As filed with the Securities and Exchange Commission on November 5, 2020

Registration Statement No. 333-248711

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARKO Corp.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5412	85-2784337
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10

New York, NY 10019

(212) 616-9600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Christopher Bradley

Chief Financial Officer and Secretary

650 Fifth Avenue, Floor 10

New York, NY 10019

(212) 616-9600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sidney Burke, Esq. Stephen P. Alicanti, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, NY 10020 (212) 335-4500	Steven J. Heyer Chief Executive Officer Haymaker Acquisition Corp. II 650 Fifth Avenue, Floor 10 New York, NY 10019 (212) 616-9600	Alan I. Annex, Esq. Joseph A. Herz, Esq. Greenberg Traurig, LLP 333 S.E. 2nd Avenue Miami, FL 33131 (305) 579-0500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(12)
Common stock(2)(7)	40,000,000	$10.12	$404,800,000.00(8)	$52,543.04
Common stock(3)(4)(7)	25,949,349	$6.58	$170,746,716.42(9)	$22,162.92
Warrants(5)(7)	13,333,333	$1.3104	$17,471,999.56(10)	$2,267.87
Common stock issuable upon exercise of the Warrants(6)(7)	13,333,333	$11.50	— (11)	—
Total				$76,973.83(13)

(1)

All securities being registered will be issued by ARKO Corp., a Delaware corporation (“New Parent”). In connection with the business combination described in this registration statement and the enclosed proxy statement/prospectus (the “Business Combination”), (a) Punch US Sub, Inc., a Delaware corporation, will be merged with and into Haymaker Acquisition Corp. II, a Delaware corporation (“Haymaker”), and each outstanding share of Class A common stock of Haymaker, par value $0.0001 per share (“Haymaker Class A Common Stock”), will be converted into the right to receive one share of common stock of New Parent, par value $0.0001 (the “New Parent Common Stock”), and each outstanding warrant of Haymaker, each entitling the holder thereof to purchase one share of Haymaker Class A Common Stock at an exercise price of $11.50 per share (each, a “Haymaker Warrant”), will be converted into the right to receive a warrant to purchase one share of New Parent Common Stock at an exercise price of $11.50 per share (each, a “New Parent Warrant”) and (b) Punch Sub Ltd., a company organized under the laws of the State of Israel, will merge with and into ARKO Holdings Ltd., a company organized under the laws of the State of Israel (“Arko”), with Arko surviving the merger, and the holders of ordinary shares of Arko, par value 0.01 New Israeli Shekel per share (the “Arko Ordinary Shares”), will exchange their Arko Ordinary Shares for shares of New Parent Common Stock, and Arko will become a wholly owned subsidiary of New Parent.

(2)

Consists of shares of New Parent Common Stock issuable in exchange for outstanding shares of Haymaker Class A Common Stock, including shares of Haymaker Class A Common Stock included in outstanding units of Haymaker (“units”), each unit consisting of one share of Haymaker Class A Common Stock and one-third of one Haymaker Warrant. Upon the consummation of the Business Combination, all units will be separated into their component securities, which will be exchanged for equivalent securities of New Parent.

(3)

Consists of shares of New Parent Common Stock issuable in exchange for Arko Ordinary Shares calculated in accordance with the Business Combination Agreement (as defined below), excluding the estimated number of shares to be held by each of Arie Kotler and Morris Willner, and assuming all Arko shareholders elect to receive stock consideration only.

(4)

The actual number of shares of New Parent Common Stock issuable to shareholders of Arko will be determined pursuant to the terms of the Business Combination Agreement and is dependent on the actual elections of the holders of Arko Ordinary Shares. While the exact number of shares of New Parent Common Stock to be issued at the closing of the Business Combination cannot be known as of the filing of this Registration Statement, New Parent believes that, based on the assumptions underlying the calculation of the registration fee (as set forth in footnote (3) above), excluding the estimated number of shares to be held by each of Arie Kotler and Morris Willner, the actual number of shares of New Parent Common Stock issued will not be greater than those set forth in the Calculation of the Registration Fee table.

(5)	Consists of New Parent Warrants issuable in exchange for outstanding Haymaker Warrants, including Haymaker Warrants included in outstanding units.
(6)

Consists of New Parent Common Stock issuable upon exercise of New Parent Warrants. Each New Parent warrant will entitle the warrant holder to purchase one share of New Parent Common Stock at a price of $11.50 per share (subject to adjustment).

(7)

Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(8)

Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act of 1933, as amended (the “Securities Act”), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying $10.12, which represents the average of the high and low prices of shares of Haymaker Class A Common Stock on the Nasdaq Capital Market on September 4, 2020, by (a) 40,000,000, the estimated number of shares of Haymaker Class A Common Stock that will be outstanding immediately prior to the closing of the Business Combination (including shares of Haymaker Class A Common Stock that may be redeemed pursuant to the terms of Haymaker’s amended and restated certificate of incorporation and the shares of Haymaker Class A Common Stock included in the units).

(9)

Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying (a) 22.23 New Israeli Shekels , or $6.58 (based on the exchange rate reported by the Bank of Israel on September 7, 2020), which represents the average of the high and low prices of the Arko Ordinary Shares, as reported on the Tel Aviv Stock Exchange on September 7, 2020, by (b) 25,949,349, the estimated number of shares of New Parent Common Stock issuable in respect of the Arko Ordinary Shares outstanding immediately prior to the closing of the Business Combination, excluding the estimated number of shares to be held by each of Arie Kotler and Morris Willner, and assuming all Arko shareholders elect to receive stock consideration only.

(10)

Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying $1.3104, which represents the average of the high and low prices of Haymaker Warrants on the Nasdaq Capital Market on September 4, 2020, by (a) 13,333,333, the estimated maximum number of Haymaker Warrants that will be outstanding and registered by New Parent immediately prior to the closing of the Business Combination.

(11)	No separate registration fee required pursuant to Rule 457(g) under the Securities Act of 1933, as amended.
(12)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $129.80 per $1,000,000 of the proposed maximum aggregate offering price.
(13)	Previously paid in connection with the initial filing of this registration statement on September 10, 2020.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT AND PROSPECTUS

SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2020

LETTER TO STOCKHOLDERS OF HAYMAKER ACQUISITION CORP. II

Haymaker Acquisition Corp. II

650 Fifth Avenue, Floor 10

New York, NY 10019

Dear Haymaker Acquisition Corp. II Stockholders:

Haymaker Acquisition Corp. II, a Delaware corporation (“Haymaker”), ARKO Corp., a Delaware corporation (together with, unless the context otherwise requires, its consolidated subsidiaries for periods following the Business Combination (“New Parent”), Punch US Sub, Inc., a Delaware corporation (“Merger Sub I”), Punch Sub Ltd., a company organized under the laws of the State of Israel (“Merger Sub II”), and ARKO Holdings Ltd., a company organized under the laws of the State of Israel (“Arko”), entered into a business combination agreement (the “Business Combination Agreement”) pursuant to which Merger Sub I will merge with and into Haymaker, with Haymaker surviving the merger as a wholly-owned subsidiary of New Parent (the “First Merger”), and then Merger Sub II will merge with and into Arko, with Arko surviving the merger as a wholly-owned subsidiary of New Parent (the “Second Merger,” and collectively with the other transactions described in the Business Combination Agreement and the GPM Equity Purchase Agreement (as defined below), the “Business Combination”). Arko, as a wholly owned subsidiary of New Parent, will maintain a registered office in the State of Israel. The First Merger shall become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the Delaware General Corporation Law (the “DGCL”) (such date and time being hereinafter referred to as the “First Effective Time”). The Second Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger for the Second Merger in accordance with Section 323(5) of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”) (such date and time being hereinafter referred to as the “Second Effective Time”).

Contemporaneously with the execution of the Business Combination Agreement, New Parent, Haymaker and each of the entities that are party thereto and listed on Exhibit B thereto (the “GPM Minority Investors”) entered into an equity purchase agreement (the “GPM Equity Purchase Agreement”), pursuant to which, at the closing of the Business Combination, New Parent will purchase, directly or indirectly, from the GPM Minority Investors their equity interests in GPM Investments, LLC (“GPM”) in exchange for shares of common stock of New Parent, par value $0.0001 (“New Parent Common Stock”). As a result of the Business Combination, New Parent will indirectly own 100% of GPM, which operates Arko’s current business.

Each warrant to purchase shares of Haymaker Class A Common Stock is exercisable for one share of Haymaker Class A Common Stock at an exercise price of $11.50, as contemplated under the Haymaker Warrant Agreement (a “Haymaker Warrant”). At the First Effective Time, each Haymaker Warrant that is outstanding immediately prior to the First Effective Time will, pursuant to the terms of that certain warrant agreement, dated June 6, 2019, by and between Haymaker and Continental Stock Transfer & Trust Company, as amended by the warrant assignment, assumption and amendment agreement, dated as of the date of the closing of the Business Combination, by and among Haymaker, New Parent, and Continental Stock Transfer & Trust Company (as so amended, the “Haymaker Warrant Agreement”), cease to represent the right to acquire one share of Haymaker Class A Common Stock and shall be converted in accordance with the terms of such Haymaker Warrant Agreement, at the First Effective Time, into a right to acquire one share of New Parent Common Stock (each, a “New Parent Warrant” and collectively, the “New Parent Warrants”) on substantially the same terms that were in effect immediately prior to the First Effective Time under the terms of the Haymaker Warrant Agreement.

Following the First Effective Time, (i) the Sponsor will automatically forfeit 1,000,000 shares of New Parent Common Stock and 2,000,000 New Parent Warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,000,000 shares of New Parent Common Stock that would otherwise be issuable to the Sponsor will be deferred (as further described below). Subject to the terms and conditions of the Business Combination Agreement, no more than five business days following the occurrence of Trigger Event 1 (as defined below) or Trigger Event 2 (as defined below), New Parent will issue to the Sponsor (i) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 1, and (ii) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 2 (such shares, the “Deferred Shares”). “Trigger Event 1” will occur on (i) the first day the Required VWAP (as defined below) of the New Parent Common Stock is greater than or equal to $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 5-year anniversary of the closing of the Business Combination. “Trigger Event 2” will occur on (i) the first day the Required VWAP of the New Parent Common Stock is greater than or equal to $15.00 per (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $15.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 7-year anniversary of the closing of the Business Combination. “Required VWAP” means either (A) the 5-day volume weighed average price, if the average daily trading volume during such 5-day period equals or exceeds the average daily trading volume for the 180-day period following the Closing or (B) the 20-day volume weighted average price.

At the Second Effective Time, each ordinary share, par value 0.01 New Israeli Shekel per share, of Arko (all such issued and outstanding shares, including those to be issued in respect of Arko’s restricted stock units, are collectively referred to as the “Arko Ordinary Shares”) issued and outstanding immediately prior to the Second Effective Time will be cancelled and, subject to the terms of the Business Combination Agreement, each holder of Arko Ordinary Shares will receive the following consideration, at such holder’s election:

1.

Option A (Stock Consideration): The number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to the quotient of (i) such holder’s Consideration Value divided by (ii) $10.00.

2.

Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

3.

Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50.

For purposes of the above calculations, “Consideration Value” for a holder of Arko Ordinary Shares is an amount equal to the product of (a) the number of Arko Ordinary Shares held by such holder immediately prior to the Second Effective Time multiplied by (b) the Company Per Share Value. The “Company Per Share Value” is an amount equal to the quotient of $717,273,400 divided by the total number of issued and outstanding or issuable Arko Ordinary Shares, in each case, as of the Second Effective Time. Up to $150,000,000 of cash consideration will be available to holders of Arko Ordinary Shares (including Key Arko Shareholders) if they all were to select Option C. Notwithstanding the foregoing, after giving effect to the obligations of the Voting Support Shareholders (as defined below) under the Voting Support Agreements (as defined below), in which certain holders of Arko Ordinary Shares have agreed to elect either Option A or Option B, under no circumstance shall the actual aggregate (x) cash consideration exceed $100,045,000 nor (y) shares of New Parent Common Stock to be issued to Arko shareholders exceed 59,957,382 (if the aggregate Cash Consideration is $100,045,000) or 71,727,340 (if the aggregate Cash Consideration is $0). In addition, each holder of Arko Ordinary Shares will be entitled to receive a pro rata payment, in the form of a dividend or additional cash consideration, in respect of cash held by Arko in excess of Arko’s debt, each measured at least five business days before Closing. For more information, see “The Business Combination Agreement—Consideration to be Received in the Business Combination.”

Below is an illustration of what a hypothetical Arko Public Shareholder would receive per Arko Ordinary Share under each merger consideration option, assuming there are issued and outstanding or issuable Arko

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Ordinary Shares as of the Second Effective Time equal to 829,698,484 (which represents the number of such shares as of September 10, 2020). In addition to the stock consideration and cash consideration received under each option, the hypothetical Arko Public Shareholder will be entitled to receive a pro rata payment, in the form of a dividend or additional cash consideration, in respect of cash held by Arko in excess of Arko’s debt, each measured at least five business days before Closing. This illustration results in a Company Per Share Value (and a Consideration Value per Arko Ordinary Share) of $0.86, which is calculated as the quotient of $717,273,400 divided by the 829,698,484 shares assumed to be issued and outstanding or issuable Arko Ordinary Shares as of the Second Effective Time.

1.

Option A: The hypothetical Arko Public Shareholder will receive 0.086 shares of New Parent Common Stock per Arko Ordinary Share that he, she, or it holds. The stock consideration is calculated as the quotient of (i) $0.86, the Consideration Value per Arko Ordinary Share for the hypothetical Arko Public Shareholder, divided by (ii) $10.00.

2.

Option B: The hypothetical Arko Public Shareholder will receive 0.076 shares of New Parent Common Stock per Arko Ordinary Share and $0.086 of cash consideration per Arko Ordinary Share that he, she, or it holds. The Cash Option B Amount is $0.086 per Arko Ordinary Share, calculated as 10% of $0.86, the hypothetical Arko Public Shareholder’s Consideration Value per Arko Ordinary Share. The stock consideration under this option is calculated as (i) $0.86, the Consideration Value per Arko Ordinary Share of the hypothetical Arko Public Shareholder, divided by $10.00, minus (ii) such holder’s Cash Option B Amount per Arko Ordinary Share divided by $8.50.

3.

Option C: The hypothetical Arko Public Shareholder will receive 0.065 shares of New Parent Common Stock per Arko Ordinary Share and $0.18 of cash consideration per Arko Ordinary Share that he, she, or it holds. The Cash Option C Amount per Arko Ordinary Share is $0.18, calculated as 20.913% of $0.86, the hypothetical Arko Public Shareholder’s Consideration Value per Arko Ordinary Share. The stock consideration under this option is calculated as (i) $0.86, the Consideration Value per Arko Ordinary Share of the hypothetical Arko Public Shareholder, divided by $10.00, minus (ii) such holder’s Cash Option C Amount per Arko Ordinary Share divided by $8.50.

Haymaker’s units, Haymaker Class A Common Stock and Haymaker Warrants are currently listed on the Nasdaq Capital Market, under the symbols “HYACU,” “HYAC,” and “HYACW,” respectively. Upon the closing of the Business Combination, Haymaker securities are expected to be delisted from Nasdaq. Shares of New Parent Common Stock and New Parent Warrants are expected to trade under the symbols “ARKO” and “ARKOW,” respectively, following the consummation of the Business Combination.

Haymaker is holding a special meeting of its stockholders in order to obtain the stockholder approvals necessary to complete the Business Combination. At the Haymaker special meeting of stockholders, which will be held on December 8, 2020, at 10:00 a.m., Eastern time, virtually at https://www.virtualshareholdermeeting.com/HYAC2020, unless postponed or adjourned to a later date, Haymaker will ask its stockholders to adopt the Business Combination Agreement, thereby approving the Business Combination, and approve the other proposals described in this proxy statement/prospectus. In light of public health concerns regarding the COVID-19 pandemic, the special meeting of stockholders will be held in a virtual meeting format only. You will not be able to physically attend the special meeting.

As described in this proxy statement/prospectus, certain shareholders of Arko are parties to voting support agreements with Haymaker (the “Voting Support Agreements”) whereby such shareholders agreed to, among of things, vote all of their Arko Ordinary Shares in favor of approving the Business Combination and other proposed transactions (together, the “Proposed Transactions”) contemplated by the Business Combination Agreement. Collectively, as of September 10, 2020, these Arko shareholders held approximately 64% of the outstanding Arko Ordinary Shares.

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After careful consideration, the respective Haymaker and Arko boards of directors have unanimously approved the Business Combination Agreement and the board of directors of Haymaker has approved the other proposals described in this proxy statement/prospectus, and each of the Haymaker and Arko boards of directors has determined that it is advisable to consummate the Business Combination. The board of directors of Haymaker recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus. When you consider the board of directors’ recommendation of these proposals, you should keep in mind that certain of our directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder.

More information about Haymaker, Arko and the Proposed Transactions is contained in this proxy statement/prospectus. You are urged to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 47 OF THIS PROXY STATEMENT/PROSPECTUS.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

, 2020	Sincerely, Steven J. Heyer Chief Executive Officer and Executive Chairman

This proxy statement/prospectus is dated                 , 2020, and is first being mailed to the stockholders of Haymaker on or about that date.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

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Haymaker Acquisition Corp. II

650 Fifth Avenue, Floor 10

New York, NY 10019

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 8, 2020

To the Stockholders of Haymaker Acquisition Corp. II:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “special meeting”) of Haymaker Acquisition Corp. II, a Delaware corporation (“Haymaker,” “we,” “our” or “us”), will be held on December 8, 2020, at 10:00 a.m., Eastern time, virtually at https://www.virtualshareholdermeeting.com/HYAC2020. You are cordially invited to virtually attend the special meeting for the following purposes:

1.

The “Business Combination Proposal”—to approve and adopt the Business Combination Agreement, dated as of September 8, 2020 (as it may be amended from time to time, the “Business Combination Agreement”), by and among Haymaker Acquisition Corp. II, a Delaware corporation (“Haymaker”), ARKO Corp., a Delaware corporation (together with, unless the context otherwise requires, its consolidated subsidiaries for periods following the Business Combination “New Parent”), Punch US Sub, Inc., a Delaware corporation (“Merger Sub I”), Punch Sub Ltd., a company organized under the laws of the State of Israel (“Merger Sub II”), and ARKO Holdings Ltd., a company organized under the laws of the State of Israel (“Arko”), and the transactions contemplated thereby (including the First Merger), pursuant to which Merger Sub I will merge with and into Haymaker, with Haymaker surviving the merger as a wholly-owned subsidiary of New Parent (the “First Merger”), and then Merger Sub II will merge with and into Arko, with Arko surviving the merger as a wholly-owned subsidiary of New Parent (the “Second Merger,” and collectively with the other transactions described in the Business Combination Agreement and the GPM Equity Purchase Agreement (as defined below), the “Business Combination”);

2.

The “Lock-Up Agreement Proposal”—to approve and ratify the entry into the Registration Rights and Lock-Up Agreement with the Sponsor, the directors and officers of Haymaker, and the other parties thereto (the “Registration Rights and Lock-Up Agreement”).

3.	The “Incentive Plan Proposal”—to approve and adopt the ARKO Corp. 2020 Incentive Compensation Plan established to be effective after the closing of the Business Combination.

4.

The “Stockholder Adjournment Proposal”—a proposal to authorize the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based on the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Business Combination Proposal or Public Stockholders have elected to redeem an amount of Haymaker Class A Common Stock such that the minimum available cash condition to the closing of the Business Combination would not be satisfied.

Only holders of record of our common stock at the close of business on November 4, 2020 are entitled to notice of the special meeting and to vote at the special meeting and any adjournments or postponements of the special meeting. A complete list of our stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Pursuant to our amended and restated certificate of incorporation, we are providing our Public Stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount on deposit in the trust account which holds the proceeds of our initial public offering as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, upon the consummation of the Business Combination. For illustrative purposes, based on funds in the trust account of approximately $405.0 million on June 30, 2020, the estimated per share redemption price would have been approximately

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$10.13. Public Stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal and any of the other proposals presented. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 15% of the Public Shares. Holders of our outstanding warrants to purchase shares of our Class A common stock do not have redemption rights with respect to such warrants in connection with the Business Combination. All of the holders of our Class B common stock (“Founder Shares”) have agreed to waive their redemption rights with respect to their Founder Shares and any public shares that they may have acquired during or after our initial public offering in connection with the completion of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsor owns approximately 20% of our issued and outstanding shares of common stock, consisting of 100% of the Founder Shares.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200; banks and brokers can call collect at (203) 658-9400.

In light of the ongoing health concerns relating to the COVID-19 pandemic and to best protect the health and welfare of Haymaker’s stockholders and personnel, the special meeting will be held in virtual meeting format only. Stockholders are nevertheless urged to vote their proxies by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted.

, 2020	By Order of the Board of Directors, Steven J. Heyer Chief Executive Officer and Executive Chairman

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Arko Corp., a Delaware corporation (“New Parent”) (File No. 333-248711), constitutes a prospectus of New Parent under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock, par value $0.0001 per share, of New Parent (“New Parent Common Stock”) to be issued if the transactions contemplated by the Business Combination Agreement, including the transactions contemplated by the GPM Equity Purchase Agreement (the “Business Combination”) are consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the special meeting of stockholders of Haymaker Acquisition Corp. II, a Delaware corporation (“Haymaker”), at which Haymaker stockholders will be asked to consider and vote upon a proposal to approve the Business Combination, as described herein, by the approval and adoption of the Business Combination Agreement (as defined below), among other matters.

FREQUENTLY USED TERMS AND CERTAIN ASSUMPTIONS

In this document:

“2020 Plan” means the ARKO Corp. 2020 Incentive Compensation Plan.

“Ares” means Ares Capital Corporation or any of its affiliates, any investment fund solely managed or controlled by any of them, or any affiliate of such investment fund.

“Arko” means ARKO Holdings Ltd., a company organized under the laws of the State of Israel and, unless the context otherwise requires, includes its consolidated subsidiaries. Prior to the closing of the Business Combination, Arko, a holding company, holds a majority of the outstanding equity of GPM, which is the entity responsible for operating the business described under “Information About Arko.” Following the closing of the Business Combination, both Arko and GPM will be indirect wholly-owned subsidiaries of New Parent.

“Arko Public Shareholders” means all Arko shareholders, other than Arie Kotler and Morris Willner, and their respective affiliates.

“Arko Ordinary Shares” means ordinary shares, par value 0.01 New Israeli Shekel per share, of Arko.

“broker non-vote” means the failure of a Haymaker stockholder, who holds its, his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the transactions contemplated by the GPM Equity Purchase Agreement.

“Business Combination Agreement” means the business combination agreement, dated as of September 8, 2020, as may be amended from time to time, by and among Haymaker, New Parent, Arko, Merger Sub I, and Merger Sub II.

“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the Business Combination.

“Cantor” means Cantor Fitzgerald & Co.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“DGCL” means the Delaware General Corporation Law.

“Empire” means Empire Petroleum Partners, LLC.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“First Merger” means the merger of Merger Sub I with and into Haymaker, with Haymaker surviving the First Merger.

“Founder Shares” means the shares of Haymaker Class B Common Stock initially purchased by the Sponsor in a private placement in connection with the IPO.

“GAAP” means U.S. generally accepted accounting principles.

“GPM” means GPM Investments, LLC together with all of its subsidiaries. Prior to the closing of the Business Combination, Arko, a holding company, holds a majority of the outstanding equity of GPM, which is the entity responsible for operating the business described under “Information About Arko.” Following the closing of the Business Combination, each of Arko and GPM will be an indirect wholly-owned subsidiary of New Parent.

“GPM Equity Purchase Agreement” means the equity purchase agreement, dated as of September 8, 2020, by and among New Parent, Haymaker and the GPM Minority Investors.

“GPM Minority Investors” means GPM Owner, LLC, GPM Holdings, Inc., GPM Member, LLC, GPM HP SCF Investor, LLC, ARCC Blocker II LLC, CADC Blocker Corp., Ares Centre Street Partnership, L.P., Ares Private Credit Solutions, L.P., Ares PCS Holdings Inc., Ares ND Credit Strategies Fund LLC, Ares Credit Strategies Insurance Dedicated Fund Series Interests of SALI Multi-Series Fund, L.P., Ares SDL Blocker Holdings LLC, Ares SFERS Credit Strategies Fund LLC, Ares Direct Finance I LP and Ares Capital Corporation.

“GPM Petroleum” or “GPMP” means GPM Petroleum LP together with all of its subsidiaries. GPM owns, directly and indirectly, 100% of the general partner of GPMP and 80.7% of the GPMP limited partner units.

“Haymaker” means Haymaker Acquisition Corp. II, a Delaware corporation.

“Haymaker Class A Common Stock” means shares of Class A common stock, par value $0.0001 per share, of Haymaker issued as part of the units sold in the IPO.

“Haymaker Unit” or “unit” means one share of Haymaker Class A common stock and one-third of one Haymaker Warrant.

“Haymaker Warrant Agreement” means the warrant agreement, dated as of June 6, 2019, by and between Haymaker and Continental Stock Transfer & Trust Company, governing Haymaker’s outstanding warrants, to be amended at Closing by that certain warrant assignment, assumption and amendment agreement, by and among Haymaker, New Parent, and Continental Stock Transfer & Trust Company.

“Haymaker Warrants” means warrants to purchase shares of Haymaker Class A Common Stock as contemplated under the Haymaker Warrant Agreement, with each warrant exercisable for one share of Haymaker Class A Common Stock at an exercise price of $11.50.

“Incentive Plan Proposal” means the proposal to approve the adoption of the 2020 Plan.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means Haymaker’s initial public offering of units, consummated on June 11, 2019.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Key Arko Shareholders” means, collectively, Arie Kotler, KMG Realty LLC, Yahli Group Ltd., Vilna Holding and Morris Willner.

“Merger Sub I” means Punch US Sub, Inc., a Delaware corporation.

“Merger Sub II” means Punch Sub Ltd., a company organized under the laws of the State of Israel.

“Nasdaq” means the NASDAQ Stock Market LLC.

“New Parent” means ARKO Corp., a Delaware corporation, and, unless the context otherwise requires, its consolidated subsidiaries (including Arko and GPM) for periods following the Business Combination.

“New Parent Common Stock” means validly issued, fully paid and nonassessable shares of common stock, par value $0.0001 per share, of New Parent.

“New Parent Private Placement Warrants” means warrants to acquire New Parent Common Stock on substantially equivalent terms and conditions as the Private Placement Warrants.

“New Parent Warrants” means warrants to acquire New Parent Common Stock on substantially equivalent terms and conditions as set forth in the Haymaker Warrants.

“PCAOB” means the Public Company Accounting Oversight Board.

“Private Placement Warrants” means the warrants to purchase shares of Haymaker Class A Common Stock purchased by the Sponsor, Stifel, and Cantor in a private placement in connection with the IPO.

“Proposed Transactions” means the Business Combination and other proposed transactions contemplated by the Business Combination Agreement.

“prospectus” means the prospectus included in the Registration Statement on Form S-4 (Registration No. 333-248711) filed with the SEC.

“Public Stockholders” means the holders of shares of Haymaker Class A Common Stock.

“Public Warrants” means the warrants included in the units sold in the IPO, each of which is exercisable for one share of Haymaker Class A Common Stock, in accordance with its terms.

“Registration Rights and Lock-Up Agreement” means the Registration Rights and Lock-Up Agreement to be entered into by and among New Parent and each of the persons or entities listed on Schedule A thereto.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” means the merger of Merger Sub II with and into Arko, with Arko surviving the Second Merger.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sponsor” means Haymaker Sponsor II LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means the letter agreement, dated as of September 8, 2020, by and between the Sponsor, Arko, and for purposes of Section 6 through Section 12 thereof, Andrew R. Heyer and Steven J. Heyer.

“Stifel” means Stifel, Nicolaus & Company, Incorporated.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Warrants.

“Voting Support Agreements” means the voting support agreement, dated as of September 8, 2020, by and among Haymaker, Morris Willner and Vilna Holdings, and the voting support agreement, dated as of September 8, 2020, by and among Haymaker and Arie Kotler, KMG Realty LLC, and Yahli Group Ltd.

Unless otherwise specified, all share calculations assume (i) no exercise of redemption rights by Haymaker’s Public Stockholders; (ii) prior to the consummation of the Business Combination, no inclusion of the 19,333,333 shares of Haymaker Class A Common Stock issuable upon the exercise of 13,333,333 Haymaker Warrants and 6,000,000 Private Placement Warrants; (iii) after the consummation of the Business Combination, no inclusion of the 17,333,333 shares of New Parent Common Stock issuable upon the exercise of 13,333,333 New Parent Warrants and 4,000,000 New Parent Private Placement Warrants; (iv) no inclusion of the 4,000,000 deferred shares of New Parent Common Stock, in the aggregate, that are issuable to the Sponsor upon the occurrence of certain events under the Business Combination Agreement and (v) no inclusion of the                  shares of New Parent Common Stock available for issuance under the 2020 Plan.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the special meeting of stockholders, including with respect to the proposed Business Combination. The following questions and answers may not include all the information that is important to Haymaker stockholders. You are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Questions and Answers About the Special Meeting of Haymaker’s Stockholders and the Related Proposals

Q.	Why am I receiving this proxy statement/prospectus?

A.

Haymaker stockholders are being asked to consider and vote upon the Business Combination Proposal to approve the adoption of the Business Combination Agreement and the Business Combination, among other proposals. This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the special meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Haymaker has entered into the Business Combination Agreement with New Parent, Merger Sub I, Merger Sub II, and Arko, pursuant to which Merger Sub I will merge with and into Haymaker, with Haymaker surviving the merger as a wholly-owned subsidiary of New Parent (the “First Merger”), and then Merger Sub II will merge with and into Arko, with Arko surviving the merger as a wholly-owned subsidiary of New Parent (the “Second Merger,” and collectively with the other transactions described in the Business Combination Agreement and the GPM Equity Purchase Agreement, the “Business Combination”). A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. Arko, as a wholly owned subsidiary of New Parent, will continue to maintain a registered office in the State of Israel. The First Merger shall become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required, by the relevant provisions of the Delaware General Corporate Law (the “DGCL”) (such date and time being hereinafter referred to as the “First Effective Time”). The Second Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger for the Second Merger in accordance with Section 323(5) of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”) (such date and time being hereinafter referred to as the “Second Effective Time”).

Contemporaneously with the execution of the Business Combination Agreement, New Parent, Haymaker, and the GPM Minority Investors entered into the GPM Equity Purchase Agreement, pursuant to which, at Closing, New Parent shall purchase, directly or indirectly, from the GPM Minority Investors their equity interests in GPM in exchange for shares of common stock of New Parent, par value $0.0001 (“New Parent Common Stock”). As a result of the Business Combination, New Parent will indirectly own 100% of GPM, which operates Arko’s current business.

At the First Effective Time, (a) each outstanding share of Haymaker Class A Common Stock and each outstanding Founder Share will be converted into the right to receive one share of New Parent Common Stock and (b) each Haymaker Warrant that is outstanding immediately prior to the First Effective Time will, pursuant to the terms of Haymaker Warrant Agreement, cease to represent the right to acquire one share of Haymaker Class A Common Stock and shall be converted in accordance with the terms of such Haymaker Warrant Agreement, at the First Effective Time, into a right to acquire one share of New Parent Common Stock (each, a “New Parent Warrant” and collectively, the “New Parent Warrants”) on substantially the same terms that were in effect immediately prior to the First Effective Time under the terms of the Haymaker Warrant Agreement.

Following the First Effective Time, (i) the Sponsor will automatically forfeit 1,000,000 shares of New Parent Common Stock and 2,000,000 New Parent Warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,000,000 shares of New Parent Common Stock that would otherwise be issuable to the Sponsor will be deferred (as further described below). Subject to the terms and conditions of the Business Combination Agreement, no more than five business days following the occurrence of Trigger Event 1 (as defined below) or Trigger Event 2 (as defined below), New Parent will issue to the Sponsor (i) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 1, and (ii) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 2 (such shares, the “Deferred Shares”). “Trigger Event 1” will occur on (i) the first day the Required VWAP (as defined below) of the New Parent Common Stock is greater than or equal to $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 5-year anniversary of the closing of the Business Combination. “Trigger Event 2” will occur on (i) the first day the Required VWAP of the New Parent Common Stock is greater than or equal to $15.00 per (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $15.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 7-year anniversary of the closing of the Business Combination. “Required VWAP” means either (A) the 5-day volume weighed average price, if the average daily trading volume during such 5-day period equals or exceeds the average daily trading volume for the 180-day period following the Closing or (B) the 20-day volume weighted average price.

At the Second Effective Time, each ordinary share, par value 0.01 New Israeli Shekel per share, of Arko (all such issued and outstanding shares, including those to be issued in respect of Arko’s restricted stock units, are collectively referred to as the “Arko Ordinary Shares”) issued and outstanding immediately prior to the Second Effective Time will be cancelled and, subject to the terms of the Business Combination Agreement, each holder of Arko Ordinary Shares will receive the following consideration, at such holder’s election:

1.

Option A (Stock Consideration): The number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to the quotient of (i) such holder’s Consideration Value divided by (ii) $10.00.

2.

Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

3.

Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50.

For purposes of the above calculations, “Consideration Value” for a holder of Arko Ordinary Shares is an amount equal to the product of (a) the number of Arko Ordinary Shares held by such holder immediately prior to the Second Effective Time multiplied by (b) the Company Per Share Value. The “Company Per Share Value” is an amount equal to the quotient of $717,273,400 divided by the total number of issued and outstanding or issuable Arko Ordinary Shares, in each case, as of the Second Effective Time. Up to $150,000,000 of cash consideration will be available to holders of Arko Ordinary Shares (including Key Arko Shareholders) if they all were to select Option C. Notwithstanding the foregoing, after giving effect to the obligations of the Voting Support Shareholders under the Voting Support Agreements, in which certain holders of Arko Ordinary Shares have agreed to elect either Option A or Option B, under no circumstance shall the actual aggregate (x) cash consideration exceed $100,045,000 nor (y) shares of New Parent Common Stock to be issued to Arko shareholders exceed 59,957,382 (if the aggregate Cash Consideration is $100,045,000) or 71,727,340 (if the aggregate Cash Consideration is $0). For more information, see “The Business Combination Agreement—Consideration to be Received in the Business Combination, “Summary of the proxy statement/prospectus—Ownership of ARKO Corp. After the Closing” and “Unaudited Pro Forma Condensed Combined Financial Information.”

If the Business Combination Agreement is terminated under certain circumstances, Arko will be required to pay a termination fee (the “Company Termination Fee”) in the amount of approximately $21.52 million. In the event of any payment of the Company Termination Fee to Haymaker, Haymaker will allocate any such amounts as follows (and with the following priority): (i) to pay the expenses of Haymaker incurred in connection with the Proposed Transaction; (ii) to purchase from the Sponsor the Private Placement Warrants that the Sponsor purchased in connection with the IPO; (iii) to reimburse Haymaker for its expenses in connection with the Proposed Transaction or any other potential business combinations; (iv) to pay $25,000 to the Sponsor; and (v) to pay any taxes applicable to Haymaker. Haymaker will cause the amount of the applicable Company Termination Fee remaining after such payments to be paid to the Public Stockholders at the time of the Haymaker’s liquidation on a pro rata basis based on the number of shares of Haymaker Class A Common Stock held by such Public Stockholders.

Upon the closing of the Business Combination, Haymaker securities will be delisted from Nasdaq. New Parent Common Stock and New Parent Warrants are expected to trade under the symbols “ARKO” and “ARKOW,” respectively, following the consummation of the Business Combination.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the special meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of New Parent with respect to the New Parent Common Stock issuable in connection with the Business Combination.

Q.	What matters will stockholders consider at the special meeting?

A.	At the Haymaker special meeting of stockholders, Haymaker will ask its stockholders to vote in favor of the following proposals (the “Proposals”):

•	The Business Combination Proposal—a proposal to approve and adopt the Business Combination Agreement and the Business Combination.

•	The Lock-Up Agreement Proposal—a proposal to ratify the entry into the Registration Rights and Lock-Up Agreement with the Sponsor and the directors and officers of Haymaker.

•	The Incentive Plan Proposal—a proposal to approve and adopt the 2020 Plan established to be effective after the closing of the Business Combination.

•

The Stockholder Adjournment Proposal—a proposal to authorize the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based on the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Business Combination Proposal or Public Stockholders have elected to redeem an amount of Haymaker Class A Common Stock such that the minimum available cash condition to the closing of the Business Combination would not be satisfied.

Q.	Are any of the proposals conditioned on one another?

A.

The Lock-Up Agreement Proposal is and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal. The Stockholder Adjournment Proposal does not require the approval of the Business Combination Proposal to be effective. It is important for you to note that in the event that the Business Combination Proposal is not approved, Haymaker will not consummate the Business Combination. If Haymaker does not consummate the Business Combination and fails to complete an initial business combination by June 11, 2021, or obtain the approval of Haymaker stockholders to extend the deadline for Haymaker to consummate an initial business combination, Haymaker will be required to dissolve and liquidate.

Q.	Why is Haymaker proposing the Business Combination Proposal?

A.

Haymaker was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Haymaker is not limited to any particular industry or sector.

Haymaker received $400,000,000 from its IPO (including net proceeds from the exercise by the underwriters of their over-allotment option) and sale of the Private Placement Warrants which was placed into the Trust Account immediately following the IPO. In accordance with Haymaker’s amended and restated certificate of incorporation, the funds held in the Trust Account will be released upon the consummation of the Business Combination. See the question entitled “What happens to the funds held in the Trust Account upon consummation of the Business Combination?”

There currently are 50,000,000 shares of Haymaker common stock issued and outstanding, consisting of 40,000,000 shares of Haymaker Class A Common Stock and 10,000,000 Founder Shares. In addition, there currently are 19,333,333 Haymaker Warrants issued and outstanding, consisting of 13,333,333 Public Warrants and 6,000,000 Private Placement Warrants. Following the First Effective Time, (i) the Sponsor will automatically forfeit 1,000,000 shares of New Parent Common Stock and 2,000,000 New Parent Warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,000,000 shares of New Parent Common Stock that would otherwise be issuable to the Sponsor will be deferred (as further described below). Subject to the terms and conditions of the Business Combination Agreement, no more than five business days following the occurrence of Trigger Event 1 (as defined below) or Trigger Event 2 (as defined below), New Parent will issue to the Sponsor (i) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 1, and (ii) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 2 (such shares, the “Deferred Shares”). “Trigger Event 1” will occur on (i) the first day the Required VWAP (as defined below) of the New Parent Common Stock is greater than or equal to $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 5-year anniversary of the closing of the Business Combination. “Trigger Event 2” will occur on (i) the first day the Required VWAP of the New Parent Common Stock is greater than or equal to $15.00 per (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $15.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 7-year anniversary of the closing of the Business Combination. “Required VWAP” means either (A) the 5-day volume weighed average price, if the average daily trading volume during such 5-day period equals or exceeds the average daily trading volume for the 180-day period following the Closing or (B) the 20-day volume weighted average price.

Each whole Haymaker Warrant entitles the holder thereof to purchase one share of Haymaker Class A Common Stock at a price of $11.50 per share. The Haymaker Warrants will become exercisable 30 days after the completion of a business combination, and expire at 5:00 p.m., New York City time, five years after the completion of a business combination or earlier upon redemption or liquidation. The Private Placement Warrants, however, are not redeemable so long as they are held by their initial purchasers or their permitted transferees.

Under Haymaker’s amended and restated certificate of incorporation, Haymaker must provide all holders of Haymaker Class A Common Stock with the opportunity to have their Haymaker Class A Common Stock redeemed upon the consummation of Haymaker’s initial business combination in conjunction with a stockholder vote.

Q.	Who is Arko?

A.

Arko is a public company incorporated in Israel, whose shares and Bonds (Series C) are listed for trading on the Tel Aviv Stock Exchange Ltd. Arko’s main activity is its holding, through fully owned and controlled subsidiaries, of controlling rights in GPM. See “Information About Arko.”

Q.	What equity stake will current Haymaker stockholders, Arko shareholders and GPM Minority Investors have in New Parent after the Closing?

A.

Assuming that (i) no Public Stockholders exercise their redemption rights in connection with the Business Combination and (ii) Haymaker and New Parent do not issue any additional equity securities prior to Closing, upon the completion of the Business Combination the ownership of New Parent is expected to be as follows:

	No Redemptions of Haymaker Class A Common Stock
	Assuming each of Arie Kotler and Morris Willner elects Option A and all Arko Public Shareholders elect Option A		Assuming each of Arie Kotler and Morris Willner elects Option B and all Arko Public Shareholders elect Option C
	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding
Arie Kotler	23,785,336	15.8%	20,987,061	15.1%
Morris Willner	21,992,655	14.6%	19,405,284	14.0%
Arko Public Shareholders	25,949,349	17.2%	19,565,037	14.1%
GPM Minority Investors	33,772,660	22.5%	33,772,660	24.4%
Public Stockholders	40,000,000	26.6%	40,000,000	28.8%
Holders of Founder Shares	5,000,000	3.3%	5,000,000	3.6%

Assuming that (i) Public Stockholders elect to redeem 12.9 million shares of Haymaker Class A Common Stock in connection with the Business Combination and (ii) Haymaker and New Parent do not issue any additional equity securities prior to Closing, upon the completion of the Business Combination the ownership of New Parent is expected to be as follows:

	Redemptions of 12.9 million Shares of Haymaker Class A Common Stock
	Assuming each of Arie Kotler and Morris Willner elects Option A and all Arko Public Shareholders elect Option A		Assuming each of Arie Kotler and Morris Willner elects Option B and all Arko Public Shareholders elect Option C
	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding
Arie Kotler	23,785,336	17.3%	20,987,061	16.7%
Morris Willner	21,992,655	16.0%	19,405,284	15.4%
Arko Public Shareholders	25,949,349	18.9%	19,565,037	15.5%
GPM Minority Investors	33,772,660	24.5%	33,772,660	26.9%
Public Stockholders	27,114,799	19.7%	27,114,799	21.5%
Holders of Founder Shares	5,000,000	3.6%	5,000,000	4.0%

If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the number of shares and percentage interests set forth above do not take into account (i) potential future exercises of New Parent Warrants or Ares warrants and (ii) 4,000,000 deferred shares of New Parent Common Stock, in the aggregate, that are issuable to the Sponsor upon the occurrence of certain events under the Business Combination Agreement. For purposes of the tables above, shares of New Parent Common Stock to be issued in respect of Arko Ordinary Shares and Haymaker Class A Common Stock held by the GPM Minority Investors prior to the consummation of the Business Combination are reflected in the rows entitled “Arko Public Shareholders” and “Public Shareholders,” respectively.

Q.	Who will be the officers and directors of New Parent if the Business Combination is consummated?

A.

The Business Combination Agreement provides that, immediately following the consummation of the Business Combination, the board of directors of New Parent (the “New Parent Board”) will be comprised of Arie Kotler, Steven J. Heyer, Andrew Heyer, and four designees to be determined. Immediately following the consummation of the Business Combination, we expect that the following will be the officers of New Parent: Arie Kotler, Donald Bassell, and Maury Bricks. See “Management After the Business Combination.”

Q.	What conditions must be satisfied to complete the Business Combination?

A.

There are a number of closing conditions in the Business Combination Agreement, including that Haymaker’s stockholders have approved and adopted the Business Combination Agreement. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Business Combination Agreement—Conditions to Closing.”

Q.	What happens if I sell my shares of Haymaker Class A Common Stock before the special meeting of stockholders?

A.

The record date for the special meeting of stockholders will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of Haymaker Class A Common Stock after the record date, but before the special meeting of stockholders, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting of stockholders. However, you will not be entitled to receive any shares of New Parent Common Stock following the Closing because only Haymaker’s stockholders on the date of the Closing will be entitled to receive shares of New Parent Common Stock in connection with the Closing.

Q.	What vote is required to approve the proposals presented at the special meeting of stockholders?

A.

The approval of the Business Combination Proposal requires the affirmative vote (in person (which would include presence at a virtual meeting) or by proxy) of the holders of a majority of all then outstanding shares of Haymaker Class A Common Stock entitled to vote thereon at the special meeting. Accordingly, a Haymaker stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the special meeting of stockholders, an abstention from voting or a broker non-vote will have the same effect as a vote against these Proposals.

The approval of the Lock-Up Agreement Proposal, Incentive Plan Proposal, and Stockholder Adjournment Proposal require the affirmative vote (in person (which would include presence at a virtual meeting) or by proxy) of the holders of a majority of the shares of Haymaker Class A Common Stock that are voted at the special meeting of stockholders. Accordingly, a Haymaker stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the special meeting of stockholders, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on these Proposals.

Q.	Do Arko’s shareholders need to approve the Business Combination?

A.

Yes. Contemporaneously with the execution of the Business Combination Agreement, Arie Kotler, KMG Realty LLC, Yahli Group Ltd., Vilna Holding and Morris Willner (collectively, the “Key Arko Shareholders”) entered into the Voting Support Agreements, pursuant to which, among other things and subject to the terms and conditions therein, the Key Arko Shareholders agreed to vote all Arko Ordinary Shares beneficially owned by such shareholders at the time of the Arko shareholder vote on the Business Combination in favor of adoption and approval of the Business Combination Agreement and the approval of the transactions contemplated by the Business Combination Agreement, including the Business Combination, and any other matter necessary to consummate such transactions, and not to (a) transfer any of their Arko Ordinary Shares (or enter into any arrangement with respect thereto) prior to the earliest of (x) the Closing Date, (y) the termination of the Business Combination Agreement, or (z) a mutual agreement of Haymaker and the shareholders party to the respective Voting Agreement, or (b) enter into any voting arrangement that is inconsistent with the Voting Support Agreements. Collectively, as of September 9, 2020, the Key Arko Shareholders held approximately 64% of the outstanding Arko Ordinary Shares. Under the ICL, the approval of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement requires the affirmative vote of the holders of a majority of the Arko Ordinary Shares present in person or represented by proxy or voting deed and voting on the resolution, excluding abstentions, provided that either: (i) such majority includes a majority of the Arko Ordinary Shares voted by shareholders who are not “controlling shareholders” and who do not have a “personal interest” (as such terms are defined in the ICL) in the resolution; or (ii) the total number of Arko Ordinary Shares of shareholders who are not “controlling shareholders” and who do not have a “personal interest” in the resolution that are voted against the resolution does not exceed 2% of the outstanding voting shares of Arko.

For further information, please see the section entitled “Certain Agreements Related to The Business Combination—Voting Support Agreements.”

Q.	May Haymaker or Haymaker’s directors, officers or advisors, or their affiliates, purchase shares in connection with the Business Combination?

A.

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor and Haymaker’s board of directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the Trust Account either prior to or following the Closing. There is no limit on the number of shares the Sponsor or Haymaker’s board of directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the Sponsor, directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares or if such purchases are prohibited by Regulation M of the Exchange Act. It is not currently anticipated that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Such purchases may include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions or in the open market from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. The purpose of these purchases would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, satisfy a closing condition of the Business Combination Agreement that requires Haymaker to have a minimum net worth or a minimum amount of cash at closing of the Business Combination, where it appears such requirement would not otherwise be met, or to increase the amount of cash available to Haymaker for use in the Business Combination.

Q.	How many votes do I have at the special meeting of stockholders?

A.

Haymaker’s stockholders are entitled to one vote at the special meeting for each share of Haymaker common stock held of record as of the record date. As of the close of business on the record date, there were 50,000,000 outstanding shares of Haymaker common stock.

Q.	What interests do Haymaker’s current officers and directors have in the Business Combination?

A.	Haymaker’s board of directors and executive officers may have interests in the Business Combination that are different from, in addition to, or in conflict with, yours. These interests include:

•

the beneficial ownership of the Sponsor and certain of Haymaker’s directors and officers (the “Haymaker Initial Stockholders”) of an aggregate of 10,000,000 Founder Shares and 5,550,000 Private Placement Warrants, which shares and warrants would become worthless if Haymaker does not complete a business combination by June 11, 2021, as the Haymaker Initial Stockholders have waived any right to redemption with respect to these shares. Such shares and warrants have an aggregate market value of approximately $100.3 million and $4.73 million, respectively, based on the closing price of Haymaker Class A Common Stock and Haymaker Warrants of $10.03 and $0.8521, respectively, on Nasdaq on November 4, 2020, the record date for the special meeting of stockholders;

•

the fact that the Sponsor and Haymaker’s officers and directors have agreed not to redeem any Haymaker Common Shares held by them in connection with a stockholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the Founder Shares and such securities will have a significantly higher value at the time of the Business Combination which, if unrestricted and freely tradable, would be valued at $50,000,000 (excluding any deferred shares of New Parent Common Stock and assuming a value of $10.00 per share) after giving effect to the forfeitures contemplated by the Business Combination Agreement, but, given the restrictions on such shares, Haymaker believes such shares have less value;

•

the fact that the Sponsor and Haymaker’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Haymaker fails to complete an initial business combination by June 11, 2021;

•	the fact that the Sponsor will forfeit a portion of its Haymaker Private Placement Warrants and will receive deferred shares of New Parent Common Stock;

•

the fact that the Sponsor paid an aggregate of $8,325,000 for its 5,550,000 Private Placement Warrants to purchase shares of Haymaker Class A Common Stock and that such Private Placement Warrants will expire worthless if a business combination is not consummated by June 11, 2021;

•

the right of the Sponsor to hold New Parent Common Stock and the New Parent Common Stock to be issued to the Sponsor upon exercise of its New Parent Private Placement Warrants following the Business Combination, subject to certain lock-up periods;

•

the anticipated service of Steven J. Heyer (Haymaker’s Chief Executive Officer and Executive Chairman) and Andrew R. Heyer (Haymaker’s President and a member of Haymaker’s board of directors) as directors of New Parent following the Business Combination;

•	the continued indemnification of Haymaker’s existing directors and officers and the continuation of Haymaker’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that the Sponsor and Haymaker’s officers and directors may not participate in the formation of, or become directors or officers of, any other blank check company until Haymaker (i) has entered into a definitive agreement regarding an initial business combination or (ii) fails to complete an initial business combination by June 11, 2021;

•

the fact that the Sponsor and Haymaker’s officers and directors will lose their entire investment in Haymaker and will not be reimbursed for any out-of-pocket expenses, to the extent such expenses exceed the amount not required to be retained in the Trust Account, if an initial business combination is not consummated by June 11, 2021; and

•

the fact that if the Trust Account is liquidated, including in the event Haymaker is unable to complete an initial business combination by June 11, 2021, the Sponsor has agreed to indemnify Haymaker to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Haymaker has entered into an acquisition agreement or claims of any third-party for services rendered or products sold to Haymaker, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

These interests may influence Haymaker’s board of directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should also read the section entitled “The Business Combination—Interests of Haymaker’s Directors and Officers in the Business Combination.”

Q.	Did Haymaker’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.

Haymaker’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Haymaker’s board of directors believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders. Haymaker’s board of directors also determined, without seeking a valuation from a financial advisor, that Arko’s fair market value was at least 80% of Haymaker’s net assets, excluding any taxes payable on interest earned. Accordingly, investors will be relying on the judgment of Haymaker’s board of directors as described above in valuing Arko’s business and assuming the risk that Haymaker’s board of directors may not have properly valued such business.

Q.	What happens if the Business Combination Proposal is not approved?

A.

If the Business Combination Proposal is not approved and Haymaker does not consummate a business combination by June 11, 2021, or amend its amended and restated certificate of incorporation to extend the date by which Haymaker must consummate an initial business combination, Haymaker will be required to dissolve and liquidate the Trust Account.

Q.	Do I have redemption rights?

A.

If you are a holder of Haymaker Class A Common Stock, you may redeem your shares of Haymaker Class A Common Stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of the IPO, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Haymaker to pay its franchise and income taxes and for working capital purposes, upon the consummation of the Business Combination. The per share amount Haymaker will distribute to holders who properly redeem their shares will not be reduced by the deferred underwriting commissions Haymaker will pay to the underwriters of its IPO if the Business Combination is consummated. Holders of the outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. The Sponsor has agreed to waive its redemption rights with respect to their Founder Shares and any Haymaker Class A Common Stock that they may have acquired during or after the IPO in connection with the completion of Haymaker’s initial business combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the Trust Account of approximately $405.0 million on June 30, 2020, the estimated per share redemption price would have been approximately $10.13. Haymaker Class A Common Stock properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account, including interest (which interest shall be net of taxes payable by Haymaker and up to $100,000 of interest to pay dissolution expenses), in connection with the liquidation of the Trust Account.

Q.	Is there a limit on the number of shares I may redeem?

A.

A Public Stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the Haymaker Class A Common Stock. Accordingly, all shares in excess of 15% of the Haymaker Class A Common Stock owned by a holder will not be redeemed. On the other hand, a Public Stockholder who (together with any affiliates and other group members) holds less than 15% of the Haymaker Class A Common Stock may redeem all of its Haymaker Class A Common Stock for cash.

Q.	Will how I vote affect my ability to exercise redemption rights?

A.

No. You may exercise your redemption rights whether you vote your Haymaker Class A Common Stock for or against the Business Combination Proposal or do not vote your shares. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Haymaker Class A Common Stock and no longer remain stockholders, leaving stockholders who choose not to redeem their Haymaker Class A Common Stock holding shares in a company with a less liquid trading market, fewer stockholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q.	How do I exercise my redemption rights?

A.

In order to exercise your redemption rights, you must, prior to 4:30 p.m. Eastern time on December 4, 2020 (two business days before the special meeting), (i) submit a written request to Haymaker’s transfer agent that Haymaker redeem your Haymaker Class A Common Stock for cash, and (ii) deliver your stock to Haymaker’s transfer agent physically or electronically through The Depository Trust Company (“DTC”). The address of Continental Stock Transfer & Trust Company, Haymaker’s transfer agent, is listed under the question “Who can help answer my questions?” below. Haymaker requests that any requests for redemption include the identity of the beneficial owner making such request. Electronic delivery of your stock generally will be faster than delivery of physical stock certificates.

A physical stock certificate will not be needed if your stock is delivered to Haymaker’s transfer agent electronically. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and Haymaker’s transfer agent will need to act to facilitate the request. It is Haymaker’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because Haymaker does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Haymaker’s consent (which may be withheld in Haymaker’s sole discretion), until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Haymaker’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Haymaker’s transfer agent return the shares (physically or electronically). You may make such request by contacting Haymaker’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?”

Q.	What are the U.S. federal income tax consequences of exercising my redemption rights?

A.

Haymaker stockholders who exercise their redemption rights to receive cash from the Trust Account in exchange for their Haymaker Class A Common Stock generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of Haymaker Class A Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A stockholder’s tax basis in his, her or its shares of Haymaker Class A Common Stock generally will equal the cost of such shares. A stockholder who purchased Haymaker Units will have to allocate the cost between the shares of Haymaker Class A Common Stock and Haymaker Warrants comprising the Haymaker Units based on their relative fair market values at the time of the purchase. See the section entitled “Certain U.S. Federal Income Tax Considerations of the Redemption and the Business Combination.”

Q.	What are the Israeli tax consequences of the Business Combination on holders of Arko Ordinary Shares?

A.

Generally, the exchange of Arko Ordinary Shares (including Arko Ordinary Shares issued pursuant to restricted shares units (“RSUs” and the “Arko RSU Shares,” respectively) which are entitled to the benefiting tax regime under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”) for the consideration payable under the Business Combination Agreement would be treated as a taxable event both for Israeli and non-Israeli resident shareholders. However, certain relief and/or exemptions may be available under Israeli law.

Arko is filing applications for tax rulings from the Israel Tax Authority (the “ITA”) with respect to (i) withholding tax in Israel regarding the consideration payable under the Business Combination Agreement to Arko shareholders and a deferral of capital gains tax with respect to Arko shareholders who are not classified as a “controlling shareholder” (as such term defined in Section 103 of the Ordinance); and (ii) the Israeli tax treatment applicable to Arko RSU Shares issued under the benefiting tax regime of Section 102 of the Ordinance. There can be no assurance that such tax rulings will be granted before the Closing or at all or that, if obtained, such tax rulings will be granted under the conditions requested by Arko.

See the section entitled “Certain Israeli Tax Consequences of the Business Combination.”

Q.	If I hold Haymaker Warrants, can I exercise redemption rights with respect to my warrants?

A.	No. There are no redemption rights with respect to the Haymaker Warrants.

Q.	Do I have appraisal rights if I object to the proposed Business Combination?

A.	No. There are no appraisal rights available to holders of shares of Haymaker Class A Common Stock in connection with the Business Combination.

Q.	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A.

If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) Haymaker stockholders who properly exercise their redemption rights, (ii) expenses incurred by Arko and Haymaker in connection with the Proposed Transactions and (iii) cash consideration to Arko shareholders as part of the Business Combination. Any additional funds available for release from the Trust Account will be used for general corporate purposes of New Parent following the Business Combination.

Q.	What happens if the Business Combination is not consummated?

A.

There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled “The Business Combination Agreement—Termination” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, Haymaker is unable to complete a business combination by June 11, 2021, or obtain the approval of Haymaker stockholders to extend the deadline for Haymaker to consummate an initial business combination, Haymaker’s amended and restated certificate of incorporation provides that Haymaker will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Haymaker Class A Common Stock, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to Haymaker to pay taxes (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding shares of Haymaker Class A Common Stock, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and Haymaker’s board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. See the sections entitled “Risk Factors—Haymaker May Not Be Able to Complete its Initial Business Combination by June 11, 2021, in Which Case Haymaker Would Cease All Operations Except for the Purpose of Winding Up and Haymaker Would Redeem Its Public Shares and Liquidate, in Which Case Haymaker’s Public Stockholders May Only Receive $10.00 Per share of Haymaker Class A Common Stock, or Less Than Such Amount in Certain Circumstances, and Haymaker’s Existing Warrants Will Expire Worthless” and “—Haymaker’s Stockholders May Be Held Liable for Claims by Third Parties Against Haymaker to the Extent of Distributions Received by Them Upon Redemption of their Shares.” Holders of Founder Shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no distribution with respect to outstanding Haymaker Warrants. Accordingly, the Haymaker Warrants will expire worthless.

Q.	When is the Business Combination expected to be completed?

A.

It is currently anticipated that the Business Combination will be consummated during the fourth quarter of 2020, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement—Conditions to Closing of the Business Combination.”

Q.	What do I need to do now?

A.

You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.	How can I vote my shares at the Virtual Special Meeting?

A.

In light of the ongoing health concerns relating to the COVID-19 pandemic and to best protect the health and welfare of Haymaker’s stockholders and personnel, the special meeting will be held in virtual meeting format only. If you were a holder of record of Haymaker common stock on November 4, 2020, the record date for the special meeting of stockholders, you may vote electronically at the special meeting of stockholders. If you choose to attend the special meeting of stockholders, you will need to visit https://www.virtualshareholdermeeting.com/HYAC2020, and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the special meeting of stockholders by following the instructions available on the meeting website during the meeting. If you are a beneficial owner of Haymaker Class A Common Stock but not the stockholder of record of such Haymaker Class A Common Stock, you will also need to obtain a legal proxy for the meeting provided by your bank, broker, or nominee. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the special meeting of stockholders, you will not be permitted to vote electronically at the special meeting of stockholders unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the special meeting of stockholders.

Q.	What will happen if I abstain from voting or fail to vote at the special meeting?

A.

At the special meeting of stockholders, Haymaker will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote will have the same effect as a vote against the Business Combination Proposal and will have no effect on any of the other proposals.

Q.	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A.	Signed and dated proxies received by Haymaker without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each proposal presented to the stockholders.

Q.	How can I vote my shares without attending the special meeting of stockholders?

A.

If you are a stockholder of record of Haymaker common stock as of the close of business on November 4, 2020, the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee. Your vote is important. Haymaker encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q.	If I am not going to attend the virtual special meeting of stockholders in person, should I return my proxy card instead?

A.

Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.

No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the Proposals. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Broker non-votes will not be counted for purposes of determining the presence of a quorum at the special meeting of stockholders. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide. However, in no event will a broker non-vote have the effect of exercising your redemption rights for a pro rata portion of the Trust Account.

Q.	May I change my vote after I have mailed my signed proxy card?

A.

Yes. If you are a stockholder of record of Haymaker common stock as of the close of business on the record date, whether you vote by mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	give written notice of your revocation to Haymaker’s secretary, provided such revocation is received prior to the vote at the special meeting; or

•	vote electronically at the special meeting of stockholders by visiting https://www.virtualshareholdermeeting.com/HYAC2020 and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the special meeting of stockholders will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q.	What should I do if I receive more than one set of voting materials?

A.

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q.	What is the quorum requirement for the special meeting of stockholders?

A.

A quorum will be present at the special meeting of stockholders if a majority of the Haymaker common stock outstanding and entitled to vote at the meeting is represented in person (which would include presence at a virtual meeting) or by proxy. In the absence of a quorum, a majority of Haymaker’s stockholders, present in person (which would include presence at a virtual meeting) or represented by proxy, and voting thereon will have the power to adjourn the special meeting.

As of the record date for the special meeting, 25,000,001 shares of Haymaker common stock would be required to achieve a quorum. As of the record date, there were 50,000,000 shares of Haymaker common stock outstanding, 10,000,000 of which are Founder Shares held by the Sponsor.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person (which includes presence at the virtual meeting) at the special meeting of stockholders. Abstentions will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by stockholders present at the special meeting or by proxy may authorize adjournment of the special meeting to another date.

Q.	What happens to the Haymaker Warrants I hold if I vote my shares of Haymaker common stock against approval of the Business Combination Proposal and validly exercise my redemption rights?

A.

Your Haymaker Warrants will not be affected by either an exercise of your redemption rights with respect to shares of Haymaker Class A Common Stock that you currently own or by your vote, either for or against approval of the Business Combination Proposal. If the Business Combination is not completed, you will continue to hold your Haymaker Warrants, and if Haymaker does not otherwise consummate an initial business combination by June 11, 2021, or obtain the approval of Haymaker Stockholders to extend the deadline for Haymaker to consummate an initial business combination, Haymaker will be required to dissolve and liquidate, and your Haymaker Warrants will expire worthless.

Q.	Who will solicit and pay the cost of soliciting proxies?

A.

Haymaker will pay the cost of soliciting proxies for the special meeting. Haymaker has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the special meeting. Haymaker has agreed to pay Morrow Sodali LLC a fee of $32,500, reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. Haymaker also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Haymaker common stock for their expenses in forwarding soliciting materials to beneficial owners of Haymaker common stock and in obtaining voting instructions from those owners. Haymaker’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.	Who can help answer my questions?

A.

If you have questions about the stockholder proposals, or if you need additional copies of this proxy statement/prospectus, the proxy card or the consent card you should contact our proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Telephone: (800) 662-5200

Banks and brokers can call collect at: (203) 658-9400

Email: HYAC.info@investor.morrowsodali.com

You may also contact Haymaker at:

Haymaker Acquisition Corp. II

650 Fifth Avenue, Floor 10

New York, NY 10019

Telephone: (212) 616-9600

To obtain timely delivery, Haymaker’s stockholders and warrantholders must request the materials no later than five business days prior to the special meeting.

You may also obtain additional information about Haymaker from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Haymaker Class A Common Stock, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to Haymaker’s transfer agent prior to 4:30 p.m., New York time, on the second business day prior to the special meeting of stockholders. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the special meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information.”

Company Overview

The Company

Upon completion of the Business Combination, New Parent will own, directly and indirectly, 100% of GPM. Based in Richmond, VA, GPM is a leading independent convenience store operator and the 7th largest in the United States by store count1. As of June 30, 2020, GPM’s network consisted of 1,393 locations in 23 states including 1,266 company operated stores and 127 dealer-operated and GPM-supplied sites. GPM is well diversified across geographies in the Midwest, Southeast, Mid-Atlantic, Southwest, and Northeast regions of the U.S. For the twelve months ended June 30, 2020, GPM generated $3.8 billion of total revenue, including $1.5 billion of in-store sales and other revenues, and sold approximately 1.0 billion gallons of fuel. All of the figures and information presented in this section, as it relates to GPM, are presented as of June 30, 2020, unless otherwise indicated.

Note: Store count as of 6/30/2020; excludes dealer locations.

[1]	According to CSP Daily News’ “Top 202 Convenience Stores 2020.”

GPM has achieved strong store growth over the last several years, primarily by implementing a highly successful acquisition strategy. Between January 1, 2013 and June 30, 2020, GPM has completed 17 acquisitions. As a result, GPM’s store count has grown from 320 sites in 2011 to 1,393 sites as of June 30, 2020. In addition, in October 2020, GPM consummated its acquisition of the business of Empire Petroleum Partners, LLC, or Empire, which at the consummation of the acquisition included direct operation of 84 convenience stores and supply of fuel to 1,453 independently operated fueling stations in 30 states and the District of Columbia. As a result of the closing of the transaction with Empire, GPM now operates stores or supplies fuel in 33 states and the District of Columbia.

(1)	Gas Mart, Road Ranger, Arey Oil, and Hurst Harvey stores rebranded post-closing under Company’s existing brands.
(2)	Includes Broyles Hospitality locations, a seven unit Dunkin’ franchisee in Tennessee and Virginia.
(3)	GPM store count as of 6/30/20, Empire store count as of the closing of the acquisition of Empire.

GPM operates within the large and growing U.S. convenience store industry. According to National Association of Convenience Stores, the U.S. convenience store industry has grown in-store sales from $182.4 billion in 2009 to $251.9 billion in 2019, which represents a CAGR of 3.3%. Pretax Income for the industry also grew from $4.8 billion in 2009 to $11.9 billion in 2019, representing a CAGR of 9.5%.

The U.S. convenience store industry remains highly fragmented, with the 10 largest convenience store retailers accounting for approximately 19% of total industry stores in 2019. A majority of stores are managed by small, local operators with 50 or fewer stores and account for approximately 72% of all convenience stores. In addition, the U.S. convenience store industry has proven to be recession resilient as demonstrated by the designation of convenience stores as essential businesses during the statewide shutdowns associated with the COVID-19 pandemic. Furthermore, as consumers grew wary of visiting comparatively high-touch grocery stores during the pandemic, convenience stores drew more “fill-in” visits for various food and other grocery items. GPM’s management believes that convenience retail is a dynamic industry that flexes and evolves with changing consumer preference and will continue to do so as a result of the pandemic.

Total U.S. Convenience Store Operators2

Rank	Company / Chain	U.S. Store Count

1		9,364		6.1%

2		5,933		3.9%

3		3,900		2.6%

4		2,181		1.4%

5		1,679		1.1%

6		1,489		1.0%

7		1,272	[3]	0.8%

8		1,017		0.7%

9		942		0.6%

10		880		0.6%

n/a	Others	124,063		81.2%

Competitive Strengths

GPM’s management believes that the following competitive strengths differentiate GPM from its competitors and contribute to GPM’s continued success:

Leading industry consolidator with a proven track record of integrating acquisitions and generating exceptional returns on capital. GPM is one of the largest and most active consolidators in the highly-fragmented convenience store industry. Between January 1, 2013 and June 30, 2020, GPM has completed 17 acquisitions expanding its store count approximately 4.4x. As an experienced acquiror, GPM has demonstrated the ability to generate exceptional returns on capital and meaningfully improve target performance post-integration through operating expertise and economies of scale. GPM’s management believes that continued scale advantage has enabled GPM to become a formidable industry player, enhanced its competitiveness, and positioned it as an acquirer of choice within the industry. GPM’s management also believes that the recently consummated acquisition of Empire’s business will allow GPM to grow its wholesale channel by acquiring supply contracts from independent operators in addition to retail convenience store and wholesale fuel portfolios and will enhance our cash flow profile and diversification.

[2]	According to CSP Daily News’ “Top 202 Convenience Stores 2020”; includes only company-operated locations.
[3]	GPM store count as of 12/31/2019.

Leading Market Position in Highly Attractive, Diversified and Contiguous Markets. GPM’s network, as of June 30, 2020, consisted of approximately 1,400 locations across 23 states. In addition, in October 2020, GPM consummated its acquisition of the business of Empire Petroleum Partners, LLC, or Empire, which at the consummation of the acquisition included direct operation of 84 convenience stores and supply of fuel to 1,453 independently operated fueling stations in 30 states and the District of Columbia. GPM is well diversified across geographies in the Midwest, Southeast, Mid-Atlantic, Southwest, and Northeast regions of the United States. GPM has traditionally acquired a majority of its stores in smaller towns with less concentration of national-chain convenience stores. GPM’s management believes that GPM’s focus on secondary and tertiary markets allow GPM to preserve “local” brand name recognition and aligns local market needs with capital investment.

Entrenched Local Brands with Scale of Large Store Portfolio. As of June 30, 2020, GPM operated the stores under 16 regional brand names (a “Family of Community of Brands”). Upon closing of an acquisition, rather than rebranding a group of stores, GPM has typically left the existing store name in place leveraging customer familiarity and loyalty associated with the local brand. GPM believes it benefits greatly from the established brand equity in its portfolio of store banners acquired over time. GPM’s acquired brands have been in existence for an average of approximately 50 years and each brand, with its respective long-term community involvement, is highly recognizable to local customers. In addition, each individual store brand derives significant value from the scale, corporate infrastructure, and centralized marketing programs associated with GPM’s large store network. These benefits include:

•	Centralized merchandise purchasing and supply procurement programs;

•	Fuel price optimization and purchasing functions;

•	Common private label offerings;

•	Common loyalty program under the name fas REWARDS®;

•	Centralized environmental management and environmental practices; and

•	Common IT and point-of-sale platforms.

Retail/Wholesale Business Model Generates Stable and Diversified Cash Flow. GPM’s management believes that GPM’s business model of operating both retail convenience stores and wholesale motor fuel distribution generates stable and diversified cash flows providing GPM with advantages over many of its competitors. Unlike many smaller convenience store operators, GPM is able to take advantage of the combined fuel purchasing volumes to obtain attractive pricing and terms while reducing the variability in fuel margins. GPM’s management believes that operating a wholesale business also provides strategic flexibility as GPM is able to convert certain lower performing company-operated sites to consignment agent and lessee-dealer trade channels. GPM’s management believes that the benefits associated with GPM’s retail/wholesale strategy will be significantly enhanced following the closing of the Empire transaction.

Flexibility to Address Consumers Changing Needs. Despite GPM’s large size, GPM is an extremely nimble retail marketer with the ability to alter store offerings quickly in the face of changing consumers’ needs. GPM’s ability to pivot is facilitated by our streamlined and efficient internal decision making structure and process that allows for the rapid implementation of new initiatives. GPM’s flexibility is complemented by deep relationships with a host of manufacturers and suppliers worldwide. By way of example, upon the onset of the COVID-19 pandemic, GPM was able to fully stock its stores with essential items such as hand sanitizers, wipes, face masks, etc. ahead of many of its competitors.

Real-time Fuel Pricing Analysis. GPM’s fuel pricing software enables real-time insight into street-level pricing conditions across the entire portfolio and estimates demand impacts from various pricing alternatives. This allows GPM to rapidly make pricing decisions that satisfy gallon and gross profit targets. Many of GPM’s competitors are smaller operators which lack this visibility into their fuel pricing strategies and as a result forego opportunities to optimize total fuel margin.

Robust Embedded EBITDA Opportunities. GPM’s primary growth strategy has historically been strategic acquisitions in contiguous and attractive markets. As a result of its significant scale and access to capital, GPM will also focus on a platform-wide store refresh program that GPM’s management believes can generate improved returns from acquired assets. Additional embedded growth levers include improving an existing loyalty program, expanding foodservice offerings in-line with recent consumer preferences, the introduction of gaming at select locations, and the expansion of private label.

Experienced Management with Significant Ownership. GPM’s management team, led by President and Chief Executive Officer Arie Kotler, has a strong track record of revenue growth and profitability improvement. Arie Kotler joined GPM in 2011, when GPM directly operated and supplied fuel to 320 stores and had revenues of approximately $1.2 billion. GPM has a deep and talented management team across all facets of GPM’s operations and have added leaders in key positions to enable continued growth in GPM’s business including the recent hire of Mike Bloom as EVP & Chief Merchandising and Marketing Officer. GPM’s management team has an average tenure with GPM and in the convenience store industry of 15 years and 22 years, respectively. Upon completion of the transaction, Arie Kotler will be New Parent’s largest individual shareholder owning approximately 15% of shares of GPM’s common stock.

Strong Balance Sheet with Capacity to Execute Growth Strategy. Upon completion of the Business Combination, GPM will have significant cash on our balance sheet and capacity available under existing lines of credit. In addition, GPM finances inventory purchases from normal trade credit which is aided by relatively quick inventory turnover, enabling GPM to manage the business without large amounts of cash and working capital. As a result of these financial resources, GPM’s management believes that GPM will have ample financial flexibility to execute on its growth strategy.

Growth Strategy

GPM’s management believes that GPM has a significant opportunity to increase its sales and profitability by continuing to execute its operating strategy, growing its store base in existing and contiguous markets through acquisition, and enhancing the performance of current stores. With its achievement of significant size and scale, GPM believes that its refocused organic growth strategy, including implementing company-wide marketing and merchandising initiatives, will add significant value to the assets it has acquired. GPM believes that this complementary strategy will help further enhance its growth and results of operations. GPM expects to use a portion of the cash available to the Company as a result of this transaction to fund its growth strategy. Specific elements of GPM’s growth strategy include the following:

Pursue Acquisitions in Existing and Contiguous Markets. GPM has completed 18 acquisitions in the last seven years, adding approximately 1,200 retail stores and approximately 1,450 dealers. GPM’s management believes this acquisition experience combined with GPM’s scalable infrastructure represents a strong platform for future growth through acquisitions within the highly fragmented convenience store industry. With 72% of the convenience store market comprised of chains with 50 or fewer locations, there is ample opportunity to continue to consolidate. GPM has traditionally acquired a majority of its stores in smaller towns with less concentration of national-chain convenience stores. GPM’s management believes that GPM’s focus on secondary and tertiary markets allow GPM to preserve “local” brand name recognition and aligns local market needs with capital investment. GPM has established a dedicated in-house M&A team that is fully focused on identifying, closing and integrating acquisitions. GPM has a highly actionable pipeline of potential targets and will focus on existing and contiguous markets where demographics and overall market characteristics are similar to its existing markets. In addition, GPM’s management believes that GPM’s unique retail/wholesale business model provides GPM with strategic flexibility to acquire chains with both retail and dealer locations. The acquisition of Empire’s business added significant scale to GPM’s wholesale fuel channel in terms of fuel gallons sold and materially increased GPM’s footprint to 10 new states and the District of Columbia. This is also expected to enable GPM to grow through the acquisition of supply contracts with independent dealers.

Store Remodel Opportunity. In addition to acquisitions, GPM believes that it has an expansive, embedded remodel opportunity within its existing store base. GPM has driven significant synergies from acquisitions, but has yet to further optimize the performance of stores it has purchased. Based on traffic counts, local demographic information and internal analyses, GPM has identified nearly 700 stores as potential candidates for remodel and anticipates remodeling approximately 360 sites over the next three to five years. Although highly dependent on store size and format, a store remodel would typically include improvements to overall layout and flow of the store, an expanded foodservice and grab-n-go offering, updated equipment, beer caves, restrooms, flooring and lighting to give the store a more common feel across the network and generate a more enticing experience for the consumer. GPM’s goal is to generate pre-tax returns on investment of at least 20% on store investments. While GPM will continue to prioritize acquisitions and its store remodel program, opportunistic new store builds will be considered to further accelerate growth.

Enhanced Marketing Initiatives. GPM will continue to pursue numerous in-store sales growth and margin enhancement opportunities that exist across GPM’s expansive footprint. These initiatives include, among others, the following:

•	expansion of its high margin private label and essential items offering in the stores;

•	launch of a revised customer relationship-focused loyalty program and associated promotional events;

•	enhanced store planogram and product mix optimization with data-driven placement of top-selling SKU’s across all categorizes with regional customization;

•	rollout of mobile ordering and curbside pickup at select stores; and

•	full realization of gaming machines installed in 60 stores in Virginia that were rolled out in July 2020.

Foodservice Opportunity. GPM’s current foodservice offering primarily consists of hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. Rather than developing a proprietary foodservice program, GPM has historically relied upon franchised quick service restaurants to drive customer traffic. As a result, GPM’s management believes GPM’s under-penetration of proprietary foodservice presents an opportunity to expand foodservice offerings and margin in response to changing consumer behavior as a result of the ongoing pandemic. In addition, GPM’s management believes that continued investment in new technology platforms and applications to adapt to evolving consumer eating preferences including contactless checkout, order ahead service, and delivery will further drive growth in profitability.

Store Portfolio Optimization. Underperforming retail sites are continually reviewed for opportunities to improve store performance, switch to dealer channels, or sold outright. If investments into store offerings or appearances are not likely to return adequate returns on capital, retail sites can be converted to either lessee-dealer or consignment agent sites. After conversion, GPM receives rent from the tenant and enters into a long-term supply contract with the dealer, eliminating exposure to retail operations and store-level operating expenses. As another option, sites with higher and better alternative use potential exceeding the value to GPM of owning and operating the property as a retail or wholesale site are frequently sold.

The Business

GPM primarily operates in two business channels: retail and wholesale fuel. For the twelve-month period ended June 30, 2020, GPM’s retail channel generated total revenue of $3.7 billion, including $1.5 billion of in-store sales and other revenues, and a total gross profit of $648.5 million. In addition, the GPM retail channel sold a total of 976.3 million gallons of branded and unbranded fuel to its retail customers. As a wholesale distributor of motor fuel, GPM distributes branded and unbranded motor fuel from refiners through third-party transportation providers, as of June 30, 2020, to 127 dealer locations and a small number of bulk purchasers throughout our footprint. For the twelve months ended June 30, 2020, the wholesale fuel channel sold 58.1 million gallons of fuel, generating revenues and gross profit of $135.9 million and $9.0 million, respectively. In January 2016, GPM Petroleum LP (“GPMP”) began engaging in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. GPM purchases all of its fuel from GPMP. GPM owns 100% of the general partner of GPMP and 80.7% of the GPMP limited partner units. For the twelve- month period ended June 30, 2020, 99.7% of the gallons distributed by GPMP were to GPM.

Retail Business

As of June 30, 2020, GPM operated 1,266 retail convenience stores. The stores offer a wide array of cold and hot foodservice, beverages, cigarettes and other tobacco products, grocery, beer and general merchandise. A limited number of stores do not sell fuel. As of June 30, 2020, GPM operated the stores under 16 regional store brands including 1-Stop, Admiral, Apple Market®, BreadBox, E-Z Mart®, fas mart®, Jiffi Stop®, Li’l Cricket, Next Door Store®, Roadrunner Markets, Rstore, Scotchman®, shore stop®, Town Star, Village Pantry® and Young’s.

In October 2017, GPM entered into an agreement to develop 10 Dunkin’ restaurants in the Tri-Cities Area (Tennessee, Virginia and Kentucky) by May 2023. The first site was built and opened in November 2018. One additional site was opened in May 2019. Three additional sites have received approval from Dunkin’ and are planned to be opened in 2020 and 2021.

Banner	Sites	Year Acquired	State(s) of Operation

	265	2018	AR, LA, OK, TX

	212	Legacy	CT, IA, IL, IN, KY, MI, NC, NE, PA, TN, VA

	144	2013	NC, SC, TN, VA

	130	2016	IN, MI

	92	2015	IL, IN, MI, OH

	92	2017	NC, SC, TN, VA

(formerly Road Ranger and Gas Mart)	55	Multiple	IL, IA, KY, IN, NE, MI

	51	2019	WI

	39	2016	KY, VA

	29	2015	IN, MI

	28	2013	SC

	22	2013	SC

	17	2019	FL

	16	2016	IL, MO

	16	2015	TN

	11	2018	MI

Note: Store count as of 6/30/20; excludes nine Dunkin’ locations, two standalone Subway locations, as well as 36 additional stores carrying banners with less than ten locations.

GPM offers foodservice at 309 company-operated stores. The foodservice category includes hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. In addition, GPM has 73 branded quick service restaurants consisting of major national brands, including Blimpies, Dunkin’, Dairy Queen, Krystal, Subway, Taco Bell, Noble Romans and 2 full service restaurants. GPM’s foodservice includes the following:

GPM provides a number of traditional convenience store services that generate additional income including lottery, prepaid products, money orders, ATMs, gaming, and other ancillary product and service offerings. GPM also generates car wash revenue at approximately 80 of our locations.

GPM leverages relationships with major distributors such as Core-Mark and Grocery Supply Company as well as over 700 direct store delivery suppliers.

GPM purchases motor fuel primarily from large, integrated oil companies and independent refiners under supply agreements. In addition, GPM purchases unbranded fuel from branded fuel suppliers to supply 155 unbranded fueling locations. As of June 30, 2020, approximately 79% of GPM’s retail locations sold branded fuel. GPM’s branded fuel is primarily sold under the Valero®, Marathon®, BP® and Shell® brand names. GPM is the largest distributor of Valero branded motor fuel on the East Coast and the third largest distributor of Valero branded motor fuel in the United States. In addition to driving customer traffic, GPM’s management believes GPM’s branded fuel strategy enables it to maintain a secure fuel supply.

Wholesale Fuel Business

GPM’s wholesale fuel channel includes supply of fuel products to independent fueling station operators on a consignment basis as well as final sales of fuel to independent operators and bulk purchasers on a fixed-margin basis. Under consignment transactions (43 such arrangements as of June 30, 2020), GPM continues to own the fuel until final sale to customers at independently-operated gas stations and set the retail price at which it is sold. Gross profit created from the sale is divided between GPM and the operator (or “consignment agent”) according to the terms of the consignment agreements. In certain cases, gross profit is split by a percentage and in others, a fixed fee per gallon is paid to the operator. Alternatively, GPM makes final sales to independent operators (referred to as “lessee-dealers” if the operators lease the station from us or “open-dealers” if they control the site) and bulk purchasers on a fixed-fee basis. Typically, fuel margin reflects GPM’s all-in fuel costs (after transportation costs, prompt pay discount and rebates) under these arrangements, largely eliminating our exposure to commodity price movements. Additionally, GPM leases space to and collect rent from consignment agents and lessee-dealers at sites under GPM’s control. The acquisition of Empire’s business added significant scale to GPM’s wholesale fuel channel in terms of fuel gallons sold (including 195 sites on a consignment basis) and materially increased GPM’s footprint to 10 new states and the District of Columbia.

Empire Acquisition

In October 2020, GPM consummated its acquisition of Empire Petroleum Partners’ fuel distribution business in the United States for $353 million paid at closing plus an additional $20 million to be paid in equal annual installments over five years, and potential post-closing contingent amounts of up to an additional $45 million. Empire is one of the largest and most diversified wholesale fuel distributors in the United States, distributing motor fuels to approximately 1,450 independently operated fueling stations in 30 states and the District of Columbia. In addition to supplying third party sites, Empire directly operates approximately 85 convenience stores. As a result of the closing of the transaction with Empire, GPM now operates stores or supplies fuel in 33 states and the District of Columbia. Empire sells branded and unbranded fuel products to customers on both fixed margin and consignment bases under long-term contracts. It maintains relationships with all major oil companies, which enables Empire to offer customers a broad portfolio of fuel brands and security of supply. Since 2011, Empire completed 23 acquisitions to grow its distribution base rapidly, complementing its organic growth which includes single-site additions of new supply contracts.

Real Estate

As of June 30, 2020, GPM owned 216 properties including 182 company-operated sites, 14 consignment agent locations, and 20 lessee-dealer sites. Additionally, as of June 30, 2020, GPM had long-term control over a leased portfolio comprising 1,142 locations.

Haymaker

Haymaker is a Delaware corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, referred to throughout this proxy statement/prospectus as its initial business combination. Although Haymaker may pursue its initial business combination in any business, industry or geographic location, it has focused on opportunities to capitalize on the ability of its management team, particularly its executive officers, to identify, acquire and operate a business in the consumer and consumer-related products and services industries.

Haymaker’s units, Haymaker Class A Common Stock and Haymaker Warrants are currently listed on the Nasdaq Capital Market, under the symbols “HYACU,” “HYAC,” and “HYACW,” respectively. Upon the closing of the Business Combination, Haymaker securities are expected to be delisted from Nasdaq. Shares of New Parent Common Stock and New Parent Warrants are expected to trade under the symbols “ARKO” and “ARKOW,” respectively, following the consummation of the Business Combination.

The mailing address of Haymaker’s principal executive office is 650 Fifth Avenue, Floor 10, New York, NY 10019, and its telephone number is (212) 619-9600.

Arko

Arko is a public company incorporated in Israel, whose shares and Bonds (Series C) are listed for trading on the Tel Aviv Stock Exchange Ltd. Arko’s main activity is its holding, through fully owned and controlled subsidiaries, of controlling rights in GPM, which is the entity responsible for operating the business described in “Information About Arko.” Following the closing of the Business Combination, both Arko and GPM will be indirect wholly-owned subsidiaries of New Parent.

The mailing address of Arko’s principal executive office is 3 Hanechoshet Tel Aviv-Jaffa, 6971068 Israel, and its telephone number is +972-722748790.

For more information about Arko, see the sections entitled “Information About Arko” and “Arko Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

New Parent

New Parent is a Delaware corporation that was incorporated on August 26, 2020. To date, New Parent has not conducted any material activities other than those incident to its formation. Upon the closing of the Business Combination, the New Parent Common Stock and New Parent Warrants will be registered under the Exchange Act and are expected to be listed on Nasdaq under the symbols “ARKO” and “ARKOW,” respectively.

New Parent’s mailing address is 650 Fifth Avenue, Floor 10, New York, NY 10019, and its telephone number is (212) 619-9600. The mailing address of New Parent’s principal executive office after the closing of the Business Combination will be 8565 Magellan Parkway, Suite 400, Richmond, VA 23227, and its telephone number will be (804) 730-1568.

New Parent is currently managed by a board of directors with three directors. Currently, the directors of New Parent are Andrew R. Heyer, Christopher Bradley, and Joseph Tonnos. Currently, Steven J. Heyer, serving as Chief Executive Officer and Executive Chairman, Andrew R. Heyer, serving as President, Christopher Bradley, serving as Chief Financial Officer and Secretary, and Joseph Tonnos, serving as Senior Vice President of Business Development, are the sole officers at New Parent.

The Business Combination

General

On September 8, 2020, Haymaker, New Parent, Merger Sub I, Merger Sub II, and Arko entered into the Business Combination Agreement, pursuant to which New Parent, Haymaker and Arko will enter into a business combination resulting in Arko and Haymaker becoming wholly owned subsidiaries of New Parent. The consideration payable under the Business Combination Agreement to the shareholders of Arko consists of a combination of cash and shares of New Parent (as further explained below) and the stockholders and warrantholders of Haymaker will receive shares and warrants of New Parent (as further explained below). The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the mergers and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

For more information about the transactions contemplated in the Business Combination Agreement, please see the sections entitled “The Business Combination Agreement” and “Certain Agreements Related to the Business Combination.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Organizational Structure

The acquisition is structured as a “double dummy” transaction, resulting in the following:

(a)

Each of New Parent, Merger Sub I and Merger Sub II are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions set forth in the Business Combination Agreement. New Parent is a wholly-owned direct subsidiary of Haymaker and both Merger Sub I and Merger Sub II are wholly-owned direct subsidiaries of New Parent.

(b)

On the Closing Date, each of the following transactions will occur in the following order: (i) Merger Sub I will merge with and into Haymaker (the “First Merger”), with Haymaker surviving the First Merger as a wholly-owned subsidiary of New Parent (the “First Surviving Company”); (ii) immediately following the First Merger, Merger Sub II will merge with and into Arko (the “Second Merger”), with Arko surviving the Second Merger as a wholly-owned subsidiary of New Parent (the “Second Surviving Company”); and (iii) after completion of the Second Merger, New Parent will organize a new corporation or limited liability company (“Newco”) and transfer all shares of capital stock in Arko to Newco in exchange for all shares of capital stock or equity interests of Newco. Following the transactions, the First Surviving Company and the Second Surviving Company will be wholly-owned subsidiaries of New Parent.

Consideration in the Business Combination

Effect of the Business Combination on Existing Haymaker Equity

Subject to the terms and conditions of the Business Combination Agreement (including certain adjustments described under “Consideration to be Received in the Business Combination—Forfeiture and Deferral of New

Parent Equity Held by the Sponsor” pursuant to and in accordance with the terms of the Business Combination Agreement), the Business Combination will result in, among other things, each share of Haymaker Class A Common Stock issued and outstanding immediately prior to the First Effective Time being automatically converted into and exchanged for one validly issued, fully paid and nonassessable share of New Parent Common Stock.

Forfeiture and Deferral of New Parent Equity Held by the Sponsor

Following the First Effective Time, (i) the Sponsor will automatically forfeit 1,000,000 shares of New Parent Common Stock and 2,000,000 New Parent Warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,000,000 shares of New Parent Common Stock that would otherwise be issuable to the Sponsor will be deferred (as further described below). Subject to the terms and conditions of the Business Combination Agreement, no more than five business days following the occurrence of Trigger Event 1 (as defined below) or Trigger Event 2 (as defined below), New Parent will issue to the Sponsor (i) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 1, and (ii) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 2 (such shares, the “Deferred Shares”). “Trigger Event 1” will occur on (i) the first day the Required VWAP (as defined below) of the New Parent Common Stock is greater than or equal to $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 5-year anniversary of the closing of the Business Combination. “Trigger Event 2” will occur on (i) the first day the Required VWAP of the New Parent Common Stock is greater than or equal to $15.00 per (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $15.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 7-year anniversary of the closing of the Business Combination. “Required VWAP” means either (A) the 5-day volume weighed average price, if the average daily trading volume during such 5-day period equals or exceeds the average daily trading volume for the 180-day period following the Closing or (B) the 20-day volume weighted average price.

Conversion of Arko Ordinary Shares

At the Second Effective Time, each ordinary share, par value 0.01 New Israeli Shekel per share, of Arko (all such issued and outstanding shares, including those to be issued in respect of Arko’s restricted stock units, are collectively referred to as the “Arko Ordinary Shares”) issued and outstanding immediately prior to the Second Effective Time will be cancelled and, subject to the terms of the Business Combination Agreement, each holder of Arko Ordinary Shares will receive the following consideration, at such holder’s election:

1.

Option A (Stock Consideration): The number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to the quotient of (i) such holder’s Consideration Value divided by (ii) $10.00.

2.

Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

3.

Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50.

For purposes of the above calculations, “Consideration Value” for a holder of Arko Ordinary Shares is an amount equal to the product of (a) the number of Arko Ordinary Shares held by such holder immediately prior to the Second Effective Time multiplied by (b) the Company Per Share Value. The “Company Per Share Value” is an amount equal to the quotient of $717,273,400 divided by the total number of issued and outstanding or issuable Arko Ordinary Shares, in each case, as of the Second Effective Time. Up to $150,000,000 of cash consideration will be available to holders of Arko Ordinary Shares (including Key Arko Shareholders) if they all were to select Option C. Notwithstanding the foregoing, after giving effect to the obligations of the Voting Support Shareholders under the Voting Support Agreements, in which certain holders of Arko Ordinary Shares have agreed to elect either Option A or Option B, under no circumstance shall the actual aggregate (x) cash consideration exceed $100,045,000 nor (y) shares of New Parent Common Stock to be issued to Arko shareholders exceed 59,957,382 (if the aggregate Cash Consideration is $100,045,000) or 71,727,340 (if the aggregate Cash Consideration is $0). In addition, each holder of Arko Ordinary Shares will be entitled to receive a pro rata payment, in the form of a dividend or additional cash consideration, in respect of cash held by Arko in excess of Arko’s debt, each measured at least five business days before Closing.

Below is an illustration of what a hypothetical Arko Public Shareholder would receive per Arko Ordinary Share under each merger consideration option, assuming there are issued and outstanding or issuable Arko Ordinary Shares as of the Second Effective Time equal to 829,698,484 (which represents the number of such shares as of September 10, 2020). In addition to the stock consideration and cash consideration received under each option, the hypothetical Arko Public Shareholder will be entitled to receive a pro rata payment, in the form of a dividend or additional cash consideration, in respect of cash held by Arko in excess of Arko’s debt, each measured at least five business days before Closing. This illustration results in a Company Per Share Value (and a Consideration Value per Arko Ordinary Share) of $0.86, which is calculated as the quotient of $717,273,400 divided by the 829,698,484 shares assumed to be issued and outstanding or issuable Arko Ordinary Shares as of the Second Effective Time.

1.

Option A: The hypothetical Arko Public Shareholder will receive 0.086 shares of New Parent Common Stock per Arko Ordinary Share that he, she, or it holds. The stock consideration is calculated as the quotient of (i) $0.86, the Consideration Value per Arko Ordinary Share for the hypothetical Arko Public Shareholder, divided by (ii) $10.00.

2.

Option B: The hypothetical Arko Public Shareholder will receive 0.076 shares of New Parent Common Stock per Arko Ordinary Share and $0.086 of cash consideration per Arko Ordinary Share that he, she, or it holds. The Cash Option B Amount is $0.086 per Arko Ordinary Share, calculated as 10% of $0.86, the hypothetical Arko Public Shareholder’s Consideration Value per Arko Ordinary Share. The stock consideration under this option is calculated as (i) $0.86, the Consideration Value per Arko Ordinary Share of the hypothetical Arko Public Shareholder, divided by $10.00, minus (ii) such holder’s Cash Option B Amount per Arko Ordinary Share divided by $8.50.

3.

Option C: The hypothetical Arko Public Shareholder will receive 0.065 shares of New Parent Common Stock per Arko Ordinary Share and $0.18 of cash consideration per Arko Ordinary Share that he, she, or it holds. The Cash Option C Amount per Arko Ordinary Share is $0.18, calculated as 20.913% of $0.86, the hypothetical Arko Public Shareholder’s Consideration Value per Arko Ordinary Share. The stock consideration under this option is calculated as (i) $0.86, the Consideration Value per Arko Ordinary Share of the hypothetical Arko Public Shareholder, divided by $10.00, minus (ii) such holder’s Cash Option C Amount per Arko Ordinary Share divided by $8.50.

Other Agreements Related to the Business Combination Agreement

GPM Equity Purchase Agreement

In connection with the Business Combination Agreement, New Parent, Haymaker, and the GPM Minority Investors entered into the GPM Equity Purchase Agreement, a copy of which is attached to this proxy statement/prospectus as Annex F. The GPM Equity Purchase Agreement provides, among other things:

Purchase and Sale

On the Closing Date, New Parent will purchase from the GPM Minority Investors all of their (a) direct and indirect membership interests in GPM, (b) warrants, options or other rights to purchase or otherwise acquire securities of GPM, equity appreciation rights or profits interests relating to GPM, and (c) obligations, evidences of indebtedness or other securities or interests, but only to the extent convertible or exchange into securities described in clauses (a) or (b), including its membership interests (the “Equity Securities”). In exchange for such Equity Securities, the GPM Minority Investors will receive shares of New Parent Common Stock and Ares will receive the New Ares Warrants (as described below).

Ares Put Right

Within the 30-day period (the “Election Period”) following February 28, 2023 (the “Trigger Date”), Ares has a right to require New Parent to purchase the shares of New Parent Common Stock received by Ares pursuant to the GPM Equity Purchase Agreement (the “Ares Shares”) at a price (the “Put Price”) of $12.935 per share, subject to certain adjustment for dividends and as described below (such right, the “Ares Right”). The Ares Right may be exercised by delivering written notice to New Parent within the Election Period. Upon receipt of such notice, New Parent will have the option to either purchase the Ares Shares for cash, or in lieu of such purchase, New Parent may issue additional shares of New Parent Common Stock (the “Additional Shares”) to Ares (with the value based on the New Parent VWAP) in an amount sufficient so that the value of the Ares Shares and the Additional Shares, and any dividends, distributions, or other payments received in respect of the Ares Shares or Ares’ membership interest in GPM collectively equal $27,294,053, or to the extent that Ares has transferred a portion, but not all of the Ares Shares, the applicable pro rata amount thereof, based on the New Parent VWAP. The Put Price shall be adjusted proportionately to reflect any stock split, reverse stock split, or other similar adjustment in respect of the New Parent Common Stock during the Holding Period. The Ares Right will automatically expire upon the earliest of (i) if during the period between the Closing Date and the Trigger Date (the “Holding Period”), the shares of New Parent Common Stock trade at a sale price of at least 105% of the Put Price on any 20 trading days within any 30 trading day period (such 30 day period, the “Sale Window”); provided that (a) during such 20 trading days the average number of shares of New Parent Common Stock traded per trading day is at least 1.25 million and (b) the Ares Shares are freely tradeable during the entirety of the Sale Window, (ii) if Ares sells or otherwise transfers any of the Ares Shares during the Holding Period to a party that is not an affiliate or a fund, investment vehicle or other entity that is controlled managed or advised by Ares or any of its affiliates, or (iii) Ares does not provide the notice of exercise of the Ares Right within the Election Period.

At the closing of the Business Combination, Ares will exchange its warrants to acquire membership interest in GPM (the “Existing Ares Warrants”) for warrants to purchase 1.1 million shares of New Parent Common Stock for an exercise price of $10.00 per share, with an exercise period of 5 years from the Closing Date (the “New Ares Warrants”).

For purposes of the Ares Right, “New Parent VWAP” is defined as the volume weighted average price of New Parent Common Stock for a 30-day trading day period ending on the Trigger Date (or, if the Trigger Date is not a trading day, ending on the trading day immediately preceding the Trigger Date), on Nasdaq or other stock exchange or, if not then listed, New Parent’s principal trading market, in any such case, as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar.

Registration Rights and Lock-Up Agreement

In connection with the Proposed Transactions, New Parent will enter into the Registration Rights and Lock-Up Agreement at Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, New Parent will be obligated to file a registration statement to register the resale of certain securities of New Parent held by the Holders (as defined in the Registration Rights and Lock-Up Agreement). The Registration Rights and Lock-Up Agreement also provides for certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides that the Holders be subject to certain restrictions on transfer of New Parent Common Stock for 180 days following the Closing, subject to certain exceptions. The Registration Rights and Lock-Up Agreement will replace the letter agreement, dated June 6, 2019, pursuant to which the initial stockholder of Haymaker and its directors and officers had agreed to, among other things, certain restrictions on the transfer of Haymaker Class A Common Stock (and any securities into which such Haymaker Class A Common Stock is convertible into) for one year following the Closing, subject to certain exceptions.

Voting Support Agreements

In connection with the execution of the Business Combination Agreement, Haymaker entered into the Voting Support Agreements (each, a “Voting Support Agreement” and collectively, the “Voting Support Agreements”), one with Morris Willner and his affiliates WRDC Enterprises and Vilna Holdings, and one with Arie Kotler and his affiliates KMG Realty LLC and Yahli Group Ltd. (together with Morris Willner and Vilna Holdings, the “Voting Support Shareholders”). Pursuant to the Voting Support Agreements, the Voting Support Shareholders, as Arko shareholders, have agreed to vote, subject to certain exceptions, all of their Arko Ordinary Shares (a) in favor of the approval and adoption of the Business Combination Agreement, the GPM Equity Purchase Agreement, and related transaction documents, (b) in favor of any matter reasonably necessary to the consummation of the Business Combination and considered and voted upon by Arko, (c) in favor of any proposal to adjourn or postpone to a later date any meeting of the shareholders of Arko at which any of the foregoing matters are submitted for consideration and vote of the Arko shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (d) against at any action, agreement or transactions (other than the Business Combination Agreement and the transactions contemplated thereby) or proposal that would reasonably be expected to (i) prevent, impede, delay or adversely affect in any material respects the transactions contemplated by the Business Combination Agreement or any other transaction document or (ii) result in failure of the transactions contemplated by the Business Combination to be consummated.

Additionally, each of Arie Kotler and Morris Willner has agreed for himself, and on behalf of any affiliates holding Arko Ordinary Shares, to elect either Option A or Option B. Each of Mr. Kotler and Mr. Willner has also agreed to not to, among other things, sell, assign, transfer, or dispose of any of the Arko Ordinary Shares they hold.

Warrant Amendment

At the First Effective Time, Haymaker, New Parent, and Continental Stock Transfer & Trust Company will enter into the warrant assignment, assumption and amendment agreement. Such agreement will amend the Haymaker Warrant Agreement, as Haymaker will assign all its rights, title and interest in the Haymaker Warrant

Agreement to New Parent. Pursuant to the amendment, all Haymaker Warrants will no longer be exercisable for shares of Haymaker Class A Common Stock, but instead will be exercisable for shares of New Parent Common Stock on substantially the same terms that were in effect prior to the First Effective Time under the terms of the Haymaker Warrant Agreement.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, New Parent entered into the Sponsor Support Agreement with the Sponsor, and for purposes of Section 6 and Section 12 thereof, Andrew R. Heyer and Steven J. Heyer, pursuant to which the Sponsor has agreed to vote all of its shares of Haymaker common stock (a) in favor of the approval and adoption of the Business Combination Agreement, GPM Equity Purchase Agreement, and other transaction documents, (b) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the Business Combination Agreement, and (c) against at any action, agreement or transactions (other than the Business Combination Agreement and the transactions contemplated thereby) or proposal that would reasonably be expected to (i) prevent or materially delay the transactions contemplated by the Business Combination Agreement or any other transaction document or (ii) result in failure of the transactions contemplated by the Business Combination to be consummated. In addition, the Sponsor, Andrew R. Heyer and Steven J. Heyer (each, a “Specified Holder”) have agreed to vote, or cause to be voted, all shares of New Parent Common Stock owned beneficially or of record, whether directly or indirectly, by such Specified Holder or any of its affiliates, or over which such Specified Holder or any of its affiliates maintains or has voting control, directly or indirectly, in favor of Arie Kotler if he is a nominee for election to the board of directors of New Parent from the Closing for a period of up to seven years following of the Closing, subject to certain exceptions contained in the Sponsor Support Agreement.

Following the First Effective Time, (i) the Sponsor will automatically forfeit 1,000,000 shares of New Parent Common Stock and 2,000,000 New Parent Warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,000,000 shares of New Parent Common Stock that would otherwise be issuable to the Sponsor will be deferred (subject to certain triggering events). For more information about the Sponsor’s right to receive Deferred Shares, see the section entitled “Consideration to be Received in the Business Combination—Forfeiture and Deferral of New Parent Equity Held by the Sponsor.”

Voting Letter Agreement

In connection with the Proposed Transactions, Arie Kotler, Morris Willner, WRDC Enterprises and Vilna Holdings entered into a letter agreement (the “Voting Letter Agreement”). Pursuant to the Voting Letter Agreement, until the seventh anniversary of the Closing, each of Morris Willner and Vilna Holdings (each, a “Willner Party”) shall vote, or cause to be voted, all shares of New Parent Common Stock owned beneficially or of record, whether directly or indirectly, by such Willner Party or any of its affiliates, or over which such Willner Party or any of its affiliates maintains or has voting control, directly or indirectly, at any annual or special meeting of stockholders of New Parent (including, if applicable, through the execution of one or more written consents if the stockholders of New Parent are requested to act through the execution of written consent), in favor of Arie Kotler if he is a nominee for election to the board of directors of New Parent.

Termination Fee Letter Agreement

On September 8, 2020, Haymaker and the Sponsor entered into a letter agreement related to the Company Termination Fee (the “Termination Fee Letter Agreement”). In the event of any payment of the Company Termination Fee to Haymaker, Haymaker will allocate any such amounts as follows (and with the following priority): (i) to pay the expenses of Haymaker incurred in connection with the Proposed Transaction; (ii) to purchase from the Sponsor the Private Placement Warrants that the Sponsor purchased in connection with the

IPO; (iii) to reimburse Haymaker for its expenses in connection with the Proposed Transaction or any other potential business combinations; (iv) to pay $25,000 to the Sponsor; and (v) to pay any taxes applicable to Haymaker. Haymaker will cause the amount of the applicable Company Termination Fee remaining after such payments to be paid to the Public Stockholders at the time of the Haymaker’s liquidation on a pro rata basis based on the number of shares of Haymaker Class A Common Stock held by such Public Stockholders.

Interests of Certain Persons in the Business Combination

In considering the recommendation of Haymaker’s board of directors to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and our directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include:

•

the beneficial ownership of the Sponsor and certain of Haymaker’s directors and officers (the “Haymaker Initial Stockholders”) of an aggregate of 10,000,000 Founder Shares and 5,550,000 Private Placement Warrants, which shares and warrants would become worthless if Haymaker does not complete a business combination by June 11, 2021, as the Haymaker Initial Stockholders have waived any right to redemption with respect to these shares. Such shares and warrants have an aggregate market value of approximately $100.3 million and $4.73 million, respectively, based on the closing price of Haymaker Class A Common Stock and Haymaker Warrants of $10.03 and $0.8521, respectively, on Nasdaq on November 4, 2020, the record date for the special meeting of stockholders;

•

the fact that the Sponsor and Haymaker’s officers and directors have agreed not to redeem any Haymaker Common Shares held by them in connection with a stockholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the Founder Shares and such securities will have a significantly higher value at the time of the Business Combination which, if unrestricted and freely tradable, would be valued at $50,000,000 (excluding any deferred shares of New Parent Common Stock and assuming a value of $10.00 per share) after giving effect to the forfeitures contemplated by the Business Combination Agreement, but, given the restrictions on such shares, Haymaker believes such shares have less value;

•

the fact that the Sponsor and Haymaker’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Haymaker fails to complete an initial business combination by June 11, 2021;

•	the fact that the Sponsor will forfeit a portion of its Haymaker Private Placement Warrants and will receive deferred shares of New Parent Common Stock;

•

the fact that the Sponsor paid an aggregate of $8,325,000 for its 5,550,000 Private Placement Warrants to purchase shares of Haymaker Class A Common Stock and that such Private Placement Warrants will expire worthless if a business combination is not consummated by June 11, 2021;

•

the right of the Sponsor to hold New Parent Common Stock and the New Parent Common Stock to be issued to the Sponsor upon exercise of its New Parent Private Placement Warrants following the Business Combination, subject to certain lock-up periods;

•

the anticipated service of Steven J. Heyer (Haymaker’s Chief Executive Officer and Executive Chairman) and Andrew R. Heyer (Haymaker’s President and a member of Haymaker’s board of directors) as directors of New Parent following the Business Combination;

•	the continued indemnification of Haymaker’s existing directors and officers and the continuation of Haymaker’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that the Sponsor and Haymaker’s officers and directors may not participate in the formation of, or become directors or officers of, any other blank check company until Haymaker (i) has entered into a definitive agreement regarding an initial business combination or (ii) fails to complete an initial business combination by June 11, 2021;

•

the fact that the Sponsor and Haymaker’s officers and directors will lose their entire investment in Haymaker and will not be reimbursed for any out-of-pocket expenses, to the extent such expenses exceed the amount not required to be retained in the Trust Account, if an initial business combination is not consummated by June 11, 2021; and

•

the fact that if the Trust Account is liquidated, including in the event Haymaker is unable to complete an initial business combination by June 11, 2021, the Sponsor has agreed to indemnify Haymaker to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Haymaker has entered into an acquisition agreement or claims of any third-party for services rendered or products sold to Haymaker, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

These interests may influence Haymaker’s board of directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal.

Reasons for the Approval of the Business Combination

After careful consideration, Haymaker’s board of directors recommends that Haymaker stockholders vote “FOR” each Haymaker proposal being submitted to a vote of the Haymaker stockholders at the Haymaker special meeting of stockholders.

For a description of Haymaker’s reasons for the approval of the Business Combination and the recommendation of our board of directors, see the section entitled “The Business Combination—Haymaker’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Sources and Uses for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume that no Public Stockholders exercise their redemption rights in connection with the Business Combination.

Sources of Funds (in millions)
Haymaker Cash in Trust	$406
Arko/GPM Equity Rollover	937
GPM Cash on Balance Sheet(2)	82
Founder Shares(1)	50

Total Sources	$1,475

Uses of Funds (in millions)
Optional Cash Consideration to Arko shareholders	$100
Arko/GPM Equity Rollover	937
Founder Shares(1)	50
New Balance Sheet Cash	264
GPM Cash on Balance Sheet(2)	82
Estimated Transaction Expenses	42

Total Uses	$1,475

Note: Transaction summary assumes maximum cash consideration at closing.

(1)

5.0 million Founder Shares will be cancelled; 4.0 million of those shares will only be issued upon achieving the following milestones and are thus excluded from pro forma share count: 2.0 million withheld until share price reaches $13.00 (and cancelled if not achieved in five years), another 2.0 million withheld until stock price reaches $15.00 (and cancelled if not achieved in seven years).

(2)	Includes $32 million of posted cash collateral.

Redemption Rights

Under Haymaker’s amended and restated certificate of incorporation, holders of Haymaker Class A Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to Haymaker to pay its franchise and income taxes, by (b) the total number of shares of Haymaker Class A Common Stock included as part of the units issued in the IPO. However, Haymaker will not redeem any public shares to the extent that such redemption would result in Haymaker having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. For illustrative purposes, based on funds in the Trust Account of approximately $405.0 million on June 30, 2020, the estimated per share redemption price would have been approximately $10.13. Under Haymaker’s amended and restated certificate of incorporation, in connection with an initial business combination, a Public Stockholder, together with any affiliate or any other person with whom such stockholder is acting in concert of as a “group” (as defined under Section 13(d)(3) of the Exchange Act), is restricted from seeking redemption rights with respect to more than 15% of the public shares.

If a holder exercises its redemption rights, then such holder will be exchanging its shares of Haymaker Class A Common Stock for cash and will no longer own shares of Haymaker Class A Common Stock and will not participate in the future growth of New Parent, if any. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Haymaker’s transfer agent in accordance with the procedures described herein. See the section entitled “The Special Meeting of Haymaker Stockholders—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Ownership of New Parent After the Closing

Assuming that (i) no Public Stockholders exercise their redemption rights in connection with the Business Combination and (ii) Haymaker and New Parent do not issue any additional equity securities prior to Closing, upon the completion of the Business Combination the ownership of New Parent is expected to be as follows:

	No Redemptions of Haymaker Class A Common Stock
	Assuming each of Arie Kotler and Morris Willner elects Option A and all Arko Public Shareholders elect Option A		Assuming each of Arie Kotler and Morris Willner elects Option B and all Arko Public Shareholders elect Option C
	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding
Arie Kotler	23,785,336	15.8%	20,987,061	15.1%
Morris Willner	21,992,655	14.6%	19,405,284	14.0%
Arko Public Shareholders	25,949,349	17.2%	19,565,037	14.1%
GPM Minority Investors	33,772,660	22.5%	33,772,660	24.4%
Public Stockholders	40,000,000	26.6%	40,000,000	28.8%
Holders of Founder Shares	5,000,000	3.3%	5,000,000	3.6%

Assuming that (i) Public Stockholders elect to redeem 12.9 million shares of Haymaker Class A Common Stock in connection with the Business Combination and (ii) Haymaker and New Parent do not issue any additional equity securities prior to Closing, upon the completion of the Business Combination the ownership of New Parent is expected to be as follows:

	Redemptions of 12.9 Million Shares of Haymaker Class A Common Stock
	Assuming each of Arie Kotler and Morris Willner elects Option A and all Arko Public Shareholders elect Option A		Assuming each of Arie Kotler and Morris Willner elects Option B and all Arko Public Shareholders elect Option C
	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding
Arie Kotler	23,785,336	17.3%	20,987,061	16.7%
Morris Willner	21,992,655	16.0%	19,405,284	15.4%
Arko Public Shareholders	25,949,349	18.9%	19,565,037	15.5%
GPM Minority Investors	33,772,660	24.5%	33,772,660	26.9%
Public Stockholders	27,114,799	19.7%	27,114,799	21.5%
Holders of Founder Shares	5,000,000	3.6%	5,000,000	4.0%

If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the number of shares and percentage interests set forth above do not take into account (i) potential future exercises of New Parent Warrants or Ares warrants and (ii) 4,000,000 deferred shares of New Parent Common Stock, in the aggregate, that are issuable to the Sponsor upon the occurrence of certain events under the Business Combination Agreement. For purposes of the tables above, shares of New Parent Common Stock to be issued in respect of Arko Ordinary Shares and Haymaker Class A Common Stock held by the GPM Minority Investors prior to the consummation of the Business Combination are reflected in the rows entitled “Arko Public Shareholders” and “Public Shareholders,” respectively.

Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ARKO

Prior to the closing of the Business Combination, Arko, a holding company, holds a majority of the outstanding equity of GPM, which is the entity responsible for operating the business described in “Information About Arko.” Following the closing of the Business Combination, both Arko and GPM will be indirect wholly-owned subsidiaries of New Parent.

The following table contains selected historical consolidated financial data for Arko Holdings Ltd. for the three and six months ended June 30, 2020 and 2019, and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015. The financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 has been derived from the audited consolidated financial statements of Arko included elsewhere in this proxy statement/prospectus. The financial data as of June 30, 2020 and for the three and six months ended June 30, 2020 and 2019 have been derived from the unaudited condensed consolidated financial statements of Arko included elsewhere in this proxy statement/prospectus. The financial data as of December 31, 2017 has been derived from the audited financial statements not included in this proxy statement/prospectus. The financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been derived from the consolidated financial statements of Arko that are unaudited for purposes of US GAAP as presented below, not included in this proxy statement/prospectus. Results from interim periods are not necessarily indicative of results that may be expected for the entire year and historical results are not indicative of the results to be expected in the future. The information below is only a summary and should be read in conjunction with the information contained under the headings “Arko’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Information About Arko” and in Arko’s audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus.

Selected Financial Data

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019	2018	2017	2016	2015
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenues	$814,275	$1,119,449	$1,714,155	$2,012,400	$4,128,690	$4,064,883	$3,041,134	$2,220,647	$1,967,628
Operating income (loss)	47,710	7,462	39,726	(2,905)	1,324	35,913	20,933	21,464	18,408
Net income (loss)	32,509	(3,393)	19,652	(22,178)	(47,162)	23,464	739	7,837	3,879
Net earnings (loss) per share—basic and diluted	$0.03	$(0.01)	$0.01	$(0.02)	$(0.06)	$0.01	$(0.01)	$0.00	$0.00

		As of December 31,
	As of June 30, 2020	2019	2018	2017	2016	2015
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$148,621	$32,117	$29,891	$35,215	$41,036	$11,212
Total current assets	399,702	290,111	271,859	248,276	208,911	143,412
Total assets	1,911,759	1,847,365	1,028,011	814,922	730,928	417,583
Long-term debt, net	316,699	218,680	180,605	134,873	154,352	102,165

SELECTED HISTORICAL FINANCIAL INFORMATION OF HAYMAKER

The following tables contain selected historical financial data for Haymaker as of and for the three months ended June 30, 2020, as of and for the six months ended June 30, 2020, for the period from February 13, 2019 (inception) through June 30, 2019, and as of and for the period from February 13, 2019 (inception) through December 31, 2019. Such data as of and for the three months ended June 30, 2020 as of and for the six months ended June 30, 2020, and for the period from February 13, 2019 (inception) through June 30, 2019 have been derived from the unaudited interim financial statements of Haymaker included elsewhere in this proxy statement/prospectus. Such data for the period as of and from February 13, 2019 (inception) through December 31, 2019 have been derived from the audited financial statements of Haymaker included elsewhere in this proxy statement/prospectus.

The selected historical financial data of Haymaker as of and for the three months ended June 30, 2020, as of and for the six months ended June 30, 2020, for the period from February 13, 2019 (inception) through June 30, 2019, and as of and for the period from February 13, 2019 (inception) through December 31, 2019 are not intended to be an indicator of Haymaker’s financial condition or results of operations in the future.

The information below is only a summary and should be read in conjunction with the section entitled “Haymaker Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Haymaker’s audited and unaudited interim financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

	For the Three Months Ended June 30, 2020	For the Six Months Ended June 30, 2020	For the Period from February 13, 2019 (inception) to June 30, 2019	For the Period from February 13, 2019 (inception) to December 31, 2019
	(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Operating costs and formation costs	$310, 853	$626,526	$52,114	$567,808

Loss from operations	(310,853)	(626,526)	(52,114)	(567,808)
Other income
Interest Income	431,730	2,023,008	432,440	4,311,667
Unrealized gain (loss) on securities held in Trust Account	(205,945)	(39,612)	50,143	51,053

Other income, net	225,785	1,983,396	482,583	4,362,720

Income (loss) before provision for income taxes	(84,798)	1,356,870	430,439	3,794,912
Provision for Income Taxes	(25,441)	(293,261)	(90,392)	(796,931)

Net income (loss)	$(110,239)	$1,063,609	$340,047	$2,997,981

Weighted average shares outstanding, basic and diluted(1)	11,899,820	11,891,709	7,236,612	9,551,583

Basic and diluted net loss per share	$(0.02)	$(0.03)	$(0.00)	$(0.03)

	As of June 30, 2020	As of December 31, 2019
	(unaudited)
Balance Sheet Data (end of period):
Working Capital(1)	$518,751	$108,952
Total assets	405,681,165	405,374,549
Total liabilities	15,156,604	15,913,597
Common stock subject to possible redemption	385,524,560	384,460,951
Stockholders’ Equity	5,000,001	5,000,001

	For the Six Months Ended June 30, 2020	For the Period from February 13, 2019 (inception) to June 30, 2019	For the Period from February 13, 2019 (inception) to December 31, 2019
	(unaudited)	(unaudited)
Cash Flow Data:
Net cash used in operating activities	$(1,704,462)	(211,458)	$(646,044)
Net cash provided (used) in investing activities	1,359,327	(400,000,000)	(400,000,000)
Net cash provided by financing activities	—	401,462,970	401,462,970

(1)	Working capital calculated as current assets less current liabilities.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “summary pro forma data”) gives effect to the reverse recapitalization of Arko by New Parent and Haymaker as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a reverse merger, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, New Parent will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of issuing shares for the net assets of Haymaker, accompanied by a recapitalization. The net assets of New Parent and Haymaker will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2020 gives effect to the Business Combination and financing activities described above as if they had occurred on June 30, 2020. The summary unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2020 and for the year ended December 31, 2019 give effect to the Business Combination and financing activities described above as if they had occurred on January 1, 2019.

The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “Pro Forma Financial Statements”) of Haymaker and Arko appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the Pro Forma Financial Statements. In addition, the pro forma financial statements were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of the entities for the applicable periods included in this proxy statement/prospectus. The summary unaudited pro forma data has been presented for informational purposes only and are not necessarily indicative of what the combined financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination. In addition, the summary unaudited pro forma data does not purport to project the future financial position or operating results of Haymaker and Arko subsequent to the close of the Business Combination.

Maximum Share Consideration

	As of June 30, 2020
	Assuming No Redemption	Assuming Maximum Redemption(1)
	(in thousands)
Summary Unaudited Pro Forma Combined Balance Sheet Data
Total assets	$2,214,049	$2,085,966
Total liabilities	$1,679,288	$1,679,288
Total equity	$534,761	$406,678

Maximum Cash Consideration

	As of June 30, 2020
	Assuming No Redemption	Assuming Maximum Redemption(1)
	(in thousands)
Summary Unaudited Pro Forma Combined Balance Sheet Data
Total assets	$2,114,004	$1,985,921
Total liabilities	$1,679,288	$1,679,288
Total equity	$434,716	$306,633

	Assuming No Redemption		Assuming Maximum Redemption(1)
	For the six months ended June 30, 2020	For the year ended December 31, 2019	For the six months ended June 30, 2020	For the year ended December 31, 2019
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations
Revenue	$1,714,155	$4,128,690	$1,714,155	$4,128,690
Assuming no cash consideration
Weighted average shares outstanding, basic	150,500,000	150,500,000	137,614,799	137,614,799
Weighted average shares outstanding, diluted	151,137,174	150,500,000	138,251,973	137,614,799
Basic net income (loss) per common share	$0.09	$(0.35)	$0.10	$(0.38)
Diluted net income (loss) per common share	$0.09	$(0.35)	$0.10	$(0.38)

Assuming max cash consideration
Weighted average shares outstanding, basic	138,730,042	138,730,042	125,844,841	125,844,841
Weighted average shares outstanding, diluted	139,367,216	138,730,042	126,482,014	125,844,841
Basic net income (loss) per common share	$0.10	$(0.38)	$0.11	$(0.42)
Diluted net income (loss) per common share	$0.10	$(0.38)	$0.11	$(0.42)

(1)

This presentation gives effect to Haymaker public shareholders redeeming approximately 12.9 million shares for aggregate redemption payments of $130.5 million. Aggregate redemption payments of $130.5 million calculated as the difference between (i) $405.0 million available trust cash and $0.5 million of funds held outside the trust and (ii) $275.0 million required available minimum cash. The number of public redemption shares of approximately 12.9 million shares was calculated based on the estimated per share redemption value of $10.13 ($405.0 million in trust account divided by 40.0 million outstanding Haymaker public shares).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•	our ability to consummate the Business Combination, of if we do not consummate such Business Combination, any other initial business combination;

•	the expected benefits of the Business Combination;

•

satisfaction of conditions to the Business Combination, including the availability of at least $275 million of cash in the Trust Account (and/or from other specified sources, if necessary), after giving effect to redemptions of shares of Haymaker Class A Common Stock;

•	New Parent’s public securities’ potential liquidity and trading;

•	New Parent’s financial and business performance following the Business Combination, including financial projections and business metrics;

•	New Parent’s business, expansion plans, opportunities and prospects;

•	expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and

•	New Parent’s future capital requirements and sources and uses of cash;

•	New Parent’s ability to raise financing in the future; and

•	GPM’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the completion of the Business Combination.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to vote your proxy or instruct how your vote should be cast on the proposals set forth in this proxy statement/prospectus. As a result of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•	the outcome of any legal proceedings that may be instituted against Haymaker following announcement of the proposed Business Combination and transactions contemplated thereby;

•

the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Haymaker or the shareholders of Arko or to satisfy other conditions to the Closing in the Business Combination Agreement;

•	the number of shares submitted for redemption by Haymaker’s stockholders in connection with the stockholder meeting to approve the proposed transaction;

•	the inability to obtain or maintain the listing of shares of New Parent Common Stock and New Parent Warrants on Nasdaq following the Business Combination;

•	the risk that the proposed Business Combination disrupts current plans and operations of Arko as a result of the announcement and consummation of the transactions described herein;

•

our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Arko and GPM to grow and manage growth profitably and retain its key employees following the Business Combination;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	the effect of the COVID-19 pandemic on (x) the ability to consummate the Business Combination and (y) the business of GPM;

•

risks and uncertainties related to Arko’s business, including, but not limited to, changes in petroleum prices, the impact of competition, environmental risks, restrictions on the sale of alcohol, cigarettes, vaping products, and other tobacco products and increases in their prices, dependency on suppliers, increases in fuel efficiency and demand for alternative fuels for electric vehicles, failure by independent outsider operators to meet their obligations, acquisition and integration risks, currency exchange and interest rate risks, the failure to realize the expected benefits of the acquisition of Empire, the failure to promptly and effectively integrate Empire’s business, and the potential for unknown or inestimable liabilities related to the Empire business;

•	the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transaction;

•	New Parent’s, and its wholly-owned subsidiary, GPM’s, ability to raise capital;

•	the possibility that Haymaker or Arko and GPM may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

RISK FACTORS

New Parent will face a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of Haymaker because these risks may also affect New Parent, and its wholly-owned subsidiary, GPM—these risks can be found in Haymaker’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. You should also read and consider the other information in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Risks Related to Arko’s Business and Industry

Prior to the closing of the Business Combination, Arko, a holding company, holds a majority of the outstanding equity of GPM, which is the entity responsible for operating the business described in “Information About Arko.” Following the closing of the Business Combination, both Arko and GPM will be indirect wholly-owned subsidiaries of New Parent. Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Arko and its subsidiaries (including GPM) prior to the consummation of the Business Combination.

Changes in economic conditions and consumer confidence in the U.S. could adversely affect GPM’s business.

GPM’s operations and the scope of services it provides are affected by changes in the macro-economic situation in the United States, which has a direct impact on consumer confidence and spending patterns. A number of key macro-economic factors, such as rising interest rates, inflation and unemployment, could have a negative effect on consumer habits and spending, and lead to lower demand for fuel and other products sold at GPM convenience stores and gas stations. Significant negative developments in the macro-economic environment in the United States could have a material adverse effect on GPM’s business, financial condition and results of operations.

If GPM does not make acquisitions on economically acceptable terms, its future growth may be limited. Furthermore, any acquisitions GPM completes are subject to substantial risks that could result in losses.

GPM’s ability to grow depends substantially on its ability to make acquisitions. GPM intends to expand its retail business and dealer distribution network through acquisitions. However, GPM may be unable to take advantage of accretive opportunities for any of the following reasons:

•	GPM is unable to identify attractive acquisition opportunities or negotiate acceptable terms for acquisitions;

•	GPM is unable to reach an agreement regarding the terms of pursued acquisitions;

•	GPM is unable to raise financing for such acquisitions on economically acceptable terms; or

•	GPM is outbid by competitors.

If GPM is unable to make acquisitions, the future growth of GPM will be limited. In addition, if GPM completes any future acquisitions, its capitalization and results of operations may change significantly. GPM may complete acquisitions, which, contrary to GPM’s expectations, ultimately prove to not be accretive. If any of these events were to occur, GPM’s future growth would be limited.

GPM may make acquisitions that it believes are beneficial, which ultimately result in negative financial consequences. Any acquisition involves potential risks, including, among other things:

•	GPM may not be able to successfully integrate the businesses it acquires;

•	GPM may not be able to achieve the anticipated synergies and financial improvements from the acquired businesses;

•	GPM may not be able to retain key locations from the acquired businesses;

•	GPM may be unable to discover material liabilities of businesses that it acquires;

•	acquisitions may divert the attention of senior management from focusing on GPM’s day-to-day operations;

•	GPM may experience a decrease in liquidity resulting from its use of a significant portion of cash available for investment or borrowing capacity to finance acquisitions;

•	substantial investments in financial controls, information systems, management resources and human resources may be required in order to support future growth; and

•	GPM may have difficulties in obtaining the required approvals, permits, licenses and consents for the acquired sites.

GPM may be unable to successfully integrate Empire’s operations or otherwise realize the expected benefits from the Empire transaction, which could adversely affect the expected benefits from the Empire transaction and GPM’s results of operations and financial condition.

The Empire transaction involves the integration of the business of two companies that have previously operated independently. The difficulties of combining the operations of the two businesses include:

•	integrating personnel with diverse business backgrounds;

•	converting customers to new systems;

•	combining different corporate cultures; and

•	retaining key employees

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration will require the experience and expertise of certain key employees of Empire retained by GPM. GPM may not be successful in retaining these employees for the full time period necessary to successfully integrate Empire’s operations with those of GPM. The diversion of management’s attention and any delay or difficulty encountered in connection with the integration of the two companies’ operations could have an adverse effect on the business and results of operations of GPM.

The success of the Empire transaction will depend, in part, on GPM’s ability to realize the anticipated benefits from combining the business of Empire with GPM. If GPM is unable to successfully integrate Empire, the anticipated benefits of the Empire transaction may not be realized fully or may take longer to realize than expected. For example, GPM may fail to realize the anticipated increase in earnings anticipated to be derived from the Empire transaction. In addition, as with regard to any acquisition, a significant decline in asset valuations or cash flows may also cause GPM not to realize expected benefits.

GPM’s future growth depends on its ability to successfully implement its organic growth strategy, a major part of which consists of remodeling its convenience stores.

A major part of GPM’s organic growth strategy consists of remodeling its convenience stores in order to improve customers’ shopping experience by offering high-quality, convenient and efficient facilities. Such large-scale remodeling projects entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and non-availability of construction equipment. Such risks, in addition to potential difficulties in obtaining any required licenses and permits, could lead to significant cost increases and substantial delays in the opening of the remodeled convenience stores. Historically, GPM has grown through acquisitions and has not previously undertaken such large-scale remodeling projects. Accordingly, there can be no assurance that GPM will be able to achieve its growth targets by successfully implementing this strategy.

Significant changes in current consumption of tobacco and nicotine products could adversely affect GPM’s business.

Tobacco and nicotine products, which accounted for approximately 16% of GPM’s total net sales for the fiscal year ended December 31, 2019, are a significant revenue source for GPM. Significant increases in wholesale cigarette prices, current and future tobacco legislation, including restrictions or bans on flavored tobacco products, national, state and local campaigns to discourage smoking, reductions in manufacturer rebates for the purchase of tobacco products and increases in taxes on cigarettes and other tobacco products could have a material adverse effect on the demand for tobacco products and, in turn, on GPM’s financial condition and results of operations.

GPM’s financial condition and results of operations are influenced by changes in the wholesale prices of motor fuel, which may adversely impact GPM’s sales, customers’ financial condition and the availability of trade credit.

During the fiscal year ended December 31, 2019, fuel sales were approximately 65% of GPM’s total net sales and 34% of its gross profit, each of which will increase as a result of the acquisition of the business of Empire. Historically, GPM has not carried inventory on hand for more than five days in the ordinary course of its business and has not engaged in hedging transactions. GPM’s operating results are influenced by prices for motor fuel, variable retail margins and the market for such products. Crude oil and domestic wholesale motor fuel markets are volatile. General political conditions, acts of war or terrorism and instability in oil producing regions, particularly in the Middle East, Russia, Africa and South America, could significantly impact crude oil supplies and wholesale fuel prices. Significant increases and volatility in wholesale fuel prices could result in substantial increases in the retail price of motor fuel products, lower fuel gross margin per gallon, lower demand for such products and lower sales to consumers and dealers. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on GPM’s financial condition and results of operations. Increases in fuel prices compress retail fuel margin because fuel costs typically increase faster than retailers are able to pass them along to customers. In addition, when prices for motor fuel rise, some of GPM’s fuel distributor customers may have insufficient credit to purchase motor fuel from GPM at their historical volumes. Furthermore, as motor fuel prices decrease, so do prompt payment incentives, which are generally calculated as a percentage of the total purchase price of the motor fuel distributed. Finally, higher prices for motor fuel may reduce GPM’s access to trade credit or worsen the terms under which such credit is available to GPM.

Significant changes in demand for fuel-based modes of transportation could adversely affect GPM’s business.

The road transportation fuel and convenience business is generally driven by consumer preferences, growth of road traffic and trends in travel and tourism. A number of key factors could impact current customer behavior and trends with respect to road transportation and fuel consumption. These include new technologies providing increased access to non-fuel dependent means of transportation, legislation and regulations focused on fuel efficiency and lower fuel consumption, and the public’s general approach with regard to climate change and the effects of greenhouse gas emissions. Significant developments in any of the above-listed factors could lead to substantial changes in the demand for petroleum-based fuel and have a material adverse effect on GPM’s business, financial condition and results of operations.

GPM operates in a highly competitive industry characterized by low entry barriers.

GPM competes with other convenience stores, gas stations, large and small food retailers, quick service restaurants and dollar stores. Since all such competitors offer products and services that are very similar to those offered by GPM, a number of key factors determine GPM’s ability to successfully compete in the marketplace. These include the location of stores, competitive pricing, convenient access routes, the quality and configuration of stores and fueling facilities, and a high level of service. In particular, large convenience store chains have expanded their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. In addition, some of GPM’s competitors have greater financial resources and scale than GPM, which may provide them with competitive advantages in negotiating fuel and other supply arrangements. GPM’s inability to successfully compete in the marketplace by continuously meeting customer requirements concerning price, quality and service level could adversely affect its business, financial condition and results of operations.

Negative events or developments associated with branded motor fuel suppliers could have an adverse impact on GPM’s revenues.

The success of GPM’s operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the motor fuel brands sold at GPM-controlled gas stations and to independent and lessee dealers. An event which adversely affects the value of those brands could have a negative impact on the volumes of motor fuel GPM distributes, which in turn could have a material adverse effect on GPM’s business, financial condition and results of operations.

GPM depends on four principal suppliers for the majority of its gross fuel purchases and two suppliers for merchandise. A failure by a principal supplier to renew its supply agreement, a disruption in supply or an unexpected change in supplier relationships could have a material adverse effect on GPM’s business.

For the fiscal year ended December 31, 2019, Valero Marketing and Supply Company supplied approximately 21%, Marathon Petroleum Company LP (“Marathon Petroleum”) supplied approximately 21%, BP Products North America Inc. (“BP North America”) supplied approximately 15% and Equilon Enterprises LLC DBA Shell Oil Products US (“Shell”) supplied approximately 16% of GPM’s gross fuel purchases, respectively. GPM’s supply agreement with Valero Marketing expires in March 2026, GPM’s supply agreement with Marathon Petroleum expires in June 2023, GPM’s supply agreement with BP North America expires in December 2022 and GPM’s supply agreement with Shell expires in August 2023. If any of Valero Marketing, Marathon Petroleum, BP North America or Shell elects not to renew its contracts with GPM, GPM may be unable to replace the volume of motor fuel it currently purchases from such supplier on similar terms or at all. GPM relies upon its suppliers to timely provide the volumes and types of motor fuels for which they contract. GPM purchases motor fuels from a variety of suppliers under term contracts. In times of extreme market demand or supply disruption, GPM may be unable to acquire enough fuel to satisfy the demand of its customers. Any disruption in supply or a significant change in GPM’s relationship with its principal fuel suppliers could have a material adverse effect on GPM’s business, financial condition and results of operations.

GPM depends on two major vendors, Core-Mark and Grocery Supply Company, to supply a majority of its in-store merchandise. A significant disruption or operational failure affecting the operations of Core-Mark or Grocery Supply Company could materially impact the availability, quality and price of products sold at GPM convenience stores and gas stations, cause GPM to incur substantial unanticipated costs and expenses, and adversely affect its business, financial condition and results of operations.

A majority of GPM’s revenue is generated under fuel supply agreements that must be renegotiated or replaced periodically. If GPM is unable to successfully renegotiate or replace these agreements, then GPM’s results of operations, financial condition and ability to make distributions to our stockholders could be adversely affected.

A majority of GPM’s revenue is generated under fuel supply agreements with independent dealers. As these supply agreements expire, they must be renegotiated or replaced. GPM’s fuel supply agreements generally have an initial term of 10 years and, as of September 30, 2020, had a volume-weighted average remaining term of approximately 6.0 years. GPM’s dealers have no obligation to renew their fuel supply agreements with GPM on similar terms or at all.

GPM may be unable to renegotiate or replace its fuel supply agreements when they expire, and the terms of any renegotiated fuel supply agreements may not be as favorable as the terms of the agreements they replace. Whether these fuel supply agreements are successfully renegotiated or replaced is frequently subject to factors beyond GPM’s control. Such factors include fluctuations in motor fuel prices, a dealer’s ability to pay for or accept the contracted volumes and a competitive marketplace for the services offered by GPM. If GPM cannot successfully renegotiate or replace its fuel supply agreements or must renegotiate or replace them on less favorable terms, revenues from these arrangements could decline and our results of operations, financial condition and ability to make distributions to our stockholders could be adversely affected.

The retail sale, distribution and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose GPM or its customers to significant costs and liabilities, which could have a material adverse effect on GPM’s business.

GPM and its facilities and operations are subject to various federal, state and local environmental, health and safety laws, and regulations. These laws and regulations continue to evolve and are expected to increase in both number and complexity over time and govern not only the manner in which GPM conducts its operations, but also the products it sells. For example, international agreements and national, regional, and state legislation and regulatory measures that aim to limit or reduce greenhouse gas emissions or otherwise address climate change are currently in various stages of implementation. There are inherent risks of increasingly restrictive environmental and other regulation that could materially impact GPM’s results of operations or financial condition. Most of the costs of complying with existing laws and regulations pertaining to GPM’s operations and products are embedded in the normal costs of doing business. However, it is not possible to predict with certainty the amount of additional investments in new or existing technology or facilities or the amounts of increased operating costs to be incurred in the future to prevent, control, reduce or eliminate releases of hazardous materials or other pollutants into the environment; remediate and restore areas damaged by prior releases of hazardous materials; or comply with new or changed environmental laws or regulations. Although these costs may be significant to the results of operations, GPM does not presently expect them to have a material adverse effect on GPM’s liquidity or financial position. Accidental leaks and spills requiring cleanup may occur in the ordinary course of business. GPM may incur expenses for corrective actions or environmental investigations at various owned and previously owned facilities or leased or previously leased and at third-party-owned waste disposal sites used by GPM. An obligation may arise when operations are closed or sold or at non-GPM sites where company products have been handled or disposed of. Expenditures to fulfill these obligations may relate to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but may require investigative or remedial work or both to meet current or future standards.

GPM’s business involves the purchase of motor fuels for retail sale and wholesale distribution to customers, including third-party sub-wholesalers and bulk purchasers. GPM’s share of the motor fuels is distributed to GPM-controlled convenience stores, independent and lessee dealers and consignment locations, whereas the third-party sub-wholesalers’ share is generally distributed to convenience stores and the bulk purchasers’ share is generally retained for their own use. GPM does not physically transport any of the motor fuels. Rather, third-party transporters distribute the motor fuels.

The transportation of motor fuels by third-party transporters, as well as the associated storage of such fuels at locations including convenience stores, are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to regulated materials, and the health and safety of employees dedicated to such transportation and storage activities. These laws and regulations may impose numerous obligations and restrictions that are applicable to motor fuels transportation and storage and other related activities, including acquisition of, or applications for, permits, licenses, or other approvals before conducting regulated activities; restrictions on the quality and labeling of the motor fuels that may be sold; restrictions on the types, quantities and concentration of materials that may be released into the environment;

required capital expenditures to comply with pollution control requirements; and imposition of substantial liabilities for pollution or non-compliance resulting from these activities. Numerous governmental authorities, such as the U.S. Environmental Protection Agency (the “EPA”), and analogous state agencies, have the power to monitor and enforce compliance with these laws and regulations and the permits, licenses and approvals issued under them, including fines, which can result in increased pollution control equipment costs or other actions. Failure to comply with these existing laws and regulations, or any newly adopted laws or regulations, may trigger administrative, civil or criminal enforcement measures, including the assessment of monetary penalties or other sanctions, the imposition of investigative, remedial or corrective action obligations, the imposition of additional compliance requirements on certain operations or the issuance of orders enjoining certain operations. Moreover, the trend in environmental regulation is for more restrictions and limitations on activities that may adversely affect the environment, the occurrence of which may result in increased costs of compliance.

Where releases of motor fuels or other substances or wastes have occurred, federal and state laws and regulations require that contamination caused by such releases be assessed and remediated to meet applicable clean-up standards. Certain environmental laws impose strict, joint and several liability for costs required to clean-up and restore sites where motor fuels or other waste products have been disposed or otherwise released. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims for damages or to impose corrective action obligations, could be substantial and could have a material adverse effect on GPM or its customers who transport motor fuels or own or operate convenience stores or other facilities where motor fuels are stored. While GPM has no plans to transport or store the motor fuels it distributes, if GPM were ever to conduct activities that resulted in it being legally characterized as a transporter of motor fuels, or if it were ever held under applicable law to have negligently entrusted these transportation or any storage duties to a third party, then GPM, too, could be subject to some or all of these costs and liabilities, which could have a material adverse effect on GPM’s business, financial condition and results of operations.

For more information on potential risks arising from environmental and occupational safety and health laws and regulations, please see “GPM’s Business—Government Regulation.”

Business disruption and related risks resulting from the recent outbreak of COVID-19 could have a material adverse effect on GPM’s business and results of operations.

In December 2019, Chinese officials reported a novel coronavirus (“COVID-19”) outbreak. COVID-19 has since spread throughout the world, leading the World Health Organization to declare on March 11, 2020, that COVID-19 reached the magnitude of a global pandemic. The rapid spread of COVID-19 throughout the U.S. led federal, state and local governments to take significant steps in an attempt to reduce exposure to COVID-19 and control its negative effects on public health and the U.S. economy. Such governmental measures remain ongoing. The ultimate duration and severity of COVID-19 remain uncertain, however, a substantial and continuous deterioration in the business environment in the United States could have a material adverse effect on GPM’s business, financial condition and results of operations, including:

•

Significant reductions or volatility in demand for products sold at GPM convenience stores and gas stations due to substantially lower customer traffic resulting from travel restrictions and/or social distancing measures;

•	Significant disruptions, or even a complete shutdown, of some or all of GPM’s operations as a result of government-imposed restrictions on customers and/or GPM employees;

•

Temporary or long-term disruptions to GPM’s supply chain in connection with the pandemic’s impact on GPM’s network of suppliers and distributors, significantly impacting the quality, variety and pricing of merchandise sold at GPM sites;

•	Limitation on employee availability and restrictions on the sale and pricing of certain products;

•	Cost to comply with constantly evolving laws and regulations related to COVID-19, including additional cleaning and protective equipment for employees;

•	Store closures and reduction of store capacity because of local outbreaks of COVID-19 resulting in reduced sales of merchandise and fuel;

•	Significant delays in the import of certain products, including essential products expected to sell at an increased volume in connection with COVID-19;

•	Changes to our competitors’ service offerings, including delivery and drive-through options, which GPM offers on a limited basis; and

•	Reduced value of newly acquired stores as they experience reduced sales compared to the time of acquisition.

Advancements in technologies that significantly reduce fuel consumption could adversely affect GPM’s business.

Fuel competes with other sources of energy, some of which are less costly on an equivalent energy basis. There have been significant governmental incentives and consumer pressures to increase the use of alternative fuels in the United States. A number of automotive, industrial and power generation manufacturers are developing more fuel-efficient engines, hybrid engines and alternative clean power systems. In 2019, hybrid and electric vehicles accounted for approximately 1.9% of all automotive sales in the United States. The more successful and widespread these alternatives become, as a result of governmental incentives or regulations, technological advances, consumer demand, improved pricing or otherwise, the greater the potential negative impact on the demand, pricing and profitability of our fuel-based products and services.

Failure to comply with applicable laws and regulations could result in liabilities, penalties or costs that could have a material adverse effect on GPM’s business.

GPM’s operations are subject to numerous federal, state and local laws and regulations, including regulations related to the sale of alcohol, tobacco, nicotine products, lottery/lotto products and other age-restricted products, various food safety and product quality requirements, environmental laws and regulations, and various employment and tax laws. We expect that there will be frequent changes and variation in local and state regulations in response to COVID-19, including the regulation of in-house dining and capacity restrictions, which vary by jurisdiction and locality. GPM will be required to devote substantial resources in order to comply with this changing regulatory environment and will be required to implement compliance protocols that will vary based on local requirements and regulations.

GPM’s violation of, or inability to comply with, state laws and regulations concerning the sale of alcohol, tobacco, nicotine products, lottery/lotto products and other age-restricted products could expose GPM to regulatory sanctions ranging from monetary fines to the revocation or suspension of GPM’s permits and licenses for the sale of such products. Such regulatory action could adversely affect GPM’s business, financial condition and results of operations.

GPM’s failure to comply with applicable labor and employment laws pertaining to, among others, minimum wage, mandated healthcare benefits or paid time-off benefits could result in increased regulatory scrutiny, monetary fines and substantial costs and expenses related to legal proceedings.

GPM’s business, particularly the operation of gas stations, and the storage and transportation of fuel products, is directly affected by numerous environmental laws and regulations in the United States pertaining, in particular, to the quality of fuel products, the handling and disposal of hazardous wastes and the prevention and remediation of environmental contaminations. Such laws and regulations are constantly evolving and have generally become more stringent over time. GPM’s compliance with such evolving regulation requires significant and continuously increasing capital expenditures. GPM’s business may also be (indirectly) affected by the adoption of environmental laws and regulations intended to address global climate change by limiting carbon emissions and introducing more stringent requirements for the exploration, drilling and transportation of crude oil and petroleum products. Increasingly wide-spread implementation of such laws and regulations may lead to a significant increase in the cost of petroleum-based fuels and, in turn, lower demand for road transportation fuel. GPM’s failure to comply with applicable environmental laws and regulations, or a significant contamination at one of its sites requiring remediation of contaminated soil and groundwater on a large scale, could expose GPM to substantial fines and penalties, as well as administrative, civil and criminal charges, all of which could have a material adverse effect on GPM’s business, reputation, financial condition and results of operations.

GPM is subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, fuel excise taxes, sales and use taxes, payroll taxes, franchise taxes, property taxes and tobacco taxes. Many of these tax liabilities are subject to periodic audits by the respective taxing authorities. Substantial changes or reforms in the current tax regime could result in increased tax expenses and potentially have a material adverse effect on GPM’s financial condition and results of operations.

Substantial management turnover could adversely affect GPM’s business.

GPM is currently managed by a group of experienced senior executives with substantial knowledge and understanding of the industry in which it operates. GPM’s inability to retain its senior management, adequately replace any member of its management team in case of departure or identify and recruit highly qualified individuals for future management positions, could adversely affect GPM’s business, reputation and results of operations. Uncertainty about the effect of the Business Combination on GPM’s business, employees, customers, third parties with whom GPM has relationships, and other third parties, including regulators, may have an adverse effect on New Parent. These uncertainties may impair New Parent’s ability to attract, retain and motivate key personnel for a period of time after the Business Combination. If key GPM employees depart because of uncertainty related to the Business Combination or a desire not to remain with New Parent, GPM’s business could be harmed.

The failure to recruit or retain qualified personnel could adversely affect GPM’s business.

GPM is dependent on its ability to recruit and retain qualified individuals to work in and manage its convenience stores, and its operations are subject to federal and state laws governing such matters as minimum wages, overtime, working conditions and employment eligibility requirements. Economic factors, such as a decrease in unemployment and an increase in mandatory minimum wages and social benefits, could have a material impact on GPM’s results of operations if GPM is required to significantly increase its wages and benefits expenditures in order to attract and retain qualified personnel. At the state and local levels, there are proposals currently under consideration to increase minimum wage rates. In 2019, efforts were put forth by the U.S. federal government to increase the federal minimum wage to $15 per hour, instead of the current rate of $7.25 per hour. Such an increase could have a material impact on GPM’s results of operations. However, no such legislation has been enacted at this time. Additionally, the ongoing impact of the COVID-19 pandemic could impact GPM’s ability to recruit and retain qualified personnel.

Unfavorable weather conditions could adversely affect GPM’s business.

Weather conditions have a significant effect on GPM’s sales, as retail customer transactions in higher profit margin products generally increase when weather conditions are favorable. Consequently, GPM’s results are seasonal, and GPM typically earns more during the warmer second and third quarters of the year. Severe weather phenomena, such as hurricanes, during those quarters may adversely affect GPM’s results of operations. In addition, severe weather conditions could result in significant damage to GPM gas stations, convenience stores and infrastructure, potentially resulting in substantial costs and expenses.

GPM may be held liable for fraudulent credit card transactions on its fuel dispensers.

Europay, MasterCard and Visa, or EMV, is a global standard for credit cards that uses computer chips to authenticate and secure chip-card transactions. The liability for fraudulent credit card transactions shifted from the credit card processor to GPM in October 2015 for transactions processed inside the convenience stores (although due to the unavailability of the correct software from branded fuel suppliers, certain of such suppliers have retained certain associated liabilities) and will shift to GPM in April 2021 for transactions at the fuel dispensers. In connection with incentive funds provided by fuel suppliers, GPM is actively upgrading its point-of-sale machines and fuel dispensers to be EMV-compliant at the fuel dispenser. GPM has upgraded all of its inside point-of-sale machines to be EMV-compliant and is in the process of upgrading its fuel dispensers to be EMV-compliant (approximately 20-25% of retail locations are expected to be upgraded by the end of 2020). Due to the unavailability of the correct software from branded fuel suppliers and the cost to upgrade each site, GPM does not expect to upgrade all of its sites prior to April 2021 and accordingly, may be subject to liability for fraudulent credit card transactions processed at fuel dispensers.

Significant disruptions of GPM’s information technology systems or breaches of its data security could adversely affect its business.

GPM relies on multiple information technology systems and a number of third-party vendor platforms (collectively, “IT Systems”) in order to run and manage its daily operations. Such IT Systems allow GPM to manage various aspects of its business and to provide reliable analytical information to its management. IT Systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of access to data and information, security breaches or other security incidents, and computer viruses or attacks. A serious, long-lasting disruption of GPM’s IT Systems could lead to the breakdown of critical operations and financial reporting systems, and have a material adverse effect on GPM’s business, reputation, financial condition and results of operation.

As a fuel and merchandise retailer, GPM collects and stores large amounts of data on its network, including personal data from customers, as well as other sensitive information concerning its employees, business partners and vendors. A breakdown or breach of GPM’s IT Systems could result in the unauthorized release of such personal and sensitive information. Although GPM has invested in measures to reduce these risks, it cannot guarantee that such measures will be successful in preventing compromise and/or disruption of its IT Systems and related data. An unauthorized release of personal data and other sensitive information resulting from a breakdown or breach of GPM’s IT Systems could expose it to significant costs and expenses, regulatory investigations and penalties, and potential lawsuits, all of which could have a material adverse effect on GPM’s reputation, financial condition and results of operations.

GPM depends on third-party transportation providers for the transportation of all of its motor fuel. Thus, a change of providers or a significant change in GPM’s relationship with these providers could have a material adverse effect on GPM’s business.

All of the motor fuel GPM distributes is transported from terminals to gas stations by third-party transportation providers. Such providers may suspend, reduce or terminate their obligations to GPM if certain events (such as force majeure) occur. A change of key transportation providers, a disruption or cessation in services provided by such providers or a significant change in GPM’s relationship with such providers could have a material adverse effect on GPM’s business, financial condition and results of operations.

GPM’s operations present risks which may not be fully covered by insurance.

GPM carries comprehensive insurance against the hazards and risks underlying its operations. GPM believes its insurance policies are customary in the industry; however, some losses and liabilities associated with its operations may not be covered by its insurance policies. In addition, there can be no assurance that GPM will be able to obtain similar insurance coverage on favorable terms (or at all) in the future. Significant uninsured losses and liabilities could have a material adverse effect on GPM’s financial condition and results of operations. Furthermore, GPM’s insurance is subject to high deductibles. As a result, certain large claims, even if covered by insurance, may require a substantial cash outlay by GPM, which could have a material adverse effect on GPM’s financial condition and results of operations.

Certain provisions in some of GPM’s material agreements could delay or prevent a potential change of control transaction.

Certain of GPM’s material agreements include provisions subjecting the continuation of such agreements to the counterparties’ consent should Mr. Arie Kotler cease to (directly or indirectly) control, or provide services to, GPM (“Change of Control Provisions”). Such Change of Control provisions may have the effect of delaying or preventing a potential change of control of GPM, as there can be no assurance that the required consents can be obtained on terms satisfactory to Haymaker or any potential acquirer.

GPM’s variable rate debt could adversely affect GPM’s financial condition and results of operations.

Certain of GPM’s outstanding term loans and revolving credit facility bear interest at variable rates, subjecting GPM to fluctuations in the short-term interest rate. As of June 30, 2020, approximately 89% of GPM’s debt bore interest at variable rates, and approximately 96% of GPM’s debt bore interest at variable rates after consummation of the Empire acquisition. Consequently, significant increases in market interest rates would create substantially higher debt service requirements for GPM, which could have a material adverse effect on its overall financial condition, including its ability to service its indebtedness.

GPM’s credit facilities have substantial restrictions and financial covenants that may restrict GPM’s business and financing activities.

GPM depends on the earnings and cash flow generated by its operations in order to meet its debt service obligations. The operating and financial restrictions and covenants in GPM’s credit facilities, and any future financing agreements, may restrict GPM’s ability to finance future operations or expand GPM’s business activities. For example, GPM’s credit facilities restrict its ability to, among other things:

•	incur additional debt or issue guarantees;

•	incur or permit liens to exist on certain property;

•	make certain investments, acquisitions or other restricted payments;

•	modify or terminate certain material contracts; and

•	merge or dispose of all or substantially all of its assets.

In addition, the credit agreements governing GPM’s credit facilities contain covenants requiring GPM to maintain certain financial ratios. See “Arko Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information about GPM’s credit facilities.

GPM’s ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from operations and other events or circumstances beyond GPM’s control. If market or other economic conditions deteriorate, GPM’s ability to comply with these covenants may be impaired. If GPM violates any provisions of its credit facilities that are not cured or waived within the appropriate time periods provided in such credit facilities, a significant portion of GPM’s indebtedness may become immediately due and payable, and GPM’s lenders’ commitment to make further loans to GPM may terminate. GPM might not have, or be able to obtain, sufficient funds to make these accelerated payments.

If GPM were unable to repay the accelerated amounts, its lenders could proceed against the collateral granted to them to secure such debt. If the payment of GPM’s debt is accelerated, its assets may be insufficient to repay such debt in full, which could result in GPM’s insolvency.

The enactment and implementation of derivatives legislation, and the promulgation of regulations pursuant thereto, could have an adverse effect on GPM’s ability to use derivative instruments to reduce the effect of commodity-price, interest-rate, and other risks associated with GPM’s business and increase the working capital requirement to conduct these hedging activities.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted on July 21, 2010, established federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The Dodd-Frank Act requires the Commodities Futures Trading Commission (the “CFTC”) and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. Although the CFTC has finalized certain regulations, others remain to be finalized or implemented, and it is not possible at this time to predict when this will occur.

The CFTC has designated certain interest-rate swaps and credit-default swaps for mandatory clearing, and the associated rules require GPM, in connection with derivative activities, to comply with clearing and trade-execution requirements or take steps to qualify for an exemption from such requirements. Although GPM would qualify for the end-user exception from the mandatory clearing requirements for swaps entered to hedge certain commercial risks, the application of the mandatory clearing and trade-execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that GPM may use for hedging. In addition, for uncleared swaps, the CFTC or federal banking regulators may require end-users to enter into credit support documentation and/or post initial and variation margin in the future, although current rules do not require GPM’s swap dealer counterparties to collect margin from GPM for hedging transactions that it may engage in. Posting of collateral could impact liquidity and reduce cash available to GPM for capital expenditures, therefore reducing GPM’s ability to enter into derivatives to reduce risk and protect cash flows.

Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and gas. GPM’s revenues could be adversely affected if a consequence of the Dodd-Frank Act, and related regulations, is lower commodity prices.

The full impact of the Dodd-Frank Act and related regulatory requirements upon GPM’s business will not be known until all regulations are implemented and the market for derivative contracts has adjusted. From GPM’s perspective, the Dodd-Frank Act, and related current and future regulations, could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against business risks and reduce the ability to monetize or restructure existing derivative contracts. To date, GPM has engaged in very limited hedging transactions. While we may decide to enter into hedging transactions in the future, the Dodd-Frank Act, and related regulations, may prevent GPM from using derivatives.

In addition to derivatives legislation in the U.S., the European Union and other non-U.S. jurisdictions are implementing regulations with respect to the derivatives market. To the extent GPM transacts with counterparties in foreign jurisdictions, GPM may become subject to such regulations. At this time, the impact of such regulations is not clear.

The proposed phase out of the London Interbank Offered Rate (“LIBOR”) could adversely affect GPM’s results of operations and financial condition.

In 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. In 2019, the Financial Accounting Standards Board proposed guidance that would help facilitate the market transition from existing reference rates to alternative rates, however, there is currently no definitive information regarding the future use of LIBOR or a replacement rate. As of June 30, 2020, approximately 89% of GPM’s debt bore interest at variable rates, and approximately 96% of GPM’s debt bore interest at variable rates after consummation of the Empire acquisition. Most of GPM’s credit agreements were entered into in 2019 and the beginning of 2020. Such credit agreements include a mechanism, pursuant to which the underlying interest rate shall be determined according to the alternative index replacing LIBOR, as customary in the market at the time. Since there is still great uncertainty in the market with respect to the elimination of LIBOR and the potential transition to a replacement rate, the impact of such changes on GPM’s future debt repayment obligations, results of operations and financial condition remains uncertain.

Terrorist attacks and threatened or actual war may adversely affect GPM’s business.

GPM’s business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of GPM’s control. Terrorist attacks or threats, whether within the U.S. or abroad, rumors or threats of war, actual conflicts involving the U.S. or its allies, or military or trade disruptions impacting GPM suppliers or customers may adversely impact GPM’s operations. Specifically, strategic targets such as energy related assets (which could include refineries that produce the motor fuel GPM purchases or ports in which crude oil is delivered) may be at greater risk of future terrorist attacks than other targets in the U.S. or abroad. Such occurrences could have a substantial impact on energy prices, including prices for motor fuels, and a material adverse effect on GPM’s business and results of operations.

Risks Related to the Business Combination and Integration of Business

Prior to the closing of the Business Combination, Arko, a holding company, holds a majority of the outstanding equity of GPM, which is the entity responsible for operating the business described in “Information About Arko.” Following the closing of the Business Combination, both Arko and GPM will be indirect wholly-owned subsidiaries of New Parent. Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to New Parent and its subsidiaries (including Arko and GPM) following the consummation of the Business Combination.

Each of Haymaker and GPM have incurred and will incur substantial costs in connection with the Business Combination and related transactions, such as legal, accounting, consulting and financial advisory fees.

As part of the Business Combination, each of Haymaker and GPM are utilizing professional service firms for legal, accounting and financial advisory services. Although the parties have been provided with estimates of the costs for each advisory firm, the total actual costs may exceed those estimates.

While Haymaker and GPM work to complete the Business Combination, management’s focus and resources may be diverted from operational matters and other strategic opportunities.

Successful completion of the Business Combination may place a significant burden on management and other internal resources. The diversion of management’s attention and any difficulties encountered in the transition process could harm New Parent’s business, financial condition, results of operations and prospects, including with respect to any future growth-oriented acquisitions undertaken by GPM. A significant component of GPM’s organic growth strategy consists of remodeling its convenience stores in order to improve customers’ shopping experience by offering high-quality, convenient and efficient facilities. Diversion of management’s attention and any difficulties encountered in the transition process could lead to substantial delays in the opening of the remodeled convenience stores and have an adverse effect on New Parent.

Following the consummation of the Business Combination, New Parent will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, New Parent will face increased legal, accounting, administrative and other costs and expenses as a public company that GPM does not currently incur.

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Parent to carry out activities GPM has not done previously. For example, New Parent will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), New Parent could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Parent’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New Parent’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New Parent to divert a significant amount of money that could otherwise be used to expand the business of GPM and achieve certain strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

New Parent may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated.

GPM is not currently subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination and the transactions related thereto, New Parent will be required to comply with Section 404 of the Sarbanes-Oxley Act, which requires, among other things, New Parent to evaluate annually the effectiveness of its internal controls over financial reporting. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of GPM prior to the Business Combination. Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that, beginning with the second annual report following the Business Combination, management assess and report annually on the effectiveness of internal control over financial reporting and identify any material weaknesses in internal control over financial reporting. Additionally, Section 404(b) requires the independent registered public accounting firm to issue an annual report that addresses the effectiveness of internal control over financial reporting. New Parent expects its first Section 404(a) and 404(b) assessment will take place for its annual report for the year ending December 31, 2021. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New Parent is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its shares of common stock.

GPM’s and Haymaker’s operations may be restricted during the pendency of the Business Combination pursuant to terms of the Business Combination Agreement.

Prior to the consummation of the Business Combination, GPM is subject to customary interim operating covenants relating to carrying on its business in the ordinary course of business and is also subject to customary restrictions on actions that may be taken during such period without Haymaker’s consent. As a result, GPM may be unable, during the pendency of the Business Combination, to make certain acquisitions and capital expenditures, borrow money and otherwise pursue other actions, even if such actions would prove beneficial.

If the First Merger and the Second Merger, taken together with the GPM Equity Purchase Agreement, do not qualify as a transaction described in Section 351 of the Code, Arko’s U.S. shareholders and the Haymaker stockholders may recognize substantial taxable gain as a result of the mergers, and may be required to pay substantial additional U.S. federal income taxes, in the taxable year in which the transactions occur.

The First Merger and the Second Merger, taken together with the GPM Equity Purchase Agreement, are intended to qualify as a transaction described in Section 351 of the Code. The positions of Arko and Haymaker are not binding on the Internal Revenue Service (the “IRS”) or the courts, and the parties do not intend to request a ruling from the IRS with respect to the transactions described in the merger agreement. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the First Merger and the Second Merger taken together with the GPM Equity Purchase Agreement, as a transaction described in Section 351 of the Code or that a court will not sustain such a challenge. If the IRS were to be successful in any such contention, or if for any other reason the First Merger and the Second Merger, taken together with the GPM Equity Purchase Agreement, were not treated as a transaction described in Section 351 of the Code, then Arko’s U.S. shareholders and Haymaker stockholders, as the case may be, would not be entitled to defer any portion of the gain realized as a result of receiving shares of New Parent Common Stock in the transactions and may be required to pay substantial additional U.S. federal income taxes with respect to the taxable year in which such transactions occur.

New Parent may incur successor liabilities due to conduct arising prior to the completion of the Business Combination.

New Parent may be subject to certain liabilities of Haymaker, Arko and GPM. Haymaker, Arko and GPM at times may each become subject to litigation claims in the operation of its business, including, but not limited to, with respect to employee matters and contract matters. From time to time, GPM and Arko may also face claims from third parties, and some of these claims may lead to litigation. GPM and Arko may also initiate certain claims against third parties. Any litigation may be expensive and time-consuming and could divert management’s attention from our business and negatively affect its operating results or financial condition. The outcome of any litigation cannot be guaranteed, and adverse outcomes can affect Haymaker, Arko, GPM and New Parent negatively.

Arko is required to repay principal and interest outstanding under its corporate bonds in New Israeli Shekels (“NIS”) rather than U.S. dollars, which could expose Arko to unfavorable exchange rate fluctuations.

Arko has NIS 243,234,809 par value (approximately $70 million as of June 30, 2020) Series C corporate bonds outstanding (“Bonds (Series C)”), all of which are denominated in NIS. 36% of the Bonds (Series C) were issued to investors in 2016. Arko’s obligation to repay the outstanding principal and interest under the Bonds (Series C) exposes Arko to unfavorable exchange rate fluctuations between the NIS and the U.S. dollar, such that a substantial value increase in the NIS against the U.S. dollar could impact liquidity. Arko may enter into currency hedging transactions in order to decrease the risks associated with unfavorable exchange rate fluctuations, however, there is no assurance that such hedging transactions will provide adequate protection and cover all of Arko’s potential exposure in connection with exchange rate fluctuations.

Our ability to successfully effect the Business Combination and successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of GPM, all of whom we expect to stay with New Parent following the Business Combination. The loss of such key personnel could negatively impact the operations and financial results of New Parent.

Our ability to successfully effect the Business Combination and successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of GPM. Although we expect key personnel to remain with New Parent following the Business Combination, there can be no assurance that they will do so. It is possible that GPM will lose some key personnel, and that loss could negatively impact the operations and profitability of New Parent. Furthermore, following the Closing, certain of the key personnel of GPM may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause New Parent to have to expend time and resources helping them become familiar with such requirements.

Some of GPM’s relationships with its customers, vendors and suppliers may experience disruptions in connection with the Business Combination, which may limit New Parent’s business.

Parties with which GPM currently does business or may do business in the future, including customers, vendors and suppliers, may experience uncertainty associated with the Business Combination, including with respect to future business relationships with New Parent. As a result, the business relationships of GPM may be subject to disruptions if customers, vendors, suppliers or others attempt to renegotiate changes in existing business relationships or consider entering into business relationships with parties other than GPM. For example, certain customers and partners of GPM may exercise contractual termination rights as they arise or elect to not renew contracts with GPM. These disruptions could harm relationships with existing customers, vendors, suppliers or others and preclude GPM from attracting new customers, all of which could have a material adverse effect on the business, financial condition and results of operations of GPM and/or New Parent. The effect of such disruptions could be exacerbated by any delay in the consummation of the Business Combination.

Risks Related to Our Organizational Structure

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to New Parent and its subsidiaries following the consummation of the Business Combination.

New Parent’s principal stockholders and management control New Parent and their interests may conflict with yours in the future.

Assuming that (i) no Public Stockholders exercise their redemption rights in connection with the Business Combination, (ii) Haymaker and New Parent do not issue any additional equity securities prior to Closing, and (iii) each of Arie Kotler and Morris Willner elects Option A and all Arko Public Shareholders elect Option A, immediately following the anticipated Business Combination and the application of net proceeds, New Parent’s executive officers and directors and significant stockholders will beneficially own approximately 59.51% of the outstanding voting stock of New Parent. Alternatively, assuming that (i) no Public Stockholders exercise their redemption rights in connection with the Business Combination, (ii) Haymaker and New Parent do not issue any additional equity securities prior to Closing, and (iii) each of Arie Kotler and Morris Willner elects Option B and all Arko Public Shareholders elect Option C, immediately following the anticipated Business Combination and the application of net proceeds, New Parent’s executive officers and directors and significant stockholders will beneficially own approximately 60.36% of the outstanding voting stock of New Parent. Each share of New Parent Common Stock initially entitles its holders to one vote on all matters presented to stockholders generally. Accordingly, those owners, if voting in the same manner, will be able to control the election and removal of the directors of New Parent and thereby determine corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of the certificate of incorporation and bylaws and other significant corporate transactions of New Parent for so long as they retain significant ownership. This concentration of ownership may delay or deter possible changes in control of New Parent, which may reduce the value of an investment in the Common Stock of New Parent. So long as they continue to own a significant amount of the combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control decisions of New Parent.

New Parent’s corporate structure will include Israeli subsidiaries that may have adverse tax consequences and expose New Parent to additional tax liabilities.

New Parent’s corporate structure will include Israeli subsidiaries that file tax returns in Israel. Israeli tax authorities may challenge positions taken by such subsidiaries with respect to its tax returns. To the extent such a challenge is sustained, this could increase New Parent’s worldwide effective tax rate and adversely impact its financial position and results of operations. In addition, tax law or regulations in Israel may be amended and Israeli tax authorities may change their interpretations of existing tax law and regulations such that New Parent may be subject to increased tax liabilities, including upon termination or liquidation of its Israeli subsidiaries. If an Israeli subsidiary generates cash that New Parent wishes to transfer to the U.S. or if cash generated by New Parent’s operations is not sufficient to fund its U.S. operations, New Parent may face additional tax liabilities in transferring cash from its Israeli subsidiaries by means of dividends or otherwise to support New Parent, primarily due to withholding tax requirements imposed pursuant to the provisions of the Israeli tax law (which may be reduced under the provisions of the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income), which could have a material adverse effect on New Parent’s business, financial condition and results of operations.

Arko is required to comply with rules and regulations to satisfy its reporting obligations in connection with its Bonds (Series C) that trade on the Tel Aviv Stock Exchange (“TASE”), and failure to comply with such rules may lead investors to lose confidence in Arko’s financial data, which could negatively impact New Parent.

Arko, GPM’s parent company, will be subject to the reporting requirements of the ISL so long as its Bonds (Series C) trade on the TASE. A significant change in the reporting requirements to which Arko is subject in Israel could result in substantial legal, accounting and other costs, and be burdensome on Arko’s personnel, systems and internal resources. Arko devotes significant resources to address reporting and compliance requirements under Israeli law, however, the measures Arko takes may not be sufficient to satisfy such requirements in the future. Arko’s failure to comply with such requirements may lead investors to lose confidence in Arko’s financial data, which could negatively impact New Parent.

New Parent’s amended and restated certificate of incorporation designate specific courts as the exclusive forum for certain litigation that may be initiated by New Parent’s stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claim for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (3) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated certificate of incorporation further provides that unless we consent in writing to the selection of an alternative forum, the United States District Court in Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of New Parent Common Stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in our amended and restated certificate of incorporation may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Risks Related to Ownership of New Parent Common Stock and New Parent Warrants

Prior to the closing of the Business Combination, Arko, a holding company, holds a majority of the outstanding equity of GPM, which is the entity responsible for operating the business described in “Information About Arko.” Following the closing of the Business Combination, both Arko and GPM will be indirect wholly-owned subsidiaries of New Parent. Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to New Parent and its subsidiaries (including Arko and GPM) following the consummation of the Business Combination.

Each of Arie Kotler, Morris Willner, the GPM Minority Investors and the Sponsor will own a significant portion of New Parent Common Stock and Arie Kotler and the Sponsor will have representation on the New Parent Board. Arie Kotler, the GPM Minority Investors, and the Sponsor may have interests that differ from those of other stockholders.

Assuming that (i) no Public Stockholders exercise their redemption rights in connection with the Business Combination, (ii) Haymaker and New Parent do not issue any additional equity securities prior to Closing, and (iii) each of Arie Kotler and Morris Willner elects Option A and all Arko Public Shareholders elect Option A, upon the completion of the Business Combination the ownership of New Parent is expected to be as follows: approximately 15.8% of New Parent Common Stock will be beneficially owned by Arie Kotler, approximately 14.6% of New Parent Common Stock will be beneficially owned by Morris Willner, approximately 3.3% of New Parent Common Stock will be beneficially owned by the Sponsor and approximately 22.5% of New Parent Common Stock will be beneficially owned by the GPM Minority Investors. Alternatively, assuming that (i) no Public Stockholders exercise their redemption rights in connection with the Business Combination, (ii) Haymaker and New Parent do not issue any additional equity securities prior to Closing, and (iii) each of Arie Kotler and Morris Willner elects Option B and all Arko Public Shareholders elect Option C, upon the completion of the Business Combination the ownership of New Parent is expected to be as follows: approximately 15.1% of New Parent Common Stock will be beneficially owned by Arie Kotler, approximately 14.0% of New Parent Common Stock will be beneficially owned by Morris Willner, approximately 3.6% of New Parent Common Stock will be beneficially owned by the Sponsor and approximately 24.4% of New Parent Common Stock will be beneficially owned by the GPM Minority Investors. These levels of ownership interests also exclude (a) potential future exercises of New Parent Warrants or Ares warrants, (b) 4,000,000 deferred shares of New Parent Common Stock, in the aggregate, that are issuable to the Sponsor upon the occurrence of certain events under the Business Combination Agreement, and (c) any New Parent Common Stock to be received by the GPM Minority Investors in respect of Arko Ordinary Shares or Haymaker Class A Common Stock held by the GPM Minority Investors prior to the consummation of the Business Combination. In addition, director nominees were designated by and affiliated with the Sponsor and Arko. As a result, the Sponsor and Arko may be able to significantly influence the outcome of matters submitted for director action, subject to New Parent’s directors’ obligation to act in the interest of all of New Parent’s stockholders, and for shareholder action, including the designation and appointment of the New Parent board of directors (and committees thereof) and approval of significant corporate transactions, including business combinations, consolidations and mergers. The influence of Arko and the Sponsor over New Parent’s management could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of New Parent, which could cause the market price of New Parent Common Stock to decline or prevent New Parent’s stockholders from realizing a premium over the market price for New Parent Common Stock. Additionally, the Sponsor is in the business of making investments in companies, and the Sponsor (or its affiliates) may from time to time acquire and hold interests in businesses that compete directly or indirectly with New Parent or that supply New Parent with goods and services. the Sponsor (or its affiliates) may also pursue acquisition opportunities that may be complementary to (or competitive with) New Parent’s business, and as a result those acquisition opportunities may not be available to New Parent. Under the “Corporate Opportunity” section of New Parent’s amended and restated certificate of incorporation, among other things, New Parent has renounced any interest or expectancy of New Parent or its subsidiaries being offered an opportunity to participate in any potential transaction opportunities available to Arko and certain of its affiliates and related parties, such parties have no obligation to communicate or offer such potential transaction opportunities to New Parent, and such parties will have no duty to refrain from engaging in the same or similar businesses as New Parent. Prospective investors in New Parent Common Stock should consider that the interests of Arko and the Sponsor may differ from their interests in material respects.

If New Parent fails to maintain an effective system of internal control over financial reporting, New Parent may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in New Parent’s financial and other public reporting, which is likely to negatively affect New Parent’s business and the market price of New Parent Common Stock.

Effective internal control over financial reporting is necessary for New Parent to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in New Parent’s implementation could cause New Parent to fail to meet its reporting obligations. In addition, any testing conducted by New Parent, or any testing conducted by New Parent’s independent registered public accounting firm, may reveal deficiencies in New Parent’s internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to New Parent’s financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in New Parent’s reported financial information, which is likely to negatively affect New Parent’s business and the market price of New Parent Common Stock.

Following the consummation of the business combination, New Parent will be required to comply with Section 404 of the Sarbanes-Oxley Act, which requires, management to certify the effectiveness of its internal control over financial reporting. Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that, beginning with New Parent’s second annual report following the business combination, management assess and report annually on the effectiveness of its internal control over financial reporting and identify any material weaknesses in its internal control over financial reporting. Additionally, Section 404(b) requires the independent registered public accounting firm to issue a report annually that addresses the effectiveness of internal control over financial reporting. New Parent’s first Section 404(a) and 404(b) assessment is expected to take place for the annual report for the year ending December 31, 2021.

The market price and trading volume of New Parent Common Stock may be volatile and could decline significantly following the Business Combination.

The stock markets, including Nasdaq and the TASE, on which New Parent intends to list the New Parent Common Stock have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for New Parent Common Stock following the Business Combination, the market price of New Parent Common Stock may be volatile and could decline significantly. In addition, the trading volume in New Parent Common Stock may fluctuate and cause significant price variations to occur. If the market price of New Parent Common Stock declines significantly, you may be unable to resell your shares at or above the market price of New Parent Common Stock as of the date of the consummation of the Business Combination. New Parent cannot assure you that the market price of New Parent Common Stock will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this proxy statement/prospectus;

•	actual or anticipated differences in New Parent’s estimates, or in the estimates of analysts, for New Parent’s revenues, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of Nasdaq or the TASE;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	future issuances, sales or resales, or anticipated issuances, sales or resales, of New Parent Common Stock;

•	publication of research reports about New Parent, its sites, or the convenience store industry generally;

•	the performance and market valuations of other similar companies;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems; and

•	changes in accounting principles, policies and guidelines.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert New Parent’s management’s attention and resources, which could have a material adverse effect on New Parent.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about New Parent or the convenience store industry, New Parent’s share price and trading volume could decline significantly.

The market for New Parent Common Stock will depend in part on the research and reports that securities or industry analysts publish about New Parent, its business or its industry. Securities and industry analysts do not currently, and may never, publish research on New Parent. If no securities or industry analysts commence coverage of New Parent, the market price and liquidity for New Parent Common Stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover New Parent downgrade their opinions about New Parent Common Stock, publish inaccurate or unfavorable research about New Parent, or cease publishing about New Parent regularly, demand for New Parent Common Stock could decrease, which might cause its share price and trading volume to decline significantly. Additionally, if securities or industry analysts publish negative information regarding the industry generally or certain competitors of New Parent, this may affect the market price of all stocks in New Parent’s sector, even if unrelated to the performance of New Parent.

Even if the Business Combination is consummated the New Parent Warrants may never be in the money, and they may expire worthless.

The exercise price for the New Parent Warrants is $11.50 per shares of New Parent Common Stock. The New Parent Warrants may never be in the money prior to their expiration, and as such, the warrants may expire worthless.

Future issuances of debt securities and/or equity securities may adversely affect New Parent, including the market price of New Parent Common Stock, and may be dilutive to existing New Parent shareholders.

In the future, New Parent may incur debt and/or issue equity ranking senior to the New Parent Common Stock. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting New Parent’s operating flexibility. Additionally, any convertible or exchangeable securities that New Parent issues in the future may have rights, preferences and privileges more favorable than those of the New Parent Common Stock. Because New Parent’s decision to issue debt and/or equity in the future will depend, in part, on market conditions and other factors beyond New Parent’s control, it cannot predict or estimate the amount, timing, nature or success of New Parent’s future capital raising efforts. As a result, future capital raising efforts may reduce the market price of New Parent Common Stock and be dilutive to existing New Parent stockholders.

Certain provisions in New Parent’s amended and restated certificate of incorporation may limit stockholders’ ability to affect a change in management or control.

New Parent’s amended and restated certificate of incorporation include certain provisions which may have the effect of delaying or preventing a future takeover or change in control of New Parent that stockholders may consider to be in their best interests. Among other things, New Parent’s amended and restated certificate of incorporation provides for a classified board of directors serving staggered terms of three years. New Parent’s equity plans and its officers’ employment agreements provide certain rights to plan participants and those officers, respectively, in the event of a change in control of New Parent. For more information, see “Description of Arko Corp.’s Securities.”

In the foreseeable future, New Parent plans to reinvest all of its earnings and does not plan to pay dividends.

In the foreseeable future, New Parent plans to reinvest all of its earnings in order to pursue its business plan, cover operating costs and otherwise remain competitive. New Parent does not plan to pay any cash dividends with respect to its securities in the foreseeable future. There can be no assurance that New Parent will, at any time, generate sufficient surplus cash that would be available for distribution to the holders of its common stock as a dividend. Therefore, investors in New Parent should not expect to receive cash dividends in the foreseeable future. Furthermore, any potential future dividends paid by GPM will partially flow through an Israeli company to New Parent. As a result, the potential future dividends flowing through an Israeli company may be subject to Israeli tax liabilities, including withholding tax liabilities, thus reducing the earnings of New Parent available to pay cash dividends.

There can be no assurance that New Parent’s common stock will be approved for listing on Nasdaq or that New Parent will be able to comply with the continued listing standards of Nasdaq.

In connection with the closing of the Business Combination, we intend to list New Parent’s common stock and warrants on Nasdaq under the symbols “ARKO” and “ARKOW,” respectively. New Parent’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, Nasdaq delists New Parent’s shares and/or warrants from trading on its exchange for failure to meet the listing standards, the combined company and its stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for the New Parent’s securities;

•

a determination that the New Parent’s common stock is a “penny stock” which will require brokers trading in the New Parent’s common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of the New Parent’s common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

While the New Parent Common Stock is expected to be listed on the TASE, there is no guarantee as to how long such listing will be maintained.

While New Parent expects to list the Parent Common Stock on the TASE pursuant to Chapter E’3 of the ISL, New Parent shall have the exclusive right to delist its securities from the TASE, provided it furnishes notice thereof three months in advance of such delisting. If the Parent Common Stock is delisted as aforesaid, some holders of New Parent Common Stock that is traded on the TASE may be required or will choose to sell their stock, which could result in a decline in the market price of the Parent Common Stock and could have a material adverse effect on the combined company. Furthermore, uncertainty as to how long the Parent Common Stock will be listed on the TASE might impact the likelihood of obtaining Arko’s shareholder approval of the Business Combination.

Risks Related to Haymaker

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Haymaker.

Subsequent to the consummation of the Business Combination, New Parent may be required to take write-downs or write-offs, or New Parent may be subject to restructuring, impairment or other charges that could have a significant negative effect on New Parent’s financial condition, results of operations and the price of Haymaker common stock, which could cause you to lose some or all of your investment.

Although Haymaker has conducted due diligence on Arko, this diligence may not surface all material issues that may be present with Arko’s business. Factors outside of Arko’s and outside of Haymaker’s control may, at any time, arise. As a result of these factors, New Parent may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in New Parent reporting losses. Even if Haymaker’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with our risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on New Parent’s liquidity, the fact that New Parent reports charges of this nature could contribute to negative market perceptions about New Parent or its securities. In addition, charges of this nature may cause New Parent to be unable to obtain future financing on favorable terms or at all.

The Sponsor and Haymaker’s officers and directors have interests in the Business Combination that are different from or are in addition to other Haymaker stockholders in recommending that Haymaker stockholders vote in favor of approval of the Business Combination Proposal and approval of the other Proposals described in this proxy statement/prospectus.

When considering the recommendation of Haymaker’s board of directors that Haymaker stockholders vote in favor of the approval of the Business Combination Proposal, Haymaker stockholders should be aware that aside from their interests as stockholders, to the extent that such persons own Haymaker common stock, the Sponsor and Haymaker’s officers and directors have interests in the Business Combination that are different from, or in addition to, those of other Haymaker stockholders generally. These interests include, among other things:

•

the beneficial ownership of the Sponsor and certain of Haymaker’s directors and officers (the “Haymaker Initial Stockholders”) of an aggregate of 10,000,000 Founder Shares and 5,550,000 Private Placement Warrants, which shares and warrants would become worthless if Haymaker does not complete a business combination by June 11, 2021, as the Haymaker Initial Stockholders have waived any right to redemption with respect to these shares. Such shares and warrants have an aggregate market value of approximately $100.3 million and $4.73 million, respectively, based on the closing price of Haymaker Class A Common Stock and Haymaker Warrants of $10.03 and $0.8521, respectively, on Nasdaq on November 4, 2020, the record date for the special meeting of stockholders;

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the fact that the Sponsor and Haymaker’s officers and directors have agreed not to redeem any Haymaker Common Shares held by them in connection with a stockholder vote to approve a proposed initial business combination;

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the fact that the Sponsor paid an aggregate of $25,000 for the Founder Shares and such securities will have a significantly higher value at the time of the Business Combination which, if unrestricted and freely tradable, would be valued at $50,000,000 (excluding any deferred shares of New Parent Common Stock and assuming a value of $10.00 per share) after giving effect to the forfeitures contemplated by the Business Combination Agreement, but, given the restrictions on such shares, Haymaker believes such shares have less value;

•

the fact that the Sponsor and Haymaker’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Haymaker fails to complete an initial business combination by June 11, 2021;

•	the fact that the Sponsor will forfeit a portion of its Haymaker Private Placement Warrants and will receive deferred shares of New Parent Common Stock;

•

the fact that the Sponsor paid an aggregate of $8,325,000 for its 5,550,000 Private Placement Warrants to purchase shares of Haymaker Class A Common Stock and that such Private Placement Warrants will expire worthless if a business combination is not consummated by June 11, 2021;

•

the right of the Sponsor to hold New Parent Common Stock and the New Parent Common Stock to be issued to the Sponsor upon exercise of its New Parent Private Placement Warrants following the Business Combination, subject to certain lock-up periods;

•

the anticipated service of Steven J. Heyer (Haymaker’s Chief Executive Officer and Executive Chairman) and Andrew R. Heyer (Haymaker’s President and a member of Haymaker’s board of directors) as directors of New Parent following the Business Combination;

•	the continued indemnification of Haymaker’s existing directors and officers and the continuation of Haymaker’s directors’ and officers’ liability insurance after the Business Combination;

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the fact that the Sponsor and Haymaker’s officers and directors may not participate in the formation of, or become directors or officers of, any other blank check company until Haymaker (i) has entered into a definitive agreement regarding an initial business combination or (ii) fails to complete an initial business combination by June 11, 2021;

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the fact that the Sponsor and Haymaker’s officers and directors will lose their entire investment in Haymaker and will not be reimbursed for any out-of-pocket expenses, to the extent such expenses exceed the amount not required to be retained in the Trust Account, if an initial business combination is not consummated by June 11, 2021; and

•

the fact that if the Trust Account is liquidated, including in the event Haymaker is unable to complete an initial business combination by June 11, 2021, the Sponsor has agreed to indemnify Haymaker to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Haymaker has entered into an acquisition agreement or claims of any third-party for services rendered or products sold to Haymaker, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

These interests may influence Haymaker’s directors in making their recommendation that Haymaker stockholders vote in favor of the approval of the Business Combination.

The Sponsor holds a significant number of shares of Haymaker common stock and will lose its entire investment in Haymaker if a Business Combination is not completed.

The Sponsor currently holds 10,000,000 Founder Shares, representing 20% of the total outstanding shares of Haymaker common stock prior to the completion of the Business Combination. The Founder Shares will be worthless if Haymaker does not complete a business combination by June 11, 2021. In addition, the Sponsor holds an aggregate of 5,550,000 Private Placement Warrants that will also be worthless if Haymaker does not complete a business combination by June 11, 2021.

The personal and financial interests of Haymaker’s officers and directors may have influenced their motivation in identifying and selecting Arko and GPM, completing a business combination with such entities and may influence their operation of New Parent following the Business Combination.

Because the Sponsor and Haymaker’s executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses, to the extent such expenses exceed the amount not required to be retained in the Trust Account, if a Business Combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for a business combination.

At the closing of Haymaker’s initial business combination, the Sponsor and Haymaker’s executive officers and directors, and any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Haymaker’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on Haymaker’s behalf. These financial interests of the Sponsor and Haymaker’s executive officers and directors may influence their motivation in identifying and selecting a target business combination and completing the Business Combination.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Haymaker’s securities or, following the Closing, New Parent’s securities, may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Haymaker’s securities prior to the Closing may decline. The market values of New Parent’s securities at the time of the Business Combination may vary significantly from the market values of Haymaker securities on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Haymaker’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New Parent’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, Arko Ordinary Shares were publicly traded on the TASE. Therefore, there has not been a public market in the U.S. for the Arko Ordinary Shares. Accordingly, the valuation ascribed to Arko may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New Parent’s securities develops and continues, the trading price of New Parent’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Parent’s control. Any of the factors listed below could have a material adverse effect on your investment in New Parent’s securities and New Parent’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Parent’s securities may not recover and may experience a further decline.

Factors affecting the trading price of New Parent’s securities may include:

•	actual or anticipated fluctuations in New Parent’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•	changes in the market’s expectations about New Parent’s operating results;

•	success of competitors;

•	New Parent’s operating results failing to meet the expectations of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning New Parent or the industry in which it operates;

•	operating and share price performance of other companies that investors deem comparable to New Parent;

•	New Parent’s ability to market new and enhanced products and services on a timely basis;

•	New Parent’s ability to make acquisitions;

•	New Parent’s ability to remodel its convenience stores;

•	changes in laws and regulations affecting New Parent’s business;

•	New Parent’s ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving New Parent;

•	changes in New Parent’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of New Parent’s shares of common stock available for public sale;

•	any major change in New Parent’s board of directors or management;

•	sales of substantial amounts of New Parent’s shares of common stock by New Parent’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of New Parent’s securities irrespective of New Parent’s operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Parent’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to New Parent could depress the market price of New Parent’s securities regardless of New Parent’s business, prospects, financial conditions or results of operations. A decline in the market price of New Parent’s securities also could adversely affect New Parent’s ability to issue additional securities and New Parent’s ability to obtain additional financing in the future.

Unlike many blank check companies, Haymaker does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it easier for Haymaker to consummate the Business Combination even if a substantial majority of Haymaker’s stockholders do not agree.

Because Haymaker has no specified percentage threshold for redemption contained in its amended and restated certificate of incorporation, its structure is different in this respect from the structure used by many blank check companies. Historically, blank check companies would not be able to consummate an initial business combination if the holders of such company’s public shares voted against a proposed business combination and elected to redeem more than a specified maximum percentage of the shares sold in such company’s initial public offering, which percentage threshold was typically between 19.99% and 39.99%. As a result, many blank check companies were unable to complete a business combination because the amount of shares voted by their public stockholders electing redemption exceeded the maximum redemption threshold pursuant to which such company could proceed with its initial business combination. As a result, Haymaker may be able to consummate the Business Combination even if a substantial majority of the Public Stockholders do not agree with the Business Combination and have redeemed their shares. However, in no event will Haymaker redeem Haymaker Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001 upon the consummation of the Business Combination. If enough Public Stockholders exercise their redemption rights such that Haymaker cannot satisfy the net tangible asset requirement, Haymaker would not proceed with the redemption of Haymaker Class A Common Stock and the Business Combination, and instead may search for an alternate business combination.

Haymaker is not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm, and consequently, you may have no assurance from an independent source that the price Haymaker is paying for the business is fair to Haymaker from a financial point of view.

Haymaker is not required to, and did not, obtain an opinion from an independent investment banking firm that is a member of FINRA, or from an independent accounting firm, that the price Haymaker is paying under the

Business Combination Agreement is fair to Haymaker from a financial point of view. Haymaker’s public stockholders are therefore relying on the judgment of Haymaker’s board of directors, who determined fair market value based on standards generally accepted by the financial community. The Sponsor and Haymaker’s executive officers and directors have interests in the Business Combination that are different from, or in addition to, those of other Haymaker stockholders generally. Haymaker’s board of directors was aware of and considered those interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to Haymaker stockholders that they approve the Business Combination. Please see the section entitled “The Business Combination—Interests of Certain Persons in the Business Combination” for more information.

Haymaker may not hold an annual meeting of stockholders until after the consummation of the Business Combination, which could delay the opportunity for its stockholders to elect directors.

In accordance with Nasdaq corporate governance requirements, Haymaker is not required to hold an annual meeting until one year after its first fiscal year end following its listing on Nasdaq. Under Section 211(b) of the DGCL, Haymaker is, however, required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with Haymaker’s bylaws unless such election is made by written consent in lieu of such a meeting. Haymaker may not hold an annual meeting of stockholders to elect new directors prior to the consummation of the Business Combination, and thus it may not be in compliance with Section 211(b) of the DGCL, which requires an annual meeting. Therefore, if Haymaker stockholders want it to hold an annual meeting prior to the consummation of the Business Combination, they may attempt to force Haymaker to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL.

The Sponsor may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support.

The Sponsor currently owns shares representing 20% of Haymaker’s issued and outstanding shares of common stock. Accordingly, it may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support, including amendments to Haymaker’s amended and restated certificate of incorporation and approval of major corporate transactions. If the Sponsor purchases any additional securities in an open-market transaction or in privately negotiated transactions, this would increase its control. In addition, Haymaker’s board of directors, whose members were elected by the Sponsor, the initial stockholder of Haymaker, is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year. Haymaker may not hold an annual meeting of stockholders to elect new directors prior to the completion of the Business Combination, in which case all of the current directors will continue in office until at least the completion of the business combination. If there is an annual meeting, as a consequence of Haymaker’s “staggered” board of directors, only a minority of the board of directors will be considered for election and the Sponsor, because of its ownership position, will have considerable influence regarding the outcome. Accordingly, the Sponsor will continue to exert a substantial influence at least until the completion of the Business Combination.

The Sponsor and Haymaker’s directors, executive officers, advisors, and their respective affiliates may elect to purchase shares from Public Stockholders or take other actions, which may influence a vote on the Business Combination and reduce the public “float” of Haymaker Class A Common Stock.

The Sponsor and Haymaker’s directors, executive officers, advisors and their affiliates may purchase shares in privately negotiated transactions or in the open market from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the Trust Account either prior to or following the Closing, although they are under no obligation to do so. None of the Sponsor, directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares or if such purchases are prohibited by Regulation M of the Exchange Act. It is not currently anticipated that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Such a purchase may include a contractual acknowledgement or take other actions that such stockholder, although still the record holder of the shares of Haymaker Class A Common Stock, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions or in the open market from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of these purchases would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, satisfy a closing condition of the Business Combination Agreement that requires Haymaker to have a minimum net worth or a minimum amount of cash at closing of the Business Combination, where it appears such requirement would not otherwise be met, or to increase the amount of cash available to Haymaker for use in the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Haymaker Class A Common Stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances to liquidate your investment, therefore, you may be forced to sell your Haymaker Class A Common Stock potentially at a loss.

Haymaker’s public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of an initial business combination, and then only in connection with those shares of Haymaker Class A Common Stock that such stockholder properly elects to redeem, subject to the limitations described in this proxy statement/prospectus; (ii) the redemption of public shares in connection with a stockholder vote to amend any provisions of Haymaker’s amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of the shares of Haymaker Class A Common Stock if we do not complete an initial business combination by June 11, 2021; and (iii) the redemption of public shares if Haymaker is unable to complete an initial business combination by June 11, 2021, subject to applicable law and as further described herein. In no other circumstances will a public stockholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your shares of Haymaker Class A Common Stock, potentially at a loss.

Haymaker may not be able to complete its initial Business Combination by June 11, 2021, in which case Haymaker would cease all operations except for the purpose of winding up and Haymaker would redeem its public shares and liquidate, in which case Public Stockholders may only receive $10.00 per share of Haymaker Class A Common Stock, or less than such amount in certain circumstances, and Haymaker’s existing warrants will expire worthless.

Haymaker must complete its initial business combination by June 11, 2021. Haymaker’s ability to complete its initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt marketer, and other risks described herein. If Haymaker has not completed its initial business combination by such date, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Haymaker Class A Common Stock, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to Haymaker to pay taxes (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding shares of Haymaker Class A Common Stock, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and Haymaker’s board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, Public Stockholders may only receive $10.00 per shares of Class A Common Stock, and the Haymaker’s existing warrants will expire worthless. In certain circumstances, Haymaker’s public stockholders may receive less than $10.00 per share of Haymaker Class A Common Stock on the redemption of their shares.

If the Business Combination is not completed, potential target businesses may have leverage over Haymaker in negotiating a Business Combination and Haymaker’s ability to conduct due diligence on a Business Combination as it approaches its dissolution deadline may decrease, which could undermine Haymaker’s ability to complete a Business Combination on terms that would produce value for Haymaker’s stockholders.

Any potential target business with which Haymaker enters into negotiations concerning a business combination will be aware that Haymaker must complete an initial business combination by June 11, 2021. Consequently, if Haymaker is unable to complete this Business Combination, a potential target may obtain leverage over Haymaker in negotiating a business combination, knowing that Haymaker may be unable to complete a business combination with another target business by June 11, 2021. This risk will increase as Haymaker gets closer to the timeframe described above. In addition, Haymaker may have limited time to conduct due diligence and may enter into a business combination on terms that Haymaker would have rejected upon a more comprehensive investigation.

Because of Haymaker’s limited resources and the significant competition for Business Combination opportunities, if this Business Combination is not completed, it may be more difficult for Haymaker to complete an Initial Business Combination. In addition, resources could be wasted in researching acquisitions that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If Haymaker is unable to complete an initial Business Combination by June 11, 2021, Public Stockholders may receive only approximately $10.00 per share, on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances), and the Haymaker Warrants will expire worthless.

If Haymaker is unable to complete the Business Combination, Haymaker would expect to encounter intense competition from other entities having a business objective similar to its business objective, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses Haymaker could acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources or more local industry knowledge than Haymaker does, and Haymaker’s financial resources will be relatively limited when contrasted with those of many of these competitors. While Haymaker believes there are numerous target businesses Haymaker could potentially acquire with the net proceeds of the IPO and the sale of the Private Placement Warrants, Haymaker’s ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by Haymaker’s available financial resources. This inherent competitive limitation may give others an advantage in pursuing the acquisition of certain target businesses. Furthermore, if Haymaker is obligated to pay cash for shares of Haymaker Class A Common Stock being redeemed and/or makes purchases of its public shares, the resources available to Haymaker for a business combination will be reduced. Any of these obligations may place Haymaker at a competitive disadvantage in successfully negotiating a business combination.

Haymaker anticipates that, if Haymaker is unable to complete this Business Combination, the investigation of other specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If Haymaker decides not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if Haymaker reaches an agreement relating to a specific target business, Haymaker may fail to complete such business combination (including the Business Combination described in this proxy statement/prospectus) for any number of reasons including those beyond Haymaker’s control. Any such event will result in a loss to Haymaker of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

If Haymaker does not complete this Business Combination and is unable to complete an initial business combination by June 11, 2021, Haymaker’s public stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances) and Haymaker Warrants will expire worthless.

The Exercise of Discretion by Haymaker’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in, the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of the Public Stockholders of Haymaker.

In the period leading up to the closing of the Business Combination, other events may occur that, pursuant to the Business Combination Agreement, would require Haymaker to agree to amend the Business Combination Agreement, to consent to certain actions or to waive rights that Haymaker is entitled to under those agreements. Such events could arise because of changes in the course of Arko and GPM’s business, a request by the Arko shareholders or Arko to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Arko and GPM’s business and would entitle Haymaker to terminate the Business Combination Agreement. In any of such circumstances, it would be in the discretion of Haymaker, acting through Haymaker’s board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of Haymaker’s directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for Haymaker and the public stockholders of Haymaker and what he may believe is best for himself or his affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Haymaker does not believe there will be any changes or waivers that Haymaker’s directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, Haymaker may be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of the Haymaker public stockholders with respect to the Business Combination Proposal.

If third parties bring claims against Haymaker, the Proceeds Held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

Haymaker’s placing of funds in the Trust Account may not protect those funds from third-party claims against Haymaker. Although Haymaker will seek to have all vendors, service providers (other than Haymaker’s independent auditors), prospective target businesses or other entities with which Haymaker does business execute agreements with Haymaker waiving any right, title, interest or claim of any kind in or to any funds held in the Trust Account for the benefit of Haymaker’s public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Haymaker’s assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the funds held in the Trust Account, Haymaker’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to Haymaker than any alternative. Marcum LLP, our independent registered public accounting firm, will not execute agreements with us waiving such claims to the monies held in the Trust Account.

Examples of possible instances where Haymaker may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Haymaker and will not seek recourse against the Trust Account for any reason. Upon redemption of Haymaker Class A Common Stock, if Haymaker is unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, Haymaker will be required to provide for payment of claims of creditors that were not waived that may be brought against Haymaker within the ten years following redemption. Accordingly, the per-share redemption amount received by Haymaker’s public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to Haymaker if and to the extent any claims by a vendor for services rendered or products sold to Haymaker, or a prospective target business with which Haymaker has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third-party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Haymaker’s indemnity of the underwriters of the Haymaker IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third-party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Haymaker has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of Haymaker. The Sponsor may not have sufficient funds available to satisfy those obligations. Haymaker has not asked the Sponsor to reserve for such eventuality, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for a business combination and redemptions could be reduced to less than $10.00 per public share. In such event, Haymaker may not be able to complete a business combination, and Haymaker stockholders would receive such lesser amount per share in connection with any redemption of public shares. None of Haymaker’s officers or directors will indemnify Haymaker for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Haymaker’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Haymaker’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Haymaker currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Haymaker, it is possible that Haymaker’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If Haymaker’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Haymaker’s public stockholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to Public Stockholders, Haymaker files a bankruptcy petition or an involuntary bankruptcy petition is filed against Haymaker that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Haymaker’s stockholders and the per-share amount that would otherwise be received by Haymaker’s stockholders in connection with haymaker’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Haymaker public stockholders, Haymaker files a bankruptcy petition or an involuntary bankruptcy petition is filed against Haymaker that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Haymaker’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Haymaker’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Haymaker’s stockholders in connection with its liquidation may be reduced.

Haymaker’s stockholders may be held liable for claims by third parties against Haymaker to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to Haymaker’s public stockholders upon the redemption of the shares of Haymaker Class A Common Stock in the event Haymaker does not complete its initial business combination by June 11, 2021, may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is Haymaker’s intention to redeem shares of Haymaker Class A Common Stock as soon as reasonably possible following June 11, 2021, in the event Haymaker does not complete its business combination and, therefore, Haymaker does not intend to comply with the foregoing procedures.

Because Haymaker will not be complying with Section 280, Section 281(b) of the DGCL requires Haymaker to adopt a plan, based on facts known to Haymaker at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against it within the 10 years following Haymaker’s dissolution. However, because Haymaker is a blank check company, rather than an operating company, and its operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from Haymaker’s vendors (such as lawyers, investment bankers and auditors) or prospective target businesses. If Haymaker’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. Haymaker cannot assure you that it will properly assess all claims that may be potentially brought against Haymaker. As such, Haymaker’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Haymaker’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to Haymaker’s public stockholders upon the redemption of the Haymaker Class A Common Stock in the event Haymaker does not complete its initial business combination by June 11, 2021, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

If, after Haymaker distributes the proceeds in the Trust Account to its Public Stockholders, Haymaker files a bankruptcy petition or an involuntary bankruptcy petition is filed against Haymaker That is Not Dismissed, a Bankruptcy Court May Seek to Recover Such Proceeds, and the Members of Haymaker’s board of directors may be viewed as having breached their fiduciary duties to Haymaker’s creditors, thereby exposing the members of Haymaker’s board of directors and Haymaker to claims of punitive damages.

If, after Haymaker distributes the proceeds in the Trust Account to its public stockholders, Haymaker files a bankruptcy petition or an involuntary bankruptcy petition is filed against Haymaker that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Haymaker’s stockholders. In addition, Haymaker’s board of directors may be viewed as having breached its fiduciary duty to Haymaker’s creditors and/or having acted in bad faith, thereby exposing itself and Haymaker to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors.

Haymaker stockholders may have limited remedies if their shares suffer a reduction in value following the Business Combination.

Any Haymaker stockholders who choose to remain stockholders following a business combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Haymaker’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy statement relating to a business combination contained an actionable material misstatement or material omission.

Risks Related to the Redemption

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the Haymaker common stock issued in the IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Haymaker common stock issued in the IPO.

A Public Stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Haymaker Class A Common Stock included in the units sold in the IPO. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, Haymaker will require each public stockholder seeking to exercise redemption rights to certify to Haymaker whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to share ownership available to Haymaker at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which Haymaker makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over Haymaker’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Haymaker if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Haymaker consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the shares sold in the IPO and, in order to dispose of such excess shares, would be required to sell your shares of Haymaker Class A Common Stock in open market transactions, potentially at a loss. There is no assurance that the value of such excess shares will appreciate over time following the Business Combination or that the market price of Haymaker Class A Common Stock will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge Haymaker’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, Haymaker’s stockholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

A stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put the stockholder in a better future economic position.

The price at which a Haymaker stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination may not be favorable. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the stock price, and may result in a lower value realized now than a stockholder of Haymaker might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Stockholders of Haymaker who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption, which may make it difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Haymaker Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

Haymaker public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things (i) submit a request in writing and (ii) tender their certificates to the Transfer Agent or deliver their shares to the Transfer Agent electronically through the DWAC system at least two business days prior to the special meeting of stockholders. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. Stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because Haymaker does not have any control over this process or over the brokers, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. Please see the section entitled “The Special Meeting of Haymaker Stockholders—Redemption Rights” for additional information on how to exercise your redemption rights.

If a Public Stockholder fails to receive notice of Haymaker’s offer to redeem its public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

Haymaker will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite Haymaker’s compliance with these rules, if a public stockholder fails to receive Haymaker’s proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials, as applicable, that Haymaker will furnish to holders of its public shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem public shares. In the event that a stockholder fails to comply with these procedures, its shares may not be redeemed.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Haymaker and Arko as adjusted to give effect to the Business Combination and related financing transactions. The unaudited pro forma condensed combined balance sheet as of June 30, 2020 assumes that the Business Combination and the related proposed financing transactions were completed on June 30, 2020. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 give pro forma effect to the Business Combination and the related proposed financing transactions as if they had occurred on January 1, 2019.

The assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma condensed combined financial statements are described in the accompanying notes, which should be read in conjunction with, the following included elsewhere in this proxy statement/prospectus:

•	Haymaker’s unaudited condensed financial statements and related notes as of and for the three and six months ended June 30, 2020.

•	Arko’s unaudited condensed consolidated financial statements and related notes as of and for the three and six months ended June 30, 2020.

•	Haymaker’s audited financial statements and related notes for the year ended December 31, 2019.

•	Arko’s audited consolidated financial statements and related notes for the year ended December 31, 2019.

•	Haymaker’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

•	Arko’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Certain direct and incremental costs related to the Business Combination will be recorded as a reduction against additional-paid-in-capital, consistent with the accounting for reverse recapitalizations. The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination.

The unaudited condensed combined pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain estimates and assumptions. These estimates and assumptions are based on information available as of the dates of these unaudited pro forma condensed combined financial statements and may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material.

Haymaker Acquisition Corp. II

Haymaker Acquisition Corp. II (“Haymaker”) is a blank check company that was incorporated on February 13, 2019 and formed for the purpose of effecting a merger, amalgamation, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Haymaker is an “emerging growth company” as defined in section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act,” as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Based on its business activities, Haymaker is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

Arko Holdings, Ltd.

Arko Holdings, Ltd. (“Arko”) is a public company incorporated in Israel, whose securities are listed for trading on the Tel Aviv Stock Exchange Ltd., that its main activity is holding, through fully owned and controlled subsidiaries, of controlling rights in GPM Investments, LLC. Arie Kotler, Chairman and Chief Executive Officer of Arko, has an approximately 33% ownership stake in Arko, with the remaining shares owned by Morris Willner (approximately 31%) and other public Arko shareholders (approximately 36%).

GPM Investments, LLC

GPM Investments, LLC (“GPM”) is a Delaware limited liability company formed on June 12, 2002 and is engaged directly and through fully owned and controlled subsidiaries (directly or indirectly) in retail activity which includes the operations of a chain of convenience stores, most of which include adjacent gas stations, and in wholesale activity which includes the supply of fuel to gas stations operated by third parties. As of June 30, 2020, GPM’s activity included the self-operation of approximately 1,266 sites and the supply of fuel to 127 gas stations operated by external operators (dealers), all in 23 states in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States. GPM is the seventh largest convenience store chain in the United States. Currently, Arko owns approximately 68% of GPM and the remaining approximately 32% is held by Davidson Kempner Capital Management LP, Harvest Partners SCF, L.P and Ares Capital Corporation and certain funds managed or controlled by Ares Capital Management (together “GPM Minority Investors”).

Description of the Business Combination

Haymaker, New Parent, Merger Sub I, Merger Sub II, and Arko entered into the Business Combination Agreement, pursuant to which Arko and Haymaker will become wholly owned subsidiaries of New Parent. The consideration payable under the Business Combination Agreement to the shareholders of Arko consists of up to $717,273,400 in a combination of cash and shares of New Parent (as further explained below) and the stockholders and warrantholders of Haymaker will receive shares and warrants of New Parent. On the Closing Date, (i) Merger Sub I will merge with and into Haymaker, with Haymaker surviving the First Merger as a wholly-owned subsidiary of New Parent (ii) Merger Sub II will merge with and into Arko, with Arko surviving as a wholly-owned subsidiary of New Parent.

In connection with the Business Combination Agreement, New Parent, Haymaker, and the GPM Minority Investors entered into the GPM Equity Purchase Agreement, a copy of which is attached to this proxy statement/prospectus as Annex G. The GPM Equity Purchase Agreement will result in New Parent purchasing from the GPM Minority Investors, directly or indirectly, all of their (a) membership interests in GPM, (b) warrants, options or other rights to purchase or otherwise acquire securities of GPM, equity appreciation rights or profits interests relating to GPM, and (c) obligations, evidences of indebtedness or other securities or interests, but only to the extent convertible or exchange into securities described in clauses (a) or (b) including its membership interests (the “Equity Securities”). In exchange for such Equity Securities, the GPM Minority Investors will receive shares of New Parent Common Stock and the warrants of GPM held by Ares shall be exchanged for the New Ares Warrants.

The Business Combination will be accounted for as a reverse recapitalization under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 805, Business Combinations (“ASC 805”), in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Under this method of accounting, Haymaker, New Parent and its wholly-owned subsidiaries will collectively be treated as the “acquired” company and Arko will be considered the accounting acquiror for accounting purposes. The Business Combination will be treated as the equivalent of Arko issuing stock for the net assets of Haymaker, accompanied by a recapitalization. The net assets of Arko and Haymaker will be stated at historical cost. No goodwill or intangible assets will be recorded in connection with the Business Combination.

Arko has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances under both no and maximum redemption scenarios:

•	Arko’s and GPM’s senior management will comprise the senior management of New Parent with Arko’s current CEO being the Chairman and CEO of New Parent;

•	Sellers will collectively have the greatest voting interest in New Parent under the no and maximum redemption scenarios;

•

New Parent’s board of directors will initially consist of seven directors, four of which will be designated by Arko, two designated by Haymaker, and one which will be mutually agreed upon by Arko and Haymaker.

•	Arko and its consolidated subsidiaries will comprise the ongoing operations of New Parent;

•	Arko is larger in relative size than Haymaker;

•	New Parent’s headquarters will be that of GPM, a controlled subsidiary of Arko consisting of a majority of Arko’s operations.

As consideration for the Business Combination, the Arko shareholders will receive up to $717.3 million in a combination of New Parent Common Stock and cash (and will be given an option of three separate payout methods as detailed below) and the GPM Minority Investors will receive $337.7 million in New Parent Common Stock for a total purchase consideration of $1.055 billion (“Gross Consideration Value”). The consideration election shall be made no later than the closing date of the Business Combination.

1.

Option A (Stock Consideration): The number of shares validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to the quotient of (i) such holder’s Consideration Value divided by (ii) $10.00 (“Maximum Share Option”).

2.

Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

3.

Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50 (collectively with Option B “Maximum Cash Option”).

Below is an illustration of what a hypothetical Arko Public Shareholder would receive per Arko Ordinary Share under each merger consideration option, assuming there are issued and outstanding or issuable Arko Ordinary Shares as of the Second Effective Time equal to 829,698,484 (which represents the number of such shares as of September 10, 2020). In addition to the stock consideration and cash consideration received under each option, the hypothetical Arko Public Shareholder will be entitled to receive a pro rata payment, in the form of a dividend or additional cash consideration, in respect of cash held by Arko in excess of Arko’s debt, each measured at least five business days before Closing. This illustration results in a Company Per Share Value (and a Consideration Value per Arko Ordinary Share) of $0.86, which is calculated as the quotient of $717,273,400 divided by the 829,698,484 shares assumed to be issued and outstanding or issuable Arko Ordinary Shares as of the Second Effective Time.

1.

Option A: The hypothetical Arko Public Shareholder will receive 0.086 shares of New Parent Common Stock per Arko Ordinary Share that he, she, or it holds. The stock consideration is calculated as the quotient of (i) $0.86, the Consideration Value per Arko Ordinary Share for the hypothetical Arko Public Shareholder, divided by (ii) $10.00.

2.

Option B: The hypothetical Arko Public Shareholder will receive 0.076 shares of New Parent Common Stock per Arko Ordinary Share and $0.086 of cash consideration per Arko Ordinary Share that he, she, or it holds. The Cash Option B Amount is $0.086 per Arko Ordinary Share, calculated as 10% of $0.86, the hypothetical Arko Public Shareholder’s Consideration Value per Arko Ordinary Share. The stock consideration

under this option is calculated as (i) $0.86, the Consideration Value per Arko Ordinary Share of the hypothetical Arko Public Shareholder, divided by $10.00, minus (ii) such holder’s Cash Option B Amount per Arko Ordinary Share divided by $8.50.

3.

Option C: The hypothetical Arko Public Shareholder will receive 0.065 shares of New Parent Common Stock per Arko Ordinary Share and $0.18 of cash consideration per Arko Ordinary Share that he, she, or it holds. The Cash Option C Amount per Arko Ordinary Share is $0.18, calculated as 20.913% of $0.86, the hypothetical Arko Public Shareholder’s Consideration Value per Arko Ordinary Share. The stock consideration under this option is calculated as (i) $0.86, the Consideration Value per Arko Ordinary Share of the hypothetical Arko Public Shareholder, divided by $10.00, minus (ii) such holder’s Cash Option C Amount per Arko Ordinary Share divided by $8.50.

Arie Kotler and Morris Willner have executed Voting Support Agreements pursuant to which each has agreed, among other things, to elect only either Option A or Option B as described above; The GPM Minority Investors will receive their entire portion of consideration in shares of New Parent Common Stock.

Option A would result in 71.7 million shares issued to Arko shareholders. Option B and Option C have a Maximum Cash Consideration equal to approximately $100.0 million and would result in 60.0 million shares issued to Arko shareholders after considering the Voting Support Agreements signed by Arie Kotler and Morris Willner.

Arko and the Sponsor have entered into a letter agreement, pursuant to which Sponsor has agreed, among other things, that, at the closing of the Business Combination, Sponsor’s 10.0 million shares of Haymaker’s Class B common stock will be converted into 6.0 million shares of New Parent Common Stock (1.0 million of such shares shall be forfeited) and 4.0 million deferred shares of New Parent Common Stock which shall be issuable contingent upon New Parent’s share price exceeding certain thresholds (collectively “Sponsor Promote Shares”). Sponsor also agreed to forfeit 2.0 million New Parent Warrants.

As part of the GPM Minority Investor acquisition, Ares has a right to require New Parent to purchase the shares of New Parent Common Stock received by Ares pursuant to the GPM Equity Purchase Agreement (the “Ares Shares”) at a price (the “Put Price”) of $12.935 per share (as adjusted pursuant to the GPM Equity Purchase Agreement). New Parent will have the option to either purchase the Ares Shares for cash, or in lieu of such purchase, New Parent may issue additional shares of New Parent Common Stock (the “Additional Shares”) to Ares in an amount sufficient so that the value of the Ares Shares and the Additional Shares, and any dividends, distributions, or other payments received in respect of the Ares Shares or Ares’ membership interest in GPM collectively equal $27,294,053. This price protection is a form of contingent consideration and will be accounted for under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 815 (“ASC 815”), Derivatives and Hedging, in accordance with US GAAP.

Because the Arko Shareholders may elect their payout option as described above, actual consideration may vary from the amounts described above. The consideration tables below reflect the aggregate consideration assuming the Maximum Cash Option and the Maximum Share Option, excluding the contingent consideration applicable to the Ares GPM Minority Investor (in thousands):

Maximum Share Consideration

	Assuming No Redemption Amounts	Assuming Maximum Redemption Amounts
Cash Paid to Arko shareholders	$—	$—
Equity Issuance to Arko shareholders, $10/share	717,273	717,273
Equity issuance to GPM Minority Investors	337,727	337,727

Total Consideration	$1,055,000	$1,055,000

Maximum Cash Consideration

	Assuming No Redemption Amounts	Assuming Maximum Redemption Amounts
Cash Paid to Arko shareholders	$100,045	$100,045
Equity Issuance to Arko shareholders, $10/share	599,574	599,574
Equity issuance to GPM Minority Investors	337,727	337,727

Total Consideration	$1,037,345	$1,037,345

Haymaker has no specified maximum redemption threshold; however, the consummation of the business combination is conditioned upon, among other things, availability of at least $275.0 million of cash in the Haymaker trust account, after giving effect to redemptions, other Haymaker cash held outside of the trust and any subscription financings. The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemptions:

•

Assuming No Redemption – This presentation assumes that no current Haymaker public shareholders exercise redemption rights with respect to their shares for a pro rata portion of funds in Haymaker’s trust account at the close of the Business Combination.

•

Assuming Maximum Redemption – This presentation gives effect to Haymaker public shareholders redeeming approximately 12.9 million shares for aggregate redemption payments of $130.5 million. Aggregate redemption payments of $130.5 million calculated as the different between (i) $405.0 million available trust cash and $0.5 million of funds held outside the trust and (ii) $275.0 million required available minimum trust cash. The number of public redemption shares of approximately 12.9 million shares was calculated based on the estimated per share redemption value of $10.13 ($405.0 million in trust account divided by 40.0 million outstanding Haymaker public shares).

The following summarizes the pro forma common shares outstanding for the Maximum Share Option and Maximum Cash Option under the no redemption and maximum redemption scenarios (in thousands):

Maximum Share Consideration

	Assuming No Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%
Haymaker Public Shareholders	40,000	27%	27,115	19%
Haymaker Initial Shareholders	5,000	3%	5,000	4%

Total Haymaker	45,000	30%	32,115	23%

Arko shareholders	71,727	48%	71,727	52%
GPM Minority Investors	33,773	22%	33,773	25%

Total Shares at Closing	150,500	100%	137,615	100%

Maximum Cash Consideration

	Assuming No Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%
Haymaker Public Shareholders	40,000	29%	27,115	22%
Haymaker Initial Shareholders	5,000	4%	5,000	4%

Total Haymaker	45,000	32%	32,115	26%

Arko shareholders	59,957	43%	59,957	48%
GPM Minority Investors	33,773	24%	33,773	27%

Total Shares at Closing	138,730	100%	125,845	100%

If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the number of shares and percentage interests set forth above do not take into account (i) potential future exercises of New Parent Warrants or Ares warrants or (ii) 4,000,000 deferred shares of New Parent Common Stock, in the aggregate, that are issuable to the Sponsor upon the occurrence of certain events under the Business Combination Agreement.

Maximum Share Consideration

ARKO CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2020

(Amounts in thousands of U.S. dollars, except per share data)

	Haymaker Acquisition Corp. II (Historical)	Arko Holdings, Ltd. (Historical)	Pro Forma Adjustments (Assuming No Redemption)		Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)		Combined Pro Forma (Assuming Max Redemption)
Assets
Current assets:
Cash and cash equivalents	$472	$148,621	$404,987	2a	$450,688	$(130,458)	2m	$322,605
			(14,563)	2e
			(27,315)	2e		2,375	2e
			(61,514)	2l
			—	2f
Restricted cash with respect to the Company's bonds	—	331	—		331	—		331
Restricted cash	—	17,991	—		17,991	—		17,991
Trade receivables, net	—	22,303	—		22,303	—		22,303
Inventory	—	145,857	—		145,857	—		145,857
Prepaid income taxes	74	—	—		74	—		74
Prepaid expenses	130	—	—		130	—		130
Other current assets	—	64,599	—		64,599	—		64,599

Total current assets	676	399,702	301,595		701,973	(128,083)		573,890
Non-current assets:
Property and equipment, net	—	363,431	—		363,431	—		363,431
Right-of-use assets under operating leases	—	772,232	—		772,232	—		772,232
Right-of-use assets under financing leases, net	—	173,873	—		173,873	—		173,873
Goodwill	—	133,952	—		133,952	—		133,952
Intangible assets, net	—	20,701	—		20,701	—		20,701
Restricted investments	—	31,825	—		31,825	—		31,825
Non-current restricted cash with respect to the Company's bonds	—	1,563	—		1,563	—		1,563
Equity investment	—	3,344	—		3,344	—		3,344
Deferred tax assets	19	—	—		19	—		19
Investments and cash held in Trust Account	404,987	—	(404,987)	2a	—	—		—
Other non-current assets	—	11,136	—		11,136	—		11,136

Total assets	$405,682	$1,911,759	$(103,392)		$2,214,049	$(128,083)		$2,085,966

Liabilities
Current liabilities:
Long-term debt, current portion	$—	$17,820	$—	2k	$17,820	$—		$17,820
Accounts payable	—	148,217	—		148,217	—		148,217
Other current liabilities	157	69,966	—		70,123	—		70,123
Operating leases, current portion	—	35,675	—		35,675	—		35,675
Financing leases, current portion	—	7,479	—		7,479	—		7,479

Total current liabilities	157	279,157	—		279,314	—		279,314
Non-current liabilities:
Long-term debt, net	—	316,699	(108)	2k	316,591	—		316,591
Asset retirement obligation	—	37,382	—		37,382	—		37,382
Operating leases	—	799,227	—		799,227	—		799,227
Financing leases	—	200,045	—		200,045	—		200,045
Other non-current liabilities	—	38,423	8,306	2j	46,729	—		46,729

	Haymaker Acquisition Corp. II (Historical)	Arko Holdings, Ltd. (Historical)	Pro Forma Adjustments (Assuming No Redemption)		Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)		Combined Pro Forma (Assuming Max Redemption)
Deferred underwriter compensation	15,000	—	(15,000)	2e	—	—		—

Total liabilities	15,157	1,670,933	(6,802)		1,679,288	—		1,679,288

Commitments

Common stock subject to possible redemption 38,080,223 shares at redemption value as of June 30, 2020	385,525	—	(385,525)	2b	—	—		—

Stockholder's equity:
Stockholder's equity	—	2,929	(2,929)	2h	—	—		—
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—		—	—		—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,919,777 shares issued and outstanding (excluding 38,080,223 shares subject to redemption) as of June 30, 2020	—	—	15	2b, 2d, 2g	15	(1)	2m	14
Class B convertible common stock, $0.0001 par value; 20,000,000 shares authorized; 10,000,000 shares issued and outstanding	1	—	(1)	2d	—	—		—
Additional paid-in capital	937	112,592	385,521	2b	488,040	(130,457)	2m	359,958
			4,062	2c
			437	2e
			(27,315)	2e		2,375	2e
			(11)	2g
			2,929	2h
			78,599	2i
			108	2k
			(61,514)	2l
			(8,306)	2j
			1	2d
Accumulated other comprehensive income		4,439	—		4,439	—		4,439
Non-controlling interest	—	152,790	(78,599)	2i	74,191	—		74,191
Retained earnings (accumulated deficit)	4,062	(31,924)	(4,062)	2c	(31,924)	—		(31,924)

Total equity	5,000	240,826	288,935		534,761	(128,083)		406,678

Total liabilities and equity	$405,682	$1,911,759	$(103,392)		$2,214,049	$(128,083)		$2,085,966

Maximum Cash Consideration

ARKO CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2020

(Amounts in thousands of U.S. dollars, except per share data)

	Haymaker Acquisition Corp. II (Historical)	Arko Holdings, Ltd. (Historical)	Pro Forma Adjustments (Assuming No Redemption)		Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)		Combined Pro Forma (Assuming Max Redemption)
Assets
Current assets:
Cash and cash equivalents	$472	$148,621	$404,987	2a	$350,643	$(130,458)	2m	$222,560
			(14,563)	2e
			(27,315)	2e		2,375	2e
			(61,514)	2l
			(100,045)	2f
Restricted cash with respect to the Company's bonds	—	331	—		331	—		331
Restricted cash	—	17,991	—		17,991	—		17,991
Trade receivables, net	—	22,303	—		22,303	—		22,303
Inventory	—	145,857	—		145,857	—		145,857
Prepaid income taxes	74	—	—		74	—		74
Prepaid expenses	130	—	—		130	—		130
Other current assets	—	64,599	—		64,599	—		64,599

Total current assets	676	399,702	201,550		601,928	(128,083)		473,845
Non-current assets:
Property and equipment, net	—	363,431	—		363,431	—		363,431
Right-of-use assets under operating leases	—	772,232	—		772,232	—		772,232
Right-of-use assets under financing leases, net	—	173,873	—		173,873	—		173,873
Goodwill	—	133,952	—		133,952	—		133,952
Intangible assets, net	—	20,701	—		20,701	—		20,701
Restricted investments	—	31,825	—		31,825	—		31,825
Non-current restricted cash with respect to the Company's bonds	—	1,563	—		1,563	—		1,563
Equity investment	—	3,344	—		3,344	—		3,344
Deferred tax assets	19	—	—		19	—		19
Investments and cash held in Trust Account	404,987	—	(404,987)	2a	—	—		—
Other non-current assets	—	11,136	—		11,136	—		11,136

Total assets	$405,682	$1,911,759	$(203,437)		$2,114,004	$(128,083)		$1,985,921

Liabilities
Current liabilities:
Long-term debt, current portion	$—	$17,820	$—	2k	$17,820	$—		$17,820
Accounts payable	—	148,217	—		148,217	—		148,217
Other current liabilities	157	69,966	—		70,123	—		70,123
Operating leases, current portion	—	35,675	—		35,675	—		35,675
Financing leases, current portion	—	7,479	—		7,479	—		7,479

Total current liabilities	157	279,157	—		279,314	—		279,314

	Haymaker Acquisition Corp. II (Historical)	Arko Holdings, Ltd. (Historical)	Pro Forma Adjustments (Assuming No Redemption)		Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)		Combined Pro Forma (Assuming Max Redemption)
Non-current liabilities:
Long-term debt, net	—	316,699	(108)	2k	316,591	—		316,591
Asset retirement obligation	—	37,382	—		37,382	—		37,382
Operating leases	—	799,227	—		799,227	—		799,227
Financing leases	—	200,045	—		200,045	—		200,045
Other non-current liabilities	—	38,423	8,306	2j	46,729	—		46,729
Deferred underwriter compensation	15,000	—	(15,000)	2e	—	—		—

Total liabilities	15,157	1,670,933	(6,802)		1,679,288	—		1,679,288

Commitments

Common stock subject to possible redemption 38,080,223 shares at redemption value as of June 30, 2020	385,525	—	(385,525)	2b	—	—		—

Stockholder's equity:
Stockholder's equity	—	2,929	(2,929)	2h	—	—		—
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—		—	—		—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,919,777 shares issued and outstanding (excluding 38,080,223 shares subject to redemption) as of June 30, 2020	—	—	14	2b, 2d, 2g	14	(1)	2m	13
Class B convertible common stock, $0.0001 par value; 20,000,000 shares authorized; 10,000,000 shares issued and outstanding	1	—	(1)	2d	—	—		—
Additional paid-in capital	937	112,592	385,521	2b	387,996	(130,457)	2m	259,914
			4,062	2c
			437	2e
			(27,315)	2e		2,375	2e
			(10)	2g
			2,929	2h
			78,599	2i
			108	2k
			(61,514)	2l
			(100,045)	2f
			(8,306)	2j
			1	2d
Accumulated other comprehensive income	—	4,439	—		4,439	—		4,439
Non-controlling interest	—	152,790	(78,599)	2i	74,191	—		74,191
Retained earnings (accumulated deficit)	4,062	(31,924)	(4,062)	2c	(31,924)	—		(31,924)

Total equity	5,000	240,826	188,890		434,716	(128,083)		306,633

Total liabilities and equity	$405,682	$1,911,759	$(203,437)		$2,114,004	$(128,083)		$1,985,921

ARKO CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended June 30, 2020

(Amounts in thousands of U.S. dollars, except per share data)

	Haymaker Acquisition Corp. II (Historical)	Arko Holdings, Ltd. (Historical)	Pro Forma Adjustments (Assuming No Redemption)		Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)	Combined Pro Forma (Assuming Max Redemption)
Revenues:
Fuel revenue	$—	$970,553	$—		$970,553	$—	$970,553
Merchandise revenue	—	715,376	—		715,376	—	715,376
Other revenues, net	—	28,226	—		28,226	—	28,226

Total revenues	—	1,714,155	—		1,714,155	—	1,714,155
Operating expenses:
Fuel costs	—	816,694	—		816,694	—	816,694
Merchandise costs	—	523,668	—		523,668	—	523,668
Store operating expenses	—	254,853	—		254,853	—	254,853
General and administrative	—	39,420	(255)	3b	39,165	—	39,165
Depreciation and amortization	—	33,885	—		33,885	—	33,885
Operating costs and formation costs	627	—	—		627	—	627

Total operating expenses	627	1,668,520	(255)		1,668,892	—	1,668,892

Other expenses, net	—	5,909	—		5,909	—	5,909

Operating income (loss)	(627)	39,726	255		39,354	—	39,354

Interest and other financial income	2,023	1,000	(2,023)	3a	1,000	—	1,000
Interest and other financial expenses	—	(20,164)	—		(20,164)	—	(20,164)
Unrealized gain (loss) on securities held in Trust Account	(40)	—	40	3a	—	—	—

Income (loss) before income taxes	1,356	20,562	(1,728)		20,190	—	20,190
Income tax (expense) benefit	(293)	(499)	(460)	3d	(1,252)	—	(1,252)
Loss from equity investment	—	(411)	—		(411)	—	(411)

Net income (loss)	$1,063	$19,652	$(2,188)		$18,527	$—	$18,527

Less: Net income (loss) attributable to non-controlling interests	—	8,213	(3,532)	3c	4,681	—	4,681

Net income (loss) attributable to Arko Holdings Ltd.	$—	$11,439	$1,344	3a,3b, 3c,3d	$13,846	$—	$13,846

	Haymaker Acquisition Corp. II (Historical)	Arko Holdings, Ltd. (Historical)	Pro Forma Adjustments (Assuming No Redemption)	Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)	Combined Pro Forma (Assuming Max Redemption)
Assuming no cash consideration
Weighted average shares outstanding, basic	11,891,709	790,234,000		150,500,000		137,614,799
Weighted average shares outstanding, diluted	11,891,709	790,234,000		151,137,174		138,251,973
Basic net (loss) income per common share	$(0.03)	$0.01		$0.09		$0.10
Diluted net (loss) income per common share	$(0.03)	$0.01		$0.09		$0.10

Assuming max cash consideration
Weighted average shares outstanding, basic	11,891,709	790,234,000		138,730,042		125,844,841
Weighted average shares outstanding, diluted	11,891,709	790,234,000		139,367,216		126,482,014
Basic net (loss) income per common share	$(0.03)	$0.01		$0.10		$0.11
Diluted net (loss) income per common share	$(0.03)	$0.01		$0.10		$0.11

ARKO CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2019

(Amounts in thousands of U.S. dollars, except per share data)

	Haymaker Acquisition Corp. II (Historical)	Arko Holdings, Ltd. (Historical)	Pro Forma Adjustments (Assuming No Redemption)		Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)	Combined Pro Forma (Assuming Max Redemption)
Revenues:
Fuel revenue	$—	$2,703,440	$—		$2,703,440	$—	$2,703,440
Merchandise revenue	—	1,375,438	—		1,375,438	—	1,375,438
Other revenues, net	—	49,812	—		49,812	—	49,812

Total revenues	—	4,128,690	—		4,128,690	—	4,128,690
Operating expenses:
Fuel costs	—	2,482,472	—		2,482,472	—	2,482,472
Merchandise costs	—	1,002,922	—		1,002,922	—	1,002,922
Store operating expenses	—	506,524	—		506,524	—	506,524
General and administrative	—	69,311	(516)	3b	68,795	—	68,795
Depreciation and amortization	—	62,404	—		62,404	—	62,404
Operating costs and formation costs	568	—	—		568	—	568

Total operating expenses	568	4,123,633	(516)		4,123,685	—	4,123,685

Other expenses, net	—	3,733	—		3,733	—	3,733

Operating income (loss)	(568)	1,324	516		1,272	—	1,272

Interest and other financial income	4,312	1,451	(4,312)	3a	1,451	—	1,451
Interest and other financial expenses	—	(43,263)	—		(43,263)	—	(43,263)
Unrealized gain (loss) on securities held in Trust Account	51	—	(51)	3a	—	—	—

(Loss) income before income taxes	3,795	(40,488)	(3,847)		(40,540)	—	(40,540)
Income tax (expense) benefit	(797)	(6,167)	4,094	3d	(2,870)	—	(2,870)
Loss from equity investment	—	(507)	—		(507)	—	(507)

Net (loss) income	$2,998	$(47,162)	$247		$(43,917)	$—	$(43,917)

Less: Net (loss) income attributable to non-controlling interests	—	(3,623)	12,206	3c	8,583	—	8,583

Net income (loss) attributable to Arko Holdings Ltd.	$—	$(43,539)	$(11,959)	3a,3b, 3c,3d	$(52,500)	$—	$(52,500)

	Haymaker Acquisition Corp. II (Historical)	Arko Holdings, Ltd. (Historical)	Pro Forma Adjustments (Assuming No Redemption)	Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)	Combined Pro Forma (Assuming Max Redemption)
Assuming no cash consideration
Weighted average shares outstanding, basic	9,551,583	773,796,000		150,500,000		137,614,799
Weighted average shares outstanding, diluted	9,551,583	773,796,000		150,500,000		137,614,799
Basic net (loss) income per common share	$(0.03)	$(0.06)		$(0.35)		$(0.38)
Diluted net (loss) income per common share	$(0.03)	$(0.06)		$(0.35)		$(0.38)

Assuming max cash consideration
Weighted average shares outstanding, basic	9,551,583	773,796,000		138,730,042		125,844,841
Weighted average shares outstanding, diluted	9,551,583	773,796,000		138,730,042		125,844,841
Basic net (loss) income per common share	$(0.03)	$(0.06)		$(0.38)		$(0.42)
Diluted net (loss) income per common share	$(0.03)	$(0.06)		$(0.38)		$(0.42)

Note 1. Basis of Pro Forma Presentation

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the results of the combined company.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor do they purport to project the future consolidated results of operations or financial position of New Parent. They should be read in conjunction with the historical consolidated financial statements and notes thereto of Haymaker and Arko.

There were no significant intercompany balances or transactions between Haymaker and Arko as of the date and for the period of these unaudited pro forma combined financial statements.

New Parent has executed a new employment agreement with the Arie Kotler, Chairman and CEO subsequent to the close of the Business Combination. The executed employment agreement does not result in a pro forma adjustment as the salary remains the same and the other incentives are contingent upon future performance and other contingencies and are therefore, not factually supportable.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Haymaker and Arko filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Haymaker’s shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2019.

Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2020 are as follows:

a)

Reflects the reclassification of $405.0 million of cash and cash equivalents held in Haymaker’s trust account that becomes available for transaction consideration, transaction expenses, redemption of public shares and the operating activities following the Business Combination assuming no redemptions.

b)	Represents the reclassification of $385.5 million of common stock subject to possible redemption to permanent equity assuming no redemptions.

c)	Reflects the elimination of $4.1 million of Haymaker’s historical retained earnings.

d)	Reflects the conversion of $0.5 thousand of par value of Haymaker Class B common stock to the par account for Class A common stock with $0.4 thousand deferred and $0.1 thousand being forfeited.

e)

Reflects the payment of Haymaker and Arko transaction costs of $41.9 million under the no redemption scenario and $39.5 million under the maximum redemption scenario, expected to be incurred related to the closing of the Business Combination. Of that amount, $14.6 million relates to the cash settlement of deferred underwriting compensation incurred as part of Haymaker’s IPO to be paid upon the consummation of the Business Combination, while the remaining $0.4 million has been written off as an offset to Additional Paid in Capital. The remaining transaction costs include direct and incremental costs, such as legal, accounting, third party advisory, investment banking, and other miscellaneous fees. Certain advisory fees are variable based on the amount of closing cash within the trust account as well as trading activity creating a difference in fees under a no and maximum redemption scenario.

f)

Reflects the payment of approximately $100.0 million of cash consideration paid to Arko Shareholders under the Maximum Cash Option in connection with the Business Combination. Under the Maximum Share Option, no cash will be paid.

g)

Reflects the issuance of 93.7 million shares as consideration to Arko Shareholders and GPM Minority Investors under the Maximum Cash Option and 105.5 million shares under the Maximum Share Option scenario at $0.0001 par value as consideration for the Business Combination.

h)	Reflects the recapitalization of Arko, including the reclassification of members’ equity to Additional Paid in Capital.

i)

Reflects the reclassification of certain non-controlling interests to common stock and Additional Paid in Capital resulting from the GPM Minority Investors acquisition. The non-controlling interest was initially accounted for under ASC 805-40-45 with the carrying amount of all non-controlling interests equaling the precombination carrying amounts. The acquisition of non-controlling interests associated with the GPM Minority Investors was accounted for in accordance with ASC 810-10-45 as a change in parent’s ownership interest without a change in control. As such, the amount of non-controlling interest reclassified to controlling interest is equal to the carrying amount of such interests.

j)

Reflects the bifurcation of an embedded derivative recorded for the Ares Put Option resulting from the GPM Equity Purchase Agreement. The embedded derivative has been evaluated under ASC 815 and has been determined to not be clearly and closely related to the host instrument as the embedded derivative (a put option) is determined to be debt like and the host instrument (Class A equity shares of New Parent is an equity instrument). Under ASC 815, the bifurcated derivative has been recorded at its fair value of $8.3 million based on a Monte Carlo pricing model assuming the transaction closed on June 30, 2020 and leveraged the closing share price as of that date.

The Monte Carlo pricing model used the following material assumptions based on observable and unobservable inputs:

Expected term (in years)	2.66

Volatility	33.5%

Risk-free interest rate	0.17%

Strike price	$12.935

k)	Reflects the settlement of convertible debentures which were converted to shares of Arko common stock just prior to the Business Combination.

l)	Reflects a distribution to Arko shareholders for cash and intercompany receivables in excess of third-party debt retained on the historical books and records.

The additional pro forma adjustments assuming maximum redemptions:

m)

Reflects $130.5 million withdrawal of funds from the trust account to fund the redemption of 12.9 million shares of Haymaker common stock at approximately $10.13 per share as well as the corresponding decrease to common shares and Additional Paid in Capital.

Note 3. Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 are as follows:

a)

Represents the elimination of $2.0 million of interest income on Haymaker’s trust account for the six months ended June 30, 2020 and $4.3 million for the year ended December 31, 2019 as well as other miscellaneous gains and losses on securities held within the trust.

b)	Reflects the elimination of compensation expense related to Arko’s restricted share units.

c)

Reflects the acquisition of the GPM Minority Investors’ interest in GPM whereby income attributable to those non-controlling interests will be reflected in controlling interests as well as the other statement of operations adjustments within Note 3 which are attributable to controlling interests.

d)

The adjustments for the income tax benefit of $4.1 million and the income tax expense of $(0.5) million for the year ended December 31, 2019 and six months ended June 30, 2020, respectively, are based on the blended statutory tax rate of 25.5% applied to a total of $(16.1) million and $1.8 million pro forma adjustments which are comprised of (i) $(3.9) million and $(1.7) million of pro forma adjustments within (loss) income before income taxes and (ii) the $(12.2) million and $3.5 million of pro forma adjustments associated with the (loss) income previously recorded within noncontrolling interest (related to GPM, that is taxed as a partnership for US federal and certain state jurisdictions for income tax purposes) that will be included in the controlling (loss) income and subject to income tax subsequent to the close of the Business Combination for the year ended December 31, 2019 and the six months ended June 30, 2020, respectively. The blended statutory rate is calculated based on the applicable federal and the weighted average state and local tax rates in jurisdictions in which Arko operates.

Note 4. Earnings (Loss) Per Share

Pro Forma Weighted Average Shares (Basic and Diluted)

The following pro forma weighted average shares calculations have been performed for the six months ended June 30, 2020 and the year ended December 31, 2019. The unaudited condensed combined pro forma income (loss) per share (“EPS”), basic and diluted, are computed by dividing income or loss by the weighted-average number of shares of common stock outstanding during the period and taking into consideration the potentially dilutive effect of options, warrants, and other financial instruments.

Prior to the Business Combination, Haymaker had two classes of shares: Class A shares and Class B shares. The 10.0 million shares of Class B shares are held by the Founders. In connection with the closing of the

Business Combination, 5.0 million shares will be forfeited, 4 million shares will be deferred and the remaining 5 million shares will automatically convert on a one-for-one basis, into shares of Haymaker Class A common stock. Immediately thereafter, each currently issued and outstanding share of Class A common stock will automatically convert one-for-one basis, into shares of New Parent.

Haymaker has 13.3 million outstanding public warrants issued in connection with the redeemable public Class A common stock during the initial public offering and 6.0 million warrants issued in a private placement to purchase a total of 19.3 million shares of common stock. In connection with the Business Combination, 2.0 million warrants will be forfeited for a total of 17.3 million New Parent Common Stock issuable upon the exercise of 13.3 million New Parent warrants or 4.0 New Parent Private Placement Warrants. The warrants are exercisable at $11.50 per share amounts which exceeds the current market price of Haymaker’s Class A common stock. These warrants are considered antidilutive and excluded from the earnings per share calculation when the exercise price exceeds the average market value of the common stock price during the applicable period.

Upon the closing of the Business Combination, existing warrants provided to Ares will be exchanged for new Ares warrants issued by New Parent to purchase 1.1 million shares of New Parent Common Stock for an exercise price of $10 per share, with an exercise period of 5 years from the closing of the Business Combination. These shares are considered “in the money” and have been included in our consideration of diluted EPS as reflected below.

Following the closing of the Business Combination, 4.0 million shares of New Parent’s deferred common stock are issuable to the Sponsor contingent upon the closing sale price of New Parent’s common stock exceeding certain thresholds within the first five to seven years following the closing of the Business Combination. Because these shares are contingently issuable based upon the share price of New Parent reaching specified thresholds that are not currently met, these contingent shares have been excluded from basic and diluted pro forma EPS.

As discussed in Note 2(j), the Ares Put Option resulting from the GPM Equity Purchase Agreement allows for the potential issuance of conditional shares. The contingent shares will expire if the share price of New Parent’s common stock reaches $12.935 per share (as adjusted pursuant to the GPM Equity Purchase Agreement) on any 20 trading days within any 30 trading day period, subject to the other conditions set forth in the GPM Equity Purchase Agreement. The current stock price has not yet been met, and therefore, the contingently issuable shares exist as of the pro forma balance sheet date. These contingently issuable shares have been considered in the calculation of diluted EPS as shown below.

Maximum Share Consideration

	For the six months ended June 30, 2020		For the year ended December 31, 2019
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
In thousands, except per share data
Pro forma net income attributable to common shareholders—basic	$13,846	$13,846	$(52,500)	$(52,500)
Basic weighted average shares outstanding	150,500	137,615	150,500	137,615
Pro Forma Basic Earnings (Loss) Per Share	$0.09	$0.10	$(0.35)	$(0.38)

Pro forma net income attributable to common shareholders—diluted	$13,846	$13,846	$(52,500)	$(52,500)
Diluted weighted average shares outstanding	151,137	138,252	150,500	137,615
Pro Forma Diluted Earnings (Loss) Per Share	$0.09	$0.10	$(0.35)	$(0.38)

Pro Forma Basic and Diluted Weighted Average Shares
Haymaker Public Shareholders	40,000	27,115	40,000	27,115
Haymaker Initial Stockholders	5,000	5,000	5,000	5,000

Total Haymaker	45,000	32,115	45,000	32,115

Arko shareholder shares	71,727	71,727	71,727	71,727
GPM Minority Investors shares	33,773	33,773	33,773	33,773

Total Pro Forma Basic Weighted Average Shares	150,500	137,615	150,500	137,615
Ares Warrants	37	37	—	—
Ares Put Option	600	600	—	—

Total Pro Forma Diluted Weighted Average Shares	151,137	138,252	150,500	137,615

Maximum Cash Consideration

	For the six months ended June 30, 2020		For the year ended December 31, 2019
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
In thousands, except per share data
Pro forma net income attributable to common shareholders—basic	$13,846	$13,846	$(52,500)	$(52,500)
Basic weighted average shares outstanding	138,730	125,845	138,730	125,845
Pro Forma Basic Earnings (Loss) Per Share	$0.10	$0.11	$(0.38)	$(0.42)

Pro forma net income attributable to common shareholders—diluted	$13,846	$13,846	$(52,500)	$(52,500)
Diluted weighted average shares outstanding	139,367	126,482	138,730	125,845
Pro Forma Diluted Earnings (Loss) Per Share	$0.10	$0.11	$(0.38)	$(0.42)

Pro Forma Basic and Diluted Weighted Average Shares
Haymaker Public Shareholders	40,000	27,115	40,000	27,115
Haymaker Initial Stockholders	5,000	5,000	5,000	5,000

Total Haymaker	45,000	32,115	45,000	32,115

Arko shareholder shares	59,957	59,957	59,957	59,957
GPM Minority Investors shares	33,773	33,773	33,773	33,773

Total Pro Forma Basic Weighted Average Shares	138,730	125,845	138,730	125,845
Ares Warrants	37	37	—	—
Ares Put Option	600	600	—	—

Total Pro Forma Diluted Weighted Average Shares	139,367	126,482	138,730	125,845

COMPARATIVE SHARE INFORMATION

			Combined Pro Forma		Arko Equivalent Pro Forma Per Share Data(3)
Maximum Share Consideration	Haymaker	Arko	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption		Assuming Maximum Redemption
As of and for the six months ended June 30, 2020 (Unaudited)
Book value per share(1)(2)	$0.42	$0.11	$3.06	$2.42	$0.26		$0.21
Weighted average common shares outstanding—basic and diluted	11,891,709	790,234,000	N/A	N/A	71,727,340		71,727,340
Weighted average shares of New Parent Class A common stock outstanding—basic	N/A	N/A	150,500,000	137,614,799	N/A		N/A
Weighted average shares of New Parent Class A common stock outstanding—diluted	N/A	N/A	151,137,174	138,251,973	N/A		N/A
Basic and diluted net income (loss) per share—common shares	$(0.03)	$0.01	N/A	N/A	$0.01		$0.01
Basic net loss per share, New Parent Class A	N/A	N/A	$0.09	$0.10	N/A		N/A
Diluted net loss per share, New Parent Class A	N/A	N/A	$0.09	$0.10	N/A		N/A

As of and for the year ended December 31, 2019
Book value per share(1)(2)	$0.52	$0.09	N/A (2)	N/A (2)	N/A	(2)	N/A	(2)
Weighted average common shares outstanding—basic and diluted	9,551,583	773,796,000	N/A	N/A	71.727.340		71,727,340
Weighted average shares of New Parent Class A common stock outstanding—basic	N/A	N/A	150,500,000	137,614,799	N/A		N/A
Weighted average shares of New Parent Class A common stock outstanding—diluted	N/A	N/A	150,500,000	137,614,799	N/A		N/A
Basic and diluted net loss per share—common shares	$(0.03)	$(0.06)	N/A	N/A	$(0.03)		$(0.03)
Basic net loss per share, New Parent Class A	N/A	N/A	$(0.35)	$(0.38)	N/A		N/A
Diluted net loss per share, New Parent Class A	N/A	N/A	$(0.35)	$(0.38)	N/A		N/A

(1)	Book value per share is calculated as Total Stockholder’s Equity less noncontrolling interest divided by pro forma outstanding shares
(2)	Pro forma balance sheet for year ended December 31, 2019 not required and as such, no such calculation included in this table.
(3)

The equivalent pro forma basic and diluted per share data for Arko is calculated by multiplying the combined pro forma per share data by the exchange ratio of approximately 0.08 under the maximum share consideration scenario as outlined within the Business Combination Agreement. The weighted average shares outstanding includes the conversion of the Series H bonds and RSUs into Arko common shares immediately prior to the closing of the Business Combination.

			Combined Pro Forma		Arko Equivalent Pro Forma Per Share Data(3)
Maximum Cash Consideration	Haymaker	Arko	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption		Assuming Maximum Redemption
As of and for the six months ended June 30, 2020 (Unaudited)
Book value per share(1)(2)	$0.42	$0.11	$2.60	$1.85	$0.19		$0.13
Weighted average common shares outstanding —basic and diluted	11,891,709	790,234,000	N/A	N/A	59,957,382		59,957,382
Weighted average shares of New Parent Class A common stock outstanding—basic	N/A	N/A	138,730,042	125,844,841	N/A		N/A
Weighted average shares of New Parent Class A common stock outstanding—diluted	N/A	N/A	139,367,216	126,482,014	N/A		N/A
Basic and diluted net income (loss) per share—common shares	$(0.03)	$0.01	N/A	N/A	$0.01		$0.01
Basic net loss per share, New Parent Class A	N/A	N/A	$0.10	$0.11	N/A		N/A
Diluted net loss per share, New Parent Class A	N/A	N/A	$0.10	$0.11	N/A		N/A
	—	—	0	0

As of and for the year ended December 31, 2019
Book value per share(1)(2)	$0.52	$0.09	N/A (2)	N/A (2)	N/A	(2)	N/A	(2)
Weighted average common shares outstanding —basic and diluted	9,551,583	773,796,000	N/A	N/A	59,957,382		59,957,382
Weighted average shares of New Parent Class A common stock outstanding—basic	N/A	N/A	138,730,042	125,844,841	N/A		N/A
Weighted average shares of New Parent Class A common stock outstanding—diluted	N/A	N/A	138,730,042	125,844,841	N/A		N/A
Basic and diluted net loss per share—common shares	$(0.03)	$(0.06)	N/A	N/A	$(0.03)		$(0.03)
Basic net loss per share, New Parent Class A	N/A	N/A	$(0.38)	$(0.42)	N/A		N/A
Diluted net loss per share, New Parent Class A	N/A	N/A	$(0.38)	$(0.42)	N/A		N/A

(1)	Book value per share is calculated as Total Stockholder’s Equity less noncontrolling interest divided by pro forma outstanding shares
(2)	Pro forma balance sheet for year ended December 31, 2019 not required and as such, no such calculation included in this table.
(3)

The equivalent pro forma basic and diluted per share data for Arko is calculated by multiplying the combined pro forma per share data by the exchange ratio of approximately 0.07 under the maximum cash consideration scenario as outlined within the Business Combination Agreement. The weighted average shares outstanding includes the conversion of the Series H bonds and RSUs into Arko common shares immediately prior to the closing of the Business Combination.

THE SPECIAL MEETING OF HAYMAKER STOCKHOLDERS

The Haymaker Special Meeting

Haymaker is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by its board of directors for use at the special meeting of stockholders to be held on December 8, 2020, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Haymaker’s stockholders on or about                     , 2020. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting of stockholders.

Date, Time and Place of the Special Meeting

The special meeting of stockholders of Haymaker will be held at 10:00 a.m., Eastern time, on December 8, 2020, virtually at https://www.virtualshareholdermeeting.com/HYAC2020, or such other date, time and place to which such meeting may be adjourned or postponed, for the purpose of considering and voting upon the proposals. You will not be able to attend the special meeting of stockholders physically.

In light of the ongoing health concerns relating to the COVID-19 coronavirus pandemic and to best protect the health and welfare of Haymaker’s stockholders and personnel, the special meeting will be held in virtual meeting format only. Stockholders are nevertheless urged to vote their proxies by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.

Purpose of the Special Meeting

At the Haymaker special meeting of stockholders, Haymaker will ask the Haymaker stockholders to vote in favor of the following proposals:

•	The Business Combination Proposal—a proposal to approve and adopt the Business Combination Agreement and the Business Combination.

•	The Lock-Up Agreement Proposal—a proposal to ratify the entry into the Registration Rights and Lock-Up Agreement with the Sponsor and the directors and officers of Haymaker.

•	The Incentive Plan Proposal—a proposal to approve and adopt the 2020 Plan established to be effective after the closing of the Business Combination.

•

The Stockholder Adjournment Proposal—a proposal to authorize the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based on the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Business Combination Proposal or Public Stockholders have elected to redeem an amount of Haymaker Class A Common Stock such that the minimum available cash condition to the closing of the Business Combination would not be satisfied.

Recommendation of the Haymaker Board of Directors

Haymaker’s board of directors believes that each of the proposals to be presented at the special meeting of stockholders is in the best interests of Haymaker and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of Haymaker’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that certain of Haymaker’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	the beneficial ownership of the Sponsor and certain of Haymaker’s directors and officers (the “Haymaker Initial Stockholders”) of an aggregate of 10,000,000 Founder Shares and 5,550,000 Private

Placement Warrants, which shares and warrants would become worthless if Haymaker does not complete a business combination by June 11, 2021, as the Haymaker Initial Stockholders have waived any right to redemption with respect to these shares. Such shares and warrants have an aggregate market value of approximately $100.3 million and $4.73 million, respectively, based on the closing price of Haymaker Class A Common Stock and Haymaker Warrants of $10.03 and $0.8521, respectively, on Nasdaq on November 4, 2020, the record date for the special meeting of stockholders;

•

the fact that the Sponsor and Haymaker’s officers and directors have agreed not to redeem any Haymaker Common Shares held by them in connection with a stockholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the Founder Shares and such securities will have a significantly higher value at the time of the Business Combination which, if unrestricted and freely tradable, would be valued at $50,000,000 (excluding any deferred shares of New Parent Common Stock and assuming a value of $10.00 per share) after giving effect to the forfeitures contemplated by the Business Combination Agreement, but, given the restrictions on such shares, Haymaker believes such shares have less value;

•

the fact that the Sponsor and Haymaker’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Haymaker fails to complete an initial business combination by June 11, 2021;

•	the fact that the Sponsor will forfeit a portion of its Haymaker Private Placement Warrants and will receive deferred shares of New Parent Common Stock;

•

the fact that the Sponsor paid an aggregate of $8,325,000 for its 5,550,000 Private Placement Warrants to purchase shares of Haymaker Class A Common Stock and that such Private Placement Warrants will expire worthless if a business combination is not consummated by June 11, 2021;

•

the right of the Sponsor to hold New Parent Common Stock and the New Parent Common Stock to be issued to the Sponsor upon exercise of its New Parent Private Placement Warrants following the Business Combination, subject to certain lock-up periods;

•

the anticipated service of Steven J. Heyer (Haymaker’s Chief Executive Officer and Executive Chairman) and Andrew R. Heyer (Haymaker’s President and a member of Haymaker’s board of directors) as directors of New Parent following the Business Combination;

•	the continued indemnification of Haymaker’s existing directors and officers and the continuation of Haymaker’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that the Sponsor and Haymaker’s officers and directors may not participate in the formation of, or become directors or officers of, any other blank check company until Haymaker (i) has entered into a definitive agreement regarding an initial business combination or (ii) fails to complete an initial business combination by June 11, 2021;

•

the fact that the Sponsor and Haymaker’s officers and directors will lose their entire investment in Haymaker and will not be reimbursed for any out-of-pocket expenses, to the extent such expenses exceed the amount not required to be retained in the Trust Account, if an initial business combination is not consummated by June 11, 2021; and

•

the fact that if the Trust Account is liquidated, including in the event Haymaker is unable to complete an initial business combination by June 11, 2021, the Sponsor has agreed to indemnify Haymaker to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Haymaker has entered into an acquisition agreement or claims of any third-party for services rendered or products sold to Haymaker, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of Haymaker common stock at the close of business on November 4, 2020, which is the record date for the special meeting of stockholders. You are entitled to one vote for each share of Haymaker common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 50,000,000 shares of Haymaker common stock outstanding, of which 40,000,000 are shares of Haymaker Class A Common Stock and 10,000,000 are Founder Shares held by Haymaker Initial Stockholders.

The Sponsor has agreed to vote all of its Founder Shares and any Haymaker Class A Common Stock acquired by it in favor of the Business Combination Proposal. The issued and outstanding Haymaker Warrants do not have voting rights at the special meeting of stockholders.

Voting Your Shares

Haymaker stockholders may vote electronically at the special meeting of stockholders by visiting https://www.virtualshareholdermeeting.com/HYAC2020 or by proxy. Haymaker recommends that you submit your proxy even if you plan to attend the special meeting of stockholders. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the special meeting of stockholders.

If your shares of common stock are owned directly in your name with our transfer agent, Continental Stock & Transfer Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

If you are a Haymaker stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” each of the proposals presented at the special meeting of stockholders.

Your shares will be counted for purposes of determining a quorum if you vote:

•	by submitting a properly executed proxy card or voting instruction by mail; or

•	electronically at the special meeting of stockholders.

Each share of Haymaker common stock that you own in your name entitles you to one vote on each of the proposals for the special meeting of stockholders. Your one or more proxy cards show the number of shares of Haymaker common stock that you own.

Abstentions will be counted for determining whether a quorum is present for the special meeting of stockholders.

Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the special meeting of stockholders.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Haymaker common stock, you may contact our proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Telephone: (800) 662-5200

Banks and brokers can call collect at: (203) 658-9400

Email: HYAC.info@investor.morrowsodali.com

Quorum and Vote Required for the Proposals

A quorum of Haymaker’s stockholders is necessary to hold a valid meeting. A quorum will exist at the special meeting of stockholders with respect to each matter to be considered at the special meeting of stockholders if the holders of a majority of Haymaker common stock are present in person (which would include presence at a virtual meeting) or represented by proxy at the special meeting of stockholders. All shares represented by proxy are counted as present for purposes of establishing a quorum.

The approval of the Business Combination Proposal requires the affirmative vote (in person (which would include presence at a virtual meeting) or by proxy) of the holders of a majority of all then outstanding shares of Haymaker common stock entitled to vote thereon at the special meeting. Accordingly, a Haymaker stockholder’s failure to vote by proxy or to vote in person at the special meeting of stockholders, an abstention from voting or a broker non-vote will have the same effect as a vote against these proposals.

The approval of the Lock-Up Agreement Proposal, Incentive Plan Proposal and Stockholder Adjournment Proposal require the affirmative vote (in person or by proxy) of the holders of a majority of the shares of Haymaker common stock that are voted at the special meeting of stockholders. Accordingly, a Haymaker stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the special meeting of stockholders, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on these proposals.

Abstentions and Broker Non-Votes

Broker non-votes are not considered present for the purposes of establishing a quorum and will (i) be counted as a vote “AGAINST” the Business Combination Proposal, but (ii) have no effect on the Lock-Up Agreement Proposal and the Stockholder Adjournment Proposal.

Abstentions are considered present for the purposes of establishing a quorum and will (i) be counted as a vote “AGAINST” the Business Combination Proposal, but (ii) have no effect on the Lock-Up Agreement Proposal and the Stockholder Adjournment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the special meeting of stockholders are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the special meeting of stockholders.

Revocability of Proxies

If you are a Haymaker stockholder of record, you may revoke your proxy at any time before it is voted at the special meeting of stockholders by:

•	timely delivering a written revocation letter to the secretary of Haymaker;

•	signing and returning by mail a proxy card with a later date so that it is received prior to the special meeting of stockholders; or

•

attending the special meeting of stockholders and voting electronically by visiting https://www.virtualshareholdermeeting.com/HYAC2020 and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the special meeting of stockholders will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) Haymaker stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Redemption Rights

We are providing stockholders with the opportunity to redeem their shares upon the consummation of the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest but net of taxes payable, divided by the number of then outstanding shares of Haymaker Class A Common Stock, subject to the limitations described herein. All of the holders of Founder Shares, including the Sponsor, have agreed to waive their redemption rights with respect to their Founder Shares or any shares of Haymaker Class A Common Stock held by them.

We will consummate the Business Combination only if a majority of the outstanding shares of Haymaker common stock entitled to vote at the special meeting are voted in favor of the Business Combination Proposal. However, the participation of the Sponsor, officers, directors, advisors or their affiliates in open market or privately-negotiated transactions (as described in this proxy statement/prospectus), if any, could result in the approval of the Business Combination even if a majority of the remaining stockholders vote, or indicate their intention to vote, against the Business Combination.

The Sponsor has agreed to vote the Founder Shares and any shares of Haymaker Class A Common Stock purchased during or after the IPO in favor of the Business Combination. Public stockholders may elect to redeem their shares of Haymaker Class A Common Stock whether they vote for or against the Business Combination.

Pursuant to our amended and restated certificate of incorporation, if we are unable to complete a business combination by June 11, 2021, or obtain the approval of Haymaker stockholders to extend the deadline for us to consummate an initial business combination, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, subject to lawfully available funds therefor, redeem the shares of Haymaker Class A Common Stock, at a per share price which is payable in cash and equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable by us and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding shares of Haymaker Class A Common Stock, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and our executive officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (1) waive their redemption rights with respect to any common stock held by them in connection with the completion of our initial business combination or any amendment to the provisions of our amended and restated certificate of incorporation relating to our pre-initial business combination activity and related stockholders’ rights and (2) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete a business combination within the prescribed timeframe (although they will be entitled to liquidating distributions from the Trust Account with respect to any shares of Haymaker Class A Common Stock they hold).

A Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in the IPO, which we refer to as the “Excess Shares.” However, our stockholders are permitted to vote all of their shares (including Excess Shares) for or against the Business Combination. Our stockholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete the Business Combination, and such stockholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such stockholders will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And, as a result, such stockholders will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares would be required to sell their stock in open market transactions, potentially at a loss.

In the event of a liquidation, dissolution or winding up of New Parent after the Business Combination, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that we will provide our stockholders with the opportunity to redeem all or a portion of their shares of Haymaker Class A Common Stock upon the completion of the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable by us), divided by the number of then outstanding shares of Haymaker Class A Common Stock, subject to the limitations described herein.

If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the IPO as of two business days prior to the consummation of the Business Combination, net of any taxes payable, upon the consummation of the Business Combination. For illustrative purposes, based on funds in the Trust Account of approximately $405.0 million on June 30, 2020, the estimated per share redemption price would have been approximately $10.13.

Redemption rights are not available to holders of Haymaker Warrants in connection with the Business Combination.

In order to exercise your redemption rights, you must, prior to 4:30 p.m., Eastern time, on December 4, 2020 (two business days before the special meeting), both:

•	Submit a request in writing that Haymaker redeem your Haymaker Class A Common Stock for cash to Continental Stock Transfer & Trust Company, Haymaker’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

•

Deliver your Haymaker Class A Common Stock either physically or electronically through DTC to Haymaker’s transfer agent. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is Haymaker’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, Haymaker does not have any control over this process and it may take longer than one week. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Haymaker Class A Common Stock as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Haymaker’s consent (which may be withheld in Haymaker’s sole discretion), until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Haymaker’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Haymaker’s transfer agent return the shares (physically or electronically). You may make such request by contacting Haymaker’s transfer agent at the phone number or address listed above.

Each redemption of Haymaker Class A Common Stock by the Public Stockholders will decrease the amount in the Trust Account. In no event, however, will Haymaker redeem Haymaker Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001 upon completion of the Business Combination.

Prior to exercising redemption rights, stockholders should verify the market price of their Haymaker Class A Common Stock as they may receive higher proceeds from the sale of their Haymaker Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Haymaker cannot assure you that you will be able to sell your shares of Haymaker Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Haymaker Class A Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of Haymaker Class A Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes payable. You will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption.

If the Business Combination Proposal is not approved and Haymaker does not consummate an initial business combination by June 11, 2021, or obtain the approval of Haymaker Stockholders to extend the deadline for Haymaker to consummate an initial business combination, it will be required to dissolve and liquidate and the Haymaker Warrants will expire worthless.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of Haymaker common stock or Haymaker Warrants in connection with the Business Combination.

Solicitation of Proxies

Haymaker will pay the cost of soliciting proxies for the special meeting. Haymaker has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the special meeting. Haymaker has agreed to pay Morrow Sodali LLC a fee of $32,500, reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses, and indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. Haymaker also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Haymaker common stock for their expenses in forwarding soliciting materials to beneficial owners of Haymaker common stock and in obtaining voting instructions from those owners. Haymaker’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Stock Ownership

As of the record date, the Sponsor beneficially owned an aggregate of approximately 20% of the outstanding shares of Haymaker common stock. The Sponsor has agreed to vote all of its Founder Shares and any Haymaker Class A Common Stock acquired by it in favor of the Business Combination Proposal.

PROPOSALS TO BE CONSIDERED BY HAYMAKER’S STOCKHOLDERS:

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

THE BUSINESS COMBINATION

The Background of the Business Combination

Haymaker is a blank check company incorporated in Delaware on February 13, 2019 and formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more target businesses. The proposed Business Combination was the result of an extensive search for a potential transaction utilizing the global network and investing and operating experience of the Haymaker management team and the board of directors of Haymaker. The terms of the Business Combination were the result of extensive arms-length negotiations between representatives of the board of directors of Haymaker, the Haymaker management team and the Sponsor, on the one hand, and Arko and the GPM Minority Investors on the other hand. The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. The following chronology does not purport to catalogue every conversation among representatives of Haymaker, Arko, GPM, the GPM Minority Investors and other parties. All meetings described herein were held telephonically, unless otherwise noted.

On June 11, 2019, Haymaker completed its initial public offering through the sale of 40,000,000 public units (including 5,000,000 units sold pursuant to the underwriters’ partial exercise of their over-allotment option) at $10.00 per unit. Each unit consisted of one share of Haymaker Class A Common Stock and one-third of one Public Warrant. Each whole Public Warrant is exercisable to purchase one share of Haymaker Class A Common Stock. Simultaneously with the IPO, the Sponsor, Cantor, and Stifel purchased an aggregate of 6,000,000 Private Placement Warrants at a price of $1.50 per warrant, for an aggregate purchase price of $9,000,000.

Prior to consummation of the IPO, neither Haymaker, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Haymaker.

Promptly following the IPO, Haymaker’s officers and directors commenced an active search for prospective businesses and assets to acquire using the Sponsor’s network of investment bankers, private equity firms, consulting firms, legal and accounting firms and numerous other business relationships. Representatives of Haymaker and the Sponsor contacted and were contacted by a number of individuals and entities with respect to acquisition opportunities. As part of this process, Haymaker management considered and conducted an analysis of over 380 potential acquisition targets in a wide variety of industry sectors. The revenues of the potential acquisition targets ranged from approximately $5,000,000 to over $20,000,000,000. Haymaker completed some level of analysis on 58 of those potential targets and entered into non-disclosure agreements with 23 of those potential acquisition targets.

On May 19, 2020, the Haymaker management team and Mr. Arie Kotler had their first telephonic meeting to discuss a potential business combination. Haymaker then executed a non-disclosure agreement and returned it via electronic mail to GPM, with a subsequent non-disclosure agreement executed between Haymaker and Arko on June 12, 2020.

On May 21, 2020, Haymaker and its representatives received from GPM a detailed business plan, a financial forecast, and other financial and business information.

Beginning on May 21, 2020, Haymaker’s management team, led by Mr. Steven Heyer, commenced due diligence on GPM and Arko based on the information provided on behalf of such parties. In addition, Haymaker’s management team commenced discussions with representatives of Arko and GPM and conducted research on Arko and GPM, the industry in which GPM operates and comparable companies in GPM’s industry sector. This due diligence review continued until the execution of the Business Combination Agreement and GPM Equity Purchase Agreement on September 8, 2020. Haymaker’s management team also reviewed various comparable transactions to analyze the potential transaction.

On June 10, 2020, representatives from Haymaker attended a telephonic meeting with representatives of GPM to discuss the process related to signing the Business Combination Agreement and the GPM Equity Purchase Agreement and consummating the Business Combination.

On June 12, 2020, Haymaker received additional financial information regarding GPM and information regarding Arko, including audited historical financials, and legal and tax information, via an electronic data room. After receiving such information, Haymaker began to initiate an analysis focused on valuation and structure of a potential transaction. Shortly thereafter, Haymaker’s management presented its analysis to Arie Kotler and GPM management.

On June 24, 2020, Haymaker entered into an engagement letter with Gornitzky & Co. to act as Israeli counsel in connection with a potential transaction.

On July 1, 2020, and after a month of considerable conversations, Haymaker engaged Raymond James & Associates, Inc. (“Raymond James”) as a capital markets advisor and financial advisor in connection with a potential business combination with Arko. On July 1, 2020, Haymaker engaged Stifel as a financial advisor in connection with the same after having conversations throughout the month of June. Between July and August 2020, Haymaker, Raymond James and Stifel conducted industry research and analyzed the public market viability of Arko.

On July 1, 2020, following extensive discussion and review, the board of directors of Haymaker approved the most recent draft non-binding letter of intent. Between that date and July 12, 2020, representatives of Haymaker and Arko and GPM, together with their respective legal counsel, negotiated the final form of the letter of intent. Haymaker’s management kept the board of directors of Haymaker apprised of the substantive changes that occurred during those negotiations.

On July 8, 2020, the audit committee of Arko and on July 12, 2020 the board of directors of Arko approved the non-binding letter of intent.

On July 9, 2020, representatives from Haymaker held a telephonic conference with representatives of GPM to discuss GPM’s financial model.

During the months of June and July 2020, DLA Piper LLP (US) (“DLA”), legal counsel to Haymaker, and Greenberg Traurig, LLP (“GT”), legal counsel to Arko and GPM exchanged multiple drafts of the letter of intent, reflecting divergent views on various business and legal points.

By July 12, 2020, Haymaker had engaged in significant due diligence and detailed discussions directly with senior executives and/or shareholders of 15 target businesses (including Arko), including target businesses in the media, consumer products, gaming, leisure and restaurant industries. Of those 15 target businesses, Haymaker executed four indications of interest and two letters of intent (including Arko).

On July 12, 2020, with the approval of the board of directors of Haymaker, Christopher Bradley, Chief Financial Officer of Haymaker, executed and delivered the non-binding letter of intent to Arko and GPM, which was accepted and agreed upon as of such date. The non-binding letter of intent was based on an enterprise valuation of GPM of approximately $1,500,000,000 and provided for an exclusivity period until August 4, 2020, subject to extension unless a party gave timely notice of termination. Because this enterprise valuation of GPM did not include any incremental value in Arko, the non-binding letter of intent also permitted Arko to make a distribution to its shareholders immediately prior to closing equal to Arko’s cash (plus the amount of any outstanding loans from Arko to GPM) in excess of the amount of any Arko debt. At this point, Haymaker focused exclusively on pursuing the acquisition of Arko and GPM as its initial business combination and began confirmatory due diligence efforts.

On July 13, 2020, Haymaker, Arko and GPM issued a joint press release announcing that such parties had entered into a non-binding letter of intent for a business combination. At the same time, Haymaker uploaded an investor presentation to its website and furnished the same to the SEC as an exhibit to a Current Report on Form 8-K.

On July 13, 2020, DLA and GT held a telephonic conference to discuss legal due diligence regarding Arko and GPM.

On July 15, 2020, representatives from Haymaker and Arko and GPM commenced meetings with institutional investors to gauge interest in participating in a private placement. During the following weeks, representatives from Haymaker and Arko conducted several management meetings with potential investors. During the month of July through August, the parties were unable to reach an agreement on the terms of a private placement with such institutional investors, and Haymaker elected to proceed without a private placement.

On July 29, 2020, GT provided an initial draft of the Business Combination Agreement to DLA.

Between July and September 2020, representatives of Haymaker and Arko held weekly telephonic conferences to discuss, among other things, the status of due diligence, the steps and timing necessary to finalize the definitive transaction documentation, including the Business Combination Agreement, and to prepare the proxy statement/prospectus on Form S-4.

On August 3, 2020, Haymaker, Arko, and GPM agreed to extend the exclusivity period of the non-binding letter of intent by 15 days.

On August 6, 2020, DLA sent comments to the Business Combination Agreement to GT. The revised draft generally addressed various business and drafting points, including changes to representations and warranties, covenants and closing conditions. By this time, the Haymaker and Arko management teams had reached high-level agreement on the structure and consideration of the business combination (subject to, among other things, completion of due diligence, satisfactory documentation, and review and approval by each company’s board of directors). At this point, GT circulated an initial draft of a term sheet regarding Arie Kotler’s employment with New Parent. On that same date, representatives of Haymaker and Arko held a telephonic conference to discuss the overall timeline of the proposed Business Combination.

On August 18, 2020, Haymaker, Arko, and GPM agreed to extend the exclusivity period of the non-binding letter of intent by 15 days.

On August 18, 2020, DLA and GT completed an initial draft of the GPM Equity Purchase Agreement and sent it to the GPM Minority Investors.

On August 21, 2020, representatives from DLA, GT, and the GPM Minority Investors held a telephonic conference to discuss the GPM Equity Purchase Agreement.

On August 26, 2020, DLA and GT shared a revised draft of the GPM Equity Purchase Agreement with the GPM Minority Investors. The revisions were based on the group’s telephonic conference on August 21, 2020, and subsequent conversations between the parties and their counsel. On that same date, GT circulated an initial draft of Arie Kotler’s employment agreement with New Parent.

On August 27, 2020, the GPM Minority Investors provided DLA and GT with their comments to the GPM Equity Purchase Agreement. During the remainder of August and through early September, GT, DLA, and the GPM Minority Investors continued to exchange drafts.

From August 28, 2020 through August 30, 2020, representatives of Haymaker, Arko, DLA, and GT discussed potential revisions to the Business Combination Agreement to contemplate the Sponsor’s forfeiture of shares of New Parent Common Stock and New Parent Private Placement Warrants, as well as the Sponsor’s right to receive Deferred Shares upon the occurrence of certain events. On August 30, 2020, Haymaker and Arko came to an agreement on such terms.

During August and through August 30, 2020, DLA and GT exchanged revised drafts of the Business Combination Agreement, the other transaction agreements, and other ancillary documentation related to the Business Combination. The various drafts exchanged reflected divergent views on, among other things, registration rights, the calculation of the amount of Arko’s permitted closing cash surplus payment to its shareholders, the treatment of certain convertible instruments, and certain risk allocation considerations. For a description of the aforementioned ancillary agreements, see the section entitled, “Certain Agreements Related to the Business Combination.”

On September 1, 2020, representatives of Haymaker and Arko held a telephonic conference to negotiate terms of the Business Combination Agreement. The negotiations generally addressed the calculation of the amount of Arko’s permitted closing cash surplus payment to its shareholders, the treatment of certain convertible instruments, representations and warranties, covenants and closing conditions. In regard to Arko’s permitted closing cash surplus payment, the parties ultimately agreed that each holder of Arko Ordinary Shares will be entitled to receive a pro rata payment, in the form of a dividend or additional cash consideration, in respect of cash held by Arko in excess of Arko’s debt, each measured at least five business days before Closing.

On September 1, 2020, the board of directors of Haymaker held a telephonic meeting to discuss the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement. Mr. Bradley, Joseph Tonnos (Haymaker’s Senior Vice President), and representatives from DLA and Raymond James also participated in the meeting. Following discussions among the participants and determining that the Business Combination was in the best interest of Haymaker and its stockholders, the board of directors of Haymaker unanimously approved the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement.

On September 3, 2020, Haymaker, Arko, and GPM agreed to extend the exclusivity period of the non-binding letter of intent by seven days.

On September 8, 2020, the audit committee and board of directors of Arko each held meetings to discuss the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement. Following discussions among the participants in the meetings, the audit committee and board of directors approved the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement.

On September 8, 2020, the parties executed and delivered the Business Combination Agreement, GPM Equity Purchase Agreement, and certain other related transaction documents, and a press release was issued announcing the Business Combination. Shortly thereafter, Haymaker filed a current report on Form 8-K, which included, among other things, a press release and investor presentation to be used the following day in a telephonic conference call available to the public.

Haymaker’s Board of Directors’ Reasons for the Approval of the Business Combination

Haymaker’s board of directors, in evaluating the transaction with Arko, consulted with its legal counsel and financial and accounting advisors. In reaching its unanimous resolution (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and GPM Equity Purchase Agreement, are advisable, fair to and in the best interests of Haymaker and its stockholders and (ii) to recommend that the stockholders adopt and approve the Business Combination Agreement and approve the transactions contemplated thereby, including the Lock-Up Agreement Proposal, Haymaker’s board of directors considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, Haymaker’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Haymaker’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Haymaker’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” of this document.

Haymaker’s board of directors considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

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Attractive, Growing Category with Resilience to Economic Disruptions. The convenience store industry has demonstrated long-term growth yet remains highly fragmented. The industry has grown at a 3.4% compound annual growth rate (“CAGR”) since 2007 (per NACS State of the Industry Report). The top ten companies control less than 20% of the store base in the United States, providing significant opportunities for growth. GPM’s same store merchandise revenue grew 5.0% and 2.7% year-over-year for Q2 2020 and H1 2020, respectively, as consumers shifted shopping patterns to convenience stores from other channels due to the COVID-19 pandemic. GPM will also benefit substantially if travel patterns in the United States shift from air and rail travel to driving. Furthermore, the convenience store channel experienced growing sales in the recessionary period of 2008-2009.

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Actionable Acquisition Opportunities. Arko and GPM maintain a highly-disciplined approach to mergers and acquisitions and have substantial experience sourcing, executing, and integrating value-enhancing acquisitions. Existing management has identified a robust pipeline of potentially actionable acquisition opportunities, which will enable GPM to accelerate its growth and scale, strengthen its competitive position, and enter new geographies across the globe. GPM has grown through acquisition to become the 7th largest convenience store chain in the United States, with 1,272 company-operated locations, excluding pending acquisitions, in 23 states. GPM has increased its store count approximately 4.4x over the past seven years.

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Experienced and Proven Management Team. Following the Business Combination, Arko’s and GPM’s current management team will remain in place. Mr. Kotler and Mr. Bassell served together as CEO and President and CFO, respectively, of GPM for over six years. Mr. Kotler, Mr. Bassell, Mr. Bloom, CMO of GPM, and Mr. Giacobone, COO of GPM, lead an internally-developed senior management team with over 50 years of combined industry experience. Haymaker’s board of directors believes Arko and GPM’s management has the ability to execute on their growth plan, explore other substantial adjacent market opportunities, and continue to build on a long track record of profitable growth.

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Financial Condition. Haymaker’s board of directors also considered factors such as Arko and GPM’s historical financial results, outlook, financial plan, debt structure and asset base, as well as valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors. In particular, Haymaker’s board favorably viewed: (1) an Adjusted EBITDA CAGR for 2016 to 2020 of approximately 29%; (2) substantial embedded growth opportunities including the store remodel and refresh program and enhanced foodservice implementation; (3) a leverage profile consistent with the selected public companies, with a net debt to estimated 2020 pro forma Adjusted EBITDA of 1.7x; and (4) a historical track record of growth (4.4x growth in store base over the last seven years) and expected ability to continue its store growth strategy. Regarding valuation multiples, GPM’s valuation of ~9x 2021 pro forma Adjusted EBITDA represented a discount to the selected publicly traded companies of 10.9x to 12.0x, as well as to the median of selected precedent M&A transaction multiples of 12.2x.

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Other Alternatives. Haymaker’s board of directors’ belief, after a thorough review of other business combination opportunities reasonably available to Haymaker, that the proposed Business Combination represents the best potential business combination for Haymaker and the most attractive opportunity for Haymaker management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and Haymaker’s board of directors’ belief that such processes had not presented a better alternative.

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Terms of the Business Combination Agreement. Haymaker’s board of directors considered the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and the GPM Equity Purchase Agreement. In its estimation and in consultation with legal counsel, the terms and conditions of the Business Combination and GPM Equity Purchase Agreement were viewed as advisable, fair to and in the best interests of Haymaker and its stockholders.

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Independent Director Role. Haymaker’s board of directors is comprised of a majority of independent directors who are not affiliated with the Sponsor and its affiliates. Haymaker’s independent directors evaluated and unanimously approved, as members of Haymaker’s board of directors, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

Haymaker’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

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Liquidation of Haymaker. The risks and costs to Haymaker if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Haymaker being unable to effect a business combination by June 11, 2021, and force Haymaker to liquidate.

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No Third-Party Valuation or Fairness Opinion. The risk that Haymaker’s board of directors may not have properly valued Arko and GPM’s business. For more information, see “Questions and Answers About the Business Combination—Did Haymaker’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?”

•	Stockholder Vote. The risk that Haymaker’s stockholders may fail to provide the respective votes necessary to effect the Business Combination, including approval of the Lock-Up Agreement Proposal.

•	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Haymaker’s control.

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

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Other Risks. Various other risks associated with the Business Combination, the business of Haymaker and the business of Arko and GPM described under the section entitled “Risk Factors” of this document.

In addition to considering the factors described above, Haymaker’s board of directors also considered that:

•	Interests of Certain Persons. Some officers and directors of Haymaker may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Haymaker’s stockholders (see “The Business Combination—Interests of Certain Persons in the Business Combination”). Haymaker’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of Haymaker’s board of directors, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination and GPM Equity Purchase Agreement.

Haymaker’s board of directors concluded that the potential benefits that it expected Haymaker and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, Haymaker’s board of directors unanimously determined, based on its consideration of the specific factors listed above, that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and the GPM Equity Purchase Agreement, and the consideration to be paid by Haymaker in the Business Combination, were advisable, fair to, and in the best interests of, Haymaker and its stockholders.

Certain Financial Projections Provided to Haymaker’s Board of Directors

In connection with its consideration of the potential business combination, Haymaker’s board of directors were provided with prospective financial information prepared by management of Arko and GPM. The internally prepared projections as of July 14, 2020 presented projected fuel volume sales, in-store sales, and Adjusted EBITDA of GPM for 2020 and 2021. The prospective financial information provided by Arko and GPM management to Haymaker was not prepared with a view towards public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but in the view of Arko and GPM management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of GPM as of July 14, 2020. These projections were prepared solely for internal use, and capital budgeting and other management purposes, are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or holders. Moreover, this information is not fact and should not be relied upon as being indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on prospective financial information.

The projections reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond Arko’s and GPM’s control, such as the risks and uncertainties contained in the section entitled “Risk Factors.” The projections reflect the consistent application of the accounting policies of Arko and should be read in conjunction with the accounting policies included in Note 2 accompanying the historical audited consolidated financial statements of Arko included in this proxy statement/prospectus.

The financial projections are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Arko’s and GPM’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Haymaker, Arko, GPM or their respective representatives considered or consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections.

The projections provided to Haymaker by Arko and GPM were used by Haymaker as a component in its overall evaluation of Arko and GPM, and are included in this proxy statement/prospectus on that account. Arko has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including to Haymaker. Neither Arko’s nor GPM’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Arko compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. New Parent will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.

Neither Arko’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information provided to Haymaker or contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

In determining whether to purchase Arko, the Haymaker board of directors considered the following projections (in millions of dollars):

	Fiscal Year Ended December 31,(1)
	2020E	2021E Pro Forma
In-Store Sales	$1,510	$1,664	(3)
Adjusted EBITDA(2)	$145 – 150	$210 – 215

(1)	Totals may be affected by rounding.
(2)

Adjusted EBITDA is calculated as EBITDA excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Pro forma Adjusted EBITDA gives effect to acquisitions and synergies for entire period presented irrespective of actual timing of acquisitions or commencement of synergies during the period.

(3)	Includes information related to the Empire Petroleum Partners, LLC acquisition as of December 17, 2019.

In determining whether to purchase Arko, the Haymaker board of directors also considered the following projections related to fuel volume sales (in millions of gallons):

	Fiscal Year Ended December 31,(1)
	2020E	2021E
Fuel Volume Sales	989	2,326	(2)

(1)	Totals may be affected by rounding.
(2)	Includes information related to the acquisition of the business of Empire Petroleum Partners, LLC as of December 17, 2019.

In connection with the foregoing projections, Haymaker’s board of directors reviewed the 2016A-2021E compound annual growth rate (“CAGR”) for each metric. The 2016A-2021E CAGR for GPM’s in-store sales (including the Empire Petroleum Partners, LLC acquisition), Adjusted EBITDA, and fuel volume sales (including the Empire Petroleum Partners, LLC acquisition) is approximately 15.8%, 30.7%, and 27.7%, respectively.

Selected Public Company Analysis

Haymaker reviewed, among other things, selected historical financial data and estimated financial data of GPM based on projections provided by its management, and compared them to corresponding financial data, where applicable, for U.S. listed public companies that Haymaker deemed comparable to Arko in certain respects. In particular, these companies were selected as they are U.S. publicly traded companies that generate the majority of their gross profit contribution from the operations of U.S. based convenience retail stores and the sale of retail motor fuel, and little or no earnings contribution from upstream and midstream activities in the oil and gas industry. Haymaker also derived multiples for each of the selected companies and GPM based on such financial data and market trading prices, as applicable, and compared them. Haymaker selected these companies based on the characteristics described above using the most recently available public information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources.

Although Haymaker selected the companies reviewed in these analyses because, among other things, their businesses are reasonably similar to that of GPM, no selected company is identical to GPM. Accordingly, Haymaker’s comparison of selected companies to GPM and analysis of the results of such comparison was not purely quantitative, but instead necessarily involved qualitative considerations and professional judgments concerning differences in financial and operating characteristics and other factors that could affect the relative value of GPM.

The selected companies consisted of two U.S. publicly traded companies that have financial profiles deemed comparable to GPM in certain respects. In particular, these companies were selected as they are U.S. publicly traded companies that generate the majority of their gross profit contribution from the operations of U.S. based convenience retail stores and the sale of retail motor fuel, and little or no earnings contribution from upstream and midstream activities in the oil and gas industry. Based on these criteria, Haymaker identified and analyzed the following selected companies:

U.S. Convenience Stores:

•	Alimentation Couche Tard Inc.

•	Casey’s General Stores, Inc.

Below are the comparable companies’ underlying metrics and estimates related to the (i) Adjusted EBITDA for the period of 2016 to estimated 2020, (ii) net debt to estimated 2020 pro forma Adjusted EBITDA multiples, (iii) return on incremental invested capital for the period of 2016 to 2019, and (iv) the enterprise value to estimated 2021 pro forma Adjusted EBITDA multiples. All estimates were calendarized to December year-ends.

	Operating Data of Comparable Companies
	Enterprise Value/2021E Pro Forma Adjusted EBITDA(1)	Adjusted EBITDA(1) CAGR (2016- 2020E)	Net Debt/2020E Pro Forma Adjusted EBITDA(1)(2)	2016-2019 Return on Incremental Invested Capital(3)
Alimentation Couche Tard Inc.	10.9x	14.5%	1.0x	14.	%
Casey’s General Stores, Inc.	12.0x	4.8%	2.1x	4.2%

(1)

Adjusted EBITDA is calculated as EBITDA excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Pro forma Adjusted EBITDA gives effect to acquisitions and synergies for entire period presented irrespective of actual timing of acquisitions or commencement of synergies during the period.

(2)	Excludes capital leases.
(3)	Incremental EBITDA from 2016-2019 divided by total CapEx and acquisitions over that time period.

Haymaker’s board of directors compared the total enterprise value implied by the Business Combination as of September 9, 2020, to estimated 2021 pro forma Adjusted EBITDA, the Adjusted EBITDA CAGR for 2016 to 2020, the net debt to estimated 2020 pro forma Adjusted EBITDA, and the return on incremental invested capital for 2016 to 2019 for GPM with the above metrics. The comparison illustrated an enterprise value to estimated 2021 pro forma Adjusted EBITDA of 9x, an Adjusted EBITDA CAGR for 2016 to 2020 of approximately 29%, a net debt to estimated 2020 pro forma Adjusted EBITDA of 1.7x, and a return on incremental invested capital for 2016 to 2019 of 13.4%. The valuation for GPM implied by the Business Combination was estimated to be ~9x and compared favorably (a 25% discount) to the median M&A transaction multiple of 12.2x for the selected transactions listed above. This analysis supported Haymaker’s board of directors’ determination that the terms of the Business Combination were fair to and in the best interest of Haymaker and its stockholders.

Selected M&A Transaction Analysis

Haymaker performed a M&A transaction analysis, which was designed to imply a value for a company based on publicly available financial terms of the selected transactions that share certain similar characteristics with the Business Combination.

Haymaker selected the set of M&A transactions based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources. Haymaker selected these transactions based on the following criteria:

•	transactions with the target company operating within the U.S. convenience store industry;

•	transactions completed since 2010;

•	transactions with 100% ownership sought or sold;

•	transactions with an implied enterprise value over $1 billion within the U.S.;

•	transactions with a target similar to Arko in one or more respects, including, but not limited to, nature of business, size, diversification and financial performance; and

•	transactions with publicly available information regarding terms of the transaction.

The group was comprised of the following transactions. Below are the group’s enterprise values to EBTIDA multiples.

Target	Buyer(s)	EV/EBITDA Multiples
Speedway LLC	7-Eleven, Inc.	13.7x
Cumberland Farms	EG Group Limited	12.8x
Thorntons LLC	ArcLight Capital Partners BP, plc	13.1x
The Kroger Co.	EG Group Limited	11.6x
Sunoco LP	7-Eleven, Inc.	11.0x
Holiday Stationstores, Inc.	Alimentation Couche Tard Inc.	8.6x
CST Brands, Inc.	Alimentation Couche Tard Inc.	10.4x
The Pantry Inc. (Kangaroo Express)	Alimentation Couche Tard Inc.	7.7x
Hess Corporation	Marathon Petroleum Company	16.4x
Susser Holdings Corporation	Energy Transfer Partners, L.P.	15.7x

Median		12.2x

No target company or transaction utilized in the selected M&A transaction analysis is identical to GPM or the Business Combination. In evaluating the precedent transactions, Haymaker made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of GPM, such as the impact of competition on the business of GPM or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of GPM or the industry or in the financial markets in general.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of Haymaker’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that certain of Haymaker’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder or warrantholder. These interests include, among other things:

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the beneficial ownership of the Sponsor and certain of Haymaker’s directors and officers (the “Haymaker Initial Stockholders”) of an aggregate of 10,000,000 Founder Shares and 5,550,000 Private Placement Warrants, which shares and warrants would become worthless if Haymaker does not complete a business combination by June 11, 2021, as the Haymaker Initial Stockholders have waived any right to redemption with respect to these shares. Such shares and warrants have an aggregate market value of approximately $100.3 million and $4.73 million, respectively, based on the closing price of Haymaker Class A Common Stock and Haymaker Warrants of $10.03 and $0.8521, respectively, on Nasdaq on November 4, 2020, the record date for the special meeting of stockholders;

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the fact that the Sponsor and Haymaker’s officers and directors have agreed not to redeem any Haymaker Common Shares held by them in connection with a stockholder vote to approve a proposed initial business combination;

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the fact that the Sponsor paid an aggregate of $25,000 for the Founder Shares and such securities will have a significantly higher value at the time of the Business Combination which, if unrestricted and freely tradable, would be valued at $50,000,000 (excluding any deferred shares of New Parent Common Stock and assuming a value of $10.00 per share) after giving effect to the forfeitures contemplated by the Business Combination Agreement, but, given the restrictions on such shares, Haymaker believes such shares have less value;

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the fact that the Sponsor and Haymaker’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Haymaker fails to complete an initial business combination by June 11, 2021;

•	the fact that the Sponsor will forfeit a portion of its Haymaker Private Placement Warrants and will receive deferred shares of New Parent Common Stock;

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the fact that the Sponsor paid an aggregate of $8,325,000 for its 5,550,000 Private Placement Warrants to purchase shares of Haymaker Class A Common Stock and that such Private Placement Warrants will expire worthless if a business combination is not consummated by June 11, 2021;

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the right of the Sponsor to hold New Parent Common Stock and the New Parent Common Stock to be issued to the Sponsor upon exercise of its New Parent Private Placement Warrants following the Business Combination, subject to certain lock-up periods;

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the anticipated service of Steven J. Heyer (Haymaker’s Chief Executive Officer and Executive Chairman) and Andrew R. Heyer (Haymaker’s President and a member of Haymaker’s board of directors) as directors of New Parent following the Business Combination;

•	the continued indemnification of Haymaker’s existing directors and officers and the continuation of Haymaker’s directors’ and officers’ liability insurance after the Business Combination;

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the fact that the Sponsor and Haymaker’s officers and directors may not participate in the formation of, or become directors or officers of, any other blank check company until Haymaker (i) has entered into a definitive agreement regarding an initial business combination or (ii) fails to complete an initial business combination by June 11, 2021;

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the fact that the Sponsor and Haymaker’s officers and directors will lose their entire investment in Haymaker and will not be reimbursed for any out-of-pocket expenses, to the extent such expenses exceed the amount not required to be retained in the Trust Account, if an initial business combination is not consummated by June 11, 2021; and

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the fact that if the Trust Account is liquidated, including in the event Haymaker is unable to complete an initial business combination by June 11, 2021, the Sponsor has agreed to indemnify Haymaker to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Haymaker has entered into an acquisition agreement or claims of any third-party for services rendered or products sold to Haymaker, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

Potential Actions to Secure Requisite Stockholder Approvals

In connection with the stockholder vote to approve the Business Combination, the Sponsor and Haymaker’s board of directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. None of the Sponsor or Haymaker’s board of directors, officers, advisors or their affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase of shares may include a contractual acknowledgement that such stockholder, although still the record holder of the shares of Haymaker Class A Common Stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or Haymaker’s board of directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. The purpose of these purchases would be to increase the amount of cash available to Haymaker for use in the Business Combination.

Regulatory Approvals Required for the Business Combination

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act”), and related rules, certain transactions, including the Business Combination, may not be completed until notifications have been given and information is provided to the Antitrust Division of the DOJ and the FTC and all statutory waiting period requirements have been satisfied. Completion of the Business Combination is subject to the expiration or termination of the applicable waiting period under the HSR Act. On October 22, 2020, Haymaker, Arko and certain other parties caused the submissions required under the HSR Act in connection with the Business Combination to be made to the FTC and the Antitrust Division of the DOJ. On November 3, 2020 and November 4, 2020, the waiting periods applicable to the Business Combination were terminated, such that the requirements of the HSR Act applicable to the Business Combination have been satisfied.

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division of the DOJ and the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Business Combination on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. Haymaker and Arko are not aware of any other regulatory approvals in the United States required for the consummation of the Business Combination.

In accordance with the ICL, in order for the Second Merger to become effective, the Companies Registrar of the State of Israel must issue a Certificate of Merger, which cannot be issued until at least 50 days shall have elapsed after the filing of the Merger Proposal (as defined in the Business Combination Agreement) with the Companies Registrar and 30 days shall have elapsed after the approval of the Second Merger by the shareholders of each of Arko and Merger Sub II.

Listing of Common Stock and Warrants

Each of Haymaker and New Parent will take all actions necessary in order to list the shares of New Parent Common Stock on the Tel Aviv Stock Exchange (the “TASE”) effective as of the Closing Date, and to obtain the approval of the Israel Securities Authority and the TASE to list such shares of New Parent Common Stock and the shares of New Parent Common Stock to be issued in connection with the First Merger and the Second Merger on the TASE pursuant to the dual-listing arrangement under the ISL, which would enable New Parent to apply for an exemption to use this registration statement on Form S-4 in Israel in lieu of an Israeli prospectus. New Parent will file a registration statement with the Israel Securities Authority, and the TASE for the listing of the New Parent Common Stock on the TASE. Prior to the Closing Date, each of Haymaker and New Parent has further agreed to use its reasonable best efforts to cause the shares of New Parent Common Stock and New Parent Warrants to be issued in connection with the Business Combination to be approved for listing on Nasdaq under the ticker symbols “ARKO” and “ARKOW,” respectively. The listing of the shares of New Parent’s Common Stock on the TASE and Nasdaq, subject to official notice of issuance, is also a condition to the obligations of each party to the Business Combination Agreement.

Prior to the First Effective Time, Arko will cooperate with New Parent and Haymaker and use its reasonable best efforts, in accordance with the applicable rules and policies of the TASE, to delist the Arko Ordinary Shares from the TASE, as promptly as practicable after the Second Effective Time.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 805, Business Combinations (“ASC 805”), in accordance with GAAP. Under this method of accounting, Haymaker will be treated as the “acquired” company and Arko will be considered the accounting acquirer for accounting purposes. The Business Combination will be treated as the equivalent of Arko issuing stock in exchange for the net assets of Haymaker, accompanied by a recapitalization. The net assets of Arko and Haymaker will be stated at historical cost. No goodwill or intangible assets will be recorded in connection with the Business Combination.

THE BUSINESS COMBINATION AGREEMENT

The following is a summary of the material terms of the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Business Combination Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Haymaker, New Parent, Arko, Merger Sub I, or Merger Sub II. The following description does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement. You should refer to the full text of the Business Combination Agreement for details of the Business Combination and the terms and conditions of the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties that Haymaker, New Parent, Merger Sub I, and Merger Sub II, on the one hand, and Arko, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Business Combination Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Business Combination Agreement. While Haymaker and Arko do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Haymaker or Arko, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Haymaker, New Parent, Merger Sub I, Merger Sub II, and Arko and are modified by the disclosure schedules.

The Business Combination

On September 8, 2020, Haymaker, New Parent, Merger Sub I, Merger Sub II, and Arko entered into the Business Combination Agreement pursuant to which New Parent, Haymaker and Arko will enter into a business combination resulting in Arko and Haymaker becoming wholly owned subsidiaries of New Parent. The consideration payable under the Business Combination Agreement to the shareholders of Arko consists of a combination of cash and shares of New Parent (as further explained below) and the stockholders and warrantholders of Haymaker will receive shares and warrants of New Parent (as further explained below). The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the mergers and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Structure of the Business Combination

The acquisition is structured as a “double dummy” transaction, resulting in the following:

(a)

Each of New Parent, Merger Sub I and Merger Sub II are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions set forth in the Business Combination Agreement. New Parent is a wholly-owned direct subsidiary of Haymaker and both Merger Sub I and Merger Sub II are wholly-owned direct subsidiaries of New Parent.

(b)

On the Closing Date, each of the following transactions will occur in the following order: (i) Merger Sub I will merge with and into Haymaker (the “First Merger”), with Haymaker surviving the First Merger as a wholly-owned subsidiary of New Parent (the “First Surviving Company”); (ii) immediately following the First Merger, Merger Sub II will merge with and into Arko (the “Second Merger”), with Arko surviving the Second Merger as a wholly-owned subsidiary of New Parent (the “Second Surviving Company”); and

(iii) after completion of the Second Merger, New Parent will organize a new corporation or limited liability company (“Newco”) and transfer all shares of capital stock of the Second Surviving Company to Newco in exchange for all shares of capital stock or equity interests of Newco. Following the transactions, the First Surviving Company and the Second Surviving Company will be wholly-owned subsidiaries of New Parent.

Effective Time and Closing of the Business Combination

The Closing will be on a date to be mutually agreed by Haymaker and Arko, but in no event later than three Business Days following the satisfaction or waiver of all of the closing conditions (other than those to be satisfied at the Closing). It is expected that consummation of the business combination will occur on or before January 31, 2021, which is the outside date to complete a business combination, provided that such date will be automatically extended until March 31, 2021, if the Registration Statement has not been declared effective prior to November 12, 2020.

Consideration to be Received in the Business Combination

Effect of the Business Combination on Existing Haymaker Equity

Subject to the terms and conditions of the Business Combination Agreement (including certain adjustments described under “Consideration to be Received in the Business Combination—Forfeiture and Deferral of New Parent Equity Held by the Sponsor” pursuant to and in accordance with the terms of the Business Combination Agreement), the Business Combination will result in, among other things, will result in, among other things, the following:

•

each share of Haymaker Class A Common Stock issued and outstanding immediately prior to the First Effective Time being automatically converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of New Parent (“New Parent Common Stock”);

•

each of the Haymaker Warrants, each of which is exercisable for one share of Haymaker Class A Common Stock at an exercise price of $11.50 per share of Haymaker Class A Common Stock, in accordance with its terms (the “Haymaker Warrants”) will become exercisable for one share of New Parent Common Stock;

•

the Sponsor will forfeit 1,000,000 shares of New Parent Common Stock and 2,000,000 New Parent Warrants and 4,000,000 shares of New Parent Common Stock that would otherwise be issuable to the Sponsor will be deferred (as further described below). See the section entitled “Consideration—Forfeiture and Deferral of New Parent Equity Held by the Sponsor.”

Forfeiture and Deferral of New Parent Equity Held by the Sponsor

Following the First Effective Time, (i) the Sponsor will automatically forfeit 1,000,000 shares of New Parent Common Stock and 2,000,000 New Parent Warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,000,000 shares of New Parent Common Stock that would otherwise be issuable to the Sponsor will be deferred (as further described below). Subject to the terms and conditions of the Business Combination Agreement, no more than five business days following the occurrence of Trigger Event 1 (as defined below) or Trigger Event 2 (as defined below), New Parent will issue to the Sponsor (i) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 1, and (ii) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 2 (such shares, the “Deferred Shares”). “Trigger Event 1” will occur on (i) the first day the Required VWAP (as defined below) of the New Parent Common Stock is greater than or equal to $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 5-year anniversary of the closing of the Business Combination. “Trigger Event 2” will occur on (i) the first day the Required VWAP of the New Parent Common Stock is greater than or equal to $15.00 per (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $15.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 7-year anniversary of the closing of the Business Combination. “Required VWAP” means either (A) the 5-day volume weighed average price, if the average daily trading volume during such 5-day period equals or exceeds the average daily trading volume for the 180-day period following the Closing or (B) the 20-day volume weighted average price.

Conversion of Arko Ordinary Shares

At the Second Effective Time, each ordinary share, par value 0.01 New Israeli Shekel per share, of Arko (all such issued and outstanding shares, including those to be issued in respect of Arko’s restricted stock units, are collectively referred to as the “Arko Ordinary Shares”) issued and outstanding immediately prior to the Second Effective Time will be cancelled and, subject to the terms of the Business Combination Agreement, each holder of Arko Ordinary Shares will receive the following consideration, at such holder’s election:

1.

Option A (Stock Consideration): The number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to the quotient of (i) such holder’s Consideration Value divided by (ii) $10.00.

2.

Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

3.

Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50.

For purposes of the above calculations, “Consideration Value” for a holder of Arko Ordinary Shares is an amount equal to the product of (a) the number of Arko Ordinary Shares held by such holder immediately prior to the Second Effective Time multiplied by (b) the Company Per Share Value. The “Company Per Share Value” is an amount equal to the quotient of $717,273,400 divided by the total number of issued and outstanding or issuable Arko Ordinary Shares, in each case, as of the Second Effective Time. Up to $150,000,000 of cash consideration will be available to holders of Arko Ordinary Shares (including Key Arko Shareholders) if they all were to select Option C. Notwithstanding the foregoing, after giving effect to the obligations of the Voting Support Shareholders under the Voting Support Agreements, in which certain holders of Arko Ordinary Shares have agreed to elect either Option A or Option B, under no circumstance shall the actual aggregate (x) cash consideration exceed $100,045,000 nor (y) shares of New Parent Common Stock to be issued to Arko shareholders exceed 59,957,382 (if the aggregate Cash Consideration is $100,045,000) or 71,727,340 (if the aggregate Cash Consideration is $0). In addition, each holder of Arko Ordinary Shares will be entitled to receive a pro rata payment, in the form of a dividend or additional cash consideration, in respect of cash held by Arko in excess of Arko’s debt, each measured at least five business days before Closing.

Below is an illustration of what a hypothetical Arko Public Shareholder would receive per Arko Ordinary Share under each merger consideration option, assuming there are issued and outstanding or issuable Arko Ordinary Shares as of the Second Effective Time equal to 829,698,484 (which represents the number of such shares as of September 10, 2020). In addition to the stock consideration and cash consideration received under each option, the hypothetical Arko Public Shareholder will be entitled to receive a pro rata payment, in the form of a dividend or additional cash consideration, in respect of cash held by Arko in excess of Arko’s debt, each measured at least five business days before Closing. This illustration results in a Company Per Share Value (and a Consideration Value per Arko Ordinary Share) of $0.86, which is calculated as the quotient of $717,273,400 divided by the 829,698,484 shares assumed to be issued and outstanding or issuable Arko Ordinary Shares as of the Second Effective Time.

1.

Option A: The hypothetical Arko Public Shareholder will receive 0.086 shares of New Parent Common Stock per Arko Ordinary Share that he, she, or it holds. The stock consideration is calculated as the quotient of (i) $0.86, the Consideration Value per Arko Ordinary Share for the hypothetical Arko Public Shareholder, divided by (ii) $10.00.

2.

Option B: The hypothetical Arko Public Shareholder will receive 0.076 shares of New Parent Common Stock per Arko Ordinary Share and $0.086 of cash consideration per Arko Ordinary Share that he, she, or it holds. The Cash Option B Amount is $0.086 per Arko Ordinary Share, calculated as 10% of $0.86, the hypothetical Arko Public Shareholder’s Consideration Value per Arko Ordinary Share. The stock consideration under this option is calculated as (i) $0.86, the Consideration Value per Arko Ordinary Share of the hypothetical Arko Public Shareholder, divided by $10.00, minus (ii) such holder’s Cash Option B Amount per Arko Ordinary Share divided by $8.50.

3.

Option C: The hypothetical Arko Public Shareholder will receive 0.065 shares of New Parent Common Stock per Arko Ordinary Share and $0.18 of cash consideration per Arko Ordinary Share that he, she, or it holds. The Cash Option C Amount per Arko Ordinary Share is $0.18, calculated as 20.913% of $0.86, the hypothetical Arko Public Shareholder’s Consideration Value per Arko Ordinary Share. The stock consideration under this option is calculated as (i) $0.86, the Consideration Value per Arko Ordinary Share of the hypothetical Arko Public Shareholder, divided by $10.00, minus (ii) such holder’s Cash Option C Amount per Arko Ordinary Share divided by $8.50.

Exchange of Certificates; Delivery of Consideration

At the effective time of the First Merger (the “First Effective Time”), by virtue of the First Merger and without any action on the part of Haymaker, New Parent, Merger Sub I, Merger Sub II, Arko or the holders of any of the following securities: (i) each share of Haymaker Class A Common Stock issued and outstanding immediately prior to the First Effective Time will automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of New Parent Common Stock (with the Sponsor forfeiting and deferring certain shares, as described above under the heading “Forfeiture and Deferral of New Parent Equity Held by the Sponsor”), (ii) each share of Haymaker Preferred Stock issued and outstanding immediately prior to the First Effective Time will automatically be cancelled and will cease to exist as of the First Effective Time, (iii) each share of Haymaker Common Stock and Haymaker Preferred Stock held in the treasury of Haymaker immediately prior to the First Effective Time will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto, (iv) each share of Merger Sub I Common Stock issued and outstanding as of immediately prior to the First Effective Time will automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the First Surviving Company, and (v) each share of New Parent Common Stock held by Haymaker issued and outstanding immediately prior to the First Effective Time will automatically be cancelled and will cease to exist as of the First Effective Time.

At the effective time of the Second Merger (the “Second Effective Time”), by virtue of the Second Merger and without any action on the part of Haymaker, New Parent, Merger Sub I, Merger Sub II, Arko or the holders of any of the following securities: (i) each Company Share issued and outstanding immediately prior to the Second Effective Time will be canceled and, subject to the Business Combination Agreement, each Company Shareholder will receive the Merger Consideration in accordance with such Company Shareholder’s Consideration Election, (ii) each Share held in the treasury of Arko and each Share owned by Merger Sub I, Merger Sub II, Haymaker or any direct or indirect wholly-owned subsidiary of Haymaker or of Arko immediately prior to the Second Effective Time will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto, and (iii) each Merger Sub II Ordinary Share issued and outstanding as of immediately prior to the Second Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share of the Second Surviving Company.

Prior to or concurrently with the Closing, New Parent will deposit or cause to be deposited with the Exchange Agent (i) cash sufficient to make payments of the aggregate Cash Consideration payable pursuant to the Business Combination Agreement, (ii) book-entry shares representing shares of New Parent Common Stock sufficient to deliver the aggregate Stock Consideration payable pursuant to the Business Combination Agreement, and (iii) cash as required to make payments in lieu of any fractional shares. All cash, certificates and book-entry shares representing shares of New Parent Common Stock deposited by New Parent with the Exchange Agent, together with any dividends or distributions with respect thereto, are referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions, pay the Cash Consideration and deliver the Stock Consideration out of the Exchange Fund in accordance with the Business Combination Agreement. The Exchange Fund will not be used for any other purpose.

As promptly as practicable after the Second Effective Time, New Parent will, in coordination with the TASE, cause the Exchange Agent to (i) transfer the Merger Consideration to each person who was, at the Second Effective Time, a holder of book-entry shares of Arko held via TASE members via the Hevra LeRishumim of United Mizrahi Bank Ltd., including any cash in lieu of fractional shares of New Parent Common Stock and any dividends or other distributions payable pursuant to the Business Combination Agreement, and (ii) mail to each record holder of Shares represented by Certificate at the Second Effective time a letter of transmittal and instructions to surrender the Certificates.

Each (i) holder of Shares represented by Certificate upon surrender of a Certificate (or effective affidavits of loss in lieu thereof), together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, and (ii) holder of Book-Entry Shares will be entitled to receive the Merger Consideration that such holder has elected to receive pursuant to the Business Combination Agreement. The payment to the holders of the Book–Entry Shares shall be made via the members of the TASE.

Ownership of New Parent Upon Completion of the Business Combination

Following the First Merger and the Second Merger and the contribution to Newco, each of the First Surviving Company and the Second Surviving Company will be a wholly-owned subsidiary of New Parent.

Representations and Warranties

The Business Combination Agreement contains customary representations, warranties and covenants of (a) Arko and (b) Haymaker, New Parent, Merger Sub I and Merger Sub II, in each case, relating to, among other things, their business, operations, ability to enter into the Business Combination Agreement and their outstanding capitalization.

Conduct of Business Pending Consummation of the Business Combination; Covenants

(a)	Conduct of Business by Haymaker, New Parent, Merger Sub I or Merger Sub II pending the First Effective Time

Between the date of the Business Combination Agreement and the First Effective Time or the earlier termination of the Business Combination Agreement or any other Transaction Document, except as expressly contemplated by the Business Combination Agreement, as required by applicable Law or as consented to in writing by Arko: (i) Haymaker shall conduct its business in the ordinary course of business and in a manner consistent with past practice, (ii) New Parent, Merger Sub I and Merger Sub II shall not engage in any activities except as provided in or contemplated by the Business Combination Agreement or any other Transaction Document and (iii) Haymaker shall not, and shall cause its Subsidiaries not to, directly or indirectly incur any indebtedness, debts or other liabilities, commitments and obligations, except fees and expenses incurred in connection with the Business Combination Agreement, any other Transaction Document or consummating the Transactions, or take any action that would violate the conduct of business covenants of the Business Combination Agreement if such actions were taken by Arko or its subsidiaries.

Notwithstanding the foregoing, New Parent may issue up to $100,000,000 in shares of New Parent Common Stock in a private placement pursuant to subscription agreements in a customary form agreed to by New Parent and Arko, if the price per share of New Parent Common Stock is equal to or greater than $10.00 per share. Neither Haymaker, New Parent nor any of their respective affiliates or representatives may enter into a contract with respect to such a private placement without Arko’s prior written consent, which may be granted or withheld in Arko’s sole discretion.

(b)	Conduct of Business by Arko pending the Second Effective Time

Between the date of the Business Combination Agreement and the earlier of the Closing or termination of the Business Combination Agreement or any other , except as expressly contemplated by the Business Combination Agreement or any other Transaction Document, as required by Law, as set forth in the Company Disclosure Schedule, or unless Haymaker otherwise consents in writing: (i) the business of Arko and its subsidiaries shall be conducted in, and Arko and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; provided that Arko may take actions reasonably in response to an emergency or urgent conditions arising from COVID-19, or legal requirements related to COVID-19, so long as such actions are reasonably designed to protect the health or welfare of Arko’s employees, directors, officers or agents or to meet legal requirements and (ii) Arko shall use commercially reasonable efforts to preserve substantially intact the business organization of Arko and its subsidiaries, to keep available the services of the current officers, key employees and key consultants of Arko and its subsidiaries and to preserve the current relationships of Arko and its subsidiaries with material customers, suppliers and other persons with which Arko and its subsidiaries has significant business relations.

Except as expressly contemplated by any provision of the Business Combination Agreement or any other Transaction Documents, as required by Law or as set forth in the Company Disclosure Schedule, neither Arko nor its subsidiaries shall, between the date of the Business Combination Agreement and the Second Effective Time or the earlier termination of the Business Combination Agreement, without the prior written consent of Haymaker (such consent not to be unreasonably conditioned, withheld or delayed):

•	amend or otherwise change its organizational documents;

•

issue, sell, pledge, dispose of, transfer, grant or encumber, or authorize the issuance, sale, pledge, disposition, transfer, grant or encumbrance of, any equity or voting interests of Arko and its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any equity interests or voting interests, or any other ownership interest (including, without limitation, any phantom interest), of Arko and its subsidiaries;

•

declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its membership interests or capital stock, other than certain (A) tax distributions from GPM Investments to its members in accordance with its organizational documents, (B) distributions by GPM Petroleum LP to its limited partners and general partner and (C) payments made by GPM Investments to Arko under existing Contracts;

•	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity interests or debt securities;

•

sell, pledge, dispose of, transfer, abandon, allow to lapse, dedicate to the public, lease, license, mortgage, grant any Lien (other than Permitted Liens) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights of Arko or its subsidiaries having a fair market value in excess of $2,000,000 in the aggregate, except (A) sales in the ordinary course of business, including sales of low-EBITDA stores and dealerizations of stores, (B) transfers solely among the Arko and its subsidiaries, (C) disposition of obsolete tangible assets or expired or stale inventory, (D) with respect to leases, licenses or other similar grants of real property, any grant, amendment, extension, modification, renewal or non-renewal in the ordinary course of business, or (E) non-exclusive licenses of Intellectual Property to customers or suppliers in their capacities as such in the ordinary course of business;

•

forgive any loans or advances to any officers, employees or directors of Arko or its subsidiaries, or any of their respective Affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise, except in the ordinary course of business;

•

redeem, pay, discharge or satisfy any indebtedness that has a material repayment cost, “make whole” amount or prepayment penalty (other than indebtedness incurred by Arko or its subsidiaries and owed Arko or its subsidiaries), except as required by the terms of any Contract existing as of the date hereof;

•

acquire (including, without limitation, by merger, consolidation, or acquisition of equity or assets or any other business combination) any corporation, limited liability company, partnership, joint venture, other business organization or any division thereof or any material amount of assets for consideration in excess of $20,000,000 for any such acquisition or group of related acquisitions;

•

incur any indebtedness for borrowed money or issue or sell any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets, except for (A) borrowings under existing credit facilities or (B) loans to acquire real estate in an amount not exceeding $1,000,000 individually or $3,000,000 in the aggregate;

•	discontinue any material line of business;

•	liquidate, dissolve, or reorganize;

•

(A) other than as required by Law, the terms of a written employment agreement or routine raises in the ordinary course of business consistent with past practice, increase the annual level of base compensation, wages, bonuses, incentive compensation, pension, severance or termination pay or any other compensation or benefits, payable or to become payable to any current or former director, officer, employee or independent contractor of Arko or its subsidiaries, (B) hire any individual to be employed by Arko or its subsidiaries or with annual base salary and/or guaranteed compensation in excess of $250,000, other than those for whom an offer of employment has already been extended prior to the date hereof; (C) enter into any new employment, loan, retention, consulting, indemnification, change-in-control, termination or similar agreement or contract with, or amend the terms of existing agreements or contracts with any current director, officer or employee with an annual base salary or guaranteed compensation in excess of $250,000, or any independent contractor with either annualized compensation or the total value of the contract is in excess of $250,000, of any of Arko and its subsidiaries; or (D) except to the extent required pursuant to any Company Employee Benefit Plan or Labor Agreement as in effect on the date of the Business Combination Agreement, establish, adopt, enter into any new, amend, terminate, or take any action to accelerate rights under, any Company Employee Benefit Plan or plan, program, policy, practice, agreement or arrangement that would be a Company Employee Benefit Plan if it had been in effect on the date of the Business Combination Agreement (except that Arko and its subsidiaries may enter into offer letters and employment agreements with newly hired employees in the ordinary course of business in compliance with clause (B) hereof);

•

(A) terminate, materially amend or modify, or waive any material rights under, any Material Contract or material Real Property Lease or (B) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of the Business Combination Agreement, in each case other than in the ordinary course of business (including letting Material Contracts and material Real Property Leases expire or be replaced in the ordinary course of business consistent with past practice and purchasing real estate pursuant to a right of first refusal or right of first offer contained in Real Property Leases for an amount not exceeding $1,000,000 individually or $3,000,000 in the aggregate);

•

terminate, cancel or let lapse, in each case voluntarily, a material existing insurance policy covering Arko and its subsidiaries and their respective properties, assets and businesses, unless substantially concurrently with such termination, cancellation or lapse, replacement policies underwritten by reputable insurance companies providing coverage at least substantially equal in all material respects to the coverage under the terminated, canceled or lapsed policies, as applicable, are entered into

•

amend, modify or extend, in each case in any material respect, any existing Labor Agreement, or enter into any new agreement or arrangement that would be a Labor Agreement if it had been in effect on the date of the Business Combination Agreement, except (A) as required by Law or as required pursuant to an applicable Contract in effect as of the date of the Business Combination Agreement or (B) where such actions are made in the ordinary course of business on terms that do not impose any additional material obligations;

•	make any material change to its methods of financial accounting, except as required by IFRS or GAAP (or any interpretation thereof) or a Governmental Authority or quasi-Governmental Authority;

•

(A) change any material aspect of its method of Tax accounting, (B) file any material amendment to a material Tax Return, (C) settle or compromise any audit or proceeding with respect to material Tax matters, or (D) surrender any right to claim a material Tax refund;

•

merge or consolidate Arko or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of Arko or any of its subsidiaries, other than solely among subsidiaries of Arko and so long as such transaction would not be adverse in any material respect to Haymaker, New Parent, Merger Sub I or Merger Sub II and would not reasonably be expected to prevent, impede or delay the consummation of any of the First Merger, Second Merger or the other Transactions;

•

commit or authorize any capital commitment or capital expenditure (or series of capital commitments or capital expenditures), other than capital expenditures contemplated by Arko and its subsidiaries’ capital expenditure budget delivered to Haymaker on or prior to the date hereof and the purchase of real estate pursuant to a right of first refusal or right of first offer contained in a Real Property Leases for an amount not exceeding $1,000,000 individually or $3,000,000 in the aggregate;

•

enter into, engage in or amend any transaction or Contract with any Affiliates, or current or former director or officer of Arko or any of his or her immediate family member, or any holder of five percent (5%) or more of the outstanding Company Shares (“Related Party”) or any interested parties (in Hebrew: ‘Ba’aley Inyan’), except for transactions between Arko and its subsidiaries on arm’s length terms;

•

release, compromise, assign, settle or agree to settle any proceeding, disputes or claims other than settlements that result solely in monetary obligations of Arko or its subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by New Parent, Haymaker, First Surviving Company or any of their respective subsidiaries) of an amount not greater than $1,000,000 in the aggregate; or

•	enter into any binding agreement or otherwise make a binding commitment, to do any of the foregoing.

Board of Directors

Immediately following the Closing, the directors and officers of the First Surviving Company, the Second Surviving Company, and their respective subsidiaries will be the individuals determined by the Chief Executive Officer of Arko prior to Closing. Any such appointed directors will be officers or employees of New Parent or its subsidiaries after the Closing except for (i) any external or independent directors of the Second Surviving Company that may be required by the ICL and (ii) a director of GPM Petroleum GP, LLC, which will be appointed by Invesco Advisers, Inc. from time to time.

The officers and directors of New Parent, as of immediately following the First Effective time, will be determined by the parties prior to Closing. At the Closing, the New Parent Board will initially have seven members, with four members designated by Arko (one of which shall be Arie Kotler, who will serve as Chairman), two members designated by Haymaker (which shall be Andrew Heyer and Steven Heyer) and one member to be mutually agreed upon by Arko and Haymaker. New Parent will have a classified board, and the Haymaker designees will be included in the “class” of directors with the longest initial term after the Closing. The New Parent Board shall comply with Nasdaq Stock Market requirements, including with respect to independence and committee composition.

Conditions to Closing of the Business Combination

The obligations of the parties to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or waiver (where permissible) by Haymaker and Arko of the following conditions: (a) the Haymaker Stockholder Approval shall have been received by Haymaker, (b) the Company Shareholder Approval shall have been received by Arko, (c) no governmental authority shall have enacted, issued, promulgated, enforced or entered in any law, rule, regulation, judgment, decree, writ, injunction, determination, order or award which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions, (d) all required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the First Merger and the Second Merger under the HSR Act shall have expired or terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained, (e) 50 days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and 30 days shall have elapsed after the approval of the Second Merger by the shareholders of each of Arko and Merger Sub II, (f) the consents, approvals and authorizations legally required to be obtained to consummate the Transactions shall have been obtained and made, (g) certain third-party consents, approvals and authorizations required to be obtained to consummate the Transactions shall have been obtained, (h) (A) the shares of New Parent Common Stock issuable in connection with the Transactions shall be duly authorized by the New Parent Board and New Parent’s organizational documents and (B) New Parent shall satisfy any applicable initial and continuing listing requirements of the Nasdaq Stock Market and TASE, New Parent shall not have received any notices of non-compliance therewith, and the shares of New Parent Common Stock shall have been approved for listing on the Nasdaq Stock Market and TASE, (i) the transactions contemplated by the GPM Equity Purchase Agreement shall be consummated by the parties thereto substantially concurrently, and (j) the Haymaker Proxy Statement/Prospectus and Registration Statement shall have become effective, no stop order shall have been issued by the SEC and remain in effect and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending.

Haymaker, New Parent, Merger Sub I and Merger Sub II Conditions to Closing

The obligations of Haymaker, New Parent, Merger Sub I and Merger Sub II to consummate the First Merger, the Second Merger and the other Transactions are subject to the satisfaction or waiver (where permissible) by Haymaker of the following additional conditions:

•

The representations and warranties of Arko contained in the Business Combination Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, would not cause a Company Material Adverse Effect (the “Arko Representation Condition”).

•

Arko shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Second Effective Time (the “Arko Covenant Condition”).

•

Arko shall have delivered to Haymaker a certificate, dated the Closing Date, signed by an authorized officer of Arko certifying (i) as to the satisfaction of the Arko Representation Condition or the Arko Covenant Condition and (ii) the calculation of the Company Per Share Value as of the Second Effective Time (with such supporting materials and calculations thereof as Haymaker may reasonably request).

•

Arko shall have delivered to Haymaker a certificate, dated the Closing Date, signed by the Secretary of Arko certifying as to the Company Shareholder Approval and to the resolutions of the Company Audit Committee and the Company Board authorizing and approving the Business Combination Agreement, the Second Merger and the other Transactions.

•	Since the date of the Business Combination Agreement, no Company Material Adverse Effect shall have occurred.

•

Arko shall have delivered, or caused to be delivered, to Haymaker a counterpart signature of the Registration Rights and Lock-Up Agreement executed by the Key Arko Shareholders and the GPM Minority Investors.

•

The closing of the transactions contemplated by that certain Asset Purchase Agreement by and between GPM Southeast, LLC, GPM Petroleum, LLC, Empire Petroleum Partners, LLC, and the entities listed on Schedule I thereto, dated as of December 17, 2019 (the “Empire Agreement”), shall have been consummated without any amendment or waiver of the Empire Agreement that is adverse to Arko and its subsidiaries in any material respect (which condition has been satisfied).

Arko Conditions to Closing

The obligations of Arko to consummate the Second Merger and the other Transactions are subject to the satisfaction or waiver (where permissible) by Arko of the following additional conditions:

•

The representations and warranties of Haymaker, New Parent, Merger Sub I and Merger Sub II contained in the Business Combination Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Haymaker Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Haymaker Material Adverse Effect (the “Haymaker Representation Condition”).

•

Each of Haymaker, New Parent, Merger Sub I and Merger Sub II, respectively, shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Second Effective Time (the “Haymaker Covenant Condition”).

•

Haymaker shall have delivered to the Company a certificate, dated the Closing Date, signed by an authorized officer of Haymaker, certifying as to the satisfaction of the Haymaker Representation Condition and the Haymaker Covenant Condition.

•

Haymaker shall have delivered to Arko a certificate, dated the Closing Date, signed by the Secretary of Haymaker certifying as to the resolutions of Haymaker’s, New Parent’s, Merger Sub I’s and Merger Sub II’s respective board of directors unanimously authorizing and approving the Business Combination Agreement and the other Transactions and respective stockholders, as applicable, authorizing and approving the Business Combination Agreement and the other Transactions.

•	The individuals set forth on Exhibit D of the Business Combination Agreement shall have been appointed to the New Parent Board effective as of the First Effective Time.

•	Haymaker shall have delivered, or caused to be delivered, to Arko a counterpart signature of the Registration Rights and Lock-Up Agreement executed by Haymaker.

•	Haymaker and New Parent shall have delivered, or caused to be delivered, to Arko a fully executed Warrant Amendment.

•	The Available Cash shall be equal to or greater than $275,000,000.

•

On or prior to the First Merger, Haymaker shall deliver to New Parent a properly executed certification that shares of capital stock of Haymaker and warrants to acquire such capital stock are not “U.S. real property interests” in accordance with the Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), together with a notice to the IRS (which shall be filed by Haymaker with the IRS following the First Merger within the time period provided by applicable Treasury Regulations) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated at any time prior to the First Effective Time, as follows:

(a)	By mutual written consent of Haymaker and Arko.

(b)

By either Haymaker or Arko if the First Effective Time shall not have occurred on or before January 31, 2021 (the “Outside Date”); provided that the Outside Date shall be automatically extended without any further action by any party until March 31, 2021 if the Registration Statement has not been declared effective by the SEC prior to November 12, 2020; provided, further, that the Business Combination may not be terminated by or on behalf of any party that is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the primary cause of the failure of a condition set forth in Article VII of the Business Combination Agreement to be satisfied on or prior to the Outside Date.

(c)

By either Haymaker or Arko if any governmental authority enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions.

(d)	By either Haymaker or Arko if the Haymaker Stockholder Approval is not adopted and approved by the requisite Haymaker stockholders at the Haymaker Stockholders’ Meeting;

(e)	By either Haymaker or Arko if the Company Shareholder Approval is not adopted and approved by the requisite Company Shareholders at the Company Shareholders’ Meeting;

(f)

By Haymaker upon a breach of any representation, warranty, covenant or agreement on the part of Arko set forth in the Business Combination Agreement, or if any representation or warranty of Arko shall have become untrue, in either case such that the Arko Representation Condition or the Arko Covenant Condition would not be satisfied (“Terminating Company Breach”); provided, that Haymaker has not waived such Terminating Company Breach and Haymaker, New Parent, Merger Sub I or Merger Sub II are not then in breach of any representation, warranty, covenant or agreement on the part of Haymaker, New Parent, Merger Sub I or Merger Sub II set forth in the Business Combination Agreement such that the Haymaker Representation Condition or the Haymaker Covenant Condition would not be satisfied; provided, however, that, if such Terminating Company Breach is curable by Arko, Haymaker may not terminate the Business Combination Agreement pursuant to a Terminating Company Breach unless such breach is not cured by the earlier of (i) 30 days after notice of such breach is provided by Haymaker to Arko; and (ii) 5 Business Days prior to the Outside Date.

(g)

By Arko upon a breach of any representation, warranty, covenant or agreement on the part of Haymaker, New Parent, Merger Sub I and Merger Sub II, set forth in the Business Combination Agreement, or if any representation or warranty of Haymaker, New Parent, Merger Sub I and Merger Sub II shall have become untrue, in either case such that the Haymaker Representation Condition and the Haymaker Covenant Condition would not be satisfied (“Terminating Haymaker Breach”); provided, that Arko has not waived such Terminating Haymaker Breach and Arko is not then in breach of any representation, warranty, covenant or agreement on the part of Arko set forth in the Business Combination Agreement such that the Arko Representation Condition or the Arko Covenant Condition would not be satisfied; provided, however, that, if such Terminating Haymaker Breach is curable by Haymaker, New Parent, Merger Sub I and Merger Sub II, Arko may not terminate the Business Combination Agreement pursuant to a Terminating Haymaker Breach unless such breach is not cured by the earlier of (i) 30 days after notice of such breach is provided by Arko to Haymaker; and (ii) 5 Business Days prior to the Outside Date.

(h)

By Haymaker at any time prior to the receipt of the Company Shareholder Approval, if (A) the Company Board shall have made a Company Adverse Approval Change or (B) at any time after a Company Acquisition Proposal is publicly announced or becomes generally known to the public, Arko shall have failed to publicly reaffirm the Company Board Approval within 10 Business Days after receipt of a written request from Haymaker to do so.

(i)

By Arko at any time prior to receipt of the Company Shareholder Approval, in order for Arko to enter into a definitive agreement with respect to a Company Superior Proposal as contemplated by Section 6.06(a)(iv) of the Business Combination Agreement; provided that prior to, or concurrently with such termination, and as a condition to the effectiveness of such termination, Arko pays or causes to be paid to Haymaker the Company Termination Fee.

If the Business Combination Agreement is (x) terminated by Haymaker pursuant to clause (h) above, (y) by Arko pursuant to clause (i) above or (z) pursuant to clauses (b) or (f) above and (A) a Company Acquisition Proposal shall have been received by Arko or its representatives or a person has publicly announced an intention to make a Company Acquisition Proposal (as defined in the Business Combination Agreement) prior to the termination of the Business Combination Agreement, (B) within 6 months after the date of such termination, Arko enters into a definitive agreement in respect of any Company Acquisition Proposal and (C) within 12 months after the date of such termination, Arko consummates any Company Acquisition Proposal (provided that for purposes of clauses (B) and (C), each reference to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%”) then, in each case of (x), (y), and (z), Arko shall pay, or cause to be paid, to Haymaker a termination fee of $21,518,202 (the “Company Termination Fee”) in accordance with the Business Combination Agreement. In no event shall Arko be required to pay the Company Termination Fee on more than one occasion.

In the event of any payment of the Company Termination Fee to Haymaker, Haymaker will allocate any such amounts as follows (and with the following priority): (i) to pay the expenses of Haymaker incurred in connection with the Proposed Transaction; (ii) to purchase from the Sponsor the Private Placement Warrants that the Sponsor purchased in connection with the IPO; (iii) to reimburse Haymaker for its expenses in connection with the Proposed Transaction or any other potential business combinations; (iv) to pay $25,000 to the Sponsor; and (v) to pay any taxes applicable to Haymaker. Haymaker will cause the amount of the applicable Company Termination Fee remaining after such payments to be paid to the Public Stockholders at the time of the Haymaker’s liquidation on a pro rata basis based on the number of shares of Haymaker Class A Common Stock held by such Public Stockholders.

Notwithstanding anything to the contrary, except in the case of fraud, if Arko pays the Company Termination Fee to Haymaker, such payment shall constitute the sole and exclusive remedy of Haymaker, New Parent, Merger Sub I and Merger Sub II against Arko and its subsidiaries, representatives or assignees (together with Arko, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of the Business Combination Agreement or the Transactions.

Amendment; Waiver and Extension of the Business Combination Agreement

The Business Combination Agreement may be amended by the parties thereto by action taken by or on behalf of their respective boards of directors at any time prior to the First Effective Time; provided, however, and subject to adjustments expressly set forth in the Business Combination Agreement, that, after the approval and adoption of the Business Combination Agreement and the Transactions by the shareholders of Arko, no amendment may be made that would reduce the amount or change the type of consideration into which each Company Share shall be converted upon consummation of the Second Merger. The Business Combination Agreement may not be amended except by an instrument in writing signed by each of the parties to the Business Combination Agreement.

At any time prior to the First Effective Time, any party to the Business Combination Agreement may (a) extend the time for the performance of any obligation or other act of any other party thereto, (b) waive any inaccuracy in the representations and warranties of any other party contained therein or in any document delivered pursuant thereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained therein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Governing Law; Consent to Jurisdiction

The Business Combination Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that state, provided that the Second Merger, and such other provisions of the Business Combination Agreement expressly required by the terms of the Business Combination Agreement to be governed by the ICL, shall be governed by the ICL and its regulations. All actions and proceedings arising out of or relating to the Business Combination Agreement shall be heard and determined exclusively in any Delaware Chancery Court, or if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware. The parties to the Business Combination Agreement (a) submit to the exclusive jurisdiction of the Delaware Chancery Court (or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware) for the purpose of any action arising out of or relating to the Business Combination Agreement or any other Transaction Document brought by any party thereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that the Business Combination Agreement or the Transactions may not be enforced in or by any of the above-named courts.

Expenses

Except as otherwise set forth in the Business Combination Agreement or any Transaction Document, if the Transactions are not consummated, all expenses incurred in connection with the Business Combination Agreement and the Transactions shall be paid by the party incurring such expenses; provided that Arko shall pay any filing or similar fees with respect to any regulatory or governmental approval (including any fees with respect to notifications required under the HSR Act). Notwithstanding the foregoing, since the fees and expenses are incurred as part of the registration of the securities of New Parent in Nasdaq, if the Transactions are consummated, all fees and expenses of the parties incurred prior to or as of the Closing will be fully charged to New Parent or Haymaker and will be fully assumed and paid by New Parent or Haymaker at Closing.

Vote Required for Approval

The Closing is conditioned on the approval of the Lock-Up Agreement Proposal and Incentive Plan Proposal at the special meeting.

The Business Combination Proposal will be approved and adopted if the holders of a majority of the shares of Haymaker common stock represented in person (which would include presence at a virtual meeting) or by proxy and voted thereon at the special meeting vote “FOR” the Business Combination Proposal.

Recommendation of the Board

HAYMAKER’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION, THE FIRST MERGER AND THE OTHER TRANSACTIONS

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the Business Combination Agreement, which are referred to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The descriptions below are qualified by reference to the actual text of these agreements. You are encouraged to read the Related Agreements in their entirety.

GPM Equity Purchase Agreement

In connection with the Business Combination Agreement, New Parent, Haymaker, and the GPM Minority Investors entered into the GPM Equity Purchase Agreement, a copy of which is attached to this proxy statement/prospectus as Annex F. The GPM Equity Purchase Agreement provides, among other things:

Purchase and Sale

On the Closing Date, New Parent will purchase from the GPM Minority Investors all of their (a) direct and indirect membership interests in GPM, (b) warrants, options or other rights to purchase or otherwise acquire securities of GPM, equity appreciation rights or profits interests relating to GPM, and (c) obligations, evidences of indebtedness or other securities or interests, but only to the extent convertible or exchange into securities described in clauses (a) or (b), including its membership interests (the “Equity Securities”). In exchange for such Equity Securities, the GPM Minority Investors will receive shares of New Parent Common Stock and Ares will receive the New Ares Warrants (as described below).

Ares Put Right

Within the 30-day period (the “Election Period”) following February 28, 2023 (the “Trigger Date”), Ares has a right to require New Parent to purchase the shares of New Parent Common Stock received by Ares pursuant to the GPM Equity Purchase Agreement (the “Ares Shares”) at a price (the “Put Price”) of $12.935 per share, subject to certain adjustment for dividends and as described below (such right, the “Ares Right”). The Ares Right may be exercised by delivering written notice to New Parent within the Election Period. Upon receipt of such notice, New Parent will have the option to either purchase the Ares Shares for cash, or in lieu of such purchase, New Parent may issue additional shares of New Parent Common Stock (the “Additional Shares”) to Ares (with the value based on the New Parent VWAP) in an amount sufficient so that the value of the Ares Shares and the Additional Shares, and any dividends, distributions, or other payments received in respect of the Ares Shares or Ares’ membership interest in GPM collectively equal $27,294,053, or to the extent that Ares has transferred a portion, but not all of the Ares Shares, the applicable pro rata amount thereof, based on the New Parent VWAP. The Put Price shall be adjusted proportionately to reflect any stock split, reverse stock split, or other similar adjustment in respect of the New Parent Common Stock during the Holding Period. The Ares Right will automatically expire upon the earliest of (i) if during the period between the Closing Date and the Trigger Date (the “Holding Period”), the shares of New Parent Common Stock trade at a sale price of at least 105% of the Put Price on any 20 trading days within any 30 trading day period (such 30 day period, the “Sale Window”); provided that (a) during such 20 trading days the average number of shares of New Parent Common Stock traded per trading day is at least 1.25 million and (b) the Ares Shares are freely tradeable during the entirety of the Sale Window, (ii) if Ares sells or otherwise transfers any of the Ares Shares during the Holding Period to a party that is not an affiliate or a fund, investment vehicle or other entity that is controlled managed or advised by Ares or any of its affiliates, or (iii) Ares does not provide the notice of exercise of the Ares Right within the Election Period.

At the closing of the Business Combination, Ares will exchange its warrants to acquire membership interest in GPM (the “Existing Ares Warrants”) for warrants to purchase 1.1 million shares of New Parent Common Stock for an exercise price of $10.00 per share, with an exercise period of 5 years from the Closing Date (the “New Ares Warrants”).

For purposes of the Ares Right, “New Parent VWAP” is defined as the volume weighted average price of New Parent Common Stock for a 30-day trading day period ending on the Trigger Date (or, if the Trigger Date is not a trading day, ending on the trading day immediately preceding the Trigger Date), on Nasdaq or other stock exchange or, if not then listed, New Parent’s principal trading market, in any such case, as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar.

Registration Rights and Lock-Up Agreement

In connection with the Proposed Transactions, New Parent will enter into the Registration Rights and Lock-Up Agreement at Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, New Parent will be obligated to file a registration statement to register the resale of certain securities of New Parent held by the Holders (as defined in the Registration Rights and Lock-Up Agreement). The Registration Rights and Lock-Up Agreement also provides for certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides that the Holders be subject to certain restrictions on transfer of New Parent Common Stock for 180 days following the Closing, subject to certain exceptions. The Registration Rights and Lock-Up Agreement will replace the letter agreement, dated June 6, 2019, pursuant to which the initial stockholder of Haymaker and its directors and officers had agreed to, among other things, certain restrictions on the transfer of Haymaker Class A Common Stock (and any securities into which such Haymaker Class A Common Stock is convertible into) for one year following the Closing, subject to certain exceptions.

Voting Support Agreements

In connection with the execution of the Business Combination Agreement, Haymaker entered into Voting Support Agreements (each, a “Voting Support Agreement” and collectively, the “Voting Support Agreements”), one with Morris Willner and his affiliates WRDC Enterprises and Vilna Holdings, and one with Arie Kotler and his affiliates KMG Realty LLC and Yahli Group Ltd. (together with Morris Willner and Vilna Holdings, the “Voting Support Shareholders”). Pursuant to the Voting Support Agreements, the Voting Support Shareholders, as Arko shareholders, have agreed to vote, subject to certain exceptions, all of their Arko Ordinary Shares (a) in favor of the approval and adoption of the Business Combination Agreement, the GPM Equity Purchase Agreement, and related transaction documents, (b) in favor of any matter reasonably necessary to the consummation of the Business Combination and considered and voted upon by Arko, (c) in favor of any proposal to adjourn or postpone to a later date any meeting of the shareholders of Arko at which any of the foregoing matters are submitted for consideration and vote of the Arko shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (d) against at any action, agreement or transactions (other than the Business Combination Agreement and the transactions contemplated thereby) or proposal that would reasonably be expected to (i) prevent, impede, delay or adversely affect in any material respects the transactions contemplated by the Business Combination Agreement or any other transaction document or (ii) result in failure of the transactions contemplated by the Business Combination to be consummated.

Additionally, each of Arie Kotler and Morris Willner has agreed for himself, and on behalf of any affiliates holding Arko Ordinary Shares, to elect either Option A or Option B. Each of Mr. Kotler and Mr. Willner has also agreed to not to, among other things, sell, assign, transfer, or dispose of any of the Arko Ordinary Shares they hold.

Warrant Amendment

At the First Effective Time, Haymaker, New Parent, and Continental Stock Transfer & Trust Company will enter into the warrant assignment, assumption and amendment agreement. Such agreement will amend the Haymaker Warrant Agreement, as Haymaker will assign all its rights, title and interest in the Haymaker Warrant

Agreement to New Parent. Pursuant to the amendment, all Haymaker Warrants will no longer be exercisable for shares of Haymaker Class A Common Stock, but instead will be exercisable for shares of New Parent Common Stock on substantially the same terms that were in effect prior to the First Effective Time under the terms of the Haymaker Warrant Agreement.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, New Parent entered into the Sponsor Support Agreement with the Sponsor, and for purposes of Section 6 and Section 12 thereof, Andrew R. Heyer and Steven J. Heyer, pursuant to which the Sponsor has agreed to vote all of its shares of Haymaker common stock (a) in favor of the approval and adoption of the Business Combination Agreement, GPM Equity Purchase Agreement, and other transaction documents, (b) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the Business Combination Agreement, and (c) against at any action, agreement or transactions (other than the Business Combination Agreement and the transactions contemplated thereby) or proposal that would reasonably be expected to (i) prevent or materially delay the transactions contemplated by the Business Combination Agreement or any other transaction document or (ii) result in failure of the transactions contemplated by the Business Combination to be consummated. In addition, the Sponsor, Andrew R. Heyer and Steven J. Heyer (each, a “Specified Holder”) have agreed to vote, or cause to be voted, all shares of New Parent Common Stock owned beneficially or of record, whether directly or indirectly, by such Specified Holder or any of its affiliates, or over which such Specified Holder or any of its affiliates maintains or has voting control, directly or indirectly, in favor of Arie Kotler if he is a nominee for election to the board of directors of New Parent from the Closing for a period of up to seven years following of the Closing, subject to certain exceptions contained in the Sponsor Support Agreement.

Following the First Effective Time, (i) the Sponsor will automatically forfeit 1,000,000 shares of New Parent Common Stock and 2,000,000 New Parent Warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,000,000 shares of New Parent Common Stock that would otherwise be issuable to the Sponsor will be deferred (subject to certain triggering events). For more information about the Sponsor’s right to receive Deferred Shares, see the section entitled “Consideration to be Received in the Business Combination—Forfeiture and Deferral of New Parent Equity Held by the Sponsor.”

Voting Letter Agreement

In connection with the Proposed Transactions, Arie Kotler, Morris Willner, WRDC Enterprises and Vilna Holdings entered into a letter agreement (the “Voting Letter Agreement”). Pursuant to the Voting Letter Agreement, until the seventh anniversary of the Closing, each of Morris Willner and Vilna Holdings (each, a “Willner Party”) shall vote, or cause to be voted, all shares of New Parent Common Stock owned beneficially or of record, whether directly or indirectly, by such Willner Party or any of its affiliates, or over which such Willner Party or any of its affiliates maintains or has voting control, directly or indirectly, at any annual or special meeting of stockholders of New Parent (including, if applicable, through the execution of one or more written consents if the stockholders of New Parent are requested to act through the execution of written consent), in favor of Arie Kotler if he is a nominee for election to the board of directors of New Parent.

Termination Fee Letter Agreement

On September 8, 2020, Haymaker and the Sponsor entered into a letter agreement related to the Company Termination Fee (the “Termination Fee Letter Agreement”). In the event of any payment of the Company Termination Fee to Haymaker, Haymaker will allocate any such amounts as follows (and with the following priority): (i) to pay the expenses of Haymaker incurred in connection with the Proposed Transaction; (ii) to purchase from the Sponsor the Private Placement Warrants that the Sponsor purchased in connection with the IPO; (iii) to reimburse Haymaker for its expenses in connection with the Proposed Transaction or any other potential business combinations; (iv) to pay $25,000 to the Sponsor; and (v) to pay any taxes applicable to Haymaker. Haymaker will cause the amount of the applicable Company Termination Fee remaining after such payments to be paid to the Public Stockholders at the time of the Haymaker’s liquidation on a pro rata basis based on the number of shares of Haymaker Class A Common Stock held by such Public Stockholders.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE REDEMPTION AND THE BUSINESS COMBINATION

The following is a discussion of certain U.S. federal income tax consequences for (i) holders of Haymaker Class A Common Stock who elect to have their Haymaker Class A Common Stock redeemed for cash, (ii) holders of Haymaker Class A Common Stock and Arko Ordinary Shares who exchange their Haymaker Common Stock or Arko Ordinary Shares, as the case may be, for New Parent Class A Common Stock and, if so elected by holders of Arko Ordinary Shares or to avoid the issuance of fractional shares, cash in the Business Combination and (iii) holders of Haymaker Warrants who exchange their Haymaker Warrants for New Parent Warrants. This discussion applies only to Haymaker Class A Common Stock, Haymaker Warrants or Arko Ordinary Shares, as the case may be, held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not address all U.S. federal income tax consequences that may be relevant to your particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•

persons holding Haymaker Class A Common Stock, Haymaker Warrants or Arko Ordinary Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Haymaker Class A Common Stock, Haymaker Warrants or Arko Ordinary Shares being taken into account in an applicable financial statement;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	regulated investment companies (RICs) or real estate investment trusts (REITs);

•	persons who received Haymaker Class A Common Stock, Haymaker Warrants or Arko Ordinary Shares as compensation for services;

•	persons who own or are deemed to own 10% or more (by vote or value) of the stock of Haymaker or Arko;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

In addition, this discussion does not address the U.S. federal income tax consequences to persons who actually or constructively own both Haymaker Class A Common Stock and Arko Ordinary Shares immediately prior to the Business Combination. The application and the consequences of the rules described below to persons who own shares of both Haymaker Class A Common Stock and Arko Ordinary Shares immediately prior to the Business Combination may differ from the application and the consequences of such rules to persons who own solely Haymaker Class A Common Stock or Arko Ordinary Shares immediately prior to the Business Combination. Persons who own shares of Haymaker Class A Common Stock and Arko Ordinary Shares immediately prior to the Business Combination should consult their tax advisors regarding the application and the consequences of the rules below to them in light of their particular circumstances.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the tax treatment of your partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities) and the partners (or other owners) in such partnerships (or such other pass-through entities) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of Haymaker Class A Common Stock, Haymaker Warrants or Arko Ordinary Shares, as the case may be, who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•

an entity treated as a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of Haymaker Class A Stock, Haymaker Warrants or Arko Ordinary Shares, as the case may be, who is neither a U.S. holder nor an entity classified as a partnership for U.S. federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Tax Considerations of the Redemption to the Holders of Haymaker Class A Common Stock

The following does not purport to be a complete analysis of all potential tax effects stemming from the completion of the Business Combination that are associated with certain redemptions of Haymaker Class A Common Stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this section applies and could affect the accuracy of the statements herein. Haymaker did not obtain a tax opinion regarding the U.S. federal income tax consequences of the Business Combination and has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a position contrary to the tax consequences discussed below.

U.S. Holders

Redemption of Haymaker Class A Common Stock. In the event that a U.S. holder’s Haymaker Class A Common Stock is redeemed pursuant to the redemption provisions described in the section entitled “The Special Meeting of Haymaker Stockholders—Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Haymaker Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of the Haymaker Class A Common Stock, the U.S. holder will be treated as described under “—U.S. Holders—Gain or Loss on Redemption Treated as a Sale of Haymaker Class A Common Stock” below. If the redemption does not qualify as a sale of the Haymaker Class A Common Stock, the U.S. holder will be treated as receiving a corporate distribution with the tax consequences described below under “—U.S. Holders—Taxation of Redemption Treated as a Distribution.”

Whether a redemption qualifies for sale treatment will depend largely on whether the U.S. holder owns any of Haymaker’s stock following the redemption (including any stock treated as constructively owned by the U.S. holder as a result of owning warrants or by attribution from certain related individuals and entities), and if so, the total number of shares of Haymaker’s stock held by the U.S. holder both before and after the redemption (including any stock constructively treated as owned by the U.S. holder as a result of owning warrants or by attribution from certain related individuals and entities) relative to all of Haymaker’s shares outstanding both before and after the redemption. The redemption of Haymaker Class A Common Stock generally will be treated as a sale of the Haymaker Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in Haymaker or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of our stock that are constructively owned by it. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock that the U.S. holder has a right to acquire by exercise of an option, which would generally include Haymaker Class A Common Stock that could be acquired pursuant to the exercise of the Haymaker Warrants. Moreover, any Haymaker stock that a U.S. holder constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of Haymaker’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of Haymaker Class A Common Stock must, among other requirements, be less than 80% of the percentage of Haymaker’s outstanding voting stock actually and constructively owned by such U.S. holder immediately before the redemption (taking into account both redemptions by other holders of Haymaker Class A Common Stock and the shares of New Parent Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a U.S. holder’s interest if either (i) all of the shares of our capital stock actually and constructively owned by the U.S. holder are redeemed or (ii) all of the shares of our capital stock actually owned by the U.S. holder are redeemed, the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of Haymaker Class A Common Stock will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Haymaker. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Haymaker will depend on the particular facts and circumstances. However, the

IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution, and the tax effects will be as described under “—U.S. Holders—Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. holder in the redeemed Haymaker Class A Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Gain or Loss on Redemption Treated as a Sale of Haymaker Class A Common Stock. If the redemption qualifies as a sale of Haymaker Class A Common Stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized in the redemption and the U.S. holder’s adjusted tax basis in its disposed of Haymaker Class A Common Stock. The amount realized is the sum of the amount of cash and the fair market value of any property received and a U.S. holder’s adjusted tax basis in its Haymaker Class A Common Stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder that were treated as a return of capital for U.S. federal income tax purposes.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Haymaker Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Haymaker Class A Common Stock may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Taxation of Redemption Treated as a Distribution. If the redemption does not qualify as a sale of Haymaker Class A Common Stock, a U.S. holder will generally be treated as receiving a distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Haymaker Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Haymaker Class A Common Stock as described under “—U.S. Holders—Gain or Loss on Redemption Treated as a Sale of Haymaker Class A Common Stock” above.

Dividends (including constructive dividends paid pursuant to a redemption of Haymaker Class A Common Stock) Haymaker pays to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends (including constructive dividends paid pursuant to a redemption of Haymaker Class A Common Stock) treated as investment income for purposes of investment interest deduction limitations), and provided that certain holding period requirements are met, dividends Haymaker pays to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Haymaker Class A Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Information Reporting and Backup Withholding. In general, information reporting requirements will generally apply to dividends (including constructive dividends paid pursuant to a redemption of Haymaker Class A Common Stock) paid to a U.S. holder and to the proceeds of the sale or other disposition of shares of Haymaker Class A Common Stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or a certification of exempt status, or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s federal income tax liability provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Redemption of Haymaker Class A Common Stock. The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s Haymaker Class A Common Stock pursuant to the redemption provisions described in the section entitled “The Special Meeting of Haymaker Stockholders—Redemption Rights” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s Haymaker Class A Common Stock, as described under “U.S. Holders—Redemption of Haymaker Class A Common Stock” above, and the consequences of the redemption to the Non-U.S. holder will be as described below under “Non-U.S. Holders—Gain on Redemption Treated as a Sale of Haymaker Class A Common Stock” and “Non-U.S. Holders—Taxation of Redemption Treated as a Distribution,” as applicable.

Gain on Redemption Treated as a Sale of Haymaker Class A Common Stock. A Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized on a redemption treated as a sale of Haymaker Class A Common Stock unless:

•

the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met; or

•

Haymaker is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held Haymaker Class A Common Stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of shares of Haymaker Class A Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of Haymaker Class A Common Stock (Haymaker would be treated as a buyer with respect to a redemption of Haymaker Class A Common Stock) may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. Haymaker believes that it is not, and has not been at any time since its formation, a United States real property holding corporation.

Taxation of Redemption Treated as a Distribution. If the redemption does not qualify as a sale of Haymaker Class A Common Stock, a Non-U.S. holder will generally be treated as receiving a distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Haymaker’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Haymaker’s current and accumulated earnings and profits, will constitute a return of capital that will be applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in Haymaker Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Haymaker Class A Common Stock and will be treated as described under “Non-U.S. Holders—Gain on Redemption Treated as a Sale of Haymaker Class A Common Stock” above. In general, with respect to any distributions that constitute dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, Haymaker will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (on an IRS Form W-8BEN or W-8BEN-E or other applicable documentation).

If dividends paid to a Non-U.S. holder are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. holder will be exempt from the 30% U.S. federal withholding tax described above if such Non-U.S. holder furnishes to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding. Payments of dividends (including constructive dividends received pursuant to a redemption of Haymaker Class A Common Stock) on Haymaker Class A Common Stock will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any payments of dividends on Haymaker Class A Common Stock paid to the Non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of Haymaker Class A Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of Haymaker Class A Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Sections 1471 to 1474 of the Code (such sections commonly referred to as “FATCA”) impose withholding of 30% on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on Haymaker Class A Common Stock to stockholders that fail to meet prescribed information reporting or certification requirements. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8BEN, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and “non-financial foreign entities” unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interest in or accounts with those entities) have been satisfied, or an exemption applies (typically certified to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution or a non-financial foreign entity generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of Haymaker Class A Common Stock.

U.S. Federal Income Tax Considerations of The Business Combination for Haymaker and Arko Shareholders and for Haymaker Warrantholders

The following is a discussion of the material U.S. federal income tax consequences for (1) holders who exchange their Haymaker Class A Common Stock or Arko Ordinary Shares, as the case may be, for New Parent Common Stock and, if so elected by holders of Arko Ordinary Shares or to avoid the issuance of fractional shares, cash in the Business Combination and (2) holders who receive New Parent Warrants in the Business Combination. This discussion applies only to Haymaker Class A Common Stock, Haymaker Warrants and Arko Ordinary Shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion assumes that the First Merger and Second Merger will be consummated as described in the Business Combination Agreement and in this joint proxy and solicitation statement/prospectus. Each of Haymaker and Arko intends to take the position that the Mergers, taken together with the GPM Equity Purchase Agreement, qualify as a transaction described in Section 351 of the Code.

The following does not purport to be a complete analysis of all potential tax effects for holders of Haymaker Class A Common Stock, Haymaker Warrants or Arko Ordinary Shares, as the case may be, stemming from the completion of the Business Combination. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this section applies and could affect the accuracy of the statements herein. Neither Haymaker nor Arko has sought and neither of them will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a position contrary to the tax consequences discussed below.

U.S. Federal Income Tax Consequences for U.S. Holders

Receipt of New Parent Common Stock. Subject to the discussion below regarding Haymaker Warrants, the receipt of shares of New Parent Common Stock in exchange for Haymaker Class A Common Stock or Arko Ordinary Shares pursuant to the Mergers, taken together with the GPM Equity Purchase Agreement, should qualify as an “exchange” described in Section 351 of the Code. Therefore, a U.S. holder of shares of Haymaker Class A Common Stock or Arko Ordinary Shares receiving shares of New Parent Common Stock pursuant to the Business Combination should not recognize gain or loss with respect to the receipt of such shares for U.S. federal tax purposes, subject to the discussion below of (i) a U.S. holder of Arko Ordinary Shares who elects to receive a combination of New Parent Common Stock and cash in the Business Combination, (ii) cash received in lieu of a fractional share of New Parent Common Stock and (iii) a U.S. holder who exchanges Haymaker Warrants for New Parent Public Warrants under “—U.S. Federal Income Tax Consequences for U.S. Holders—Haymaker Warrants.”

Subject to the discussion below of cash received in lieu of a fractional share of New Parent Common Stock, a U.S. holder of Arko Ordinary Shares who elects to receive a combination of New Parent Common Stock and cash should recognize gain, but not loss, in an amount equal to the lesser of (i) the amount of the cash received pursuant to such election or (ii) the amount of gain realized in the exchange, measured by the difference between the fair market value, at the time of the exchange, of the New Parent Common Stock plus the amount of cash received and such holder’s tax basis in the Arko Ordinary Shares surrendered in the Business Combination. Such gain will constitute capital gain, and any such gain will constitute long-term capital gain if the U.S. holder’s holding period in the Arko Ordinary Shares surrendered in the Business Combination is more than one year as of the Effective Date.

Subject to the discussion under “—U.S. Federal Income Tax Consequences for U.S. Holders—Haymaker Warrants” below, a U.S. holder’s aggregate tax basis for the shares of New Parent Common Stock received in the Business Combination (including any fractional share interest for which cash is received) will equal the U.S. holder’s aggregate tax basis in the shares of Haymaker Class A Common Stock or Arko Ordinary Shares surrendered in the Business Combination, decreased by the amount of cash (if any) received in the Business Combination (excluding cash received in exchange for any fractional share interest), and increased by the amount of gain recognized by such holder in the Business Combination (excluding any gain attributable to the receipt of cash in exchange for any fractional share interest). The holding period of the shares of New Parent Common Stock received by a U.S. holder in the Business Combination will include the holding period of the shares of Haymaker Class A Common Stock or Arko Ordinary Shares surrendered in exchange therefor, although the running of the holding period for the Haymaker Class A Common Stock may be suspended as a result of any redemption rights with respect thereto.

A U.S. holder who receives cash in lieu of a fractional share of New Parent Common Stock in the Business Combination will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. holder’s tax basis allocable to such fractional share. Such gain or loss will constitute capital gain or loss and any such gain or loss will constitute long-term capital gain or loss if the U.S. holder’s holding period in the Haymaker common stock or Arko Ordinary Shares surrendered in the Business Combination is more than one year as of the Effective Date.

Under current law, long-term capital gains of non-corporate taxpayers are taxed at a reduced U.S. federal income tax rate. Under current law, the deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion regarding the determination of the bases and holding periods for shares of New Parent Common Stock received in the Business Combination, U.S. holders who acquired different blocks of Haymaker Class A Common Stock or Arko Ordinary Shares at different times for different prices must calculate their bases and holding periods in their shares of Haymaker Class A Common Stock or Arko Ordinary Shares separately for each identifiable block of such stock exchanged in the Business Combination.

If the Business Combination fails to qualify as an “exchange” described in Section 351 of the Code, then a U.S. holder would recognize gain or loss upon the exchange of the holder’s shares of Haymaker Class A Common Stock or Arko Ordinary Shares for shares of New Parent Common Stock and cash (if any) equal to the difference between the fair market value, at the time of the exchange, of the New Parent Common Stock and cash received in the Business Combination (including any cash received in lieu of a fractional share of New Parent Common Stock) and such U.S. holder’s tax basis in the shares of Haymaker Class A Common Stock or Arko Ordinary Shares surrendered in the Business Combination. Such gain or loss would be long-term capital gain or loss if the Haymaker Class A Common Stock or Arko Ordinary Shares were held for more than one year at the time of the Business Combination. In addition, the U.S. holder’s aggregate tax basis in the shares of New Parent Common Stock received in the Business Combination would equal their fair market value at the time of the closing of the Business Combination, and the U.S. holder’s holding period of such shares of New Parent Common Stock would commence the day after the closing of the Business Combination.

Haymaker Warrants. The appropriate U.S. federal income tax treatment of Haymaker Warrants in connection with the Business Combination is not certain. It is possible that a U.S. holder of Haymaker Warrants could be treated as exchanging such Haymaker Warrants for “new” warrants. If so treated, a U.S. holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the New Parent Public Warrants held by it immediately following the Business Combination and the adjusted tax basis of the Haymaker Warrants held by it immediately prior to the Business Combination. Alternatively, because the economic terms of Haymaker Warrants are not otherwise being changed pursuant to the Business Combination, and the terms of the warrants, when originally issued, contemplated the warrants becoming exercisable for shares of another corporation under circumstances similar to the Business Combination, it is possible that each of the Haymaker Warrants, which will become exercisable on 30 days following the Business Combination for one share of New Parent Common Stock, should not be treated for U.S. federal income tax purposes as having been exchanged for “new” warrants or otherwise transferred or exchanged pursuant to the Business Combination, in which case a U.S. holder of Haymaker Warrants should not recognize gain or loss with respect to such warrants as a result of the Business Combination. As a third alternative, it is also possible that a U.S. holder of Haymaker Warrants could be treated as transferring its Haymaker Warrants and Haymaker Class A Common Stock to New Parent in exchange for New Parent Public Warrants and New Parent Common Stock in an exchange described in Section 351(b) of the Code. If so treated, a U.S. holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the New Parent Public Warrants treated as received by such holder and the New Parent Common Stock received by such holder over (y) such holder’s aggregate adjusted tax basis in the Haymaker Warrants and Haymaker Class A Common Stock treated as having been exchanged therefor) and (ii) the fair market value of the New Parent Public Warrants treated as having been received by such holder in such exchange. U.S. holders of Haymaker Warrants are urged to consult with their tax advisors regarding the treatment of their Haymaker Warrants in connection with the Business Combination.

Potential Application of Section 304 of the Code. The results described above to U.S. holders of Arko Ordinary Shares who receive cash in the Business Combination could be different if Section 304 of the Code applies to the Second Merger. Section 304 of the Code may apply to the Second Merger if the Arko shareholders, in the aggregate, own stock of New Parent possessing 50% or more of the total combined voting power or 50% or more of the total combined value of all classes of stock of New Parent, taking into account certain constructive ownership rules under the Code. It may not be possible to establish with certainty at the time of the Second Merger whether the 50% ownership requirement is satisfied because the ownership information necessary to make such determination may not be available.

If Section 304 of the Code were to apply to the Second Merger, a U.S. holder of Arko Ordinary Shares would be treated as having (1) exchanged a portion of such U.S. holder’s Arko Ordinary Shares equal in value to the New Parent Common Stock received pursuant to the Second Merger in a nontaxable transaction and (2) received the cash received pursuant to the Business Combination as a distribution in redemption of New Parent Common Stock deemed received by such U.S. holder in exchange for such U.S. holder’s remaining portion of its Arko Ordinary Shares, which we refer to as the “deemed redemption.” As a result, subject to the discussion below regarding potential dividend treatment, U.S. holders of Arko Ordinary Shares would recognize capital gain or loss equal to the difference between the amount of such cash and such U.S. holder’s tax basis in the portion of its New Parent Common Stock that is treated as being exchanged for such cash. Any such gain or loss recognized by such U.S. holder would be treated as capital gain or loss and would be treated as long-term capital gain or loss if such U.S. holder’s holding period for Arko Ordinary Shares treated as exchanged for cash is more than one year as of the Effective Date. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Notwithstanding the above, in certain circumstances, the cash consideration received by a U.S. holder of Arko Ordinary Shares pursuant to the Second Merger could be treated as having been received in a deemed redemption of New Parent Common Stock having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such U.S. holder generally would recognize dividend income up to the lesser of (i) the amount of the cash received and (ii) the combined earnings and profits of Arko and New Parent. Under those tests, such deemed redemption generally would be treated as having the effect of a distribution of a dividend if the receipt of the cash consideration by a U.S. holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend.” The deemed redemption generally will not be “substantially disproportionate” with respect to a U.S. holder if the percentage of the outstanding New Parent Common Stock that the U.S. holder actually and constructively owns immediately after the Second Merger is greater than or equal to 80% of the percentage of the outstanding New Parent Common Stock that the U.S. holder is deemed actually and constructively to have owned immediately before the deemed redemption. The deemed redemption will be considered to be “essentially equivalent to a dividend” if it does not result in a “meaningful reduction” in the U.S. holder’s deemed percentage of stock ownership of New Parent applying constructive ownership rules. The IRS has ruled that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have experienced a “meaningful reduction” if the stockholder has even a small reduction in such stockholder’s percentage of stock ownership under the above analysis. In applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales or purchases of New Parent Common Stock made by such holder (or by persons whose shares are attributed to such holder) in connection with the Second Merger will be taken into account.

Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders of Arko Ordinary Shares should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Passive Foreign Investment Company Rules. If Arko were characterized as a passive foreign investment company (“PFIC”) for any taxable year during a U.S. holder’s holding period for its Arko Ordinary Shares, certain potentially adverse U.S. federal income tax consequences may affect the U.S. federal income tax consequences to such U.S. holder and result in different U.S. federal income tax consequences from those described above. A non-U.S. corporation, such as Arko, is classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. Passive income includes, for example, dividends, interest, rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Arko does not believe that it was a PFIC for its last taxable year and, based on current plans and financial expectations, does not expect to be a PFIC for its taxable year during which the Business Combination is completed. The determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, because the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year, whether Arko will be a PFIC for the taxable year during which the Business Combination is completed will not be known as of the Effective Date. There can be no assurance that the IRS will not challenge any determination made by Arko concerning its PFIC status. U.S. holders of Arko Ordinary Shares should consult their tax advisors regarding the potential application of the PFIC rules to their exchange of Arko Ordinary Shares pursuant to the Business Combination.

Information Reporting and Backup Withholding

A U.S. holder of Haymaker Class A Common Stock or Arko Ordinary Shares may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash received in connection with the

Business Combination. The current backup withholding rate is 24%. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the U.S. holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form or (ii) certifies the U.S. holder is otherwise exempt from backup withholding. U.S. holders of shares of Haymaker Class A Common Stock or Arko Ordinary Shares should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the U.S. holder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. In the event of backup withholding, consult with your tax advisor to determine if you are entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.

Further, U.S. holders of Haymaker Class A Common Stock or Arko Ordinary Shares that receive shares of New Parent Common Stock and, upon completion of the Business Combination, own shares of New Parent Common Stock representing at least 5.0% of the total combined voting power or value of the total outstanding shares of New Parent Common Stock, are required to attach to their tax returns for the year in which the Business Combination is consummated, and maintain a permanent record of, a statement containing the information listed in Treasury Regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the Haymaker Class A Common Stock or Arko Ordinary Shares, as applicable, exchanged pursuant to the Business Combination.

Non-U.S. Holders

The U.S. federal income tax consequences of the Business Combination for Non-U.S. holders of Haymaker Class A Common Stock, Haymaker Warrants and/or Arko Ordinary Shares will generally be the same as for U.S. holders except as noted below.

Non-U.S. holders will not be subject to U.S. federal income tax on any gain recognized as a result of the Business Combination (i.e., with respect to cash received in lieu of fractional shares of New Parent Common Stock or received, pursuant to Non-U.S. Arko stockholders’ election, in combination with New Parent Common Stock, if non-U.S. holders of Haymaker Warrants are treated either as exchanging such warrants for “new” warrants or as receiving New Parent Warrants in an exchange described in Section 351(b) of the Code or if the Business Combination does not qualify as an “exchange” described in Section 351 of the Code) unless:

•

the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the Business Combination and certain other requirements are met; or

•

in the case of a Non-U.S. holder of Haymaker Common Shares and/or Haymaker Warrants, Haymaker is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Business Combination or the period that the Non-U.S. holder held Haymaker Class A Common Stock or Haymaker Warrants, as applicable.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applied to a Non-U.S. holder, any gain recognized by such holder with respect to such holder’s Haymaker Class A Common Stock, and/or Haymaker Warrants as a result of the Business Combination would be subject to tax at generally applicable U.S. federal income tax rates and a U.S. federal withholding tax could apply. However, Haymaker believes that it is not, and has not been at any time since its formation, a United States real property holding corporation and New Parent does not expect to be a United States real property holding corporation immediately after the Business Combination is completed. No assurance can be given that New Parent will not become a United States real property holding corporation in the future.

As discussed above and under the section entitled “—U.S. Federal Income Tax Consequences for U.S. Holders—Potential Application of Section 304 of the Code,” in certain circumstances, the cash consideration received pursuant to the Business Combination by a Non-U.S. holder of Arko Ordinary Shares could be treated as a distribution of a dividend, which may be subject to U.S. withholding tax in certain circumstances. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, Non-U.S. holders of Arko Ordinary Shares should consult their tax advisors regarding the application of these rules to their particular circumstances.

Information Reporting and Backup Withholding

A Non-U.S. holder of Haymaker Class A Common Stock or Arko Ordinary Shares may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash received in connection with the Business Combination. Backup withholding will not apply, however, if the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the non-U.S. holder either certifies its Non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption.

Certain Israeli Tax Consequences of the Business Combination

The following description is not intended to constitute a complete analysis of all Israeli tax consequences of Arko shareholders relating to the Business Combination. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular person in light of its, his or her personal circumstances. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Arko is filing applications for tax rulings from the ITA with respect to (i) withholding tax in Israel regarding the consideration payable under the Business Combination Agreement to Arko shareholders and a deferral of capital gains tax with respect to Arko shareholders who are not classified as a “controlling shareholder” (as such term defined in Section 103 of the Ordinance); and (ii) the Israeli tax treatment applicable to Arko RSU Shares issued under the benefiting tax regime of Section 102 of the Ordinance.

Discussions between Arko and the ITA regarding the scope of the rulings are ongoing. If the tax rulings referenced in the immediately preceding paragraph are finalized, Arko will file an immediate report on the Israel Securities Authority’s website, referred to as “MAGNA,” describing the tax rulings. There can be no assurance that such tax rulings will be granted before the Closing or at all or that, if obtained, such tax rulings will be granted under the conditions requested by Arko.

Israeli Capital Gains Tax

Generally, the exchange of Arko Ordinary Shares (including Arko RSU Shares which are entitled to the benefits of Section 102 of the Ordinance) for the consideration payable under the Business Combination Agreement would be treated as a taxable event both for Israeli and non-Israeli resident shareholders. However, certain relief and/or exemptions may be available under Israeli law.

Israeli law generally imposes capital gains tax on the real capital gain from the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies by non-residents of Israel, unless a specific exemption is available or a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Israeli law distinguishes between real capital gain and inflationary surplus. The real capital gain is the excess of the total capital gain over the inflationary surplus. You should consult your own tax advisor as to the method you should use to determine the inflationary surplus.

Residents of Israel. Generally, the capital gains tax rate applicable to the real capital gain is 25% for individuals, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the shares sold, in which case the real capital gain will generally be taxed at a rate of 30%. If such individual holds or is entitled to purchase, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of (i) the voting rights of Arko, (ii) the right to receive Arko’s profits or its assets upon liquidation, (iii) the right to appoint a manager/director, or (iv) the right to instruct any other person to do any of the foregoing (a “Major Stockholder”) on the date of sale or on any date falling within the 12-month period preceding that date of sale, such Major Stockholder would be subject to Israeli capital gains tax at the rate of 30%.

The actual capital gains tax rates which may apply to individual Arko shareholders on the sale of Arko Ordinary Shares (which may be effectively higher or lower than the rates mentioned above) are subject also to various factors including, inter alia, the date on which the shares were purchased, whether the shares are held through a nominee company or by the shareholder, the identity of the shareholder and certain tax elections which may have been made in the past by the shareholder.

In general, companies are subject to the corporate tax rate on real capital gains derived from the sale of shares at the rate of 23% in 2020. Due to certain provisions of the Ordinance, the effective capital gains tax applicable to certain companies may be different than that specified above.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to “business income,” currently 23% for companies and a marginal tax rate of up to 47% for individuals, plus an additional tax of 3%, which is imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 651,600 for 2020), see - “Excess Tax” below.

The inflationary surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.

Non-Residents of Israel. Pursuant to Israeli tax law, non-Israeli residents (individuals or corporations) will generally be exempt from Israeli capital gains tax, subject to certain provisions of the Ordinance, on the sale of Arko Ordinary Shares which were acquired after the company was registered for trade on the TASE. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Other non-Israeli residents (individuals or corporations) may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty between Israel and the seller’s country of residence. For example, under the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the “U.S. Israel Tax Treaty”), Israeli capital gains tax would generally not apply when arising from the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S. Israel Tax Treaty and who holds the shares as a capital asset and is entitled to claim the benefits afforded to such person by the treaty.

However, such exemption will not apply if: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain from such sale, exchange or disposition may be attributed to a permanent establishment of the U.S. resident that is maintained in Israel; (iv) the U.S. resident holds, directly or indirectly, securities representing 10% or more of the voting rights during any part of the 12-month period preceding the effective time of the sale, exchange or disposition, subject to certain conditions; or (v) the U.S. resident, if an individual, was physically present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year.

You are urged to consult with your own tax advisor regarding the applicability of tax treaties to you and your receipt of consideration payable under the Business Combination Agreement.

Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 651,600 for 2020), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Israeli Tax Withholding

Whether or not a particular shareholder is actually subject to Israeli capital gains tax in connection with the Business Combination, absent receipt by Arko of an applicable tax ruling from the ITA prior to the Closing, all Arko shareholders will be subject to Israeli withholding tax at the rate of 25% (for individuals) and 23% (for corporations) on the gross consideration payable to them under the Business Combination Agreement (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the ITA), and Haymaker, New Parent, anyone on their behalf or the exchange agent may withhold and deduct from such consideration an amount equal to 25%-30% (for individuals), 23% (for corporations) or such other reduced tax rate as stipulated in a certificate, if obtained, as applicable, of the gross consideration payable to such shareholder.

Arko is currently in discussions with the ITA regarding the scope of the final tax rulings and the exemptions that may be provided to Arko shareholders and, as of September 10, 2020, no definitive binding ruling has been obtained from the ITA. There can be no assurance that such tax rulings will be granted before the Closing or at all or that, if obtained, such tax rulings will be granted under the conditions requested by Arko.

The Israeli tax withholding consequences of the Business Combination to Arko shareholders and holders of Arko RSU Shares subject to Section 102 of the Ordinance may vary depending upon the particular circumstances of each shareholder or holder, as applicable, and the final tax rulings issued by the ITA.

To the extent that tax is withheld on payments to U.S. taxpayers, there can be no assurance that U.S. taxpayers will be entitled to a credit for such withheld taxes against such taxpayers’ U.S. income tax liability.

If no tax ruling is obtained for holders of Arko RSU Shares subject to Section 102 of the Ordinance, such holders may be subject to Israeli withholding tax at such holders’ marginal tax rates under Israeli law for ordinary income, and may be also subject to withholding for national insurance contributions, depending on the specific circumstances of such holders and the terms and the timing of the grants of the RSUs. In such event, a trustee appointed in accordance with to Section 102 will withhold and deduct amounts from the consideration payable to such holder at such rates as required under applicable law.

The Israeli tax rulings mentioned above may not be obtained or may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those described above. Certain categories of shareholders are expected to be excluded from the scope of any eventual ruling granted, if granted, by the ITA and the final determination of the type of holders of Arko Ordinary Shares who will be included in such categories will be based on the outcome of the ongoing discussions with the ITA. If Haymaker, New Parent, anyone on their behalf or the exchange agent deducts any amount from the consideration payable under the Business Combination Agreement to you in respect of Israeli withholding tax obligations, you should consult your tax advisor concerning the possibility of obtaining a refund from the ITA of any such withheld amounts.

PROPOSAL NO. 2—THE LOCK-UP AGREEMENT PROPOSAL

Background and Overview

Haymaker issued 10,000,000 Founder Shares and 5,550,000 Private Placement Warrants to the Sponsor, 383,333 Private Placement Warrants to Cantor and 66,667 Private Placement Warrants to Stifel in connection with the IPO. The Sponsor, as well as the directors and officers of Haymaker, entered into a letter agreement, dated as of June 6, 2019 (the “Haymaker Lock-Up Agreement”), pursuant to which the parties were restricted from selling or transferring, subject to limited exceptions, their Founder Shares until the earlier of (A) one year after the completion of the Haymaker’s initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the Haymaker Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Haymaker’s initial Business Combination or (y) the date on which Haymaker completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Haymaker’s stockholders having the right to exchange their shares of common stock for cash, securities or other property (the “Haymaker Lock-Up Period). Additionally, the parties thereto agreed to not transfer any Private Placement Warrants (or shares of Haymaker Class A Common Stock issuable upon exercise of the Private Placement Warrants), until 30 days after the completion of the initial business combination.

At the Closing, New Parent, the Sponsor, Cantor, Stifel, the GPM Minority Investors, as well as the directors and officers of Haymaker, will enter into the Registration Rights and Lock-Up Agreement, pursuant to which, among other things, the parties are restricted from selling or transferring, subject to limited exceptions, their respective New Parent securities during the period commencing at Closing and through the earlier of (x) the 180-day anniversary of the date of Closing and (y) the date after Closing on which New Parent consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of New Parent’s stockholders having the right to exchange their equity holdings in New Parent for cash, securities or other property.

Vote Required for Approval

The Lock-Up Agreement Proposal is conditioned on the approval of the Business Combination Proposal at the special meeting.

Approval of the Lock-Up Agreement Proposal requires the affirmative vote (in person (which would include presence at a virtual meeting) or by proxy) of holders of a majority of the outstanding shares of Haymaker common stock entitled to vote and actually cast thereon at the special meeting. Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Lock-Up Agreement Proposal.

Recommendation of our Board of Directors

HAYMAKER’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL THE LOCK-UP AGREEMENT PROPOSAL.

PROPOSAL NO. 3—THE INCENTIVE PLAN PROPOSAL

As discussed in this proxy statement/prospectus, Haymaker stockholders are being asked to consider and vote on the Incentive Plan Proposal to approve the 2020 Plan in the form set forth in Annex G hereto and as incorporated herein by reference. The material terms of the 2020 Plan are summarized below. You should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Incentive Plan Proposal.

The 2020 Plan Proposal

The 2020 Plan will be adopted by New Parent’s board of directors prior to the Closing, subject to stockholder approval, and will become effective upon the Closing. The 2020 Plan allows New Parent to make equity-based incentive awards to officers, employees, directors and other key persons (including consultants). New Parent’s board anticipates that providing such persons with a direct stake in New Parent will assure a closer alignment of the interests of such individuals with those of New Parent and its stockholders, thereby stimulating their efforts on New Parent’s behalf and strengthening their desire to remain with New Parent.

The 2020 Plan has an appendix, or the Israeli Appendix, with terms intended to allow for favorable tax treatment for award recipients in Israel.

New Parent will initially reserve 10% of the issued and outstanding shares of New Parent Common Stock outstanding upon the Closing for the issuance of awards under the 2020 Plan, or the Initial Limit, plus the number of shares of New Parent Common Stock that are issued in exchange of ARKO Ordinary Shares (including Arko Ordinary Shares issued pursuant to restricted shares units that were outstanding immediately prior to the Closing) that are held by a trustee in order to receive favorable tax treatment under Israel laws in accordance with and subject to the terms and conditions set forth in the Israeli Appendix attached to the 2020 Plan. The Initial Limit is subject to adjustment in the event of a stock split, stock dividend or other change in New Parent’s capitalization. The maximum aggregate number of shares of common stock that may be issued upon exercise of incentive stock options under the Plan shall not exceed the Initial Limit.

If any shares subject to an award are forfeited, expire or otherwise terminate without issuance of such shares, or any award is settled for cash or otherwise does not result in the issuance of all or a portion of the shares subject to such award, the shares to which those awards were subject, shall, to the extent of such forfeiture, expiration, termination, non-issuance or cash settlement, again be available for delivery with respect to awards under the 2020 Plan. Shares used to pay the exercise price or tax withholding associated with awards are not returned to the pool.

The 2020 Plan contains a limitation whereby the value of all awards under the 2020 Plan to any non-employee director for services as a non-employee director may not exceed $350,000 in any fiscal year.

The 2020 Plan will be administered by the Compensation Committee of the Board of New Parent. The Compensation Committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan. The Compensation Committee may delegate to the chief executive officer the authority to grant stock options and other awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act, subject to certain limitations and guidelines. Persons eligible to participate in the 2020 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by the Compensation Committee in its discretion.

Under the 2020 Plan, the Compensation Committee is authorized to grant stock options, stock appreciation rights, restricted stock, stock units, other equity-based awards and cash incentive awards as described below. Awards may be subject to a combination of time and performance-based vesting conditions, as may be determined by the Compensation Committee. Except for certain limited situations (including death, disability, a change in control, grants to new hires to replace forfeited compensation, grants representing payment of achieved performance goals or that vest upon the satisfaction of performance goals or other incentive compensation, substitute awards, grants to non-employee directors or replacement of previously outstanding awards), all awards granted under the 2020 Plan are subject to a minimum vesting period of one year, referred to herein as the minimum vesting condition. The minimum vesting condition will not be required on awards covering, in the aggregate a number of shares not to exceed 5% of the maximum share pool limit. Options and stock appreciation rights cannot be repriced without shareholder approval.

The 2020 Plan permits the granting by the Compensation Committee of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the 2020 Plan will be non-qualified options if they fail to qualify as incentive options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of New Parent and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive options and to non-employee directors and key persons. The option exercise price of each option will be determined by the Compensation Committee but may not be less than 100% of the fair market value of the common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our Compensation Committee and may not exceed ten years from the date of grant. The Compensation Committee will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the Compensation Committee or by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee for at least six months or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the Compensation Committee may permit non-qualified options to be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with fair market value equal to the aggregate exercise price.

The Compensation Committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by the Compensation Committee and may not exceed ten years from the date of grant. The Compensation Committee will determine at what time or times each stock appreciation right may be exercised.

The Compensation Committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. The Compensation Committee may also grant shares of common stock that are free from any restrictions under the 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The Compensation Committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

The 2020 Plan provides that upon the effectiveness of a “change in control,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2020 Plan or cash out awards. The Compensation Committee has the discretion to accelerate vesting of awards. .

Participants in the 2020 Plan are responsible for the payment of any federal, state or local taxes that New Parent is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. Subject to approval by the Compensation Committee, participants may elect to have the up to the maximum tax withholding obligations satisfied by authorizing New Parent to withhold shares of common stock to be issued pursuant to the exercise or vesting of such award.

The Compensation Committee may make such adjustments to awards as it considers appropriate to preserve their value in the event of an extraordinary dividend, recapitalization, stock split, spin-off or any other event that constitutes an equity restructuring, including adjustments to the terms of (i) the number of shares with respect to which awards may be granted under the Equity Plan and (ii) the terms of outstanding awards (including adjustments to exercise prices of options and other affected terms of awards).

New Parent may (i) cause the cancellation of any award, (ii) require reimbursement of any award by a participant or beneficiary, and (iii) effect any other right of recoupment of equity or other compensation provided under the 2020 Plan or otherwise in accordance with any company policies that currently exist or that may from time to time be adopted or modified in the future by New Parent and/or applicable law, each of which we refer to as a “clawback policy.” In addition, a participant may be required to repay to New Parent certain previously paid compensation, whether provided under the 2020 Plan or an award agreement or otherwise, in accordance with any clawback policy. By accepting an award, a participant is also agreeing to be bound by any existing or future clawback policy adopted by New Parent, or any amendments that may from time to time be made to the clawback policy in the future by New Parent in its discretion (including without limitation any clawback policy adopted or amended to comply with applicable laws or stock exchange requirements) and is further agreeing that all of the participant’s award agreements may be unilaterally amended by New Parent, without the participant’s consent, to the extent that New Parent in its discretion determines to be necessary or appropriate to comply with any clawback policy.

Except as otherwise provided by the Compensation Committee or set forth in an award agreement, awards are not transferable except by will or by laws of descent and distribution. In no event may any award be transferred to a third party in exchange for value without the consent of the Company’s stockholders prior to vesting.

The Compensation Committee may amend or discontinue the 2020 Plan and the Compensation Committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2020 Plan require the approval of New Parent’s stockholders.

No awards may be granted under the 2020 Plan after the date that is ten years from the date of stockholder approval of the 2020 Plan. No awards under the 2020 Plan have been made prior to the date hereof.

New Plan Benefits

No awards have been previously granted under the 2020 Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the 2020 Plan are subject to the discretion of the Compensation Committee. Consequently, no new plan benefits table is included in this proxy statement/ prospectus.

United States Tax Aspects Under the Code

The following is a summary of the principal federal income tax consequences of certain transactions under the 2020 Plan. It does not describe all federal tax consequences under the 2020 Plan, nor does it describe state or local tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) New Parent will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the option exercise price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of common stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Stock Awards. Generally, the recipient of a restricted stock award will recognize ordinary compensation income at the time the shares of common stock are received equal to the excess, if any, of the fair market value of the shares received over any amount paid by the recipient in exchange for the shares. If, however, the shares are not vested when they are received under the 2020 Plan (for example, if the recipient is required to work for a period of time in order to have the right to sell the shares), the recipient generally will not recognize income until the shares become vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the shares on the date they become vested over any amount paid by the recipient in exchange for the shares. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the shares on the date the Award is granted over any amount paid by the recipient in exchange for the shares. New Parent generally will be entitled to a tax deduction in connection with stock awards under the 2020 Plan in an amount equal to the ordinary income realized by the recipient at the time the recipient recognizes such income.

Other Awards. New Parent generally will be entitled to a tax deduction in connection with other awards under the 2020 Plan in an amount equal to the ordinary income realized by the recipient at the time the recipient recognizes such income. Recipients typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Section 409A Compliance. The 2020 Plan is intended to comply with Section 409A of the Code to the extent that such section would apply to any award under the 2020 Plan. Section 409A of the Code governs the taxation of deferred compensation. Any participant that is granted an award that is deemed to be deferred compensation, such as a grant of restricted stock units that does not qualify for an exemption from Section 409A of the Code, and does not comply with Section 409A of the Code, could be subject to taxation on the award as soon as the award is no longer subject to a substantial risk of forfeiture (even if the award is not exercisable) and an additional 20% tax (and a further additional tax based upon an amount of interest determined under Section 409A of the Code) on the value of the award.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to New Parent, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under Section 162(m) of the Code, New Parent’s deduction for awards under the 2020 Plan may be limited to the extent that any “covered employee” (as defined in Section 162(m) of the Code) receives compensation in excess of $1 million a year.

Vote Required for Approval

The Incentive Plan Proposal will be approved and adopted if the holders of a majority of the shares of Haymaker common stock represented in person or by proxy and voted thereon at the special meeting vote “FOR” the Incentive Plan Proposal. Adoption of the Incentive Plan Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation of Haymaker’s Board of Directors

HAYMAKER’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 4—THE STOCKHOLDER ADJOURNMENT PROPOSAL

The Stockholder Adjournment Proposal

The Stockholder Adjournment Proposal, if adopted, will allow Haymaker’s board of directors to adjourn the special meeting of stockholders to a later date or dates to permit further solicitation of proxies. The Stockholder Adjournment Proposal will only be presented to Haymaker’s stockholders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve one or more of the proposals presented at the special meeting or Public Stockholders have elected to redeem an amount of Haymaker Class A Common Stock such that the minimum available cash condition to the closing of the Business Combination would not be satisfied. In no event will Haymaker’s board of directors adjourn the special meeting of stockholders or consummate the Business Combination beyond the date by which it may properly do so under Haymaker’s amended and restated certificate of incorporation and Delaware law.

Consequences if the Stockholder Adjournment Proposal is Not Approved

If the Stockholder Adjournment Proposal is not approved by Haymaker’s stockholders, Haymaker’s board of directors may not be able to adjourn the special meeting of stockholders to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve the Business Combination Proposal or Public Stockholders have elected to redeem an amount of Haymaker Class A Common Stock such that the minimum available cash condition to the closing of the Business Combination would not be satisfied.

Vote Required for Approval

The Stockholder Adjournment Proposal will be approved and adopted if the holders of a majority of the shares of Haymaker common stock represented in person (which would include presence at a virtual meeting) or by proxy and voted thereon at the special meeting vote “FOR” the Stockholder Adjournment Proposal. Adoption of the Stockholder Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation of the Board

HAYMAKER’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT ARKO

Prior to the closing of the Business Combination, Arko, a holding company, holds a majority of the outstanding equity of GPM, which is the entity responsible for operating the business described below.” Following the closing of the Business Combination, both Arko and GPM will be indirect wholly-owned subsidiaries of New Parent.

The Company

Based in Richmond, VA, GPM is a leading independent convenience store operator and the 7th largest in the United States by store count4. As of June 30, 2020, GPM’s network consisted of 1,393 locations in 23 states including 1,266 company operated stores and 127 dealer-operated and GPM-supplied sites. GPM is well diversified across geographies in the Midwest, Southeast, Mid-Atlantic, Southwest, and Northeast regions of the U.S. For the twelve months ended June 30, 2020, GPM generated $3.8 billion of total revenue, including $1.5 billion of in-store sales and other revenues, and sold approximately 1.0 billion gallons of fuel. All of the figures and information presented in this section, as it relates to GPM, are presented as of June 30, 2020, unless otherwise indicated.

Note: Store count as of 6/30/2020; excludes dealer locations.

GPM has achieved strong store growth over the last several years, primarily by implementing a highly successful acquisition strategy. Between January 1, 2013 and June 30, 2020, GPM completed 17 acquisitions. As a result, GPM’s store count has grown from 320 sites in 2011 to 1,393 sites as of June 30, 2020. In addition, in October 2020, GPM consummated its acquisition of the business of Empire Petroleum Partners, LLC, or Empire, which at the consummation of the acquisition included direct operation of 84 convenience stores and

[4]	According to CSP Daily News’ “Top 202 Convenience Stores 2020.”

supply of fuel to 1,453 independently operated fueling stations in 30 states and the District of Columbia. As a result of the closing of the transaction with Empire, GPM now operates stores or supplies fuel in 33 states and the District of Columbia.

(1)	Gas Mart, Road Ranger, Arey Oil, and Hurst Harvey stores rebranded post-closing under Company’s existing brands.
(2)	Includes Broyles Hospitality locations, a seven unit Dunkin’ franchisee in Tennessee and Virginia.
(3)	GPM store count as of 6/30/20, Empire store count as of the closing of the acquisition of Empire.

GPM operates within the large and growing U.S. convenience store industry. According to National Association of Convenience Stores, the U.S. convenience store industry has grown in-store sales from $182.4 billion in 2009 to $251.9 billion in 2019, which represents a CAGR of 3.3%. Pretax Income for the industry also grew from $4.8 billion in 2009 to $11.9 billion in 2019, representing a CAGR of 9.5%.

The U.S. convenience store industry remains highly fragmented, with the 10 largest convenience store retailers accounting for less than 20% of the store base in the United States in 2019. 7-Eleven, Inc., the largest operator of convenience stores in the U.S., recently announced the acquisition of the Speedway chain of convenience stores and after the transaction, it will control approximately 9% of the industry’s store count (which may be reduced by required divestitures as part of its Federal Trade Commission (“FTC”) review). The second largest retailer is Alimentation Couche-Tard Inc., which operates 4% of total U.S. convenience stores. Beyond the top two (excluding Speedway), the next largest retailer, Casey’s General Stores, Inc., only represents 1.4% of total U.S. store count. A majority of stores are managed by small, local operators with 50 or fewer stores and account for approximately 72% of all convenience stores.

In addition, the U.S. convenience store industry has proven to be recession resilient as demonstrated by the designation of convenience stores as essential businesses during the statewide shutdowns associated with the COVID-19 pandemic. Furthermore, as consumers grew wary of visiting comparatively high-touch grocery stores during the pandemic, convenience stores drew more “fill-in” visits for various food and other grocery items. GPM’s management believes that convenience retail is a dynamic industry that flexes and evolves with changing consumer preference and will continue to do so as a result of the pandemic.

GPM’s management believes that GPM will continue to benefit from several key industry trends and characteristics, including:

•	Continued opportunities to compete more effectively and grow through acquisitions as a result of industry fragmentation and ongoing consolidation trend;

•

Increasing size of retail stores, specifically supermarkets and large format hypermarkets, driving consumers to small box retailers, such as convenience stores, to meet their demand for speed and convenience in daily shopping needs;

•

Changing consumer demographics, shopping habits and eating patterns as a result of the COVID-19 pandemic will require convenience store operators to alter foodservice and product offerings inside the store and this presents an opportunity as we expand foodservice offerings to meet changing consumer preferences;

•

While consumption of cigarettes, a major product category for convenience store retailers, has declined nationwide, U.S. convenience store industry in-store sales and profits have continued to increase as retailers shift offerings to higher margin products;

•

U.S. national fuel margin is trending higher from an average of 17.1 cents per gallon from 2009 through 2013 to an average of 22.2 cents per gallon from 2014 through 2019 (OPIS Retail Year in Review)—a result of large fuel suppliers exiting the convenience store market as well as operators pricing more rationally to recuperate gradually increasing operating costs and declining tobacco sales;

•	Industry cost headwinds such as credit card costs and wage increases provide larger chains with significant scale advantage over smaller operators;

•	Continued investment in new technology platforms and applications to adapt to new consumer preferences including speed of convenience, contactless and order ahead service, and delivery; and

•	Recession resilient nature of the industry as demonstrated by strong sector performance during the 2001 Dot Com Recession, the 2007 – 2009 Great Recession and the 2020 COVID-19 Recession.

Total U.S. Convenience Store Operators5

Rank	Company / Chain	U.S. Store Count

1		9,364		6.1%

2		5,933		3.9%

3		3,900		2.6%

4		2,181		1.4%

5		1,679		1.1%

6		1,489		1.0%

7		1,272	[6]	0.8%

8		1,017		0.7%

9		942		0.6%

10		880		0.6%

n/a	Others	124,063		81.2%

Competitive Strengths

GPM’s management believes that the following competitive strengths differentiate GPM from its competitors and contribute to GPM’s continued success:

Leading industry consolidator with a proven track record of integrating acquisitions and generating exceptional returns on capital. GPM is one of the largest and most active consolidators in the highly-fragmented convenience store industry. Between January 1, 2013 and June 30, 2020, GPM completed 17 acquisitions expanding its store count approximately 4.4x. As an experienced acquiror, GPM has demonstrated the ability to generate exceptional returns on capital and meaningfully improve target performance post-integration through operating expertise and economies of scale. GPM’s management believes that continued scale advantage has enabled GPM to become a formidable industry player, enhanced its competitiveness, and positioned it as an acquirer of choice within the industry. GPM’s management also believes that the recently consummated acquisition of Empire’s business will allow GPM to grow its wholesale channel by acquiring supply contracts from independent operators in addition to retail convenience store and wholesale fuel portfolios and will enhance our cash flow profile and diversification.

Leading Market Position in Highly Attractive, Diversified and Contiguous Markets. As of June 30, 2020, GPM’s network consists of approximately 1,400 locations across 23 states. GPM is well diversified across

[5]	According to CSP Daily News’ “Top 202 Convenience Stores 2020”; includes only company-operated locations.
[6]	GPM store count as of 12/31/2019.

geographies in the Midwest, Southeast, Mid-Atlantic, Southwest, and Northeast regions of the United States. GPM has traditionally acquired a majority of its stores in smaller towns with less concentration of national-chain convenience stores. GPM’s management believes that GPM’s focus on secondary and tertiary markets allows GPM to preserve “local” brand name recognition and aligns local market needs with capital investment.

Entrenched Local Brands with Scale of Large Store Portfolio. As of June 30, 2020, GPM operated its stores under 16 regional brand names (a “Family of Community of Brands”). Upon closing of an acquisition, rather than rebranding a group of stores, GPM has typically left the existing store name in place leveraging customer familiarity and loyalty associated with the local brand. GPM believes it benefits greatly from the established brand equity in its portfolio of store banners acquired over time. GPM’s acquired brands have been in existence for an average of approximately 50 years and each brand, with its respective long-term community involvement, is highly recognizable to local customers. In addition, each individual store brand derives significant value from the scale, corporate infrastructure, and centralized marketing programs associated with GPM’s large store network. These benefits include:

•	Centralized merchandise purchasing and supply procurement programs;

•	Fuel price optimization and purchasing functions;

•	Common private label offerings;

•	Common loyalty program under the name fas REWARDS®;

•	Centralized environmental management and environmental practices; and

•	Common IT and point-of-sale platforms.

Retail/Wholesale Business Model Generates Stable and Diversified Cash Flow. GPM’s management believes that GPM’s business model of operating both retail convenience stores and wholesale motor fuel distribution generates stable and diversified cash flows providing GPM with advantages over many of its competitors. Unlike many smaller convenience store operators, GPM is able to take advantage of the combined fuel purchasing volumes to obtain attractive pricing and terms while reducing the variability in fuel margins. GPM’s management believes that operating a wholesale business also provides strategic flexibility as GPM is able to convert certain lower performing company-operated sites to consignment agent and lessee-dealer trade channels. GPM’s management believes that the benefits associated with GPM’s retail/wholesale strategy will be significantly enhanced following the closing of the Empire transaction.

Flexibility to Address Consumers Changing Needs. Despite GPM’s large size, GPM is an extremely nimble retail marketer with the ability to alter store offerings quickly in the face of changing consumers’ needs. GPM’s ability to pivot is facilitated by our streamlined and efficient internal decision making structure and process that allows for the rapid implementation of new initiatives. GPM’s flexibility is complemented by deep relationships with a host of manufacturers and suppliers worldwide. By way of example, upon the onset of the COVID-19 pandemic, GPM was able to fully stock its stores with essential items such as hand sanitizers, wipes, face masks, etc. ahead of many of its competitors.

Real-time Fuel Pricing Analysis. GPM’s fuel pricing software enables real-time insight into street-level pricing conditions across the entire portfolio and estimates demand impacts from various pricing alternatives. This allows GPM to rapidly make pricing decisions that satisfy gallon and gross profit targets. Many of GPM’s competitors are smaller operators which lack this visibility into their fuel pricing strategies and as a result forego opportunities to optimize total fuel margin.

Robust Embedded EBITDA Opportunities. GPM’s primary growth strategy has historically been strategic acquisitions in contiguous and attractive markets. As a result of its significant scale and access to capital, GPM will also focus on a platform-wide store refresh program that GPM’s management believes can generate improved returns from acquired assets. Additional embedded growth levers include improving an existing loyalty program, expanding foodservice offerings in-line with recent consumer preferences, the introduction of gaming at select locations, and the expansion of private label.

Experienced Management with Significant Ownership. GPM’s management team, led by President and Chief Executive Officer Arie Kotler, has a strong track record of revenue growth and profitability improvement. Arie Kotler joined GPM in 2011, when GPM directly operated and supplied fuel to 320 stores and had revenues of approximately $1.2 billion. GPM has a deep and talented management team across all facets of GPM’s operations and have added leaders in key positions to enable continued growth in GPM’s business including the recent hire of Mike Bloom as EVP & Chief Merchandising and Marketing Officer. GPM’s management team has an average tenure with GPM and in the convenience store industry of 15 years and 22 years, respectively. Upon completion of the transaction, Arie Kotler will be New Parent’s largest individual shareholder owning approximately 15% of shares of GPM’s common stock.

Strong Balance Sheet with Capacity to Execute Growth Strategy. Upon completion of the Business Combination, GPM will have significant cash on our balance sheet and capacity available under existing lines of credit. In addition, GPM finances inventory purchases from normal trade credit which is aided by relatively quick inventory turnover, enabling GPM to manage the business without large amounts of cash and working capital. As a result of these financial resources, GPM’s management believes that GPM will have ample financial flexibility to execute on its growth strategy.

Growth Strategy

GPM’s management believes that GPM has a significant opportunity to increase its sales and profitability by continuing to execute its operating strategy, growing its store base in existing and contiguous markets through acquisition, and enhancing the performance of current stores. With its achievement of significant size and scale, GPM believes that its refocused organic growth strategy, including implementing company-wide marketing and merchandising initiatives, will add significant value to the assets it has acquired. GPM believes that this complementary strategy will help further enhance its growth and results of operations. GPM expects to use a portion of the cash available to the Company as a result of this transaction to fund its growth strategy. Specific elements of GPM’s growth strategy include the following:

Pursue Acquisitions in Existing and Contiguous Markets. GPM has completed 18 acquisitions in the last seven years, adding approximately 1,200 retail stores and approximately 1,450 dealers. GPM’s management believes this acquisition experience combined with GPM’s scalable infrastructure represents a strong platform for future growth through acquisitions within the highly fragmented convenience store industry. With 72% of the convenience store market comprised of chains with 50 or fewer locations, there is ample opportunity to continue to consolidate. GPM has traditionally acquired a majority of its stores in smaller towns with less concentration of national-chain convenience stores. GPM’s management believes that GPM’s focus on secondary and tertiary markets allow GPM to preserve “local” brand name recognition and aligns local market needs with capital investment. GPM has established a dedicated in-house M&A team that is fully focused on identifying, closing and integrating acquisitions. GPM has a highly actionable pipeline of potential targets and will focus on existing and contiguous markets where demographics and overall market characteristics are similar to our existing markets. In addition, GPM’s management believes GPM’s unique retail/wholesale business model provides GPM with strategic flexibility to acquire chains with both retail and dealer locations. The acquisition of Empire’s business added significant scale to GPM’s wholesale fuel channel in terms of fuel gallons sold and materially increased GPM’s footprint to 10 new states and the District of Columbia. This is also expected to enable GPM to grow through the acquisition of supply contracts with independent dealers.

Store Remodel Opportunity. In addition to acquisitions, GPM believes that it has an expansive, embedded remodel opportunity within its existing store base. GPM has driven significant synergies from acquisitions, but has yet to further optimize the performance of stores it has purchased. Based on traffic counts, local demographic information and internal analyses, GPM has identified nearly 700 stores as potential candidates for remodel and anticipates remodeling approximately 360 sites over the next three to five years. Although highly dependent on store size and format, a store remodel would typically include improvements to overall layout and flow of the store, an expanded foodservice and grab-n-go offering, updated equipment, beer caves, restrooms, flooring and lighting to give the store a more common feel across the network and generate a more enticing experience for the consumer. GPM’s goal is to generate pre-tax returns on investment of at least 20% on store investments. While GPM will continue to prioritize acquisitions and its store remodel program, opportunistic new store builds will be considered to further accelerate growth.

Enhanced Marketing Initiatives. GPM will continue to pursue numerous in-store sales growth and margin enhancement opportunities that exist across GPM’s expansive footprint. These initiatives include, among others, the following:

•	expansion of our high margin private label and essential items offering in the stores;

•	launch of a revised customer relationship-focused loyalty program and associated promotional events;

•	enhanced store planogram and product mix optimization with data-driven placement of top-selling SKU’s across all categorizes with regional customization;

•	rollout of mobile ordering and curbside pickup at select stores; and

•	full realization of gaming machines installed in 60 stores in Virginia that were rolled out in July 2020.

Foodservice Opportunity. GPM’s current foodservice offering primarily consists of hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. Rather than developing a proprietary foodservice program, GPM has historically relied upon franchised quick service restaurants to drive customer traffic. As a result, GPM’s management believes GPM’s under-penetration of proprietary foodservice presents an opportunity to expand foodservice offerings and margin in response to changing consumer behavior as a result of the ongoing pandemic. In addition, GPM’s management believes that continued investment in new technology platforms and applications to adapt to evolving consumer eating preferences including contactless checkout, order ahead service, and delivery will further drive growth in profitability.

Store Portfolio Optimization. Underperforming retail sites are continually reviewed for opportunities to improve store performance, switch to dealer channels, or sold outright. If investments into store offerings or appearances are not likely to return adequate returns on capital, retail sites can be converted to either lessee-dealer or consignment agent sites. After conversion, GPM receives rent from the tenant and enters into a long-term supply contract with the dealer, eliminating exposure to retail operations and store-level operating expenses. As another option, sites with higher and better alternative use potential exceeding the value to us of owning and operating the property as a retail or wholesale site may be sold.

The Business

GPM primarily operates in two business channels: retail and wholesale fuel. For the twelve-month period ended June 30, 2020, GPM’s retail channel generated total revenue of $3.7 billion, including $1.5 billion of in-store sales and other revenues, and a total gross profit of $648.5 million. In addition, the GPM retail channel sold a total of 976.3 million gallons of branded and unbranded fuel to its retail customers. As a wholesale distributor of motor fuel, GPM distributes branded and unbranded motor fuel from refiners through third-party transportation providers, as of June 30, 2020, to 127 dealer locations and a small number of bulk purchasers throughout our footprint. For the twelve months ended June 30, 2020, the wholesale fuel channel sold 58.1 million gallons of fuel, generating revenues and gross profit of $135.9 million and $9.0 million, respectively. In January 2016, GPM Petroleum LP (“GPMP”) began engaging in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. GPM purchases all of its fuel from GPMP. GPM owns 100% of the general partner of GPMP and 80.7% of the GPMP limited partner units. For the twelve- month period ended June 30, 2020, 99.7% of gallons distributed by GPMP were to GPM.

Retail Business

As of June 30, 2020, GPM operated 1,266 retail convenience stores. The stores offer a wide array of cold and hot foodservice, beverages, cigarettes and other tobacco products, grocery, beer and general merchandise. A limited number of stores do not sell fuel. As of June 30, 2020, GPM operated its stores under 16 regional store brands including 1-Stop, Admiral, Apple Market®, BreadBox, E-Z Mart®, fas mart®, Jiffi Stop®, Li’l Cricket, Next Door Store®, Roadrunner Markets, Rstore, Scotchman®, shore stop®, Town Star, Village Pantry® and Young’s.

In October 2017, GPM entered into an agreement to develop 10 Dunkin’ restaurants in the Tri-Cities Area (Tennessee, Virginia and Kentucky) by May 2023. The first site was built and opened in November 2018. One additional site was opened in May 2019. Three additional sites have received approval from Dunkin’ and are planned to be opened in 2020 and 2021.

Banner	Sites	Year Acquired	State(s) of Operation

	265	2018	AR, LA, OK, TX

	212	Legacy	CT, IA, IL, IN, KY, MI, NC, NE, PA, TN, VA

	144	2013	NC, SC, TN, VA

	130	2016	IN, MI

	92	2015	IL, IN, MI, OH

	92	2017	NC, SC, TN, VA

(formerly Road Ranger and Gas Mart)	55	Multiple	IL, IA, KY, IN, NE, MI

	51	2019	WI

	39	2016	KY, VA

	29	2015	IN, MI

	28	2013	SC

	22	2013	SC

	17	2019	FL

	16	2016	IL, MO

	16	2015	TN

	11	2018	MI

Note: Store count as of 6/30/20; excludes nine Dunkin’ locations, two standalone Subway locations, as well as 36 additional stores carrying banners with less than ten locations.

GPM offers foodservice at 309 company-operated stores. The foodservice category includes hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. In addition, GPM has 73 branded quick service restaurants consisting of major national brands, including Blimpies, Dunkin’, Dairy Queen, Krystal, Subway, Taco Bell, Noble Romans and 2 full service restaurants. GPM’s foodservice includes the following:

Foodservice Offering	Number of Locations
Deli	146
Bakery	100
Fresh Made Sandwiches	83
Subway	56
Pizza	40
Red’s	25
Hunt Brothers Pizza	21
Dunkin’	9
Other	12

Note: Count as of 6/30/2020.

GPM provides a number of traditional convenience store services that generate additional income including lottery, prepaid products, money orders, ATMs, gaming, and other ancillary product and service offerings. GPM also generates car wash revenue at approximately 80 of our locations.

GPM leverages relationships with major distributors such as Core-Mark and Grocery Supply Company as well as over 700 direct store delivery suppliers.

GPM purchases motor fuel primarily from large, integrated oil companies and independent refiners under supply agreements. In addition, GPM purchases unbranded fuel from branded fuel suppliers to supply 155 unbranded fueling locations. As of June 30, 2020, approximately 79% of GPM’s retail locations sold branded fuel. GPM’s branded fuel is primarily sold under the Valero®, Marathon®, BP® and Shell® brand names. GPM is the largest distributor of Valero branded motor fuel on the East Coast and the third largest distributor of Valero branded motor fuel in the United States. In addition to driving customer traffic, GPM’s management believes GPM’s branded fuel strategy enables it to maintain a secure fuel supply.

Wholesale Fuel Business

GPM’s wholesale fuel channel includes supply of fuel products to independent fueling station operators on a consignment basis as well as final sales of fuel to independent operators and bulk purchasers on a fixed-margin basis. Under consignment transactions (43 such arrangements as of June 30, 2020), GPM continues to own the fuel until final sale to customers at independently-operated gas stations and set the retail price at which it is sold. Gross profit created from the sale is divided between GPM and the operator (or “consignment agent”) according to the terms of the consignment agreements. In certain cases, gross profit is split by a percentage and in others, a fixed fee per gallon is paid to the operator. Alternatively, GPM makes final sales to independent operators (referred to as “lessee-dealers” if the operators lease the station from us or “open-dealers” if they control the site) and bulk purchasers on a fixed-fee basis. Typically, fuel margin reflects GPM’s all-in fuel costs (after transportation costs, prompt pay discount and rebates) under these arrangements, largely eliminating our exposure to commodity price movements. Additionally, GPM leases space to and collect rent from consignment agents and lessee-dealers at sites under GPM’s control. The acquisition of Empire’s business added significant scale to GPM’s wholesale fuel channel in terms of fuel gallons sold (including 195 sites on a consignment basis) and materially increased GPM’s footprint to 10 new states and the District of Columbia.

Empire Acquisition

In October 2020, GPM consummated its acquisition of Empire Petroleum Partners’ fuel distribution business in the United States for $353 million paid at closing plus an additional $20 million to be paid in equal annual installments over five years, and potential post-closing contingent amounts of up to an additional $45 million.

Empire is one of the largest and most diversified wholesale fuel distributors in the United States, distributing motor fuels to approximately 1,450 independently operated fueling stations in 30 states and the District of Columbia. In addition to supplying third party sites, Empire directly operates approximately 85 convenience stores. As a result of the closing of the transaction with Empire, GPM now operates stores or supplies fuel in 33 states and the District of Columbia. Empire sells branded and unbranded fuel products to customers on both fixed margin and consignment bases under long-term contracts. It maintains relationships with all major oil companies, which enables Empire to offer customers a broad portfolio of fuel brands and security of supply. Since 2011, Empire completed 23 acquisitions to grow its distribution base rapidly, complementing its organic growth which includes single-site additions of new supply contracts.

Real Estate

As of June 30, 2020, GPM owned 216 properties including 182 company-operated sites, 14 consignment agent locations, and 20 lessee-dealer sites. Additionally, as of June 30, 2020, GPM had long-term control over a leased portfolio comprising 1,142 locations. Of the leased properties, 1,084 are company-operated stores, 24 are consignment agent locations, and 34 are lessee-dealer sites. For GPM’s leased sites, approximately 780 sites have at least 20 years remaining, assuming all extension options are exercised. GPM’s top three landlords account for 18%, 13%, and 10% of the leased properties. No other landlord accounts for more than 10% of the leased portfolio.

Competition

GPM operates in a highly competitive retail convenience market which includes businesses with operations and services that are similar to those that are provided by GPM, primarily the sale of convenience items and motor fuels. GPM faces significant competition from other large chain operators such as: 7-Eleven, Circle K, Casey’s, Murphy USA, Quik Trip, Royal Farms, Sheetz, Speedway and Wawa. In particular, large convenience store chains have expanded their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. GPM’s management also believes that convenience stores managed by individual operators who offer branded or non-branded fuel are also significant competitors in the market. Often, operators of both chains and individual stores compete by selling unbranded fuel at lower retail prices relative to the market. GPM’s management believes that the primary competitive factors influencing the retail channel are: site location, competitive prices, convenient access routes, the quality and configuration of the store and the fueling facility, the range of high-quality products and services offered, a convenient store-front, cleanliness, branded fuel, and the degree of capital investment in the store.

The convenience store industry is also experiencing competition from other retail sectors including grocery stores, large warehouse retail stores, dollar stores and pharmacies. In particular, dollar stores (such as Family Dollar and Dollar General) and pharmacies (such as CVS and Walgreens) have expanded their product offerings to sell snacks, beer and wine and other products that are traditionally sold by convenience stores, while grocery and large warehouse stores (such as Costco and Wal-Mart) have expanded their fuel offering adjacent to their stores.

GPM’s management believes that the primary barriers to entry in this field are the level of financial strength required to enter into agreements with suppliers of fuel products, and competition from other fuel companies and retail chains.

The wholesale fuel business is also competitive. GPM’s wholesale business competes with major oil companies that distribute their own products, as well as other independent third-party motor fuel distributors. Wholesale fuel distributors typically compete by offering shorter contract commitments, lesser collateral requirements and larger incentives to enter into contracts. GPM distributes fuel sourced from a number of major oil company suppliers which allows GPM to approach a wide variety of outside branded and unbranded dealers in order offer a variety of alternative supply arrangements.

In the wholesale channel, GPM supplies fuel to third parties both at sites controlled by the third party and at sites that are controlled by GPM, either through ownership of the site or a long-term lease. In order to mitigate this competition, GPM offers the outside operators competitive pricing within the framework of the fuel supply agreements; such as those agreements that GPM has in place with Valero, BP, Shell, Marathon and ExxonMobil.

Government Regulation

GPM’s operations are subject to numerous legal and regulatory requirements, at the federal, state and local level. With regard to fuel, these restrictions and requirements relate primarily to the transportation, storage and sale of petroleum products, including stringent environmental protection requirements. In its wholesale and GPM Petroleum segments, GPM is also subject to the Petroleum Marketing Practices Act (PMPA), which is a federal law that applies to the relationship between fuel suppliers and wholesale distributors, wholesale distributors and wholesale distributors to retailers, regarding the marketing of branded fuel. The law is intended to prevent the cancellation, or non-renewal, of arbitrary or discriminatory dealership agreements and stipulates limitations on the cancellation, or non-renewal, of agreements for distribution of branded fuel, unless certain preconditions, as defined by law, are met.

With regard to non-fuel products, there are legal restrictions at the federal, state and local level in connection with the sale of food, alcohol, cigarettes and other tobacco products, menu labeling, money orders, money transfer services, gaming, lottery, adult magazines and ephedrine sales. Also, regulatory supervision is exercised by health departments at the federal, state and local level over the food products that are sold in the stores that GPM operates. With respect to data held by GPM, including credit card information and data related to loyalty customers, GPM is subject to federal, state and local requirements related to the possession, use, and disclosure of personally identifiable information, including mandated procedures to be followed in the event a data breach were to occur.

GPM and its subsidiaries hold various federal, state, and local licenses and permits, some of which are perpetual, but most of which renew annually. These include general business licenses, lottery licenses, licenses and permits in connection with the sale of cigarettes, licenses in connection with the operation of gaming machines, licenses in connection with the sale of alcoholic drinks, licenses and permits that are required in connection with the sale of fuel, licenses that are required for the operation of convenience stores and licenses to sell food products.

EMV, which stands for Europay, MasterCard and Visa, is a global standard for credit cards that uses computer chips to authenticate and secure chip-card transactions. The liability for fraudulent credit card transactions shifted from the credit card processor to GPM in October 2015 for transactions processed inside the convenience stores (although due to the unavailability of the correct software from branded fuel suppliers, certain of such suppliers have retained certain associated liabilities) and will shift to GPM in April 2021 for transactions at the fuel dispensers. In connection with incentive funds provided by fuel suppliers, GPM is actively upgrading its point-of-sale machines and fuel dispensers to be EMV-compliant at the fuel dispenser. GPM has upgraded all of its inside point-of-sale machines to be EMV-compliant and is in the process of upgrading its fuel dispensers to be EMV-compliant (approximately 20-25% of retail locations are expected to be upgraded by the end of 2020). Due to the unavailability of the correct software from branded fuel suppliers and the cost to upgrade each site, GPM does not expect to upgrade all of its sites prior to April 2021 and accordingly, may be subject to liability for fraudulent credit card transactions processed at fuel dispensers. GPM does not believe that this will expose it to material liability.

GPM’s operations are subject to federal and state laws governing such matters as minimum wage, overtime, working conditions and employment eligibility requirements. Recently, proposals have emerged at state and local levels to increase minimum wage rates. In 2019, efforts were put forth in the U.S. federal government to increase the federal minimum wage to $15 per hour (in contrast to today’s federal minimum wage of $7.25 per hour). However, no federal legislation has been enacted at this time to effect this particular wage increase. The legislative trend to raise the minimum wage on a local and state basis above the federal minimum wage continued in 2019. In 2019, the U.S. federal overtime regulations were expanded to increase the entitlement to overtime pay.

GPM is subject to local, state and federal laws and regulations that address its properties and operations, including, without limitation the transportation, storage and sale of fuel, which have a considerable impact on its operations, including compliance with the requirements and regulations of the U.S. Environmental Protection Agency (“EPA”) and comparable state counterparts. GPM is required to comply with the following regulations, among others:

•

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and comparable state and local laws, which imposes strict, and under certain circumstances, joint and several, liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment, including liabilities for the costs of investigation, removal or remediation of contamination and any related damages to natural resources.

•

The Resource Conservation and Recovery Act gives EPA the authority to control hazardous waste from the “cradle-to-grave.” This includes the generation, transportation, treatment, storage, and disposal of hazardous waste. RCRA also address environmental problems that could result from underground tanks storing fuel and other hazardous substances.

•

The Clean Air Act (“CAA”) and comparable state and local laws which imposes requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere.

•

The Federal Occupational Safety and Health Act (“OSHA”) provides protection for the health and safety of workers. In addition, OSHA’s hazard communication standards require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

The EPA, and several states, have established regulations concerning the ownership and operation of underground fuel storage tanks (“UST”), the release of hazardous substances into the air, water and land, the storage, handling disposal and transportation of hazardous materials, restrictions on exposure to hazardous substances and maintaining safety and health of employees who handle or are exposed to such substances. In addition, we are subject to regulations regarding fuel quality and air emissions.

GPM is committed to acting in accordance with all applicable environmental laws and regulations, both in regard to the sites that it operates and the sites that it leases to outside operators where GPM has responsibility. GPM allocates a portion of its capital expenditure program to comply with environmental laws and regulations, and such capital expenditures are projected to be approximately $3 million in 2020. GPM’s environmental department maintains direct interaction with federal, state, and local environmental agencies for each state in which it operates. As part of GPM’s environmental risk management process, GPM engages environmental consultants and service providers to assist in analyzing GPM’s exposure to environmental risks by developing remediation plans, providing other environmental services, and taking corrective actions as necessary.

Legal Proceedings

As of the date of this proxy statement/prospectus, GPM was not party to any material legal proceedings other than those arising in the ordinary course of business.

Employees

As of June 30, 2020, GPM employed 10,102 employees, with 9,298 employed in its stores and 804 in corporate and field management positions. None of GPM’s employees is currently represented by a labor union or has terms of employment that are subject to a collective bargaining agreement. GPM considers its relationships with its employees to be good and have not experienced any work stoppages.

Intellectual Property

GPM uses a variety of measures, such as trademarks and trade secrets, to protect its intellectual property. GPM also places appropriate restrictions on its proprietary information to control access and prevent unauthorized disclosures as a key part of its broader risk management strategy.

GPM and its subsidiaries own many trademarks that are registered with the United States Patent and Trademark Office, including: “E-Z Mart®,” “fas fuel®,” “fas mart®,” “fas REWARDS®,” “Scotchman®,” “shore stop®” and “Village Pantry®.”

In addition, GPM has a license to use various trademarks within the framework of its field of activities for the supply of branded fuels, including, “ExxonMobil,” “Marathon,” “BP,” “Shell” and “Valero,” where the usage rights in those commercial names has been extended to GPM within the framework of agreements for the purchase of fuels from those suppliers. In the fast food field, GPM has a license to use the “Taco Bell,” “Subway,” “Blimpies,” “Dairy Queen,” “Hunts Brothers,” “Hot Stuff,” “Noble Romans,” “Krystal’s,” “Dunkin’” and “Godfathers” commercial names at its applicable franchised or licensed outlets. GPM also has a license to use the “Jetz” brand name for certain of its convenience stores in Wisconsin.

Suppliers

GPM purchases motor fuel primarily from large, integrated oil companies and independent refiners under supply agreements. As of June 30, 2020, approximately 79% of GPM’s retail locations sold branded fuel. GPM’s branded fuel is primarily sold under the Valero®, Marathon®, BP® and Shell® brand names. GPM is the largest distributor of Valero branded motor fuel on the East Coast and the third largest distributor of Valero branded motor fuel in the United States. In addition to driving customer traffic, GPM’s management believes that its branded fuel strategy enables GPM to lower its purchasing costs and maintain a secure fuel supply. GPM leverages relationships with major distributors such as Core-Mark and Grocery Supply Company as well as over 700 direct store delivery suppliers.

MANAGEMENT OF ARKO

Arko Executive Officers and Directors

The following table sets forth, as of September 10, 2020, certain information regarding executive officers and directors of Arko who are responsible for overseeing the management of Arko, some of whom may serve as executive officers or directors of New Parent following the Business Combination.

Name	Age	Position
Arie Kotler	46	Chairman and Chief Executive Officer
Efrat Hybloom-Klein	46	Chief Financial Officer
Irit Aviram	51	Vice President, General Counsel and Secretary
Shimon Dill	72	Director
Yeonatan Malca	54	Independent Director
Dorit Salingar	60	External Director
Eliezer Yaffe	65	Independent Director
Tali Yaron-Eldar	56	External Director

Arie Kotler has served as GPM’s Chief Executive Officer since September 2011 and President since April 2015. Since November 2005, Mr. Kotler has served as Chairman and Chief Executive Officer of Arko, a publicly traded company on the Tel Aviv Stock Exchange and GPM’s controlling owner. After forming GPM and initiating and managing the acquisition of fas mart and shore stop in 2003, Mr. Kotler served as the Chairman of GPM through November 2005. From 2011 to 2014, he served as a director and, from 2012 to 2014, he served as Chairman of Malrag 2011 Engineering and Construction Ltd., a publicly traded company on the Tel Aviv Stock Exchange. Since 2011, Mr. Kotler has served as Chairman of Ligad Investments & Building Ltd., a corporation which was publicly traded on the Tel Aviv Stock Exchange until it was taken private in January 2013. Mr. Kotler has over 15 years of experience with Israeli public companies and has been involved in various real estate transactions in different phases of development totaling over $1 billion. We believe that Mr. Kotler’s in-depth knowledge of our business along with his industry and public company experience will assist the board of directors in setting strategic direction and developing and executing financial and operating strategies.

Efrat Hybloom-Klein has served as Chief Financial Officer of Arko since November 2006. Prior to that, from 1997 to 2006, Ms. Hybloom-Klein served as Senior Audit Manager of Brightman Almagor Zohar, and Co., a firm in the Deloitte Global Network. Ms. Hybloom-Klein has a Bachelor of Arts in Accounting and Economics and an MBA in Finance, both from Tel-Aviv University, Israel. Ms. Hybloom-Klein is a licensed Certified Public Accountant.

Irit Aviram has served as Vice President, General Counsel and Secretary of Arko since October 2015 and, previously, from January 2008 to August 2009. Ms. Aviram has an LL.B. degree, a Bachelor of Arts in Economics and an Executive MBA, each from Tel Aviv University, Israel.

Shimon Dill has served as a director of Arko since August 2008. Since 1979, Mr. Dill has served as a director and partner in Shimon Dill & Co. accounting firm in Jerusalem, Israel. Mr. Dill is a Certified Public Accountant.

Yeonatan Malca has served as a director of Arko since August 2014. Since 2019, Mr. Malca has served as Chief Executive Officer of NanoGhost Ltd., a drug delivery technology company. Since 2010, he has served as Chief Executive Officer and director of D.N.A. Biomedical Solutions Ltd., an Israeli public company in the life sciences field. From 2009 to 2018, he served as Executive Chairman of the Board of CardioArt Technologies Ltd, a medical device company. Mr. Malca was also Chief Executive Officer and director of Ethos Capital Ltd., an investment banking company, from 2009 to 2012. From 2004 to 2009, he served as CEO and director of Meitav Underwriting Ltd. From 2000 to 2004, Mr. Malca was Senior Vice President at Leumi & Co.

Underwriters Ltd. Mr. Malca currently serves on several boards, including Entera bio Ltd., a publicly traded clinical-stage biopharmaceutical company and BeamMed Ltd., a private company that develops, manufactures and markets bone density assessment and monitoring solutions. Mr. Malca has a Bachelor of Arts in Economics and Statistics (summa cum laude) and a Masters in Economics and Finance, each from Bar Ilan University, Israel.

Dorit Salingar has served as a director of Arko since August 2020. Since 2019, Ms. Salingar has served as an external director, audit committee chair and member of the compensation committee and finance and investment committee of Strauss Group Ltd. Ms. Salingar is a member of the Israeli National Advisory Board for Impact Investments. From 2013 to 2018, Ms. Salingar served as Director General of Capital Markets, Insurance and Savings Authority, a government authority responsible for regulation of financial services in the insurance, pension and provident funds markets in Israel. In addition, Ms. Salingar also served on the Advisory Committee to the Supervisor of the Banks. From 2011 to 2013, Ms. Salingar was Chief Executive Officer of Dorit Salingar Ltd., through which she provided investment banking services, and a member of the boards of Israeli companies in the fields of real estate, technology services and the biotech sector. From 2011 to 2013, Ms. Salingar also served as a member of the credit committee of Amitim Pension Fund, the largest pension fund in Israel. From 1992 to 1997, she served in various roles at Maalot, the Israel rating company, before becoming its CEO, a position she held from 1998 to 2007. After successfully negotiating the sale of Maalot to Standard & Poor’s, from 2008 to 2011, Ms. Salingar served as the Chief Executive Officer of Standard & Poor’s Maalot Ratings. Ms. Salinger has a Bachelor of Science Cum Laude in Economics and Management from the Technion – Israel Institute of Technology, Israel and an MBA in Finance from Tel Aviv University, Israel.

Eliezer Yaffe has served as a director of Arko since December 2017. Since 2018, Mr. Yaffe has served as Chief Executive Officer of Eltek Ltd., a publicly traded manufacturer and leading global provider of complex printed circuit boards. From 2012 to 2018, Mr. Yaffe was Chief Executive Officer of a privately-owned company where he provided services as an independent consultant focusing on private equity for certain industries, as a strategic consultant to the CEO of Israel’s top energy company, and as a Chief Executive Officer of a producer of composite materials structural airframe parts, with Boeing as its main customer. From 1996 to 2012, he served as President of Carmel Forge Ltd., a forging company producing jet engine parts for the aerospace industry. Prior to that, from 1994 to 1996, he served as President of Urdan Industries Ltd., a primary metals manufacturing company. In previous roles, from 1981 to 1994, Mr. Yaffe served as VP of Business Development, M&A & Strategic Planning at Ormat Industries Ltd. Mr. Yaffe has a B.Sc. degree (with honors) in Mechanical Engineering from the Technion – Israel Institute of Technology, Israel, an M.Sc. degree in Energy Studies from Tel Aviv University, Israel and an MBA (with honors) in Finance and Marketing from Bar Ilan University, Israel.

Tali Yaron-Eldar has served as a director of Arko since October 2014. Since 2013, Ms. Yaron-Eldar has been the managing partner of Yaron-Eldar, Paller, Schwartz & Co., Law Offices, a boutique firm specializing in tax law. From 2007 to 2012, Ms. Yaron-Eldar was a partner at the law firm of Tadmor & Co., and she was a partner at the law firm of Cohen, Yaron-Eldar & Co. between 2004 and 2007. From 2004 to 2007, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company, and from 1998 until 2004, also served in various senior roles in the Israeli Tax Authority, including as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel for a period of two years. Ms. Yaron-Eldar currently serves as a director of Optibase Ltd., a publicly traded company, and previously served as a director of several publicly traded companies including, Galmed Pharmaceuticals, Rossetta Genomics Ltd., and Magicjack Vocaltec Ltd., until it was sold in 2018. Ms Yaron-Eldar also serves as a director of several Israeli publicly traded companies, including Lodzia Rotex Investments Ltd., Tedea Technological Development and Automation Ltd., and Navitas Petroleum LP. Ms. Yaron-Eldar has an LL.B. degree and an MBA in Finance, both from Tel-Aviv University, Israel. Ms. Yaron-Eldar is also a member of the Israeli Bar Association.

MANAGEMENT OF GPM

GPM Executive Officers and Directors

The following table sets forth, as of September 10, 2020, certain information regarding executive officers and directors of GPM who are responsible for overseeing the management of GPM, some of whom may serve as directors or executive officers of New Parent following the Business Combination.

Name	Age	Position
Arie Kotler	46	Chief Executive Officer, President and Director
Don Bassell	62	Chief Financial Officer
Eyal Nuchamovitz	46	Executive Vice President and Director
Maury Bricks	45	General Counsel and Secretary
Morris Willner	74	Chairman of the Board
Avram (Avi) Friedman	56	Director
Sean Murphy	39	Director
Brad Scher	60	Director

The biography of Mr. Kotler is set forth above in the section titled “Management of Arko.”

Don Bassell has served as Chief Financial Officer of GPM since April 2014 and previously served as its Chief Financial Officer from January 2004 through December 2010. From December 2010 to February 2014, Mr. Bassell served as Chief Financial Officer of Mid-Atlantic Convenience Stores, LLC. Before joining GPM in January 2004, Mr. Bassell served in a wide variety of financial, treasury and MIS roles with major oil companies, other distributors and service providers. Mr. Bassell has over 35 years of experience in petroleum, convenience store, refining and retail fuel distribution businesses. He graduated with a Bachelor of Arts in Accounting from Duke University, magna cum laude, and is a licensed Certified Public Accountant.

Eyal Nuchamovitz has served as Executive Vice President of GPM since January 2012 and as a director of GPM since July 2012. Between 2012 and 2017, Mr. Nuchamovitz provided such management and advisory services to GPM through NEMG, an entity owned by Mr. Nuchamovitz. Mr. Nuchamovitz has served as Executive Vice President and Director of GPM Petroleum GP, LLC since April 2015. Prior to joining GPM, from 2010 to 2011, Mr. Nuchamovitz served as Chief Executive Officer of Arkos USA, a subsidiary of Arko, through NEMG. Mr. Nuchamovitz served as the Executive Vice President and Chief Financial Officer of Tarragon Corporation from November 2008 until April 2010. Mr. Nuchamovitz has a Bachelor of Arts in Accounting and Economics from Ben Gurion University, Israel, and has a Masters in Legal Studies for Graduates in Economics and Accounting Bar from Ilan University, Israel.

Maury Bricks has served as General Counsel and Secretary of GPM since January 2013. Prior to joining GPM, from 2005 to 2013, Mr. Bricks was an attorney with Greenberg Traurig, LLP, an international law firm. Before joining Greenberg Traurig, LLP, Mr. Bricks worked in finance for the pipeline and retail natural gas divisions of Shell Oil Company. Mr. Bricks graduated from the University of Texas with both a Bachelor of Business Administration in Finance and a Bachelor of Arts in the Plan II Honors Program, from the London School of Economics and Political Science, with distinction, with a Masters in Accounting and Finance; and from the University of Michigan, magna cum laude, with a Juris Doctorate. Mr. Bricks holds the Chartered Financial Analyst® designation.

Morris Willner has served as Chairman of the board of GPM since January 2015. Mr. Willner is the owner and manager of Willner Realty & Development (WRDC), a full service, multi-faceted real estate development company focused on value-add adaptive-reuse projects spanning the east coast US and Israel, which he founded in 1979. He was also a certified public accountant previously associated with the accounting firm of Arthur Young & Co. and the investment firm Fidelity Bond & Mortgage Co. Mr. Willner serves on numerous community boards. Mr. Willner holds a Masters in Business Administration from New York University.

Avram (Avi) Friedman has served as a director of GPM since August 2014. Mr. Friedman has been employed by Davidson Kempner Capital Management LP since October 2001 and became a Managing Member in 2006. Mr. Friedman received his Bachelor of Arts from York University and Master of Management from Northwestern University Kellogg Graduate School of Management.

Sean Murphy has served as a director of GPM since January 2017. Sean Murphy is Co-Head and Partner at Harvest Partners Structured Capital Fund (“Harvest SCF”), a private equity investment company, which he joined in January 2016. Harvest SCF acquired a minority ownership position in GPM in 2017. Prior to joining Harvest SCF, from July 2006 to July 2015, Mr. Murphy was a Managing Director with Angelo, Gordon & Co., where he was responsible for sourcing and completing private equity transactions in the Consumer / Retail, Business Services and Financial Services industries. Prior to Angelo, Gordon & Co., Mr. Murphy was an Associate at Bear Growth Capital Partners, an affiliate of Bear Stearns Merchant Banking. He began his career as an Analyst at both Bear Growth Capital Partners and the investment banking division of Bear, Stearns & Co. Inc. Mr. Murphy is currently a member of the board of Advancing Eyecare, Gehl Foods, OTG Management, and Roland Foods. He is also an Observer to the Board of 8th Avenue Food & Provisions, Avalign, EyeCare Services Partners and VetCor. Mr. Murphy holds a Bachelor of Arts in Political Science from Yale University.

Brad Scher has served as a director of GPM since August 2014. Mr. Scher is the Managing Member of Ocean Ridge Capital Advisors, LLC, a privately held consulting firm which he founded in February 2002 to provide financial and operating consultative services. From September 1996 to February 2002, Mr. Scher was a Managing Director for PPM America, Inc., managing in excess of $1 billion of investments for a special situations fund. From January 1990 to September 1996, he was a Director with TIAA-CREF in the special loans unit of its investing arm. Mr. Scher was an Investment Manager in the Private Placements division of The Travelers from July 1987 to December 1989 and was a middle market lending officer with Chemical Bank from July 1982 to June 1987, where he graduated from the bank’s highly acclaimed credit training program. Mr. Scher has been a member of the boards of directors of numerous public and private companies, including RCS Capital Corp., a publicly traded company, in 2016. He earned a Bachelor of Arts degree in Economics and Finance from Yeshiva University and a Masters in Business Administration from Fordham University’s Gabelli School of Business.

ARKO’S EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis provides information regarding GPM’s executive compensation program and decisions for 2019 for the following individuals who we refer to as named executive officers, or NEOs, who will serve as executive officers of New Parent following the Business Combination:

•	Arie Kotler, Chairman and Chief Executive Officer, Arko; President, Chief Executive Officer and Director, GPM

•	Don Bassell, Chief Financial Officer

•	Maury Bricks, General Counsel and Secretary

Mr. Kotler is considered an NEO of both Arko and GPM, while the other executives are NEOs of GPM. Mr. Kotler does not receive any compensation directly from GPM, as his services as Chief Executive Officer of GPM are provided to GPM through KMG Realty LLC (“KMG”), an entity wholly owned by Mr. Kotler, in exchange for management fees, pursuant to a management services agreement between GPM and KMG (the “GPM Management Services Agreement”). KMG is also party to a profits participation agreement with the members of GPM (the “Profits Participation Agreement”) pursuant to which KMG is entitled to receive annual net profit participation amounts from GPM. See “Payments to KMG—GPM Management Services Agreement” and “Payments to KMG—Profits Participation Agreement” for more information.

Mr. Kotler does not receive any compensation from Arko for his services as Chief Executive Officer of Arko. His services as Chairman of Arko are provided to Arko through KMG in exchange for management fees, pursuant to a management services agreement between Arko and KMG (the “Arko Management Services Agreement”). See “Payments to KMG—Arko Management Services Agreement” for more information.

As a result, this Compensation Discussion and Analysis focuses primarily on GPM’s executive compensation program with respect to the NEOs, other than Mr. Kotler.

EXECUTIVE COMPENSATION PROGRAM

Executive Compensation Objectives and Philosophy

GPM’s executive compensation program is designed to attract and retain individuals with the qualifications to manage and lead GPM as well as to motivate them to develop professionally and contribute to the achievement of GPM’s financial goals. GPM’s primary executive compensation objectives are to:

•	attract, retain and motivate executives who are capable of advancing its mission and strategy; and

•	reward executives in a manner aligned with its financial performance.

To achieve its objectives, GPM delivers executive compensation to the NEOs through a combination of the following components:

•	base salary;

•	cash bonus opportunities;

•	severance benefits; and

•	broad-based employee benefits.

Base salaries, broad-based employee benefits and severance benefits are designed to attract and retain senior management talent. Annual cash bonus opportunities are designed to reward executives for their contributions to GPM’s financial performance.

Compensation Determination Process; Role of Compensation Consultant and Management

GPM’s Chief Executive Officer oversees all aspects of its executive compensation program. In making compensation decisions for the NEOs, the Chief Executive Officer annually reviews financial data provided by the Chief Financial Officer, the performance of the executive officer and GPM’s overall performance against its applicable corporate goals. GPM did not engage any compensation consultant to assist with respect to GPM’s 2019 compensation program. GPM did not engage in benchmarking when making executive compensation decisions in 2019.

Compensation Elements

The following is a discussion and analysis of each component of GPM’s executive compensation program:

Base Salary

Annual base salaries compensate the NEOs for fulfilling the requirements of their respective positions and provide them with a predictable and stable level of cash income relative to their total compensation. The Chief Executive Officer reviews executive salary to ensure that GPM remains competitive in attracting and retaining qualified executives. Mr. Bassell received a base salary in 2019 in accordance with the terms of his employment agreement. Mr. Bricks’ base salary in 2019 was based upon consideration of the scope of his duties and responsibility associated with his position and such factors as his performance, length of service and experience. The “Summary Compensation Table” and corresponding footnotes to the table show the base salary earned by each NEO during fiscal 2019.

Bonuses

Most of the employees in GPM’s head offices, including the NEOs, are eligible to receive annual bonus payments under GPM’s Corporate Incentive Plan. Payments under the plan are dependent on 1) the level and salary of the employee and 2) GPM’s actual performance in comparison with its budget for the fiscal year. The bonuses are calculated and paid annually. Bonuses are designed to reward employees, including the NEOs, for their contributions to GPM’s financial performance, in accordance with their level and salary.

Base Bonus

Under the 2019 Corporate Incentive Plan, GPM used an internal profit metric as the financial performance metric for corporate-level employee bonuses, including the NEOs, which is defined as net income (loss) adjusted to exclude depreciation and amortization, interest and income taxes and further adjusted for certain non-operating and select expense items (the “Budget”). For 2019, GPM’s board of managers established a Budget (the “Budget Goal”). No bonuses were payable to the NEOs under the Corporate Incentive Plan unless GPM achieved a minimum of 95% of the Budget Goal.

The following table shows the threshold and target achievement levels of the Budget Goal for 2019 and the corresponding payout levels to the NEOs. Payout levels between the stated levels of achievement would increase in 10% increments for each additional percentage of the Budget Goal achieved, up to the target level.

Performance Metric	Threshold	Target
Budget	95%	100%
Payout Level	50%	100%

Bonus percentages are based upon GPM’s pay-grade structure which reflects, among other things, differences in base salary, reporting relationships and financial responsibilities. Bonus percentages also reflect the NEO’s ability to directly impact GPM’s profits. For 2019, Messrs. Bassell and Bricks had a target bonus of 25% of their 2019 annual base salary. The bonus amount to be paid to the NEOs was calculated using the following formula:

Base Salary X Target Bonus X Payout Level (%) = Bonus Payout

In 2019, GPM met 79% of the Budget Goal which was below threshold. Therefore, no bonuses were paid under the Corporate Incentive Plan for 2019.

Supplemental Bonus

GPM employees, including the NEOs, have the potential to earn a supplemental bonus equal to what he or she has already earned, as described above, to further reward employees when GPM exceeds certain levels of Budget in a calendar year. A percentage of amounts that exceed the Budget Goal (up to 118% of the Budget Goal) may be shared pro rata among all eligible participants in the Corporate Incentive Plan as provided under such plan. A participant must have earned some base bonus to be eligible to receive a supplemental bonus. As discussed above, in 2019, GPM met 79% of the Budget Goal which was below the threshold. As a result, the NEOs did not receive a supplemental bonus related to 2019 Budget.

Special Performance Bonus

Under the terms of his employment agreement in effect during 2019, Mr. Bassell was entitled to receive a Special Performance Bonus in the amount of $75,000 if GPM’s EBITDA (defined as net income (loss) adjusted to exclude depreciation and amortization, interest and income taxes) exceeded a threshold of $20 million in any calendar year. The bonus was payable quarterly, to the extent GPM was in line to meet such threshold. Beginning in the second quarter of 2017, the annual Special Performance Bonus was increased to $100,000.

In 2019, GPM’s EBITDA exceeded $20 million. As a result, Mr. Bassell received a Special Performance Bonus of $100,000 related to 2019 performance.

Benefits and Perquisites

Employee Benefit Plans

NEOs are eligible to participate in GPM’s employee benefit plans, including GPM’s medical, disability and life insurance plans, in each case, on the same basis as all of its other employees. The employee benefit plans are designed to assist in attracting and retaining skilled employees critical to GPM’s long-term success. GPM also maintains a 401(k) plan for the benefit of its eligible employees, including the NEOs, as discussed below.

401(k) Plan

GPM maintains a retirement savings plan, or 401(k) plan, that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Under the 401(k) Plan, eligible employees may defer up to 75% of their compensation subject to applicable annual contribution limits imposed by the Internal Revenue Code of 1986, as amended, or the Code. GPM’s employees’ pre-tax contributions are allocated to each participant’s individual account and participants are immediately and fully vested in their contributions. GPM matches a portion of employee contributions according to the 401(k) plan (subject to Internal Revenue Service limits and non-discrimination testing). For 2019, the matching contribution was 25% of the first 6% of contributions made by the participants for such plan year. For 2020, the matching contribution is 50% of the first 6% of such contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. GPM made matching contributions of $237,000 to the 401(k) Plan during the year ended December 31, 2019.

Non-Qualified Deferred Compensation

GPM offers a select group of management and key employees, including the NEOs, who contribute materially to its continued growth, development and future business success an opportunity to defer a portion of their compensation (in the form of salary and bonuses) under its Non-Qualified Plan, or NQP. See “Non-Qualified Deferred Compensation” for additional information about the NQP and matching contributions made for NEOs.

Pension Benefits

GPM does not maintain any pension benefit or retirement plans other than the 401(k) plan.

Payments to KMG

GPM Management Services Agreement

As discussed above, Mr. Kotler does not receive any compensation, including bonuses, directly from GPM, as his services as Chief Executive Officer of GPM are provided to GPM through KMG pursuant to the GPM Management Services Agreement. Under the GPM Management Services Agreement, for the period January 1, 2017 through December 31, 2019, KMG was entitled to a management fee in the amount of $60,000 per month. In addition, KMG was entitled to receive an annual bonus in accordance with GPM’s Corporate Incentive Plan (described above). The annual bonus which KMG is eligible to receive under the Corporate Incentive Plan cannot exceed six monthly management fee payments. Based on GPM’s financial performance, for the years 2017, 2018 and 2019, KMG did not receive a bonus. The GPM Management Services Agreement also requires GPM to reimburse KMG for all out of pocket expenses related to the activity of GPM.

On January 1, 2020, GPM and KMG entered into a Second Amended and Restated Management Services Agreement which extended the term of the GPM Management Services Agreement from January 1, 2020 through December 31, 2022 and increased the management fee to $90,000 per month. In addition, a portion of bonus equal to four monthly management fees is payable subject to increases in Arko’s share price. Upon the closing of the Business Combination, the GPM Management Services Agreement will be terminated.

Profits Participation Agreement

Pursuant to the Profits Participation Agreement, KMG is entitled to an annual net profit participation amount. For the years 2017 through 2019, this amount was calculated as the lower of (i) 3% of GPM’s annual net profit, based on GPM’s US GAAP consolidated financial statements for years ended December 31, 2017, 2018 and 2019, or (ii) $280,000. At the request of KMG, at the end of the first, second and third quarters of each calendar year, GPM pays an advance on the annual net profit participation amount, subject to GPM’s ability to offset any excess amounts from future amounts to which KMG will be entitled. Based on GPM’s financial performance in 2019, KMG was not entitled to an annual profits participation amount for 2019. KMG received $210,000 in advances for 2019, which will be offset against future payments by GPM.

For the years 2020 through 2022, the annual net profit participation amount will be calculated as the higher of (i) 5% of GPM’s annual net profits for such calendar year based on GPM’s US GAAP consolidated financial statements after adjustments as defined below, or (ii) 5% of the positive difference (if any) between the adjusted EBITDA (as defined in Profits Participation Agreement) for such calendar year and the adjusted EBITDA for the prior calendar year, up to an annual maximum amount of $400,000. The Profits Participation Agreement will terminate upon the termination of the GPM Management Services Agreement.

Arko Management Services Agreement

As discussed above, Mr. Kotler does not receive any compensation directly from Arko for his services as Chief Executive Officer of Arko. Mr. Kotler also does not receive any compensation directly from Arko for his services as Chairman of Arko, as these services are provided to Arko through KMG pursuant to the Arko Management Services Agreement. Under the Arko Management Services Agreement, KMG is entitled to a monthly management fee of approximately $5,000, linked to the Consumer Price Index, and to a reimbursement for reasonable expenses incurred by KMG in connection with the provision of management services. The Arko Management Services Agreement will remain in effect until October 31, 2020 as long as Mr. Kotler continues to serve as Chairman of Arko’s board of directors. Upon the closing of the Business Combination, the Arko Management Services Agreement (or any extension thereof) will be terminated.

The table below shows the payments received by KMG for services provided by Mr. Kotler to GPM and Arko in 2017, 2018 and 2019. These amounts are included under “All Other Compensation” in the Summary Compensation Table:

Agreement	2017	2018	2019
GPM Management Services Agreement	727,193	727,193	727,193
Profits Participation Agreement	189,000	280,000	—
Arko Management Services Agreement	60,000	70,000	60,000

Total	976,193	1,077,193	787,193

Employment, Severance or Change in Control Agreements

GPM considers maintenance of a strong management team essential to its success. To that end, GPM recognizes that the uncertainty that may exist among management with respect to their “at-will” employment with GPM could result in the departure or distraction of management personnel to the company’s detriment. Accordingly, GPM determined that severance arrangements are appropriate to encourage the continued attention and dedication of certain members of its management team and to allow them to focus on the value to equity holders of strategic alternatives without concern for the impact on their continued employment. See “Potential Payments upon Termination or Change in Control” for a discussion of certain rights of the NEOs upon termination of their employment or upon the occurrence of certain events.

Employment Agreements

Bassell Employment Agreement

Pursuant to the terms of the executive employment agreement dated April 1, 2014, between GPM and Mr. Bassell, Mr. Bassell continued to serve as GPM’s Chief Financial Officer. Under the terms of the agreement, Mr. Bassell was entitled to receive an annual base salary of $240,000, subject to annual increases as determined by GPM’s board of managers, and was eligible to receive bonus payments under the Corporate Incentive Plan. Mr. Bassell was also eligible to receive an annual Special Performance Bonus in the amount of $75,000 if GPM’s EBITDA exceeded $20 million in any calendar year. Beginning in the second quarter of 2017, the annual Special Performance Bonus was increased to $100,000.

On August 4, 2020, GPM and Mr. Bassell entered into an amended and restated employment agreement for a five-year term, following which the agreement will be automatically extended for additional one-year terms, unless either GPM or Mr. Bassell gives at least 90 days’ prior notice of non-extension. Under the terms of the amended and restated employment agreement, Mr. Bassell is entitled to the following:

•	An annual base salary of $370,302 (subject to discretionary review by the Chief Executive Officer for increase (but not decrease));

•	A signing bonus of $50,000;

•	A monthly car allowance of $600;

•	A quarterly bonus of $35,000 (to be eligible, Mr. Bassell must be employed by GPM on the last date of the prior calendar quarter);

•	Participation in GPM’s Corporate Incentive Plan;

•	Discretionary bonus (as determined by the Chief Executive Officer or board); and

•	Participation in customary employee benefit plans and in the NQP.

Bricks Employment Agreement

Pursuant to the terms of the employment agreement dated January 3, 2020, between GPM and Mr. Bricks, Mr. Bricks continued to serve as GPM’s General Counsel for a five-year term, following which the agreement will be automatically extended for additional successive one-year terms, unless either GPM or Mr. Bricks gives at least 90 days’ prior notice of non-extension. Under the terms of the employment agreement, Mr. Bricks is entitled to the following:

•	An annual base salary of $395,000 (subject to discretionary review by the Chief Executive Officer for increase (but not decrease));

•	A signing bonus of $50,000;

•	A monthly car allowance of $600;

•	A quarterly bonus of $10,000 (to be eligible, Mr. Bricks must be employed by GPM on the last date of the prior calendar quarter);

•	Participation in GPM’s Corporate Incentive Plan;

•	Discretionary bonus (as determined by the Chief Executive Officer or board); and

•	Participation in customary employee benefit plans and in the NQP.

Compensation Actions Taken in 2020

Mr. Bassell entered into an amended and restated employment agreement with GPM on August 4, 2020 and Mr. Bricks entered into an employment agreement with GPM on January 3, 2020, pursuant to which, among other provisions, each of Messrs. Bassell and Bricks received an annual base salary increase and a signing bonus, as described above.

See “Employment Agreements” and “Potential Payments Upon Termination or Change in Control” for more details regarding Messrs. Bassell’s and Bricks’ employment agreements.

GPM Hedging Policy

GPM does not have any security ownership requirements with respect to its employees, directors or executive officers or any policies regarding hedging the economic risk of such ownership.

Executive Compensation

Summary Compensation Table

The following table presents information regarding the compensation earned or received by the NEOs for services rendered during the fiscal year ended December 31, 2019.

	Year	Salary	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Name and Principal Position		($)	($)(1)	($)(2)(3)	($)
Arie Kotler,	2019	—	—	787,193	787,193
Chairman and Chief Executive Officer, Arko;	2018	—	—	1,077,193	1,077,193
Chief Executive Officer, President and Director	2017	—	—	976,193	976,193
Don Bassell,	2019	355,783	100,000	9,180	464,963
Chief Financial Officer	2018	342,097	100,000	9,180	451,277
	2017	334,842	93,750	8,515	437,107
Maury Bricks,	2019	322,830	—	12,342	335,172
General Counsel and Secretary	2018	310,416	—	8,036	318,452
	2017	303,831	—	7,678	311,509

(1)	The amounts shown in this column represent Special Performance Bonuses paid to Mr. Bassell. See “Special Performance Bonus” for a discussion of such bonuses.
(2)

The amounts shown in this column include 401(k) matching contributions for Mr. Bricks in 2017, 2018 and 2019, matching contributions made under the NQP for Mr. Bricks in 2019, and imputed income for group term life insurance and car allowances for Messrs. Bassell and Bricks for 2017, 2018 and 2019.

(3)

Mr. Kotler does not receive any compensation directly from GPM or Arko, as his services are provided through KMG. The amounts shown in this column for Mr. Kotler include payments he received under the GPM Management Services Agreement, the Arko Management Services Agreement and the Profits Participation Agreement. See “Payments to KMG” above for a detailed discussion of such payments.

Grants of Plan-Based Awards in 2019

The following table provides supplemental information relating to grants of plan-based awards made to NEOs during 2019.

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Threshold ($)
Arie Kotler	—
Don Bassell	100,000
Maury Bricks	—

(1)

The amount shown represents the threshold payout that could have been earned as a Special Performance Bonus by Mr. Bassell, subject to GPM achieving threshold EBITDA of $20 million for 2019. Based on GPM’s achievement of EBITDA of $80.5 million for 2019, Mr. Bassell earned a Special Performance Bonus of $100,000.

Outstanding Equity Awards at 2019 Fiscal Year End

None of NEOs held equity awards as of December 31, 2019.

Option Exercises and Stock Vested in 2019

None of the NEOs exercised any option awards or vested in any stock awards in 2019.

Pension Benefits Table

None of the NEOs participated in any defined benefit pension plans in 2019.

Non-Qualified Deferred Compensation

GPM offers a select group of management and key employees, including its NEOs, who contribute materially to its continued growth, development and future business success an opportunity to defer a portion of their compensation under its NQP. The NQP allows these employees to defer up to 90% of their annual base salary and cash bonuses. Distributions under the NQP begin on a date determined by the board, or a committee appointed by the board (the “committee”), that is within 30 days of the participant’s separation from service, except in the case of specified employees where no distributions will be made until six months after separation from service or, if earlier, the date of the specified employee’s death. Participants may elect to receive deferred amounts in a lump sum or in at least two, but not more than ten, consecutive annual installments. Participants can elect from investment alternatives made available as investment options for their deferred compensation and gains and losses on these investments are credited to their respective accounts.

For each plan year, as determined by the committee, GPM matches up to 25% of the first 6% of contributions made by the participants for such plan year; however, that amount is reduced, dollar for dollar, by the amount of employer matching contributions that GPM contributes to the participant’s 401(k) plan for such plan year. In addition, as determined by the committee, GPM may make additional matching contributions, in its sole discretion, on a participant by participant basis. GPM may also make discretionary contributions to a participant’s account on a participant by participant basis.

Tax rules limit the amount that executives may contribute under the 401(k) plan and therefore also limit the company match under the 401(k) plan for executives. The NQP matching contribution reflects the amount of the matching contribution which is limited by the tax laws.

The following table sets forth non-qualified deferred compensation during the year ended December 31, 2019 for the NEOs set forth below.

Name	Executive Contributions in Last Fiscal Year $	Registrant Contributions in Last Fiscal Year $(1)	Aggregate Balance at Last Fiscal Year-End $
Arie Kotler	—	—	—
Don Bassell	—	—	—
Maury Bricks	19,370	4,047	23,417

(1)

The amount in this column is included in the “All Other Compensation” column for 2019 in the Summary Compensation Table, and represents employer contributions credited to the NEO’s account during 2019.

Potential Payments Upon Termination or Change in Control

As of December 31, 2019, Mr. Bricks did not have any arrangements with GPM that provided for payments or benefits in the event of termination of employment. Mr. Bassell’s employment agreement which was in effect as of December 31, 2019 provided for certain payments and benefits in the event of certain terminations of employment. The material terms of such arrangements as of December 31, 2019 are described below.

Bassell Previous Employment Agreement

If Mr. Bassell’s employment was terminated by GPM without cause or by Mr. Bassell for good reason, or as a consequence of death or disability, Mr. Bassell was entitled to payment for (i) all accrued and unpaid base salary, accrued and unused vacation time through the termination date, all unreimbursed documented business expenses incurred through the termination date, and payment and/or provision of all vested benefits to which Mr. Bassell may be entitled through the termination date with respect to applicable benefit or incentive compensation plans, policies or programs and (ii) a pro rata portion of Mr. Bassell’s bonus under the Corporate Incentive Plan (if any was due) or Special Performance Bonus (if any was due), payable at the time the bonus or Special Performance Bonus would have been paid to Mr. Bassell had he remained employed through the applicable calendar year. If Mr. Bassell’s employment was terminated due to his voluntary resignation (other than for good reason) or termination by GPM for cause or due to non-extension of the employment agreement by GPM or the executive, he was only entitled to receive his accrued and unpaid base salary through the termination date.

Bassell and Bricks Current Employment Agreements

Mr. Bassell’s amended and restated employment agreement and Mr. Bricks’ employment agreement each provide for certain payments and benefits upon termination of the executive’s employment. The material terms of these arrangements are described below:

•

Termination for any reason. In connection with a termination by GPM for any reason, the executives will be entitled to payment of all accrued and unpaid base salary and quarterly bonus through the termination date, all unreimbursed documented business expenses and other amounts payable under the agreement incurred through the termination date and payment and/or provision of all vested benefits to which the executive may be entitled through the termination date with respect to applicable benefit or incentive compensation plans, policies or programs.

•

Termination for good reason or without cause. In addition to the payments described above, in connection with any termination by GPM without cause or by the executive for good reason (each, as defined below), if the executive’s employment is terminated within five years from the effective date of his employment agreement, and a GPM Sale Payment (as defined below) is not payable in connection with such termination, the executive will be entitled to:

•	A pro rata portion of his bonus (if any is due under the Corporate Incentive Plan); and

•	Payment of base salary for the period commencing on the termination date and ending on the date that is three months from the termination date.

Mr. Bassell’s amended and restated employment agreement and Mr. Bricks’ employment agreement each provide for certain payments and benefits upon occurrence of the following events:

•

IPO. If GPM completes an IPO (as defined below), then the executives will receive equity (or equity-equivalents, such as options) as part of a customary plan for executives created as part of such IPO, subject to the vesting requirements of such plan.

•

Sale of GPM. If GPM sells substantially all of its assets or its equity (each, a “GPM Sale”) prior to the termination of the executive’s employment or, a GPM Sale occurs under a fully executed agreement entered into within 180 days following termination of the executive’s employment by GPM without cause or his resignation for good reason, GPM shall pay an amount as part of a customary plan for executives created as part of the GPM Sale (the “GPM Sale Payment”) to the executives. These amounts will be payable within 60 days following consummation of the GPM Sale. Upon an IPO, the foregoing provision will terminate and such amounts will no longer be payable.

The payments described above under “Sale of GPM” are subject to the executive’s delivery to GPM of an executed release of claims and continued compliance with restrictive covenants regarding confidentiality, proprietary rights, non-competition, non-solicitation and non-disparagement. Upon termination of the executive’s employment, the non-solicitation covenant will continue to apply for twelve months. In addition, the non-competition covenant will continue to apply (i) in the case of termination by GPM for cause or by the executive without good reason, for twelve months and (ii) in the case of termination by GPM without cause or by the executive for good reason, for three months.

If any of the payments or benefits received or to be received by the executive constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to excise tax, then such payments will be reduced in a manner determined by GPM (by the minimum amounts possible) that is consistent with Section 409A until no amount payable by the executive will be subject to excise tax.

For purposes of the employment agreements:

“Cause” means (i) the board’s reasonable determination that there has been misconduct by the executive that is materially injurious to GPM or that results in the executive’s inability to substantially perform his duties for GPM, (ii) the board’s reasonable determination that the executive failed to carry out or comply with any lawful and reasonable directive of the board or CEO consistent with the terms of his employment agreement, (iii) the executive’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude, (iv) the board’s reasonable determination of the executive’s unlawful use (including being under the influence) or possession of illegal drugs on GPM (or any affiliate’s) premises or while performing the executive’s duties and responsibilities, (v) the executive’s commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against GPM or any of its affiliates, other than inadvertent actions or actions that are not materially injurious to GPM, (vi) the executive’s material violation of any provision of his employment agreement, any other written agreement between GPM and the executive, or any material GPM policy, (vii) the executive’s willful and prolonged, and unexcused absence from work (other than by reason of disability due to physical or mental illness), or (viii) the board’s reasonable determination of any unlawful act or breach of GPM policy, discrimination or harassment against another GPM employee or any affiliated or related company of GPM.

“Good Reason” means, if such event occurs without the executive’s consent in writing, (i) a material diminution in the nature or scope of the executive’s responsibilities, authorities, title or duties, (ii) a material reduction in the executive’s annual base salary from the annual base salary in effect in the immediately prior year, (iii) a reduction in the quarterly bonus, (iv) GPM materially violating any of its material obligations to the executive under the agreement, or (v) GPM requiring the executive to permanently relocate more than 100 miles from Richmond, Virginia. However, “Good Reason” will only exist if the executive gives GPM notice within 30 days after the first occurrence of any of the foregoing events, GPM fails to correct the matter within 30 days following receipt of such notice and the executive actually terminates employment within 90 days following the expiration of GPM’s 30-day cure period. If the executive does not so terminate, any claim of such circumstances of “Good Reason” shall be deemed irrevocably waived by the executive.

“IPO” means (i) an initial public offering and sale of any securities of GPM pursuant to an effective registration statement under the Securities Act the issuer of which, immediately before the registration, was not subject to Exchange Act reporting requirements, (ii) a transaction pursuant to which GPM merges with or into a direct or indirect subsidiary of, or effects a share exchange with, an issuer subject to Exchange Act reporting requirements (including, a transaction with a special purpose acquisition company), following which, holders of the securities of GPM prior to such transaction receive as consideration equity securities of such issuer, (iii) the registration of any securities of GPM under Section 12 of the Exchange Act.

Potential Payments Upon Termination

The estimated payment that would have been provided to Mr. Bassell, pursuant to his employment agreement, as a result of termination by GPM without cause or by Mr. Bassell for good reason, or in the case of death or disability was $100,000. This represents the bonus under the Corporate Incentive Plan and Special Performance Bonus payable when, and to the extent that, they would have been paid had Mr. Bassell’s employment not terminated. The amount reflects the Special Performance Bonus earned by Mr. Bassell for 2019. Mr. Bassell did not receive a bonus under the Corporate Incentive Plan for 2019.

As discussed above, as of December 31, 2019, Mr. Bricks did not have any arrangements with GPM that provided for payments or benefits in the event of termination of employment.

Upon termination of Mr. Kotler’s services to GPM, KMG will be entitled to receive management fees, annual bonus and reimbursements, in accordance with the GPM Management Services Agreement. KMG will also be entitled to receive a pro rata portion of net profits participation amounts, if any, based on the number of days services were performed by Mr. Kotler.

Other Change in Control Payments

In addition to the amounts set forth in the table below, in the event of a change in control event (as defined in the NQP), the value of the participant’s account will be distributed as a lump sum payment to the participant not more than 90 days following the change in control event. The amounts that would have been accelerated in the event of a change in control are shown in the “Aggregate Balance at Last Fiscal Year-End” column of the Non-Qualified Deferred Compensation Table.

Director Compensation

GPM did not pay its directors any compensation for serving on the board of managers during 2019.

ARKO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes of Arko Holdings Ltd. included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

For purposes of this Management’s Discussion and Analysis, references to the “Company,” “we,” “us” and “our” refer to Arko Holdings Ltd. and its subsidiaries and affiliates.

Overview

ARKO Holdings Ltd. is a public company incorporated in Israel, whose securities are listed for trading on the Tel Aviv Stock Exchange Ltd. Our primary activity is holding the controlling equity interest in GPM Investments, LLC (“GPM” including companies wholly owned and fully controlled by GPM). GPM is a Delaware limited liability company engaged directly and through wholly owned and controlled (directly or indirectly) subsidiaries in retail activity which includes the operation of a chain of convenience stores, most of which offer for sale retail motor fuel, and in wholesale activity which includes the supply of fuel to gas stations operated by third parties (dealers).

As of June 30, 2020, GPM, the seventh largest convenience store chain in the United States ranked by store count, operated 1,266 retail convenience stores. As of June 30, 2020, GPM operated its stores under 16 regional store brands including 1-Stop, Admiral, Apple Market®, BreadBox, E-Z Mart®, fas mart®, Jiffi Stop®, Li’l Cricket, Next Door Store®, Roadrunner Markets, Rstore, Scotchman®, shore stop®, Town Star, Village Pantry® and Young’s. As of June 30, 2020, GPM also supplied fuel to 127 dealer-operated gas stations. GPM is well diversified across 23 states in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States.

As of June 30, 2020, GPM owned 216 properties including 182 company-operated sites, 14 consignment agent locations, and 20 lessee-dealer sites. Additionally, as of June 30, 2020, GPM had long-term control over a leased portfolio comprising 1,142 locations. Of the leased properties, 1,084 are company-operated stores, 24 are consignment agent locations, and 34 are lessee-dealer sites. For GPM’s leased sites, approximately 780 sites have at least 20 years remaining, in each case assuming all extension options are exercised.

GPM derives its revenue from the retail sale of fuel and the products and services offered in its stores, and to a lesser degree the wholesale distribution of fuel. The stores offer a wide array of cold and hot foodservice, beverages, cigarettes and other tobacco products, grocery, beer and general merchandise. GPM offers foodservice at 309 company-operated stores. The foodservice category includes hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. In addition, GPM has 73 branded quick service restaurants consisting of major national brands. Additionally, GPM provides a number of traditional convenience store services that generate additional income including lottery, prepaid products, money orders, ATMs, gaming, and other ancillary product and service offerings. GPM also generates car wash revenue at approximately 80 of its locations.

As of June 30, 2020, approximately 79% of GPM’s retail locations sold branded fuel. GPM’s branded fuel is primarily sold under the Valero®, Marathon®, BP® and Shell® brand names. GPM is the largest distributor of Valero branded motor fuel on the East Coast and the third largest distributor of Valero branded motor fuel in the United States. In addition to driving customer traffic, GPM’s management believes GPM’s branded fuel strategy enables it to maintain a secure fuel supply. A limited number of stores do not sell fuel.

Trends Impacting Our Business

GPM has achieved strong store growth over the last several years, primarily by implementing a highly successful acquisition strategy. Between January 1, 2013 and June 30, 2020, GPM completed 17 acquisitions. As a result, GPM’s store count has grown from 320 sites in 2011 to 1,393 sites as of June 30, 2020. These strategic acquisitions have had, and we expect will continue to have, a significant impact on the reported results and can make period to period comparisons of results difficult. GPM completed three acquisitions in 2019 for a total of 87 sites, including 64 sites acquired in December 2019 (collectively, the “2019 acquisitions”), three acquisitions in 2018 for a total of 289 sites, including 273 sites from the E-Z Mart acquisition in April 2018 (collectively, the “2018 acquisitions”), and two acquisitions in 2017 for a total of 106 sites, including 99 sites from the Roadrunner acquisition in April 2017 (collectively, the “2017 acquisitions”). In addition, in October 2020, GPM consummated its acquisition of the business of Empire Petroleum Partners, LLC, or Empire, which at the consummation of the acquisition included direct operation of 84 convenience stores and supply of fuel to 1,453 independently operated fueling stations in 30 states and the District of Columbia. As a result of the closing of the transaction with Empire, GPM now operates stores or supplies fuel in 33 states and the District of Columbia. With achievement of significant size and scale, GPM believes that its organic growth strategy, including refreshing and modeling its store base and implementing company-wide marketing and merchandising initiatives, will add significant value to the assets it has acquired. We believe that this complementary strategy will help further our growth through both acquisitions and organically and improve our results of operations.

There is an ongoing trend in the convenience store industry of companies concentrating on increasing and improving in-store foodservice offerings, including fresh foods, quick service restaurants or proprietary food offerings. We believe consumers may become more likely to patronize convenience stores that include such food offerings, which may also lead to increased inside merchandise sales or fuel sales for such stores. GPM’s current foodservice offering primarily consists of hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. GPM has historically relied upon franchised quick service restaurants to drive customer traffic rather than a proprietary foodservice offering. As a result, GPM’s management believes that its under-penetration of proprietary foodservice presents an opportunity to expand foodservice offerings and margin. In addition, GPM’s management believes that continued investment in new technology platforms and applications to adapt to evolving consumer eating preferences including contactless checkout, order ahead service, and delivery will further drive growth in profitability.

Our operations are significantly impacted by the retail fuel margins we receive on gallons sold. While we expect our total fuel sales volumes to remain stable over time and the fuel margins we realize on those sales to remain strong, these fuel margins can change rapidly as they are influenced by many factors including: the price of refined products, interruptions in supply caused by severe weather, severe refinery mechanical failures for an extended period of time, and competition in the local markets in which we operate.

The cost of our main sales products, gasoline and diesel, is greatly impacted by the wholesale cost of fuel in the United States. We attempt to pass along wholesale fuel cost changes to our customers through retail price changes; however, we are not always able to do so. The timing of any related increase or decrease in retail prices is affected by competitive conditions. As a result, we tend to experience lower fuel margins when the cost of fuel is increasing gradually over a longer period and higher fuel margins when the cost of fuel is declining or more volatile over a shorter period of time. Also, rising prices tend to cause our customers to reduce discretionary fuel consumption, which tends to reduce our fuel sales volumes.

GPM also operates in a highly competitive retail convenience market, which includes businesses with operations and services that are similar to those that are provided by GPM, primarily the sale of convenience items and motor fuels. GPM faces significant competition from other large chain operators. In particular, large convenience store chains have expanded their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. GPM’s management also believes that convenience stores managed by individual operators who offer branded or non-branded fuel are also significant competitors in the market. The convenience store industry is also experiencing competition from other retail sectors including grocery stores, large warehouse retail stores, dollar stores and pharmacies.

GPM’s management believes that the following competitive strengths differentiate GPM from its competitors and will contribute to its continued success:

•	Leading Market Position in Highly Attractive, Diversified and Contiguous Markets.

•	Entrenched Local Brands with Scale of Large Store Portfolio.

•	Retail/Wholesale Business Model Generating Stable and Diversified Cash Flow.

•	Experienced Management with Significant Ownership.

•	Strong Balance Sheet with Capacity to Execute Growth Strategy.

•	Flexibility to Address Consumers Changing Needs.

•	Real-time Fuel Pricing Analysis.

•	Robust Embedded EBITDA Opportunities, Including a Platform-Wide Store Refresh Program.

In addition to these competitive strengths, as discussed elsewhere in this document, GPM’s management believes that the Company has a significant opportunity to increase its sales and profitability by continuing to execute its operating strategy, growing its store base in existing and contiguous markets through acquisition, and enhancing the performance of current stores.

Business Highlights

The 2019 fiscal year was greatly impacted by the benefits of the 2019 acquisitions and 2018 acquisitions. However, a decrease in fuel margin at same stores (as defined below), primarily due to market variables in the fourth quarter of 2019, offset some of these benefits. Additionally, during 2019, we invested in personnel to drive our marketing and merchandising initiatives and grew our organization to support the newest acquisitions.

The 2018 fiscal year also significantly benefited from the acquisitions we consummated in both 2018 and 2017. Contrary to 2019, an increase in fuel margins at same stores benefited the current year results, particularly in the fourth quarter of 2018. As we changed our marketing strategy to offer cigarettes at more competitive prices to enhance customer traffic, our merchandise margin at same stores was pressured, which combined with higher expenses at same stores in 2018.

Although the impact of COVID-19 reduced gallons sold in the second quarter of 2020, higher fuel margins compared to the same period in 2019 benefited results, partly due to a more favorable commodity cost backdrop through April 2020 along with less competitive pricing pressure on fuel. Increased merchandise contribution at same stores combined with a reduction in expenses also positively impacted 2020. The 2019 acquisitions contributed to the increase in 2020. As compared to the second quarter of 2019, we increased general and administrative expenses to support the recent acquisitions and increased our incentive accruals due to the strong results. These same trends drove the improved results in the first half of 2020 compared to the first half of 2019.

Description of Segments

Our reportable segments are described below.

Retail Segment

The retail segment includes the operation of a chain of retail stores which include convenience stores selling fuel products and other merchandise to retail customers. At our convenience stores, we own the merchandise and fuel inventory and employ personnel to manage the store.

Wholesale Segment

The wholesale segment supplies fuel to independent dealers, on either a cost plus or consignment basis. For consignment arrangements, we retain ownership of the fuel inventory at the site, and are responsible for the pricing of the fuel to the end consumer and share a portion of the gross profit with the consignment operators.

GPMP Segment

The GPMP segment includes GPM Petroleum LP (“GPMP”) and primarily includes the sale and supply of fuel to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments) at GPMP’s cost of fuel (including taxes and transportation) plus a fixed margin.

Results of Operations for the Years Ended December 31, 2019, 2018 and 2017

The period to period comparisons of our results of operations have been prepared using the historical periods included in our consolidated annual financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document. We have derived this data from our annual consolidated financial statements included elsewhere in this proxy statement/prospectus.

Consolidated Results

The table below shows the results of the Company for the three years ended December 31, 2019 along with certain key metrics.

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Revenues:
Fuel revenue	$2,703,440	$2,734,538	$1,966,905
Merchandise revenue	1,375,438	1,281,611	1,031,798
Other revenues, net	49,812	48,734	42,431

Total revenues	4,128,690	4,064,883	3,041,134
Operating expenses:
Fuel costs	2,482,472	2,517,302	1,796,026
Merchandise costs	1,002,922	935,936	752,752
Store operating expenses	506,524	470,444	377,455
General and administrative	69,311	62,017	50,622
Depreciation and amortization	62,404	53,814	38,187

Total operating expenses	4,123,633	4,039,513	3,015,042

Other expenses (income), net	3,733	(10,543)	5,159

Operating income	1,324	35,913	20,933
Interest and other financial expenses, net	(41,812)	(19,931)	(29,465)

(Loss) income before income taxes	(40,488)	15,982	(8,532)
Income tax (expense) benefit	(6,167)	7,933	9,734
Loss from equity investment	(507)	(451)	(452)
Net loss attributable to discontinued operations	—	—	(11)

Net (loss) income	$(47,162)	$23,464	$739

Less: Net (loss) income attributable to non-controlling interests	(3,623)	12,498	6,568

Net (loss) income attributable to Arko Holdings Ltd	$(43,539)	$10,966	$(5,829)

Fuel gallons sold	1,108,155	1,053,419	871,637

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Fuel margin, cents per gallon[1]	19.9	20.6	19.6
Merchandise contribution[2]	372,516	345,675	279,046
Merchandise margin[3]	27.1%	27.0%	27.0%
Adjusted EBITDA[4]	$78,159	$81,842	$66,246

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold.
2	Calculated as merchandise revenue less merchandise costs.
3	Calculated as merchandise contribution divided by merchandise revenue.
4	Refer to “Use of Non-GAAP Measures” below for a discussion of this measure and related reconciliation.

For the year ended December 31, 2019 compared to the year ended December 31, 2018

For the year ended December 31, 2019, fuel revenue decreased by $31.1 million, or 1.1%, compared to 2018. The decrease in fuel revenue was attributable to the decrease in the average retail price of fuel in 2019 as compared to 2018, which was partially offset by greater gallons sold primarily due to the 2019 acquisitions and 2018 acquisitions.

For the year ended December 31, 2019, merchandise revenue increased by $93.8 million, or 7.3%, compared to 2018, primarily due to the 2019 and 2018 acquisitions and an increase in same store merchandise revenue.

For the year ended December 31, 2019, other revenue increased by $1.1 million over 2018 primarily related to the 2019 and 2018 acquisitions.

For the year ended December 31, 2019, total operating expenses increased by $84.1 million, or 2.1%, compared to 2018. Fuel costs decreased $34.8 million, or 1.4%, compared to 2018, primarily due to fuel sold at a lower average price which was partially offset by higher volumes. Merchandise costs increased $67.0 million, or 7.2%, compared to 2018. For the year ended December 31, 2019, store operating expenses increased $36.1 million, or 7.7%, compared to 2018 primarily due to incremental expenses coming from the 2019 and 2018 acquisitions. General and administrative expenses in 2019 increased $7.3 million, or 11.8%, compared to 2018, primarily due to incremental headcount and related benefits to support organizational growth arising from the E-Z Mart acquisition, other personnel investments and annual wage increases. For the year ended December 31, 2019, depreciation and amortization expenses increased $8.6 million, or 16.0%, over 2018, primarily due to assets acquired during 2018 and 2019.

For the year ended December 31, 2019, other expenses (income), net increased by $14.3 million over 2018 primarily due to a $24.0 million gain on bargain purchase recognized in 2018 as a result of the E-Z Mart acquisition and an increase in losses on disposal of assets and impairment charges of $3.2 million, offset by a decrease in acquisition costs of $1.8 million and a gain on sale-leaseback of $6.0 million recognized in 2019.

Operating income was $1.3 million for the year ended December 31, 2019, compared to $35.9 million in 2018, primarily due to increased general, administrative, depreciation and amortization expenses and the reduction in other income associated with the $24.0 million gain on bargain purchase in 2018.

For the year ended December 31, 2019, interest and other financing expenses, net increased by $21.9 million compared to 2018. The increase was primarily related to $10.2 million in foreign currency losses recorded in 2019 compared to $9.2 million in foreign currency gains recorded in 2018 and greater debt outstanding in 2019.

For the year ended December 31, 2019, income tax expense was approximately $6.2 million compared to an income tax benefit of approximately $7.9 million in 2018.

For the year ended December 31, 2019, Adjusted EBITDA was $78.2 million compared to $81.8 million for 2018. The 2019 and 2018 acquisitions contributed approximately $7 million of incremental Adjusted EBITDA in 2019, not including incremental general and administrative expenses associated with these acquisitions. These increases were offset by an approximately $9.0 million decrease in fuel margin at same stores in 2019 primarily due to market variables in the fourth quarter of 2019. Investments in personnel to support marketing and merchandising initiatives and organizational growth arising from acquisitions also reduced Adjusted EDITDA in 2019.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

For the year ended December 31, 2018, fuel revenue increased by $767.6 million, or 39.0%, compared to 2017. The increase in fuel revenue was attributable to the 2018 and 2017 acquisitions and an increase in the average retail price of fuel in 2018 as compared to 2017.

For the year ended December 31, 2018, merchandise revenue increased by $249.8 million, or 24.2%, compared to 2017, primarily due to the 2018 and 2017 acquisitions and an increase in same store merchandise revenue.

For the year ended December 31, 2018, other revenue increased by $6.3 million over 2017 primarily related to the 2018 and 2017 acquisitions.

For the year ended December 31, 2018, total operating expenses increased by $1,024.5 million, or 34.0%, compared to 2017 as a result of the 2018 acquisitions. Fuel costs increased $721.3 million, or 40.2%, compared to 2017 due to fuel sold at a higher average cost which combined with higher volumes. Merchandise costs increased $183.2 million, or 24.3%, compared to 2017. For the year ended December 31, 2018, store operating expenses increased $93.0 million, or 24.6%, compared to 2017 primarily due to incremental expenses coming from the 2018 and 2017 acquisitions and an increase in expenses at same stores. General and administrative expenses increased $11.4 million, or 22.5% over 2017, primarily due to incremental headcount and related benefits to support organizational growth arising from the acquisitions, primarily the Roadrunner and E-Z Mart acquisitions, and additional administrative personnel for new positions for marketing and operational initiatives. For the year ended December 31, 2018, depreciation and amortization expenses increased $15.6 million, or 40.9% over 2017, primarily due to assets acquired during 2018 and 2017.

For the year ended December 31, 2018, other expenses (income), net decreased by $15.7 million primarily due to the $24.0 million gain on bargain purchase as a result of the E-Z Mart acquisition, which was offset by an increase in acquisition expenses of $2.5 million, approximately $1.0 million of losses on disposal of assets and impairment charges, and the net amount of approximately $2.0 million related to the pension fund claim.

Operating income was $35.9 million for the year ended December 31, 2018, compared to $20.9 million in 2017, primarily due to the 2018 and 2017 acquisitions, particularly the Roadrunner and E-Z Mart acquisitions, along with the $24.0 million gain on bargain purchase in 2018 which was offset by increased general and administrative expenses.

For the year ended December 31, 2018, interest and other financing expenses, net decreased by $9.5 million compared to 2017 primarily related to $9.2 million in foreign currency gains recorded in 2018 compared to $7.9 million in foreign currency losses recorded in 2017, which was offset by additional interest expense due to greater debt outstanding in 2018.

For the year ended December 31, 2018, we recognized an income tax benefit of approximately $7.9 million compared to $9.7 million in 2017. The income tax benefit recorded in 2018 included a tax benefit due to the tax treatment of the cancellation of the Midwest Seller Note. Without this tax benefit there was a decrease in the income tax benefit between 2018 and 2017, which was primarily a result of the reduction in the federal income tax rate due to the Tax Cuts and Jobs Act.

For the year ended December 31, 2018, Adjusted EBITDA was $81.8 million compared to $66.2 million for 2017. The 2018 and 2017 acquisitions contributed approximately $37 million of incremental Adjusted EBITDA in 2018, not including incremental general and administrative expenses arising from these acquisitions. Increased fuel margins at same stores, particularly in the fourth quarter of 2018, also increased Adjusted EBITDA in 2019. These increases were partially offset by higher expenses at same stores as well as our strategy to offer cigarettes at more competitive prices to enhance customer traffic, which pressured merchandise margin at same stores.

Segment Results

Retail Segment

The table below shows the results of the Retail segment for the three years ended December 31, 2019 along with certain key metrics for the segment.

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Revenues:
Fuel revenue	$2,537,455	$2,558,018	$1,821,620
Merchandise revenue	1,375,438	1,281,611	1,031,798
Other revenues, net	43,882	42,044	36,883

Total revenues	3,956,775	3,881,673	2,890,301
Operating expenses:
Fuel costs	2,369,137	2,390,367	1,692,611
Merchandise costs	1,002,922	935,936	752,752
Store operating expenses	494,262	464,329	370,771

Total operating expenses	3,866,321	3,790,632	2,816,134

Operating income	$90,454	$91,041	$74,167

Fuel gallons sold	1,039,993	984,686	798,143
Fuel margin, cents per gallon[1]	20.7	21.5	20.6
Same stores merchandise sales increase (decrease) (%)[2]	1.0%	1.3%	(2.3)%
Merchandise contribution[3]	$372,516	$345,675	$279,046
Merchandise margin[4]	27.1%	27.0%	27.0%

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold; excludes the estimated fixed margin paid to GPMP for the cost of fuel.
2

Same store merchandise sales is a common metric used in the convenience store industry. A store is generally considered a “same store” in the first quarter in which the store has a full quarter of activity in the prior year.

3	Calculated as merchandise revenue less merchandise costs.
4	Calculated as merchandise contribution divided by merchandise revenue.

For the year ended December 31, 2019 compared to the year ended December 31, 2018

Retail Revenues

For the year ended December 31, 2019, fuel revenue in the retail segment decreased by $20.6 million, 0.8%, compared to 2018. The 2019 and 2018 acquisitions contributed an additional 85.5 million gallons sold. However, gallons sold at same stores were down approximately 1.8%, or 17.0 million gallons, primarily due to market conditions (particularly in the fourth quarter of 2019) and GPM’s strategy to maximize fuel gross profit at the expense of gallons. Additionally, retail stores closed to optimize profitability negatively impacted gallons sold. The decrease in fuel revenue was also attributable to a $0.16 per gallon decrease in the average retail price of fuel in 2019 as compared to 2018.

For the year ended December 31, 2019, merchandise revenue increased by $93.8 million, or 7.3%, compared to 2018. The 2019 and 2018 acquisitions contributed an additional $106 million. Same store merchandise revenue increased $12.1 million, or 1.0%, primarily due to higher other tobacco products revenue given an increase in demand, as well as higher packaged beverages, beer and wine revenue following benefits from the loyalty program, planogram initiatives and the strategy to lower cigarette prices to enhance customer traffic. Offsetting these increases was a decrease in merchandise revenue from underperforming stores closed or converted to dealer-owned sites.

For the year ended December 31, 2019, other revenue increased by $1.8 million over 2018 primarily related to the 2019 and 2018 acquisitions.

Retail Operating Income

For the year ended December 31, 2019, fuel margin increased compared to 2018 primarily related to incremental fuel gross margin of $14.8 million from the 2019 and 2018 acquisitions. In comparison to 2018, same store fuel margin decreased $9.0 million. Fuel margin per gallon at same stores was lower than 2018 at 21.2 cents per gallon compared to 21.8 cents per gallon, primarily due to market variables in the fourth quarter of 2019.

For the year ended December 31, 2019, merchandise contribution increased $26.8 million, or 7.8%, compared to 2018 and overall merchandise margin was 27.1% compared to 27.0% in 2018. The increase was primarily due to incremental contribution of $29 million from the 2019 and 2018 acquisitions. Merchandise margin at same stores was 26.7% in 2019 compared to 26.8% in 2018.

For the year ended December 31, 2019, store operating expenses increased $29.9 million, or 6.4%, compared to 2018 primarily due to incremental expenses coming from the 2019 and 2018 acquisitions. Store operating expenses were also reduced from underperforming stores closed or converted to dealer-owned sites.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

Retail Revenues

For the year ended December 31, 2018, fuel revenue increased by $736.4 million, or 40.4%, compared to 2017. The 2018 and 2017 acquisitions contributed an additional 212 million gallons sold. However, gallons sold at same stores were down approximately 2.3%, or 17.8 million gallons, primarily due to higher fuel prices as compared to 2017 and the Company’s strategy to maximize fuel gross profit at the expense of gallons. Additionally, retail stores closed to optimize profitability negatively impacted gallons sold. The increase in fuel revenue was also attributable to a $0.32 per gallon increase in the average retail price of fuel in 2018 as compared to 2017.

For the year ended December 31, 2018, merchandise revenue increased by $249.8 million, or 24.2%, compared to 2017. The 2018 and 2017 acquisitions contributed an additional $265 million. Same store merchandise revenue increased $13.0 million, or 1.3%, primarily due to the strategy to lower cigarette prices to enhance customer traffic. Offsetting these increases was a decrease in merchandise revenue from underperforming stores closed or converted to dealer-owned sites.

For the year ended December 31, 2018, other revenue increased by $5.2 million over 2017 primarily related to the 2018 and 2017 acquisitions.

Retail Operating Income

For the year ended December 31, 2018, fuel margin increased compared to 2017 as the 2018 and 2017 acquisitions contributed $40 million of incremental profit. Fuel margin per gallon at same stores was higher in 2018 at 22.3 cents per gallon compared to 20.7 cents per gallon in 2017.

For the year ended December 31, 2018, merchandise contribution increased $66.6 million, or 23.9%, compared to 2017 and merchandise margin was 27.0% in both years. The increase was primarily due to incremental contribution of $79.6 million from the 2018 and 2017 acquisitions. Merchandise margin at same stores decreased to 25.9% in 2018 compared to 27.1% in 2017, primarily due to lower cigarette pricing to enhance customer traffic.

For the year ended December 31, 2018, store operating expenses increased $93.6 million, or 25.2%, over 2017 primarily due to incremental expenses coming from 2018 and 2017 acquisitions and an increase in expenses at same stores attributable to higher credit card fees as a result of the higher average retail price of fuel.

Wholesale Segment

The table below shows the results of the Wholesale segment for the three years ended December 31, 2019 along with certain key metrics for the segment.

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Revenues:
Fuel revenue	$159,597	$169,518	$135,640
Other revenues, net	5,264	5,013	4,241

Total revenues	164,861	174,531	139,881
Operating expenses:
Fuel costs	156,663	167,184	132,686
Store operating expenses	8,146	7,774	7,279

Total operating expenses	164,809	174,958	139,965

Operating income (loss)	$52	$(427)	$(84)

Fuel gallons sold	64,757	65,246	67,695
Fuel margin, cents per gallon[1]	9.0	8.1	8.9

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold; excludes the estimated fixed margin paid to GPMP for the cost of fuel.

For the year ended December 31, 2019 compared to the year ended December 31, 2018

Wholesale Revenues

For the year ended December 31, 2019, fuel revenue decreased by $9.9 million, or 5.9%, compared to 2018, as a result of a decrease in gallons sold of 0.5 million in 2019 compared to 2018 combined with a decrease in the average retail price of fuel in 2019.

Wholesale Operating Income (Loss)

For the year ended December 31, 2019, fuel margin increased compared to 2018 related to an increase in margin rate which was slightly offset by fewer gallons sold.

For the year ended December 31, 2019, store operating expenses increased $0.4 million, or 4.8%, compared to 2018.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

Wholesale Revenues

For the year ended December 31, 2018, fuel revenue increased by $33.9 million, or 25.0%, compared to 2017 resulting from an increase in the average retail price of fuel in 2018 compared to 2017 which was offset by a decrease of 2.4 million gallons sold.

Wholesale Operating Income (Loss)

For the year ended December 31, 2018, fuel margin decreased compared to 2017 related to a decrease in margin rate combined with fewer gallons sold.

For the year ended December 31, 2018, store operating expenses increased $0.5 million, or 6.8%, compared to 2017.

GPMP Segment

The table below shows the results of the GPMP segment for the three years ended December 31, 2019 along with certain key metrics for the segment.

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Revenues:
Fuel revenue – inter-segment	$2,042,714	$2,098,906	$1,463,374
Fuel revenue – external customers	6,388	7,002	9,645
Other revenues, net	784	724	719

Total revenues	2,049,886	2,106,632	1,473,738
Operating expenses:
Fuel costs	1,999,386	2,058,657	1,434,103
General and administrative	2,568	2,746	2,554
Depreciation and amortization	4,373	3,746	3,161

Total operating expenses	2,006,327	2,065,149	1,439,818

Other expenses, net	59	1,477	—

Operating income	$43,500	$40,006	$33,920

Fuel gallons sold – inter-segment	1,102,863	1,048,997	863,498
Fuel gallons sold – external customers	3,405	3,487	5,799
Fuel margin, cents per gallon[1]	4.5	4.5	4.5

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold.

For the year ended December 31, 2019 compared to the year ended December 31, 2018

GPMP Revenues

For the year ended December 31, 2019, fuel revenue decreased by $56.8 million, or 2.7%, compared to 2018. The decrease in fuel revenue was attributable to a decrease in the average retail price of fuel in 2019 as compared to 2018, which was partially offset by an increase in gallons sold.

For the years ended December 31, 2019 and 2018, other revenue was $0.8 million and $0.7 million, respectively, and primarily related to rental income from certain sites leased to independent dealers.

GPMP Operating Income

Fuel margin increased by $2.5 million in 2019 due to greater gallons sold to GPM at a fixed margin.

For the year ended December 31, 2019, total general, administrative, depreciation and amortization expenses increased $0.4 million compared to 2018.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

GPMP Revenues

For the year ended December 31, 2018, fuel revenue increased by $632.9 million, or 43.0%, compared to 2017. The increase in fuel revenue was attributable to an increase in the average retail price of fuel in 2018 as compared to 2017 and greater gallons sold.

For both of the years ended December 31, 2018 and 2017, other revenue was $0.7 million and primarily related to rental income from certain sites leased to independent dealers.

GPMP Operating Income

Fuel margin increased by $8.3 million in 2018 due to greater gallons sold to GPM at a fixed margin.

For the year ended December 31, 2018, total general, administrative, depreciation and amortization expenses increased $0.8 million compared to 2017.

Results of Operations for the Three and Six months Ended June 30, 2020 and 2019

The period to period comparisons of our results of operations have been prepared using the historical periods included in our interim consolidated financial statements. The following discussion should be read in conjunction with the interim consolidated financial statements and related notes included elsewhere in this document. We have derived this data from our interim consolidated financial statements included elsewhere in this proxy statement/prospectus.

COVID-19

An outbreak of coronavirus (“COVID-19”) began in China in December 2019 and subsequently spread throughout the world. On March 11, 2020, the World Health Organization declared COVID-19 as a pandemic. Since the second half of March 2020, the pandemic has caused the issuance of orders in the U.S. by the federal government, as well as governments of states and localities within the U.S., in an attempt to contain the spread of the coronavirus (such as restrictions on gathering and the closure of certain businesses).

During this period, GPM’s convenience stores and independent outside operations continue to operate and remain open to the public as convenience store operations and gas stations are deemed essential businesses by numerous federal and state authorities, including the U.S. Department of Homeland Security, and therefore are exempt from many of the restrictions that were, or are currently, imposed on the activity of U.S. businesses. Commencing in May 2020, various states and localities began to gradually ease their stay-at-home orders and the orders requiring certain types of businesses to be closed. In addition, during this period, the supply of products and gas to GPM’s convenience stores and gas stations has continued without any material interruption. During this period, there were positive impacts on the Company’s results of operations as measured regularly on the basis of the segment operating income.

This increase in segment operating income was principally due to the significant increase in the fuel margin, which partially resulted from the material drop in fuel costs commencing at the beginning of March 2020 and continuing through the end of April 2020, despite the material reduction in the amount of gallons sold in the gas stations as a result of COVID-19 beginning in the second half of March 2020. Although fuel costs began to gradually increase in May 2020, fuel margin remained at higher levels than those achieved historically. Further, beginning in May 2020, stay-at-home orders began to be eased which resulted in an increase in the amount of gallons sold compared to prior weeks.

In light of the reduction in the amount of gallons sold, GPM’s principal fuel suppliers have temporarily revoked (for periods that vary among the different suppliers) the requirements under their agreements to purchase minimum quantities of gallons, including such requirements under the incentive agreements from such suppliers. As of June 30, 2020, the reduction in gallons sold does not affect GPM’s compliance with its commitments under the agreements with its principal suppliers.

During the second half of March 2020, there was a reduction in the merchandise revenue from GPM’s convenience stores and in the gross margin rate from such revenues. However, from the beginning of April 2020 and continuing into the third quarter of 2020, GPM experienced growth in merchandise revenue and gross margin rate from such revenues as a result of shifting consumer demand from other retail channels to convenience stores and the continued increase in revenues for products in high demand, such as face masks and hand sanitizers. As a result, the Company does not expect a material adverse impact from the pandemic on the Company’s results of operations from merchandise revenues in the current year.

Through the second half of 2020, as states and localities continue to gradually ease their stay-at-home orders and the orders requiring certain types of businesses to be closed, GPM expects to continue the gradual increase in the amount of gallons sold and the increasing trend in merchandise revenues from the convenience stores. GPM estimates that such increase in the gallons sold and taking into account the increase in fuel costs will result in a gradual decrease in fuel margin.

The Company estimates that the impact of the pandemic on the Company’s operations as described above is not expected to have a material adverse effect on its medium or long-term results of operations. However, since this is an event that is characterized by great uncertainty, as well as rapid and frequent changes, among other things, in connection with the pace of limiting the spread of the pandemic and the future measures that will be taken in order to prevent it from spreading, the Company cannot forecast nor estimate the entire impact of the pandemic on its business operations or results of operations.

Seasonality

We earn a disproportionate amount of our annual operating income in the second and third quarters as a result of the climate and seasonal buying patterns of its customers. Inclement weather, especially in the Midwest and Northeast regions of the US during the winter months, can negatively impact our financial results.

Consolidated Results

The table below shows the results of the Company for the three and six months ended June 30, 2020 and 2019 along with certain key metrics.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(in thousands)
Revenues:
Fuel revenue	$407,512	$746,754	$970,553	$1,319,522
Merchandise revenue	391,697	359,806	715,376	668,038
Other revenues, net	15,066	12,889	28,226	24,840

Total revenues	814,275	1,119,449	1,714,155	2,012,400
Operating expenses:
Fuel costs	316,891	686,812	816,694	1,214,505
Merchandise costs	284,577	261,565	523,668	485,555
Store operating expenses	126,023	128,576	254,853	248,019
General and administrative	20,527	17,478	39,420	34,112
Depreciation and amortization	16,814	15,408	33,885	30,702

Total operating expenses	764,832	1,109,839	1,668,520	2,012,893
Other expenses, net	1,733	2,148	5,909	2,412

Operating income (loss)	47,710	7,462	39,726	(2,905)
Interest and other financial expenses, net	(12,513)	(10,050)	(19,164)	(21,656)

Income (loss) before income taxes	35,197	(2,588)	20,562	(24,561)
Income tax (expense) benefit	(2,510)	(700)	(499)	2,689
Loss from equity investment	(178)	(105)	(411)	(306)

Net income (loss)	$32,509	$(3,393)	$19,652	$(22,178)

Less: Net income (loss) attributable to non-controlling interests	10,614	917	8,213	(2,959)

Net income (loss) attributable to Arko Holdings Ltd.	$21,895	$(4,310)	$11,439	$(19,219)

Fuel gallons sold	221,810	287,271	470,509	541,129
Fuel margin, cents per gallon[1]	40.9	20.9	32.7	19.4
Merchandise contribution[2]	107,120	98,241	191,708	182,483
Merchandise margin[3]	27.3%	27.3%	26.8%	27.3%
Adjusted EBITDA[4]	$68,549	$27,264	$85,483	$34,648

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold.
2	Calculated as merchandise revenue less merchandise costs.
3	Calculated as merchandise contribution divided by merchandise revenue.
4	Refer to “Use of Non-GAAP Measures” below for discussion of this measure and related reconciliation.

Three Months Ended June 30, 2020 versus Three Months Ended June 30, 2019

For the three months ended June 30, 2020, fuel revenue decreased by $339.2 million, or 45.4%, compared to the second quarter of 2019. The decrease in fuel revenue was attributable to the decrease in the average retail price of fuel in 2020 as compared to 2019, as the retail price for fuel fell dramatically during April 2020 but began to increase in the second half of the quarter, and fewer gallons sold primarily due to the COVID-19 pandemic, which was partially offset by incremental gallons sold from the 2019 acquisitions.

For the three months ended June 30, 2020, merchandise revenue increased by $31.9 million, or 8.9%, compared to the second quarter of 2019 primarily due to the 2019 acquisitions and an increase in same store merchandise revenue.

For the three months ended June 30, 2020, other revenue increased by $2.2 million, or 16.9%, compared to the second quarter of 2019 primarily related to the 2019 acquisitions and increased income from lottery commissions.

For the three months ended June 30, 2020, total operating expenses decreased by $345.0 million, or 31.1%, compared to the second quarter of 2019. Fuel costs decreased $369.9 million, or 53.9%, compared to the second quarter of 2019 due to fuel sold at a lower average cost and lower volumes. Merchandise costs increased $23.0 million, or 8.8%, compared to the second quarter of 2019. For the three months ended June 30, 2020, store operating expenses decreased $2.6 million compared to the second quarter of 2019 due to a decrease in expenses at same stores which were partially offset by incremental expenses coming from 2019 acquisitions. For the three months ended June 30, 2020, general and administrative expenses increased $3.0 million, or 17.4%, compared to the second quarter of 2019, primarily due to annual wage increases and increased incentive accruals. For the three months ended June 30, 2020, depreciation and amortization expenses increased $1.4 million, or 9.1%, compared to the second quarter of 2019 due to assets acquired during the previous 12 months including recent acquisitions.

For the three months ended June 30, 2020, other expenses, net decreased by $0.4 million compared to the second quarter of 2019.

Operating income was $47.7 million for the three months ended June 30, 2020, compared to $7.5 million for the second quarter of 2019. The increase was primarily due to strong fuel and merchandise results along with incremental income from the 2019 acquisitions, partially offset by an increase in general and administrative, depreciation and amortization expenses.

For the three months ended June 30, 2020, interest and other financing expenses, net increased by $2.5 million to $12.5 million from $10.0 million in the second quarter of 2019. The increase was primarily related to higher interest expense from greater debt outstanding in 2020 as a result of the Ares financing provided to GPM in February 2020.

For the three months ended June 30, 2020, income tax expense was approximately $2.5 million compared to approximately $0.7 million in the three months ended June 30, 2019.

For the three months ended June 30, 2020, Adjusted EBITDA was $68.5 million compared to $27.3 million for the three months ended June 30, 2019. Although the impact of COVID-19 reduced gallons sold in the second quarter of 2020, the primary driver of the EBITDA increase in 2020 was higher fuel margins compared to the same period in 2019, partly due to a more favorable commodity cost backdrop through April 2020 along with less competitive pricing pressure on fuel. Increased merchandise contribution at same stores combined with a reduction in expenses also positively impacted 2020. The 2019 acquisitions contributed approximately $3 million of incremental Adjusted EBITDA in 2020, not including incremental general and administrative expenses to support the recent acquisitions. Increased incentive accruals also impacted 2020.

Six Months Ended June 30, 2020 versus Six Months Ended June 30, 2019

For the six months ended June 30, 2020, fuel revenue decreased by $349.0 million, or 26.4%, compared to the first half of 2019. The decrease in fuel revenue was attributable to the decrease in the average retail price of fuel in 2020 as compared to 2019 and fewer gallons sold primarily due to the COVID-19 pandemic, which was partially offset by incremental gallons sold from the 2019 acquisitions.

For the six months ended June 30, 2020, merchandise revenue increased by $47.3 million, or 7.1%, compared to the first half of 2019 primarily due to the 2019 acquisitions and an increase in same store merchandise revenue.

For the six months ended June 30, 2020, other revenues, net increased by $3.4 million, or 13.6%, compared to the first half of 2019 primarily related to the 2019 acquisitions and increased income from lottery commissions.

For the six months ended June 30, 2020, total operating expenses decreased by $344.4 million, or 17.1%, compared to the first half of 2019. Fuel costs decreased $397.8 million, or 32.8%, compared to the first half of 2019 due to fuel sold at a lower average cost and lower volumes. Merchandise costs increased $38.1 million, or 7.8%, compared to the first half of 2019. For the six months ended June 30, 2020, store operating expenses increased $6.8 million compared to the first half of 2019 primarily due to incremental expenses coming from 2019 acquisitions which were partially offset by a decrease in expenses at same stores. For the six months ended June 30, 2020, general and administrative expenses increased $5.3 million, or 15.6%, compared to the first half of 2019, primarily due to annual wage increases and increased incentive accruals. For the six months ended June 30, 2020, depreciation and amortization expenses increased $3.2 million, or 10.4%, compared to the first half of 2019 due to assets acquired during the previous 12 months.

For the six months ended June 30, 2020, other expenses, net increased by $3.5 million compared to the first half of 2019 primarily due to an additional $3.7 million in losses on disposals of assets and impairment charges in 2020.

Operating income was $39.7 million for the six months ended June 30, 2020, compared to a loss of $2.9 million for the six months ended June 30, 2019. The increase in 2020 was primarily due to strong fuel and merchandise results which also benefited from the 2019 acquisitions. Increased general and administrative, depreciation and amortization expenses in 2020 also offset the operating results.

For the six months ended June 30, 2020, interest and other financing expenses, net decreased by $2.5 million to $19.2 million compared to the first half of 2019 primarily related to higher interest expense from greater debt outstanding in 2020 and $0.5 million in deferred financing costs written off which was offset by a net period-over-period decrease in foreign currency losses recorded of $6.6 million as all NIS denominated loans were paid off in February 2020.

For the six months ended June 30, 2020, income tax expense was approximately $0.5 million compared to a benefit of approximately $2.7 million in the six months ended June 30, 2019.

For the six months ended June 30, 2020, Adjusted EBITDA was $85.5 million compared to $34.6 million for the six months ended June 30, 2019. Although the impact of COVID-19 reduced gallons sold in the first half of 2020, the significant increase in fuel margin compared to the same period in 2019 contributed to increased Adjusted EBITDA in 2020. Increased merchandise contribution at same stores combined with a reduction in expenses also positively impacted 2020. The 2019 acquisitions contributed approximately $5 million of incremental Adjusted EBITDA in 2020, not including incremental general and administrative expenses to support the recent acquisitions. Increased incentive accruals also impacted 2020.

Segment Results

Retail Segment

The table below shows the results of the Retail segment for the three and six months ended June 30, 2020 and 2019 along with certain key metrics for the segment.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(in thousands)
Revenues:
Fuel revenue	$385,519	$699,840	$918,405	$1,237,282
Merchandise revenue	391,697	359,806	715,376	668,038
Other revenues, net	13,615	11,424	25,315	21,911

Total revenues	790,831	1,071,070	1,659,096	1,927,231
Operating expenses:
Fuel costs	306,131	653,584	787,882	1,157,910
Merchandise costs	284,577	261,565	523,668	485,555
Store operating expenses	123,356	125,481	249,368	241,953

Total operating expenses	714,064	1,040,630	1,560,918	1,885,418

Operating income	$76,767	$30,440	$98,178	$41,813

Fuel gallons sold	208,861	269,138	443,676	507,412
Fuel margin, cents per gallon[1]	42.5	21.7	33.9	20.2
Same stores merchandise sales increase (%)[2]	5.0%	0.7%	2.7%	1.2%
Merchandise contribution[3]	$107,120	$98,241	$191,708	$182,483
Merchandise margin[4]	27.3%	27.3%	26.8%	27.3%

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold; excludes the estimated fixed margin paid to GPMP for the cost of fuel.
2

Same store sales is a common metric used in the convenience store industry. A store is generally considered a “same store” in the first quarter in which the store has a full quarter of activity in the prior year.

3	Calculated as merchandise revenue less merchandise costs.
4	Calculated as merchandise contribution divided by merchandise revenue.

Three Months Ended June 30, 2020 versus Three Months Ended June 30, 2019

Retail Revenues

For the three months ended June 30, 2020, fuel revenue decreased by $314.3 million, or 44.9%, compared to the second quarter of 2019. The 2019 acquisitions contributed an additional 12.4 million gallons sold. However, gallons sold at same stores were down approximately 26.4%, or 70.5 million, primarily due to the COVID-19 pandemic. Additionally, retail stores closed to optimize profitability negatively impacted gallons sold. The decrease in fuel revenue was also attributable to a $0.75 per gallon decrease in the average retail price of fuel in the second quarter of 2020 as compared to the comparable period in 2019.

For the three months ended June 30, 2020, merchandise revenue increased by $31.9 million, or 8.9%, compared to the second quarter of 2019. The 2019 acquisitions contributed an additional $19 million of merchandise revenue. Same store merchandise revenue increased throughout the quarter, from down 1.3% in April 2020 to up 5.6% in May 2020 and then up 9.8% in June 2020 compared to prior months in 2019, with a total increase of $17.7 million, or 5.0%, for the second quarter of 2020 compared to the second quarter of 2019. Same store merchandise revenue increased primarily due to higher grocery, other tobacco products, cigarettes, packaged beverages and beer & wine revenue from benefits of our planogram initiatives, fact based data to react to changing consumer needs along with the introduction of high demand essential products such as face masks and hand sanitizer. In addition, there was an overall increase in the consumer market basket as stay at home orders related to COVID-19 began to be eased in May 2020 and consumer demand shifted from other retail channels to convenience stores. Offsetting these increases was a decrease in merchandise revenue from underperforming stores closed or converted to dealer-owned sites.

For the three months ended June 30, 2020, other revenues, net increased by $2.2 million, or 19.2%, compared to the second quarter of 2019 primarily related to the 2019 acquisitions along with increases in lottery commissions.

Retail Operating Income

For the three months ended June 30, 2020, fuel margin increased compared to the same period in 2019 primarily related to an increase in same store fuel margin of $25.6 million combined with incremental fuel margin from the 2019 acquisitions. In comparison to the second quarter of 2019, fuel margin per gallon at same stores was significantly higher at 42.6 cents per gallon compared to 21.7 cents per gallon, primarily due to a more favorable commodity cost backdrop through April 2020 along with less competitive pressure on fuel retail prices due to reduction in fuel volume which allowed for margin expansion.

For the three months ended June 30, 2020, merchandise contribution increased $8.9 million, or 9.0%, compared to the same period in 2019 and merchandise margin was 27.3% in both periods. The increase was primarily due to incremental contribution from the 2019 acquisitions and an increase in merchandise contribution at same stores of $4.9 million. Merchandise margin at same stores increased over the course of the second quarter of 2020 primarily due to merchandising and marketing initiatives implemented. These increases were partially offset by consumers pantry loading low margin items in April through mid-May 2020 due to the COVID-19 pandemic.

For the three months ended June 30, 2020, store operating expenses decreased $2.1 million, or 1.7%, compared to the three months ended June 30, 2019 due to a decrease in expenses at same stores due to lower maintenance, personnel costs and credit card fees which were partially offset by incremental expenses coming from 2019 acquisitions.

Six Months Ended June 30, 2020 versus Six Months Ended June 30, 2019

Retail Revenues

For the six months ended June 30, 2020, fuel revenue decreased by $318.9 million, or 25.8%, compared to the first half of 2019. The 2019 acquisitions contributed an additional 29.0 million gallons sold. However, gallons sold at same stores were down approximately 17.5%, or 88.0 million, primarily due to the COVID-19 pandemic. Additionally, retail stores closed during the year negatively impacted gallons sold. The decrease in fuel revenue was also attributable to a $0.37 per gallon decrease in the average retail price of fuel in 2020 as compared to the comparable period in 2019.

For the six months ended June 30, 2020, merchandise revenue increased by $47.3 million, or 7.1%, compared to the first half of 2019. The 2019 acquisitions contributed an additional $38.3 million. Same store merchandise revenue increased $18.2 million, or 2.7%, for the first six months of 2020 compared to the first six months of 2019. Same store merchandise revenue increased primarily due to higher grocery, other tobacco products, cigarettes and beer & wine revenue from benefits of our planogram initiatives, fact based data to react to changing consumer needs along with the introduction of high demand essential products such as face masks and hand sanitizer. In addition, there was an overall increase in the consumer market basket as stay at home orders related to COVID-19 began to be eased in May 2020 and consumer demand shifted from other retail channels to convenience stores. Offsetting these increases was a decrease in merchandise revenue from underperforming stores closed or converted to dealer-owned sites.

For the six months ended June 30, 2020, other revenues, net increased by $3.4 million, or 15.5%, from the six months ended June 30, 2019 primarily related to the 2019 acquisitions and higher lottery commissions.

Retail Operating Income

For the six months ended June 30, 2020, fuel margin increased over the first six months of 2019 related to an increase in same store fuel profit of $39.4 million combined with incremental fuel profit from the 2019 acquisitions. In comparison to the first half of 2019, fuel margin per gallon at same stores was significantly higher at 34.0 cents per gallon compared to 20.2 cents per gallon, partly due to the impact of lower fuel costs, which dropped significantly at the beginning of March 2020 and continued through the end of April 2020, along with less competitive pressure on fuel retail prices due to reductions in fuel volume which allowed for margin expansion.

For the six months ended June 30, 2020, merchandise margin increased $9.2 million, or 5.1%, compared to the first half of 2019 and merchandise margin was 26.8% in the first six months of 2020 compared to 27.3% in the first six months of 2019. The increase was due to incremental merchandise margin from the 2019 acquisitions and an increase in merchandise margin at same stores of $1.1 million. Merchandise margin at same stores increased over the course of the second quarter of 2020 due to merchandising and marketing initiatives implemented. These increases in merchandise margin were partially offset by lower merchandise sales and a change in sales mix in March 2020 through mid-May 2020 as consumers pantry loaded lower margin items due to the COVID-19 pandemic.

For the six months ended June 30, 2020, store operating expenses increased $7.4 million, or 3.0%, compared to the six months ended June 30, 2019 due to incremental expenses coming from 2019 acquisitions which were partially offset by a decrease in expenses at same stores.

Wholesale Segment

The table below shows the results of the Wholesale segment for the three and six months ended June 30, 2020 and 2019 along with certain key metrics for the segment.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(in thousands)
Revenues:
Fuel revenue	$21,281	$45,196	$50,219	$79,075
Other revenues, net	1,307	1,325	2,590	2,649

Total revenues	22,588	46,521	52,809	81,724
Operating expenses:
Fuel costs	19,942	44,337	47,959	77,654
Store operating expenses	1,866	2,075	3,792	4,018

Total operating expenses	21,808	46,412	51,751	81,672

Operating income	$780	$109	$1,058	$52

Fuel gallons sold	12,300	17,272	25,416	32,032
Fuel margin, cents per gallon[1]	15.4	9.5	13.4	8.9

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold; excludes the estimated fixed margin paid to GPMP for the cost of fuel.

Three Months Ended June 30, 2020 versus Three Months Ended June 30, 2019

Wholesale Revenues

For the three months ended June 30, 2020, fuel revenue decreased by $23.9 million, or 52.9%, compared to the second quarter of 2019. Wholesale gallons sold were down 5.0 million due to the COVID-19 pandemic. Additionally, the decrease in fuel revenue was also attributable to a decrease in the average retail price of fuel in 2020 as compared to the comparable period in 2019.

Wholesale Operating Income

For the three months ended June 30, 2020, fuel margin increased from the comparable period in 2019 due to the impact of fuel costs remaining low through April 2020 which are partially offset by a decrease in gallons sold.

For the three months ended June 30, 2020, store operating expenses decreased $0.2 million, or 10.1%, compared to the three months ended June 30, 2019 due to lower credit card fees and other expenses.

Six Months Ended June 30, 2020 versus Six Months Ended June 30, 2019

Wholesale Revenues

For the six months ended June 30, 2020, fuel revenue decreased by $28.9 million, or 36.5%, compared to the first half of 2019. Wholesale gallons sold were down 6.6 million primarily due to the COVID-19 pandemic. Additionally, the decrease in fuel revenue was also attributable to a decrease in the average retail price of fuel in 2020 as compared to the comparable period in 2019.

Wholesale Operating Income

For the six months ended June 30, 2020, fuel margin increased over the comparable period in 2019, primarily due to the impact of fuel costs which dropped significantly at the beginning of March 2020 and continued through the end of April 2020 which was partially offset by a decrease in gallons sold.

For the six months ended June 30, 2020, store operating expenses decreased $0.2 million, or 5.6%, compared to the first half of 2019 primarily due to lower credit card fees and other expenses.

GPMP Segment

The table below shows the results of the GPMP segment for the three and six months ended June 30, 2020 and 2019 along with certain key metrics for the segment.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(in thousands)
Revenues:
Fuel revenue – inter-segment	$230,178	$570,890	$609,303	$1,003,023
Fuel revenue – external customers	712	1,718	1,929	3,165
Other revenues, net	179	166	394	332

Total revenues	231,069	572,774	611,626	1,006,520
Operating expenses:
Fuel costs	220,996	559,781	590,156	981,964
General and administrative	945	740	1,713	1,518
Depreciation and amortization	1,844	1,030	3,687	1,995

Total operating expenses	223,785	561,551	595,556	985,477

Other income, net	—	(239)	—	(239)

Operating income	$7,284	$11,462	$16,070	$21,282

Fuel gallons sold – inter-segment	218,980	284,434	467,218	537,476
Fuel gallons sold – external customers	649	861	1,417	1,685
Fuel margin, cents per gallon[1]	4.5	4.5	4.5	4.5

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold.

Three Months Ended June 30, 2020 versus Three Months Ended June 30, 2019

GPMP Revenues

For the three months ended June 30, 2020, fuel revenue decreased by $341.7 million, or 59.7%, compared to the second quarter of 2019. The decrease in fuel revenue was attributable to a decrease in the average retail price of fuel in 2020 as compared to 2019 and a decrease in gallons sold.

For both the three months ended June 30, 2020 and 2019, other revenues, net were $0.2 million, and primarily related to rental income from certain sites leased to independent dealers.

GPMP Operating Income

Fuel margin decreased by $2.9 million in the second quarter of 2020 compared to the comparable period in 2019 due to fewer gallons sold to GPM at a fixed margin.

For the three months ended June 30, 2020, total general, administrative, depreciation and amortization expenses increased $1.0 million compared to the second quarter of 2019, primarily due to depreciation and amortization expenses for assets acquired in the previous 12 months.

Six Months Ended June 30, 2020 versus Six Months Ended June 30, 2019

GPMP Revenues

For the six months ended June 30, 2020, fuel revenue decreased by $395.0 million, or 39.3%, compared to the first half of 2019. The decrease in fuel revenue was attributable to a decrease in the average retail price of fuel in 2020 as compared to 2019 and a decrease in gallons sold.

For the six months ended June 30, 2020 and 2019, other revenues, net were $0.4 million and $0.3 million, respectively.

GPMP Operating Income

Fuel margin decreased by $3.1 million in the first half of 2020 compared to the first half of 2019 due to fewer gallons sold to GPM at a fixed margin.

For the six months ended June 30, 2020, total general, administrative, depreciation and amortization expenses increased $1.9 million compared to the first half of 2019, primarily due to depreciation and amortization expenses for assets acquired in the previous 12 months.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions, and to service debt. GPM finances its inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows us to conduct operations without large amounts of cash and working capital. We have relied principally on internally generated cash flows, borrowings and equity contributions to satisfy our capital expenditure requirements.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Risk Factors” may also significantly impact our liquidity.

In February 2020, we entered into a financing agreement with Ares Capital Management (“Ares”) which allowed us to repay the outstanding long-term debt with PNC Bank and provided us additional financing to be used to finance future acquisitions. Additionally, the Ares financing agreement has an 1% annual amortization which provides us additional liquidity for our capital needs.

As of June 30, 2020, we were in a strong liquidity position, including the ability to adequately fund the repayments of the Bonds (Series C), as we had approximately $150 million of cash and no borrowings under our line of credit with PNC Bank.

To date, we have funded capital expenditures primarily through funds generated from operations, funds received from vendors, sale-leaseback transactions, issuance of debt and existing cash. Future capital required to finance operations, acquisitions, and raze and remodel stores is expected to come from cash generated by operations, availability under lines of credit, and additional long-term debt as circumstances may dictate. In the future, our capital spending program will be primarily focused on expanding our store base through acquisitions, razing and remodeling stores, and maintaining our owned properties and equipment, including upgrading all fuel dispensers to be EMV-compliant. The estimated gross cost of these upgrades is approximately $30 million, of which a portion will be offset by fuel supplier incentive programs and the remainder is expected to be financed with leasing companies. We do not expect such capital needs to adversely affect liquidity.

Cash Flows for the Years Ended December 31, 2019, 2018 and 2017

Net cash provided by (used in) operating activities, investing activities and financing activities for the periods presented were as follows:

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Net cash provided by (used in):
Operating activities	$43,297	$58,502	$27,508
Investing activities	(73,040)	(104,654)	(54,368)
Financing activities	31,693	45,837	22,438
Effect of exchange rates	1,263	(1,397)	1,965

Total	$3,213	$(1,712)	$(2,457)

Operating Activities

Cash flows provided by operations are our main source of liquidity. We have historically relied primarily on cash provided by operating activities, supplemented as necessary from time to time by borrowings on our credit facilities and other debt or equity transactions to finance our operations and to fund our capital expenditures. Cash flow provided by operating activities is primarily impacted by our net income and changes in working capital.

For the year ended December 31, 2019, cash flows provided by operating activities was $43.3 million compared to $58.5 million for 2018. The 2019 decrease was primarily due to higher net interest payments of $2.5 million and $0.9 million of lower tax refunds, net of taxes paid, an increase in fuel inventory in 2019 due to greater volumes at a higher average cost which reduced operating cash flow by approximately $6.7 million and approximately $1.6 million less funds received from fuel vendors for branding, renovation and upgrade projects in 2019 as compared to 2018 due to the timing of these projects. These decreases were partially offset by the operating cash flow generated from an increase of $3.5 million in segment operating income, including from the sites acquired in 2019 and 2018.

For the year ended December 31, 2018, cash flows provided by operating activities was $58.5 million compared to $27.5 million for 2017. The 2018 increase was primarily the result of the operating cash flow generated from an increase of $24.5 million in segment operating income, including from the sites acquired in 2018 and 2017, and additional tax refunds of $5.3 million, net of tax payments, which were offset by higher net interest payments of $8.3 million and approximately $5.1 million less funds received from fuel vendors for branding, renovation and upgrade projects in 2018 as compared to 2017 due to the timing of these projects.

Investing Activities

Cash flows used in investing activities primarily reflect capital expenditures for acquisitions and replacing and maintaining existing facilities and equipment used in the business.

For the year ended December 31, 2019, cash flows used in investing activities decreased by $31.6 million, to $73.0 million from $104.7 million for the year ended December 31, 2018. For the year ended December 31, 2019, we spent $58.3 million for capital expenditures, including purchasing certain fee properties and building a Dunkin’ site, and $33.6 million for 2019 acquisitions, which was offset by $19.0 million in proceeds primarily from a sale-leaseback transaction. For the year ended December 31, 2018, we spent $51.6 million for capital expenditures and $71.4 million for 2018 acquisitions. These outflows were offset by a $16.6 million decrease in designated cash generated from a sale-leaseback transaction which was used for the 2018 E-Z Mart acquisition.

Financing Activities

Cash flows from financing activities primarily consist of increases and decreases in our line of credit and debt and distributions to non-controlling interests.

For the year ended December 31, 2019, financing activities consisted primarily of net proceeds of $66.9 million from long-term debt and lines of credit, payment of $17.5 million for the pension provision, repayments of $9.1 million for financing leases and $8.7 million in distributions to non-controlling interests. For the year ended December 31, 2018, financing activities consisted primarily of $59.2 million in proceeds from the issuance of Bonds (Series C), net proceeds of $3.7 million from long-term debt and lines of credit, repayments of $8.4 million for capital leases and $8.7 million in distributions to non-controlling interests.

Cash Flows for the Three and Six Month Periods Ended June 30, 2020 and 2019

Net cash provided by (used in) operating activities, investing activities and financing activities for the periods presented were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(in thousands)
Net cash provided by (used in):
Operating activities	$77,994	$11,509	$101,908	$20,082
Investing activities	(8,123)	(8,291)	(20,664)	(17,801)
Financing activities	(51,403)	(4,150)	34,514	(478)
Effect of exchange rates	1,293	358	(15)	1,001

Total	$19,761	$(574)	$115,743	$2,804

Operating Activities

For the three months ended June 30, 2020, cash flows provided by operating activities was $78.0 million compared to $11.5 million for the second quarter of 2019. The 2020 increase was primarily the result of the operating cash flow generated from an increase in segment operating income of approximately $41.1 million, including from the sites acquired in 2019, an increase of $1.5 million in tax refunds, net of taxes paid and a temporary change to extend payment terms with key merchandise suppliers which benefited operating cash flow by approximately $16.0 million.

For the six months ended June 30, 2020, cash flows provided by operating activities was $101.9 million compared to $20.1 million for the first half of 2019. The 2020 increase was primarily the result of the operating cash flow generated from an increase in segment operating income of approximately $51.2 million and a temporary change to extend payment terms with key merchandise suppliers which benefited operating cash flow by approximately $16.0 million. The change in payment terms expired by the end of July 2020. These benefits were partially offset by $3.5 million of higher net interest payments and $0.6 million of lower tax refunds, net of taxes paid.

Investing Activities

For the three months ended June 30, 2020, cash used for investing activities decreased by $0.2 million compared to the second quarter of 2019. For the three months ended June 30, 2020, we spent $8.4 million for capital expenditures, including a new Dunkin’ location. For the three months ended June 30, 2019, we spent $7.6 million for capital expenditures and $2.6 million for an acquisition, which was partially offset by proceeds from sale of property and equipment.

For the six months ended June 30, 2020, cash used for investing activities increased by $2.9 million from the comparable period in 2019. For the six months ended June 30, 2020, we used $20.5 million of capital expenditures. For the six months ended June 30, 2019, we used $17.9 million for capital expenditures, including purchasing certain fee properties and building a Dunkin’ site, and $2.8 million for an acquisition, which was partially offset by proceeds from sale of property and equipment.

Financing Activities

For the three months ended June 30, 2020, financing activities consisted primarily of net payments of $56.4 million for long-term debt and lines of credit, repayments of $2.0 million for financing leases, net proceeds from issuance of rights of $11.3 million, buyback of long-term debt of $2.0 million and $2.4 million in distributions to non-controlling interests. For the three months ended June 30, 2019, financing activities consisted primarily of net payments of $0.2 million from long-term debt and lines of credit, repayments of $1.8 million for financing leases and $2.2 million in distributions to non-controlling interests.

For the six months ended June 30, 2020, financing activities consisted primarily of net proceeds of $14.7 million from long-term debt and lines of credit, repayments of $4.2 million for financing leases, net proceeds from issuance of rights of $11.3 million, investment of non-controlling interest in subsidiary of $19.3 million, buyback of long-term debt of $2.0 million and $4.7 million in distributions to non-controlling interests. For the six months ended June 30, 2019, financing activities consisted primarily of net proceeds of $8.1 million from long-term debt and lines of credit, repayments of $4.3 million for financing leases and $4.3 million in distributions to non-controlling interests.

Credit Facilities

PNC Bank

GPM, certain other fully owned subsidiaries and PNC Bank, National Association (“PNC”) have entered into financing agreements between the parties (the “PNC Credit Line Agreement”) consisting of one credit line in the amount of up to $110 million (the “PNC Line of Credit”), which, at the request of GPM can be increased up to $150 million, subject to PNC’s discretion.

The PNC Line of Credit bears interest, as elected by GPM at: (a) LIBOR as defined in the PNC Credit Line Agreement plus a margin of 1.75% or (b) a rate per annum equal to the alternate base rate plus a margin of 0.5%, which is equal to the greatest of (i) the PNC base rate, (ii) the overnight bank funding rate plus 0.5%, and (iii) LIBOR plus 1.0%, subject to the definitions set in the agreement. Beginning in April 2020, every quarter the LIBOR margin rate and the alternate base rate margin rate is updated based on the quarterly average undrawn availability of the line of credit.

The calculation of the availability under the line of credit is determined monthly subject to terms and limitations as set forth in the PNC Credit Line Agreement, taking into account the balances of receivables, inventory and letters of credit, among other things. As of June 30, 2020, the unused availability under the PNC Line of Credit was $89.7 million.

Capital One

GPMP entered into a credit agreement for a revolving credit facility with a syndication of banks led by Capital One, National Association (the “Capital One Credit Facility”), in an aggregate principal amount of up to $300 million (the “Capital One Line of Credit”). The Capital One Credit Facility is available for general partnership purposes, including working capital, capital expenditures and permitted acquisitions.

On April 1, 2020, GPMP entered into an amendment whereby the Capital One Line of Credit was increased from $300 million to $500 million, which was contingent upon the completion of the acquisition from Empire without any material changes affecting the lenders.

At GPMP’s request, the Capital One Line of Credit can be increased up to $700 million, subject to obtaining additional financing commitments from lenders or from other banks, and subject to certain items detailed in the Capital One Line of Credit.

The Capital One Line of Credit bears interest, as elected by GPMP at: (a) LIBOR as defined in the Capital One Line of Credit plus a margin of 2.25% to 3.25% or (b) a rate per annum equal to base rate plus a margin of 1.25% to 2.25%, which is equal to the greatest of (i) Capital One’s prime rate, (ii) the one-month LIBOR plus 1.0%, and (iii) the federal funds rate plus 0.5%, subject to the definitions set in the agreement. The margin is determined according to a formula in the Capital One Line of Credit that depends on the leverage level of GPMP.

As of June 30, 2020, the unused availability under the Capital One Line of Credit was $251.7 million out of a total of $300 million.

Bonds (Series C)

In 2016, the Company issued NIS 138,337,000 (approximately $35.6 million) par value of bonds (Series C) followed by two expansions of $9.8 million and $59.9 million in 2017 and 2018, respectively (the “Bonds (Series C)”). The Bonds (Series C) bear a fixed annual interest rate of 4.85% and are not linked (principal and interest) to any index. The principal of Bonds (Series C) is payable in eight annual installments on June 30 of each year from 2017 through 2024, as follows: the first payment was paid in 2017 at an amount equal to 5% of the principal; each of the second to seventh payments between 2018 through 2023 is at an amount equal to 10% of the principal and the last payment that will be paid in 2024 at an amount equal to 35% of the principal. As of June 30, 2020, the outstanding balance of the Bonds (Series C) was $71.2 million.

The interest on the Bonds (Series C) is paid in equal semi-annual installments at a rate of 2.425% on June 30 and December 31 of each year from 2017 through 2023 and on June 30, 2024.

Debt Ratings

As of December, 31, 2019, GPM’s credit was rated “A3.il” with a stable outlook rating by Midroog Ltd. (“Midroog”), a majority-owned subsidiary of Moody’s Investors Service, Inc. but with its own independent ratings and procedures. According to a rating review report published in September 2020, GPM’s credit was rated “A3.il” with a stable outlook.

In February 2018, Midroog published, for the first time, its rating for the Bonds (Series C) as A3.il with a stable outlook rating. According to a rating review report published in September 2020, the Bonds (Series C) are rated “A3.il” with a stable outlook.

Contractual Obligations

The table below presents our significant contractual obligations as of June 30, 2020:

	Obligations due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations(1)	$425,709	$34,106	$109,590	$112,670	$169,343
Operating lease obligations(2)	1,435,400	101,623	201,558	202,355	929,864
Financing lease obligations	571,931	24,460	43,982	38,556	464,933

	$2,433,040	$160,189	$355,130	$353,581	$1,564,140
Purchase commitments (in gallons)(3)	1,138,324	196,449	383,313	346,543	212,019

(1)	Includes principal and interest payments. Assumes an interest rate of 2.44% on the GPMP Capital One Line of Credit and a zero balance on the PNC Line of Credit.
(2)	Does not include any future consumer price index adjustments for lease agreements.
(3)

GPM’s fuel vendor agreements with suppliers require minimum volume purchase commitments of branded and unbranded gasoline and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distribution.

Use of Non-GAAP Measures

We define EBITDA as net income before net interest expense, income taxes, depreciation and amortization. Adjusted EBITDA further adjusts EBITDA by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Neither EBITDA nor Adjusted EBITDA are presented in accordance with GAAP.

We use EBITDA and Adjusted EBITDA for operational and financial decision-making and believe these measures are useful in eliminating certain items to focus on what we deem to be indicators of operating performance. EBITDA and Adjusted EBITDA are also used by many of our investors, securities analysts, and other interested parties in evaluating operational and financial performance as well as debt service capabilities. We believe that the presentation of EBITDA and Adjusted EBITDA provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing store performance.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be considered as a substitute for net income, cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP. We strongly encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Because non-GAAP financial measures are not standardized, EBITDA and Adjusted EBITDA, as defined by us, may not be comparable to similarly titled measures reported by other companies. It therefore may not be possible to compare our use of these non-GAAP financial measures with those used by other companies.

The following table contains a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2020	2019	2020	2019	2019	2018	2017
Net income (loss)	$32,509	$(3,393)	$19,652	$(22,178)	$(47,162)	$23,464	$739
Interest and other financing expenses, net	12,513	10,050	19,164	21,656	41,812	19,931	29,465
Income tax expense (benefit)	2,510	700	499	(2,689)	6,167	(7,933)	(9,734)
Depreciation and amortization	16,814	15,408	33,885	30,702	62,404	53,814	38,187

EBITDA	64,346	22,765	73,200	27,491	63,221	89,276	58,657
Non-cash rent expense(a)	1,746	1,932	3,548	3,798	7,582	4,695	3,937
Amortization of favorable and unfavorable leases(b)	—	—	—	—	—	(3,258)	(2,590)
Acquisition costs(c)	882	1,905	2,382	2,324	6,395	8,485	4,594
Gain on bargain purchase(d)	—	(406)	—	(406)	(406)	(24,026)	—
(Gain) loss on disposal of assets and impairment charges(e)	1,000	808	4,382	678	(1,291)	1,517	538
Share-based compensation(f)	128	115	255	231	516	490	345
Loss from equity investee(g)	178	105	411	306	507	451	452
Non-beneficial cost related to potential initial public offering of master limited partnership(h)	—	—	—	—	121	1,950	—
Settlement of pension fund claim(i)	—	40	—	226	226	2,262	—
Merchandising optimization costs(j)	—	—	—	—	1,000	—	—
Fuel taxes paid in arrears(k)	—	—	1,050	—	—	—	—
Other(l)	269	—	255	—	288	—	313

Adjusted EBITDA	$68,549	$27,264	$85,483	$34,648	$78,159	$81,842	$66,246

(a)

Eliminates the non-cash portion of rent, which reflects the extent to which our GAAP rent expense recognized exceeds (or is less than) our cash rent payments. The GAAP rent expense adjustment can vary depending on the terms of our lease portfolio, which has been impacted by our recent acquisitions. For newer leases, our rent expense recognized typically exceeds our cash rent payments, while for more mature leases, rent expense recognized is typically less than our cash rent payments.

(b)	Eliminates amortization of favorable and unfavorable lease assets and liabilities.
(c)

Eliminates costs incurred that are directly attributable to historical business acquisitions and salaries of employees whose primary job function is to execute the Company’s acquisition strategy and facilitate integration of acquired operations.

(d)	Eliminates the gains on bargain purchase recognized as a result of the Town Star acquisition in 2019 and E-Z Mart acquisition in 2018.
(e)

Eliminates the non-cash (gain) loss from the sale of property and equipment, the gain recognized upon the sale of related leased assets, including $6.0 million related to the sale of eight stores in 2019, and amortization of deferred gains on sale-leaseback transactions in 2018 and 2017 and impairment charges on property and equipment and right-of-use assets related to closed and non-performing stores.

(f)	Eliminates non-cash share-based compensation expense related to the ongoing equity incentive program in place to incentivize, retain, and motivate our employees and officers.
(g)	Eliminates the Company’s share of loss attributable to its unconsolidated equity investment as discussed in Note 2 of the Consolidated Financial Statements.
(h)	Eliminates non-beneficial cost related to potential initial public offering of master limited partnership.
(i)

Eliminates the impact of mainly timing differences related to amounts paid in settlement of the pension fund claim filed against the Company, as discussed in Note 12 of the Consolidated Financial Statements.

(j)	Eliminates the one-time expense associated with our global merchandising optimization efforts.
(k)	Eliminates the payment of historical fuel tax liabilities owed for multiple prior periods.
(l)	Eliminates other unusual or non-recurring items that management does not consider to be meaningful in assessing operating performance.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or other financing activities with special-purpose entities.

Critical Accounting Policies

Significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements included in this report. Critical accounting policies are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and we might obtain different estimates if we used different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Application of ASC 842, Leases (“ASC 842”)

The lease liabilities and right-of-use assets are significantly impacted by the following:

•	Our determination of whether it is reasonably certain that an extension option will be exercised.

•	Our determination of whether it is reasonably certain a purchase option will be exercised.

•

Some of the lease agreements include an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year. We determine, based on past experience and consumer price index increase expectations, if these types of variable payments are in-substance fixed payments and if they are determined to be in-substance fixed payments, such payments are included in the lease payments and measurement of the lease liabilities.

•

The discount rates used in the calculations of the right-of-use assets and lease liabilities are based on our incremental borrowing rates and are primarily affected by economic environment, differences in the duration of each lease and the nature of the leased asset.

Environmental provision and reimbursement assets

We estimate the anticipated environmental costs with respect to contamination arising from the operation of gasoline marketing operations and the use of underground storage tanks as well as the costs of other exposures and recognize a liability when these losses are anticipated and can be reasonably estimated. Reimbursement for these expenses from various state underground storage tank trust funds or from insurance companies is recognized as an asset and included in other current assets or non-current assets, as appropriate. The scope of the reimbursement asset and liability is estimated by a third party at least twice a year and adjustments are made according to past experience, changing conditions and changes in governmental policies.

Liability for dismantling and removing underground storage tanks and restoring the site on which the underground storage tanks are located

The liability is based on estimates of management with respect to the external costs which will be necessary to remove the underground storage tanks in the future, regulatory requirements, discount rate and an estimate of the length of the useful life of the underground storage tanks.

Property and equipment and amortizable intangible assets

We evaluate property and equipment and amortizable intangible assets for impairment when facts and circumstances indicate that the carrying values of such assets may not be recoverable. When evaluating for impairment, we first compare the carrying value of the asset to the asset’s estimated future undiscounted cash flows. If the estimated undiscounted future cash flows are less than the carrying value of the asset, we determine if we have an impairment loss by comparing the carrying value of the asset to the asset’s estimated fair value and recognize an impairment charge when the asset’s carrying value exceeds its estimated fair value. The adjusted carrying amount of the asset becomes its new cost basis and is depreciated over the asset’s remaining useful life.

Additionally, we review the estimated useful lives of property and equipment at least annually.

Impairment of goodwill

We evaluate the need for impairment with regard to goodwill once a year or with greater frequency if there are indicators of impairment exist. Goodwill is tested for impairment by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is determined according to assumptions and computations set by management.

We perform an annual assessment to evaluate whether an impairment of goodwill exists as of each year-end. The evaluation was performed by the management with the assistance of independent assessor which, for purposes of determining the fair value of the retail and GPMP reporting units to which the goodwill was attributed, utilized the income approach, namely, the present value of the future cash flows forecasted to be derived from the reporting units.

For the 2019 annual impairment test, the data used for the income approach was directly linked to the GPM’s latest approved budget for 2020 and internal projections for 2021 through 2022. The long-term growth rate used in the projection years (2021 through 2022) and in the terminal year was 0% and (0.5%), respectively, for the GPMP reporting unit, and was between 0% and 3.0%, and 2.5%, respectively, for the retail reporting unit, in accordance with the relevant weighted average long-term nominal growth rate. The cash flows used assumed an unlevered, debt-free basis with no deduction for interest of debt principal to present the cash flows available for debt and equity holders. The discount rate for each reporting unit was determined based on the risk profile of each of the reporting units, and was derived from its weighted average cost of capital (“WACC”) as assessed by management with the assistance of an independent assessor. The WACC took into account both debt and equity. The pre-tax discount rate applied to the cash flow projections for the GPMP and the retail reporting units was approximately 8.1% and 8.7%, respectively.

The impairment review was sensitive to changes in the key assumptions used. Management’s key assumptions included revenue and profit growth, capital expenditures, external industry data and past experiences. The major assumptions that could result in significant sensitivities were the discount rate, the long-term growth rate and capital expenditures. Sensitivity analyses were performed by applying various reasonable scenarios whereby the long-term growth rate, gross profit, discount rate and capital expenditures forecast was adjusted within a reasonable range. None of the sensitivity scenarios indicated a potential impairment in any of the reporting units.

Deferred tax assets

We account for income taxes and the related accounts in accordance with FASB ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets are recognized for future tax benefits and credit carryforwards to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. We periodically assess the likelihood that we will be able to recover our deferred tax assets and reflect any changes in estimates in the valuation allowance. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Management is required to make judgments, estimates and assumptions to establish the amount of deferred tax assets to be recognized based on timing differences, the expected taxable income and its sources and the tax planning strategy.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

We have limited exposure to commodity price risk as a result of the payment and volume-related discounts in certain of GPM’s fuel supply contracts with fuel suppliers, which are based on the market price of motor fuel. Significant increases in fuel prices could result in significant increases in the retail price of fuel and in lower sales to consumers and dealers. When fuel prices rise, some of GPM’s dealers may have insufficient credit to purchase fuel form GPM at their historical volumes. In addition, significant and persistent increases in the retail price of fuel could also diminish consumer demand, which could subsequently diminish the volume of fuel GPM distributes. A significant percentage of our sales are made with the use of credit cards. Because the interchange fees we pay when credit cards are used to make purchases are based on transaction amounts, higher fuel prices at the pump and higher gallon movement result in higher credit card expenses. These additional fees increase operating expenses.

Interest Rate Risk

We may be subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. For the majority of the debt, interest is calculated at a fixed margin over LIBOR. As of December 31, 2019, we had fixed the interest rate on the approximately 92% of our PNC lines of credit at 3.78% and 3.71%, fixed the interest rate on the full amount of our Capital One line of credit at 3.98%, and fixed the interest rate on the full amount of the PNC term loans at 4.72% for GPM and 2.22% for GPMP. The LIBOR interest rate as of December 31, 2019 was only approximately 1.8%, therefore, our exposure was low. Interest rates on commercial bank borrowings and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would likely face similar circumstances.

Exchange Rate Risk

The majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, our obligation to repay the outstanding principal and interest of our Bonds (Series C) exposes us to unfavorable exchange rate fluctuations between the New Israeli Shekel and the U.S. dollar. As of June 30, 2020, approximately $39 million of our cash and cash equivalents and restricted cash with respect to the Company’s bonds was denominated in New Israeli Shekels, therefore, our exposure was low.

We currently do not engage in any exchange rate hedging activity, but we may enter into currency hedging transactions in order to decrease the risks associated with unfavorable exchange rate fluctuations. However, there is no assurance that such hedging transactions will provide adequate protection and cover all of our potential exposure in connection with exchange rate fluctuations.

CERTAIN ARKO RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Arko Management Services Agreement

On November 1, 2005, Arko entered into an ongoing service agreement (as amended, the “Arko Management Services Agreement”) with KMG, an entity wholly owned and controlled by Arie Kotler, Arko’s Chairman and Chief Executive Officer, pursuant to which KMG, through Mr. Kotler, provides services to Arko as Chairman of the board of directors. Under the Arko Management Services Agreement, KMG is entitled to a monthly management fee of approximately $5,000, linked to the Consumer Price Index, and to a reimbursement for reasonable expenses incurred by KMG in connection with the provision of management services.

During 2019, KMG received a total of approximately $60,000 from Arko related to Mr. Kotler’s services as Chairman of the board of directors. The Arko Management Services Agreement will remain in effect until October 31, 2020 as long as Mr. Kotler continues to serve as Chairman of Arko’s board of directors. Upon the closing of the Business Combination, the Arko Management Services Agreement (or any extension thereof) will be terminated.

GPM Management Services Agreement

On December 1, 2016, GPM entered into an Amended and Restated Management Services Agreement (as amended from time to time, the “GPM Management Services Agreement”) with KMG, pursuant to which KMG designated Mr. Kotler to provide general management and advisory services to GPM from January 1, 2017 through December 31, 2019. Under this agreement, KMG was entitled to a management fee in the amount of $60,000 per month. In addition, KMG was entitled to receive an annual bonus in accordance with GPM’s Corporate Incentive Plan (described under “GPM Executive Compensation Program – Bonuses”). The annual bonus to which KMG is entitled cannot exceed six monthly management fee payments. Based on GPM’s financial performance in 2019, KMG did not receive a bonus for 2019. The GPM Management Services Agreement also requires GPM to reimburse KMG for all out of pocket expenses related to the activity of GPM. During 2019, KMG received a total of $727,193 related to Mr. Kotler’s services as Chief Executive Officer of GPM.

On January 1, 2020, GPM and KMG entered into a Second Amended and Restated Management Services Agreement which extended the term of the GPM Management Services Agreement from January 1, 2020 through December 31, 2022 and increased the management fee to $90,000 per month. In addition, a portion of bonus equal to four monthly management fees is payable subject to increases in Arko’s share price. KMG instructed GPM that any payment that is higher than one monthly payment shall be made only if GPM receives written confirmation from Arko. Upon the closing of the Business Combination, the GPM Management Services Agreement will be terminated and KMG will be entitled to receive the bonus payable for the full fiscal 2020 period.

Profits Participation Agreement

In December 2016, the members of GPM and KMG entered into a Partner Profits Participation Agreement (as amended from time to time, the “Profits Participation Agreement”) which entitled KMG to an annual net profit participation amount for the years 2017 through 2019 calculated as the lower of (i) 3% of GPM’s annual net profit, based on GPM’s US GAAP consolidated financial statements for years ended December 31, 2017, 2018 and 2019, or (ii) $280,000.

In December 2019, the members of GPM and KMG entered into an Amended and Restated Partner Profits Participation Agreement, which entitles KMG to an annual net profit participation amount for the years 2020 through 2022 calculated as the higher of (i) 5% of GPM’s annual net profits for such calendar year based on GPM’s US GAAP consolidated financial statements after adjustments as defined below, or (ii) 5% of the positive difference (if any) between the adjusted EBITDA (as defined in Profits Participation Agreement) for such calendar year and the adjusted EBITDA for the prior calendar year, up to an annual maximum amount of $400,000. At the request of KMG, at the end of the first, second and third quarters of each calendar year, GPM will pay an advance on the annual net profit participation amount in an amount of 25% of the $400,000, subject to GPM’s commitment to offset any excess amounts from future amounts to which it will be entitled. For 2017 and 2018, KMG was entitled to approximately $189,000 and $280,000, respectively, under the Profits Participation Agreement. Based on GPM’s performance in 2019, KMG was not entitled to an annual profit participation for 2019. KMG received $210,000 in advances for 2019, which will be offset against future payments by GPM. The Profits Participation Agreement will terminate upon the termination of the GPM Management Services Agreement. KMG will be entitled to receive accrued unpaid annual net profit participation amounts for 2020.

Related Party Approval Policies

Pursuant to Arko’s written policy, GPM’s compliance officer notifies Arko’s compliance officer if GPM is to engage with a related party or make any payment not previously disclosed to a related party, so that Arko’s compliance officer can verify that any engagement takes place only after or subject to receipt of the necessary approvals according to applicable law. Under Israeli law the required approvals vary from board approval only, audit committee and board approval, and in some cases, shareholder approval is also required (in some cases by a super majority). No new transaction will be carried out with a related party without prior written notice to Arko’s compliance officer. New Parent will implement policies and procedures with respect to the approval of related party transactions in connection with the closing of the Business Combination.

INFORMATION ABOUT HAYMAKER

Overview

We are a Delaware corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this proxy statement/prospectus as our initial business combination. Although we may pursue our initial business combination in any business, industry or geographic location, we have focused on opportunities to capitalize on the ability of our management team, particularly our executive officers, to identify, acquire and operate a business in the consumer services, products and retail industries, which we believe has many potential target businesses. Following our initial business combination, our objective will be to implement or support the acquired business’ growth and operating strategies.

The registration statement on Form S-1 (File No. 333-231617) for our IPO was declared effective by the SEC on June 6, 2019. On June 11, 2019, we consummated our IPO of 40,000,000 Haymaker Units (which includes 5,000,000 Haymaker Units sold pursuant to the underwriters partially exercising their over-allotment option on June 11, 2019), with each Haymaker Unit consisting of one share of Haymaker Class A Common Stock and one-third of redeemable Haymaker Warrant. Each Haymaker Warrant entitles the holder to purchase one share of Haymaker Class A Common Stock, $0.0001 par value per share, at $11.50 per share. The Haymaker Warrants will expire at 5:00 p.m., New York City time, five years after the completion of Haymaker’s initial business combination, or earlier upon redemption or liquidation. The Haymaker Units in our IPO were sold at an offering price of $10.00 per unit, generating total gross proceeds of $400,000,000.

Simultaneously with the consummation of our IPO, we consummated a private placement of an aggregate of 6,000,000 Private Placement Warrants at a purchase price of $1.50 per Private Placement Warrant to the Sponsor, Cantor, and Stifel, generating gross proceeds of $9,000,000. Additionally, the Sponsor was issued 10,000,000 Founder Shares in connection with our IPO.

In connection with the IPO, we incurred transaction costs of $22,562,030, consisting of $7,000,000 of underwriting fees, $15,000,000 of deferred underwriting fees and $562,030 of other IPO costs. A total of $400,000,000 from the net proceeds of the sale of the Haymaker Units in the IPO and the private placement were placed in the Trust Account, with Continental Stock Transfer & Trust Company acting as trustee.

Initial Business Combination

Our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) with respect to the satisfaction of such criteria.

Submission of Our Initial Business Combination to a Stockholder Vote

We are providing the Public Stockholders with redemption rights upon consummation of the Business Combination. Public Stockholders electing to exercise their redemption rights will be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes payable, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus relating to the stockholder vote on the Business Combination. The Public Stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then Public Stockholders electing to exercise their redemption rights will not be entitled to receive such payments.

The Sponsor and our executive officers and directors have agreed (1) to vote any shares of common stock owned by them in favor of any proposed business combination, including the Founder Shares, (2) not to redeem any shares of common stock in connection with a stockholder vote to approve a proposed initial business combination, and (3) not sell any shares of common stock in any tender in connection with a proposed initial business combination. As a result, assuming that only a quorum is present, we would need only 15,000,001 or approximately 37.5%, of the 40,000,000 shares of Haymaker Class A Common Stock sold in the IPO to be voted in favor of a transaction in order to proceed with the initial business combination.

Permitted Purchases of Our Securities

None of the Sponsor and our executive officers, directors, director nominees or their affiliates has indicated any intention to purchase units or shares of common stock in the IPO or from persons in the open market or in private transactions. However, if we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, the Sponsor and our directors, director nominees, executive officers, advisors or any of their affiliates may purchase Haymaker Class A Common Stock or Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation to do so. None of the funds held in the Trust Account will be used to purchase Haymaker Class A Common Stock or Public Warrants in such transactions. There is no limit on the number of shares or warrants such persons may purchase, or any restriction on the price that they may pay. Any such price per share may be different than the amount per share a public stockholder would receive if it elected to redeem its shares in connection with our initial business combination. However, such persons have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions.

In the event the Sponsor or our directors, director nominees, executive officers, advisors or any of their affiliates determine to make any such purchases of Haymaker Class A Common Stock at the time of a stockholder vote relating to our initial business combination, such purchases could have the effect of influencing the vote necessary to approve such transaction. None of the funds in the Trust Account will be used to purchase Haymaker Class A Common Stock or Public Warrants in such transactions. If any of the Sponsor or our directors, director nominees, executive officers, advisors or any of their affiliates engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares or if such purchases are prohibited by Regulation M under the Exchange Act. We cannot currently determine whether any of our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as that would be dependent upon several factors, including but not limited to the timing and size of any such purchase. Depending on the circumstances, any of our insiders may decide to make purchases of our securities pursuant to a Rule 10b5-1 plan or may determine that acting pursuant to such a plan is not required under the Exchange Act.

The Sponsor and our executive officers, directors, director nominees and their affiliates anticipate that they may identify the stockholders with whom they may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor or our executive officers, directors, director nominees or their affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the business combination.

We do not currently anticipate that purchases of our Haymaker Class A Common Stock or Public Warrants by any of the Sponsor or our directors, director nominees, executive officers, advisors or any of their affiliates, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the Sponsor or our directors, director nominees, officers, advisors or any of their affiliates will purchase shares of Haymaker Class A Common Stock if such purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Redemption Rights for Public Stockholders

We will provide the Public Stockholders with the opportunity to redeem all or a portion of their shares of Haymaker Class A Common Stock upon the completion of the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, less any taxes then due but not yet paid (which taxes may be paid only from the interest earned on the funds in the Trust Account). As of June 30, 2020, the amount in the Trust Account was approximately $405.0 million, which is equal to approximately $10.13 per public share. Our initial investors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and any Haymaker Class A Common Stock held by them in connection with the completion of the Business Combination.

Limitation on Redemption Rights

Notwithstanding the foregoing, our amended and restated certificate of incorporation provides that a Public Stockholder, individually or together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), is restricted from seeking redemption rights with respect to an aggregate of more than 15% of the shares of common stock sold in the IPO without our prior written consent. We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public stockholder holding more than an aggregate of 15% of the shares sold in our IPO could threaten to exercise its redemption rights if such stockholder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 15% of the shares sold in our IPO, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete a business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our stockholders’ ability to vote all of their shares for or against the business combination.

Redemption of Haymaker Class A Common Stock and Liquidation if No Initial Business Combination

Our amended and restated certificate of incorporation provides that we will have until June 11, 2021, to complete a business combination. If we are unable to complete a business combination by June 11, 2021, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Haymaker Class A Common Stock, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining Public Stockholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our Public Warrants, which will expire worthless if we fail to complete a business combination by June 11, 2021.

The Sponsor and our officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete a business combination by June 11, 2021. However, if the Sponsor and our officers or directors acquire Haymaker Class A Common Stock, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination by such date.

The Sponsor and our officers and directors have agreed, pursuant to a letter agreement with us, that they will not propose any amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our Haymaker Class A Common Stock if we do not complete our initial business combination by June 11, 2021, or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our Public Stockholders with the opportunity to redeem their shares of Haymaker Class A Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes divided by the number of then outstanding shares of Haymaker Class A Common Stock. However, we will only redeem our Haymaker Class A Common Stock so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon completion of our initial business combination (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Haymaker Class A Common Stock such that we cannot satisfy the net tangible asset requirement (described above) we would not proceed with the amendment or the related redemption of our Haymaker Class A Common Stock.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $816,926 of proceeds held outside the Trust Account (as of December 31, 2019), although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon our dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the Delaware General Corporation Law or, DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we have sought and will continue to seek to have all vendors, service providers, prospective target businesses or other entities with which we do business (other than our auditors) execute agreements with us waiving any right, title, interest and claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum LLP, our independent registered public accounting firm, has not executed agreements with us waiving such claims to the monies held in the Trust Account.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third party claims We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. We have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we believe it is unlikely that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked the Sponsor to reserve for such indemnification obligations and we believe it is unlikely that the Sponsor would be able to satisfy those obligations. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

We will seek to reduce the possibility that the Sponsor has to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business (other than our auditors) execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriter of our initial public offering against certain liabilities, including liabilities under the Securities Act. We have access to up to approximately $816,926 from the proceeds held outside the Trust Account (as of December 31, 2019) with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete a business combination by June 11, 2021, may be considered a liquidating distribution under Delaware law. Delaware law provides that if a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete a business combination by June 11, 2021, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete a business combination by June 11, 2021, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our public shares as soon as reasonably possible following June 11, 2021, and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we are complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, and auditors) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we have sought and will continue to seek to have all vendors, service providers, prospective target businesses or other entities with which we do business (other than our auditors) execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriter of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Public Stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of Haymaker Class A Common Stock if we do not complete a business combination by June 11, 2021, subject to applicable law, (ii) in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination by June 11, 2021, or (iii) our completion of an initial business combination, and then only in connection with those shares of our common stock that such stockholder properly elected to redeem, subject to the limitations described in this Report. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In connection with our initial business combination, a stockholder’s voting in connection with the business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights as described above.

Facilities

Our executive offices are located at 650 Fifth Avenue, Floor 10, New York, NY 10019, and our telephone number is (212) 616-9600. Our executive offices are provided to us by the Sponsor. Commencing on June 6, 2019, we have agreed to pay the Sponsor a total of $20,000 per month for office space, utilities and secretarial and administrative support. We consider our current office space adequate for our current operations. We believe, based on rents and fees for similar services in the New York Metropolitan area, that the fee charged by the Sponsor is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Employees

We currently have four officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the consummation of a business combination.

Directors and Executive Officers

Our current directors and executive officers are listed below.

Name	Age	Position
Steven J. Heyer	68	Chief Executive Officer and Director
Andrew R. Heyer	63	President and Director
Christopher Bradley	43	Chief Financial Officer and Secretary
Joseph M. Tonnos	32	Senior Vice President
Walter F. McLallen	53	Director
Michael J. Dolan	73	Director
Stephen W. Powell	62	Director

Steven J. Heyer, Haymaker’s Chief Executive Officer and Executive Chairman since inception, has over 40 years of experience in the consumer and consumer-related products and services industries, leading a range of companies and brands. Mr. Heyer has applied his experience and analytical skills in a variety of leadership positions across diverse industry groups, including broadcast media, consumer products, and hotel and leisure companies. Over the past eight years, he has been acting as an advisor and director to, and investor in, several private companies across the consumer subsectors of health and wellness, restaurants, technology, marketing services and technology and furniture. From its formation until it completed its business combination with OneSpaWorld Holdings (NASDAQ:OSW) in March 2019, he was an officer and director of Haymaker I. Since its business combination, he has served as Vice Chairman on the board of directors of OneSpaWorld Holdings. Mr. Heyer’s operating experiences include: leading the turnaround of Outback Steakhouse as an advisor (from 2010 to 2012); as Chief Executive Officer of Starwood Hotels & Resorts Worldwide (from 2004 until 2007); as President and Chief Operating Officer of The Coca-Cola Company (from 2001 to 2004); as a member of the boards of Coca-Cola FEMSA, and Coca-Cola Enterprises (all from 2001 to 2004); as President and Chief Operating Officer of Turner Broadcasting System, Inc., and a member of AOL Time Warner’s Operating Committee (from 1994 to 2001); as President and Chief Operating Officer of Young & Rubicam Advertising Worldwide (from 1992 to 1994); and before that spending 15 years at Booz Allen & Hamilton, ultimately becoming Senior Vice President and Managing Partner. For the last five years, Mr. Heyer has served on the boards of Lazard Ltd, Lazard Group, and Atkins Nutritionals Inc. (each as further described below) as well as investing in a private capacity in early stage and venture consumer and consumer media companies. Mr. Heyer has extensive board experience, including: the board of Atkins Nutritionals Inc., which announced in April 2017 that it had entered into a definitive agreement to be acquired by Conyers Park Acquisition Corp, a publicly traded special purpose acquisition company; Lazard Ltd and Lazard Group (2005 to present); the board of WPP Group, a publicly traded digital, internet, and traditional advertising company (2000 to 2004); the board of Equifax, the publicly traded consumer credit reporting and insights company (2002 through 2003); the board of Omnicare, Inc., a supplier of pharmaceutical care to the elderly (2008 through 2015); the board of Vitrue, Inc., a provider of social marketing publishing technologies (2007 through 2012); and the board of Internet Security Systems, Inc. a provider of internet security software, appliance, and services (2004 through 2005). In March 2011, Harry & David Holdings, Inc. (“Harry & David”), a company where Mr. Heyer had been Chief Executive Officer from 2010 until February 2011, filed a prearranged Chapter 11 plan under the U.S. Bankruptcy Code. Subsequently, Harry & David filed a reorganization plan in bankruptcy court in May 2011 and emerged from bankruptcy in September 2011. Mr. Heyer received his B.S. from Cornell University and an M.B.A. from New York University. Mr. Heyer is the brother of Mr. Andrew Heyer, our President. Mr. Heyer is qualified to serve as a director due to his extensive operations, management and business background, particularly in the consumer and consumer-related products and services industries.

Andrew R. Heyer, Haymaker’s President and a Director since inception, is a finance professional with over 40 years of experience investing in the consumer and consumer-related products and services industries, as well as a senior banker in leveraged finance during which time his clients included many large private equity firms. Mr. Heyer was an officer and director of Haymaker I until it completed its business combination with

OneSpaWorld Holdings (NASDAQ:OSW) in March 2019, and has since remained on its board since such time. Currently, Mr. Heyer is the Chief Executive Officer and Founder of Mistral Equity Partners, a private equity fund manager founded in 2007 that invests in the consumer industry. Prior to founding Mistral in 2007, from 2000 to 2007, Mr. Heyer served as a Founding Managing Partner of Trimaran Capital Partners, a $1.3 billion private equity fund. Mr. Heyer was formerly a vice chairman of CIBC World Markets Corp. and a co-head of the CIBC Argosy Merchant Banking Funds from 1995 to 2001. Prior to joining CIBC World Markets Corp. in 1995, Mr. Heyer was a founder and Managing Director of The Argosy Group L.P. from 1990 to 1995. Before Argosy, from 1984 to 1990, Mr. Heyer was a Managing Director at Drexel Burnham Lambert Incorporated and, previous to that, he worked at Shearson/American Express. From 1993 through 2009, Mr. Heyer also served on the board of The Hain Celestial Group, Inc. (NASDAQ: HAIN), a natural and organic food and products company, rejoining the board from 2012 to April 2019. Mr. Heyer has also served as a director of XpresSpa Group, Inc. (NASDAQ: XSPA) (formerly known as FORM Holdings, Inc.), a health and wellness services company, since December 2016. Mr. Heyer also serves on the board of several private companies owned in whole or in part by Mistral, including Worldwise, Inc., a pet accessories business from 2011 to the present, and The Lovesac Company (NASDAQ: LOVE), a branded omni-channel retailer of technology-forward furniture, from 2010 to the present. Mr. Heyer has also served on the board of Insomnia Cookies, a retailer of desserts open primarily in the evening and nighttime, and Accel Foods, an incubator and investor in early stage food and beverage companies. In the past, Mr. Heyer has served as a director of Las Vegas Sands Corp., a casino company, from 2006 to 2008, El Pollo Loco Holdings, Inc., a casual Mexican restaurant, from 2005 to 2008, and Reddy Ice Holdings, Inc., a manufacturer of packaged ice products, from 2003 to 2006. Mr. Heyer received his B.Sc. and M.B.A. from the Wharton School of the University of Pennsylvania, graduating magna cum laude. Mr. Heyer is the brother of Mr. Steven Heyer, our Chief Executive Officer. Mr. Heyer is qualified to serve as a director due to his extensive finance, investment and operations experience, particularly in the consumer and consumer-related products and services industries.

Christopher Bradley, Haymaker’s Chief Financial Officer and Secretary since inception, is a Managing Director at Mistral Equity Partners, which he joined in 2008. Mr. Bradley brings over 20 years of experience identifying acquisition candidates, due diligence experience including accounting and financial modeling acumen, and a background in deal structuring. From 2017 until its business combination in March 2019, he was an officer of Haymaker I. Mr. Bradley has served as a member of the board of directors of Creminelli Fine Meats, LLC, a privately held premium-priced charcuterie wholesaler from 2016 to the present; The Beacon Consumer Incubator Fund, a venture capital fund that invests in consumer technology companies from 2016 to the present; and The Lovesac Company (NASDAQ: LOVE), a branded omni-channel retailer of technology-forward furniture from 2010 to the present. Mr. Bradley has also guided Mistral portfolio companies in an operational role and, through Mistral, served on the board of Jamba, Inc. from 2009 to 2013. Prior to Mistral, Mr. Bradley served as an investment banker at Banc of America Securities from 2005 to 2006, a Manager in Burger King’s strategy group in 2004, and a Manager at PricewaterhouseCoopers management consulting practice from 1999 to 2004. Mr. Bradley earned an A.B. from the University of Chicago and an M.B.A. from The Harvard Business School.

Joseph Tonnos, Haymaker’s Senior Vice President since inception, has since 2017 been a Vice President at Mistral Equity Partners. Mr. Tonnos has over 9 years of experience investing in and advising acquisition candidates, completing due diligence, financial modeling and deal structuring. From December 2018 until March 2019, he was an officer of Haymaker I. His experience spans evaluating, executing and monitoring public, private and venture capital investments. He has advised companies and shareholders on capital raising, mergers, acquisitions, divestitures, leveraged buyouts and capital structure alternatives. In the last five years he served or continues to serve on the boards of Worldwise, Inc., a privately held pet products company, and B’more Organic, an Icelandic Skyr drinkable yogurt producer. Mr. Tonnos has also been a board observer of The Lovesac Company, Inc. (NASDAQ: LOVE), a branded-omni channel retailer of technology-forward furniture, since 2017 and the Co-Founder of Ketch Ventures, LLC, an early-stage consumer investment fund since 2017. Prior to Mistral, Mr. Tonnos served as an investment banker at Bank of America Merrill Lynch from 2015 to 2017 and Lazard.

Walter F. McLallen, a Haymaker Director since June 6, 2019, is a finance professional with over 25 years of leveraged finance, private equity, restructuring and operations experience. From November 2017 to March 2019, he was a director of Haymaker I, a special purpose acquisition company which successfully completed a business combination with OneSpaWorld on March 19, 2019 as described elsewhere in this prospectus. Since March 2019, Mr. McLallen has served as a member of the board of directors and a chairman of the audit committee and member of the nominating and governance committee of OneSpaWorld. Mr. McLallen has been the Managing Member of Meritage Capital Advisors, an advisory boutique firm focused on debt and private equity transaction origination, structuring and consulting since 2004. Mr. McLallen has board and operational experience and has served as a director, Chairman or Vice Chairman on numerous corporate and non-profit boards and committees, with a focus on consumer products-related companies. Mr. McLallen has served as a director of Centric Brands Inc. (NASDAQ:CTRC), a lifestyle brands collective in the branded and licensed apparel and accessories sectors, since 2016; as well as Timeless Wine Company, a producer of consumer luxury wine brands, since August 2016; Worldwise, a consumer branded pet products company, since 2016; adMarketplace, a search engine advertiser, since 2012; Classic Brands, an e-commerce marketer of mattresses and related products, since 2018; Dutchland Plastics, a roto-molding plastics manufacturer, since 2017; Champion One, an optical transceiver manufacturer and marketer, since 2018; and Genus Oncology, an early-stage biotechnology company, since 2015. Mr. McLallen is also a founder and Co-Chairman of Tomahawk Strategic Solutions, a law enforcement, military and corporate training and security company, since 2014. From 2006 to 2015, Mr. McLallen was the Executive Vice Chairman of Remington Outdoor Company, an outdoor consumer platform he co-founded with a major investment firm. Mr. McLallen was formerly with CIBC World Markets from 1995 to 2004, during which time he was a Managing Director, head of Debt Capital Markets and head of High Yield Distribution. Mr. McLallen started his career in the Mergers & Acquisitions Department of Drexel Burnham Lambert and was a founding member of The Argosy Group L.P. in 1990. Mr. McLallen received a B.A. with a double major in Economics and Finance from the University of Illinois at Urbana-Champaign. Mr. McLallen is qualified to serve as a director due to his extensive consumer, operational and board experience, as well as his background in finance.

Michael J. Dolan, a Haymaker Director since June 6, 2019, has since March 2019 served as a member of the board of directors and a member of the audit committee and chairman of the compensation committee and nominating and governance committee of OneSpaWorld. Since 2004, he has served on the board of directors of Mattel, Inc. (NASDAQ: MAT) a toy manufacturing company and since 2018 as executive chairman of the Augustinus Bader Group, a privately-held skincare company. From 2017 to 2019 Dr. Dolan managed his own investments and affairs. Prior to this he served as Chief Executive Officer of Bacardi Limited (“Bacardi”), a large privately held spirits company, from 2014 to 2017. Prior to that, he served as Interim Chief Executive Officer of Bacardi from May 2014 to November 2014. From 2011 to May 2014, he served as Chairman of the Board and Chief Executive Officer of IMG Worldwide, a global provider of sports, fashion and media entertainment. Prior to that, Dr. Dolan served at IMG as President and Chief Operating Officer, from April 2011 to November 2011, and before that as Executive Vice President and Chief Financial Officer, from April 2010 to April 2011. He served as Executive Vice President and Chief Financial Officer of Viacom, Inc. (NASDAQ:VIA), a global entertainment content company, from 2004 to 2006. Dr. Dolan served as Senior Advisor to Kohlberg Kravis Roberts & Co., a private equity firm with substantial investments in large consumer retail companies, from 2004 to 2005. Prior to that, he served in the following positions with Young & Rubicam, Inc., a marketing and communications company: Chairman of the Board and Chief Executive Officer (2001 to 2003), Vice Chairman and Chief Operating Officer (2000 to 2001) and Vice Chairman and Chief Financial Officer (1995 to 2000). He received an M.B.A. from Columbia University, a doctorate from Cornell University and a graduate degree and an undergraduate degree from Fordham University. Dr. Dolan is qualified to serve as a director due to his extensive leadership, finance, global consumer products and branding, strategic marketing, and operations experience.

Stephen W. Powell, a Haymaker Director since June 6, 2019, invests in and advises private growth companies in the consumer products, services and technologies sectors. His experience spans investment, corporate finance, public accounting and corporate operating roles. Since March 2019, Mr. Powell has served as a member of the board of directors and a member of the audit and compensation committees of OneSpaWorld, and since 2013 as a member of the board of directors and a member of the audit committee of Massage Envy Holdings. Previously, he served as a member of the boards of directors of Atkins Nutritionals from 2010 to 2017 and Strivectin Skincare from 2009 to 2011. Mr. Powell served as a managing director of Prospect Capital Management from 2015 to 2017 and as a senior advisor to private equity firms Roark Capital Group from 2012 to 2015 and Catterton Partners from 2009 to 2011. From 2006 to 2009, Mr. Powell co-led the capitalization, acquisitions, operations and sale of a national-scale consumer services, specialty retail and direct marketing business. From 2001 to 2006, Mr. Powell was head of Consumer Investment Banking for RBC Capital Markets. Previously, Mr. Powell served in investment banking positions with Prudential Securities, Wheat First Securities, L.F. Rothschild and Merrill Lynch Capital Markets and as an audit manager with Arthur Andersen & Co. Mr. Powell earned an M.B.A. and a B.S. in Commerce from the University of Virginia. Mr. Powell is qualified to serve as a director due to his experience with corporate governance, finance and operations as a director, advisor, manager and investor.

Number, Terms of Office and Election of Executive Officers and Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Messrs. McLallen and Dolan, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Powell, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Messrs. Heyer and Heyer, will expire at the third annual meeting of stockholders. We may not hold an annual meeting of stockholders until after we consummate our initial business combination (unless required by Nasdaq).

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of one or more Chief Executive Officers, a President, a Chief Financial Officer, Vice Presidents, a Secretary, a Treasurer and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. McLallen, Dolan and Powell are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee will be entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

None of our officers or directors have received any cash compensation for services rendered to us. We have agreed to pay the Sponsor a total of $20,000 per month for office space, utilities and secretarial and administrative support. No compensation of any kind, including finder’s and consulting fees, will be paid to the Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of our initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or our or their affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from New Parent. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by New Parent to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

Following a business combination, to the extent we deem it necessary, we may seek to recruit additional managers to supplement the incumbent management team of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Committees of the Board of Directors

Our board of directors has two standing committees, an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that is approved by our board of directors and has the composition and responsibilities described below.

Audit Committee

Upon the completion of the IPO, we established an audit committee of the board of directors. Messrs. McLallen, Dolan and Powell serve as members of our audit committee. Under Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Messrs. McLallen, Dolan and Powell meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate, and our board of directors has determined that Mr. McLallen qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•

pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent auditors all relationships our auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•	obtaining and reviewing a report, at least annually, from the independent auditors describing the independent auditor’s internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Upon the completion of the IPO, we established a compensation committee of the board of directors. The members of our Compensation Committee are Messrs. Dolan and Powell. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Messrs. Dolan and Powell meet the independent director standard under Nasdaq listing standards applicable to members of the compensation committee. We adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives, and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•

reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•	reviewing and approving on an annual basis the compensation of all of our other officers;

•	Reviewing on an annual basis our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	if required producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to the Sponsor of $20,000 per month, for up to 24 months, for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to complete the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by applicable law or stock exchange rules. In accordance with Rule 5605(e)(2) of the Nasdaq listing rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. In accordance with Rule 5605(e)(1)(A) of the Nasdaq listing rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

Prior to our initial business combination, the board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at an annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders. Prior to our initial business combination, holders of our Haymaker Class A Common Stock will not have the right to recommend director candidates for nomination to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serve, and in the past year have not served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of Haymaker common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that during the year ended December 31, 2019 there were no delinquent filers.

Code of Ethics

We have adopted a code of ethics that applies to our officers and directors. We have filed copies of our code of ethics, our audit committee charter and our compensation committee charter as exhibits to our registration statement in connection with our IPO. You may review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us.

Audit Fees

The firm of Marcum LLP (“Marcum”) acts as our independent registered public accounting firm. The following is a summary of fees paid to Marcum for services rendered.

Audit Fees. Audit fees consist of fees for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum in connection with regulatory filings. The aggregate fees of Marcum for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 10-Q for the respective periods and other required filings with the SEC for the period from February 13, 2019 (inception) to December 31, 2019 totaled approximately $51,598. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. During the period from February 13, 2019 (date of inception) to December 31, 2019, we did not pay Marcum any audit-related fees.

Tax Fees. We did not pay Marcum any fees for tax return services, planning and tax advice for the period from February 13, 2019 (date of inception) to December 31, 2019.

All Other Fees. We did not pay Marcum for any other services for the year ended December 31, 2019.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team.

HAYMAKER’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Information About Haymaker” and the audited consolidated financial statements, including the related notes, appearing elsewhere in this proxy statement/prospectus. All references to years, unless otherwise noted, refer to our fiscal years, which end on December 31. As used in this section, unless the context suggests otherwise, “we,” “us,” “our,” “the Company” or “Haymaker” refer to Haymaker Acquisition Corp. II.

Overview

We are a newly organized company incorporated as a Delaware corporation on February 13, 2019 and formed for the effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our Business Combination using cash from the proceeds of our IPO and the sale of Private Placement Warrants that occurred simultaneously with the consummation of the IPO.

The issuance of additional shares of our stock in the Business Combination:

•

may significantly dilute the equity interest of investors in the IPO, which dilution would increase if the anti-dilution provisions in the Class B common stock resulted in the issuance of Class A shares on a greater than one-to-one basis upon conversion of the Class B common stock;

•	may subordinate the rights of holders of Haymaker common stock if preferred stock is issued with rights senior to those afforded our Haymaker common stock;

•

could cause a change in control if a substantial number of shares of Haymaker common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us; and

•	may adversely affect prevailing market prices for Haymaker Class A Common Stock and/or Haymaker Warrants.

Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or owners of a target, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•	our inability to pay dividends on Haymaker common stock;

•

using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, our ability to pay expenses, make capital expenditures and acquisitions, and fund other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of our strategy; and

•	other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, we had investments and cash in the Trust Account of $404,362,721 and $404,986,790 at December 31, 2019 and June 30, 2020, respectively. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete the Business Combination will be successful.

Proposed Business Combination

Business Combination Agreement

On September 8, 2020, we entered into the Business Combination Agreement with New Parent, Merger Sub I, Merger Sub II and Arko, pursuant to which we will effect the Business Combination.

Organizational Structure

The acquisition is structured as a “double dummy” transaction, resulting in the following:

(a)

Each of New Parent, Merger Sub I and Merger Sub II are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions set forth in the Business Combination Agreement. New Parent is a wholly-owned direct subsidiary of Haymaker and both Merger Sub I and Merger Sub II are wholly-owned direct subsidiaries of New Parent.

(b)

On the Closing Date, each of the following transactions will occur in the following order: (i) Merger Sub I will merge with and into Haymaker (the “First Merger”), with Haymaker surviving the First Merger as a wholly-owned subsidiary of New Parent (the “First Surviving Company”); (ii) immediately following the First Merger, Merger Sub II will merge with and into Arko (the “Second Merger”), with Arko surviving the Second Merger as a wholly-owned subsidiary of New Parent (the “Second Surviving Company”); and (iii) after completion of the Second Merger, New Parent will organize a new corporation or limited liability company (“Newco”) and transfer all shares of capital stock in Arko to Newco in exchange for all shares of capital stock or equity interests of Newco. Following the transactions, the First Surviving Company and the Second Surviving Company will be wholly-owned subsidiaries of New Parent.

Consideration in the Business Combination

Effect of the Business Combination on Existing Haymaker Equity

Subject to the terms and conditions of the Business Combination Agreement (including certain adjustments described under “Consideration to be Received in the Business Combination—Forfeiture and Deferral of New Parent Equity Held by the Sponsor” pursuant to and in accordance with the terms of the Business Combination

Agreement), the Business Combination will result in, among other things, each share of Haymaker Class A Common Stock issued and outstanding immediately prior to the First Effective Time being automatically converted into and exchanged for one validly issued, fully paid and nonassessable share of New Parent Common Stock.

Forfeiture and Deferral of New Parent Equity Held by the Sponsor

Following the First Effective Time, (i) the Sponsor will automatically forfeit 1,000,000 shares of New Parent Common Stock and 2,000,000 New Parent Warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,000,000 shares of New Parent Common Stock that would otherwise be issuable to the Sponsor will be deferred (as further described below). Subject to the terms and conditions of the Business Combination Agreement, no more than five business days following the occurrence of Trigger Event 1 (as defined below) or Trigger Event 2 (as defined below), New Parent will issue to the Sponsor (i) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 1, and (ii) 2,000,000 shares of New Parent Common Stock in the case of Trigger Event 2 (such shares, the “Deferred Shares”). “Trigger Event 1” will occur on (i) the first day the Required VWAP (as defined below) of the New Parent Common Stock is greater than or equal to $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $13.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 5-year anniversary of the closing of the Business Combination. “Trigger Event 2” will occur on (i) the first day the Required VWAP of the New Parent Common Stock is greater than or equal to $15.00 per (subject to adjustment as set forth in the Business Combination Agreement) or (ii) a change of control of New Parent where the shares of New Parent Common Stock are sold for at least $15.00 per share (subject to adjustment as set forth in the Business Combination Agreement), in each case, only if such event occurs prior to the 7-year anniversary of the closing of the Business Combination. “Required VWAP” means either (A) the 5-day volume weighed average price, if the average daily trading volume during such 5-day period equals or exceeds the average daily trading volume for the 180-day period following the Closing or (B) the 20-day volume weighted average price.

Conversion of Arko Ordinary Shares

At the Second Effective Time, each ordinary share, par value 0.01 New Israeli Shekel per share, of Arko (all such issued and outstanding shares, including those to be issued in respect of Arko’s restricted stock units, are collectively referred to as the “Arko Ordinary Shares”) issued and outstanding immediately prior to the Second Effective Time will be cancelled and, subject to the terms of the Business Combination Agreement, each holder of Arko Ordinary Shares will receive the following consideration, at such holder’s election:

1.

Option A (Stock Consideration): The number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to the quotient of (i) such holder’s Consideration Value divided by (ii) $10.00.

2.

Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

3.

Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50.

For purposes of the above calculations, “Consideration Value” for a holder of Arko Ordinary Shares is an amount equal to the product of (a) the number of Arko Ordinary Shares held by such holder immediately prior to the Second Effective Time multiplied by (b) the Company Per Share Value. The “Company Per Share Value” is an amount equal to the quotient of $717,273,400 divided by the total number of issued and outstanding or issuable Arko Ordinary Shares, in each case, as of the Second Effective Time. Up to $150,000,000 of cash consideration will be available to holders of Arko Ordinary Shares (including Key Arko Shareholders) if they all were to select Option C. Notwithstanding the foregoing, after giving effect to the obligations of the Voting Support Shareholders under the Voting Support Agreements, in which certain holders of Arko Ordinary Shares have agreed to elect either Option A or Option B, under no circumstance shall the actual aggregate (x) cash consideration exceed $100,045,000 nor (y) shares of New Parent Common Stock to be issued to Arko shareholders exceed 59,957,382 (if the aggregate Cash Consideration is $100,045,000) or 71,727,340 (if the aggregate Cash Consideration is $0). In addition, each holder of Arko Ordinary Shares will be entitled to receive a pro rata payment, in the form of a dividend or additional cash consideration, in respect of cash held by Arko in excess of Arko’s debt, each measured at least five business days before Closing.

Below is an illustration of what a hypothetical Arko Public Shareholder would receive per Arko Ordinary Share under each merger consideration option, assuming there are issued and outstanding or issuable Arko Ordinary Shares as of the Second Effective Time equal to 829,698,484 (which represents the number of such shares as of September 10, 2020). In addition to the stock consideration and cash consideration received under each option, the hypothetical Arko Public Shareholder will be entitled to receive a pro rata payment, in the form of a dividend or additional cash consideration, in respect of cash held by Arko in excess of Arko’s debt, each measured at least five business days before Closing. This illustration results in a Company Per Share Value (and a Consideration Value per Arko Ordinary Share) of $0.86, which is calculated as the quotient of $717,273,400 divided by the 829,698,484 shares assumed to be issued and outstanding or issuable Arko Ordinary Shares as of the Second Effective Time.

1.

Option A: The hypothetical Arko Public Shareholder will receive 0.086 shares of New Parent Common Stock per Arko Ordinary Share that he, she, or it holds. The stock consideration is calculated as the quotient of (i) $0.86, the Consideration Value per Arko Ordinary Share for the hypothetical Arko Public Shareholder, divided by (ii) $10.00.

2.

Option B: The hypothetical Arko Public Shareholder will receive 0.076 shares of New Parent Common Stock per Arko Ordinary Share and $0.086 of cash consideration per Arko Ordinary Share that he, she, or it holds. The Cash Option B Amount is $0.086 per Arko Ordinary Share, calculated as 10% of $0.86, the hypothetical Arko Public Shareholder’s Consideration Value per Arko Ordinary Share. The stock consideration under this option is calculated as (i) $0.86, the Consideration Value per Arko Ordinary Share of the hypothetical Arko Public Shareholder, divided by $10.00, minus (ii) such holder’s Cash Option B Amount per Arko Ordinary Share divided by $8.50.

3.

Option C: The hypothetical Arko Public Shareholder will receive 0.065 shares of New Parent Common Stock per Arko Ordinary Share and $0.18 of cash consideration per Arko Ordinary Share that he, she, or it holds. The Cash Option C Amount per Arko Ordinary Share is $0.18, calculated as 20.913% of $0.86, the hypothetical Arko Public Shareholder’s Consideration Value per Arko Ordinary Share. The stock consideration under this option is calculated as (i) $0.86, the Consideration Value per Arko Ordinary Share of the hypothetical Arko Public Shareholder, divided by $10.00, minus (ii) such holder’s Cash Option C Amount per Arko Ordinary Share divided by $8.50.

GPM Equity Purchase Agreement

In connection with the Business Combination Agreement, New Parent, Haymaker, and the GPM Minority Investors entered into the GPM Equity Purchase Agreement, a copy of which is attached to this proxy statement/prospectus as Annex F. The GPM Equity Purchase Agreement provides, among other things:

Purchase and Sale

On the Closing Date, New Parent will purchase from the GPM Minority Investors all of their (a) direct and indirect membership interests in GPM, (b) warrants, options or other rights to purchase or otherwise acquire securities of GPM, equity appreciation rights or profits interests relating to GPM, and (c) obligations, evidences of indebtedness or other securities or interests, but only to the extent convertible or exchange into securities described in clauses (a) or (b), including its membership interests (the “Equity Securities”). In exchange for such Equity Securities, the GPM Minority Investors will receive shares of New Parent Common Stock and Ares will receive the New Ares Warrants (as described below).

Ares Put Right

Within the 30-day period (the “Election Period”) following February 28, 2023 (the “Trigger Date”), Ares has a right to require New Parent to purchase the shares of New Parent Common Stock received by Ares pursuant to the GPM Equity Purchase Agreement (the “Ares Shares”) at a price (the “Put Price”) of $12.935 per share, subject to certain adjustment for dividends and as described below (such right, the “Ares Right”). The Ares Right may be exercised by delivering written notice to New Parent within the Election Period. Upon receipt of such notice, New Parent will have the option to either purchase the Ares Shares for cash, or in lieu of such purchase, New Parent may issue additional shares of New Parent Common Stock (the “Additional Shares”) to Ares (with the value based on the New Parent VWAP) in an amount sufficient so that the value of the Ares Shares and the Additional Shares, and any dividends, distributions, or other payments received in respect of the Ares Shares or Ares’ membership interest in GPM collectively equal $27,294,053, or to the extent that Ares has transferred a portion, but not all of the Ares Shares, the applicable pro rata amount thereof, based on the New Parent VWAP. The Put Price shall be adjusted proportionately to reflect any stock split, reverse stock split, or other similar adjustment in respect of the New Parent Common Stock during the Holding Period. The Ares Right will automatically expire upon the earliest of (i) if during the period between the Closing Date and the Trigger Date (the “Holding Period”), the shares of New Parent Common Stock trade at a sale price of at least 105% of the Put Price on any 20 trading days within any 30 trading day period (such 30 day period, the “Sale Window”); provided that (a) during such 20 trading days the average number of shares of New Parent Common Stock traded per trading day is at least 1.25 million and (b) the Ares Shares are freely tradeable during the entirety of the Sale Window, (ii) if Ares sells or otherwise transfers any of the Ares Shares during the Holding Period to a party that is not an affiliate or a fund, investment vehicle or other entity that is controlled managed or advised by Ares or any of its affiliates, or (iii) Ares does not provide the notice of exercise of the Ares Right within the Election Period.

At the closing of the Business Combination, Ares will exchange its warrants to acquire membership interest in GPM (the “Existing Ares Warrants”) for warrants to purchase 1.1 million shares of New Parent Common Stock for an exercise price of $10.00 per share, with an exercise period of 5 years from the Closing Date (the “New Ares Warrants”).

For purposes of the Ares Right, “New Parent VWAP” is defined as the volume weighted average price of New Parent Common Stock for a 30-day trading day period ending on the Trigger Date (or, if the Trigger Date is not a trading day, ending on the trading day immediately preceding the Trigger Date), on Nasdaq or other stock exchange or, if not then listed, New Parent’s principal trading market, in any such case, as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar.

Registration Rights and Lock-Up Agreement

In connection with the Proposed Transactions, New Parent will enter into the Registration Rights and Lock-Up Agreement at Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, New Parent will be obligated to file a registration statement to register the resale of certain securities of New Parent held by the Holders (as defined in the Registration Rights and Lock-Up Agreement). The Registration Rights and Lock-Up Agreement also provides for certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides that the Holders be subject to certain restrictions on transfer of New Parent Common Stock for 180 days following the Closing, subject to certain exceptions. The Registration Rights and Lock-Up Agreement will replace the letter agreement, dated June 6, 2019, pursuant to which the initial stockholder of Haymaker and its directors and officers had agreed to, among other things, certain restrictions on the transfer of Haymaker Class A Common Stock (and any securities into which such Haymaker Class A Common Stock is convertible into) for one year following the Closing, subject to certain exceptions.

Voting Support Agreements

In connection with the execution of the Business Combination Agreement, Haymaker entered into Voting Support Agreements (each, a “Voting Support Agreement” and collectively, the “Voting Support Agreements”), one with Morris Willner and his affiliates WRDC Enterprises and Vilna Holdings, and one with Arie Kotler and his affiliates KMG Realty LLC and Yahli Group Ltd. (together with Morris Willner and Vilna Holdings, the “Voting Support Shareholders”). Pursuant to the Voting Support Agreements, the Voting Support Shareholders, as Arko shareholders, have agreed to vote, subject to certain exceptions, all of their Arko Ordinary Shares (a) in favor of the approval and adoption of the Business Combination Agreement, the GPM Equity Purchase Agreement, and related transaction documents, (b) in favor of any matter reasonably necessary to the consummation of the Business Combination and considered and voted upon by Arko, (c) in favor of any proposal to adjourn or postpone to a later date any meeting of the shareholders of Arko at which any of the foregoing matters are submitted for consideration and vote of the Arko shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (d) against at any action, agreement or transactions (other than the Business Combination Agreement and the transactions contemplated thereby) or proposal that would reasonably be expected to (i) prevent, impede, delay or adversely affect in any material respects the transactions contemplated by the Business Combination Agreement or any other transaction document or (ii) result in failure of the transactions contemplated by the Business Combination to be consummated.

Additionally, each of Arie Kotler and Morris Willner has agreed for himself, and on behalf of any affiliates holding Arko Ordinary Shares, to elect either Option A or Option B. Each of Mr. Kotler and Mr. Willner has also agreed to not to, among other things, sell, assign, transfer, or dispose of any of the Arko Ordinary Shares they hold.

Warrant Amendment

At the First Effective Time, Haymaker, New Parent, and Continental Stock Transfer & Trust Company will enter into the warrant assignment, assumption and amendment agreement. Such agreement will amend the Haymaker Warrant Agreement, as Haymaker will assign all its rights, title and interest in the Haymaker Warrant Agreement to New Parent. Pursuant to the amendment, all Haymaker Warrants will no longer be exercisable for shares of Haymaker Class A Common Stock, but instead will be exercisable for shares of New Parent Common Stock on substantially the same terms that were in effect prior to the First Effective Time under the terms of the Haymaker Warrant Agreement.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, New Parent entered into the Sponsor Support Agreement with the Sponsor, and for purposes of Section 6 and Section 12 thereof, Andrew R. Heyer and Steven J. Heyer, pursuant to which the Sponsor has agreed to vote all of its shares of Haymaker common stock (a) in favor of the approval and adoption of the Business Combination Agreement, GPM Equity Purchase Agreement, and other transaction documents, (b) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the Business Combination Agreement, and (c) against at any action, agreement or transactions (other than the Business Combination Agreement and the transactions contemplated thereby) or proposal that would reasonably be expected to (i) prevent or materially delay the transactions contemplated by the Business Combination Agreement or any other transaction document or (ii) result in failure of the transactions contemplated by the Business Combination to be consummated. In addition, the Sponsor, Andrew R. Heyer and Steven J. Heyer (each, a “Specified Holder”) have agreed to vote, or cause to be voted, all shares of New Parent Common Stock owned beneficially or of record, whether directly or indirectly, by such Specified Holder or any of its affiliates, or over which such Specified Holder or any of its affiliates maintains or has voting control, directly or indirectly, in favor of Arie Kotler if he is a nominee for election to the board of directors of New Parent from the Closing for a period of up to seven years following of the Closing, subject to certain exceptions contained in the Sponsor Support Agreement.

Following the First Effective Time, (i) the Sponsor will automatically forfeit 1,000,000 shares of New Parent Common Stock and 2,000,000 New Parent Warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,000,000 shares of New Parent Common Stock that would otherwise be issuable to the Sponsor will be deferred (subject to certain triggering events). For more information about the Sponsor’s right to receive Deferred Shares, see the section entitled “Consideration to be Received in the Business Combination—Forfeiture and Deferral of New Parent Equity Held by the Sponsor.”

Voting Letter Agreement

In connection with the Proposed Transactions, Arie Kotler, Morris Willner, WRDC Enterprises and Vilna Holdings entered into a letter agreement (the “Voting Letter Agreement”). Pursuant to the Voting Letter Agreement, until the seventh anniversary of the Closing, each of Morris Willner and Vilna Holdings (each, a “Willner Party”) shall vote, or cause to be voted, all shares of New Parent Common Stock owned beneficially or of record, whether directly or indirectly, by such Willner Party or any of its affiliates, or over which such Willner Party or any of its affiliates maintains or has voting control, directly or indirectly, at any annual or special meeting of stockholders of New Parent (including, if applicable, through the execution of one or more written consents if the stockholders of New Parent are requested to act through the execution of written consent), in favor of Arie Kotler if he is a nominee for election to the board of directors of New Parent.

Termination Fee Letter Agreement

On September 8, 2020, Haymaker and the Sponsor entered into a letter agreement related to the Company Termination Fee (the “Termination Fee Letter Agreement”). In the event of any payment of the Company Termination Fee to Haymaker, Haymaker will allocate any such amounts as follows (and with the following priority): (i) to pay the expenses of Haymaker incurred in connection with the Proposed Transaction; (ii) to purchase from the Sponsor the Private Placement Warrants that the Sponsor purchased in connection with the IPO; (iii) to reimburse Haymaker for its expenses in connection with the Proposed Transaction or any other potential business combinations; (iv) to pay $25,000 to the Sponsor; and (v) to pay any taxes applicable to Haymaker. Haymaker will cause the amount of the applicable Company Termination Fee remaining after such payments to be paid to the Public Stockholders at the time of the Haymaker’s liquidation on a pro rata basis based on the number of shares of Haymaker Class A Common Stock held by such Public Stockholders.

Results of Operations

Our entire activity from February 13, 2019 (inception) through July 11, 2019 consisted of formation and preparation for the IPO, and as such, we had no operations and no significant operating expenses. Subsequent to the closing of the IPO on inception, our other income consists of interest and dividend income earned on the investments in our Trust Account and our operating costs include costs associated with obtaining directors and officers insurance and other general and administrative costs.

For the period from February 13, 2019 (inception) through December 31, 2019, we had net income of $2,997,981, which consists of formation and operating costs of $567,808 and a $796,931 provision for income taxes, offset by interest income of $4,311,667 and unrealized gains of $51,053 on marketable securities held in our Trust Account.

For the three months ended June 30, 2020, we had a net loss of $110,239, which consists of operating costs of $310,583, a $25,441 provision for income taxes, and an unrealized loss of $205,945, offset by interest income of $431,730 on marketable securities held in our Trust Account (as defined below).

For the six months ended June 30, 2020, we had net income of $1,063,609, which consists of operating and transaction costs of $626,256, a $293,261 provision for income taxes, and an unrealized loss of $39,612, offset by interest income of $2,023,008 on marketable securities held in our Trust Account.

For the three months ended June 30, 2019 and for the period from February 13, 2019 (date of inception) through June 30, 2019, we had net income of $340,047, which consists of formation costs and operating costs of $52,144 and a $90,392 provision for income taxes, offset by interest income of $432,440 and unrealized gains of $50,143 on marketable securities held in our Trust Account.

Liquidity and Capital Resources

In June 2019, we consummated the IPO, in which we sold 40,000,000 Haymaker Units (including 5,000,000 Haymaker Units sold pursuant to the underwriters partially exercising their over-allotment option) at a price of $10.00 per unit generating gross proceeds of $400,000,000 before underwriting discounts and expenses.

Simultaneously with the closing of the IPO, we consummated the sale of 6,000,000 Private Placement Warrants at a price of $1.50 per warrant, generating gross proceeds of $9,000,000. Of this amount the Sponsor purchased 5,550,000 Private Placement Warrants for $8,325,000, Cantor purchased 383,333 Private Placement Warrants for $575,000 and Stifel purchased 66,667 Placement Warrants for $100,000. Each Private Placement Warrant is exercisable to purchase one whole share of Haymaker Class A Common Stock at $11.50 per share. The Private Placement Warrants are identical to the Public Warrants subject to limited exceptions. In connection with the IPO, we incurred transaction costs of $22,562,030, consisting of $7,000,000 of underwriting fees and $562,030 of other IPO costs.

Following the closing of the IPO on June 11, 2019, an amount of $400,000,000 ($10.00 per Haymaker Unit) from the net proceeds of the sale of Haymaker Units in the IPO and the Private Placement Warrants was placed in the Trust Account” which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Haymaker meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of the initial business combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to Haymaker to pay its tax obligations.

Transaction costs amounted to $22,562,030, consisting of $7,000,000 of underwriting fees, $15,000,000 of deferred underwriting fees and $562,030 of IPO costs. In addition, $1,444,570 of cash was held outside of the Trust Account and was available for working capital purposes.

As of June 30, 2020, we had cash and marketable securities held in the Trust Account of $404,986,790 (including approximately $39,612 of unrealized losses) consisting of U.S. treasury bills with a maturity of 185 days or less. Interest income on the Trust Account may be used by us to pay taxes. Through June 30, 2020, we had transferred $1,359,327 from the interest earned on the Trust Account to pay income taxes and franchise taxes.

For the six months ended June 30, 2020, cash used in operating activities was $1,704,642, consisting primarily of $626,526 in operating costs, plus changes in operating assets and liabilities that used $1,078,116 of cash from operating activities. The interest income of $2,023,008 and unrealized loss of $39,612 earned on cash and marketable securities held in the Trust Account are not available for operations, except for the payment of taxes.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions) to complete our business combination. We may withdraw interest to pay taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2020, we had cash of $471,611 held outside the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to finance transaction costs in connection with the initial business combination, the Sponsor, our officers and directors or their affiliates may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of the initial business combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants that would be identical to Private Placement Warrants, including as to exercise price, exercisability and exercise period.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business through June 11, 2021. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amounts necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our public shares upon completion of our initial business combination, in which case we may issue additional securities or incur debt in connection with such initial business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations. We cannot provide any assurance that additional financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

At June 30, 2020, we did not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $20,000 for office space, utilities and administrative support provided to the Company. We began incurring these fees on June 7, 2019 and will continue to incur these fees monthly until the earlier of the completion of the initial business combination and the Company’s liquidation.

The underwriters were paid a cash underwriting discount of two percent (2.0%) of the gross proceeds of the IPO of $350,000,000, or $7,000,000. In addition, the underwriters have earned an additional 3.5% on $350,000,000 of the gross proceeds of the IPO, or $12,250,000, plus an additional 5.5% of the gross proceeds from the $50,000,000 over-allotment, or $2,750,000 (“Deferred Underwriting Commission”) which will be paid upon consummation of our initial business combination. This commitment of $15,000,000 has been recorded as Deferred Underwriter Compensation in the balance sheet as of June 30, 2020. The underwriting agreement provides that the deferred underwriting discount will be waived by the underwriter if we do not complete our Initial Business Combination.

Related Party Transactions

Founder Shares

On March 15, 2019, the Company issued an aggregate of 8,625,000 Founder Shares to the Sponsor for an aggregate purchase price of $25,000. On June 6, 2019, the Company effected a 1.16666667 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 10,062,500 Founder Shares (up to 1,312,500 shares of which were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised). The Sponsor has forfeited, as the result of the partial exercise of the over-allotment option of the underwriter, 62,500 of these Founder Shares, resulting in the Sponsor holding 10,000,000 Founder Shares, which is 20% of the Haymaker’s issued and outstanding shares. The Founder Shares will automatically convert into Haymaker Class A Common Stock upon the consummation of the Initial Business Combination on a one-for-one basis. Holders of Founder Shares may also elect to convert their shares of Class B convertible common stock into an equal number of shares of Haymaker Class A Common Stock, subject to adjustment as provided above, at any time.

The Sponsor agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Haymaker Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which Haymaker completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Haymaker’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Pursuant to the letter agreement, the Sponsor, officers and directors have agreed to vote any Founder Shares held by them and any shares of Haymaker Class A Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination.

Administrative Services Agreement

Haymaker entered into an agreement whereby, commencing on June 7, 2019 through the earlier of the consummation of the initial business combination or the Haymaker’s liquidation, the company will pay the Sponsor a monthly fee of $20,000 for office space, utilities and administrative support. For the three months ended June 30, 2020, Haymaker incurred and paid $60,000 of expenses.

Related Party Loans

On March 15, 2019, the Sponsor loaned Haymaker an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. The Company repaid the full $270,000 borrowed under the Note on June 11, 2019 and has no borrowings from the Note as of June 30, 2020.

In order to finance transaction costs in connection with the initial business combination, the Sponsor, the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company Working Capital Loans. Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of the Initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.50 per warrant that would be identical to Private Placement Warrants, including as to exercise price, exercisability and exercise period.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policy:

Common Stock subject to possible redemption

We account for our common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, the common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our balance sheet.

Net Income (Loss) Per Common Share

We present our earnings (net loss) per share information in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 260 “Earnings Per Share.” Under the two-class method, net income is adjusted for the portion of income that is attributable to common stock subject to redemption as these shares only participate in the income of the Trust Account and not our losses. The remaining net income (loss) is then allocated to the weighted average shares outstanding of common stock.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a

Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Income Taxes

We follow the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2019 or 2018. We recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the year ended December 31, 2019 or for the period from January 23, 2018 (inception) to December 31, 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. We are subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company has recorded deferred tax liabilities relating to expenses deferred for income tax purposes as of December 31, 2019 and 2018 amounting to $101,521 and $102,777, respectively. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (“Tax Reform”) was signed into legislation. As part of the legislation, the U.S. corporate income tax rate was reduced from 35% to 21%, among other changes.

Recent Accounting Pronouncements

Our management does not believe that there are any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

CERTAIN HAYMAKER RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In March 2019, the Sponsor acquired 8,625,000 Founder Shares for an aggregate purchase price of $25,000. On June 6, 2019, we effected a 1.16666667 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 10,062,500 Founder Shares (up to 1,312,500 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was not exercised in full). Since the underwriters partially exercised the over-allotment option, the sponsor forfeited 62,500 of its Founder Shares, which were canceled by the Company.

The Sponsor, Cantor and Stifel purchased an aggregate of 6,000,000 Private Placement Warrants at a price of $1.50 per warrant ($9,000,000 in the aggregate) in a private placement that closed simultaneously with the closing of our IPO. The Private Placement Warrants (including the warrants that may be issued upon conversion of working capital loans and the Haymaker Class A Common Stock issuable upon exercise of such warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. Additionally, for so long as the Private Placement Warrants are held by Cantor, Stifel or their designees or affiliates, they may not be exercised after five years June 6, 2019.

If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations to other entities that may take priority over their duties to us.

No compensation of any kind, including finder’s and consulting fees, will be paid to the Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

We have agreed to pay the Sponsor a total of $20,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Prior to the closing of our IPO, the Sponsor agreed to loan Haymaker an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the IPO. On June 11, 2019, Haymaker repaid the full $270,000 borrowed under the Note.

On September 8, 2020, Haymaker and the Sponsor entered into a letter agreement related to the Company Termination Fee (the “Termination Fee Letter Agreement”). In the event of any payment of the Company Termination Fee to Haymaker, Haymaker will allocate any such amounts as follows (and with the following priority): (i) to pay the expenses of Haymaker incurred in connection with the Proposed Transaction; (ii) to purchase from the Sponsor the Private Placement Warrants that the Sponsor purchased in connection with the IPO; (iii) to reimburse Haymaker for its expenses in connection with the Proposed Transaction or any other potential business combinations; (iv) to pay $25,000 to the Sponsor; and (v) to pay any taxes applicable to Haymaker. Haymaker will cause the amount of the applicable Company Termination Fee remaining after such payments to be paid to the Public Stockholders at the time of the Haymaker’s liquidation on a pro rata basis based on the number of shares of Haymaker Class A Common Stock held by such Public Stockholders.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds (at a nominal interest rate) as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. However, the right to convert such loans to warrants has been waived in connection with the Business Combination. Other than as described above, the terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from New Parent with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We will enter into a registration rights agreement with respect to the Private Placement Warrants, the warrants issuable upon conversion of Working Capital Loans (if any) and the shares of Haymaker Class A Common Stock issuable upon exercise of the foregoing and upon conversion of the Founder Shares.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by a majority of our uninterested “independent” directors or the members of our board of directors who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Related Party Policy

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving Haymaker.

In addition, our audit committee, pursuant to a written charter that we have adopted, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm or another independent firm that commonly renders fairness opinions that our initial business combination is fair to our company from a financial point of view. Furthermore, no finder’s fees, reimbursements or cash payments will be made to the Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination. However, the following payments will be made to the Sponsor, officers or directors, or our or their affiliates, none of which will be made from the proceeds of our initial public offering held in the trust account prior to the completion of our initial business combination:

•	Repayment of an aggregate of up to $300,000 in loans made to us by the Sponsor;

•	Payment to the Sponsor of $20,000 per month, for up to 24 months, for office space, utilities and secretarial and administrative support;

•	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

•

Repayment of loans (at a nominal interest rate) which may be made by the Sponsor or an affiliate of the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which (other than as described above) have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.50 per warrant at the option of the lender.

Our audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or our or their affiliates.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. McLallen, Dolan and Powell are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

MANAGEMENT AFTER THE BUSINESS COMBINATION

References in this section to “we,” “our,” “us” and the “Company” generally refer to Arko and its consolidated subsidiaries, including GPM, prior to the Business Combination and New Parent and its consolidated subsidiaries after giving effect to the Business Combination.

Management and Board of Directors

Haymaker and Arko anticipate that certain executives of GPM will become the executive officers of New Parent and certain directors of Haymaker, Arko and GPM will become the directors of New Parent. The following persons are expected to serve as New Parent’s executive officers and directors following the Business Combination. For biographical information concerning the executive officers and directors, see “Arko Management—Arko Executive Officers and Directors and GPM Management—GPM Executive Officers and Directors.” For biographical information concerning Andrew R. Heyer and Steven J. Heyer, see “Information About Haymaker—Directors and Executive Officers.”

Name	Age	Position
Executive Officers:
Arie Kotler	46	President and Chief Executive Officer and Chairman of the Board
Donald Bassell	62	Chief Financial Officer
Maury Bricks	45	General Counsel and Secretary

Non-Employee Directors:
Andrew R. Heyer	63	Director
Steven J. Heyer	68	Director

Corporate Governance

We will structure our corporate governance in a manner Haymaker and Arko believe will closely align our interests with those of our stockholders following the Business Combination. Notable features of this corporate governance include:

•

we will have independent director representation on our audit, compensation and nominating and corporate governance committees immediately at the time of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC.

Election of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. Other than Steven J. Heyer and Andrew R. Heyer, who are brothers, there are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors will consist of seven directors upon the Closing. Each of our directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

Our board of directors is divided into three classes, each serving staggered, three-year terms:

•	our Class I directors will be Arie Kotler, a designee of Arko, and a designee to be determined, and their terms will expire at the first annual meeting of stockholders following the Closing;

•	our Class II directors will be three designees to be determined, and their terms will expire at the second annual meeting of stockholders following the Closing; and

•	our Class III directors will be Andrew Heyer and Steven Heyer, each a designee of Haymaker, and their terms will expire at the third annual meeting of stockholders following the Closing.

Pursuant to the Business Combination Agreement, Arie Kotler will be designated as a director by Arko at Closing, Andrew R. Heyer and Steven J. Heyer will be desginated as directors by Haymaker at Closing, three of the directors will be designated by Arko at Closing, and one director to be mutually agreed upon by Arko and Haymaker will be designated at Closing.

As a result of the staggered board, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Independence of our Board of Directors

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that the board of directors will meet independence standards under the applicable rules and regulations of the SEC and the listing standards of NASDAQ. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the sections titled “Certain Arko Relationships and Related Party Transactions” and “Certain Haymaker Relationships and Related Person Transactions.”

Board Committees

Our board of directors has three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. Each of the committees will report to the board of directors as it deems appropriate and as the board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. Subject to phase-in rules and a limited exception, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Our audit committee will meet the requirements for independence of audit committee members under applicable SEC and NASDAQ rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. In addition, one of the members of the audit committee will qualify as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our board of directors will adopt a new written charter for the audit committee, which will be available on our website after adoption. The information on our website is not intended to form a part of or be incorporated by reference into this proxy statement/prospectus.

Compensation Committee

The compensation committee will determine our general compensation policies and the compensation provided to our officers. The compensation committee will also make recommendations to our board of directors regarding director compensation. In addition, the compensation committee will review and determine unit-based compensation for our directors, officers, employees and consultants and will administer our equity incentive plans. Our compensation committee will also oversee our corporate compensation programs. Each member of our compensation committee will be independent, as defined under the NASDAQ listing rules, which also satisfies NASDAQ’s additional independence standards for compensation committee members. Each member of our compensation committee is a non-employee director (within the meaning of Rule 16b-3 under the Exchange Act).

Our board of directors will adopt a new written charter for the compensation committee, which will be available on our website after adoption. The information on our website is not intended to form a part of or be incorporated by reference into this proxy statement/prospectus.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. Each member of our nominating and corporate governance committee will be independent as defined under the NASDAQ listing rules.

Our board of directors will adopt a new written charter for the nominating and corporate governance committee, which will be available on our website after adoption. The information on our website is not intended to form a part of or be incorporated by reference into this proxy statement/prospectus.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and review the adequacy and effectiveness of our internal controls over financial reporting. Our nominating and corporate governance committee will be responsible for periodically evaluating our company’s corporate governance policies and systems in light of the governance risks that our company faces and the adequacy of our company’s policies and procedures designed to address such risks. Our compensation committee will assess and monitor whether any of our compensation policies and programs is reasonably likely to have a material adverse effect on our company.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees.

Code of Ethics

Our board of directors will adopt a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of ethics will be available on our website after adoption. We intend to disclose future amendments to certain provisions of our code of ethics, or waivers of certain provisions as they relate to our directors and executive officers, at the same location on our website or in our public filings. The information on our website is not intended to form a part of or be incorporated by reference into this proxy statement/prospectus.

Compensation of Directors and Officers

Overview

Following the closing of the Business Combination, decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of our board of directors. The following discussion is based on the present expectations as to the compensation of our named executive officers and directors following the Business Combination. The actual compensation of our named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

We anticipate that compensation for our executive officers will have the following components: base salary, cash bonus opportunities, equity compensation, employee benefits, executive perquisites and severance benefits. Base salaries, employee benefits, executive perquisites and severance benefits will be designed to attract and retain senior management talent. We will also use annual cash bonuses and equity awards to promote performance-based pay that aligns the interests of our named executive officers with the long-term interests of our equity-owners and to enhance executive retention.

Annual Bonuses

We expect that we will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.

Stock-Based Awards

We expect to use stock-based awards in future years to promote our interest by providing executives and employees with the opportunity to acquire equity interests as an incentive for their remaining in our service and aligning their interests with those of New Parent’s equity holders. To the extent such Stock based awards shall be awarded to Israeli executives and employees of Arko, such grant shall be subject to and in accordance with the requirements of the Israel Income Tax Ordinance.

Other Compensation

We expect New Parent to continue to maintain various employee benefit plans currently maintained by GPM, including medical, dental, vision, life insurance, 401(k) and nonqualified deferred compensation plans, paid time off and holidays, car allowances and employee assistance program benefits in which the named executive officers will participate. We also expect New Parent to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by GPM that are not generally available to all employees. For additional details, please see “Management of Arko—Compensation Discussion and Analysis.”

Director Compensation

Following the Business Combination, non-employee directors of New Parent will receive varying levels of compensation for their services as directors and members of committees of New Parent’s board of directors. New Parent anticipates determining director compensation in accordance with industry practice and standards.

DESCRIPTION OF ARKO CORP.’S SECURITIES

The following summary of the material terms of New Parent’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our proposed certificate in its entirety for a complete description of the rights and preferences of New Parent’s securities following the Business Combination.

Authorized and Outstanding Stock

General

The proposed certificate authorizes the issuance of 400,000,000 shares of common stock, $0.0001 par value per share and 5,000,000 shares of undesignated preferred stock, $0.0001 par value. The outstanding shares of common stock are, and the shares of common stock issued in the Business Combination will be, duly authorized, validly issued, fully paid and non-assessable.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New Parent Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action, and no holder of any series of preferred stock shall be entitled to any voting powers in respect thereof. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to New Parent Common Stock.

Election of Directors

Our board of directors is currently divided into three classes, where the term of Class I directors will expire at the first annual meeting of stockholders of New Parent, the term of Class II directors will expire at the second annual meeting of stockholders of New Parent, and the term of Class III directors will expire at the third annual meeting of stockholders of New Parent. Following the Closing, our board of directors will also be divided into three classes, where each of the newly elected director will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock

The amended and restated certificate of incorporation will provide, that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional, or special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New Parent or the removal of existing management.

The Company has no preferred stock outstanding at the date hereof, and will have no preferred stock outstanding immediately after the Closing.

Warrants

As of June 30, 2020, there were 19,333,333 Haymaker Warrants to purchase Haymaker Class A Common Stock outstanding, consisting of 13,333,333 Public Warrants and 6,000,000 Private Placement Warrants. Each whole warrant entitles the registered holder to purchase one whole share of Haymaker Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the completion of our initial business combination. Pursuant to the Haymaker Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least three units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Pursuant to the Haymaker Warrant Agreement, each whole warrant to purchase one share of Haymaker Class A Common Stock will become a warrant to purchase one share of New Parent Common Stock upon the closing of the Business Combination,

We will not be obligated to deliver any shares of New Parent Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Parent Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of New Parent Common Stock upon exercise of a warrant unless New Parent Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have agreed that as soon as practicable, but in no event later than 15 business days, after the closing of our initial business combination, we will use our reasonable best efforts to file, and within 60 business days following our initial business combination to have declared effective, a registration statement for the registration, under the Securities Act, of the shares of New Parent Common Stock issuable upon exercise of the warrants. We will use our reasonable best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Haymaker Warrant Agreement. Notwithstanding the above, if the New Parent Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants

Once the warrants become exercisable, we may redeem the outstanding warrants (excluding the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and

•

if, and only if, the last reported sale price of New Parent Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the New Parent Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption Procedures and Cashless Exercise

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of New Parent Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New Parent Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Parent Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Parent Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of New Parent Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (ii) one minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A common stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our Class A common stock if we do not complete our initial business combination within 24 months from the closing of the IPO, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of our Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and

(y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Haymaker Warrant Agreement based on the Black-Scholes value (as defined in the Haymaker Warrant Agreement) of the warrant. The warrants will be issued in registered form under the Haymaker Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the Haymaker Warrant Agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The Haymaker Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if (x) we issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, inclusive of interest earned on equity held in trust, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A common stock to be issued to the warrantholder.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common stock or any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A common stock to be issued to the warrant holder.

Private Placement Warrants

The Private Placement Warrants (including the warrants that may be issued upon conversion of working capital loans and the Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions) and they will not be redeemable by us so long as they are held by the Sponsor, Cantor, Stifel or their permitted transferees. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the warrants being sold as part of the units, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor, Cantor, Stifel or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO. Each of the warrants that may be issued upon conversion of working capital loans shall be identical to the Private Placement Warrants.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the sponsor, Cantor, Stifel or their permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination, and such warrants are also not transferable or tradeable until after our initial business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of Class A common stock issuable upon exercise of the warrants freely in the open market, such holders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The Sponsor, Cantor and Stifel have agreed not to transfer, assign or sell any of the Private Placement Warrants (including the Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination, except that, among other limited exceptions as described under the section of this prospectus entitled “Principal Stockholders—Restrictions on Transfers of Founder Shares and Private Placement Warrants” made to our and their officers and directors and other persons or entities affiliated with the Sponsor, Cantor or Stifel.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our board of directors at such time. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions subsequent to completion of a business combination. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Certain Anti-Takeover Provisions of Delaware Law

Special Meetings of Stockholders

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman. New Parent’s post-Business Combination bylaws will provide that special meetings of our stockholders may be called only by (i) a majority vote of our board of directors, (ii) Chief Executive Officer or (iii) our Chairman.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

The amended and restated certificate of incorporation provides that unless New Parent consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or amended and restated certificate of incorporation or the bylaws of the Company, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. The amended and restated certificate of incorporation also requires that the federal district courts of the United States situated in the State of Delaware shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. Additionally, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provision.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Section 203 of the Delaware General Corporation Law

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under the amended and restated certificate of incorporation, New Parent has not opted out of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our amended and restated certificate of incorporation will provide that our board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Action by Written Consent

The amended and restated certificate of incorporation provides that any action required to be taken at any meeting of stockholders may be may not be effected by written consent of the stockholders and must be effected by a duly called annual or special meeting of such stockholders.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, and us permitted under Delaware law, our amended and restated certificate of incorporation will provide that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our bylaws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of the Business Combination, New Parent will have 400,000,000 shares of New Parent Common Stock authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to 150,500,000 shares of New Parent Common Stock issued and outstanding, assuming no shares of Haymaker Class A Common Stock are redeemed in connection with the Business Combination and each of Arie Kotler and Morris Willner elects Option A and all Arko Public Shareholders elect Option A. All of the shares of New Parent Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by Haymaker’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the New Parent Common Stock in the public market could adversely affect prevailing market prices of the New Parent Common Stock.

Lock-up Agreements and Registration Rights

Certain persons and entities holding Founder Shares and Private Placement Warrants of Haymaker and certain stockholders of Arko and the GPM Minority Investors (the “Holders”) will enter into the Registration Rights and Lock-Up Agreement at Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, New Parent will be obligated to file a registration statement to register the resale of certain securities of Haymaker held by the Holders within 30 days following the Closing Date. The Registration Rights and Lock-Up Agreement also provides for certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions. The Registration Rights and Lock-Up Agreement further provides that the Holders be subject to certain restrictions on transfer of New Parent Common Stock for 180 days following the Closing, subject to certain exceptions. The Registration Rights and Lock-Up Agreement will replace the letter agreement, dated June 6, 2019, pursuant to which the initial stockholder of Haymaker and its directors and officers had agreed to, among other things, certain restrictions on the transfer of Haymaker Class A Common Stock (and any securities into which such Haymaker Class A Common Stock is convertible into) for one year following the Closing, subject to certain exceptions.

For more information about the Registration Rights and Lock-Up Agreement, see the section entitled “Certain Agreements Related to the Business Combination—Registration Rights and Lock-Up Agreement.”

Rule 144

A person who has beneficially owned restricted shares of New Parent Common Stock or restricted New Parent Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of New Parent Common Stock or restricted New Parent Warrants for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of securities that does not exceed the greater of either of the following:

•

1% of the then outstanding equity shares of the same class which, immediately after the Business Combination, will equal up to 1,505,000 shares of New Parent Common Stock and 173,333 New Parent Warrants; or

•

the average weekly trading volume of New Parent Common Stock of the same class or New Parent Warrants, as applicable, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of New Parent under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about New Parent.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•

at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, there are 50,000,000 shares of Haymaker common stock outstanding. Of these shares, the 40,000,000 shares sold in the IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 10,000,000 shares owned collectively by the Haymaker Initial Stockholders are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

As of the date of this proxy statement/prospectus, there are a total of 19,333,333 Haymaker Warrants outstanding. Each warrant is exercisable for one share of Haymaker Class A Common Stock, in accordance with the terms of the Haymaker Warrant Agreement governing the Haymaker Warrants. 13,333,333 of these Haymaker Warrants are public warrants and are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to maintain an effective registration statement under the Securities Act covering the 19,333,333 shares of Haymaker Class A Common Stock that may be issued upon the exercise of the public Haymaker Warrants.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Arko’s employees, consultants or advisors who purchases equity shares from Haymaker in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables sets forth information regarding the expected beneficial ownership of New Parent Common Stock immediately following the consummation of the Business Combination (assuming no redemptions of Haymaker Class A Common Stock and assuming redemptions of 12.9 million shares of Haymaker Class A Common Stock, in each case, assuming that either all Arko shareholders elect all stock consideration or all Arko shareholders elect as much cash consideration as they would be permitted to elect (consistent with the Voting Support Agreements in the case of Mr. Kotler and Mr. Willner)):

•	each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding New Parent Common Stock;

•	each person who will become an executive officer or director of New Parent post-Business Combination; and

•	all executive officers and directors of New Parent as a group post-Business Combination.

The first table assumes (i) no Public Stockholders exercise their redemption rights in connection with the Business Combination and (ii) Haymaker and New Parent do not issue any additional equity securities prior to Closing. The second table assumes (i) Public Stockholders elect to redeem 12.9 million shares of Haymaker Class A Common Stock in connection with the Business Combination and (ii) Arko, Haymaker and New Parent do not issue any additional equity securities prior to Closing.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of New Parent Common Stock subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the shares of New Parent Common Stock shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The expected beneficial ownership percentages set forth in the table below do not take into account (i) potential future exercises of New Parent Warrants or Ares warrants, (ii) 4,000,000 deferred shares of New Parent Common Stock, in the aggregate, that are issuable to the Sponsor upon the occurrence of certain events under the Business Combination Agreement and (iii) the issuance of any shares (or options to acquire shares) under New Parent’s equity plan.

Unless otherwise indicated, New Parent believes that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them. To New Parent’s knowledge, no shares of New Parent Common Stock beneficially owned by any executive officer, director or director nominee have been pledged as security.

	No Redemptions of Haymaker Class A Common Stock
	Assuming each of Arie Kotler and Morris Willner elects Option A and all Arko Public Shareholders elect Option A		Assuming each of Arie Kotler and Morris Willner elects Option B and all Arko Public Shareholders elect Option C
Beneficial Owner	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding
5% Shareholders
Arie Kotler	23,785,336	15.80%	20,987,061	15.13%
Morris Willner	21,992,655	14.61%	19,405,284	13.99%
Davidson Kempner(2)	25,277,988	16.74%	24,853,839	17.85%
Harvest Partners(3)	10,241,940	6.81%	10,241,940	7.38%
Haymaker Sponsor II LLC(1)	8,550,000	5.55%	8,550,000	6.01%

Executive Officers, Directors and Director Nominees
Arie Kotler	23,785,336	15.80%	20,987,061	15.13%
Donald Bassell	—	—	—	—
Maury Bricks	—	—	—	—
Andrew R. Heyer(1)	8,550,000	5.55%	8,550,000	6.01%
Steven J. Heyer(1)	8,550,000	5.55%	8,550,000	6.01%

	Redemptions of 12.9 million Shares of Haymaker Class A Common Stock
	Assuming each of Arie Kotler and Morris Willner elects Option A and all Arko Public Shareholders elect Option A		Assuming each of Arie Kotler and Morris Willner elects Option B and all Arko Public Shareholders elect Option C
Beneficial Owner	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding	Number of Shares of New Parent Common Stock	Percentage of total Shares outstanding
5% Shareholders
Arie Kotler	23,785,336	17.28%	20,987,061	16.68%
Morris Willner	21,992,655	15.98%	19,405,284	15.42%
Davidson Kempner(2)	25,277,988	18.30%	24,853,839	19.67%
Harvest Partners(3)	10,241,940	7.44%	10,241,940	8.14%
Haymaker Sponsor II LLC(1)	8,550,000	6.06%	8,550,000	6.61%

Executive Officers, Directors and Director Nominees
Arie Kotler	23,785,336	17.28%	20,987,061	16.68%
Donald Bassell	—	—	—	—
Maury Bricks	—	—	—	—
Andrew R. Heyer(1)	8,550,000	6.06%	8,550,000	6.61%
Steven J. Heyer(1)	8,550,000	6.06%	8,550,000	6.61%

(1)

Haymaker Sponsor II LLC is the record holder of the shares reported herein. Steven J. Heyer and Andrew R. Heyer are the managing members of Haymaker Sponsor II LLC and have voting and investment discretion with respect to the common stock held of record by Haymaker Sponsor II LLC and may be deemed to have shared beneficial ownership of the common stock held directly by Haymaker Sponsor II LLC. The business address of each of Messrs. Heyer and Heyer and Haymaker Sponsor II LLC is c/o 650 Fifth Avenue, Floor 10, New York, NY 10019. Beneficial ownership presented in the table includes 3,550,000 shares of New Parent Common Stock issuable upon exercise of the New Parent Private Placement Warrants.

(2)

The shares listed as being owned by Davidson Kempner are held of record by GPM Owner LLC, a Delaware limited liability company (“GPM Owner”), Davidson Kempner Long-Term Distressed Opportunities Fund II LP, a Delaware limited partnership (“Onshore Fund”), Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP, a Cayman Islands limited partnership (“Offshore Fund”), Davidson Kempner Partners, a New York limited partnership (“DKP”), Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership (“DKIP”) and Davidson Kempner International, Ltd., a British Virgin Islands business company (“DKIL”). Onshore Fund, Offshore Fund, DKP, DKIP and DKIL are collectively referred to as the “DK Funds”. Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission (“DKCM”) is responsible for the voting and investment decisions of the DK Funds. DKCM acts as investment manager to each of the DK Funds, either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund. DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The address of the principal business office of the DK Funds is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, NY 10022. Beneficial ownership presented in the table includes 533,333 shares of New Parent Common Stock issuable upon exercise of the New Parent Warrants.

(3)

Consists of 10,241,940 shares of New Parent common stock held of record by GPM HP SCF Investor, LLC (“GPM HP SCF”). HP Holding, LLC is the general partner of Harvest Group Holdings, L.P., which is the general partner of Harvest Capital Partners Holdings, L.P., which is the managing member of Harvest Partners Holdings, LLC, which is the general partner of Harvest Associates SCF GP, L.P., which is the general partner of Harvest Associates SCF, L.P., which is the general partner of Harvest Partners Structured Capital Fund, L.P., which is the managing member of GPM HP SCF Member, LLC, which is the managing member of GPM HP SCF (collectively, the “Harvest Entities”). HP Holding, LLC is controlled by its voting members Michael DeFlorio, John Wilkins, Ira Kleinman, Thomas Arenz and Stephen Eisenstein (together, the “Members”). Accordingly, each of the Members and Harvest Entities may be deemed to share beneficial ownership of the securities held of record by GPM HP SCF. Each of them disclaims any such beneficial ownership. The business address of each of the Harvest Entities and the Members is c/o Harvest Partners, LP, 280 Park Avenue, 26th Floor West, New York, NY, 10017.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Price Range of Haymaker Securities

Haymaker’s units, Haymaker Class A Common Stock and Haymaker Warrants are currently listed on Nasdaq under the symbols “HYACU,” “HYAC,” and “HYACW,” respectively.

The closing price of the units, Haymaker Class A Common Stock and Haymaker Warrants on September 8, 2020, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.17, $10.12 and $1.47, respectively. As of November 4, 2020, the record date for the special meeting of stockholders, the closing price for each unit, Haymaker Class A Common Stock and Haymaker Warrants was $10.32, $10.03 and $0.8521, respectively.

Arko Securities

Market of Ordinary Shares

Arko Ordinary Shares trade on the Tel Aviv Stock Exchange under the symbol “ARKO.”

Holders of Record

On October 29, 2020, there were approximately 6 holders of record of 863,242 Arko Ordinary Shares, that are represented by certificates. Such numbers do not include beneficial owners holding Arko’s securities through the Nominee Company of United Mizrahi Bank Ltd.

Dividends

Haymaker has not paid any cash dividends on the Haymaker common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Arko has not paid any cash dividends on the Arko Ordinary Shares since Arko’s current controlling shareholders acquired their controlling interest in late 2005 and, other than in connection with the closing of the Business Combination, as described in the Business Combination Agreement, does not intend to pay cash dividends prior to the completion of Business Combination.

ADDITIONAL INFORMATION

Submission of Future Stockholder Proposals

Haymaker’s board of directors is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

Haymaker does not expect to hold a 2020 annual meeting of stockholders because it will not be a separate public company if the Business Combination is completed. Alternatively, if Haymaker does not consummate a business combination by June 11, 2021, or obtain the approval of Haymaker stockholders to extend the deadline for Haymaker to consummate an initial business combination, Haymaker is required to begin the dissolution process provided for in its amended and restated certificate of incorporation. Haymaker will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.

Legal Matters

Certain legal matters relating to the validity of the New Parent Common Stock to be issued hereunder will be passed upon by DLA Piper LLP (US).

Experts

The audited consolidated financial statements of Arko Holdings Ltd. included in this proxy statement/prospectus and elsewhere in the registration statement, have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of such firm as experts in accounting and auditing.

The audited financial statements of Haymaker as of December 31, 2019 and for the period from February 13, 2019 (inception) through December 31, 2019, included in this proxy statement/prospectus, have been so included in reliance upon the report of Marcum, LLP, independent registered public accounting firm, upon the authority of such firm as experts in accounting and auditing.

Delivery of Documents to Stockholders

Pursuant to the rules of the SEC, Haymaker and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement. Upon written or oral request, Haymaker will deliver a separate copy of the proxy statement to any stockholder at a shared address to which a single copy of the proxy statement was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request delivery of single copies of the proxy statement in the future. Stockholders may notify Haymaker of their requests by calling or writing Haymaker at its principal executive offices at (212) 616-9600 and 650 Fifth Avenue, Floor 10, New York, NY 10019.

Transfer Agent; Warrant Agent and Registrar

The registrar and transfer agent for the shares of common stock of Haymaker the warrant agent for Haymaker Warrants is Continental Stock Transfer & Trust Company. Haymaker has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

WHERE YOU CAN FIND MORE INFORMATION

Haymaker files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read Haymaker’s SEC filings, including this proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

Haymaker Acquisition Corp. II

650 Fifth Avenue

Floor 10

New York, NY 10019

Telephone: (212) 616-9600

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Telephone: (800) 662-5200

Banks and brokers can call collect at: (203) 658-9400

Email: HYAC.info@investor.morrowsodali.com

If you are a stockholder of Haymaker and would like to request documents, please do so by December 1, 2020, to receive them before the Haymaker special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Haymaker has been supplied by Haymaker, and all such information relating to Arko has been supplied by Arko. Information provided by either Haymaker or Arko does not constitute any representation, estimate or projection of any other party.

Neither Haymaker or Arko has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL INFORMATION

Unaudited Condensed Consolidated Financial Statements for Arko Holdings Ltd.
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019	F-2
Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2020 and 2019	F-3
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the Three and Six Months Ended June 30, 2020 and 2019	F-4
Unaudited Condensed Consolidated Statements of Changes in Equity for Three and Six Months Ended June 30, 2020 and 2019	F-5
Unaudited Condensed Consolidated Statements of Cash Flow for the Six Months Ended June 30, 2020 and 2019	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-8

Audited Consolidated Financial Statements for Arko Holdings Ltd.
Report of Independent Registered Public Accounting Firm	F-29
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-30
Consolidated Statements of Operations for the Years Ended December 31, 2019, 2018, and 2017	F-31
Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 31, 2019, 2018 and 2017	F-32
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2019, 2018, and 2017	F-33
Consolidated Statements of Cash Flows for the December 31, 2019, 2018 and 2017	F-34
Notes to Consolidated Financial Statements	F-37

Schedule I—Condensed Financial Statements of Arko Holdings Ltd. (Parent Company Only)
Condensed Balance Sheets as of December 31, 2019 and 2018	F-116
Condensed Statements of Operations for the Years Ended December 31, 2019, 2018, and 2017	F-117
Condensed Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2019, 2018, and 2017	F-118
Condensed Statements of Cash Flows for the Years Ended December 31, 2019, 2018, and 2017	F-119
Notes to Condensed Financial Statements	F-122

Unaudited Condensed Financial Statements for Haymaker Acquisition Corp. II
Condensed Balance Sheets as of June 30, 2020 (Unaudited) and December 31, 2019	F-123

Condensed Statements of Operations for the Three Months Ended June  30, 2020 and 2019 and for the Six Months Ended June 30, 2020 and for the period from February 13, 2019 (inception) through June 30, 2019 (Unaudited)

F-124

Condensed Statements of Changes in Stockholders’ Equity for the Three and Six Months Ended June 30, 2020 and for the Three Months Ended June 30, 2019 and for the period from February 13, 2019 (inception) through June 30, 2019 (Unaudited)

F-125

Condensed Statements of Cash Flows for the Six Months Ended June  30, 2020 and for the period from February 13, 2019 (inception) through June 30, 2019 (Unaudited) Notes to Condensed Financial Statements (unaudited)

F-127
Notes to Consolidated Financial Statements (Unaudited)	F-128

Audited Financial Statements for Haymaker Acquisition Corp. II
Report of Independent Registered Public Accounting Firm	F-142
Balance Sheet as of December 31, 2019	F-143
Statements of Operation for the Period from February 13, 2019 (inception) through December 31, 2019	F-144
Statement of Changes in Stockholders’ Equity for the Period from February 13, 2019 (inception) through December 31, 2019	F-145
Statement of Cash Flows for the Period from February 13, 2019 (inception) through December 31, 2019	F-146
Notes to Consolidated Financial Statements	F-147

ARKO HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

As of	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$148,621	$32,117
Restricted cash with respect to the Company’s bonds	331	4,260
Restricted cash	17,991	14,423
Trade receivables, net	22,303	23,190
Inventory	145,857	157,752
Other current assets	64,599	58,369

Total current assets	399,702	290,111
Non-current assets:
Property and equipment, net	363,431	367,151
Right-of-use assets under operating leases	772,232	793,086
Right-of-use assets under financing leases, net	173,873	180,557
Goodwill	133,952	133,952
Intangible assets, net	20,701	24,971
Restricted investments	31,825	31,825
Non-current restricted cash with respect to the Company’s bonds	1,563	1,963
Equity investment	3,344	3,770
Other non-current assets	11,136	19,979

Total assets	$1,911,759	$1,847,365

Liabilities
Current liabilities:
Lines of credit	$—	$82,824
Long-term debt, current portion	17,820	19,131
Accounts payable	148,217	128,828
Other current liabilities	69,966	67,519
Operating leases, current portion	35,675	34,303
Financing leases, current portion	7,479	7,876

Total current liabilities	279,157	340,481
Non-current liabilities:
Long-term debt, net	316,699	218,680
Asset retirement obligation	37,382	36,864
Operating leases	799,227	816,558
Financing leases	200,045	202,470
Deferred tax liability	—	1,041
Other non-current liabilities	38,423	36,381

Total liabilities	1,670,933	1,652,475

Commitment and contingencies
Shareholders’ equity:
Common stock (NIS 0.01 par value) — authorized: 5,135,153; issued and outstanding: 828,121 and 760,339 shares, respectively	2,929	2,735
Additional paid-in capital	112,592	101,957
Accumulated other comprehensive income	4,439	4,444
Accumulated deficit	(31,924)	(43,363)

Total shareholders’ equity	88,036	65,773
Non-controlling interest	152,790	129,117

Total equity	240,826	194,890

Total liabilities and equity	$1,911,759	$1,847,365

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ARKO HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenues:
Fuel revenue	$407,512	$746,754	$970,553	$1,319,522
Merchandise revenue	391,697	359,806	715,376	668,038
Other revenues, net	15,066	12,889	28,226	24,840

Total revenues	814,275	1,119,449	1,714,155	2,012,400
Operating expenses:
Fuel costs	316,891	686,812	816,694	1,214,505
Merchandise costs	284,577	261,565	523,668	485,555
Store operating expenses	126,023	128,576	254,853	248,019
General and administrative	20,527	17,478	39,420	34,112
Depreciation and amortization	16,814	15,408	33,885	30,702

Total operating expenses	764,832	1,109,839	1,668,520	2,012,893
Other expenses, net	1,733	2,148	5,909	2,412

Operating income (loss)	47,710	7,462	39,726	(2,905)
Interest and other financial income	412	403	1,000	682
Interest and other financial expenses	(12,925)	(10,453)	(20,164)	(22,338)

Income (loss) before income taxes	35,197	(2,588)	20,562	(24,561)
Income tax (expense) benefit	(2,510)	(700)	(499)	2,689
Loss from equity investment	(178)	(105)	(411)	(306)

Net income (loss)	$32,509	$(3,393)	$19,652	$(22,178)

Less: Net income (loss) attributable to non-controlling interests	10,614	917	8,213	(2,959)

Net income (loss) attributable to Arko Holdings Ltd.	$21,895	$(4,310)	$11,439	$(19,219)

Net earnings (loss) per share — basic and diluted	$0.03	$(0.01)	$0.01	$(0.02)
Weighted average shares outstanding:
Basic and diluted	806,153	773,942	790,234	773,507

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ARKO HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net income (loss)	$32,509	$(3,393)	$19,652	$(22,178)
Other comprehensive income (loss):
Foreign currency translation adjustments	1,704	1,022	(5)	2,751

Total other comprehensive income (loss)	1,704	1,022	(5)	2,751

Comprehensive income (loss)	$34,213	$(2,371)	$19,647	$(19,427)

Less: Comprehensive income (loss) attributable to non-controlling interests	10,614	917	8,213	(2,959)

Comprehensive income (loss) attributable to Arko Holdings Ltd.	$23,599	$(3,288)	$11,434	$(16,468)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ARKO HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity	Non-Controlling Interests	Total Equity
	Shares	Amount
Balance at April 1, 2020	760,404	$2,735	$101,333	$(53,819)	$2,735	$52,984	$144,535	$197,519

Share-based compensation	—	—	128	—	—	128	—	128
Vesting and exercise of restricted share units	1,018	4	(4)	—	—	—	—	—
Issuance of rights	66,699	190	11,135	—	—	11,325	—	11,325
Distributions to non-controlling interests	—	—	—	—	—	—	(2,359)	(2,359)
Other comprehensive income	—	—	—	—	1,704	1,704	—	1,704
Net income	—	—	—	21,895	—	21,895	10,614	32,509

Balance at June 30, 2020	828,121	$2,929	$112,592	$(31,924)	$4,439	$88,036	$152,790	$240,826

Balance at April 1, 2019	759,313	$2,732	$91,992	$(14,733)	$1,653	$81,644	$131,074	$212,718

Share-based compensation	—	—	115	—	—	115	—	115
Vesting and exercise of restricted share units	986	3	(3)	—	—	—	—	—
Transactions with non-controlling interests	—	—	84	—	—	84	(84)	—
Distributions to non-controlling interests	—	—	—	—	—	—	(2,173)	(2,173)
Other comprehensive income	—	—	—	—	1,022	1,022	—	1,022
Net (loss) income	—	—	—	(4,310)	—	(4,310)	917	(3,393)

Balance at June 30, 2019	760,299	$2,735	$92,188	$(19,043)	$2,675	$78,555	$129,734	$208,289

Balance at January 1, 2020	760,339	$2,735	$101,957	$(43,363)	$4,444	$65,773	$129,117	$194,890

Share-based compensation	—	—	255	—	—	255	—	255
Vesting and exercise of restricted share units.	1,018	4	(4)	—	—	—	—	—
Conversion of convertible bonds	65	—	26	—	—	26	—	26
Issuance of rights	66,699	190	11,135	—	—	11,325	—	11,325
Transactions with non-controlling interests	—	—	(777)	—	—	(777)	20,194	19,417
Distributions to non-controlling interests	—	—	—	—	—	—	(4,734)	(4,734)
Other comprehensive loss	—	—	—	—	(5)	(5)	—	(5)
Net income	—	—	—	11,439	—	11,439	8,213	19,652

Balance at June 30, 2020	828,121	$2,929	$112,592	$(31,924)	$4,439	$88,036	$152,790	$240,826

Balance at January 1, 2019	759,313	$2,732	$91,876	$(5,135)	$(76)	$89,397	$134,772	$224,169

Cumulative effect of adoption of new accounting standard.	—	—	—	5,311	—	5,311	2,289	7,600

Balance at January 1, 2019 after adjustments	759,313	$2,732	$91,876	$176	$(76)	$94,708	$137,061	$231,769

Share-based compensation	—	—	231	—	—	231	—	231
Vesting and exercise of restricted share units	986	3	(3)	—	—	—	—	—
Transactions with non-controlling interests	—	—	84	—	—	84	(84)	—
Distributions to non-controlling interests	—	—	—	—	—	—	(4,284)	(4,284)
Other comprehensive income	—	—	—	—	2,751	2,751	—	2,751
Net loss	—	—	—	(19,219)	—	(19,219)	(2,959)	(22,178)

Balance at June 30, 2019	760,299	$2,735	$92,188	$(19,043)	$2,675	$78,555	$129,734	$208,289

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ARKO HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six months ended June 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$19,652	$(22,178)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	33,885	30,702
Deferred income taxes	(950)	(3,739)
Gain on bargain purchase	—	(406)
Loss on disposal of assets and impairment charges	4,382	678
Foreign currency (gain) loss	(235)	6,415
Amortization of deferred financing costs, debt discount and premium	1,167	(36)
Amortization of fuel and other vendor agreements	(4,328)	(4,347)
Accretion of asset retirement obligation	665	747
Non-cash rent	3,548	3,798
Charges to allowance for doubtful accounts, net	68	66
Loss from equity investment	411	306
Share-based compensation	255	231
Other operating activities, net	(204)	—
Changes in assets and liabilities:
Decrease (increase) in trade receivables	819	(23,604)
Decrease (increase) in inventory	11,895	(2,275)
Decrease in other assets	4,230	1,383
Increase in accounts payable	19,527	26,870
Increase in other current liabilities	5,237	5,232
Decrease in asset retirement obligation	(116)	(281)
Increase in non-current liabilities	2,000	520

Net cash provided by operating activities	$101,908	$20,082

Cash flows from investing activities:
Purchase of property and equipment	$(20,481)	$(17,858)
Purchase of intangible assets	(30)	—
Proceeds from sale of property and equipment	356	3,027
Business acquisitions, net of cash	(320)	(2,825)
Loans to equity investment	(189)	(145)

Net cash used in investing activities	$(20,664)	$(17,801)

Cash flows from financing activities:
Lines of credit, net	$(83,041)	$18,628
Repayment of related-party loans	(4,517)	—
Buyback of long-term debt	(1,995)	—
Receipt of long-term debt, net	156,535	3,401
Repayment of debt	(54,240)	(13,921)
Principal payments on financing leases	(4,151)	(4,302)
Proceeds from issuance of rights, net	11,332	—
Investment of non-controlling interest in subsidiary	19,325	—
Distributions to non-controlling interests	(4,734)	(4,284)

Net cash provided by (used in) financing activities	$34,514	$(478)

Effect of exchange rates on cash and cash equivalents and restricted cash	(15)	1,001
Net increase in cash and cash equivalents and restricted cash	115,758	1,803
Cash and cash equivalents and restricted cash, beginning of period	52,763	49,550

Cash and cash equivalents and restricted cash, end of period	$168,506	$52,354

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ARKO HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(in thousands)

	Six months ended June 30,
	2020	2019
Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents, beginning of period	$32,117	$29,891
Restricted cash, beginning of period	14,423	13,749
Restricted cash with respect to the Company’s bonds, beginning of period	6,223	5,910

Cash and cash equivalents and restricted cash, beginning of period	$52,763	$49,550

Cash and cash equivalents, end of period	$148,621	$37,941
Restricted cash, end of period	17,991	11,739
Restricted cash with respect to the Company’s bonds, end of period	1,894	2,674

Cash and cash equivalents and restricted cash, end of period	$168,506	$52,354

Supplementary cash flow information:
Cash received for interest	$694	$624
Cash paid for interest	18,801	15,190
Cash received for taxes	860	1,992
Cash paid for taxes	583	1,148

Supplementary noncash activities:
Prepaid insurance premiums financed through notes payable	$5,034	$2,862
Purchases of equipment in accounts payable and accrued expenses	2,957	3,544
Purchase of property and equipment under operating leases	3,449	7,907
Disposals of leases of property and equipment	1,467	57
Receipt of related-party receivable payment offset by related-party loan payments	7,133	—
Payment to the pension fund by use of funds held in the indemnification escrow account	—	(1,500)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ARKO HOLDINGS LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Arko Holdings Ltd. (the “Company”) is a public company incorporated in Israel, whose securities are listed for trading on the Tel Aviv Stock Exchange Ltd.

As of June 30, 2020, the main activity of the Company was its holding, through fully owned and controlled subsidiaries, of controlling rights in GPM Investments, LLC (“GPM” and in the notes below including subsidiaries wholly owned and controlled by it). GPM is a Delaware limited liability company formed on June 12, 2002 and is engaged directly and through fully owned and controlled subsidiaries (directly or indirectly) in retail activity which includes the operations of a chain of convenience stores, most of which include adjacent gas stations, and in wholesale activity which includes the supply of fuel to gas stations operated by third parties. The “Group” refers to the Company and its subsidiaries and its affiliates.

As of June 30, 2020, GPM’s activity included the self-operation of 1,266 sites and the supply of fuel to 127 gas stations operated by external operators (dealers), all in 23 states in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States (“US”).

The Group has three reporting segments: retail, wholesale and GPMP. Refer to Note 11 below for further information with respect to segments.

2. Summary of Significant Accounting Policies

Basis for Presentation

All significant intercompany balances and transactions have been eliminated in the accompanying condensed consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements as of June 30, 2020 and for the six and three months periods ended June 30, 2020 and 2019 (“interim financial statements”) are unaudited and have been prepared in accordance with U.S. GAAP for interim financial information and Regulation S-X set forth by the Securities and Exchange Commission for interim reporting. In the opinion of management, all adjustments (consisting of normal and recurring adjustments except those otherwise described herein) considered necessary for a fair presentation have been included in the accompanying interim financial statements. However, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Therefore, the interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes of the Company for the year ended December 31, 2019.

The same significant accounting policies, presentation and methods of computation have been followed in these interim financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2019 (the “annual financial statements”).

Accounting Periods

The Company’s fiscal periods end on the last day of the month, and its fiscal year ends on December 31. This results in the Company experiencing fluctuations in current assets and current liabilities due to purchasing and payment patterns which change based upon the day of the week. As a result, working capital can change from period to period not only due to changing business operations, but also due to a change in the day of the week in which each period ends. The Group earns a disproportionate amount of its annual operating income in the second and third quarters as a result of the climate and seasonal buying patterns of its customers. Inclement weather, especially in the Midwest and Northeast regions of the US during the winter months, can negatively impact financial results.

Use of Estimates

In the preparation of interim financial statements, management may make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the customers. This requires the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. Control is transferred to the customer over time if the customer simultaneously receives and consumes the benefits provided by the Group’s performance. If a performance obligation is not satisfied over time, the Group satisfies the performance obligation at a point in time.

Revenue is recognized in an amount that reflects the consideration the Group expects to be entitled to in exchange for goods or services.

When the Group satisfies a performance obligation by transferring control of goods or services to the customer, revenue is recognized against contract assets in the amount of consideration for which the Group is entitled. When the consideration amount received from the customer exceeds the amounts recognized as revenue, the Company recognizes a contract liability for the excess.

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or a net basis. In performing this analysis, the Group considers first whether it controls the goods before they are transferred to the customers and if it has the ability to direct the use of the goods or obtain benefits from them. The Group also considers the following indicators: (1) the primary obligor, (2) the latitude in establishing prices and selecting suppliers, and (3) the inventory risk borne by the Group before and after the goods have been transferred to the customer. When the Group acts as principal, revenue is recorded on a gross basis. When the Group acts as agent, revenue is recorded on a net basis.

Fuel revenue and fuel costs included fuel taxes of $102.0 million, $127.2 million, $217.1 million and $238.3 for the three and six months ended June 30, 2020 and 2019, respectively.

GPM’s customer loyalty program provides GPM’s customers rights to purchase products at a lower price or at no cost in future periods. The related contract liability for the customer loyalty program was approximately $1.3 million and $1.9 million as of June 30, 2020 and December 31, 2019, respectively, and was included in other current liabilities on the consolidated balance sheets.

Refer to Note 11 for disclosure of the revenue disaggregated by segment and product line, as well as a description of the Company’s reportable segment operations.

New Accounting Pronouncements Adopted During 2020

Accounting for Financial Instrument Credit Losses — In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Measurement of Credit Losses on

Financial Instruments. This standard requires that for most financial assets, losses be based on an expected loss approach which includes estimates of losses over the life of exposure that considers historical, current and forecasted information. Expanded disclosures related to the methods used to estimate the losses as well as a specific disaggregation of balances for financial assets are also required. The Group adopted ASU 2016-13 on January 1, 2020 with no material impact on its interim financial statements.

Lease Modifications — In April 2020, the FASB staff issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions obtained as a result of the COVID-19 pandemic. Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession obtained was a result of a new arrangement reached with the lessor (treated within the lease modification accounting framework) or if a lease concession obtained was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A allows lessees, if certain criteria have been met, to bypass the lease-by-lease analysis, and instead elect to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. The Group has elected to apply this practical expedient for the period beginning as of April 1, 2020 with no material impact on its interim financial statements.

New Accounting Pronouncements Not Yet Adopted

Simplifying the Accounting for Income Taxes — In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The amendments also improve consistent application of and simplify GAAP for other areas of ASC 740 by clarifying and amending existing guidance, such as the accounting for a franchise tax (or similar tax) that is partially based on income. This standard is effective January 1, 2021 for the Group. The Group is assessing the impact of adopting this guidance on its consolidated financial statements.

Reference Rate Reform — In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard included optional guidance for a limited period of time to help ease the burden in accounting for the effects of reference rate reform. The new standard is effective for all entities through December 31, 2022. The Company is examining the impact of this standard on its interim financial statements.

3. GPM Investments, LLC

Ares Equity Transaction

On February 28, 2020 (the “Ares Closing Date”), GPM entered into agreement with Ares Capital Corporation and certain funds managed or controlled by Ares Capital Management (collectively, “Ares”) in which for consideration of $20.0 million (prior to transaction costs), GPM issued to Ares membership units representing 2.0% of GPM’s equity (the “Class F Membership Units”), together with warrants that for an exercise price of $10.0 million in the aggregate (subject to customary adjustments including in the event of certain distributions) can be exercised to acquire membership units that represent 1.0% of GPM’s equity (on a fully diluted basis as of the Ares Closing Date) (the “Ares Warrants”).

At the closing of the Ares Transaction, an amended and restated LLC agreement that regulates the rights between the holders of the membership units of GPM was signed and came into force between the members as detailed in Note 3 to the annual financial statements. For further details, see Note 3 to the annual financial statements.

The Ares Warrants are exercisable up to the earliest of: (1) eight years and three months from the date of issuance; (2) the completion of sale subsequent to the Trigger Event (as defined in Note 3 to the annual financial statements); and (3) the later of six months after the Call Option is exercised (as defined below) and 42 months from the issuance date. The Ares Warrants will be exercisable to Class G Membership Units that will rank equal to the existing common membership units of GPM, with no priority in distributions or liquidations.

GPM has the right at any time to redeem the Class F Membership Units (in full and not in part) (the “Call Option”) for consideration (the “Call Option Price”) as follows: (1) approximately $27.3 million up to three years from the date of issuance; (2) approximately $33.6 million after the third year and up to the end of five years from the date of issuance; (3) approximately $45.8 million after the fifth year and up to the end of eight years from the date of issuance: and (4) approximately $45.8 million plus 10.5% per annum (quarterly accrued) up to the date the call option is exercised if exercised after the eighth year. All distributions paid to the Class F Membership Units (other than tax distributions) will be deducted from the Call Option Price, to the extent paid.

As a result of the existence of different rights which the members units in GPM are entitling, the Group’s investment in GPM is accounted for under the hypothetical liquidation at book value method as defined in Note 2 to the annual financial statements, and the Class F Membership Units have preference over all other membership units in the event of liquidation, amounting to $20.0 million during the first three years and at the end of each third, fifth and eighth year from the Ares Closing Date will be raised to the Call Option Price (as defined above) which was in effect for the period prior to the period in which the liquidation occurs. After the end of the eighth year, the priority amount will be increased in case of liquidation at a rate of 10.5% per annum (quarterly compounded). From the aforementioned amounts will be deducted all distributions paid to the Class F Membership Units (other than tax distributions) until that time, to the extent paid.

The Class F Membership Units, the Ares Warrants and the Call Option are equity instruments. The consideration received from Ares, net of Ares’ transaction costs, amounted to $19.5 million and was attributable to these three issued equity instruments components based on their fair value as of the issuance date, which was determined based on a Monte-Carlo simulation of GPM’s value over the instruments’ lifetime using a net equity value of $19.5 million for the issued equity instruments.

Due to the preference provided to the Class F Membership Units in liquidation, an amount of $20.0 million was classified in the condensed consolidated interim statements of changes in equity as ‘non-controlling interests.’

The difference between the fair value of the Ares Warrants and the fair value of the Call Option in the amount of $0.5 million, as well as approximately $0.7 million for transaction costs, were allocated to the other common membership unit holders in GPM with 75% to Class B common membership units held by Arko Convenience Store, LLC (“Arko Convenience”) and 25% to Class C and Class E common membership units.

Following the Ares Closing Date, the Company holds, (indirectly through Arko Convenience), approximately 73.38% of the common membership units and the voting rights in GPM (effectively approximately 67.99% of the equity). For further details with regard to the membership units of GPM following the Ares transaction and the rights to which they are entitled and the holders, see Note 3 to the annual financial statements.

Intercompany Loans Provided by the Company to GPM and its Subsidiaries

Further to Note 3.I. to the annual financial statements, on February 28, 2020, all of the loans provided by the Company to GPM were fully repaid in advance in a total amount of approximately $110 million from funds received from the Ares Loan as defined in Note 4 below.

Simultaneously with the repayment of the aforementioned loans, an early prepayment took place (instead of the original repayment date, as extended, set for August 2021) of an original amount of a loan of $10 million provided in 2015 to GPM by GPM Member LLC (“Holdings”).

As a result of said repayment, the Company’s full rights in the Admiral and E-Z Mart loans pledged in favor of the Company’s Bonds (Series C), the balance of which (including interest receivable) as of December 31, 2019 was approximately $68 million, were released.

Subject to the terms established in the intercompany loan agreements (excluding the Midwest loan), to the extent that the Company prepays the Bonds (Series C), GPM will bear the costs associated with the early prepayment with respect of the prepaid loan amount.

Repayment of Note Issued by Holdings and Note Issued to Holdings

Further to Note 18 to the annual financial statements, with regard to the promissory note in the amount of approximately $7.1 million that was issued by Holdings to GPM and the promissory note in the amount of $4.0 million that was issued at that time by Arko Convenience to Holdings, on February 28, 2020, those promissory notes were fully paid.

Potential Acquisition — Empire Acquisition

On December 17, 2019, a fully owned subsidiary of GPM and GPM Petroleum LP (“GPMP”) entered into a purchase agreement with unrelated third-parties (the “Sellers”) for the acquisition of (i) the Sellers’ wholesale business of supplying fuel which currently includes approximately 1,500 gas stations operated by others (dealers) and (ii) approximately 75 Seller self-operated convenience stores and gas stations, all in 30 states, out of which 10 states in which GPM is not active in as of June 30, 2020 (the “Empire Acquisition”).

According to the purchase agreement, at the closing of the Empire Acquisition (the “Closing Date”), the Sellers: (i) will lease to GPM sites that are valued at $60 million out of the 103 sites that are owned by the Sellers as specified below (the “Seller’s Lease”) and will sell to GPM the fee simple ownership in the remaining sites that are owned by them; (ii) will assign to GPM the leases of approximately 130 sites; and (iii) will sell and assign the equipment, inventory, agreements, intangible assets and other rights with regard to the wholesale and retail business and the deposits from dealers that serve as a security (collectively, the “Acquired Business”).

The consideration to the Sellers for the Acquired Business will be as follows:

•

At the closing, approximately $360 million will be paid (the “Base Consideration”), plus the amount of cash and inventory in stores on the closing date, deposit amounts and other collateral provided by the dealers and amounts on account of other adjustments to take place at and following the Closing Date.

•

On each of the first five anniversaries of the closing date, the Sellers will be paid an amount of $4.5 million (total of $22.5 million) (the “Additional Consideration”). If the Sellers will be entitled to amounts on account of the Contingent Consideration (as defined below), these amounts will initially be applied to accelerate payments on account of the Additional Consideration.

•

An amount of up to $42.5 million (the “Contingent Consideration”) will be paid to the Sellers according to mechanisms set forth in the purchase agreement, with regard to the occurrence of the following events during the five years from the closing (the “Earnout Period”): (i) sale and lease to third parties or transfer to self-operation by GPM of sites which leases to third parties expired or are scheduled to expire during the Earnout Period, (ii) renewal of agreements with dealers at sites not leased or owned by GPM which agreements expired or are scheduled to expire during the Earnout Period, (iii) improvement in the terms of the agreements with fuel suppliers (with regard to the Acquired Business and/or GPM’s sites as of the closing date), (iv) improvement in the terms of the agreements with transportation companies (with regard to the Acquired Business and/or GPM’s sites as of the closing date), and (v) the closing of additional wholesale transactions that the Sellers has engaged in prior to the closing date. The measurement and payment of the Contingent Consideration will be made once a year.

The leases from the Sellers will be for a term of 15 years, which can be extended by six additional five year terms, in consideration for an initial annual base rent payment of approximately $4.2 million, with increases during the term of the lease as set forth in the lease agreement. GPM will be granted options to purchase the sites during and at the end of the initial five year term and will have a right of first refusal to purchase the assets in the event of sale of the assets to third parties during such term, all as determined in the lease agreements.

The purchase agreement includes the Sellers’ undertaking to indemnify GPM for certain breaches of representations and warranties made by the Sellers as specified in the purchase agreement, subject to certain time and amounts limitations as determined in the purchase agreement.

The Base Consideration is expected to be paid by GPM and GPMP primarily by use of the Capital One Line of Credit (see Note 4 below regarding the increase of the Capital One Line of Credit in April 2020), and the Ares Loan as defined in Note 4 below.

The closing of the Empire Acquisition is subject to fulfillment of conditions precedent which include, among other matters, obtaining the approvals required by law from regulators, consents and certification from third parties relating to the assignment of the rights in the Acquired Business and receiving undertakings for title insurance for the ownership in sites that will be purchased as part of the Empire Acquisition.

Pursuant to the purchase agreement, if the Empire Acquisition does not close by September 30, 2020, each party will have the right to cancel the agreement (or extend the period to close by 30 days), except if the Empire Acquisition is not closed due to circumstances beyond the other party’s reasonable control or as a result of a breach of the agreement by the party seeking cancellation. On August 25, 2020, the Company received the approval for the Empire Acquisition in accordance with U.S. antitrust law, without imposing on GPM any material undertakings. Ares extended the financing commitment as described in Note 4 below. GPM and the Sellers are working to fulfill the conditions precedent to closing in the beginning of the fourth quarter of 2020, however, there is no certainty that the Empire Acquisition will close.

4. Debt

As of	June 30, 2020	December 31, 2019
	(in thousands)
Arko Holdings Ltd
Bonds (Series C)	$71,182	$84,531
Bonds (Series H)	165	277
Arko Convenience
Related-party loan	—	4,000
GPM
PNC lines of credit	—	82,824
PNC term loans	—	39,747
M&T debt	25,917	25,142
Ares term loan	155,232	—
Related-party loan	—	7,718
Insurance premium notes	3,915	714
GPMP
PNC term loan	32,336	32,322
Capital One line of credit	45,772	43,360
Less current portion	(17,820)	(101,955)

Total long-term debt	$316,699	$218,680

Bonds (Series C)

Buyback Plan

On March 29, 2020, the Company adopted a buyback plan for the acquisition of Bonds (Series C) in an amount of up to $13.9 million, effective until March 31, 2021, at a price to be determined at the discretion of the Company’s management. In April 2020, the Company purchased approximately NIS 7.2 million par value Bonds (Series C) in consideration for approximately $2.0 million (NIS 7.2 million).

Repayment of Bonds (Series C)

On June 30, 2020, the Company paid the fourth principal payment of Bonds (Series C) so that as of June 30, 2020, the balance of Bonds (Series C) was NIS 243,234,809 par value. A total of approximately $5.4 million of the said payment was made from the Reserved Principal Account as defined in Note 11 to the annual financial statements.

Collateral

As of June 30, 2020, a total of approximately $1.7 million was deposited in the Reserved Principal and Interest Account as defined in Note 11 to the annual financial statements.

Bonds (Series H)

Voluntary redemption and de-listing from trading on the stock exchange

On February 26, 2020, a voluntary redemption was made in which NIS 309,204 par value of the Bonds (Series H) were redeemed, resulting in a balance of Bonds (Series H) (after the said redemption) of NIS 595,607 par value. On March 6, 2020, the Bonds (Series H) ceased trading on the Tel-Aviv Stock Exchange.

Ares Credit Agreement

On the Ares Closing Date, GPM entered into an agreement with Ares to provide to GPM financing in a total amount of up to $347 million (the “Ares Credit Agreement” and the “Ares Loan” out of which the Company committed to provide GPM up to $47 million, as part of a syndication that was planned by Ares for the loan). On May 27, 2020, an amendment to the Ares Credit Agreement was signed pursuant to which the Ares Loan amount was reduced to a total of up to $225 million, as detailed below, which was in accordance with Ares eligibility under the Ares Credit Agreement to reduce up to $75 million of the total Ares Loan amount. In addition, the Company’s commitment to provide GPM up to $47 million was cancelled and instead on June 30, 2020, the Company provided GPM and certain other fully owned subsidiaries a $25.0 million related-party loan secured by first degree liens on assets owned by GPM and certain other fully owned subsidiaries and Ares and PNC released their liens on such assets.

The following is a description of the key terms of the Ares Credit Agreement as amended in the May 2020 amendment.

A loan in the amount of up to $225 million comprised of the following:

•

Initial Term Loan — $162 million that was provided on the Ares Closing Date. The Initial Term Loan and the proceeds of the Class F Membership Units (as described in Note 3 above) were primarily used by GPM to repay the entire outstanding balance of the GPM’s related-party loans in the total amount of approximately $118 million, as well as to prepay the outstanding balance of the term loans from PNC for a total amount of $39.5 million.

•	Delayed Term Loan A — per the May 2020 amendment up to $63 million (instead of $135 million pursuant to the Ares Credit Agreement from February 28, 2020) that is to be used by GPM to finance part of the consideration in the Empire Acquisition described in Note 3 above (including working capital) or investment in GPMP in exchange for an additional percentage, that, pursuant to an amendment entered into in August 2020, can be borrowed in two drawings to be made no later than October 10, 2020. The obligation is subject to not having any material changes in the Empire transaction not approved by Ares.

All of the above will bear the same terms as to payment terms, interest and liens.

The Ares Loan principal is being paid in four equal quarterly installments in a total amount of 1% per annum with the remaining balance due on the maturity date of February 28, 2027. GPM is entitled to prepay the Ares Loan at any time, without penalty provided that if the prepayment is made before the end of one year from the Ares Closing Date, a fee of 1% will be paid.

The Ares Loan bears interest, as elected by GPM at: (a) a rate per annum equal to the Ares Alternative Base Rate (“Ares ABR”) plus a margin of 3.75%, or (b) LIBOR as defined in the agreement (not less than 1.5%) plus a margin of 4.75%. After one year from the Ares Closing Date, if the Leverage Ratio will be lower than 4.00 to 1, the margin will be reduced to 3.625% and 4.625%, respectively. The interest is being paid in quarterly installments under Ares ABR loans, and for LIBOR loans, the interest is being paid at the end of each LIBOR period but at least every three months. For unused portions of the Ares Credit Agreement, 1% per annum is being paid.

Ares ABR is equal to the greatest of: (i) the prime rate, (ii) the federal funds rate plus 0.5% and (iii) the one-month LIBOR plus 1.00%, all as defined in the agreement.

For details regarding the pledges provided to Ares as well as the limitations and covenants included under the Ares Credit Agreement, refer to Note 24 to the annual financial statements.

Financing Agreements with PNC Bank, National Association (“PNC”)

On the Ares Closing Date, the outstanding balance of the PNC term loans (as described in Note 11 to the annual financial statements) in the amount of approximately $39.5 million was fully paid (other than the $32.4 million GPMP PNC Term Loan, which is secured by US Treasury or other investment grade securities equal to 98% of the outstanding principal amount).

GPM, certain other fully owned subsidiaries and PNC entered into an amendment, restatement and consolidation of the current financing agreements between the parties (the “PNC Credit Line Agreement”).

The PNC Credit Line Agreement consolidated the GPM PNC Line of Credit and the Holdco PNC Line of Credit (as defined in Note 11 to the annual financial statements) into one credit line in the amount of up to $110 million (the “PNC Line of Credit”), which, at the request of GPM, can be increased up to $150 million, subject to PNC’s discretion.

The PNC Line of Credit bears interest, as elected by GPM at: (a) LIBOR as defined in the PNC Credit Line Agreement plus a margin of 1.75% or (b) a rate per annum equal to the alternate base rate plus a margin of 0.5%, which is equal to the greatest of (a) the PNC base rate, (b) the overnight bank funding rate plus 0.5%, and (c) LIBOR plus 1.0%, subject to the definitions set in the PNC Credit Line Agreement.

Beginning in April 2020, every quarter the LIBOR margin rate is updated based on the quarterly average undrawn availability of the PNC Line of Credit, so that in the event of quarterly average undrawn availability of greater than or equal to 50%, the margin is reduced to 1.25%; in the event of quarterly average undrawn availability less than 50% and greater than or equal to 25%, the margin is reduced to 1.5%; and in the event of quarterly average undrawn availability less than 25%, the margin is 1.75%. For the second quarter ended June 30,

2020 and for the third quarter ended September 30, 2020, the LIBOR margin rate was 1.75% and 1.25%, respectively. Beginning in April 2020, the alternate base rate margin rate is updated according to the quarterly average undrawn availability to 0%, 0.25% and 0.5%, based on the credit line usage percentages above, respectively. Interest is paid in monthly installments provided that for LIBOR loans, interest is paid at the end of each LIBOR period. For unused amounts of PNC Line of Credit, a fee of 0.375% per annum is paid.

The calculation of the availability under the PNC Line of Credit is determined monthly subject to terms and limitations as set forth in the PNC Credit Line Agreement, taking into account the balances of receivables, inventory and letters of credit, among other things.

No change was made to the maturity date and the ability to prepay (subject to prepayment fee) the PNC Line of Credit as described in Note 11 to the annual financial statements.

As part of the amendment, definitions in the PNC Credit Line Agreement were changed to conform to the Ares Credit Agreement.

In accordance with the PNC Credit Line Agreement, letters of credit availability was increased to $40.0 million (instead of $22.0 million as of December 31, 2019). The annual cost of the amount of letters of credit issued was 1.5% of the amount of the letters of credit issued until April 2020 and beginning in April 2020, once every quarter the cost will be updated according to the quarterly average undrawn availability, so that in the event of quarterly average undrawn availability of greater than or equal to 50%, the annual cost will be reduced to 1.0%; in the event of quarterly average undrawn availability less than 50% and greater than or equal to 25%, the annual cost will be reduced to 1.25%; and in the event of quarterly average undrawn availability less than 25%, the annual cost will be 1.5%. For the second quarter ended June 30, 2020 and for the third quarter ended September 30, 2020, the annual cost of the amount of letters of credit issued is 1.5% and 1.0%, respectively.

For details regarding intercreditor agreement, restrictions and limitations and collateral provided under the PNC Credit Line Agreement, see Note 11 to the annual financial statements.

Financing agreement with a syndication of banks led by Capital One, National Association (“Capital One”)

As GPM anticipates that the majority of the consideration for the Empire Acquisition (as described in Note 3 above) will be funded through the Capital One Line of Credit, on April 1, 2020, GPMP entered into an amendment whereby the Capital One Line of Credit (as described in Note 11 to the annual financial statements) was increased from $300 million to $500 million, in accordance with commitments in a total amount of $200 million (the “Increased Amount”) received from US banks, led by Capital One, which Increased Amount was committed by most of the banks in the current syndication of the Capital One Line of Credit along with one additional bank.

The commitment to the Increased Amount is contingent upon the completion of the Empire Acquisition as described in Note 3 above without any material changes affecting the lenders, including GPMP’s leverage ratio (pro forma) after the transaction is completed not to exceed 4.15 to 1.00. In addition, the commitment is subject to customary conditions which include, among others, the lack of a material adverse change in GPMP status and the completion of final stages of due diligence by lenders.

At GPMP’s request, the Capital One Line of Credit can be increased up to $700 million (instead of a possible increase up to $500 million), subject to obtaining additional financing commitments from lenders or from other banks, and subject to certain terms as detailed in the Capital One Line of Credit. The undertaking to provide the increase will remain in effect until no later than December 31, 2020 and will be cancelled prior to such date in the event that the Empire Acquisition has not taken place or is financed using other sources.

In accordance with the agreement, letters of credit availability was increased to $40.0 million (instead of $10.0 million as of December 31, 2019).

No other substantial terms of the Capital One Credit Facility were changed, other than proforma adjustments that will be included after the closing of the Empire Transaction.

Financing Agreements with M&T Bank

On May 7, 2020, an amendment was signed to conform the agreements and limitations that are included in the financing agreements with M&T as described in Note 11 to the annual financial statements with those in the PNC Credit Line Agreement.

Financial Covenants

To the extent that the Bonds (Series C and H) are outstanding, the Company has undertaken to meet certain financial covenants, including a net financial debt to net CAP ratio, GPM’s store level EBITDA and GPM’s financial debt to GPM’s store level EBITDA ratio, each as defined under the applicable deed of trust. As of June 30, 2020, the Company was in compliance with all terms and commitments in accordance with the Bonds’ (Series C and H) deeds of trust.

The PNC Credit Line Agreement includes reporting requirements which are applicable in cases when the usage of the PNC Credit Line exceeds certain limitations set, and it is also required that the undrawn availability use of the credit line will equal to or be greater than 10%, subject to exceptions included in the PNC Credit Line Agreement. As of June 30, 2020, the Company was in compliance with these requirements.

Until May 7, 2020, the M&T Term Loan agreement included financial covenants as were set in the GPM PNC Facility. The amendment signed with M&T as described above included the cancellation of the requirement to comply with said financial covenants and added a requirement to include compliance with the Leverage Ratio detailed below.

The Ares Credit Agreement and the M&T Term Loan include a leverage ratio covenant.

The M&T Term Loan also requires GPM to maintain a debt service coverage ratio.

The GPMP PNC Term Loan and the Capital One Credit Facility require GPMP to maintain the certain financial covenants, including leverage ratio and interest coverage expense ratio.

As of June 30, 2020, the Group was in compliance with the obligations and financial covenants under the terms and provisions of its loans.

5. Leases

As of June 30, 2020, the Group leases 1,084 of the convenience stores that it operates, 58 dealer locations and certain office spaces used by GPM as its headquarters in the US and the Company’s headquarters in Israel. Most of the lease agreements are for long-term periods, ranging from 15 to 25 years, and generally include several options for extension periods for five to 10 years each. The leases contain escalation clauses and renewal options as outlined in the agreements. Additionally, the Group leases certain store equipment, office equipment, automatic tank gauges, store lighting, fuel dispensers.

Under ASC 842, Leases, the components of lease cost recorded on the condensed consolidated statements of operations were as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(in thousands)
Finance lease cost:
Depreciation of right-of-use assets	$3,156	$3,224	$6,348	$6,392
Interest on lease liabilities	4,359	4,433	8,685	8,808
Operating lease costs included in store operating expenses	27,138	25,353	54,382	50,140
Operating lease costs included in general and administrative expenses	320	295	647	597
Lease cost related to variable lease payments, short-term leases and leases of low value assets	170	208	320	382
Right-of-use asset impairment charges	290	1,333	929	1,333

	$35,433	$34,846	$71,311	$67,652

Supplemental data related to leases was as follows:

As of	June 30, 2020	December 31, 2019
	(in thousands)
Operating leases
Assets
Right-of-use assets under operating leases	$772,232	$793,086
Liabilities
Operating leases, current portion	35,675	34,303
Operating leases	799,227	816,558

Total operating leases	834,902	850,861

Weighted average remaining lease term (in years)	14.0	14.5
Weighted average discount rate	8.2%	8.2%

Financing leases
Assets
Right-of-use assets	$209,141	$213,434
Accumulated amortization	(35,268)	(32,877)

Right-of-use assets under financing leases, net	173,873	180,557
Liabilities
Financing leases, current portion	7,479	7,876
Financing leases	200,045	202,470

Total financing leases	207,524	210,346
Weighted average remaining lease term (in years)	23.4	23.6
Weighted average discount rate	8.6%	8.6%

In the three and six months ended June 30, 2020 and 2019, the total cash outflows for leases amounted to approximately $25.6 million, $51.2 million, $23.8 million and $46.7 million, respectively, for operating leases and $6.1 million, $12.3 million, $6.1 million and $12.4 million, respectively, for financing leases.

As of June 30, 2020, maturities of lease liabilities for operating lease obligations and finance lease obligations having an initial or remaining non-cancellable lease terms in excess of one year were as follows. The minimum lease payments presented below include periods where an option is reasonably certain to be exercised and do not take into consideration any future consumer price index adjustments for these agreements.

	Operating	Financing
	(in thousands)
2020	$50,906	$12,448
2021	101,923	23,959
2022	100,327	21,739
2023	100,891	20,164
2024	101,083	19,102
Thereafter	980,270	474,519

Gross lease payments	$1,435,400	$571,931
Less: imputed interest	(600,498)	(364,407)

Total lease liabilities	$834,902	$207,524

6. Commitments and Contingencies

Legal Matters

GPM is a party to various legal actions, as both plaintiff and defendant, in the ordinary course of business. The Company’s management believes, based on GPM estimations with support from legal counsel for these matters, that these actions are routine in nature and incidental to the operation of GPM business and is that it is not reasonably possible that the ultimate resolution of these matters will have a material adverse impact on the Group’s business, financial condition, results of operations and cash flows.

7. Shareholders’ Equity

Rights Offering

In April and May 2020, rights were exercised for the purchase of 66,699,053 ordinary shares of the Company offered by way of a rights offering, according to a shelf offering report published by the Company in April 2020, in exchange for a gross amount of $11.4 million. The Company adjusted the basic and diluted earnings per share retroactively for the bonus element for all periods presented.

8. Share-based Compensation

The following table summarizes share activity related to restricted share units (“RSUs”) granted to officers and employees of the Company:

	Six months ended June 30,
	2020	2019
	(in thousands)
Nonvested RSUs, January 1	2,136	2,960
Granted	—	200
Forfeited	—	—
Vested and exercised	(1,018)	(986)

Nonvested RSUs, June 30	1,118	2,174

9. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per common share:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(in thousands)
Net income (loss) attributable to Arko Holdings Ltd.	$21,895	$(4,310)	$11,439	$(19,219)
Weighted average common shares outstanding — Basic	806,153	773,942	790,234	773,507
Effect of dilutive securities:
Common stock equivalents	—	—	—	—

Weighted average common shares outstanding — Diluted	806,153	773,942	790,234	773,507

Net income (loss) per share — Basic and Diluted	$0.03	$(0.01)	$0.01	$(0.02)

The following convertible bonds and restricted share units have been excluded from the computation of diluted earnings per share because their effect would be antidilutive:

	As of June 30,
	2020	2019
	(in thousands)
Convertible bonds (par value)	596	1,388
Restricted share units	1,118	2,174

10. Related Party Transactions

As of	June 30, 2020	December 31, 2019
	(in thousands)
Current assets:
Due from equity investment	$113	$113
Loan to equity investment	873	672
Due from KMG Realty LLC	—	210
Due from related parties	38	38
Non-current assets:
Due from Holdings	—	7,133
Current liabilities:
Due to KMG Realty LLC	(136)	(5)
Due to related parties	(68)	(50)
Loan from Holdings, including accrued interest	—	(906)
Non-current liabilities:
Loans from Holdings	—	(10,868)

As discussed in Note 3 above, on the Ares Closing Date, the Initial Term Loan and the proceeds of the Class F Membership Units were used by GPM to repay the entire outstanding balance of GPM’s related-party loans in the total amount of approximately $118 million (out of which $110 million to the Company). Additionally, the noninterest bearing promissory note in the amount of $7.1 million issued by Holdings was fully paid on the Ares Closing Date. As discussed in Note 4 above, on June 30, 2020, the Company provided GPM and certain other fully owned subsidiaries a $25.0 million related-party loan.

11. Segment Reporting

The reportable segments were determined based on information reviewed by the chief operating decision maker for operational decision-making purposes and the segment information is prepared on the same basis that our chief operating decision maker reviews such financial information. The Company’s reporting segments, are the retail segment, the wholesale segment and the GPMP segment. The Company defines segment earnings as operating income.

The retail segment includes the operation of a chain of retail stores which include convenience stores selling fuel products and other merchandise to retail customers. At its Group operated convenience stores, the Group owns the merchandise and fuel inventory and employs personnel to manage the store.

The wholesale segment supplies fuel to independent dealers, sub-wholesalers and bulk purchasers, on either a cost plus or consignment basis. For consignment arrangements, the Group retains ownership of the fuel inventory at the site, is responsible for the pricing of the fuel to the end consumer, and shares the gross profit with the independent outside operators.

The GPMP segment includes GPMP and primarily includes the sale and supply of fuel to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments) at GPMP’s cost of fuel including taxes and transportation plus a fixed margin (4.5 cents per gallon as of June 30, 2020) and the supply of fuel to a small number of independent outside operators and bulk purchasers.

The “All Other” segment includes the results of non-reportable segments which do not meet both quantitative and qualitive criteria as defined under ASC 280, Segment Reporting.

The majority of general and administrative expenses, depreciation and amortization, net other expenses, net interest and other financing expenses and income taxes are not allocated to the segments, as well as minor other income items including intercompany operating leases.

With the exception of goodwill, assets and liabilities relevant to reportable segments are not assigned to any particular segment, but rather, managed at the consolidated level. All segment revenues were generated from sites within the US and substantially all assets were within the US. No external customer represented more than 10% of revenues.

Inter-segment transactions primarily included the distribution of fuel by GPMP to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments). The effect of these inter-segment transactions was eliminated in the interim financial statements.

Three months ended June 30, 2020	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$385,519	$21,281	$712	$—	$407,512
Merchandise revenue	391,697	—	—	—	391,697
Other revenues, net	13,615	1,307	179	—	15,101

Total revenues from external customers	790,831	22,588	891	—	814,310

Inter-segment	—	—	230,178	—	230,178

Total revenues from reportable segments	790,831	22,588	231,069	—	1,044,488

Operating income	76,767	780	7,284	—	84,831
Interest and other financing expenses, net			(921)	—	(921)
Income tax expense				(43)	(43)
Loss from equity investment				(178)	(178)

Net income from reportable segments					$83,689

Three months ended June 30, 2019	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$699,840	$45,196	$1,718	$—	$746,754
Merchandise revenue	359,806	—	—	—	359,806
Other revenues, net	11,424	1,325	166	—	12,915

Total revenues from external customers	1,071,070	46,521	1,884	—	1,119,475

Inter-segment	—	—	570,890	1,662	572,552

Total revenues from reportable segments	1,071,070	46,521	572,774	1,662	1,692,027

Operating income	30,440	109	11,462	1,662	43,673
Interest and other financing expenses, net			(596)	(158)	(754)
Income tax expense				(271)	(271)
Loss from equity investment				(105)	(105)

Net income from reportable segments					$42,543

Six months ended June 30, 2020	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$918,405	$50,219	$1,929	$—	$970,553
Merchandise revenue	715,376	—	—	—	715,376
Other revenues, net	25,315	2,590	394	—	$28,299

Total revenues from external customers	1,659,096	52,809	2,323	—	1,714,228

Inter-segment	—	—	609,303	2,378	611,681

Total revenues from reportable segments	1,659,096	52,809	611,626	2,378	2,325,909

Operating income	98,178	1,058	16,070	2,378	117,684
Interest and other financial (expenses) income, net			(1,768)	23	(1,745)
Income tax expense				(205)	(205)
Loss from equity investment				(411)	(411)

Net income from reportable segments					$115,323

Six months ended June 30, 2019	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$1,237,282	$79,075	$3,165	$—	$1,319,522
Merchandise revenue	668,038	—	—	—	668,038
Other revenues, net	21,911	2,649	332	—	24,892

Total revenues from external customers	1,927,231	81,724	3,497	—	2,012,452

Inter-segment	—	—	1,003,023	3,305	1,006,328

Total revenues from reportable segments	1,927,231	81,724	1,006,520	3,305	3,018,780

Operating income	41,813	52	21,282	3,305	66,452
Interest and other financial expenses, net			(1,168)	(432)	(1,600)
Income tax expense				(539)	(539)
Loss from equity investment				(306)	(306)

Net income from reportable segments					$64,007

A reconciliation of total revenues from reportable segments to total revenues on the interim statements of operations was as follows:

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
	(in thousands)
Total revenues from reportable segments	$1,044,488	$1,692,027	$2,325,909	$3,018,780
Other revenues, net	(35)	(26)	(73)	(52)
Elimination of inter-segment revenues	(230,178)	(572,552)	(611,681)	(1,006,328)

Total revenues	$814,275	$1,119,449	$1,714,155	$2,012,400

A reconciliation of net income from reportable segments to net income (loss) on the interim statements of operations was as follows:

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
	(in thousands)
Net income from reportable segments	$83,689	$42,543	$115,323	$64,007
Amounts not allocated to segments:
Other revenues, net	(35)	(26)	(73)	(52)
Store operating expenses	(801)	(1,020)	(1,693)	(2,048)
General and administrative expenses	(19,582)	(16,738)	(37,707)	(32,594)
Depreciation and amortization	(14,970)	(14,378)	(30,198)	(28,707)
Other expenses, net	(1,733)	(2,387)	(5,909)	(2,651)
Interest and other financial expenses, net	(11,592)	(10,958)	(19,797)	(23,361)
Income tax (expense) benefit	(2,467)	(429)	(294)	3,228

Net income (loss)	$32,509	$(3,393)	$19,652	$(22,178)

12. Fair Value Measurements

The fair value of cash and cash equivalents, restricted cash and investments, and restricted cash in respect with Company’s bonds, trade receivables, accounts payable and other current liabilities approximated their carrying values as of June 30, 2020 and December 31, 2019 primarily due to the short-term maturity of these instruments. The fair value of the long-term debt approximated their carrying values as of June 30, 2020 and December 31, 2019 due to the frequency with which interest rates are reset based on changes in prevailing interest rates.

The Bonds (Series C) were presented in the condensed consolidated balance sheets at amortized cost. The fair value of the Bonds (Series C) was $70.9 million and $86.3 million as of June 30, 2020 and December 31, 2019, respectively. The fair value measurements were classified as Level 1.

13. Income Taxes

The Company calculates its quarterly tax provision pursuant to the guidelines in ASC 740-270, Income Taxes. Generally, ASC 740-270 requires companies to estimate the annual effective tax rate for current year ordinary income. The estimated annual effective tax rate represents the best estimate of the tax provision in relation to the best estimate of pre-tax ordinary income or loss. The estimated annual effective tax rate is then applied to year-to-date ordinary income or loss to calculate the year-to-date interim tax provision.

14. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through September 9, 2020, which is the date these interim financial statements were available to be issued (the “issuance date”). Other than the events described in Note 3 above and below, no other events were identified that required recognition or disclosure in these interim financial statements.

COVID-19 – Coronavirus

An outbreak of COVID-19 began in China in December 2019 and subsequently spread throughout the world. On March 11, 2020, the World Health Organization declared COVID-19 as a pandemic. Since the second half of March 2020, the pandemic has caused the issuance of orders in the US by the federal government, as well as governments of states and localities within the US, in an attempt to contain the spread of the coronavirus (such as restrictions on gathering and the closure of certain businesses).

During this period and until the issuance date of the interim financial statements, GPM’s convenience stores and independent outside operations continue to operate and remain open to the public as convenience store operations and gas stations are deemed an essential business by numerous federal and state authorities, including the U.S. Department of Homeland Security, and therefore are exempt from many of the restrictions that were, or are currently, imposed on the activity of US businesses. Commencing in May 2020, various states and localities began to gradually ease their stay-at-home orders and the orders requiring certain types of businesses to be closed. In addition, during this period and until the issuance date of the interim financial statements, the supply of products and gas to GPM’s convenience stores and gas stations has continued without any significant interruption. During this period and until the issuance date of the interim financial statements, there were positive impacts on the Company’s results of operations as measured regularly on the basis of segment operating income.

This increase in segment operating income was principally due to the significant increase in the fuel margin, which partially resulted from the material drop in fuel prices commencing at the beginning of March 2020 and continuing through the end of April 2020, despite the significant reduction in the amount of gallons sold in the gas stations as a result of COVID-19 beginning in the second half of March 2020. Although fuel prices began to gradually increase in May 2020, fuel margin remained at higher levels than those achieved historically. Further, beginning in May 2020, stay-at-home orders began to be eased which resulted in an increase in the amount of gallons sold compared to prior weeks.

In light of the reduction in the amount of gallons sold, GPM’s principal fuel suppliers have temporarily revoked (for periods that vary among the different suppliers) the requirements under their agreements with GPMP to purchase minimum quantities of gallons, including such requirements under the incentive agreements from such suppliers. As of June 30, 2020, the reduction in gallons sold does not affect GPMP’s compliance with its commitments under the agreements with its principal suppliers.

During the second half of March 2020, there was a reduction in the merchandise revenue from GPM’s convenience stores and in the gross margin rate from such revenues. However, from the beginning of April 2020 and through the issuance date of the interim financial statements, GPM experienced growth in merchandise revenue and gross margin rate from such revenues as a result of shifting consumer demand from other retail channels to convenience stores and the continued increase in revenues for products in high demand, such as face masks and hand sanitizers.

On March 27, 2020, the CARES Act was enacted in response to the COVID-19. The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the US economy and fund a nationwide effort to curtail the effect of COVID-19. The CARES Act, among other things, increases the interest deductibility from 30% to 50% of adjusted taxable income for tax years beginning in 2019 and 2020; permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021; allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes; accelerates refunds of any remaining alternative minimum tax carryforwards to the 2019 tax year; and changes the depreciable life of qualified improvement property to 15 years for income tax purposes making it eligible for bonus depreciation. Additionally, GPM is able to defer payment of the total accrued amount of the employer portion of the FICA payroll tax from the date of the enactment of the CARES Act until December 31, 2020. Half of that deferment must be paid by December 31, 2021 and the remaining half must be paid by December 31, 2022. The Company estimates that the positive impact expected from the CARES Act on the Company’s financial condition, results of operations or cash flows is not significant.

Since the pandemic is an event that is characterized by great uncertainty, as well as rapid and frequent changes, among other things, in connection with the pace of limiting the spread of the pandemic and the future measures that will be taken in order to prevent it from spreading, the Company cannot evaluate nor estimate the entire impact of the pandemic on its business operations as well as its results of operations.

The pandemic is an event that is out of the Company’s control and its continuance and evolvement may include, among other things: (a) an increase or decrease in demand for products sold in convenience stores and gas stations; (b) disruptions or suspension of the Company’s activities as a result of imposing restrictions on customer and employee traffic, among other things; (c) disruptions or delays in delivering products to the Company and limiting employee availability; (d) restrictions on the sale and pricing of certain types of products; and (e) changes in laws at federal, state and local levels related to the pandemic. Any changes or developments, as well as the length of the pandemic and its impact on the US economy, may adversely affect the Company’s business operations as well as its results of operations.

Haymaker Acquisition Corp. II Merger Agreement

On September 8, 2020, a business combination agreement (the “Merger Agreement”) was entered into between the Company, Haymaker Acquisition Corp. II (“HYAC”), a special purpose acquisition company which raised in June 2019 approximately $400 million in an initial public offering, and newly-formed fully owned subsidiaries of HYAC that were formed in order to enable the consummation of the merger transaction (the “Merger Transaction”).

Below are the primary terms regarding the Merger Agreement and additional binding agreements that were signed simultaneously with its execution.

1.

Structure of the Merger Transaction: At the date of completion of the Merger Transaction (the “HYAC Closing Date”), as part of mergers that will take place, the Company and HYAC will become wholly owned and controlled subsidiaries of Arko Corp., which was formed as part of the Merger Agreement and which commencing from the HYAC Closing Date, its shares will be trading on the Nasdaq Stock Exchange and the Tel-Aviv Stock Exchange (“Arko Corp.”). Concurrently with the execution of the Merger Agreement, the third parties who hold a portion of the equity rights in GPM (the “GPM Minority”) entered into an agreement with HYAC for the sale of all of their rights, directly or indirectly, in GPM based on the value of the Merger Transaction, so that after the merger, Arko Corp. will directly and indirectly hold full ownership and control of GPM.

Following the Merger Transaction, the Company’s shares will be delisted from the Tel Aviv Stock Exchange and the Company is planned to become a ‘Bond Company’ (within the meaning of this term by the Israeli Companies Law, 5789-1999) and a ‘Reporting Corporation’ (within the meaning of this term by the Israeli Securities Law, 5728-1968).

2.

Consideration for the Merger Transaction: The Company’s shareholders will receive in total up to $717.3 million (and will be entitled to choose between three separate payout methods as detailed below) (the “Gross Consideration Value”) and the GPM Minority will receive in total $337.7 million (the “Minority Consideration Value”), such that the total purchase consideration will be $1.055 billion. The consideration election of the Company’s shareholders shall be made no later than the closing date of the Merger Transaction.

a.

Option A (Stock Consideration): The number of shares validly issued, fully paid and nonassessable shares of Arko Corp. equal to the quotient of (i) such holder’s portion of the Gross Consideration Value divided by (ii) $10.00.

b.

Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s portion of the Gross Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of Arko Corp. equal to (i) such holder’s portion of the Gross Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

c.

Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s portion of the Gross Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of Arko Corp. equal to (i) such holder’s portion of the

Gross Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50.

The controlling shareholders of the Company, Mr. Kotler and Mr. Willner, announced that they would choose only one of Option A or Option B. Therefore, the total cash consideration to the total shareholders of the Company will not exceed approximately $100 million.

The GPM Minority announced that they will receive all of the Minority Consideration Value in Arko Corp. shares. The agreement with the GPM Minority includes special arrangements with Ares with regard to their holdings in GPM including: (i) issuance of 1.1 million warrants by Arko Corp. exercisable into 1.1 million shares in lieu of the Ares Warrants; and (ii) arrangement that grants Ares a value of $27.3 million for their shares in Arko Corp. at the end of February 2023, by way of purchase of the shares or allotment of additional shares of Arko Corp.

3.

Dividend distribution or additional consideration to the Company’s shareholders: According to the Merger Agreement, the Company is entitled through the HYAC Closing Date to declare a dividend in the amount up to its cash surplus balances as defined below (subject to obtaining the required approvals by law) or alternatively notify HYAC that its cash surplus will be paid in cash to the Company’s shareholders on the HYAC Closing Date as additional merger consideration. The cash surplus will be determined near the HYAC Closing Date based on the amount of the Company’s cash and cash equivalents (including restricted cash with respect to the Company’s bonds) in excess of the outstanding indebtedness (which include mainly liabilities in respect of principal and interest of the Company’s bonds) plus the balance of any loans the Company made to GPM (including accrued interest).

4.

The share capital of Arko Corp. following the HYAC Closing Date and details regarding the holdings of Haymaker’s Founders: According to HYAC’s prospectus dated June 2019, 40 million shares were allotted to the public at a price of $10 per share together with approximately 13.3 million warrants exercisable for a period of five years from the HYAC Closing Date to approximately 13.3 million shares in consideration for an exercise price of $11.50 per share. In addition, 0.5 million warrants were issued to financial institutions as part of the public issuance.

At the time of the above allotment, the HYAC’s Founders (“Haymaker Founders”) were allotted 10 million shares of HYAC, for a nominal consideration, together with 5.55 million warrants allotted in consideration for $8.325 million exercisable for a period of five years from the HYAC Closing Date to 5.55 million shares in consideration for an exercise price of $11.50 per share. On the HYAC Closing Date, 5 million shares out of 10 million shares that Haymaker Founders are entitled to and 2 million warrants, out of 5.55 million warrants they are entitled to, will be forfeited, so that at the HYAC Closing Date, the Haymaker Founders will be entitled to 5 million shares and 3.55 million warrants in Arko Corp. and to an additional 2 million shares of Arko Corp. subject to the share price of Arko Corp. reaching $13.00 or higher within five years from the HYAC Closing Date and to an additional 2 million shares subject to the share price of Arko Corp. reaching $15.00 or higher within seven years from the HYAC Closing Date.

At the HYAC Closing Date, Mr. Kotler is expected to hold 15.1% to 17.3% of Arko Corp.’s share capital and Mr. Willner is expected to hold 14% to 16% of Arko Corp.’s share capital.

5.

Arko Corp.’s Board of Directors: The Board of Directors of Arko Corp. will be a staggered board consisting, as of the HYAC Closing Date, of seven directors, four of whom will be determined by the Company (including Mr. Kotler who will serve as chairman of the board), two directors who will be determined by HYAC and one director who will be determined by agreement between HYAC and the Company. Mr. Willner and some of the Haymaker Founders undertook that as long as they hold shares of Arko Corp. for a period of seven years from the HYAC Closing Date, they will vote their shares in favor of Mr. Kotler’s appointment to the board of directors of Arko Corp., subject to mechanisms set forth in the agreements.

6.

Mr. Kotler’s tenure at Arko Corp.: Together with the engagement in the binding agreements, Mr. Kotler entered into an employment agreement with Arko Corp., according to which Mr. Kotler will serve as CEO of Arko Corp. and in accordance with the binding agreements will serve, in addition, as chairman of the board of Arko Corp.

7.

Representations and Additional Provisions: The Merger Agreement includes representations by the Company (with respect to it, GPM and its other subsidiaries) and HYAC as customary in such agreements. In accordance with the provisions of the Merger Agreement, the presentations made in its framework will expire on the HYAC Closing Date. In addition, the Merger Agreement stipulates provisions for the interim period between the date of signing the agreement and the HYAC Closing Date as is customary in such agreements, mechanisms for release from the Merger Agreement and clauses terminating the Merger Agreement, including reference to termination fee and capital incentive plan after the HYAC Closing Date.

8.

Registration Document: HYAC intends that Arko Corp. will submit to the Securities and Exchange Commission (the “SEC”) a draft Registration Statement which includes a prospectus (on Form S-4) (the “Registration Statement”). The approval of the Registration Statement by the SEC is a condition to convene the HYAC shareholders’ meeting for the approval of the Merger Transaction and the offering of Arko Corp.’s securities to the Company’s shareholders as part of the Merger Transaction.

9.

Closing Conditions to the Merger Transaction: The consummation of the Merger Transaction is subject to, among other things, the fulfillment of closing conditions, the primary of which are as follows: (1) approval by HYAC’s shareholders of the Merger Transaction; (2) HYAC’s cash balance prior to the HYAC Closing Date will be at least $ 275 million; (3) approval by the Company’s shareholders of the Merger Transaction; (4) receipt of approvals from certain third parties required to consummate the transaction as specified in the Merger Agreement; (5) the closing of the purchase of the holdings of the GPM Minority concurrently with the closing of the Merger Transaction; (6) the closing of the Empire transaction without a material adverse change to its terms (refer to Note 3 above); (7) the Registration Statement being declared effective in accordance with US securities law; and (8) registration of the shares of Arko Corp. on the Nasdaq and the Tel Aviv Stock Exchange for dual listing.

Pursuant to the Merger Agreement, if the HYAC Closing Date has not occurred by January 31, 2021, either party will be entitled to cancel the Merger Agreement. However, in the event the Registration Statement will not be approved by the SEC by November 12, 2020, the aforesaid deadline will be automatically postponed to March 31, 2021.

The parties intend to work to close the Merger Transaction by the end of 2020, however, there is no certainty that this will be possible in light of the closing conditions in the Merger Agreement, as set forth above, including dependency on consents, approvals and actions of third parties.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Arko Holdings Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Arko Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and December 31, 2018, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of matter

As discussed in Note 2 to the consolidated financial statements, the Company has adopted new accounting guidance effective January 1, 2019, related to the method of accounting for leases. Our opinion is not modified with respect to this matter.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.

Charlotte, North Carolina

September 9, 2020

ARKO HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$32,117	$29,891
Restricted cash with respect to the Company’s bonds	4,260	3,731
Restricted cash	14,423	13,749
Trade receivables, net	23,190	21,589
Inventory	157,752	141,854
Other current assets	58,369	61,045

Total current assets	290,111	271,859
Non-current assets:
Property and equipment, net	367,151	538,896
Right-of-use assets under operating leases	793,086	—
Right-of-use assets under financing leases, net	180,557	—
Goodwill	133,952	103,766
Intangible assets, net	24,971	32,306
Restricted investments	31,825	31,825
Non-current restricted cash with respect to the Company’s bonds	1,963	2,179
Equity investment	3,770	3,961
Deferred tax asset	—	1,521
Other non-current assets	19,979	41,698

Total assets	$1,847,365	$1,028,011

Liabilities
Current liabilities:
Lines of credit	$82,824	$47,845
Long-term debt, current portion	19,131	14,978
Accounts payable	128,828	120,374
Other current liabilities	67,519	79,652
Provision — Pension Fund	—	16,500
Operating leases, current portion	34,303	—
Financing leases, current portion	7,876	—

Total current liabilities	340,481	279,349
Non-current liabilities:
Long-term debt, net	218,680	180,605
Asset retirement obligation	36,864	31,165
Operating leases	816,558	—
Financing leases	202,470	—
Capital leases	—	205,906
Deferred tax liability	1,041	—
Other non-current liabilities	36,381	106,817

Total liabilities	1,652,475	803,842

Commitments and contingencies — see Note 12
Shareholders’ equity:
Common stock (NIS 0.01 par value) — authorized, 5,135,153 shares; issued and outstanding, 760,339 and 759,313 shares, respectively	2,735	2,732
Additional paid-in capital	101,957	91,876
Accumulated other comprehensive income (loss)	4,444	(76)
Accumulated deficit	(43,363)	(5,135)

Total shareholders’ equity	65,773	89,397
Non-controlling interest	129,117	134,772

Total equity	194,890	224,169

Total liabilities and equity	$1,847,365	$1,028,011

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the year ended December 31,
	2019	2018	2017
Revenues:
Fuel revenue	$2,703,440	$2,734,538	$1,966,905
Merchandise revenue	1,375,438	1,281,611	1,031,798
Other revenues, net	49,812	48,734	42,431

Total revenues	4,128,690	4,064,883	3,041,134
Operating expenses:
Fuel costs	2,482,472	2,517,302	1,796,026
Merchandise costs	1,002,922	935,936	752,752
Store operating expenses	506,524	470,444	377,455
General and administrative	69,311	62,017	50,622
Depreciation and amortization	62,404	53,814	38,187

Total operating expenses	4,123,633	4,039,513	3,015,042

Other expenses (income), net	3,733	(10,543)	5,159

Operating income	1,324	35,913	20,933
Interest and other financial income	1,451	10,020	342
Interest and other financial expenses	(43,263)	(29,951)	(29,807)

(Loss) income before income taxes	(40,488)	15,982	(8,532)
Income tax (expense) benefit	(6,167)	7,933	9,734
Loss from equity investment	(507)	(451)	(452)
Net loss attributable to discontinued operations	—	—	(11)

Net (loss) income	$(47,162)	$23,464	$739

Less: Net (loss) income attributable to non-controlling interests	(3,623)	12,498	6,568

Net (loss) income attributable to Arko Holdings Ltd	$(43,539)	$10,966	$(5,829)

Net (loss) earnings per share — basic and diluted	$(0.06)	$0.01	$(0.01)
Weighted average shares outstanding:
Basic and diluted	773,796	772,633	758,688

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)

	For the year ended December 31,
	2019	2018	2017
Net (loss) income	$(47,162)	$23,464	$739
Other comprehensive income (loss):
Foreign currency translation adjustments	4,520	(4,332)	5,117

Total other comprehensive income (loss)	4,520	(4,332)	5,117

Comprehensive (loss) income	$(42,642)	$19,132	$5,856

Less: Comprehensive (loss) income attributable to non-controlling interests	(3,623)	12,498	6,568

Comprehensive (loss) income attributable to Arko Holdings Ltd	$(39,019)	$6,634	$(712)

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity	Non-Controlling Interests	Total Equity
	Shares	Amount
Balance at December 31, 2016	717,367	$2,616	$74,888	$(10,272)	$(861)	$66,371	$105,935	$172,306

Share-based compensation	—	—	345	—	—	345	—	345
Conversion of convertible bonds	40,814	113	9,985	—	—	10,098	—	10,098
Expiration of Put Option	—	—	7,214	—	—	7,214	3,304	10,518
Sale of new preferred units in subsidiary, net	—	—	(1,321)	—	—	(1,321)	24,071	22,750
Distributions to non-controlling interests	—	—	—	—	—	—	(8,650)	(8,650)
Other comprehensive income	—	—	—	—	5,117	5,117	—	5,117
Net (loss) income	—	—	—	(5,829)	—	(5,829)	6,568	739

Balance at December 31, 2017	758,181	$2,729	$91,111	$(16,101)	$4,256	$81,995	$131,228	$213,223

Share-based compensation	—	—	490	—	—	490	—	490
Vesting and exercise of restricted share units	986	3	(3)	—	—	—	—	—
Conversion of convertible bonds	146	—	55	—	—	55	—	55
Transactions with non-controlling interests	—	—	223	—	—	223	(223)	—
Distributions to non-controlling interests	—	—	—	—	—	—	(8,731)	(8,731)
Other comprehensive loss	—	—	—	—	(4,332)	(4,332)	—	(4,332)
Net income	—	—	—	10,966	—	10,966	12,498	23,464

Balance at December 31, 2018	759,313	$2,732	$91,876	$(5,135)	$(76)	$89,397	$134,772	$224,169

Cumulative effect of adoption of new acccounting standard	—	—	—	5,311	—	5,311	2,289	7,600

Balance at January 1, 2019 after adjustments	759,313	$2,732	$91,876	$176	$(76)	$94,708	$137,061	$231,769

Share-based compensation	—	—	516	—	—	516	—	516
Vesting and exercise of restricted share units	986	3	(3)	—	—	—	—	—
Conversion of convertible bonds	40	—	16	—	—	16	—	16
Transactions with non-controlling interests	—	—	9,552	—	—	9,552	4,341	13,893
Distributions to non-controlling interests	—	—	—	—	—	—	(8,662)	(8,662)
Other comprehensive income	—	—	—	—	4,520	4,520	—	4,520
Net loss	—	—	—	(43,539)	—	(43,539)	(3,623)	(47,162)

Balance at December 31, 2019	760,339	$2,735	$101,957	$(43,363)	$4,444	$65,773	$129,117	$194,890

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net (loss) income	$(47,162)	$23,464	$739
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	62,404	53,814	38,187
Deferred income taxes	4,299	(9,783)	(6,099)
Gain on bargain purchase	(406)	(24,026)	—
(Gain) loss on disposal of assets and impairment charges	(1,291)	1,517	538
Foreign currency loss (gain)	10,158	(9,216)	7,904
Amortization of deferred financing costs, debt discount and premium	522	301	290
Amortization of fuel and other vendor agreements	(8,848)	(7,982)	(5,604)
Accretion of asset retirement obligation	1,549	1,321	1,449
Non-cash rent	7,582	4,695	3,937
Charges (reductions) to allowance for doubtful accounts, net	91	175	(48)
Loss from equity investment	507	451	452
Share-based compensation	516	490	345
Provision — Pension Fund	—	19,000	—
Indemnification asset	—	(1,500)	—
Cancellation of Midwest Seller Note	—	(16,338)	—
Other operating activities, net	—	(3,258)	(1,838)

Changes in assets and liabilities:
(Increase) decrease in trade receivables	(1,692)	6,446	(8,355)
Increase in inventory	(7,302)	(7,352)	(6,955)
Decrease (increase) in other assets	7,212	1,058	(6,199)
Increase in accounts payable	8,830	6,313	6,120
Increase (decrease) in other current liabilities	5,064	12,150	(8,697)
Decrease in asset retirement obligation	(450)	(79)	(179)
Increase in non-current liabilities	1,714	6,841	11,521

Net cash provided by operating activities	$43,297	$58,502	$27,508

Cash flows from investing activities:
Purchase of property and equipment	$(58,261)	$(51,619)	$(38,945)
Purchase of intangible assets	—	—	(285)
Proceeds from sale of property and equipment	18,982	1,885	21,621
Business acquisitions, net of cash	(33,587)	(71,373)	(20,071)
Loans to equity investment	(174)	(185)	(50)
Decrease (increase) in designated cash	—	16,638	(16,638)

Net cash used in investing activities	$(73,040)	$(104,654)	$(54,368)

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(in thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities:
Lines of credit, net	$34,893	$12,280	$11,208
Repayment of related-party loan	(850)	—	—
Receipt of long-term debt, net	50,934	8,512	2,800
Repayment of debt	(18,079)	(17,072)	(10,101)
Payment of Provision — Pension Fund	(17,500)	—	—
Proceeds from issuance of long-term debt, net	—	59,197	9,786
Proceeds from sale of new preferred units in a subsidiary, net	—	—	22,745
Payment of issuance costs	—	—	(407)
Principal payments on financing leases	(9,051)	—	—
Principal payments on capital leases	—	(8,356)	(5,001)
Distributions to non-controlling interests	(8,654)	(8,724)	(8,592)

Net cash provided by financing activities	$31,693	$45,837	$22,438

Effect of exchange rate on cash and cash equivalents and restricted cash	1,263	(1,397)	1,965
Net increase (decrease) in cash and cash equivalents and restricted cash	1,950	(315)	(4,422)
Cash and cash equivalents and restricted cash, beginning of year	49,550	51,262	53,719

Cash and cash equivalents and restricted cash, end of year	$52,763	$49,550	$51,262

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents, beginning of year	$29,891	$35,215	$41,036
Restricted cash, beginning of year	13,749	12,447	10,548
Restricted cash with respect to the Company’s bonds, beginning of year	5,910	3,600	2,135

Cash and cash equivalents and restricted cash, beginning of year	$49,550	$51,262	$53,719

Cash and cash equivalents, end of year	$32,117	$29,891	$35,215
Restricted cash, end of year	14,423	13,749	12,447
Restricted cash with respect to the Company’s bonds, end of year	6,223	5,910	3,600

Cash and cash equivalents and restricted cash, end of year	$52,763	$49,550	$51,262

Supplementary cash flow information:
Cash received for interest	$1,809	$538	$239
Cash paid for interest	30,622	26,808	18,160
Cash received for taxes	3,445	3,308	141
Cash paid for taxes	2,784	1,833	3,950

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(in thousands)

	Year ended December 31,
	2019	2018	2017

Supplementary noncash activities:
Deferred income not yet received	$—	$1,080	$631
Payment to the pension fund by use of funds held in the indemnification escrow account.	(1,500)	—	—
Put option liability — Fuel USA Acquisition	—	—	(14,867)
Prepaid insurance premiums financed through notes payable	2,941	2,023	1,060
Purchases of equipment in accounts payable and accrued expenses	5,017	4,450	3,790
Purchase of property and equipment under operating leases	16,893	5,885	9,295
Disposals of leases of property and equipment	2,129	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Arko Holdings Ltd. (the “Company”) is a public company incorporated in Israel, whose securities are listed for trading on the Tel Aviv Stock Exchange Ltd.

As of December 31, 2019 and 2018, the main activity of the Company was its holding, through fully owned and controlled subsidiaries, of controlling rights in GPM Investments, LLC (“GPM” and in the notes below including subsidiaries wholly owned and controlled by it). GPM is a Delaware limited liability company formed on June 12, 2002 and is engaged directly and through fully owned and controlled subsidiaries (directly or indirectly) in retail activity which includes the operations of a chain of convenience stores, most of which include adjacent gas stations, and in wholesale activity which includes the supply of fuel to gas stations operated by third parties. The “Group” refers to the Company and its subsidiaries and its affiliates.

As of December 31, 2019, GPM’s activity included the self-operation of approximately 1,270 sites and the supply of fuel to approximately 130 gas stations operated by external operators (dealers), all in 23 states in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States (“US”).

As of December 31, 2019, GPM holds (directly and through subsidiaries wholly owned and controlled by it) approximately 80.68% of the limited partnership interests in GPM Petroleum LP (“GPMP”), which purchases fuel from fuel suppliers and supplies fuel to GPM. Additionally, GPM holds all of the rights in the general partner of GPMP. For additional information, see Note 3.G. below.

The Group has three reporting segments: retail, wholesale and GPMP. Refer to Note 21 below for further information with respect to segments.

2. Summary of Significant Accounting Policies

Basis of Presentation

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

In the preparation of consolidated financial statements, management may make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include right-of-use assets and lease liabilities; impairment of goodwill, intangible, right-of-use and fixed assets; useful lives of fixed assets; environmental assets and liabilities; deferred tax assets; and asset retirement obligations.

Foreign Currency Translation

The functional currency of the Company is the New Israeli Shekel (“NIS”) and the reporting currency is the US dollar.

A substantial portion of the Company’s costs on a standalone basis are incurred in NIS and the Company finances its operations on a standalone basis mainly in NIS. As such, the Company’s management believes that the NIS is the currency of the primary economic environment in which the Company operates. Thus, the functional currency of the Company is NIS.

The revenues of GPM and its subsidiaries are generated in US dollars. In addition, most of the costs of GPM and its subsidiaries are incurred in US dollars. The Company’s management believes that the US dollar is the primary currency of the economic environment in which the GPM and its subsidiaries operates. Thus, the functional currency of GPM and its subsidiaries is the US dollar.

Transactions and balances that are denominated in currencies that differ from the functional currencies have been remeasured into US dollars in accordance with principles set forth in Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters. At each balance sheet date, monetary items denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations as financial expenses or income, as appropriate.

For the Company and its investee whose functional currency has been determined to be other than the US dollar, assets and liabilities are translated at year-end exchange rates, and statement of operations items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income (loss) in equity.

Cash and Cash Equivalents

The Group considers all highly liquid investments with a maturity of three months or less at the time of purchase, which are not restricted, to be cash equivalents, of which there were $21.1 million and $14.3 million at December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, $3.3 million and $14.3 million of cash and cash equivalents, respectively, were denominated in NIS. Cash and cash equivalents are maintained at financial institutions.

Restricted Cash

The Group classifies as restricted cash any cash and cash equivalents that are currently restricted from use in order to comply with agreements with third parties, including cash related to net lottery proceeds.

Restricted Cash with Respect to the Company’s Bonds

The Group classifies designated cash for specific use only in accordance with the provisions as established in the bonds’ Deeds of Trust, as defined in Note 11 below, as restricted cash with respect to Company’s bonds . These amounts are deposited in a financial institution as Reserved Principal and Interest and are intended for use according to the Bonds (Series C) Deed of Trust, as defined in Note 11 below. The designated cash is classified as current assets and non-current assets according to the date on which the Company is expected to use the balances or according to the nature of the assets to which they are designated. As of December 31, 2019 and 2018, $3.4 million and $5.9 million of restricted cash, respectively, with respect to the Company’s bonds was denominated in NIS.

Trade Receivables

The majority of trade receivables are typically from dealers, customer credit accounts and credit card companies in the ordinary course of business. As such, GPM has not experienced significant write-offs for the years ended December 31, 2019, 2018 and 2017. At each balance sheet date, GPM assesses its need for an allowance for potential losses in the collection of its receivables and records an allowance using past experience and on a specific basis with regard to debts as to which evidence exists that GPM does not have the ability to collect the balance of the debt. Balances due in respect of credit cards processed through GPM’s fuel suppliers are collected within two to three days depending upon the day of the week of the purchase and time of day of the purchase. Receivables from dealers and customer credit accounts are typically due within two to 30 days and are stated as amounts due. Accounts that are outstanding longer than the payment terms are considered past due. GPM writes off receivable amounts after determination that the balances are uncollectible.

Inventory

Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined using the average cost, net of vendor rebates or discounts in the event that they can be attributed to inventory, using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory. The net realizable value is an estimate of the sales price in the ordinary course of business less an estimate of the costs required in order to execute the sale. The Group periodically reviews inventory for obsolescence and records a charge to merchandise costs for any amounts required to reduce the carrying value of inventories to net realizable value.

Restricted Investments

Restricted investments consist primarily of US Treasury and other investment grade securities with maturities no longer than one year. Investments are considered held-to-maturity and carried at amortized cost. When applicable, the cost of securities sold will be based on the specific identification method. The balance of the restricted investments at December 31, 2019 and 2018 secured 98% of the outstanding principal amount of the GPMP PNC Term Loan as defined and described in Note 11 below, and will secure this balance until the loan is fully repaid. As a result, the balance was classified as a non-current asset.

Property and Equipment

Property and equipment are carried at cost or, if acquired through a business combination, at the fair value of the assets as of the acquisition date, less accumulated depreciation and accumulated impairment losses. Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets as follows:

Range in Years
Buildings and leasehold improvements	15 to 40
Signs	5 to 15
Other equipment (primarily office equipment)	5 to 7
Computers, software and licenses	3 to 5
Motor vehicles	7
Fuel equipment	5 to 30
Equipment in convenience stores	5 to 15

Amortization of leasehold improvements is recorded using the straight-line method based upon the shorter of the remaining terms of the leases including renewal periods that are reasonably assured or the estimated useful lives.

Impairment of Long-lived Assets

The Group reviews its long-lived assets, including property and equipment, right-of-use assets and amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a review indicates that the assets will not be recoverable, based on the expected undiscounted net cash flows of the related asset, an impairment loss is recognized to the extent carrying value of the assets exceeds their estimated fair value and the asset’s carrying value is reduced to fair value. Impairment losses related to property and equipment and right-of-use assets of $5.1 million, $1.5 million and $1.0 million were recorded in relation to closed and non-performing stores during the years ended December 31, 2019, 2018 and 2017, respectively. No impairment was recognized for long-lived intangible assets during the years ended December 31, 2019, 2018 and 2017.

Business Combinations

The Group applies the provisions of ASC 805, Business Combinations, and allocates the fair value of purchase consideration to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately within the other expenses (income), net in the consolidated statements of operations as a gain on bargain purchase. In subsequent periods, the goodwill is measured at cost less accumulated impairment losses.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. For the purpose of impairment testing, goodwill is allocated to each of the Group’s reporting units (or groups of reporting units) expected to benefit from the synergies of the business combination. Intangible assets acquired in a purchase business combination are recorded at fair value as of the date acquired. Amortization of finite lived intangible assets is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets as follows:

Range in Years
Goodwill	Indefinite life
Trade names	5
Customer relationships	9 to 14
Fuel supply agreements	5 to 10
Option to acquire ownership rights	5 to 15
Option to develop stores	5
Franchise rights	3 to 20

Goodwill is reviewed annually on December 31 for impairment, or more frequently if indicators of impairment exist, such as disruptions in the business, unexpected significant declines in operating results or a sustained market capitalization decline. Goodwill is tested for impairment by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The Group completed the annual impairment analyses for goodwill for the years ended December 31, 2019, 2018 and 2017, and no impairment was recognized.

Non-controlling Interest

These consolidated financial statements reflect the application of ASC 810, Consolidation, which establishes accounting and reporting standards that require: (i) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within shareholders’ equity, but separate from the parent’s equity, (ii) the amount of consolidated net income attributable to the parent and the non-controlling interest to be clearly identified and presented on the face of the consolidated statements of operations, and (iii) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

The Company’s investments in GPM and GPMP are accounted for under the method of accounting referred to as the hypothetical liquidation at book value method (“HLBV”) for allocating the profits and losses. In accordance with this method, profits and losses are allocated between the Company and the non-controlling interest assuming at the end of the reporting period, GPM and GPMP would liquidate or distribute its assets and redeem its liabilities at their book value. Refer to Note 3.G. below for further details.

Due to the terms of GPMP’s Agreement of Limited Partnership as described below, and the preference provided to the Investor (as defined in Note 3.G. below) in the monthly distributions of GPMP as well as in liquidation, the Investor’s investment was classified in the consolidated statements of changes in equity as ‘Non-controlling interests.’ A non-controlling interest was also recorded for the interests owned by the seller of the Fuel USA sites (the “Apple Seller”) and the seller of the Riiser sites (the “Riiser Seller).

Equity Investment

For equity investments that are not required to be consolidated, the Company evaluates the level of influence it is able to exercise over an entity’s operations to determine whether to use the equity method of accounting. Equity investments for which the Company determines that the Company has significant influence are accounted for as equity method investment. The Company evaluates its equity method investment presented for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investment may be impaired.

Since January 2014, the Company holds joint control (50%) of Ligad Investments and Construction Ltd., which is presented on the Company’s books using the equity method of accounting. As of December 31, 2019, Ligad owes the Company approximately $0.7 million, bearing interest at the prime rate plus 1% and payable on December 31, 2020.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued.

Significant estimates of fair value for the Group include, among other items, assets purchased through acquisitions, tangible and intangible assets acquired and liabilities assumed through business combinations and certain leases. The Group also uses fair value measurements to routinely assess impairment of long-lived assets, intangible assets and goodwill.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the customers. This requires the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. Control is transferred to the customer over time if the customer simultaneously receives and consumes the benefits provided by the Group’s performance. If a performance obligation is not satisfied over time, the Group satisfies the performance obligation at a point in time.

Revenue is recognized in an amount that reflects the consideration to which the Group expects to be entitled in exchange for goods or services.

When the Group satisfies a performance obligation by transferring control of goods or services to the customer, revenue is recognized against contract assets in the amount of consideration for which the Group is entitled. When the consideration amount received from the customer exceeds the amounts recognized as revenue, the Company recognizes a contract liability for the excess.

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or a net basis. In performing this analysis, the Group considers first whether it controls the goods before they are transferred to the customers and if it has the ability to direct the use of the goods or obtain benefits from them. The Group also considers the following indicators: (1) the primary obligor, (2) the latitude in establishing prices and selecting suppliers, and (3) the inventory risk borne by the Group before and after the goods have been transferred to the customer. When the Group acts as principal, revenue is recorded on a gross basis. When the Group acts as agent, revenue is recorded on a net basis.

The adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2018, did not materially change the Group’s revenue recognition patterns. The principles for recognizing revenue as codified in ASC 605, Revenue Recognition, were applied during the year ended December 31, 2017. No restatements to revenues or expenses were required to be made to the consolidated statements of operations as the Group adopted ASC 606 using the modified retrospective transition method.

The Group’s revenue recognition patterns are described below by reportable segment:

Retail

•

Fuel revenue and merchandise revenue — Revenues from the sale of merchandise and fuel less discounts given and returns are recognized upon delivery, which is the point at which control and title is transferred, the customer has accepted the product and the customer has significant risks and rewards of owning the product. The Group typically has a right to payment once control of the product is transferred to the customer. Transaction prices for these products are typically at market rates for the product at the time of delivery. Payment terms require customers to pay shortly after delivery and do not contain significant financing components.

•

Customer loyalty program — GPM’s customer loyalty program provides GPM’s customers rights to purchase products at a lower price or at no cost in future periods. The sale of products in accordance with GPM’s loyalty program are recognized as multiple performance obligations. The consideration for the sale is allocated to each performance obligation identified in the contract (the actual purchases and the future purchases) on a relative stand-alone selling price basis. Revenue for the rights granted is deferred and recognized on the date on which GPM completes its obligations in respect thereof or when it expires. The related contract liability for the customer loyalty program was approximately $1.9 million and $1.4 million as of December 31, 2019 and December 31, 2018, respectively, and was included in other current liabilities on the consolidated balance sheets.

•

Fuel taxes — Certain fuel and sales taxes are invoiced by fuel suppliers or collected from customers and remitted to governmental agencies either directly, or through suppliers, by GPM. Whether these taxes are presented on a gross or net basis is dependent on whether GPM is acting as a principal or agent in the sales transaction. Fuel excise taxes are presented on a gross basis for fuel sales because GPM is acting as the primary obligor, has pricing latitude, and is also exposed to inventory and credit risks. Fuel revenue and fuel cost of revenue included fuel taxes of $500.1 million, $464.1 million and $363.1 million for 2019, 2018 and 2017, respectively.

•

Commissions on sales of lottery products, money orders and prepaid value cards — The Group recognizes a commission on the sale of lottery products, money orders, and sales of prepaid value cards (gift or cash cards) at the time of the sale to the consumer.

GPMP

•	GPMP recognizes revenue upon delivery of the fuel to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments).

Wholesale

•

Consignment transactions — In transactions of this type, GPM continues to be the owner of the fuel until the date of sale to the final customer (the consumer). In these transactions, the gross profit which is created from the sale of the fuel is allocated between GPM and the outside operator based on the terms of the relevant agreement with the outside operator. GPM recognizes revenues on the date of the sale to the final customer (namely, upon dispensing of the fuel by the consumer which is the date of transfer of control, risks and rewards to the final customer).

•

Fuel supply transactions — In transactions of this type, the outside operator purchases the fuel from GPM. GPM recognizes revenue upon delivery of the fuel to the outside operator (executed by an outside delivery company) which is the date of transfer of control, risks and rewards to the outside operator. In transactions of this type, the sales price to the outside operator is determined according to the cost price of the fuel to GPM plus the cost of transportation to the operator’s facility plus a margin as stated in the relevant agreement with the outside operator.

Refer to Note 21 for disclosure of the revenue disaggregated by segment and product line, as well as a description of the Company’s reportable segment operations.

Fuel Costs and Merchandise Costs

The Group records discounts and rebates received from suppliers as a reduction of inventory cost if the discount or rebate is based upon purchases or to merchandise costs if the discount relates to product sold. Discounts and rebates conditional upon the volume of the purchases or on meeting certain other goals are included in the consolidated financial statements on a basis relative to the progress toward the goals required to obtain a discount or rebate, as long as receiving the discounts or rebates is reasonably assured and its amount can be reasonably estimated. The estimate of meeting the goals is based, among other things, on contract terms and historical purchases/sales as compared to required purchases/sales.

The Group includes in fuel costs all costs incurred to acquire fuel, including the costs of purchasing and transporting inventory prior to delivery to customers. The Group does not own transportation equipment and utilizes third-party carriers to transport fuel inventory to the retail location. Fuel costs do not include any depreciation of property and equipment as there are no significant amounts that could be attributed to fuel costs. Accordingly, depreciation is separately classified in the consolidated statements of operations.

The Group recognizes merchandise vendor rebates based upon the period of time in which it has completed the unit purchases and/or sales as specified in the merchandise vendor agreements. The Group records such rebates as a reduction of merchandise costs.

Certain upfront amounts paid by merchandise suppliers are presented as a liability and are recorded to operations as a reduction of merchandise costs on a straight-line basis relative to the period of the agreement. In the event that GPM does not comply with the conditions of the agreement with the supplier, GPM may be required to repay the unamortized balance of the amount received based on the amortization schedule as defined in each agreement with the merchandise suppliers. These amounts are classified in other non-current liabilities, except for the current maturity which is classified in other current liabilities.

Amounts paid to GPM by fuel suppliers for renovation and upgrade costs associated with the rebranding of gas stations are presented as a liability and are recorded to operations as a periodic reduction of fuel costs on a straight-line basis relative to the period of the agreement. In the event that GPM does not comply with the conditions of the agreement with the supplier, GPM may be required to repay the unamortized balance of the grant to the supplier, based on the amortization schedule as defined in each applicable agreement. These grants are classified in other non-current liabilities, except for the current maturity which is classified in other current liabilities.

Total purchases from suppliers who accounted for 10% or more of total purchases for the periods presented were as follows:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Fuel products — Supplier A	$401,657	$453,559	$408,497
Fuel products — Supplier B	420,805	410,995	347,700
Fuel products — Supplier C	290,935	310,223	252,599
Fuel products — Supplier D	307,029	305,452	176,964
Merchandise products — Supplier E	610,685	465,738	394,574

Environmental Costs

Environmental expenditures related to existing conditions, resulting from past or current operations and from which no current or future benefit is discernible, are expensed by the Group. A liability for environmental matters is established when it is probable that an environmental obligation exists and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range is used. Related expenditures are charged against the liability. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs, net of co-op advertising reimbursement from certain vendors/suppliers, for the years ended December 31, 2019, 2018 and 2017 were $4.0 million, $4.7 million and $4.0 million, respectively, and were included in store operating and general and administrative expenses in the consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the provisions of ASC 740, Income Taxes. Current and deferred taxes are recognized in profit or loss, except when they arise from the initial accounting for a business acquisition, in which case the tax affect is included in the accounting for the business acquisition. The current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is provided using the asset and liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets are recognized for future tax benefits and credit carryforwards to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date. Deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on the tax rates (and tax laws) that have been enacted by the end of the reporting periods. After determining the total amount of deferred tax assets, a determination is made as to whether it is more likely than not that some portion of the deferred tax assets will not be realized. If it is determined that a deferred tax asset is not likely to be realized, a valuation allowance is established. Deferred tax assets and deferred tax liabilities are offset if the Company had a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax relates to the same taxable entity and the same tax authority.

GPM is taxed as a partnership for US federal and certain state jurisdiction for income tax purposes. Certain subsidiaries of GPM are taxed as a corporation for US federal and state income tax purposes. The taxable income and loss from all activities of GPM, excluding the activities of GPM’s subsidiaries which are taxed as a corporation for US federal purposes, are included in the taxable income or loss of GPM’s members, including Arko Convenience Stores, LLC (“Arko Convenience”). As a result, current and deferred taxes reflected in the consolidated financial statements does not include the income or loss allocated to GPM members other than Arko Convenience.

Uncertain tax positions meeting the more likely than not recognition threshold are measured and recognized in the consolidated financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement.

The Group classifies interest and penalties related to income tax matters as a component of income tax expense on the statements of operations.

Earnings Per Share

Basic earnings per share are calculated in accordance with ASC 260, Earnings Per Share, by dividing net profit or loss attributable to ordinary equity holders of the Company (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting net profit attributable to ordinary equity holders of the Company, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

Share-Based Compensation

ASC 718, Compensation — Stock Compensation (“ASC 718”), requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations and establishes fair value as the measurement objective in accounting for share-based payment arrangements. ASC 718 requires the use of a valuation model to calculate the fair value of stock-based awards on the date of grant.

Restricted share units are valued based on the fair market value of the underlying stock on the date of grant. The Company records compensation expense for these awards based on the grant date fair value of the award, recognized ratably over the vesting period of the award.

The Company recognizes compensation expense related to stock-based awards with graded vesting on a straight-line basis over the vesting period. The Company’s share-based compensation expense includes estimates for forfeitures. If actual forfeitures differ from estimates, the Company adjusts share-based compensation expense accordingly.

Employee Benefits

Pursuant to Israel’s Severance Pay Law (1963), Israeli employees are entitled to severance pay equal to one month’s wage per year employed, based on the average wages of the last year of employment. Most of the Company’s employees are subject to section 14 of the Severance Pay Law (“Section 14”), according to which the employee’s severance pay is paid in advance and on a monthly basis into the employee’s pension insurance. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees, therefore, related assets and liabilities are not presented in the consolidated balance sheets.

GPM has a 401(k) retirement plan for its employees who may contribute up to 75% of eligible wages as defined in the plan, subject to limitations defined in the plan and applicable law. GPM matches a percentage of employee contributions according to the plan, subject to applicable law. GPM’s expense for matching contributions was approximately $237 thousand, $185 thousand and $165 thousand for the years ended December 31, 2019, 2018 and 2017, respectively.

Leases — Prior to January 1, 2019

General

Lease arrangements were classified as capital leases when the terms of the contract conveyed all significant risks and benefits derived from ownership to the lessee. The remaining leases were classified as operating leases.

The minimum lease payments included periods where an option was reasonably certain to be exercised as of the date of the commitment. The minimum lease payments did not include contingent rent which was that portion of the lease payments that was not fixed in amount but was based on the future amount of a factor that changes other than with the passage of time (i.e. future consumer price index increases, rental payments which are contingent upon fuel and merchandise sales). The contingent rent payments were accounted as expense in the period in which they were incurred. In instances where it was determined that an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year, the capped payments were considered minimum lease payments.

The Group as Lessee

Operating leases

Minimum lease payments with respect to leasing agreements which have been classified as operating leases were charged to operations on the straight-line basis over the lease period.

Capital leases

On the date of the initial recognition of an agreement classified as a capital lease, the Group recognized a leased asset according to the present value of the future minimum lease payments or the fair value of the leased asset, whichever was lower. Such assets were recorded in the fixed assets section and were treated accordingly. A liability was also included on that date to the extent of the present value of the future minimum lease payments. This liability was repaid in installments over the length of the lease utilizing the effective interest method.

The Group as Lessor

Operating leases

Rental income from operating leases were recognized on the straight-line basis over the lease period.

Leases — Beginning January 1, 2019

The Group as Lessee

The Group assesses whether a contract is or contains a lease at inception of the contract. A contract contains a lease on the basis of whether the Group has the right to control the use of an identified asset for a period of time in exchange for consideration. While assessing whether a contract conveys the right to control the use of an identified asset, the Group assesses whether, throughout the period of use, it has both of the following:

•	the right to obtain substantially all of the economic benefits from use of the identified assets; and

•	the right to direct the use of the identified asset.

The lease term is the non-cancellable period of a lease together with periods covered by an option to extend the lease if the Group is reasonably certain it will exercise that option.

In assessing the lease term, the Group takes into account extension options that, as of the date of the initial implementation (January 1, 2019) of ASC 842 or at the inception of the lease, if after January 1, 2019, it is reasonably certain that it will exercise. The likelihood of the exercise of the extension options is examined considering, among other things, the lease payments during the extension periods in relation to the market prices, significant improvements in the leased properties that are expected to have a significant economic benefit for the Group during the extension period, actual profitability characteristics and expected profitability of the sites, the remaining non-cancellable period, the number of years under the extension periods, location of the leased property and the availability of suitable alternatives.

Because the interest rate implicit in the lease cannot be readily determined, the Group generally utilizes the incremental borrowing rates of the Group. These rates are defined as the interest rates that the Group would have to pay, on the commencement date of the lease, to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in the lease agreement and in a similar economic environment.

Lease payments included in the measurement of the lease liability consist of:

•	fixed lease payments (including in-substance fixed payments), including those in extension option periods which are reasonably certain to be exercised;

•	variable lease payments that depend on an index, initially measured using the index at the commencement date; and

•	the exercise price of purchase options, if the Group is reasonably certain it would exercise the options.

Variable rents that do not depend on an index or rate and which are not in-substance fixed lease payments (for example, payments that are determined as a percentage of sales) are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in store operating expenses in the statement of operations.

For variable lease payments that depend on an index or a rate (such as the consumer price index or a market interest rate), on the commencement date, the lease payments were initially measured using the index or rate at the commencement date. The Group does not remeasure the lease liability for changes in future lease payments arising from changes in an index or rate unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in statements of operations as they are incurred.

The Group determines if the lease is an operating lease or a financing lease (previously a capital lease), and recognizes right-of-use assets and lease liabilities for all leases, except for short-term leases (lease term of one year or less) and leases of low value assets. For these leases, the Group recognizes lease expense on a straight-line basis over the lease term.

At the commencement date, the lease liability is measured at the present value of future lease payments that are not paid at that date (not including payments made at the commencement date of the lease), discounted generally using the relevant incremental borrowing rate of the Group, and presented as a separate line item in the consolidated balance sheet. The operating lease liability is subsequently remeasured each period at the present value of future lease payments that are not paid at that date. The financing lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes corresponding adjustments to the related right-of-use asset) whenever the following occurs:

•

the lease term has changed as a result of, among other factors, a change in the assessment of exercising an extension option or a purchase option that results from the occurrence of a significant event or a significant change in circumstances that is within the control of the Group, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; or

•

a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use asset is measured at cost and presented as a separate line item in the balance sheet. The cost of the right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date, and any initial direct costs. In business combinations, the amount is adjusted to reflect favorable or unfavorable terms of the lease relative to market terms. Subsequently, the right-of-use asset under operating leases is measured at the carrying amount of the lease liability, adjusted for prepaid or accrued lease payments, unamortized lease incentives received and accumulated impairment losses. The right-of-use asset under financing leases is measured at cost less accumulated depreciation and accumulated impairment losses.

Whenever the Group incurs an obligation for costs (either on the commencement date or consequently) to dismantle and remove a leased asset, restore the site on which it is located, or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized. The costs are included in the related right-of-use asset.

Right-of-use assets under financing leases are depreciated based on the straight-line method over the shorter period of lease term and the useful life of the underlying asset, with weighted average depreciation periods are as follows:

Years
Leasehold improvements, buildings and real estate assets	17
Equipment	8

If the lease transfers ownership of the underlying asset to the Group by the end of the lease term or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, the Group will depreciate the right-of-use asset from the commencement date to the end of the useful life of the underlying asset.

The Group adjusts the right-of-use asset and as a result the depreciation period in the following periods when it remeasures the respective lease liability as described above.

The Group as Lessor

Leases for which the Group is a lessor are classified as financing or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership to the lessee, the contract is classified as a financing lease, including provisions such as the following:

•	the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•

the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than its fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised;

•	the lease term is for the major part of the economic life of the underlying asset even if title is not transferred; or

•	at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset.

All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a financing or operating lease by reference to the head lease’s underlying asset.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and depreciated on a straight-line basis over the lease term. Rental income on leased and subleased property to dealers and other third-parties is recognized on a straight-line basis based upon lease agreements with tenants.

For further information of the impact of initial application of ASC 842, see below.

New Accounting Pronouncements Adopted During 2019

Leases — The Company adopted Accounting Standards Update (“ASU”) No. 2016-02, which created ASC 842, which presents new requirements for accounting for leases, replacing the lease accounting requirements under ASC Topic 840 (“ASC 840”), and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both side of the contract, the lessee and the lessor.

The standard requires a lessee to recognize right-of-use assets, and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date for all leases, except for short-term leases. The lessor accounting requirements remains largely unchanged.

The standard’s primary impact was on the Group’s lease agreements of its convenience stores and gas stations. The Group adopted ASC 842 as of January 1, 2019 using the modified retrospective approach, with a cumulative effect adjustment to retained earnings as of January 1, 2019. Applying this method, the comparative information for the years ended December 31, 2018 and 2017, and as of December 31, 2018, has not been restated.

There was no impact from the adoption of ASC 842 on the accounting for the Group’s financing leases.

At the date of the initial implementation, leases of the convenience stores and gas stations and offices that were accounted for as operating leases were recognized as right-of-use assets and lease liabilities on the Group’s balance sheet as follows:

•

lease liabilities were recognized and measured based on the present value of the remaining lease payments, discounted using the incremental borrowing rate of GPM for each lease on the date of initial application; and

•

the right-of-use assets were recognized and measured in an amount equal to the lease liabilities, adjusted by balances related to these leases in the consolidated financial statements as of the date of initial application, including costs to dismantle and remove a leased asset, restore the site on which is it located or restore the underlying asset.

Some of the lease agreements include an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year. The Group determined, based on past experience and consumer price index increase expectations, that these types of variable payments are in-substance fixed payments and such payments were included in the measurement of the lease liabilities as of the date of the initial implementation.

The Group applied the practical expedients to (1) not apply the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year, (2) rely on previous assessments of lease classification and whether an arrangement contains a lease in accordance with current guidance with respect to agreements that exist at the date of initial application, (3) exclude initial direct costs from measurement of the asset at the transition date, and (4) use hindsight when determining the lease term and assessing impairment of right-of-use assets, using data presently available that may not have been available at the original date of entering into the agreement. Additionally, the Group did not consider non-lease components in the calculation of lease liabilities.

The discount rates used to measure the lease liabilities initially recognized are based on the incremental borrowing rates of GPM as of the initial implementation date and are primarily affected by differences in the duration of the leases. The primary discount rates used were in the range of 7.5% to 8.9%, with a weighted average discount rate used in these estimations of approximately 8.4%.

The following presents the reconciliation of lease liabilities as of January 1, 2019 according to ASC 842:

Amount
(in thousands)
Minimum lease payments under operating leases as of December 31, 2018	$1,362,775
Recognition exemptions	(197)
Effect of discounting at the incremental borrowing rates as of January 1, 2019	(605,126)

Lease liabilities additionally recognized based on the initial application of ASC 842 as of January 1, 2019	757,452
Lease liabilities from financing leases as of December 31, 2018	215,898

Lease liabilities as of January 1, 2019	$973,350

The impact on the balance sheet as of January 1, 2019 was as follows:

	Prior to ASC 842 Implementation	ASC 842 Adjustments	After ASC 842 Implementation
	(in thousands)
Current Assets:
Other current assets	$61,045	$(2,769)	$58,276
Non-current Assets:
Property and equipment, net	538,896	(190,660)	348,236
Right-of-use assets under operating leases	—	719,444	719,444
Right-of-use assets under financing leases, net	—	190,093	190,093
Deferred tax asset (liability)	1,521	(1,557)	(36)
Other non-current assets	41,698	(20,668)	21,030
Total assets	$1,028,011	$693,883	$1,721,894

Current Liabilities:
Other current liabilities	$(79,652)	$16,437	$(63,215)
Operating leases, current portion	—	(28,387)	(28,387)
Financing leases, current portion	—	(9,992)	(9,992)
Non-current Liabilities:
Capital leases	(205,906)	205,906	—
Operating leases	—	(729,065)	(729,065)
Financing leases	—	(205,906)	(205,906)
Other non-current liabilities	(106,817)	64,724	(42,093)
Total liabilities	(803,842)	(686,283)	(1,490,125)

Total equity	$(224,169)	$(7,600)	$(231,769)

The impact on the opening balance of retained earnings as of January 1, 2019 due to deferred gains on sale-leaseback transactions was as follows:

On December 15, 2017, an unrelated real estate investment trust acquired the fee simple ownership rights of seven convenience stores and gas stations that were acquired by GPM in February 2015 and operated by GPM, and simultaneously with such closing, those sites were leased to GPM in order for them to continue to be operated by GPM. As a result of this transaction, GPM deferred the $9.3 million gain on the sale of the properties and was recognizing the gain over the life of the lease.

The amount of deferred gain amortized was $1.0 million and $0.6 million during the years ended December 31, 2018 and 2017, respectively, and recorded in other revenues, net in the consolidated statements of operations. In conjunction with the adoption of ASC 842 as described below, the remaining unamortized deferred gains of $9.2 million were recorded as a cumulative effect adjustment to equity as of January 1, 2019.

Restricted Cash — In November 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Accordingly, restricted cash will be included with cash and cash equivalents when reconciling the beginning-of period and end-of-period total amounts shown on the consolidated statements of cash flows. The Group adopted ASU 2016-18 beginning on January 1, 2019 and adopted the standard using a retrospective approach.

New Accounting Pronouncements Not Yet Adopted

Accounting for Financial Instrument Credit Losses — In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This standard requires that for most financial assets, losses be based on an expected loss approach which includes estimates of losses over the life of exposure that considers historical, current and forecasted information. Expanded disclosures related to the methods used to estimate the losses as well as a specific disaggregation of balances for financial assets are also required. The Group adopted ASU 2016-13 on January 1, 2020 with no material impact on its consolidated financial statements.

Goodwill Impairment — In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019. The impact of adopting this guidance on the consolidated financial statements is not material.

Simplifying the Accounting for Income Taxes — In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The amendments also improve consistent application of and simplify GAAP for other areas of ASC 740 by clarifying and amending existing guidance, such as the accounting for a franchise tax (or similar tax) that is partially based on income. This standard is effective January 1, 2021 for the Group. The Group is assessing the impact of adopting this guidance on its consolidated financial statements.

Reference Rate Reform — In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard included optional guidance for a limited period of time to help ease the burden in accounting for the effects of reference rate reform. The new standard is effective for all entities through December 31, 2022. The Company is examining the impact of this standard on its consolidated financial statements

3. GPM Investments, LLC

A. General

GPM is a Delaware limited liability company formed on June 12, 2002. Since December 2011, the Company holds ownership of GPM following acquisition by A.C.S. Stores Ltd., a fully owned subsidiary of the Company (“ACS”), of the full ownership and control of Arko Convenience Stores, LLC (“Arko Convenience”), which directly holds membership units in GPM.

Harvest Transaction

On January 6, 2017, definitive agreements were signed among Arko Convenience, GPM Member LLC (“Holdings”) and GPM HP SCF Investors, LLC, an unrelated US investment fund (“HP SCF”) for a transaction, which closed simultaneously with the signing, in which HP SCF purchased membership units in GPM as follows (collectively, the “Harvest Transaction”):

•

HP SCF purchased from Arko Convenience and from Holdings all of the new preferred member units of GPM, that were equally held by Arko Convenience and Holdings in consideration for approximately $47.5 million.

•	HP SCF purchased from Holdings common units (class C) of GPM that represented approximately 2.6% of the common units of GPM in consideration for approximately $15.0 million.

The Unit Purchase Agreement that was signed (the “Harvest UPA”) includes, among other things, representations by GPM regarding its assets, liabilities and business as customary in these kinds of transactions. Arko Convenience, Holdings and GPM undertook to indemnify HP SCF for losses or damages that resulted from inaccuracy or breach of the representations up to limited amounts and subject to limited periods as set forth in the UPA, and in all cases (other than fraud) not more than the consideration paid by HP SCF. In the event HP SCF is entitled to such indemnification from Arko Convenience and Holdings, Arko Convenience shall bear 38% and Holdings shall bear 62% of all such amounts to the extent the breach is with respect to representations from GPM.

Ares Equity Transaction

On February 28, 2020, GPM entered into agreement (the “Ares Purchase Agreement”) with Ares Capital Corporation and certain funds managed or controlled by Ares Capital Management (collectively, “Ares”) in which for consideration of $20.0 million (prior to transaction costs), GPM issued to Ares membership units representing 2.0% of GPM’s equity on a fully diluted basis (the “Class F Membership Units”), together with warrants (the “Ares Warrants”) that for an exercise price of $10.0 million in the aggregate (subject to customary adjustments including in the event of certain distributions) can be exercised to acquire membership units that represent 1.0% of GPM’s equity (on a fully diluted basis) as of February 28, 2020 (the “Ares Closing Date”).

The Ares Warrants are exercisable up to the earliest of: (1) eight years and three months from the date of issuance; (2) the completion of sale subsequent to the Trigger Event (as defined in section F.(4) below); and (3) the later of six months after the Call Option is exercised (as defined below) and 42 months from the issuance date. The Ares Warrants will be exercisable to Class G Membership Units that will rank equal to the existing common membership units of GPM, with no priority in distributions or liquidations.

GPM has the right at any time to redeem the Class F Membership Units (in full and not in part) (the “Call Option”) for consideration (the “Call Option Price”) as follows: (1) approximately $27.3 million up to three years from the date of issuance; (2) approximately $33.6 million after the third year and up to the end of five years from the date of issuance; (3) approximately $45.8 million after the fifth year and up to the end of eight years from the date of issuance: and (4) approximately $45.8 million plus 10.5% per annum (quarterly accrued) up to the date the call option is exercised if exercised after the eighth year. All distributions paid to the Class F Membership Units (other than tax distributions) will be deducted from the Call Option Price, to the extent paid.

The Ares Purchase Agreement includes, among other things, representations and warranties by GPM as customary and includes an undertaking by GPM to indemnify Ares for losses that result from inaccuracy of the representations included in the Ares Purchase Agreement, GPM’s breach of the undertakings according to the Ares Credit Agreement and tax liabilities that relate to the period before the issuance to Ares, all up to an aggregate amount of the Call Option Price and provided that amounts paid will be deducted from any amounts to be paid on account of the Class F Membership Units.

B. Membership Units of GPM

At the closing of each of the Harvest Transaction and the Ares Transaction, an amended and restated LLC agreement that regulates the rights between the holders of the membership units of GPM was signed and came into force between the members (the “LLC Agreement”).

Below are details regarding the membership units of GPM and the rights to which they are entitled and the holders as of December 31, 2019, 2018 and 2017 and as of the issuance date of the consolidated financial statements (as defined in Note 24 below). As a result of the existence of different rights which the members units are entitling, the Group’s investment in GPM is accounted for under the HLBV method as defined in Note 2 above.

Type of Membership Unit and Holder	Rights attached to the Membership Units	Number of Units Authorized, Issued and Paid *	Holding Percentage
			As of December 31, 2019, 2018 and 2017	As of the issuance date of the consolidated financial statements (following the Ares Transaction)
Class B common membership units (Arko Convenience)	Rights to distributions, voting and right to appoint five managers to GPM’s Board of Managers	10,990.54 units[1] (as of the Ares Transaction became 10,198.12 units)	75% of the common membership units and the voting rights; effectively approximately 69.4% of the equity	Approximately 73.38% of the common membership units and the voting rights; effectively approximately 67.99% of the equity

Class C common membership units (Holdings)	Rights to distributions, voting and right to appoint two managers to GPM’s Board of Managers	3,282.31 units (as of the Ares Transaction became 3,045.66 units)	Approximately 22.4% of the common membership units and the voting rights; effectively approximately 20.7% of the equity	Approximately 21.92% of the common membership units and the voting rights; effectively approximately 20.30% of the equity

Class E common membership units (HP SCF)	Rights to distributions, voting and right to appoint up to two managers to GPM’s Board of Managers	381.203 units (as of the Ares Transaction became 353.72 units)	Approximately 2.6% of the common membership units and the voting rights; effectively approximately 2.4% of the equity	Approximately 2.55% of the common membership units and the voting rights; effectively approximately 2.36% of the equity

Class F common membership units (Ares)	Rights to distributions, voting and right to appoint an observer to GPM’s Board of Managers, other rights as described below	300 units issued on February 28, 2020	—	Approximately 2.15% of the common membership units and the voting rights; effectively 2.00% of the equity

Senior preferred member units (HP SCF)	No voting rights, other rights as described in footnote 2 below	475 units (as of the Ares Transaction became 1,102.50 units)	100% of the senior preferred member units and no voting rights; approximately 7.5% of the equity	100% of the senior preferred member units and no voting rights; approximately 7.35% of the equity

* The changes to the LLC Agreement as made on the Ares Closing Date included a change in the number of membership units that each holder owns (the updated number is as shown above), without changing the percentage that each holder owned prior to the issuance of units to Ares.

1.

The Class B units amount (prior to the Ares Transaction) included 1,236.49 Class B units purchased in 2014 from Holdings in consideration of $4.0 million due on the earliest of August 31, 2021, a capital call requirement and the date of an initial public offering of GPM’s securities. On February 28, 2020, said consideration was fully paid.

2.

The senior preferred member units grant their holders: (a) the right to 7.35% of distributions made by GPM, however, if the distributions are not generated out of Operating Cash Flow (as defined in section C. below), then the holders of the senior preferred member units shall be entitled to all such distributions up to the amount invested by HP SCF in the purchase of the senior preferred member units ($47.5 million less any and all distributions and other payments previously made in respect of such senior preferred member units other than tax distributions to HP SCF), unless approved by HP SCF to make such distribution on a pro rata basis to all unit holders, and (b) preference in receiving the amount invested in the purchase of the senior preferred member units in the event of foreclosure, bankruptcy etc. (less any and all distributions and other payments previously made in respect of such senior preferred member units other than tax distributions to HP SCF).

As a result of the rights of the senior preferred member units, including the preference given to HP SCF in the event of liquidation, insolvency etc. in respect of the amount investment for the senior preferred member units, HP SCF investment was classified in the equity as “non-controlling interests.” Also as a result of this, the Group’s investment in GPM continues to be accounted for under the HLBV method as defined in Note 2 above and the non-controlling interest in GPM as a result of the senior preferred member units are calculated from the closing date of the Harvest transaction according to the higher of, the preference amount of the Senior preferred member units and the pro rata portion of the Senior preferred member units in the book value of GPM’s equity; and the portion of the Group’s and the non-controlling interest in the equity and in the net income (loss) of GPM, resulting from the common membership units of GPM, is calculated after attribution was made (if required) to the Senior preferred member units, according to their relative holdings percentages in the common member units of GPM.

3.

The LLC Agreement includes certain provisions and restrictions with regard to the transfer of GPM’s membership units that include, among others, rights of first offer, tag-along rights, drag-along rights and first offer issuance rights. These rights shall be cancelled upon an initial public offering of GPM’s or its subsidiary’s securities (other than GPMP) (a “GPM IPO”).

4.

According to an amended Registration Rights Agreement, on the date of a GPM IPO, if and insofar as there will be any, each of the holders of the membership units will have the right to require that GPM register the membership units held by them pursuant to the securities laws of the US and include them within the framework of the future listing of GPM’s membership units, on the terms provided in the Registration Rights Agreement.

C. Significant Restrictions That Apply to the Group for its Holding in GPM

Future Distributions by GPM

The Board of Managers of GPM will determine and approve if GPM has distributable cash, subject to the discretion of the Board of Managers of GPM and the restrictions and provisions determined with regard to making the aforesaid distributions in agreements to which GPM is party to, including the restrictions stated in Notes 11 and 24 below.

According to the LLC Agreement, distributions of distributable cash made by GPM, following such approval of the Board of Managers of GPM made by a simple majority, out of current cash flow of GPM or as a result of proceeds following a sale-leaseback of owned real estate assets or the sale of non-core assets which do not materially reduce the EBITDA of GPM (collectively, the “Operating Cash Flow”), will be distributed on a pro rata basis to all unit holders (including the holders of the senior preferred member units) based on their capital allocation percentage in GPM. Any other distributions shall be made first to the holders of the senior preferred member units up to the amount invested by HP SCF in the purchase of the senior preferred member units ($47.5 million less any and all distributions and other payments previously made in respect of such senior preferred member units other than tax distributions to HP SCF), unless approved by HP SCF to make such distribution on a pro rata basis to all unit holders. Following the distribution to the preferred member units in the total amount of $47.5 million, distributions up to an aggregate $47.5 million will be distributed on a pro rata basis to all common unit holders in GPM. Any distributions over such $47.5 million amount will be on a pro rata basis to all unit holders (including to the holders of the senior preferred member units) based on their capital allocation percentage in GPM.

To the extent distributable cash is available, GPM is required to make distributions to its members equal to each member’s tax liability based on such member’s taxable amounts as reflected on the annual Form K-1. Such distributions will be considered a prepayment of future distributions to which the member would be entitled, other than distributions to the Class F Membership Unit holders in an amount equal to the tax liability of the Class F Membership Units (including profits arising from the sale of the units) which will not be considered as a prepayment of future distributions to which the member would be entitled.

According to the LLC Agreement, at the discretion of GPM’s Board of Managers, it is entitled to make monthly management distributions of up to $1.0 million annually to the Class B, Class C, Class E and senior preferred member unit holders pro rata based on their percentage in the equity, on account of future distributions.

D. Protective and Other Rights Granted to Holdings in Respect of its Holding in GPM

The decisions of the GPM’s Board of Managers will be made by a simple majority, with the exception of decisions relative to various transactions as specified in the LLC Agreement (including transactions between GPM and the owners of the participating units and / or related parties and transactions that affect the rights of the participating units), under which the required majority includes at least one representative appointed by Holdings (by virtue of its holding in Class C participation units). This stipulation will be revoked upon a GPM IPO.

E. Protective and Other Rights Granted to HP SCF in Respect of its Holding in GPM

In addition to the rights granted to holders of Class C participation units, as specified in section D. above, as long as GPM’s capital includes the preferred units or no public issuance of GPM has taken place at the minimum fundraising level stipulated in the LLC Agreement, an approval of at least one representative on GPM’s Board of Managers appointed by the HP SCF (by virtue of their holding in Class E participation units) will be required for decisions as specified in section (4) below.

Under the LLC Agreement, the key terms granted to HP SCF, the holders of the senior preferred member units, and the class E membership units are as follows:

(1)

In the event that HP SCF is required to sell the senior preferred member units and the class E membership units as a result of (i) a sale of all or substantially all of the assets of GPM or (ii) a transfer to a third party at the discretion of GPM of more than 50% of the outstanding units of each class, or (iii) an exercise by Arko Convenience of its drag along rights, the minimum amount to which HP SCF will be entitled to in consideration for all of the senior preferred member units shall be no less than the balance between its investment amount and the sum of all prior distributions and payments actually made in respect of the sale of the senior preferred member units. If any amount will be required in order to reach such minimum amount, then the holders of the class B and class C membership units will be required to pay such make whole amount on a 50%-50% basis. Similar make whole commitment with respect with the class E membership units expired in January 2019.

(2)

HP SCF’s approval will be required to any change of control in GPM that results in Arie Kotler no longer retaining the power to direct the management or policies of GPM (not including in the event of a sale of all or substantially all of the assets of GPM occurs) (“Change of Control”), unless a right of first offer was provided to HP SCF to purchase controlling membership units in GPM. In the event of a Change of Control without the occurrence of any of the following (i) receiving HP SCF’s approval, (ii) providing HP SCF a right to tag-along in the sale of the control in GPM by way of selling all its units in GPM, or (iii) exercise with respect to all HP SCF’s holdings in GPM of a drag-along right, HP SCF shall have the right for six months following the Change of Control to trigger a Buy/Sell (“Harvest BMBY”).

In addition, in the event that Arie Kotler no longer holds any shares of the Company, his position as Chief Executive Officer (“CEO”) of GPM shall be automatically terminated, and the appointment of a new CEO of GPM will require HP SCF’s consent (subject to section (4) below).

(3)

If at the end of 7.5 years and/or 9.5 years from the closing of the Harvest Transaction, GPM has not offered HP SCF to acquire all of its holdings in GPM for an amount per unit that reflects a total consideration of approximately $126.5 million or approximately $161.0 million (respectively and subject to reduction to such amounts in the event of a change in HP SCF’s holdings during that period), HP SCF shall be entitled to trigger a Harvest BMBY up until the end of 12.5 years from the closing of the Harvest Transaction. In any event, commencing 30 days following 9.5 years from the closing of the Harvest Transaction, HP SCF’s liquidation preference and distribution preference will be terminated and so will all its rights with respect to a Change of Control or a sale as set described above. For details regarding restrictions included in financing agreements related to the payments GPM is allowed to pay for the HP SCF units, refer to Notes 11 and 24 below.

(4)

The LLC Agreement provides HP SCF with minority protection rights that include, among other things, (a) the requirement for the consent of at least one manager appointed by Harvest (the “HP SCF’s Representative”) for the appointment of the Chairman, President or CEO of GPM (or its replacement), related-party transactions and issuance of new member units with preference or equal rights to those provided to HP SCF; (b) to a material change in the activities of GPM; and (c) to a deviation from the leverage ratio financial covenant as defined in the Ares Credit Agreement as described in Note 24 below, of 5.5 to 1. In the event of resolutions or actions taken in the matters specified in (a), (b) or (c) above without the consent of the HP SCF’s Representative, HP SCF shall be entitled, as a sole remedy, for a period of six months from the date of the breach to initiate a Harvest BMBY (as set forth in section (5) below).

(5)

The LLC Agreement defines the Harvest BMBY mechanism in the event HP SCF initiates a Harvest BMBY at circumstances as described in sections (2), (3) and (4) above. According to the agreed mechanism, if HP SCF initiates a Harvest BMBY and Arko Convenience chooses not to purchase the units held by HP SCF for consideration reflecting the value proposed by HP SCF in the Harvest BMBY, then HP SCF shall not be obligated to purchase the units held by Arko Convenience and Holdings, but in such event, HP SCF shall not be entitled to initiate an additional Harvest BMBY based on the same circumstances.

(6)	The senior preferred member units shall not be diluted in the event of a capital contribution to GPM made by its existing membership unit holders.

(7)

The minority protection rights as set forth in the LLC Agreement including the terms specified in sections (1) through (5) above, shall terminate in the event of an initial public offering of GPM with a minimal initial offering above an amount agreed in the LLC Agreement (the LLC Agreement remained similar provisions with regard to Holdings that include a lower threshold for the initial offering amount that will terminate certain provisions with regard to Holdings).

F. Protective and Other Rights Granted to Ares in Respect of its Holding in GPM

Under the LLC Agreement, the key terms granted to Ares, the holders of the Class F Membership Units, are as follows:

(1)

The Class F Membership Units have preference over all other membership units in the event of liquidation, amounting to $20.0 million during the first three years and at the end of each third, fifth and eighth year from the Ares Closing Date will be raised to the Call Option Price (as defined above) which was in effect for the period prior to the period in which the liquidation occurs. After the end of the eighth year, the priority amount will be increased in case of liquidation at a rate of 10.5% per annum (quarterly compounded). From the aforementioned amounts will be deducted all distributions paid to the Class F Membership Units (other than tax distributions) until that time to the extent paid.

(2)

In the event of a GPM IPO with a minimal initial offering above an amount agreed in the LLC Agreement, the Class F Membership Unit holders shall have the right of their choice to receive the greater of their pro rata share of the securities offered in the offering or a cash payment according the Call Option Price relevant at that time.

(3)

In the event of a change of control in GPM resulting from a decision of GPM including an event in which GPM sold its assets (“GPM Approved Event”), the holders of Class F Membership Units will be entitled to the greater of the consideration paid for Class F Membership Units sold as a result of the change of control (to the extent sold) or the Call Option Price. In the event that the change of control is not the result of a GPM Approved Event, to the extent that, as part of the change of control, Class F Membership Units were sold for a consideration that did not reach the Call Option Price, GPM’s members (other than the Class F Membership Units holders) would be responsible for completing the proceeds of the Call Option Price on a pro rata basis. In the event that the change of control is not a result of a GPM Approved Event and no Class F Membership Units were sold as part of it (including in the event that either Arie Kotler or Morris Willner ceased to be the controlling shareholders in GPM), the holders of the Class F Membership Units will be entitled to the Call Option Price provided that if the payment is not made, this will constitute a Trigger Event, as set out in section (4) below, without GPM or any of its members having as obligation to make the payment.

(4)

To the extent that the Call Option has not been exercised by GPM until close to the expiration of eight years from the date of issuance of the Class F Membership Units, or in the case of bankruptcy or liquidation of GPM, or in the case of non-payment due to the event stated in section (3) above (collectively, the “Trigger Events”), the holders of Class F Membership Units will have the right to initiate a Buy/Sell mechanism (the “Ares BMBY”). Under the Ares BMBY mechanism, the holders of the Class F Membership Units will offer the other Company members to purchase from it all of the Class F Membership Units and if the other Company members choose not to purchase the Class F Member Units, then they will be obligated to sell to the Class F Membership Unit holders their holdings in GPM, for a consideration reflecting the same value for GPM. If the holders of the Class F Membership Units do not exercise their right to initiate the Ares BMBY, the members of GPM will immediately commence a process of selling GPM so that from the proceeds of the sale, the holders of the Class F Membership Units will be paid at least the Call Option Price. As the circumstances of such sale exist as stated but a sale is not completed until eight years from the date of issuance, the Class F Membership Units will be entitled to take any action required to execute such sale (including drag along rights with respect to the units held by the other Company members).

(5)

The LLC Agreement provides that, as long as the Class F Membership Units exist or there has not been a GPM IPO at a minimum offering as stated in section (2) above, the Class F Membership Unit holders will have minority protection rights that include, among other things, the need for the majority of the Class F Membership Unit holders’ consent to related-party transactions, to the assumption of obligations that will result in a leverage ratio (as defined in the Ares Credit Agreement detailed in Note 24 below) greater than 5.5 to 1 (or 6.0 to 1 if the additional debt is at the GPMP level) and for the issuance of units with excess rights.

G. Limited Partnership

Formation of GPMP

GPMP commenced its operation in January 2016, as part of completion of the private issuance described below, and from thereafter the following applies:

1.

Fuel distribution agreements — GPMP is a party to all of the agreements with fuel suppliers relating to the supply of fuel to the Group (including the agreements GPMP assumed on January 12, 2016) and GPM guarantees the obligations under certain of such agreements.

2.

Distribution agreements with GPM — GPM and its subsidiaries are engaged with GPMP in exclusive supply agreements pursuant to which the purchase of fuel from GPMP is done at GPMP’s cost of fuel including taxes and transportation plus a fixed margin, which was 4.5 cents per gallon as of December 31, 2019. Such supply agreements have a duration of 10 years from the date they were entered into except that for sites acquired after the date such supply agreement was signed, the supply agreement extends, with respect to such acquired sites, for 10 years from the date of the applicable acquisition.

3.

The relationship between GPM and GPMP with respect to new transactions — Until the earlier of (i) 10 years following January 12, 2016 or (ii) the consummation of an initial public offering (“IPO”) of GPMP, in the event that GPM or any entity controlled by GPM proposes to acquire any retail or wholesale fuel distribution assets, GPMP shall have the right to purchase the fuel supply activity, or will otherwise distribute fuel to GPM for sale at such acquired assets at a lower fixed margin than mentioned in 2. above.

Private issuances

An agreement with an unrelated US investment company – On January 11, 2016, GPM and certain of its subsidiaries including GPMP, signed an agreement with an unrelated US investment company through two of its funds (collectively, the “Investor”), pursuant to which, within the framework of a private placement, on January 12, 2016, the Investor acquired limited partnership units of GPMP. At the closing, GPMP issued to the Investor 3.5 million Class A Preferred Units (“A Units”), which entitled it to 22.46% of the limited partnership interests in GPMP at that time, in exchange for $20 per unit (total consideration of $70 million).

In addition, the Investor was granted certain minority protection rights including, among others, tag along rights, preemptive rights, the right to appoint one director to the Board of the General Partner and the requirement to receive such director’s approval for certain decisions, all as set forth in the agreements between the parties. These rights will expire upon the conversion of the A Units to common units as specified below, to the extent such conversion takes place.

Upon an IPO, all A Units will be converted into common units, provided that the Investor will be entitled to common units at a value that results in at least a 10% return (calculated on an annualized basis) on the amount of its investment in GPMP. If necessary, at the time of the offering, the Investor will be granted common units representing more than its proportionate share in A Units or will receive cash for such excess. In an IPO, as requested by the General Partner, the holders of A Units will be required to sell up to 50% of their converted common units. After the IPO, the holders of A Units that will be converted will be granted certain registration rights to enable them to sell their common units to the public, subject to the rules of the applicable stock exchange and securities laws, applicable lock up agreements and so on.

If the A Units are still outstanding as of January 12, 2021, GPM will have the right to purchase the A Units in exchange for 105% of the purchase price (plus the monthly distributions that were not made to the Investor until the redemption and the current month’s distribution, the “Accrued Distributions”).

In the event that GPMP (i) redeems each outstanding A Unit and (ii) consummates the IPO within the 12 month period following the closing of any such redemption at a value that would have resulted in the holders of the redeemed A Units receiving common units having an aggregate value in excess of the aggregate amount received by such holders of A Units in such redemption (such excess, the “IPO Excess Amount”), then GPMP shall, within 30 days of the closing of the IPO, pay to the redeemed holders of A Units an amount equal to the IPO Excess Amount.

If any of the following events occur: (1) a change in control (other than an IPO or certain transactions as specified in GPMP’s Agreement of Limited Partnership); (2) failure to pay the minimum monthly distribution on the A Units in full for eight months (consecutive or cumulative) following four consecutive months of non-payment in full; or (3) the A Units are still outstanding more than five years from closing, then upon request from the Investor, the General Partner shall cause GPMP to do one of the following (with the selection being at the discretion of the General Partner): (a) redemption of the A Units in cash for the purchase price plus the Accrued Distributions (provided that in the case of clauses (1) and (2) the purchase price shall be 103% of the purchase price plus the Accrued Distributions); (b) the sale of the assets of GPMP followed by a distribution of the proceeds thereof with priority to the A Units; (c) an initial public offering; or (d) increasing minimum monthly distribution on the A Units by 50%.

Provisions of the agreements signed with the Investor include a commitment to indemnify the Investor related to tax matters and certain limited other matters as specified in the agreement between the parties.

Fuel USA Acquisition — In connection with the March 8, 2016 closing of the Fuel USA Acquisition, on March 1, 2016, the Apple Seller was issued AQ Units with rights as described below.

The Apple Seller was granted certain minority protection rights including, among others, tag along rights, all as set forth in the Agreement of Limited Partnership. These rights will expire upon the conversion of the AQ Units to common units as specified below, to the extent such conversion takes place.

Upon an IPO, all of the AQ Units will be converted into common units, however, the Apple Seller will be entitled to common units at a value that results in at least the $16.9 million deemed capital contribution to GPMP. If necessary, at the time of the offering, the Apple Seller will be granted common units representing more than its proportionate share in the AQ Units or will receive cash for such excess (the “Downside Protection”).

On the Fuel USA Acquisition closing date, the fair value of the Downside Protection was approximately $1.8 million using the Black-Scholes pricing model taking into consideration the probability of an IPO and was included in the equity attributable to the non-controlling interests.

In addition, as part of the Fuel USA Acquisition, a put option was issued by the Group to the Apple Seller, under which, if for any reason GPMP had not consummated the IPO by August 2017, the Apple Seller was entitled to require GPM or its designees to purchase at least 51% of the Apple Seller’s units for a price of $20 per unit (the “Put Option”).

The unexercised Put Option expired on August 28, 2017. This resulted in the extinguishment of the Put Option Liability which caused an increase of $7.2 million in the equity attributable to the shareholders of the Company (after tax implications) and an increase of $2.8 million in the equity attributable to the non-controlling interests.

Issuance in connection with the closing of the Riiser Acquisition — In connection with the closing of the Riiser Acquisition (as described in section H below), on December 3, 2019, the Riiser Seller was issued approximately 348 thousand Class X GPMP units at a price of $43.36 per unit (the “Class X Units”) with a value of approximately $15.1 million (the “Class X Unit Value”). The Class X Units are entitled to monthly distributions that represent on an annual basis 8% of the Class X Units’ value, subject to the waterfall described below.

Immediately following the issuance, the Riiser Seller transferred to GPM Class X Units that represented 0.14% of the total limited partnership units of GPMP on that date, in consideration for GPM taking upon itself certain environmental and maintenance liabilities of the Riiser Seller according to the purchase agreement, which were estimated as of the closing date at approximately $1.5 million.

Upon an IPO, the Class X Units holders are entitled to a Downside Protection at a value that results in at least the $15.1 million (the “Riiser Downside Protection”).

On the Riiser Acquisition closing date, fair value of the Riiser Downside Protection related to the Riiser Seller was approximately $0.3 million using the Black-Scholes pricing model taking into consideration the probability of an IPO and was added to the ‘Non-controlling interest’ in the consolidated balance sheets.

The Riiser Seller was granted certain minority protection rights including, among others, tag along rights, all as set forth in the Agreement of Limited Partnership. These rights will expire upon the conversion of the Riiser Seller’s Class X Units to common units as specified above, to the extent such conversion takes place.

Issuance to GPM and its subsidiaries — Throughout 2016 through 2019, following the closing of certain acquisitions, GPMP issued to GPM’s subsidiaries partnership units in exchange for entering into additional supply agreements, or amended existing supply agreements, pursuant to which GPM and its subsidiaries will purchase fuel from GPMP with a 10 year term for the newly acquired sites at GPMP’s cost of fuel including taxes and transportation plus a fixed margin.

As a result, as of December 31, 2019, GPM’s (direct and indirect) interest in GPMP is approximately 80.68% of the limited partnership interests of GPMP (approximately 80.54% through Class B Units and 0.14% through Class X Units), the Investor’s interest in GPMP is approximately 14.52%, the Apple Seller’s interest in GPMP is approximately 3.50% and the Riiser Seller’s interest is approximately 1.30%.

Distribution rights according to GPMP’s Agreement of Limited Partnership

The following are the GPMP’s Agreement of Limited Partnership provisions with regard to distributions, as has been amended and restated through the date of these consolidated financial statements:

1.

Distributable cash earned will first be distributed to holders of A Units up to $0.1667 per month in respect of each unit (a total of $2 per year, representing 10% of the purchase price per unit), second to the holders of the AQ Units up to $0.1333 per month in respect of each unit (a total of $1.60 per year, representing 8% of the purchase price per unit), third (from and after December 3, 2019) to the holders of the X Units up to $0.2890 per month in respect of each unit (a total of $3.468 per year, representing 8% of the purchase price per unit), fourth to the holders of the B Units (GPM and certain of its subsidiaries) up to $0.1333 per month in respect of each unit (a total of $1.60 per year, representing 8% of the purchase price per unit), fifth (from and after February 1, 2020) to the General Partner based on the formula specified in 2. below, sixth to the holders of the AQ Units and B Units pro rata up to $0.0334 per month in respect of each unit and seventh to the holders of the A Units, AQ Units and B Units pro rata up to $0.1223 per month in respect of each unit for the period commencing from December 3, 2019 (distributions which will bring them to a total of $0.2890 per unit per year). Any distributions above the minimum monthly amounts will be paid to all limited partners on a pro rata basis.

The distribution of cash earned every month will be according to the above waterfall and if in a certain month the distributable cash is insufficient to make the full distribution to all the tiers described above since the date such entitlement commenced, then the entitlement will accrue and will be made out of cash earned in the following month after the payment of the monthly distribution up to and including the tier that has accrued distributions (prior to the distribution to the next tier).

Additionally, if there is sufficient distributable cash to make the full distribution of the minimum monthly amount on the A Units but GPMP elects not to make such full distribution, the accrued amount will be calculated at $0.25 per A Unit (instead of $0.1667 per A Unit).

As of December 31, 2019, Class B units and Class AQ units have an accrued amount of approximately $6.3 million on account of the sixth tier above, which will be paid prior to making any distributions other than the payment of the monthly distribution up to and including the sixth tier specified above.

2.

Commencing from February 2020, the General Partner is entitled to a distribution from GPMP in an annual amount of $4.0 million (approximately $333 thousand per month) and commencing from the date the annual 2020 financial statements are issued, the distribution will be the greater of $4.0 million per year or 3.5% of the gross profit of GPMP according to its financial statements. The General Partner distribution will be paid according to the waterfall described in 1. above.

H. Acquisitions

Riiser Acquisition

On December 3, 2019, the Group purchased 64 company-operated sites (the “Purchased Sites” and the “Acquired Activity”) located in Wisconsin (the “Riiser Acquisition”) from a third party (the “Riiser Seller”).

At the closing, the Group purchased and assumed, among other things, agreements with suppliers (other than fuel suppliers), lease agreements relating to all the Purchased Sites, equipment at the Purchased Sites, franchises and licenses for use of trade names, inventory and goodwill with regard to the Acquired Activity. In addition, at the closing, the Riiser Seller contributed to GPMP all of the Riiser Seller’s rights to existing fuel supply contracts with fuel suppliers and the right to supply fuel to the Purchased Sites.

The majority of the Purchased Sites are leased from third parties. The annual rent for the Purchased Sites is approximately $7.6 million, to be increased during the terms of the leases as customary.

The cash consideration paid at closing was approximately $27.8 million, as detailed below:

•

An amount of $13.2 million was paid by GPM, out of which $6.8 million was paid for cash and inventory at the Purchased Sites on the closing date and other adjustments. This was financed with the GPM PNC Line of Credit (as described in Note 11 below). To the extent the store level EBITDA of the Acquired Activity (as defined by the parties) for 2020 is less than the amount specified in the purchase agreement, then the consideration paid by GPM will be reduced by a mechanism as determined in the purchase agreement, but in no event by more than $3.4 million.

•	An amount of approximately $14.6 million was funded by GPMP by use of the Capital One Line of Credit (as described in Note 11 below).

In addition, approximately $15.1 million was paid to the Riiser Seller by way of issuing limited partnership units of GPMP as described in section G above.

The purchase agreement includes the Riiser Seller’s undertaking with regard to indemnification subject to certain time and amount limitations as determined in the purchase agreement. Such Riiser Seller’s undertakings will be guaranteed by a pledge in favor of the Group of the Riiser Seller’s Class X Units having a value of $3.0 million.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$13,186
Non-controlling interest in GPMP	13,893
GPMP Capital One Line of Credit	14,600
Payable to Riiser Seller	320
Less: asset resulting from contingent consideration	(2,088)

Total consideration	$39,911

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$489
Inventory	6,973
Other current assets	235

Current assets	7,697
Property and equipment, net	15,345
Trade name	1,000
Right-of-use assets under operating leases	75,171
Other non-current assets	699
Deferred tax assets	3,324

Non-current assets	95,539
Other current liabilities	(1,395)

Current liabilities	(1,395)
Other non-current liabilities	(14)
Environmental liabilities	(153)
Asset retirement obligations	(4,226)
Operating leases	(87,458)

Non-current liabilities	(91,851)
Total identifiable net assets	9,990

Goodwill	29,921
Consideration paid in cash	27,786
Less: cash and cash equivalent balances acquired	(489)

Net cash outflow on acquisition date	$27,297

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing date, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the trade name on the date of acquisition was five years.

As a result of the business acquisition, the Company recorded goodwill of approximately $29.9 million, all of which was allocated to the GPMP segment and attributable to the opportunities to expand into new geographic locations and add a significant amount of volume to the GPMP segment. None of the goodwill recognized is tax deductible for US income tax purposes.

Acquisition-related costs amounting to approximately $0.9 million have been excluded from the consideration transferred and have been recognized as an expense within the other expenses (income), net line in the consolidated statements of operations for the years ended December 31, 2019. No acquisition-related costs were recognized for the years ended December 31, 2018 and 2017.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2019 for the period subsequent to the closing date. For the period from the closing date through December 31, 2019, the Company recognized $15.2 million in revenues and an immaterial amount in net income (loss) related to the Riiser Acquisition.

Additional 2019 Acquisitions

Town Star Acquisition — On April 2, 2019, the Group purchased from a third party 18 company-operated convenience stores and gas stations located in Florida, which were leased from third parties (the “Town Star Acquisition”). The consideration paid on account of the Town Star Acquisition (including transition service agreement costs of $1.2 million) was approximately $4.1 million and were primarily financed with the GPMP Capital One Line of Credit (as described in Note 11). At the closing, GPMP purchased the right to supply fuel to the acquired sites in exchange for GPM amending its fuel supply agreement with GPMP for 10 years with respect to such acquired sites. The seller was in a Chapter 11 bankruptcy proceeding.

Cash and Sons Acquisition — On October 16, 2019, GPM purchased from a third party five company-operated convenience stores and gas stations located in Arkansas (the “Cash and Sons Acquisition”). The consideration paid at closing was approximately $3.0 million plus $0.5 million primarily for the value of cash and inventory in the stores on the closing date. As part of the purchase agreement, GPM leases the stores under a master lease from the seller for 15 years, with six additional five year options. The master lease contains purchase options granting GPM the right to purchase the sites.

The details of these two additional business acquisitions were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$867
GPMP Capital One Line of Credit	5,500

Total consideration	$6,367

Assets acquired and liabilities assumed at the dates of acquisition:
Cash and cash equivalents	$77
Inventory	1,623
Other current assets	98

Current assets	1,798
Environmental receivables	18
Property and equipment, net	3,910
Right-of-use assets under operating leases	20,189
Options to acquire ownership rights	1,315
Other non-current assets	20

Non-current assets	25,452
Other current liabilities	(215)

Current liabilities	(215)
Environmental liabilities	(431)
Asset retirement obligations	(768)
Operating leases	(19,291)
Deferred tax liabilities	(29)
Other non-current liabilities	(8)

Non-current liabilities	(20,527)
Total identifiable net assets	6,508

Bargain gain recorded on the Town Star Acquisition	(406)
Goodwill recorded on the Cash and Sons Acquisition	265
Consideration paid in cash	6,367
Less: cash and cash equivalent balances acquired	(77)

Net cash outflow on acquisition dates	$6,290

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing date, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the options to acquire ownership rights on the date of acquisition was approximately 10 years.

The Town Star Acquisition resulted in a gain on bargain purchase of approximately $0.4 million which represented the difference between the fair value of the assets acquired and liabilities recognized of approximately $3.3 million and the total fair value of the consideration transferred of approximately $2.9 million, and was primarily the result of the seller being in bankruptcy. The Company recognized this gain within the other expenses (income), net line item in the consolidated statements of operations.

As a result of the Cash and Sons Acquisition, the Company recorded goodwill of approximately $0.3 million. The goodwill was fully allocated to the GPMP segment and attributable to the opportunities to expand within existing geographic locations and add volume to the GPMP segment. None of the goodwill recognized is tax deductible for US income tax purposes.

Acquisition-related costs amounting to $2.0 million (which include a transition service agreement with the Town Star seller) have been excluded from the consideration transferred and have been recognized as an expense within other expenses (income), net line in the consolidated statements of operations for the year ended December 31, 2019. No acquisition-related costs were recognized for the years ended December 31, 2018 and 2017.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2019 for the period subsequent to the closing date. For the period from the closing dates through December 31, 2019, the Company recognized $46.1 million in revenues and $0.7 million in net loss related to these acquisitions.

Impact of Acquisitions (unaudited)

The following summary of the results of operations of the Company for the year ended December 31, 2019 is presented using the assumption that the Riiser Acquisition, the Town Star Acquisition and the Cash and Sons Acquisition had been effective January 1, 2019. These pro forma results of the Company have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred as of January 1, 2019, nor is it indicative of future operating results.

Amount
(unaudited)
(in thousands)
Total revenue	$4,377,899
Net loss	(45,452)

E-Z Mart Acquisition

On December 21, 2017, GPM, together with GPM Southeast, LLC (“GPM SE”), a fully owned subsidiary of GPM, entered into a purchase agreement with unrelated third-parties (the “E-Z Sellers”) for the acquisition of retail activity that included 267 self-operated convenience stores and gas stations, wholesale activity that included fuel distribution to six sites and additional assets, in four states in the southern part of the US (the “E-Z Mart Acquisition”). The closing occurred on April 17, 2018.

At the closing, the E-Z Sellers: (i) sold to GPM SE the fee simple ownership in 48 sites, together with the fee simple ownership in two assets that are used for offices and maintenance and in seven land parcels; (ii) assigned to GPM SE the leases of 33 sites; (iii) leased to GPM SE 114 sites that remain owned by the E-Z Sellers, at terms specified below; (iv) sold to GPM the rights under the contracts with third-party fuel suppliers relating to the 273 sites and all of the rights to supply fuel to the sites (the “Fuel Distribution Rights”) and (v) sold to GPM SE and assigned to it the E-Z Sellers’ agreements with suppliers, equipment, inventory, intangible assets and other rights with regard to the 273 sites (all sites and assets described above, including purchased and assigned agreements, collectively, the “Acquired Operations”).

The total consideration paid to the E-Z Sellers was approximately $62.1 million (including post-closing adjustments of $2.3 million that were recorded at the closing date as a payable to E-Z Sellers primarily related to adjustments for cash and inventory and subsequently paid in June 2018), out of which approximately $26.5 million was for cash and inventory at the sites and other adjustments. A total of $35.0 million of the consideration was financed through a related-party loan from the Company, approximately $16.2 million was financed from the net proceeds of the sale-leaseback transaction completed in December 2017 as described in Note 2 above and the balance primarily from the GPM PNC Line of Credit.

The lease from the E-Z Sellers is for a term of 15 years, which can be extended for up to six additional five year terms, in consideration for an initial annual base rent payment of approximately $10.2 million, with increases during the term of the lease as set forth in the lease agreement. In addition to the rent, the E-Z Sellers are entitled to an additional amount for the E-Z Sellers to provide certain services for the benefit of the sites and payment of real property tax and insurance costs.

According to the lease terms, GPM has the option to purchase (which cannot be partially exercised) the fee simple ownership in 97 of the sites leased from the E-Z Sellers (the “option to acquire ownership rights”) for a purchase price of approximately $121 million. As a result of the purchase described in Note 7 below in November 2019, the purchase price of this option was reduced by approximately $6.6 million and five sites were taken off from the said option. The option can be exercised within the first three years from the closing or within 60 days of the expiration of the fifth year from the closing. To the extent the option is exercised and the closing of the purchase of the sites occurs prior to the expiration of the third year from the closing, the E-Z Sellers shall receive rent for a minimum period of three years from the closing of the E-Z Mart Acquisition in addition to the exercise price. In addition, during the lease term, GPM was granted a right of first refusal for the purchase of these sites if the E-Z Sellers wish to sell them to any third party.

Regarding up to five additional sites, the E-Z Sellers were granted the right to require GPM SE to purchase those sites, if the issues that prevented their sale at the closing date were cured within 12 months from the closing date, for a per site purchase price determined in the lease agreement (a total of approximately $10.5 million for all five sites). In November 2019, GPM purchased four of these sites as described in Note 7 below, and the E-Z Sellers’ right with regard to the fifth site expired.

Regarding seven additional sites, GPM SE has options to purchase each of those sites for a per site purchase price determined in the lease agreement (a total of approximately $11.0 million for all seven sites). The option to purchase each of the seven sites can be exercised at the same periods as the option to acquire ownership rights.

Simultaneously, at the closing, two US real estate funds purchased directly from the E-Z Sellers the fee simple ownership in 78 of the Purchased Sites for consideration of approximately $135 million and leased those sites as financing leases to GPM SE as follows:

•

The A REIT purchased 48 sites for approximately $82.8 million, which was paid directly by the A REIT to the Sellers. Simultaneously with the purchase, the A REIT and GPM entered into a master lease agreement for those sites for a term of 20 years, which can be extended for up to four additional five year terms, in consideration for an initial annual base rent payment of approximately $6.0 million.

•

An additional unrelated real estate fund (the “2nd REIT”) purchased 30 of the other sites for approximately $52.2 million, which was paid directly by the 2nd REIT to the E-Z Sellers. Simultaneously with the purchase, the 2nd REIT and GPM entered into a master lease agreement for all those sites for a term of 15 years, which can be extended for up to four additional five year terms, in consideration for an initial annual base rent payment of approximately $3.8 million.

The purchase agreement included provisions according to which up to 10 additional sites may be built by the E-Z Sellers on land parcels currently owned by the E-Z Sellers and leased to GPM (the “options to develop stores”).

Under the purchase agreement, the E-Z Sellers have a current responsibility to indemnify GPM for certain fundamental breaches of representations and warranties made by the E-Z Sellers as specified in the purchase agreement.

On the closing date, GPM contributed the Fuel Distribution Rights to GPMP in exchange for units of GPMP.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$52,244
GPM PNC Line of Credit	9,891

Total consideration	$62,135

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$1,112
Inventory	22,532
Other current assets	3,855

Current assets	27,499
Property and equipment, net	169,596
Option to acquire ownership rights	8,613
Options to develop stores	1,734
Trade name	9,185
Fair value of favorable leases	8,366
Environmental receivables	239

Non-current assets	197,733
Other current liabilities	(893)

Current liabilities	(893)
Other non-current liabilities	(105)
Environmental liabilities	(567)
Asset retirement obligations	(7,436)
Fair value of unfavorable leases	(19,131)
Deferred tax liability	(5,039)
Capital leases	(105,900)

Non-current liabilities	(138,178)
Total identifiable net assets	86,161

Bargain gain	(24,026)
Consideration paid in cash	62,135
Less: cash and cash equivalent balances acquired	(1,112)

Net cash outflow on acquisition date	$61,023

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing date, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the options to acquire ownership rights, the options to develop stores and the trade name on the date of acquisition was approximately five years each.

The business acquisition resulted in a gain on bargain purchase of approximately $24.0 million which represented the difference between the fair value of the assets acquired and liabilities recognized of approximately $86.2 million and the total fair value of the consideration transferred of approximately $62.1 million. The Company recognized this gain and recorded it within the other expenses (income), net line item in the consolidated statements of operations.

The Company believes there were several advantages to the E-Z Sellers embedded in the transaction which made the E-Z Sellers prefer the transaction with GPM according to the agreed upon terms. These advantages included, per the Company’s belief, primarily: (1) the preference for the sale of all the Purchased Sites to a buyer who would continue to operate and manage all the Purchased Sites under the E-Z Sellers’ brand (E-Z Mart), in view of the fact that E-Z Mart was a private, family-owned company that was established by the father of the Sellers and managed by the E-Z Sellers for 30 years; (2) the relatively high degree of certainty that the transaction would indeed be consummated, among other things, in light of the absence of a financing arrangement as a condition precedent to the transaction; (3) GPM’s proven track record of completing acquisitions of this scale in a timely and efficient manner in the past; (4) the lower likelihood of not requiring a second-round antitrust review or divestitures that might have been required in case of a sale to other convenience stores chains operating in the areas in which E-Z Mart operates; (5) the advantage in obtaining consents from E-Z Mart’s fuel suppliers for the sale to the GPM versus a sale to other convenience store chains that do not work with those fuel suppliers or that operate only unbranded gas stations; (6) economic advantages (including tax advantages) arising from the agreement with GPM, especially derived from the fact that the E-Z Sellers retained the real estate ownership in more than 100 sites and leased them under a long-term lease to GPM in consideration for rent, instead of an immediate sale of those sites; and (7) economic advantages (including tax advantages) for the EZ Sellers embodied in the future development of approximately 10 additional sites and their lease to GPM instead of an immediate sale of those sites.

Acquisition-related costs amounting to approximately $6.4 million and $0.4 million have been excluded from the consideration transferred and have been recognized as an expense within the other expenses (income), net line in the consolidated statements of operations for the years ended December 31, 2018 and 2017, respectively.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2018 for the period subsequent to the closing date. For the period from the closing date through December 31, 2018, the Company recognized $640.0 million in revenues and $6.8 million in net income related to the E-Z Mart Acquisition.

Additional 2018 Acquisitions

1-Stop Acquisition: On June 13, 2018, 11 convenience stores and gas stations located in Michigan were acquired (the “1-Stop Acquisition”). The consideration paid at closing was approximately $3.5 million plus $0.9 million primarily for the value of cash and inventory in the stores on the closing date less other adjustments, and was primarily financed with the GPMP KeyBank Revolving Credit Facility (as described in Note 11 below). At the closing, GPMP purchased the right to supply fuel to the acquired sites in exchange for GPM amending its fuel supply agreement with GPMP for 10 years with respect to such acquired sites. As part of the purchase agreement, GPM leases the stores from the former owner for 15 years, with six additional five year options.

Crenco Acquisition: On March 7, 2018, five convenience stores and gas stations located in the South Carolina, were acquired (the “Crenco Acquisition”). The consideration paid was approximately $5.3 million plus approximately $0.7 million for cash and inventory in the stores on the closing date, of which $5.0 million was financed with the GPMP KeyBank Revolving Credit Facility (as described in Note 11 below) and the remainder was primarily financed through the GPM PNC Line of Credit (as described in Note 11 below). At the closing, GPMP purchased the right to supply fuel to the acquired sites in exchange for GPM amending its fuel supply agreement with GPMP for 10 years with respect to such acquired sites. At the closing, GPM purchased three of the properties and leased the other two stores from the former owner. The leases each contain a purchase option granting GPM the right to purchase the sites.

The details of these two additional 2018 business acquisitions were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$1,194
GPMP KeyBank Revolving Credit Facility	8,300
GPM PNC Line of Credit	935

Total consideration	$10,429

Assets acquired and liabilities assumed at the dates of acquisition:
Cash and cash equivalents	$79
Inventory	1,630
Other current assets	94

Current assets	1,803
Environmental receivables	22
Property and equipment, net	5,240
Option to acquire ownership rights	1,397
Deferred tax asset	456

Non-current assets	7,115
Other current liabilities	(174)

Current liabilities	(174)
Environmental liabilities	(42)
Asset retirement obligations	(449)

Non-current liabilities	(491)
Total identifiable net assets	8,253

Goodwill	2,176
Consideration paid in cash	10,429
Less: cash and cash equivalent balances acquired	(79)

Net cash outflow on acquisition dates	$10,350

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing dates, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the options to acquire ownership rights on the date of acquisition was approximately six years.

As a result of the business acquisitions, the Company recorded goodwill of approximately $2.2 million. The goodwill was fully allocated to the GPMP segment and attributable to the opportunities to expand within existing geographic locations and add a significant amount of volume to the GPMP segment. None of the goodwill recognized is tax deductible for US income tax purposes.

Acquisition-related costs amounting to $0.4 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses (income), net line in the consolidated statements of operations for the year ended December 31, 2018. No acquisition-related costs were recognized for the year ended December 31, 2017.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2018 for the period subsequent to the closing dates. For the period from the closing date through December 31, 2018, the Company recognized $67.0 million in revenues and $1.1 million in net income related to these acquisitions.

Roadrunner Acquisition

On February 10, 2017, GPM entered into a purchase agreement with unrelated third-parties (the “Roadrunner Sellers”) for the acquisition of full ownership in two US entities that operate 92 convenience stores and gas stations (the “Convenience Business”) and seven franchised, quick service restaurants located in the Southeast US (the “QSR Business”), together with assets that included, among other things, the fee simple interest in 76 of the Convenience Business sites (the “Owned Sites”). The closing of the Convenience Business occurred on April 4, 2017 (the “Roadrunner Closing Date”) and the closing of the QSR Business occurred on May 23, 2017. The acquisition of the Convenience Business and the QSR Business were treated as a single acquisition. At the Roadrunner Closing Date, GPM WOC Holdco, LLC (“Holdco”), a fully owned subsidiary of GPM, acquired from the Roadrunner Sellers the full ownership in the entity that operates the Convenience Business (“MEOC”), and GPM RE, LLC (“GPM RE”), an entity fully owned by GPM, acquired 11 Owned Sites and the Roadrunner office building, and on the date of the closing of the QSR Business, GPM acquired from the Roadrunner Sellers the full ownership in the entity that operates the QSR Business.

The total consideration paid at the Roadrunner Closing Date was approximately $28.0 million (the “Consideration”), out of which approximately $4.5 million was paid as a result of adjustments relating to cash, net working capital and other items. A total of $24.0 million of the Consideration was financed through a related-party loan from the Company and the majority of the remaining amount was financed through the Holdco PNC Line of Credit (as defined in Note 11 below). Based on post-closing adjustments, GPM received from the Roadrunner Sellers approximately $0.6 million primarily related to working capital adjustments, which was received in September 2017.

Additionally, at the Roadrunner Closing Date, according to an agreement, that was signed prior to the Roadrunner Closing Date, between GPM and the A REIT, the A REIT purchased directly from the Roadrunner Sellers the fee simple ownership in 66 of the Owned Sites in consideration for approximately $139 million, paid directly by the A REIT to the Roadrunner Sellers. Simultaneously with the purchase, the A REIT and MEOC entered into a lease agreement for all the Owned Sites acquired by the A REIT for a term of 20 years, which can be extended for up to four additional five year terms, with an initial annual base rent payment of approximately $10 million. The lease is guaranteed by GPM.

Under the purchase agreement, the Roadrunner Sellers have a current responsibility to indemnify GPM and Holdco for certain fundamental breaches of representations and warranties made by the Roadrunner Sellers as specified in the purchase agreement.

On the Roadrunner Closing Date, MEOC contributed the rights to supply fuel to the Convenience Business sites and certain of its contracts with third-party fuel suppliers to GPMP in exchange for units of GPMP.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$23,388
Holdco PNC Line of Credit	3,911

Total consideration	$27,299

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$8,769
Restricted cash	1,630
Trade receivables	184
Inventory	9,052
Other current assets	3,139

Current assets	22,774
Property and equipment, net	25,578
Trade name	3,432
Fair value of favorable leases	6,549
Environmental receivables	1,282
Non-current assets	128

Non-current assets	36,969
Accounts payable	(12,136)
Other current liabilities	(7,637)

Current liabilities	(19,773)
Environmental liabilities	(1,294)
Asset retirement obligations	(2,869)
Fair value of unfavorable leases	(10,009)
Deferred tax liability	(3,180)

Non-current liabilities	(17,352)
Total identifiable net assets	22,618

Goodwill	4,681
Consideration paid in cash	27,299
Less: cash and cash equivalent balances acquired	(8,769)
Less: restricted cash balances acquired	(1,630)

Net cash outflow on acquisition date	$16,900

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing date, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the trade name on the date of acquisition was approximately five years.

As a result of the business acquisition, the Company recorded goodwill of approximately $4.7 million. The goodwill was fully allocated to the GPMP segment and attributable to the opportunities to expand within existing geographic locations and add a significant amount of volume to the GPMP segment. Approximately $3.0 million of the goodwill recognized is tax deductible for US income tax purposes.

Acquisition-related costs amounting to $2.2 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses (income), net in the consolidated statements of operations for the year ended December 31, 2017.

Results of operations for the acquisition were reflected in consolidated statements of operations for the year ended December 31, 2017 for the period subsequent to the closing dates. For the period from the closing dates through December 31, 2017, the Company recognized $266.5 million in revenues and $7.0 million in net income related to the Roadrunner Acquisition.

Jiffy Stop Acquisition

On July 18, 2017, seven convenience stores and gas stations located in the Midwest were acquired (the “Jiffy Stop Acquisition”). The consideration paid at closing was approximately $2.2 million plus approximately $0.7 million for inventory and cash in the stores, and was primarily financed with the GPMP KeyBank Revolving Credit Facility. At the closing, GPMP purchased the right to supply fuel to the acquired sites in exchange for GPM entering into a fuel supply agreement with GPMP. Simultaneously with the acquisition, GPM entered into a lease agreement for the seven stores with the seller for approximately $0.6 million annually. In addition, pursuant to the asset purchase agreement, GPM was granted an option to acquire the ownership rights in all the sites at the end of six years from the closing date of the transaction for a consideration of $6.0 million and additional options (if the option is not exercised) for the purchase at the end of 10 and 15 years from the closing date in consideration for such amount plus linkage to the US Consumer Price Index.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$954
GPMP KeyBank Line of Credit	2,000

Total consideration	$2,954

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$13
Inventory	702
Other current assets	45

Current assets	760
Environmental receivables	11
Property and equipment, net	456
Option to acquire ownership rights	1,926

Non-current assets	2,393
Other current liabilities	(19)

Current liabilities	(19)
Environmental liabilities	(22)
Asset retirement obligations	(158)

Non-current liabilities	(180)
Total identifiable net assets	2,954

Goodwill	—
Consideration paid in cash	2,954
Less: cash and cash equivalent balances acquired	(13)

Net cash outflow on acquisition date	$2,941

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing date, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the option to acquire ownership rights on the date of acquisition was approximately 15 years.

As a result of the business acquisition, no goodwill was recorded.

Acquisition-related costs amounting to $0.3 million have been excluded from the consideration transferred and have been within other expenses (income), net in the consolidated statements of operations for the year ended December 31, 2017.

Results of operations for the acquisition were reflected in consolidated statements of operations for the year ended December 31, 2017 for the period subsequent to the closing date. For the period from the closing date through December 31, 2017, the Company recognized $12.5 million in revenues and $0.3 million in net income related to the Jiffy Stop Acquisition.

Potential Acquisition — Empire Acquisition

On December 17, 2019, a fully owned subsidiary of GPM and GPMP entered into a purchase agreement with unrelated third-parties (the “Sellers”) for the acquisition of (i) the Sellers’ wholesale business of supplying fuel which currently includes approximately 1,500 gas stations operated by others (dealers) and (ii) approximately 75 Seller self-operated convenience stores and gas stations, all in 30 states, 10 of which being states that GPM is not active in as of December 31, 2019 (the “Empire Acquisition”).

According to the purchase agreement, at the closing of the Empire Acquisition (the “Closing Date”), the Sellers: (i) will lease to GPM sites that are valued at $60 million out of the 103 sites that are owned by the Sellers as specified below (the “Seller’s Lease”) and will sell to GPM the fee simple ownership in the remaining sites that are owned by them; (ii) will assign to GPM the leases of approximately 130 sites; and (iii) will sell and assign the equipment, inventory, agreements, intangible assets and other rights with regard to the wholesale and retail business and the deposits from dealers that serve as a security (collectively, the “Acquired Business”).

The consideration to the Sellers for the Acquired Business will be as follows:

•

At the closing, approximately $360 million will be paid (the “Base Consideration”), plus the amount of cash and inventory in stores on the closing date, deposit amounts and other collateral provided by the dealers and amounts on account of other adjustments to take place at and following the Closing Date.

•

On each of the first five anniversaries of the closing date, the Sellers will be paid an amount of $4.5 million (total of $22.5 million) (the “Additional Consideration”). If the Sellers will be entitled to amounts on account of the Contingent Consideration (as defined below), these amounts will initially be applied to accelerate payments on account of the Additional Consideration.

•

An amount of up to $42.5 million (the “Contingent Consideration”) will be paid to the Sellers according to mechanisms set forth in the purchase agreement, with regard to the occurrence of the following events during the five years from the closing (the “Earnout Period”): (i) sale and lease to third parties or transfer to self-operation by GPM of sites which leases to third parties expired or are scheduled to expire during the Earnout Period, (ii) renewal of agreements with dealers at sites not leased or owned by GPM which agreements expired or are scheduled to expire during the Earnout Period, (iii) improvement in the terms of the agreements with fuel suppliers (with regard to the Acquired Business and/or GPM’s sites as of the closing date), (iv) improvement in the terms of the agreements with transportation companies (with regard to the Acquired Business and/or GPM’s sites as of the closing date), and (v) the closing of additional wholesale transactions that the Sellers has engaged in prior to the closing date. The measurement and payment of the Contingent Consideration will be made once a year.

The leases from the Sellers will be for a term of 15 years, which can be extended by six additional five year terms, in consideration for an initial annual base rent payment of approximately $4.2 million, with increases during the term of the lease as set forth in the lease agreement. GPM will be granted options to purchase the sites during and at the end of the initial five year term and will have a right of first refusal to purchase the assets in the event of sale of the assets to third parties during such term, all as determined in the lease agreements.

The purchase agreement includes the Sellers’ undertaking to indemnify GPM for certain breaches of representations and warranties made by the Sellers as specified in the purchase agreement, subject to certain time and amounts limitations as determined in the purchase agreement.

The Base Consideration is expected to be paid by GPM and GPMP primarily by use of the Capital One Line of Credit (see Note 11 below regarding the increase of the Capital One Line of Credit in April 2020), and the Ares Loan as defined in Note 24 below.

The closing of the Empire Acquisition is subject to fulfillment of conditions precedent which include, among other matters, obtaining the approvals required by law from regulators, consents and certification from third parties relating to the assignment of the rights in the Acquired Business and receiving undertakings for title insurance for the ownership in sites that will be purchased as part of the Empire Acquisition.

Pursuant to the purchase agreement, if the Empire Acquisition does not close by September 30, 2020, each party will have the right to cancel the agreement (or extend the period to close by 30 days), except if the Empire Acquisition is not closed due to circumstances beyond the other party’s reasonable control or as a result of a breach of the agreement by the party seeking cancellation. On August 25, 2020, the Company received the approval for the Empire Acquisition in accordance with U.S. antitrust law, without imposing on GPM any material undertakings. Ares has extended the financing commitment as described in Note 24 below. GPM and the Sellers are working to fulfill the conditions precedent to closing in the beginning of the fourth quarter of 2020, however, there is no certainty that the Empire Acquisition will close.

I. Intercompany Loans Provided by the Company to GPM and its Subsidiaries

During 2015 through 2019, the Company provided loans to GPM in the total amount of approximately $160 million, the balance of which (including interest receivable) as of December 31, 2019 was approximately $108 million. The loans were primarily used to finance the consideration paid by GPM and its subsidiaries in the Midwest, Admiral, Roadrunner and E-Z Mart acquisitions and were denominated mainly in NIS. The NIS loans bore annual interest rates ranging from 4.04% to 5.90% and the dollar denominated loans bore an annual interest rate of 7.5%, and were secured by various liens. On February 28, 2020, all of the loans provided by the Company to GPM were fully repaid in advance in a total amount of approximately $110 million from funds received from the Ares Loan as defined in Note 24 below.

Simultaneously with the repayment of the aforementioned loans, an early prepayment took place (instead of the original repayment date, as extended, set for August 2021) of an original amount of a loan of $10 million provided in 2015 by Holdings to GPM to finance part of the proceeds in the Midwest acquisition, which bore an annual interest rate at 7.5%.

The Company’s full rights in the Admiral and E-Z Mart loans, the balance of which (including interest receivable) as of December 31, 2019 was approximately $68 million, were pledged in favor of the Company’s Bondholders (Series C) as specified in Note 11 below. The amounts received as a result of the repayment of the said owner loans (after depositing in the Reserved Principal Account as specified in Note 11 below) were released from lien in favor of the Bondholders (Series C).

Subject to the terms established in the intercompany loan agreements (excluding the Midwest loan), to the extent that the Company prepays the Bonds (Series C), GPM will bear the costs associated with the early prepayment with respect of the prepaid loan amount.

4. Trade Receivables

Trade receivables consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Credit card receivables	$19,895	$19,648
Dealer and customer credit accounts receivables, net	3,295	1,941

Total trade receivables, net	$23,190	$21,589

An allowance for doubtful accounts is provided based on management’s evaluation of outstanding accounts receivable. The Company had reserved $384 thousand and $305 thousand for uncollectible dealer and customer credit accounts receivables as of December 31, 2019 and 2018, respectively.

5. Inventory

Inventory consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Fuel inventory	$41,508	$32,635
Merchandise inventory	109,170	103,492
Lottery inventory	7,074	5,727

Total inventory	$157,752	$141,854

Merchandise inventory consisted primarily of cigarettes, other tobacco products, beer, wine, non-alcoholic drinks, candy, snacks, dairy products, prepackaged food and other grocery items.

6. Other Current Assets

Other current assets consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Vendor receivables	$32,538	$30,793
Asset resulting from contingent consideration — Riiser Acquisition	2,088	—
Prepaid expenses	6,797	6,482
Indemnification asset	—	1,500
Environmental receivables	998	2,524
Favorable leases	—	2,658
Income tax receivable	2,086	4,420
Other current assets	13,862	12,668

Total other current assets	$58,369	$61,045

7. Property and Equipment

Property and equipment consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Land	$62,995	$62,283
Buildings and leasehold improvements	143,277	313,335
Equipment	343,823	336,276
Accumulated depreciation	(182,944)	(172,998)

Total property and equipment, net	$367,151	$538,896

Approximately $190.7 million in property and equipment under capital leases was reclassified primarily to right-of-use assets under financing leases on January 1, 2019 in conjunction with the adoption of ASC 842.

Depreciation expense, including property and equipment under capital leases in 2018 and 2017, was $40.4 million, $45.8 million and $32.9 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Sale-Leaseback

On November 25, 2019, the Group purchased four out of the five sites which the E-Z Mart sellers had the right to require the Group to purchase (see Note 3.H. above) for approximately $9.3 million. The E-Z Mart sellers’ right with regard to the fifth site expired.

Concurrently, an unrelated real estate investment trust acquired the fee simple ownership rights in the above four sites plus four other sites owned by the Group (collectively, the “Sold Sites”), and simultaneously with such closing, those sites were leased back to the Group.

According to the agreement with the real estate investment trust, the purchase price for the Sold Sites was approximately $16.0 million. The lease of the Sold Sites is for a term of 20 years, which can be extended for up to four additional five year terms, in consideration for an initial annual base rent payment of approximately $1.2 million. The lease of the Sold Sites was classified as an operating lease in the consolidated statements of operations for the year ended December 31, 2019. As a result of this transaction, the Company recorded a $6.0 million gain in other expenses (income), net in the consolidated statements of operations for the year ended December 31, 2019.

Acquisition of Fee Simple Interest in Five Convenience Stores

Pursuant to Note 3.H. above, with regards to the Option to Acquire Ownership Rights in sites the Group leased from the E-Z Mart sellers, on November 25, 2019, the Group purchased the fee simple ownership of five sites for approximately $6.6 million. The consideration was financed through the sale-leaseback transaction described above.

Acquisition of Fee Simple Interest in 12 Convenience Stores

On April 5, 2018, GPM entered into an agreement with a third-party for the purchase of the ownership of the real estate for 12 convenience stores and gas stations located in Delaware that, commencing from June 2008, were leased by the seller to GPM in consideration for an annual amount of approximately $1.4 million. The closing occurred on June 21, 2018.

The consideration paid to the seller amounted to a total of approximately $12.5 million, which was primarily financed through the a related-party loan from the Company as discussed in Note 3.I. above.

8. Goodwill and Intangible Assets

Goodwill

The Company reports revenue and operating results for three operating segments: retail, wholesale and GPMP (see Note 21 for a description of these operating segments). The following summarizes the activity in goodwill, by segment:

	Retail	GPMP	Total
	(in thousands)
Beginning balance, January 1, 2018	$14,861	$86,729	$101,590
Goodwill attributable to acquisitions during the year	—	2,176	2,176

Ending balance, December 31, 2018	14,861	88,905	103,766
Goodwill attributable to acquisitions during the year	—	30,186	30,186

Ending balance, December 31, 2019	$14,861	$119,091	$133,952

Intangible Assets

Intangible assets consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Fuel supply agreements	$17,286	$17,286
Trade names	32,494	31,494
Options to acquire ownership rights and develop stores	14,034	13,670
Other intangibles	4,837	4,837
Accumulated amortization — Fuel supply agreements	(14,070)	(12,257)
Accumulated amortization — Trade names	(22,203)	(17,892)
Accumulated amortization — Options to acquire ownership rights and develop stores	(3,994)	(1,726)
Accumulated amortization — Other intangibles	(3,413)	(3,106)

	$24,971	$32,306

Franchise rights of $0.3 million and $0.4 million as of December 31, 2019 and 2018, respectively, were not currently being amortized.

The weighted average remaining amortization period for customer relationships, trade names, franchise rights and option to acquire ownership rights and develop stores are approximately six years, three years, 17 years and six years, respectively. Amortization expense related to definite lived intangible assets was $9.0 million, $8.0 million and $5.3 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Estimated amortization expense for each of the next five years and thereafter is expected to be as follows:

Future Amortization Expense	Amount
(in thousands)
2020	$8,131
2021	7,442
2022	4,718
2023	1,902
2024	578
Thereafter	1,880

$24,651

9. Other Current Liabilities

The components of other current liabilities were as follows:

	As of December 31,
	2019	2018
	(in thousands)
Accrued employee costs	$6,714	$8,694
Fuel and other taxes	21,034	19,115
Accrued insurance liabilities	7,477	8,277
Accrued expenses	15,974	12,718
Environmental liabilities	3,317	4,101
Deferred vendor income	9,294	8,061
Unfavorable leases	—	5,586
Accrued income taxes payable	730	540
Capital leases	—	9,992
Other accrued liabilities	2,979	2,568

Total accrued expenses and other current liabilities	$67,519	$79,652

10. Other Non-current Liabilities

The components of other non-current liabilities were as follows:

	As of December 31,
	2019	2018
	(in thousands)
Environmental liabilities	$11,777	$15,243
Deferred vendor income	22,049	21,767
Deferred gain	—	8,347
Unfavorable leases	—	37,917
Deferred rent expense	—	18,527
Provision — Pension Fund	—	2,500
Other non-current liabilities	2,555	2,516

Total other non-current liabilities	$36,381	$106,817

11. Debt

The Group’s debt was composed of the following:

	As of December 31,
	2019	2018
	(in thousands)
Arko Holdings Ltd.
Bonds (Series C)	$84,531	$88,555
Bonds (Series H)	277	358
Arko Convenience
Related-party loan	4,000	4,000
GPM
PNC lines of credit	82,824	47,845
PNC term loans	39,747	12,837
M&T debt	25,142	25,510
Related-party loan	7,718	8,576
Insurance premium notes	714	467
GPMP
PNC term loan	32,322	32,290
Capital One line of credit (formerly: KeyBank line of credit)	43,360	22,990
Less current portion	(101,955)	(62,823)

Total long-term debt	$218,680	$180,605

Bonds

The components of the Company’s bonds were as follows:

Bonds Series	Par Value as of December 31, 2019	Linkage Base	Interest Rate	Effective Interest Rate
Series C	NIS 287,897,488	Not linked	4.85%	4.40%
Series H (convertible to shares)	NIS 994,165	Not linked	6.95%	8.11%

Bonds (Series C)

On June 26, 2016, the Company issued NIS 138,337,000 (approximately $35.6 million) par value of bonds (Series C), bearing a fixed annual interest rate of 4.85% not linked (principal and interest) to any index (the “Bonds (Series C)”). The immediate proceeds of the offering amounted to approximately $35.6 million (approximately $35.0 million net of issuance costs). The principal of Bonds (Series C) is payable in eight annual installments on June 30 of each year from 2017 through 2024, as follows: the first payment was paid in 2017 at an amount equal to 5% of the principal; each of the second to seventh payments between 2018 through 2023 is at an amount equal to 10% of the principal and the last payment that will be paid in 2024 at an amount equal to 35% of the principal.

The interest on the Bonds (Series C) is paid in equal semi-annual installments at a rate of 2.425% on June 30 and December 31 of each year from 2017 through 2023 and on June 30, 2024.

Expansion of the Bonds Series

Date	Procedure	Par value	Consideration for each NIS 1 par value	Total consideration (gross)
February 23, 2017	Private Placement	NIS 35,000,000	1.043	Approximately $9.8 million
February 18, 2018	Public Placement	NIS 200,000,000	1.059	Approximately $59.9 million

Provisions Regarding the Company’s Activity and Designated Use of the Offering’s Proceeds

The Company has undertaken that, as long as the Bonds (Series C) are outstanding, most of the Company’s business activity will be in the fuel and convenience stores field and that a total of 75% of the offering’s proceeds after deducting amounts as stated in the Bonds (Series C) deed of trust (the “Deed of Trust”) will be used for purposes related to such activity and to repay the Bonds (Series C). For details regarding loans provided to GPM from the proceeds of the offering and their full repayment on February 28, 2020, see Note 3.I. above.

Collateral

To secure all the Company’s undertakings under the terms of the Bonds (Series C), the Company has registered in favor of the trustee for the Bonds (Series C) holders (the “Trustee”) the pledges as listed below:

•

Pledge on ACS shares — a first-degree fixed pledge, in an unlimited amount, on 338 ordinary shares of ACS (constituting 33.8% of the issued and outstanding share capital of ACS), including all related rights in connection with the encumbered shares, as specified in the Deed of Trust (“the shares pledged in favor of Bonds (Series C)”).

•	Pledge of rights of intercompany loans — see Note 3.I. above

•

Pledge on Reserved Interest and Principal Account — fixed and current first degree unlimited pledge on the Company’s bank account in which the amounts in respect of the principal and interest are deposited (“Reserved Principal and Interest Account”).

•

Reserved Interest — The Company undertook to deposit in the Reserved Interest and Principal Account an amount equal to the semi-annual interest payment for the subsequent semi-annual period, which will serve as collateral for the Bonds (Series C) holders until the full repayment of the Bonds (Series C).

•

Reserved Principal — The Company undertook that any amount received by the company from ACS and / or from Arko Convenience and / or from GPM will be deposited in the Reserved Principal and Interest Account, up to an amount equal to half the amount of the next principal payment in respect of Bonds (Series C).

As of December 31, 2019, a total of approximately $5.9 million is deposited in the Reserved Principal and Interest Account.

In addition to the above, the Deed of Trust includes additional details regarding the pledged assets and the mechanism for releasing and replacing the collaterals, including the sale of the pledged shares and / or in the event of the sale of ACS’ holdings in Arko Convenience (all or part) and / or the sale of Arko Convenience’s holdings in GPM (all or part).

Limitation on Distributions

The Company has undertaken that it will not make distributions (as defined in the Israeli Companies Law) in an amount that exceeds 50% of the net profits of the Company according to its last published financial statements (quarterly or annual) before the decision of distribution, provided that the last date required by law for publishing the following financial statements (quarterly or annual) has not elapsed, and provided that such distribution shall not bring the financial debt to net CAP ratio, as defined in the Deed of Trust to be over 70%.

Negative Pledge

The Company undertook that except for the sale of ACS’ holdings in Arko Convenience (in whole or in part) and / or the sale of Arko Convenience’s holdings in GPM (in whole or in part) in accordance with the provisions of the Deed of Trust, it will not sell, encumber and / or will not agree and / or undertake to encumber to secure any of its liabilities, or that of others, for the benefit of any third party, any Arko Convenience participation units, as held by ACS, in whole or in part, as the case may be, without the consent of Bonds (Series C) holders and Arko Convenience will not assume financial obligations towards third parties unrelated to the Company and / or the Group companies.

Early Redemption

The Company will place the Bonds (Series C) for full early redemption in the event of the sale of all of the pledged shares, or in the event of a sale that results in ACS or Arko Convenience ceasing to control GPM, and the Company will be entitled to call for early redemption at its initiative subject to the conditions established in the Deed of Trust.

Buyback Plan

On March 29, 2020, the Company adopted a buyback plan for the acquisition of Bonds (Series C), in an amount of up to $13.9 million, effective until March 31, 2021, at a price to be determined at the discretion of the Company’s management. In April 2020, the Company purchased approximately NIS 7.2 million par value Bonds (Series C) in consideration for approximately $2.0 million (NIS 7.2 million).

Bonds (Series H)

In November 2014 and February 2015, the Company issued approximately NIS 180.4 million par value of bonds (Series H), convertible to Company’s shares (the “Bonds (Series H)”). On October 5th of each year from 2020 through 2022, a third of the Bonds (Series H) principal will be paid. The interest is paid in equal semi-annual installments on April 5 and October 5 of each year through 2022.

Conversion of the Bonds (Series H)

Through September 19, 2022, the Bonds (Series H) are convertible into ordinary shares of NIS 0.01 par value of the Company, such that each NIS 1.382 par value (NIS 1.357 par value post rights offering completed in 2020) of Bonds (Series H) can be converted into one ordinary share of NIS 0.01 par value of the company, excluding the dates specified in the Bonds (Series H) deed of trust.

In the years ended December 31, 2019, 2018 and 2017, NIS 55,244, NIS 201,724, and NIS 37,039,371 par value of Bonds (Series H) were converted into 39,974, 145,965, and 40,814,443 ordinary shares of NIS 0.01 par value of the company, respectively.

Voluntary redemption and de-listing from trading on the stock exchange

On February 26, 2020, a voluntary redemption was made in which NIS 309,204 par value of the Bonds (Series H) were redeemed, resulting in a balance of the par value of the Bonds (Series H) (after the said redemption) of 595,607 par value. On March 6, 2020, the Bonds (Series H) ceased trading on the Tel-Aviv Stock Exchange.

Collateral of the Bonds (Series H)

A deposit in the amount of the full outstanding balance of the Bonds (Series H) amounted to approximately $0.3 million (principal and interest until the final repayment date of the bonds) as of December 31, 2019. In exchange for such deposit, all other collateral was removed.

GPM and Subsidiaries’ Financing Agreements

Type of financing	Amount of financing	Financing payment terms	Interest rate (1)	Interest rate as of December 31, 2019	Amount financed as of December 31, 2019 $000	Balance as of December 31, 2019 (net of deferred financing costs) $000

GPM PNC Line of Credit	Up to $77.5 million (prior to December 3, 2019, $67.5 million)	Maturity date of December 22, 2022	LIBOR rate plus 2.0% (prior to March 1, 2019 – LIBOR plus 2.5%) (2)	3.78%	50,900 with fixed LIBOR rate for 30 days	55,659
		The Group has the right to repay this line of credit subject to a prepayment penalty of 0.5% as long as the prepayment is done before December 21, 2020. For details regarding the consolidation with the Holdco PNC Line of Credit, see below.	ABR plus 0.5% (prior to March 1, 2019 – ABR plus 1%) (2)	5.25%	4,929 with the ABR (prime rate)
			Unused fee – 0.375% (prior to December 22, 2017 – 0.25%)		10,608 unused based on borrowing base

GPM PNC Term Loan	$10 million	The principal was paid in equal monthly installments of approximately $83 thousand, plus monthly interest payments, with the remaining balance due on the maturity date of December 22, 2022. On February 28, 2020, the loan was fully prepaid without penalty.	LIBOR rate plus 3.0% (prior to March 1, 2019 – LIBOR plus 3.5%)	4.72%	7,083 with fixed LIBOR rate for 30 days	6,923
			ABR plus 1.5% (prior to March 1, 2019 – ABR plus 2%)	6.25%	No borrowings under the ABR

GPM PNC 2nd Term Loan	$30 million	The principal was paid in equal monthly installments of approximately $250 thousand, plus monthly interest payments, with the remaining balance due on the maturity date of December 22, 2022. On February 28, 2020, the loan was fully prepaid without penalty.	LIBOR rate plus 3.0%	4.72%	29,250 with fixed LIBOR rate for 30 days	28,958
			ABR plus 1.5%	6.25%	No borrowings under the ABR

Holdco PNC Line of Credit	Up to $32.5 million	Maturity date of December 22, 2022	LIBOR rate plus 2.0% (prior to March 1, 2019 – LIBOR plus 2.5%) (2)	3.71%	25,500 with fixed LIBOR rate for 30 days	27,165
		The Group has the right to repay this line of credit subject to a prepayment penalty of 0.5% as long as the prepayment is done before December 21, 2020. For details regarding the consolidation with the GPM PNC Line of Credit, see below.	ABR plus 0.5% (prior to March 1, 2019 – ABR plus 1%) (2)	5.25%	1,733 with the ABR (prime rate)
			Unused fee – 0.375% (prior to December 22, 2017 – 0.25%)		4,853 unused based on borrowing base

Type of financing	Amount of financing	Financing payment terms	Interest rate (1)	Interest rate as of December 31, 2019	Amount financed as of December 31, 2019 $000	Balance as of December 31, 2019 (net of deferred financing costs) $000

Holdco PNC Term Loan	$10 million	The principal was paid in equal monthly installments of approximately $83 thousand, plus monthly interest payments, with the remaining balance due on the maturity date of December 22, 2022. On February 28, 2020, the loan was fully prepaid without penalty.	LIBOR rate plus 3.0% (prior to March 1, 2019 – LIBOR plus 3.5%)	4.72%	3,958 with fixed LIBOR rate for 30 days	3,866
			ABR plus 1.5% (prior to March 1, 2019 – ABR plus 2%)	6.25%	No borrowings under the ABR

GPMP PNC Term Loan (3)	$32.4 million	The principal of the loan will be repaid in full in one payment on the maturity date of December 22, 2022, and the interest is paid on a monthly basis. GPMP will repay the GPMP PNC Term Loan when the obligations owed under the PNC Credit Line Agreement are repaid in full.	LIBOR plus 0.50%	2.22%	32,416 with fixed LIBOR rate for 30 days	32,322
			Base rate (3)	6.75%	No borrowings under the Base rate

M&T Term Loan	$26 million	The principal is paid in equal monthly installments of approximately $207 thousand (principal and interest) with the remaining balance of $19.8 million due on the maturity date of December 10, 2021. The M&T Term Loan can be prepaid at anytime subject to a fee calculated as a percentage of the principal amount of the loan, currently ranging from 2% to 1% depending on the prepayment date.	Fixed rate	5.06%	22,070	21,870

Other M&T Term Loans	$3.6 million	The principal is being paid in equal monthly installments including interest of approximately $22 thousand with the remaining balance due on the maturity dates ranging from December 2021 through June 2024. The other M&T Term Loans can be prepaid at anytime subject to a fee calculated as a percentage of the principal amount of the loan, with such percentage decreasing over the term of the loan from 5% to 1%.	Fixed rate	4.17% to 5.26%	3,301	3,272

Type of financing	Amount of financing	Financing payment terms	Interest rate (1)	Interest rate as of December 31, 2019	Amount financed as of December 31, 2019 $000	Balance as of December 31, 2019 (net of deferred financing costs) $000

GPMP Capital One Line of Credit (formerly: KeyBank Line of Credit)	Up to $300 million (prior to July 15, 2019 — $110 million)	The full amount of the principal is due on the maturity date of July 15, 2024 (instead of July 10, 2020).	LIBOR plus 2.25% to 3.25% (prior to July 15, 2019 — 2.5% to 3.25%).	3.98%	46,200	43,360
			Base rate (4) plus 1.25% to 2.25% (prior to July 15, 2019 — 1.5% to 2.25%)	6.75%	No borrowings under the Base rate

Unused fee ranges from 0.3% to 0.50% (prior to July 15, 2019 — 0.375% to 0.50%)

The margin will be determined according to a formula in the financing agreement that depends on the leverage level of GPMP.

					253,800 unused

Total						223,395

(1)	The LIBOR can be fixed for 30, 60 or 90 day periods per the discretion of the management of GPM and in accordance with the mechanisms set in the financing agreements.
(2)

The Alternate Base Rate (“ABR”) is equal to the greatest of (i) PNC’s base rate (prime rate), (ii) the federal funds rate plus 0.5% or (iii) the daily LIBOR plus 1.0%. On April 2, 2019, the GPM PNC Facility and the Holdco PNC Facility were amended so that the interest rates paid to PNC were reduced by 0.5%.

(3)	Until this loan is fully repaid, 98% of the outstanding principal amount of this loan is secured by restricted investments.
(4)	Base Rate is equal to the greatest of (i) the administrative agent’s (Capital One) prime rate, (ii) the one-month LIBOR plus 1.00% or (iii) the federal funds rate plus 0.50%.

Financing Agreement with Ares Capital Corporation

On the Ares Closing Date, GPM entered into an agreement with Ares to provide to GPM financing in a total amount of up to $347 million (the “Ares Credit Agreement” and the “Ares Loan”), out of which, as of the Ares Closing Date, Ares has provided to GPM a loan in the amount of $162 million (the “Initial Term Loan”). The Initial Term Loan and the proceeds of the Class F Membership Units (as described in Note 3.A. above) were primarily used by GPM to repay the entire outstanding balance of the GPM’s related-party loans in the total amount of approximately $118 million (out of which $110 million to the Company), as well as to prepay the outstanding balance of the term loans from PNC for a total amount of $39.5 million. For further details on the Ares Credit Agreement, see Note 24 below.

Financing Agreements with PNC Bank, National Association (“PNC”)

GPM PNC Facility and Holdco PNC Facility

Beginning from November 2011, GPM and certain subsidiaries had a financing agreement with PNC (the “GPM PNC Facility”), which was amended from time to time, that provides the Group with term loans as well as a line of credit for purposes of financing working capital. On the Ares Closing Date, the outstanding balance of the PNC term loans were fully paid (other than the GPMP PNC Term Loan). GPM, certain other fully owned subsidiaries and PNC have entered into an amendment, restatement and consolidation of the current financing agreements between the parties (the “PNC Credit Line Agreement”).

The PNC Credit Line Agreement consolidated the GPM PNC Line of Credit and the Holdco PNC Line of Credit into one credit line in the amount of up to $110 million (the “PNC Line of Credit”), which, at the request of GPM, can be increased up to $150 million, subject to PNC’s discretion.

The PNC Line of Credit bears interest, as elected by GPM at: (a) LIBOR as defined in the PNC Credit Line Agreement plus a margin of 1.75% or (b) a rate per annum equal to the alternate base rate plus a margin of 0.5%, which is equal to the greatest of (i) the PNC base rate, (ii) the overnight bank funding rate plus 0.5%, and (iii) LIBOR plus 1.0%, subject to the definitions set in the agreement.

Beginning in April 2020, every quarter the LIBOR margin rate is updated based on the quarterly average undrawn availability of the line of credit, so that in the event of quarterly average undrawn availability of greater than or equal to 50%, the margin is reduced to 1.25%; in the event of quarterly average undrawn availability less than 50% and greater than or equal to 25%, the margin is reduced to 1.5%; and in the event of quarterly average undrawn availability less than 25%, the margin is 1.75%. Beginning in April 2020, the alternate base rate margin rate is updated according to the quarterly average undrawn availability to 0%, 0.25% and 0.5%, based on the credit line usage percentages above, respectively. Interest is paid in monthly installments provided that for LIBOR loans, interest is paid at the end of each LIBOR period. For unused amounts of the line of credit, a fee of 0.375% per annum is paid.

The calculation of the availability under the line of credit is determined monthly subject to terms and limitations as set forth in the PNC Credit Line Agreement, taking into account the balances of receivables, inventory and letters of credit, among other things.

No change was made to the maturity date and the ability to prepay (subject to prepayment fee) the PNC Line of Credit as described in the table above relating to the GPM PNC Line of Credit and the Holdco PNC Line of Credit.

As part of the amendment, definitions in the PNC Credit Line Agreement were changed to conform to the Ares Credit Agreement.

GPMP PNC Term Loan

GPMP has a term loan in the total amount of $32.4 million (the “GPMP PNC Term Loan”).

Intercreditor Agreements

Ares and PNC have entered into an intercreditor agreement that governs each of the rights in respect of the liens as set forth below and Note 24 and the manner of its exercise.

Restrictions and Limitations under the PNC Financing Agreements

The PNC Credit Line Agreement includes restrictions related to distributions that are consistent with those set forth in the Ares Credit Agreement (see Note 24 below) and which replaced the previous provisions regarding distributions according to which, among other things, GPM’s ability to distribute was subject to certain conditions including a Fixed Charge Coverage Ratio as defined below over a certain ratio set and Undrawn Availability limitations as defined in the GPM PNC Facility agreement.

The PNC Credit Line Agreement provides for customary representations, limitations and provisions including, among others, as to payments to related parties, new investments, sale of assets, payment of other indebtedness, liens and reporting requirements.

Defaults of the PNC Credit Line Agreement include, among other things, the failure to pay interest as required or non-compliance with restrictions and limitations under the GPM PNC Facility agreement subject to a cure period in accordance with the PNC Credit Line Agreement. Upon the occurrence of an Event of Default in accordance with PNC Credit Line Agreement, PNC has variety of remedies, which includes the immediate repayment of the PNC Credit Line and cancellation of the commitment to provide the remaining obligations for subsequent drawings according to the PNC Credit Line Agreement.

The PNC Credit Line Agreement includes restrictions similar to those included in the Ares Credit Agreement as set forth in Note 24 below. In addition, the PNC Credit Line Agreement requires that payments to the Class F Membership Unit holders (as defined in Note 3.A. above) will be made subject to undrawn availability of at least 20% of the PNC Line of Credit and payments to HP SCF, in addition to those described in Note 24 below, are subject to the amount being up to $62 million and undrawn availability of at least 20% of the PNC Line of Credit.

Collateral

As of the Ares Closing Date, PNC has a first priority lien on receivables, inventory and rights in bank accounts (other than assets that cannot be pledged due to regulatory or contractual obligations), and a second-degree lien on liens granted to Ares as specified in Note 24 below.

The GPMP PNC Term Loan is secured by US Treasury or other investment grade securities equal to 98% of the outstanding principal amount of the GPMP PNC Term Loan. GPM executed a guaranty of collection of GPMP’s obligations under the GPMP PNC Term Loan, which guaranty is secured by GPM’s assets securing the PNC Facility.

Additional Information

In accordance with the Ares Credit Agreement and the PNC Credit Line Agreement, an event of default under the other agreement or the M&T Term Loans by GPM will also constitute an event of default of the other agreements. A default under the Capital One Credit Facility will also be a default under the Ares Credit Agreement and indirectly under the PNC Credit Line Agreement.

Although GPM and GPMP’s subsidiary are the only guarantors of the GPMP PNC Term Loan, to the extent GPM does not fulfill its guaranty obligations, such default would also trigger a default under the PNC Credit Line Agreement.

Financing Agreements with M&T Bank

On December 21, 2016, GPM entered into an agreement with M&T Bank (“M&T”) for a $26.0 million loan which primarily financed the purchase of 34 stores that commencing August 2013 were leased by the Group (the “M&T Term Loan”). In connection with the M&T Term Loan, GPM pledged the property of the 34 sites as collateral. Over the past several years, additional term loans were provided by M&T. The M&T Term Loan agreement contains similar restrictions as the PNC Credit Line Agreement as described above. Additional acquisitions by GPM, other than permitted acquisitions as defined under the M&T Term Loan are subject to the approval of M&T, but will not be required if the loan to value of the M&T Term Loan is 65% or lower (or is paid-down to 65% or lower), as long as PNC approved such additional acquisitions.

On May 7, 2020, an amendment was signed to conform the agreements and limitations that are included in the financing agreements with M&T with those in the PNC Credit Line Agreement.

Updated financing agreement with a syndication of banks led by Capital One, National Association

On January 21, 2016, GPMP certain lenders and KeyBank National Association, as the administrative agent, swingline lender and letter of credit issuer, entered into a credit agreement for revolving credit facility, in the initial aggregated principal amount of up to $110 million (the “KeyBank Revolving Credit Facility”).

On July 15, 2019, GPMP entered into a credit agreement for a revolving credit facility with a syndication of banks led by Capital One, National Association (the “Capital One Credit Facility”), including the banks that have provided the KeyBank Revolving Credit Facility and several additional banks, which replaced the KeyBank Revolving Credit Facility, in an aggregate principal amount of up to $300 million (the “Capital One Line of Credit”).

The Capital One Credit Facility is available for general partnership purposes, including working capital, capital expenditures and permitted acquisitions, and allows GPMP to request that Capital One Credit Facility be increased up to $500 million (instead of a possible increase of the KeyBank Revolving Credit Facility that was of up to $220 million), subject to obtaining additional financing commitments from the lenders or from other banks, and subject to certain terms as detailed in the credit agreement. As GPM anticipates that the majority of the consideration for the Empire Acquisition will be funded through the Capital One Line of Credit, on April 1, 2020, GPMP entered into an amendment whereby the Capital One Line of Credit was increased from $300 million to $500 million, in accordance with commitments in a total amount of $200 million (the “Increased Amount”) received from US banks, led by Capital One, which Increased Amount was committed by most of the banks in the current syndication of the Capital One Line of Credit along with one additional bank.

The commitment to the Increased Amount is contingent upon the completion of the Empire Acquisition described in Note 3.H. above without any material changes affecting the lenders, including GPMP’s leverage ratio (pro forma) after the Empire Transaction is completed not to exceed 4.15 to 1.00. In addition, the commitment is subject to customary conditions which include, among others, the lack of a material adverse change in GPMP status and the completion of the final stages of due diligence by lenders.

At GPMP’s request, the Capital One Line of Credit can be increased up to $700 million (instead of a possible increase up to $500 million), subject to obtaining additional financing commitments from lenders or from other banks, and subject to certain items detailed in the Capital One Line of Credit. The undertaking to provide the increase will remain in effect until no later than December 31, 2020 and will be canceled prior to such date in the event that the Empire Acquisition has not taken place or is financed using other sources.

In accordance with the agreements, letters of credit availability was increased to $40.0 million (instead of $10.0 million as of December 31, 2019). No other substantial terms were changed, other than proforma adjustments that will be included after the closing of the Empire Transaction.

All borrowings and letters of credit under the Capital One Credit Facility are subject to the satisfaction of certain customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.

The terms of the Capital One Line of Credit include a reduction of 0.25% in the minimum rate of the margin as described above. In addition, the lenders will be paid an unused fee at a rate as described above, in accordance with the leverage level of the GPMP. GPMP will also pay the lenders standard fees and payments.

All obligations under the Capital One Facilities are guaranteed by all of GPMP’s present and future direct and indirect domestic subsidiaries (subject to certain exceptions as permitted under the Capital One Credit Facility).

The Capital One Credit Facility is secured by (i) substantially all of GPMP’s properties and assets and the properties and assets of GPMP’s subsidiaries and (ii) pledges of the equity interests in all present and future subsidiaries (subject to certain exceptions as permitted under the Capital One Credit Facility).

The Capital One Facilities provide for customary representations, warranties and covenants, including, among other things, covenants relating to (i) financial and collateral reporting and notices of material events and (ii) limitations on indebtedness and liens, dividends and distributions, transactions with affiliates and certain fundamental transactions.

Defaults of the Capital One Facilities include, among other things, the failure to pay the minimum monthly distribution on the A Units (as defined in Note 3.G. above) in full for five months (consecutive or cumulative) following four consecutive months of non-payment in full. Upon the occurrence of an Event of Default in accordance with Capital One Credit Facility, Capital One has variety of remedies, which includes the immediate repayment of the Capital One Line of Credit and cancellation of the commitment to provide the remaining obligations for subsequent drawings according to the Capital One Credit Facility.

Letters of Credit

Financing Facility	Amount available for letters of credit	Letters of credit issued as of December 31, 2019 (*)
GPM PNC Line of Credit	$12.0 million	$7.1 million
Holdco PNC Line of Credit	$10.0 million	None
Capital One Credit Facility	$10.0 million	None

(*)

The letters of credit were issued in connection with certain workers’ compensation and general insurance liabilities of the Group. The letters of credit will be drawn upon only if the Group does not comply with the time schedules for the payment of associated liabilities.

As of December 31, 2019, GPM may issue letters of credit at an annual cost of 1.5% of the amount of the letters of credit issued.

In accordance with the PNC Credit Line Agreement, letters of credit availability is up to $40 million (instead of $22 million as of December 31, 2019). The annual cost of the amount of letters of credit issued is without change until April 2020 and beginning in April 2020, once every quarter the cost will be updated according to the quarterly average undrawn availability, so that in the event of quarterly average undrawn availability of greater than or equal to 50%, the annual cost will be reduced to 1%; in the event of quarterly average undrawn availability less than 50% and greater than or equal to 25%, the annual cost will be reduced to 1.25%; and in the event of quarterly average undrawn availability less than 25%, the annual cost will be 1.5%.

Certain Other Financing Agreements

Related-party Loans: Refer to Note 18 for discussion.

Insurance Premium Notes: During the ordinary course of business, GPM finances insurance premiums with notes payable. These notes are generally entered into for a term of 18 months or less.

Total scheduled future principal payments required and amortization of deferred financing costs and debt discount under these debt agreements were as follows as of December 31, 2019:

Amount
(in thousands)
2020	$102,504
2021	48,535
2022	75,254
2023	11,539
2024	85,534

323,366
Deferred financing costs, debt discount and premium	(2,731)

Total debt	$320,635

Deferred financing costs of $3.1 million and $0.2 million were incurred in the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, the gross value of deferred financing costs of $3.0 million and $1.9 million, respectively, and accumulated amortization of $0.3 million and $1.7 million, respectively, were recorded as a direct reduction from the carrying amount of the associated debt liabilities. Amortization of deferred financing costs, debt discount and premium was $0.5 million, $0.3 million and $0.3 million for the years ended December 31, 2019, 2018 and 2017, respectively. Such amounts were classified as a component of interest and other financing expenses in the consolidated statements of operations.

Financial Covenants

To the extent that the Bonds (Series C and H) are outstanding, the Company has undertaken to meet certain financial covenants, including a net financial debt to net CAP ratio, GPM’s store level EBITDA and GPM’s financial debt to GPM’s store level EBITDA ratio, each as defined under the Bonds (Series C and H) deeds of trust. As of December 31, 2019, the Company was in compliance with all terms and commitments in accordance with the Bonds’ (Series C and H) deeds of trust.

The GPM PNC Facility and the Holdco PNC Facility, which were in effect until February 28, 2020, included a requirement to demonstrate compliance with certain financial covenants, including a fixed charge coverage ratio and leverage ratio, that was subject to usage of the line of credit above limitations set in the agreements. As of December 31, 2019, GPM used less than the total combined limitations amount of the GPM PNC Line of Credit and the Holdco PNC Line of Credit, and thus was not bound by these financial covenants. As part of the PNC Credit Line Agreement, these financial covenants were cancelled and instead increased reporting requirements were set in cases where the usage of the PNC Credit Line exceeds certain limitations set, and also it is required that the undrawn availability use of the credit line will equal to or be greater than 10%, subject to exceptions included in the PNC Credit Line Agreement.

Until May 7, 2020, the M&T Term Loan agreement included financial covenants as described above. The amendment signed with M&T as described above included the cancellation of the requirement to comply with said financial covenants and added a requirement to include compliance with the leverage ratio defined in the Ares Credit Agreement described in Note 24 below.

The M&T Term Loan agreement also requires GPM to maintain a debt service coverage ratio.

The GPMP PNC Term Loan and the Capital One Credit Facility require GPMP to maintain certain financial covenants, including a leverage ratio and an interest coverage expense ratio.

As of December 31, 2019, the Group was in compliance with all of the obligations and financial covenants under the terms and provisions of its bank loans.

12. Commitments and Contingencies

Environmental Liabilities and Contingencies

The Group is responsible for certain environmental costs and legal expenses arising in the ordinary course of business. See Note 14 for further discussion.

Asset Retirement Obligations

As part of the fuel operations at its Group owned and operated convenience stores, at most of the Group’s consignment dealer locations and at most of the other Group owned or lease locations leased to dealers, there are underground storage tanks for which the Group is responsible. The Group recognizes the future cost to remove an underground storage tank over the estimated remaining useful life of the underground storage tank or the termination of applicable lease. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. The Group amortizes the amount added to equipment or right-of-use asset and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks. The accretion of the asset retirement obligation is recorded in interest and other financing expenses in the consolidated statements of operations.

The estimated liability is based upon the GPM’s historical experience in removing underground storage tanks, estimated tank useful lives, external estimates as to the cost to remove the tanks in the future and current and anticipated federal and state regulatory requirements governing the removal of tanks, and discounted. The Group annually re-evaluates its asset retirement obligations and revisions to the liability could occur due to changes in estimates of tank removal costs or timing, tank useful lives or whether federal or state regulators enact new guidance on the removal of such tanks. The non-current portion of the asset retirement obligation is included in non-current liabilities in the consolidated balance sheets.

A reconciliation and roll forward of the Group’s liability for the removal of its underground storage tanks was as follows:

	2019	2018
	(in thousands)
Beginning Balance as of January 1,	$31,535	$22,864
Additions	34	89
Acquisitions in year	4,994	7,885
Accretion expense	1,549	1,321
Adjustments	(438)	(545)
Retirement of tanks	(450)	(79)

Ending Balance as of December 31, (*)	$37,224	$31,535

(*)	$360 thousand and $370 thousand were recorded to other current liabilities in the consolidated balance sheets at December 31, 2019 and 2018, respectively.

Fuel Vendor Agreements

GPMP enters into fuel supply contracts with various major fuel suppliers. These fuel supply contracts have expiration dates at various times through March 31, 2026. In connection with certain of these fuel supply and related incentive agreements, the Group received upfront payments and other vendor assistance payments for rebranding costs and other incentives. In accordance with the GPMP distribution agreements, the funds are passed through to GPM. If GPMP defaults under the terms of any contract, including not purchasing committed fuel purchase volume, or terminates any supply agreement prior to the end of the applicable term, GPMP must refund and reimburse the respective fuel supplier for the unearned unamortized portion of the payments received to date, based on the amortization schedule outlined in each respective agreement and refund other benefits from each supplier subject to the terms that were set in the incentive agreement, as well as pay a penalty with regard to the early termination if applicable. The payments are amortized and recognized as a reduction to fuel costs using the straight-line method based on the term of each agreement or based on fuel volume purchased. The amount of the unamortized liability was $24.3 million and $23.3 million as of December 31, 2019 and 2018, respectively, which were recorded in other current and non-current liabilities on the consolidated balance sheets. The legal liability period in these fuel supply agreements can extend beyond the amortization period, and differ in the amortization schedule, used for book purposes. As of December 31, 2019, the Group was in compliance with its principal fuel vendor agreements.

Purchase Commitments

In the ordinary course of business, GPMP has entered into agreements with suppliers to purchase inventories for varying periods of time. GPMP’s fuel vendor agreements with suppliers require minimum volume purchase commitments of branded gasoline, which vary throughout the period of supply agreements and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distributions. If GPMP fails to purchase the required minimum volume during a contract year, the underlying supplier’s exclusive remedies (depending on the magnitude of the failure) are either termination of the supply agreement and/or an agreed monetary compensation. Based upon GPMP’s current and future expected purchases, the Group does not anticipate incurring penalties for volume shortfalls.

The total future minimum gallon volume purchase requirements from fuel vendors were as follows:

Gallons
(in thousands)
2020	196,449
2021	193,115
2022	190,198
2023	176,928
2024	169,615
Thereafter	212,019

Total	1,138,324

Merchandise Vendor Agreements

GPM enters into various merchandise product supply agreements with major merchandise vendors. These major vendors supply a significant portion of GPM’s merchandise supply. GPM receives incentives for agreeing to exclusive distribution rights for the suppliers of certain supplies. As of December 31, 2019, the Group was in compliance with all of its principal merchandise vendor agreements.

Pension Fund Claim

On February 11, 2015, GPM and Holdco entered into an agreement with a third party, which was subsequently amended and restated (the “Midwest Acquisition”) to acquire 100% of the capital stock of WOC Southeast Holding Corp. (“WOC”), a US corporation which operated as of the closing of the acquisition through its subsidiaries, 161 convenience stores. The transaction closed June 3, 2015.

$25.0 million of the consideration was not paid to the seller at closing, but was to be paid as deferred consideration secured by a non-interest bearing up to ten-year promissory note (the “Midwest Seller Note”) issued by Holdco to the seller on June 3, 2015, while a portion of the payments were deposited into an escrow account.

The mechanism described above was established mainly based on obligations of a former affiliate of WOC (WOC is now a fully owned subsidiary of GPM), unrelated to the Group (the “Former Affiliate”), to make payments to a pension fund, and under US law, the pension fund could have required such payment from WOC.

On May 11, 2017, the Former Affiliate filed in Delaware for bankruptcy under Chapter 11 of the US Bankruptcy Code. Following that, the pension fund made a demand for payment of the full amount of the pension fund obligation, claiming that the outstanding principal amount of the pension obligation was approximately $58.1 million plus interest, liquidated damages, attorney’s fees and costs.

On March 23, 2018, the pension fund filed an action against WOC, the subsidiaries of WOC which were acquired in the Midwest Acquisition, and certain affiliates of the Former Affiliate asserting that those entities are jointly and severally liable for the full amount of the pension obligation.

On April 2, 2019, a settlement agreement was signed among GPM, the Midwest Seller, the private equity fund which is in control of the seller in the Midwest Acquisition and the pension fund whereby WOC paid $1.5 million at the signing of the settlement agreement by use of the funds held in the escrow account. The remaining $17.5 million of the settlement amount was paid on September 3, 2019. The settlement agreement also confirmed that the Midwest Seller Note was cancelled.

In addition, in accordance with the settlement agreement, in September 2019 a remaining amount of $1.1 million balance of the Midwest Acquisition purchase price that was held in an escrow account was released to the seller in the Midwest Acquisition.

In the year ended December 31, 2018, the effect of the above legal matters amounted to a net amount of approximately $2.3 million, which was presented in the other expenses (income), net line on the consolidated statement of operations. In the year ended December 31, 2019, an immaterial amount was presented in the other expenses (income), net line for associated legal expenses recorded.

Legal Matters

GPM is also a party to various other legal actions, as both plaintiff and defendant, in the ordinary course of business. The Company’s management believes, based on GPM’s estimations with support from legal counsel for these matters, that these other actions are routine in nature and incidental to the operation of GPM’s business and that it is not reasonably possible that the ultimate resolution of these matters will have a material adverse impact on the Group’s business, financial condition, results of operations and cash flows.

13. Leases

For further information regarding the adoption of ASC 842, including the method of adoption and practical expedients elected, see Note 2.

Lessee

As of December 31, 2019, the Group leases 1,090 of the convenience stores that it operates, 58 dealer locations and certain office spaces used by GPM as its headquarters in the US and the Company’s headquarters in Israel, including land and buildings in certain cases. Most of the lease agreements are for long-term periods, ranging from 15 to 25 years, and generally include several options for extension periods for five to 10 years each. The leases contain escalation clauses and renewal options as outlined in the agreements. Additionally, the Group leases certain store equipment, office equipment, automatic tank gauges, store lighting and fuel dispensers.

As of December 31, 2019, there are approximately 620 sites which are leased under 28 separate master lease agreements. Master leases with 10 lessors encompass a total of approximately 600 sites. Master leases with the same landlord contain cross-default provisions, in most cases. In most instances in which the GPM leases multiple stores from one landlord, each one under a separate lease agreement, the lease agreements contain cross-default provisions between all or some of the other lease agreements with the same landlord.

The rental agreements include rental fees that are set at the beginning of the lease, but which may increase by a specified increment or pursuant to a formula both during the course of the initial period and any additional option periods.

Some of the rental agreements include escalation clauses based on the consumer price index, and some of the lease agreements include an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year. Lease payments determined as in-substance fixed payments are included in the lease payments used for the measurement of the lease liabilities. Some of the rental agreements include rental payments which are contingent upon petroleum and merchandise sales (these amounts were not material during the above periods). In some of the rental agreements, GPM is given the right of first refusal to purchase the sites from the lessor and in some of the rental agreements GPM is given an option to purchase the sites from the lessor.

The leases are typically triple net leases whereby GPM is responsible for the repair and maintenance at the site, insurance and property taxes in addition to environmental compliance.

Under ASC 842, the components of lease cost recorded on the consolidated statement of operations were as follows:

Year ended December 31, 2019
(in thousands)
Finance lease cost:
Depreciation of right-of-use assets	$12,992
Interest on lease liabilities	17,781
Operating lease costs included in store operating expenses	100,059
Operating lease costs included in general and administrative expenses	1,259
Lease cost related to variable lease payments, short-term leases and leases of low value assets	797
Right-of-use asset impairment charges	3,097

Total lease costs	$135,985

Total rent expense associated with these operating leases as measured under ASC 840 for the years ended December 31, 2018 and 2017 was $90.8 million and $77.3 million, respectively, and was primarily recorded in store operating expenses on the consolidated statements of operations. Total interest expense associated with the financing leases was $15.4 million and $10.0 million for the years ended December 31, 2018 and 2017, respectively.

In 2019, the total cash outflows for leases amounted to approximately $93.2 million for operating leases and $26.7 million for financing leases.

Supplemental balance sheet data related to leases was as follows:

As of December 31, 2019
(in thousands)
Operating leases
Assets
Right-of-use assets under operating leases	$793,086
Liabilities
Operating leases, current portion	34,303
Operating leases	816,558

Total operating leases	850,861
Weighted average remaining lease term (in years)	14.5
Weighted average discount rate	8.2%
Financing leases
Assets
Right-of-use assets	$213,434
Accumulated amortization	(32,877)

Right-of-use assets under financing leases, net	180,557
Liabilities
Financing leases, current portion	7,876
Financing leases	202,470

Total financing leases	210,346
Weighted average remaining lease term (in years)	23.6
Weighted average discount rate	8.6%

As of December 31, 2018, the gross value and accumulated amortization of assets under capital leases was $210.3 million and $20.4 million, respectively.

As of December 31, 2019, maturities of lease liabilities for operating lease obligations and finance lease obligations having an initial or remaining non-cancellable lease terms in excess of one year were as follows. The minimum lease payments presented below include periods where an option is reasonably certain to be exercised and do not take into consideration any future consumer price index adjustments for these agreements.

	Operating	Financing
	(in thousands)
2020	$101,603	$25,001
2021	101,694	23,535
2022	100,367	21,300
2023	100,826	19,904
2024	101,024	19,050
Thereafter	979,284	474,537

Gross lease payments	$1,484,798	$583,327
Less: imputed interest	(633,937)	(372,981)

Total lease liabilities	$850,861	$210,346

Lessor

GPM leases and subleases owned and leased properties to independent dealers and other tenants and subtenants which are accounted for as operating subleases. These leases and subleases are generally for periods of up to 10 years, which may be a fixed period or a shorter period with an option or series of renewal options, and in certain cases with additional renewal options past such 10-year period. Some of the rental agreements include rental fees which are based upon such tenant’s or subtenants’ sales subject to fixed minimum rental fees. At the time that an agreement is entered into, the dealers and other tenants and subtenants usually post a security deposit as collateral. Total operating sublease income for the Group was approximately $8.5 million, $7.9 million and $7.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. Sublease income is included in other revenues, net in the consolidated statements of operations.

As of December 31, 2019, the future minimum cash payments to be received under these operating subleases that have initial or remaining non-cancelable terms in excess of one year were as follows:

Amount
(in thousands)
2020	$8,117
2021	6,126
2022	4,435
2023	3,368
2024	2,846
Thereafter	14,602

$39,494

14. Environmental Liabilities and Contingencies

The Group is subject to certain federal and state environmental laws and regulations associated with convenience store sites where it stores and sells fuel and other fuel products.

Costs incurred to comply with federal and state environmental regulations are accounted for as follows:

•	Annual payments for registration of underground storage tanks are recorded as prepaid expenses when paid and expensed throughout the year.

•	Environmental compliance testing costs of underground storage tanks are expensed as incurred.

•

Payments for upgrading and installing corrosion protection for tank systems and installation of leak detectors and overfill/spill devices are capitalized and depreciated over the expected remaining useful life of the relevant UST or the lease period of the relevant site in which the UST is installed, whichever is shorter. Leak detectors installed are capitalized and depreciated over the expected remaining useful life of the equipment.

•	Costs for removal of underground storage tanks located at GPM’s convenience stores and selected dealer locations are classified under the asset retirement obligation section as described in Note 12.

•

A liability for GPM’s future remediation costs of contaminated sites related to underground storage tanks as well as other exposures, is established when such losses are probable and reasonably estimable. Reimbursement for these expenses from government funds or from insurance companies is recognized as a receivable. The liabilities and receivables are not discounted to their present value. The net change in the reimbursement asset and liability for future remediation costs is recorded in store expenses in the consolidated statements of operations. The adequacy of the reimbursement asset and liability is evaluated by a third party at least twice annually and adjustments are made based on past experience, changing environmental conditions and changes in government policy.

As of December 31, 2019 and 2018, the Group’s environmental obligations totaled $15.1 million and $19.3 million, respectively. These amounts were recorded as other current and non-current liabilities in the consolidated balance sheets. Environmental reserves have been established on an undiscounted basis based upon internal and external estimates in regard to each site. It is reasonably possible that these amounts will be adjusted in the future due to changes in estimates of environmental remediation costs, the timing of the payments or whether the federal and/or state regulations in which GPM operates, and which deal with the environment, will be amended.

GPM maintains certain environmental insurance policies and participates in various state UST funds that entitle GPM to be reimbursed for environmental loss mitigation. Estimated amounts that will be recovered by GPM from its insurance policies and various state funds for the exposures totaled $6.7 million and $10.0 million as of December 31, 2019 and 2018, respectively, and were recorded as other current and non-current assets in the consolidated balance sheets.

The undiscounted amounts of future estimated payments and anticipated recoveries from insurance policies and various state funds as of December 31, 2019 were as follows:

	Payments	Recoveries	Net Obligations
	(in thousands)
2020	$3,317	$998	$2,319
2021	4,439	2,660	1,779
2022	3,161	1,523	1,638
2023	1,445	544	901
2024	865	334	531
Thereafter	1,867	657	1,210

Total Future Payments and Recoveries	$15,094	$6,716	$8,378

15. Income Taxes

The Company’s subsidiary, GPM, is taxed as a partnership for US federal and certain state jurisdictions for income tax purposes. Certain subsidiaries of GPM are taxed as a corporation for US federal and state income tax purposes. The taxable income and loss from all activities of GPM, excluding the activities of GPM’s subsidiaries which are taxed as a corporation, are included in the taxable income or loss of the GPM’s members.

On December 22, 2017, the US government enacted comprehensive tax legislation commonly referenced as the Tax Cuts and Jobs Act (the “TCJA”), which made broad changes to the US tax code including, among others: reducing the US federal tax corporate rate to 21%; eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; creating the base erosion anti-abuse tax, a new minimum tax; changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; and limiting deductible interest expense . As a result of implementation of the TCJA, in 2017, the Company’s adjusted the deferred tax assets and liabilities of its foreign subsidiaries which resulted in recording a one-time benefit in the amount of approximately $4.2 million.

The Company has income tax net operating losses (“NOL”) and tax credit carryforwards related to both domestic and international operations. As of December 31, 2019, the Company has recorded a deferred tax asset of $32.2 million reflecting the benefit of $79.4 million in loss carryforwards and $12.7 million in tax credits. The deferred tax assets expire as follows:

	Amount	Expiration Date
	(in thousands)
Domestic NOL	$17,546	Indefinite life
Domestic capital loss	3,014	Indefinite life
Domestic tax credits	5,931	2019—2024
Foreign NOL	61,898	2027—Indefinite
Foreign tax credits	6,809	2030—2034

At each balance sheet date, the Company’s management assesses available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the respective three-year periods. Such objective evidence limits the ability to consider other subjective evidence such as the Company’s projections for future growth. On the basis of the evaluation, a valuation allowance has been recorded to reflect only the portion of the deferred tax asset that is more likely than not to be realized. The valuation allowance recorded as of December 31, 2019 and 2018 was $24.8 million and $8.9 million, respectively.

The benefits of tax positions are not recorded unless it is more likely than not the tax position would be sustained upon challenge by the appropriate tax authorities. Tax benefits that are more likely than not to be sustained are measured at the largest amount of benefit that is cumulatively greater than a 50% likelihood of being realized. As of December 31, 2019, 2018 and 2017, the Company and its subsidiaries have not recorded any unrecognized tax benefits.

The Company is subject to foreign withholding on payments of interest from the Company’s foreign subsidiaries. The withholding rate for the US- Israel Tax Treaty in respect of interest payments is 17.5%.

Each of the Company’s subsidiaries is subject to examination in their respective filing jurisdiction. For the Company’s US subsidiaries, tax years ending after December 31, 2016 remain open. The Company’s tax returns up to and including tax year 2014 are considered as closed due to statute of limitations.

Earnings before income taxes were as follows:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Domestic (Israel)	$(581)	$4,117	$(2,674)
Foreign (US)	(39,907)	11,865	(5,858)

Total	$(40,488)	$15,982	$(8,532)

The components of the income tax provision were as follows:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Current:
Domestic	$—	$—	$—
Foreign federal	(1,140)	(1,277)	3,510
Foreign state and local	(728)	(573)	125

Total current	(1,868)	(1,850)	3,635

Deferred:
Domestic	—	—	—
Foreign federal	(4,311)	8,929	5,863
Foreign state and local	12	854	236

Total deferred	(4,299)	9,783	6,099

Total income tax (expense) benefit	$(6,167)	$7,933	$9,734

The reconciliation of significant differences between income tax expense applying the Israeli statutory rate and the actual income tax benefit (expense) at the effective rate were as follows:

	Year ended December 31,
	2019		2018		2017
	(in thousands)
Income tax benefit (expense) at the Israeli statutory rate	$9,312	-23.0%	$(3,676)	-23.0%	$2,048	-24.0%
Increases (decreases):
Non-controlling interest in foreign partnership	196	-0.5%	2,959	18.5%	2,033	-23.8%
International rate differential	(808)	2.0%	(11)	-0.1%	1,494	-17.5%
State income taxes, net of federal income tax benefit	512	-1.3%	(196)	-1.2%	341	-4.0%
Foreign taxes paid	(1,140)	2.8%	(1,282)	-8.0%	(828)	9.7%
Gain on bargain purchase	—	0.0%	3,854	24.1%	—	0.0%
Other foreign permanent items	(386)	1.0%	4,194	26.2%	(539)	6.3%
Tax rate changes	—	0.0%	—	0.0%	4,239	-49.7%
Valuation Allowance	(16,002)	39.5%	(515)	-3.2%	(1,321)	15.5%
Credits	2,601	-6.4%	2,474	15.5%	2,294	-26.9%
Other	(452)	1.1%	132	0.8%	(27)	0.2%

Total	$(6,167)	15.2%	$7,933	49.6%	$9,734	-114.2%

Significant components of deferred income tax assets and liabilities as of December 31, 2019 and 2018 consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Deferred income tax assets:
Asset retirement obligation	$1,499	$1,390
Inventory	488	732
Lease obligations	3,246	23,183
Accrued expenses	249	317
Favorable and unfavorable leases	—	833
Deferred rent	—	1,333
Deferred income	1,767	1,926
Environmental liabilities	245	296
Pension Provision	—	4,921
Net operating loss carryforwards	19,444	12,876
Credits	12,740	9,753
Interest limitation	2,142	872
Other	2,561	2,000

Total deferred income tax assets	44,381	60,432

Valuation allowance	(24,802)	(8,921)

Total deferred income tax assets, net	19,579	51,511

Deferred income tax liabilities:
Property and equipment	(10,381)	(35,676)
Intangible assets	(1,513)	(1,935)
Prepaid expenses	(191)	(268)
Investment in partnership	(5,205)	(10,184)
Other	(3,330)	(1,927)

Total deferred income tax liabilities	(20,620)	(49,990)

Net deferred income tax (liability) asset	$(1,041)	$1,521

16. Equity

Rights Attached to the Shares

The Company’s shares are traded on the Tel Aviv Stock Exchange. Each ordinary share entitles its holder to: (1) the right to be invited and to participate in the general meetings of the Company and to the right to one vote for each ordinary share in each general meeting the holder participates in; (2) the right to receive dividends and bonus shares if and when distributed; and (3) the right to participate in the distribution of the Company’s surplus assets after its liquidation.

Shelf Prospectus

On February 27, 2019, the Company published a shelf prospectus for the issuance of various securities.

Buyback Plan for Company’s Shares

On March 27, 2019, the Company adopted a buyback plan for the Company’s shares, in an amount of up to NIS 15 million, effective until March 31, 2020. On August 22, 2019, the Company announced the cancelation of the buyback plan. No shares were bought under the plan.

Rights Offering

In April and May 2020, rights were exercised for the purchase of 66,699,053 ordinary shares of the Company offered by way of a rights offering, according to a shelf offering report published by the Company in April 2020, in exchange for a gross amount of $11.4 million. The Company adjusted the basic and diluted earnings per share retroactively for the bonus element for all periods presented.

17. Share-Based Compensation

On March 30, 2017, the Company’s Board of Directors approved (in accordance with the Company’s Remuneration Policy and in accordance with the Company’s Capital Remuneration Plan 2016) the grant of 3,945,994 restricted share units (“RSUs”) to officers and other employees of the Company. The RSUs were allocated under section 102 of the Israeli Income Tax Ordinance (capital gains scheme with a trustee).

Grant Date	Grantees	Exercise terms	Number of units allocated (in thousands)	Vesting and additional terms (1)	Expiration date (2)	Grant date fair value (in thousands) (3)	Volatility	Stock price at grant date
3/30/2017	Officers	Every restricted share unit is exercisable into common share NIS 0.01 par value	3,521			$1,546	28.1% — 33.0%	$0.53
3/30/2017	Employees		425	Four equal annual portions subject to continuance of employment	At the end of five years from grant date	175	28.1% — 33.0%	$0.53
3/27/2019	Employees		200			62	33.0% — 34.4%	$0.40

(1)

The RSUs vest in four equal annual tranches on the following dates: (a) the first tranche can be exercised after 12 months from the grant date; (b) the second tranche can be exercised after 24 months from the grant date; (c) the third tranche can be exercised after 36 months from the grant date; and (d) the fourth tranche can be exercised after 48 months from the grant date. The vesting at any such date is subject to the grantees being employed or providing services to the Company or related companies during the period beginning on the allotment of the RSUs and ending at the date of their realization and subject to ending the vesting period and to the provisions established in an event of termination of employer-employee relationship.

(2)

To the extent the RSUs are not exercised at an earlier date, the RSUs will expire at the earliest of: (a) the end of five years from the grant date; (b) the termination of the employment relationship between the Company and the grantees subject to the provisions adopted and (c) in accordance with the decision of the Board of Directors on the expiration of the plan and the RSUs granted according to it.

(3)

The fair value of the RSUs granted as specified above is calculated by the Company with the assistance of an independent external specialist with the required knowledge, experience and expertise, and is based on the market value of the share at the time of grant.

The following table summarizes the activity related to RSUs granted to officers and employees of the Company:

	As of December 31,
	2019	2018
	(in thousands)
Nonvested RSUs, beginning of year	2,960	3,946
Granted	200	—
Forfeited	(38)	—
Vested and exercised (*)	(986)	(986)

Nonvested RSUs, end of the year	2,136	2,960

(*)

On March 30, 2018 and 2019, the first and second tranches vested, each in the amount of approximately 986 thousand RSUs, and were fully converted by the Company’s officers and employees to the Company’s shares on April 30, 2018 and on April 11, 2019, respectively.

During the years ended on December 31, 2019, 2018 and 2017, the Company recognized compensation expense for the RSUs granted of approximately $0.5 million, $0.5 million and $0.3 million, respectively.

As of December 31, 2019, total unrecognized compensation cost related to unvested restricted units was approximately $0.7 million, net of estimated forfeitures, which is expected to be recognized over a weighted average period of approximately 1.4 years.

18. Related Party Transactions

Balances outstanding with related parties as of December 31, 2019 and 2018 were as follows:

	As of December 31,
	2019	2018
	(in thousands)
Current assets:
Due from equity investment	$113	$104
Loan to equity investment	672	438
Due from KMG Realty LLC	210	—
Due from related parties	38	38
Non-current assets:
Due from Holdings (1)	7,133	7,133
Current liabilities:
Due to KMG Realty LLC	(5)	(75)
Due to related parties	(50)	(38)
Loan from Holdings, including accrued interest	(906)	(913)
Non-current liabilities:
Loans from Holdings	(10,868)	(11,726)

(1)

The maturity date of the Promissory Note is August 31, 2021 and as a result was classified as other non-current assets as of December 31, 2019 and 2018. The Promissory Note was fully paid as of February 28, 2020.

Company Payments to Related Parties in Connection with the Provision of Service as Officers or Employment in the Company

On November 1, 2005, the Company entered into ongoing service agreement with KMG Realty LLC (“KMG”), a US registered entity wholly owned and controlled by Mr. Arie Kotler, one of the Company’s controlling shareholders, under which Mr. Kotler’s services will be provided to the Company as Chairman of the Company’s Board of Directors. The terms and period of the agreement have been updated and extended from time to time, up to and including October 31, 2020 (the “KMG Management Agreement”).

The extension of the KMG Management Agreement was approved at the Company’s general meeting on October 2, 2017, which also approved Mr. Kotler’s authorization to continue in the position of CEO (or exercise his power) in parallel with his tenure as Chairman of the Board, for an additional period of three years (effective from November 1, 2017 through October 31, 2020) at no additional cost.

According to the KMG Management Agreement, KMG is entitled to a monthly management fee in the amount of approximately $5 thousand, linked to the Consumer Price Index (a total of approximately

$60 thousand annually linked to the consumer price index in 2019, 2018 and 2017), and to a reimbursement for reasonable expenses incurred by KMG in connection with the provision of management services. Total amounts paid to KMG in accordance with the KMG Management Agreement, recorded in general and administrative expenses, were approximately $60 thousand, $70 thousand and $60 thousand in the years ended December 31, 2019, 2018 and 2017, respectively.

Subject to the limitations of the law, KMG (including its employees, agents or anyone acting on its behalf) is entitled to indemnification from the Company for any damage, debt, loss or expense resulting from the provision of management services or related to these management services, except due to gross negligence, bad faith or malice.

The KMG Management Agreement will remain in effect as long as Mr. Kotler continues to serve as Chairman of the Company’s Board of Directors. The termination of the KMG Management Agreement will be made in writing by either party with at least six months notification in advance. The provisions of the KMG Management Agreement will continue to apply during the notice period. The Company may, in its sole discretion, waive the actual provision of the services during the notice period, in whole or in part, provided that it pays KMG the full management fee as Chairman of the Board, and the payments and benefits to which it is entitled for the entire notice period.

Subsidiaries’ Payments to Related Parties in Connection with the Provision of Service as Officers or Employment in the Company

Mr. Kotler

Commencing from December 27, 2011, Mr. Kotler serves as GPM’s CEO under the terms and period of a management services agreement between GPM and KMG in connection with Mr. Kotler’s services as GPM’s CEO, which were approved and extended by resolutions of the shareholders of the Company from time to time (the “Management Agreement”).

Accordingly, on November 11, 2019, the Company’s general meeting approved the terms of the current Management Agreement, in respect of the period commencing from January 1, 2020 to December 31, 2022, which had been extended and updated for the period up to December 31, 2019, as specified below:

•

As of January 1, 2020, KMG is entitled to a monthly management fee of approximately $90,000 (instead of a monthly management fee of approximately $60,000 paid from January 1, 2017 to December 31, 2019).

•	KMG is entitled to receive an annual bonus (the “annual bonus”) in accordance with GPM’s bonus program, applicable to most of GPM’s headquarters’ staff.

•

The annual bonus to which KMG will be entitled will not exceed six monthly management fee payments. Based on GPM’s results for the years ended December 31, 2019, 2018 and 2017, KMG was not eligible for the annual bonus.

•

If KMG will be entitled to the annual bonus, in whole or in part, it will be entitled for up to a third of the annual bonus (i.e., up to two months of management fees), and its entitlement for the balance (up to four months of management fees) is subject to an increase in the Company’s share price, so that for each 5% increase in the Company’s share price against a defined base price, KMG will be entitled to a one-month fixed management fee, and up to a four month fixed management fee. The annual bonus as stated above will be measured and paid annually.

In December 2016, a Profits Participation Agreement was signed which entitles KMG to an annual net profit participation amount for the years 2017 through 2019 which is calculated as the lower of (i) 3% of GPM’s annual net profit, based on GPM’s US GAAP consolidated financial statements for the years ending December 31, 2017,

December 31, 2018 and December 31, 2019, or (ii) $280 thousand. On account of 2017, KMG was entitled to approximately $189 thousand. On account of 2018, KMG was entitled to approximately $280 thousand. KMG was not entitled to an annual profit participation amount on account of 2019. Approximately $210 thousand was paid as advances in 2019 which was recorded as a prepaid asset on the December 31, 2019 consolidated balance sheet.

Total amounts paid to KMG in accordance with the Management Agreement and the Profit Participation Agreement, recorded in general and administrative expenses, were approximately $0.7 million, $1.0 million and $0.9 million in the years ended December 31, 2019, 2018 and 2017, respectively.

Effective from January 1, 2020, the Profits Participation Agreement was amended such that the annual net profit participation amount for the years 2020 through 2022 is calculated as the higher of (i) 5% of GPM’s annual net profits for such calendar year based on GPM’s US GAAP consolidated financial statements after adjustments as defined below, or (ii) 5% of the positive difference (if any) between the adjusted EBITDA for such calendar year and the adjusted EBITDA for the prior calendar year (as defined below), up to an annual maximum amount of $400 thousand.

“Adjustments” shall mean the following add backs to the net income (loss) line of GPM’s US GAAP consolidated financial statements: (1) exchange rates differences related to NIS liabilities of GPM to the Company; (2) finance expenses related to loans provided by the Company to GPM and its subsidiaries; (3) advisory service fees from GPM to the Company; (4) adjustments resulting from the impact of the implementation of ASC 842; and (5) transaction costs.

“Adjusted EBITDA” shall mean, for any given calendar year, GPM’s net income (loss) adjusted to exclude depreciation and amortization, interest and income taxes and further adjusted to exclude certain other expenses and adjustments (without deducting the non-controlling interest portion), as will be published to the public by GPM or if GPM does not make such publications then by a company controlling GPM, as part of an annual report for such calendar year filed with a major stock exchange (including the Tel-Aviv Stock Exchange).

In the event of termination of the Management Agreement during a calendar year, KMG will be entitled within 14 days from the date of publication of GPM’s annual financial statements for that year to a pro rata portion of the annual participation amount which will be calculated according to the number of months during the year until termination, divided by twelve.

KMG is entitled to quarterly advances each year in an amount of up to 25% of the annual net participation amount and it undertook that to the extent that following the publication of GPM’s annual reports it becomes clear that the annual net participation amount is lower than the aforesaid advances paid for that year, then the excess amounts will be offset from any future amounts to which it will be entitled.

The payments as stated above will be made subject to KMG’s obligation to pay back GPM amounts it received based on the above mentioned payments, in an event that the database used for their calculation turns out to be erroneous as part of a restatement of the annual financial statements of GPM (which is not as a result of changes in generally accepted accounting principles) during a period of twelve consecutive quarters after the date of such payments.

Subject to the limitations of the law, KMG (including its employees, agents and / or anyone on its behalf) will be entitled to indemnification from GPM, GPMP and / or any other corporation controlled by GPM for any damage, debt, loss or expense arising from the provision of the management services or related to such services, and GPM and GPMP and / or any other entity controlled by GPM (to the extent that they hold a separate policy from GPM) will insure KMG and / or Mr. Kotler with officers’ insurance.

Termination of the engagement will be made by written notice by either party with at least 180 days advance notice. GPM may, in its sole discretion, waive receiving the services during the notice period, in whole or in part, provided that it pays KMG the management fees, and all other payments and benefits to which it is entitled for the entire notice period. The Management Agreement includes provisions with regard to early termination as is customary in similar management agreements to which GPM is a party.

Mr. Willner

Mr. Morris Willner, one of the Company’s controlling shareholders, serves as Chairman of the Board of GPM. The terms of the management services agreement between GPM and a US registered entity owned and controlled by Mr. Willner (the “Willner Management Company”) were first approved in 2015 (the “Willner Management Agreement”). On October 2, 2017, the Company’s General Meeting approved the extension of the Willner Management Agreement for an additional period of three years, from January 1, 2018 to December 31, 2020.

Pursuant to the Willner Management Agreement, during the term of providing the services, the Willner Management Company will provide GPM, through Mr. Willner, with management services of the type provided by a chairman of the board. In consideration for providing the services, the Willner Management Company is entitled to receive from GPM monthly management fees in the amount of $24,000. In addition, during the period of providing the management services and for the purpose of providing these services, the Willner Management Company will be entitled to reimbursement for all reasonable expenses incurred in providing the management services. Total amounts paid to Mr. Willner in accordance with the Willner Management Agreement, recorded in general and administrative expenses, were approximately $0.3 million in each of the years ended December 31, 2019, 2018 and 2017.

The Willner Management Company will be entitled to receive an annual payment based on GPM’s bonus plan, provided that in any case the payment to which the Willner Management Company will be entitled will not exceed six monthly management fee payments. Based on GPM’s results for the years ended December 31, 2019, 2018 and 2017, the Willner Management Company was not eligible for the annual bonus.

In addition and subject to the limitations of the law, the Willner Management Company (including its employees, agents and / or anyone acting on its behalf) will be entitled to indemnification from GPM for any damage, liability, loss or expense arising from providing the management services or related to such management services, and GPM will have the Willner Management Company and / or Mr. Willner as Chairman of the Board of GPM covered by a directors and officers’ insurance policy.

The Willner Management Agreement can be terminated by at least 90 days in advance with written notice given by either party. GPM may, in its sole discretion, waive receiving the services during the notice period, in whole or in part, provided that it pays the Willner Management Company the management fees and all other payments and benefits to which it is entitled for the entire notice period. The Willner Management Agreement includes provisions with regard to early termination as is customary in similar management agreements to which GPM is a party.

19. Earnings per Share

The following table sets forth the computation of basic and diluted net income per common share:

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Net (loss) income attributable to Arko Holdings Ltd.	$(43,539)	$10,966	$(5,829)
Net loss from discontinued operations	—	—	(7)

	(43,539)	10,966	(5,822)

Weighted average common shares outstanding — Basic (*)	773,796	772,633	758,688
Effect of dilutive securities:
Common stock equivalents	—	—	—

Weighted average common shares outstanding — Diluted	773,796	772,633	758,688

Net (loss) income per share — Basic and Diluted	$(0.06)	$0.01	$(0.01)

(*)	adjusted to reflect the right offering completed in 2020, as detailed in Note 16 above.

The following convertible bonds and restricted share units have been excluded from the computation of diluted earnings per share because their effect would be antidilutive:

	As of December 31,
	2019	2018	2017
	(in thousands)
Convertible bonds (par value)	994	1,388	1,685
Restricted share units	2,136	2,960	3,946

20. Fair Value Measurements and Financial Instruments

The Company utilizes fair value measurement guidance prescribed by accounting standards to value its financial instruments. The guidance specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Inputs to the valuation methodology include quoted market prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value adjustment.

Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfers occurred. There were no transfers between any levels in 2019, 2018 or 2017.

The fair value of cash and cash equivalents, restricted cash and investments, and restricted cash in respect with Company’s bonds, trade receivables, accounts payable and other current liabilities approximated their carrying values as of December 31, 2019 and 2018 primarily due to the short-term maturity of these instruments. The fair value of the long-term debt approximated their carrying values as of December 31, 2019 and 2018 due to the frequency with which interest rates are reset based on changes in prevailing interest rates.

The Bonds (Series C) were presented in the consolidated balance sheets at amortized cost. The fair value of the Bonds (Series C) was $86.3 million and $85.2 million as of December 31, 2019 and 2018, respectively. The fair value measurements were classified as Level 1.

21. Segment Reporting

The reportable segments were determined based on information reviewed by the chief operating decision maker for operational decision-making purposes and the segment information is prepared on the same basis that our chief operating decision maker reviews such financial information. The Company’s reporting segments are the retail segment, the wholesale segment and the GPMP segment. The Company defines segment earnings as operating income.

The retail segment includes the operation of a chain of retail stores which include convenience stores selling fuel products and other merchandise to retail customers. At its Group operated convenience stores, the Group owns the merchandise and fuel inventory and employs personnel to manage the store.

The wholesale segment supplies fuel to independent dealers, sub-wholesalers and bulk purchasers, on either a cost plus or consignment basis. For consignment arrangements, the Group retains ownership of the fuel inventory at the site, is responsible for the pricing of the fuel to the end consumer, and shares the gross profit with the independent outside operators.

The GPMP segment includes GPMP and primarily includes the sale and supply of fuel to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments) at GPMP’s cost of fuel including taxes and transportation plus a fixed margin and the supply of fuel to a small number of independent outside operators and bulk purchasers.

The “All Other” segment includes the results of non-reportable segments which do not meet both quantitative and qualitive criteria as defined under ASC 280, Segment Reporting.

The majority of general and administrative expenses, depreciation and amortization, net other expenses, net interest and other financing expenses and income taxes are not allocated to the segments, as well as minor other income items including intercompany operating leases.

With the exception of goodwill as described in Note 8 above, assets and liabilities relevant to the reportable segments are not assigned to any particular segment, but rather, managed at the consolidated level. All segment revenues were generated from sites within the US and substantially all assets were within the US. No external customer represented more than 10% of revenues.

Inter-segment transactions primarily included the distribution of fuel by GPMP to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments). The effect of these inter-segment transactions was eliminated in the consolidated financial statements.

Year ended December 31, 2019	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$2,537,455	$159,597	$6,388	$—	$2,703,440
Merchandise revenue	1,375,438	—	—	—	1,375,438
Other revenues, net	43,882	5,264	784	—	49,930

Total revenues from external customers	3,956,775	164,861	7,172	—	4,128,808

Inter-segment	—	—	2,042,714	6,394	2,049,108

Total revenues from reportable segments	3,956,775	164,861	2,049,886	6,394	6,177,916

Operating income	90,454	52	43,500	6,394	140,400
Interest and financial expenses, net			(2,484)	(677)	(3,161)
Income tax expense				(1,038)	(1,038)
Loss from equity investment				(507)	(507)

Net income from reportable segments					$135,694

Year ended December 31, 2018	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$2,558,018	$169,518	$7,002	$—	$2,734,538
Merchandise revenue	1,281,611	—	—	—	1,281,611
Other revenues, net	42,044	5,013	724	—	47,781

Total revenues from external customers	3,881,673	174,531	7,726	—	4,063,930

Inter-segment	—	—	2,098,906	6,302	2,105,208

Total revenues from reportable segments	3,881,673	174,531	2,106,632	6,302	6,169,138

Operating income (loss)	91,041	(427)	40,006	6,302	136,922
Interest and other financial (expenses) income, net			(2,136)	673	(1,463)
Income tax expense				(1,180)	(1,180)
Loss from equity investment				(451)	(451)

Net income from reportable segments					$133,828

Year ended December 31, 2017	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$1,821,620	$135,640	$9,645	$—	$1,966,905
Merchandise revenue	1,031,798	—	—	—	1,031,798
Other revenues, net	36,883	4,241	719	—	41,843

Total revenues from external customers	2,890,301	139,881	10,364	—	3,040,546

Inter-segment	—	—	1,463,374	4,402	1,467,776

Total revenues from reportable segments	2,890,301	139,881	1,473,738	4,402	4,508,322

Operating income (loss)	74,167	(84)	33,920	4,402	112,405
Interest and other financing expenses, net			(1,702)	(898)	(2,600)
Income tax expense				(724)	(724)
Loss from equity investment				(452)	(452)

Net income from reportable segments					$108,629

A reconciliation of total revenues from reportable segments to total revenues on the consolidated statements of operations was as follows:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Total revenues from reportable segments	$6,177,916	$6,169,138	$4,508,322
Other revenues, net	(118)	953	588
Elimination of inter-segment revenues	(2,049,108)	(2,105,208)	(1,467,776)

Total revenues	$4,128,690	$4,064,883	$3,041,134

A reconciliation of net income from reportable segments to net (loss) income on the consolidated statements of operations was as follows:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Net income from reportable segments	$135,694	$133,828	$108,629
Amounts not allocated to segments:
Other revenues, net	(118)	953	588
Store operating expenses	(4,116)	1,659	595
General and administrative expenses	(66,743)	(59,271)	(48,068)
Depreciation and amortization	(58,031)	(50,068)	(35,026)
Other (expenses) income, net	(3,674)	12,020	(5,159)
Interest and other financial expenses, net	(45,045)	(24,770)	(31,267)
Income tax (expense) benefit	(5,129)	9,113	10,458
Net loss attributable to discontinued operations	—	—	(11)

Net (loss) income	$(47,162)	$23,464	$739

22. Store Operating Expenses

Store operating expenses consisted of the following:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Salaries and wages	$206,946	$191,126	$155,130
Rent	100,856	89,714	76,193
Credit card fees	61,079	57,944	42,811
Utilities, upkeep, and taxes	48,499	46,339	38,393
Repairs and maintenance	28,311	27,403	18,585
Insurance	17,549	15,323	12,058
Other store operating expenses	43,284	42,595	34,285

Total store operating expenses	$506,524	$470,444	$377,455

23. General and Administrative Expenses

General and administrative expenses consisted of the following:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Salaries and wages	$40,515	$37,282	$29,718
Legal, audit, professional and management fees expenses	4,678	5,845	5,108
Rent	1,259	1,129	1,097
Insurance	5,598	5,401	4,022
Other general and administrative expenses	17,261	12,360	10,677

Total general and administrative expenses	$69,311	$62,017	$50,622

24. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through September 9, 2020, which is the date these consolidated financial statements were available to be issued (the “issuance date”). Other than the events described in Notes 3, 11, 16 and 18 above and below, no other events were identified that required recognition or disclosure in these consolidated financial statements.

Ares Credit Agreement

As described in Note 11 above, on February 28, 2020 (the “Ares Closing Date”), GPM entered into an agreement with Ares to provide financing to GPM in a total amount of up to $347 million (the “Ares Credit Agreement” and the “Ares Loan” out of which the Company committed to provide GPM up to $47 million, as part of a syndication that was planned by Ares for the loan). On May 27, 2020, an amendment to the Ares Credit Agreement was signed (the “May 2020 amendment”), pursuant to which the Ares Loan amount was reduced to a total of up to $225 million, as detailed below, which was in accordance with Ares eligibility under the Ares Credit Agreement to reduce up to $75 million of the total Ares Loan amount. In addition, the Company’s commitment to provide GPM up to $47 million was cancelled and instead on June 30, 2020, the Company provided GPM and certain other fully owned subsidiaries a $25.0 million related-party loan secured by first degree liens on assets owned by GPM and certain other fully owned subsidiaries and Ares and PNC released their liens on such assets.

The following is a description of the key terms of the Ares Credit Agreement, as amended in the May 2020 amendment.

A loan in the amount of up to $225 million comprised of the following:

•

Initial Term Loan – $162 million that was provided at the Ares Closing Date. The Initial Term Loan and the proceeds of the Class F Membership Units (as described in Note 3.A. above) were primarily used by GPM to repay the entire outstanding balance of GPM’s related-party loans in the total amount of approximately $118 million, as well as to prepay the outstanding balance of the term loans from PNC for a total amount of $39.5 million.

•

Delayed Term Loan A – per the May 2020 amendment up to $63 million (instead of $135 million pursuant to the Ares Credit Agreement from February 28, 2020) that is to be used GPM to finance part of the consideration in the Empire Acquisition (including working capital) or investment in GPMP in exchange for an additional percentage that, pursuant to an amendment entered into in August 2020, can be borrowed in two drawings to be made no later than October 10, 2020. The obligation is subject to not having any material changes in the Empire Acquisition not approved by Ares.

All of the above will bear the same terms as to payment terms, interest and liens.

The Ares Loan principal is being paid in four equal quarterly installments in a total amount of 1% per annum with the remaining balance due on the maturity date of February 28, 2027. GPM is entitled to prepay the Ares Loan at any time, without penalty provided that if the prepayment is made before the end of one year from the Ares Closing Date, a fee of 1% will be paid.

The Ares Loan bears interest, as elected by GPM at: (a) a rate per annum equal to the Ares Alternative Base Rate (“Ares ABR”) plus a margin of 3.75%, or (b) LIBOR as defined in the agreement (not less than 1.5%) plus a margin of 4.75%. After one year from the Ares Closing Date, if the leverage ratio will be lower than 4.00 to 1, the margin will be reduced to 3.625% and 4.625%, respectively. The interest is being paid in quarterly installments under Ares ABR loans, and for LIBOR loans, the interest will be paid at the end of each LIBOR period but at least every three months. For unused portions of the Ares Credit Agreement, 1% per annum is being paid.

Ares ABR is equal to the greatest of: (i) the prime rate, (ii) the federal funds rate plus 0.5% and (iii) the one-month LIBOR plus 1.00%, all as defined in the agreement.

The Ares Loan is secured by a pledge on substantially all of the assets of GPM and all of its fully owned subsidiaries which are guarantors (other than assets that cannot be pledged due to regulatory or contractual obligations and assets pledged to M&T) including all of such entities’ rights in their subsidiaries (other than GPMP, Broyles Hospitality, LLC, and certain other subsidiaries).

The immediate owners of GPM, ACS, LLC, Holdings and HP SCF have pledged all their membership units in GPM as collateral to Ares.

Such pledges are in first priority other than second priority pledges on those assets pledged in first priority to PNC and certain other permitted liens. To the extent that the Group has financing agreements or leasing agreements with other third parties as defined according to ASC 842, the Group has also granted liens in favor of these third parties, which liens have priority over the collateral given to Ares.

The Ares Credit Agreement includes limitations and covenants as follows:

•	A leverage ratio will be measured on a quarterly basis.

•

The total indebtedness of Company and its subsidiaries (including GPMP) with regard to existing and future indebtedness, including, among other things, that the revolving line of credit to fund working capital (not including GPMP) will not exceed $200 million, limitations on incurrence of additional debt by GPMP if its total leverage ratio exceeds 4.75 to 1, and additional limitations on existing and future indebtedness, including with regard to indebtedness secured by specific assets.

•

Distributions to the members of GPM other than from equity issuance are subject to, among other things, the existence of excess cash flows (as defined in the Ares Credit Agreement) not required to be applied to prepay loans (or any portion thereof) and to a leverage ratio after such distribution not to exceed 2.85 to 1.

•	Payments to HP SCF on account of the senior preferred membership units and common membership units is subject to (unless made from equity issuance proceeds) a leverage ratio not to exceed 2.35 to 1.

•	Additional customary limitations and provisions exist as to payments to related-parties, new investments, sale of assets, payment of other indebtedness, liens and reporting requirements, among others.

•

Defaults of the Ares Credit Agreement include, among other things, the failure to pay principal and interest as required or non-compliance with financial covenants subject to a cure period in accordance with the Ares Credit Agreement. Upon the occurrence of an Event of Default in accordance with Ares Credit Agreement, Ares has variety of remedies, which includes the immediate repayment of the Ares Loan and cancellation of the commitment to provide the remaining obligations for subsequent loans according to the Ares Credit Agreement.

The Ares Credit Agreement includes events in which prepayments of the loan will be mandatory which include, among other things, excess cash flows according to mechanisms determined in the Ares Credit Agreement, net proceeds from sale of assets and net proceeds from additional indebtedness incurred as defined in the Ares Credit Agreement.

COVID-19 – Coronavirus

An outbreak of coronavirus (“COVID-19”) began in China in December 2019 and subsequently spread throughout the world. On March 11, 2020, the World Health Organization declared COVID-19 as a pandemic. Since the second half of March 2020, the pandemic has caused the issuance of orders in the US by the federal government, as well as governments of states and localities within the US, in an attempt to contain the spread of the coronavirus (such as restrictions on gathering and the closure of certain businesses).

During this period and until the issuance date of the consolidated financial statements, GPM’s convenience stores and independent outside operations continue to operate and remain open to the public as convenience store operations and gas stations are deemed an essential business by numerous federal and state authorities, including the U.S. Department of Homeland Security, and therefore are exempt from many of the restrictions that were, or are currently, imposed on the activity of US businesses. Commencing in May 2020, various states and localities began to gradually ease their stay-at-home orders and the orders requiring certain types of businesses to be closed. In addition, during this period and until the issuance date of the consolidated financial statements, the supply of products and gas to GPM’s convenience stores and gas stations has continued without any significant interruption. During this period and until the issuance date of the consolidated financial statements, there were positive impacts on the Company’s results of operations as measured regularly on the basis of segment operating income.

This increase in segment operating income was principally due to the significant increase in the fuel margin, which partially resulted from the significant drop in fuel prices commencing at the beginning of March 2020 and continuing through the end of April 2020, despite the significant reduction in the amount of gallons sold in the gas stations as a result of COVID-19 beginning in the second half of March 2020. Although fuel prices began to gradually increase in May 2020, fuel margin remained at higher levels than those achieved historically. Further, beginning in May 2020, stay-at-home orders began to be eased which resulted in an increase in the amount of gallons sold to prior weeks.

In light of the reduction in the amount of gallons sold, GPM’s principal fuel suppliers have temporarily revoked (for periods that vary among the different suppliers) the requirements under their agreements with GPMP to purchase minimum quantities of gallons, including such requirements under the incentive agreements from such suppliers. As of June 30, 2020, the reduction in gallons sold does not affect GPMP’s compliance with its commitments under the agreements with its principal suppliers.

During the second half of March 2020, there was a reduction in the merchandise revenue from GPM’s convenience stores and in the gross margin rate from such revenues. However, from the beginning of April 2020 and through the issuance date of the consolidated financial statements, GPM experienced growth in merchandise revenue and gross margin rate from such revenues as a result of shifting consumer demand from other retail channels to convenience stores and the continued increase in revenues for products in high demand, such as face masks and hand sanitizers.

On March 27, 2020, the CARES Act was enacted in response to the COVID-19. The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the US economy and fund a nationwide effort to curtail the effect of COVID-19. The CARES Act, among other things, increases the interest deductibility from 30% to 50% of adjusted taxable income for tax years beginning in 2019 and 2020; permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021; allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes; accelerates refunds of any remaining alternative minimum tax carryforwards to the 2019 tax year; and changes the depreciable life of qualified improvement property to 15 years for income tax purposes making it eligible for bonus depreciation. Additionally, GPM is able to defer payment of the total accrued amount of the employer portion of the FICA payroll tax from the date of the enactment of the CARES Act until December 31, 2020. Half of that deferment must be paid by December 31, 2021 and the remaining half must be paid by December 31, 2022. The Company estimates that the positive impact expected from the CARES Act on the Company’s financial condition, results of operations or cash flows is not material.

Since the pandemic is an event that is characterized by great uncertainty, as well as rapid and frequent changes, among other things, in connection with the pace of limiting the spread of the pandemic and the future measures that will be taken in order to prevent it from spreading, the Company cannot forecast nor estimate the entire impact of the pandemic on its business operations or results of operations.

The pandemic is an event that is out of the Company’s control and its continuance and evolvement may include, among other things: (a) an increase or decrease in demand for products sold in convenience stores and gas stations; (b) disruptions or suspension of the Company’s activities as a result of imposing restrictions on customer and employee traffic, among other things; (c) disruptions or delays in delivering products to the Company and limiting employee availability; (d) restrictions on the sale and pricing of certain types of products; and (e) changes in laws at federal, state and local levels related to the pandemic. Any changes or developments, as well as the length of the pandemic and its impact on the US economy, may adversely affect the Company’s business operations as well as its results of operations.

Haymaker Acquisition Corp. II Merger Agreement

On September 8, 2020, a business combination agreement (“the Merger Agreement”) was entered into between the Company, Haymaker Acquisition Corp. II (“HYAC”), a special purpose acquisition company which raised in June 2019 approximately $400 million in an initial public offering, and newly-formed fully owned subsidiaries of HYAC that were formed in order to enable the consummation of the merger transaction (the “Merger Transaction”).

Below are the primary terms regarding the Merger Agreement and additional binding agreements that were signed simultaneously with its execution.

1.	Structure of the Merger Transaction: At the date of completion of the Merger Transaction (the “HYAC Closing Date”), as part of mergers that will take place, the Company and HYAC will become wholly owned and controlled subsidiaries of Arko Corp., which was formed as part of the Merger Agreement and which commencing from the HYAC Closing Date, its shares will be trading on the Nasdaq Stock Exchange and the Tel-Aviv Stock Exchange (“Arko Corp.”). Concurrently with the execution of the Merger Agreement, the third parties who hold a portion of the equity rights in GPM (the “GPM Minority”) entered into an agreement with HYAC for the sale of all of their rights, directly or indirectly, in GPM based on the value of the Merger Transaction, so that after the merger, Arko Corp. will directly and indirectly hold full ownership and control of GPM.

Following the Merger Transaction, the Company’s shares will be delisted from the Tel Aviv Stock Exchange and the Company is planned to become a ‘Bond Company’ (within the meaning of this term by the Israeli Companies Law, 5789-1999) and a ‘Reporting Corporation’ (within the meaning of this term by the Israeli Securities Law, 5728-1968).

2.

Consideration for the Merger Transaction: The Company’s shareholders will receive in total up to $717.3 million (and will be entitled to choose between three separate payout methods as detailed below) (the “Gross Consideration Value”) and the GPM Minority will receive in total $337.7 million (the “Minority Consideration Value”), such that the total purchase consideration will be $1.055 billion. The consideration election of the Company’s shareholders shall be made no later than the closing date of the Merger Transaction.

a.

Option A (Stock Consideration): The number of shares validly issued, fully paid and nonassessable shares of Arko Corp. equal to the quotient of (i) such holder’s portion of the Gross Consideration Value divided by (ii) $10.00.

b.

Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s portion of the Gross Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of Arko Corp. equal to (i) such holder’s portion of the Gross Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

c.

Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s portion of the Gross Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of Arko Corp. equal to (i) such holder’s portion of the Gross Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50.

The controlling shareholders of the Company, Mr. Kotler and Mr. Willner, announced that they would choose only one of Option A or Option B. Therefore, the total cash consideration to the total shareholders of the Company will not exceed approximately $100 million.

The GPM Minority announced that they will receive all of the Minority Consideration Value in Arko Corp. shares. The agreement with the GPM Minority includes special arrangements with Ares with regard to their holdings in GPM including: (i) issuance of 1.1 million warrants by Arko Corp. exercisable into 1.1 million shares in lieu of the Ares Warrants; and (ii) arrangement that grants Ares a value of $27.3 million for their shares in Arko Corp. at the end of February 2023, by way of purchase of the shares or allotment of additional shares of Arko Corp.

3.

Dividend distribution or additional consideration to the Company’s shareholders: According to the Merger Agreement, the Company is entitled through the HYAC Closing Date to declare a dividend in the amount up to its cash surplus balances as defined below (subject to obtaining the required approvals by law) or alternatively notify HYAC that its cash surplus will be paid in cash to the Company’s shareholders on the HYAC Closing Date as additional merger consideration. The cash surplus will be determined near the HYAC Closing Date based on the amount of the Company’s cash and cash equivalents (including restricted cash with respect to the Company’s bonds) in excess of the outstanding indebtedness (which include mainly liabilities in respect of principal and interest of the Company’s bonds) plus the balance of any loans the Company made to GPM (including accrued interest).

4.

The share capital of Arko Corp. following the HYAC Closing Date and details regarding the holdings of Haymaker’s Founders: According to HYAC’s prospectus dated June 2019, 40 million shares were allotted to the public at a price of $10 per share together with approximately 13.3 million warrants exercisable for a period of five years from the HYAC Closing Date to approximately 13.3 million shares in consideration for an exercise price of $11.50 per share. In addition, 0.5 million warrants were issued to financial institutions as part of the public issuance.

At the time of the above allotment, the HYAC’s Founders (“Haymaker Founders”) were allotted 10 million shares of HYAC, for a nominal consideration, together with 5.55 million warrants allotted in consideration for $8.325 million exercisable for a period of five years from the HYAC Closing Date to 5.55 million shares in consideration for an exercise price of $11.50 per share. On the HYAC Closing Date, 5 million shares out of 10 million shares that Haymaker Founders are entitled to and 2 million warrants, out of 5.55 million warrants they are entitled to, will be forfeited, so that at the HYAC Closing Date, the Haymaker Founders will be entitled to 5 million shares and 3.55 million warrants in Arko Corp. and to an additional 2 million shares of Arko Corp. subject to the share price of Arko Corp. reaching $13.00 or higher within five years from the HYAC Closing Date and to an additional 2 million shares subject to the share price of Arko Corp. reaching $15.00 or higher within seven years from the HYAC Closing Date.

At the HYAC Closing Date, Mr. Kotler is expected to hold 15.1% to 17.3% of Arko Corp.’s share capital and Mr. Willner is expected to hold 14% to 16% of Arko Corp.’s share capital.

5.

Arko Corp.’s Board of Directors: The Board of Directors of Arko Corp. will be a staggered board consisting, as of the HYAC Closing Date, of seven directors, four of whom will be determined by the Company (including Mr. Kotler who will serve as chairman of the board), two directors who will be determined by HYAC and one director who will be determined by agreement between HYAC and the Company. Mr. Willner and some of the Haymaker Founders undertook that as long as they hold shares of Arko Corp. for a period of seven years from the HYAC Closing Date, they will vote their shares in favor of Mr. Kotler’s appointment to the board of directors of Arko Corp., subject to mechanisms set forth in the agreements.

6.

Mr. Kotler’s tenure at Arko Corp.: Together with the engagement in the binding agreements, Mr. Kotler entered into an employment agreement with Arko Corp., according to which Mr. Kotler will serve as CEO of Arko Corp. and in accordance with the binding agreements will serve, in addition, as chairman of the board of Arko Corp.

7.

Representations and Additional Provisions: The Merger Agreement includes representations by the Company (with respect to it, GPM and its other subsidiaries) and HYAC as customary in such agreements. In accordance with the provisions of the Merger Agreement, the presentations made in its framework will expire on the HYAC Closing Date. In addition, the Merger Agreement stipulates provisions for the interim period between the date of signing the agreement and the HYAC Closing Date as is customary in such agreements, mechanisms for release from the Merger Agreement and clauses terminating the Merger Agreement, including reference to termination fee and capital incentive plan after the HYAC Closing Date.

8.

Registration Document: HYAC intends that Arko Corp. will submit to the Securities and Exchange Commission (the “SEC”) a draft Registration Statement which includes a prospectus (on Form S-4) (the “Registration Statement”). The approval of the Registration Statement by the SEC is a condition to convene the HYAC shareholders’ meeting for the approval of the Merger Transaction and the offering of Arko Corp.’s securities to the Company’s shareholders as part of the Merger Transaction.

9.

Closing Conditions to the Merger Transaction: The consummation of the Merger Transaction is subject to, among other things, the fulfillment of closing conditions, the primary of which are as follows: (1) approval by HYAC’s shareholders of the Merger Transaction; (2) HYAC’s cash balance prior to the HYAC Closing Date will be at least $ 275 million; (3) approval by the Company’s shareholders of the Merger Transaction; (4) receipt of approvals from certain third parties required to consummate the transaction as specified in the Merger Agreement; (5) the closing of the purchase of the holdings of the GPM Minority concurrently with the closing of the Merger Transaction; (6) the closing of the Empire transaction without a material adverse change to its terms (refer to Note 3 above); (7) the Registration Statement being declared effective in accordance with US securities law; and (8) registration of the shares of Arko Corp. on the Nasdaq and the Tel Aviv Stock Exchange for dual listing.

Pursuant to the Merger Agreement, if the HYAC Closing Date has not occurred by January 31, 2021, either party will be entitled to cancel the Merger Agreement. However, in the event the Registration Statement will not be approved by the SEC by November 12, 2020, the aforesaid deadline will be automatically postponed to March 31, 2021.

The parties intend to work to close the Merger Transaction by the end of 2020, however, there is no certainty that this will be possible in light of the closing conditions in the Merger Agreement, as set forth above, including dependency on consents, approvals and actions of third parties.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

(in thousands)

	As of December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$21,302	$17,925
Restricted cash with respect to the Company’s bonds	4,260	3,731
Long-term loans to subsidiaries and other investee, current portion	15,242	14,024
Other current assets	2,928	1,873

Total current assets	43,732	37,553
Non-current assets:
Non-current restricted cash with respect to the Company’s bonds	1,963	2,179
Investments in subsidiaries	9,669	36,525
Long-term loans to subsidiaries and other investee	99,815	106,261
Other	210	69

Total assets	$155,389	$182,587

Liabilities
Current liabilities:
Long-term debt, current portion	$11,228	$10,359
Operating leases, current portion	95	—
Other current liabilities	516	467

Total current liabilities	11,839	10,826
Non-current liabilities:
Long-term debt, net	73,580	78,554
Intercompany capital notes	4,128	3,807
Operating leases	45	—
Other non-current liabilities	24	3

Total liabilities	77,777	82,364

Shareholders’ equity	65,773	89,397

Total liabilities and shareholders’ equity	$155,389	$182,587

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

(in thousands)

	For the year ended December 31,
	2019	2018	2017
Income:
Income from loans to subsidiaries and other investee	$6,992	$8,138	$5,044
Other income	712	1,492	—

	7,704	9,630	5,044
Expenses:
General and administrative	2,471	2,380	2,052
Expenses related to loans to subsidiaries and other investee	1,281	—	1,753

	3,752	2,380	3,805

Income before interest and financing income (expenses)	3,952	7,250	1,239
Interest and other financial income	299	851	83
Interest and other financial expenses	(4,832)	(3,984)	(3,996)

(Loss) income before income taxes	(581)	4,117	(2,674)
Income tax expense	(1,140)	(1,282)	(828)
Equity (loss) income from subsidiaries	(41,818)	8,131	(2,320)

(Loss) income from continuing operations	(43,539)	10,966	(5,822)

Loss from discontinued operations	—	—	(7)

Net (loss) income	$(43,539)	$10,966	$(5,829)

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	For the year ended December 31,
	2019	2018	2017
Net (loss) income	$(43,539)	$10,966	$(5,829)

Other comprehensive income (loss):
Foreign currency translation adjustments	4,520	(4,332)	5,117

Total other comprehensive income (loss)	4,520	(4,332)	5,117

Comprehensive (loss) income	$(39,019)	$6,634	$(712)

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net (loss) income	$(43,539)	$10,966	$(5,829)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Equity loss (income) from subsidiaries	41,818	(8,121)	2,327
Amortization of debt discount and premium	(409)	(718)	(988)
Depreciation and amortization	11	8	8
Foreign currency gain (loss) and interest related to intercompany loans	1,645	(4,288)	8,448
Share-based compensation	516	490	345
Changes in assets and liabilities:
(Increase) decrease in other current assets	(707)	(1,433)	120
Increase (decrease) in other current liabilities	15	(7)	(1,300)

Net cash (used in) provided by operating activities	$(650)	$(3,103)	$3,131

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS (CONT’D)

(in thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from investing activities:
Loans to investees	$(174)	$(56,759)	$(24,133)
Repayments of loans to subsidiaries and other investees	14,133	11,750	15,550
Other	(3)	(5)	(3)

Net cash provided by (used in) investing activities	13,956	(45,014)	(8,586)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net	—	59,197	9,786
Repayment of long-term debt	(10,861)	(10,543)	(2,508)
Other	(18)	(11)	—

Net cash (used in) provided by financing activities	(10,879)	48,643	7,278

Net increase in cash and cash equivalents and restricted cash	2,427	526	1,823
Effect of exchange rate on cash and cash equivalents and restricted cash	1,263	(926)	1,965
Cash and cash equivalents and restricted cash, beginning of year	23,835	24,235	20,447

Cash and cash equivalents and restricted cash, end of year	$27,525	$23,835	$24,235

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents, beginning of year	17,925	20,635	18,312
Restricted cash with respect to the Company’s bonds, beginning of year	5,910	3,600	2,135

Cash and cash equivalents and restricted cash, beginning of year	$23,835	$24,235	$20,447

Cash and cash equivalents, end of year	21,302	17,925	20,635
Restricted cash with respect to the Company’s bonds, end of year	6,223	5,910	3,600

Cash and cash equivalents and restricted cash, end of year	$27,525	$23,835	$24,235

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS (CONT’D)

(in thousands)

	Year ended December 31,
	2019	2018	2017
Supplementary cash flow information:
Cash received for interest	$6,714	$4,548	$10,028
Cash paid for interest	4,266	4,565	3,560
Cash paid for taxes	1,123	1,124	2,135

Supplementary noncash activities:
Purchase of property and equipment under operating leases	49	—	—
Loans to investees by offseting principal repayments of loans to investees	—	1,481	2,916
Loans to investees by offseting interest payments from loans to investees	—	2,533	1,270

The accompanying notes are an integral part of the condensed financial statements.

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. General

The condensed financial statements represent the financial information required by SEC Regulation S-X Rule 5-04 for Arko Holdings Ltd. (the “Company”), which requires the inclusion of parent company only financial statements if the restricted net assets of consolidated subsidiaries exceed 25% of total consolidated net assets as of the last day of its most recent fiscal year. As of December 31, 2019, Arko Holdings Ltd.’s restricted net assets of its consolidated subsidiary, GPM Investments, LLC (“GPM”), were $137.9 million and exceeded 25% of the Company’s total consolidated net assets. The primary restrictions as of December 31, 2019 were driven by GPM’s financing agreements with PNC which restrict the transfer of non-cash assets from GPM to the Company. These financing agreements also include restrictions on distributions according to which, among other things, GPM’s ability to distribute is subject to certain conditions including a minimum Fixed Charge Coverage Ratio and Undrawn Availability limitations, each as defined in the underlying agreements. For more information about GPM’s financing agreements with PNC, refer to Note 11 to the consolidated financial statements.

2. Summary of Significant Accounting Policies

The accompanying condensed financial statements have been prepared to present the financial position, results of operations and cash flows of the Company on a stand-alone basis as a holding company. Investments in subsidiaries are accounted for using the equity method. The condensed parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

3. Debt

As of December 31, 2019 and 2018, the Company’s long-term debt outstanding was its Bonds (Series C) and Convertible Bonds (Series H), both denominated in New Israeli Shekel (“NIS”). Refer to Note 11 to the consolidated financial statements for a description of their terms, including liens and financial covenants.

Total scheduled future principal payments and amortization of debt discount and premium under these debt agreements were as follows as of December 31, 2019:

Amount
(in thousands)
2020	$11,203
2021	11,203
2022	11,203
2023	11,107
2024	38,875

83,591
Debt discount and premium	1,217

Total debt	$84,808

(*)

As of December 31, 2019 and 2018, the Company has financial liabilities in the amount of approximately $4.1 million for capital notes issued by the Company to wholly owned subsidiaries, denominated in NIS, which do not bear interest, without due dates and which will not be repaid prior to January 1, 2021.

HAYMAKER ACQUISITION CORP. II

CONDENSED BALANCE SHEETS

	June 30, 2020 (Unaudited)	December 31, 2019
Current assets
Cash	$471,611	$816.926
Prepaid income taxes	73,607	—
Prepaid expenses	130,117	194,902

Total current assets	675,355	1,011,828

Deferred tax asset	19,040	—
Investments and cash held in Trust Account	404,986,790	404,362,721

Total assets	$405,681,165	$405,374,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$156,604	$116,666
Income tax payable	—	786,210

Total current liabilities	156,604	902,876

Deferred tax liability	—	10,721
Deferred underwriter compensation	15,000,000	15,000,000

Total liabilities	15,156,604	15,913,597

Commitments
Common stock subject to possible redemption 38,080,223 and 38,116,403 shares at redemption value as of June 30, 2020 and December 31, 2019, respectively	385,524,560	384,460,951

Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—

Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,919,777 and 1,883,597 shares issued and outstanding (excluding 38,080,223 and 38,116,403 shares subject to redemption) as of June 30, 2020 and December 31, 2019, respectively	192	188
Class B convertible common stock, $0.0001 par value; 20,000,000 shares authorized; 10,000,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	937,219	2,000,832
Retailed earnings	4,061,590	2,997,981

Total stockholders’ equity	5,000,001	5,000,001

Total liabilities and stockholders’ equity	$405,681,165	$405,374,549

See accompanying notes to condensed financial statements

HAYMAKER ACQUISITION CORP. II

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Six Months Ended June 30, 2020	For the period from February 13, 2019 (inception) through June 30, 2019
Operating costs and formation costs	$310,583	$52,114	$626,526	$52,114

Loss from operations	(310,583)	(52,114)	(626,526)	(52,114)

Other income:
Interest income	431,730	432,440	2,023,008	432,440
Unrealized gain (loss) on securities held in Trust Account	(205,945)	50,143	(39,612)	50,143

Other income, net	225,785	482,583	1,983,396	482,583

Income (loss) before provision for income taxes	(84,798)	430,439	1,356,870	430,439)
Provision for Income Taxes	(25,441)	(90,392)	(293,261)	(90,392)

Net income (loss)	$(110,239)	$340,047	$1,063,609	$340,047

Weighted average shares outstanding, basic and diluted (1)	11,899,820	9,386,565	11,891,709	7,236,612

Basic and diluted net loss per common share (2)	$(0.02)	$(0.00)	$(0.03)	$(0.00)

(1)

Excludes an aggregate of up to 38,080,223 shares subject to redemption for the three and six months ended June 30, 2020 and excludes an aggregate of up to 38,135,881 shares subject to redemption for the three months ended June 30, 2019 the period from February 13, 2019 (date of inception) through June 30, 2019.

(2)

Basic and diluted net loss per common share excludes income attributable to shares subject to possible redemption of $143,129 for the three months ended June 30, 2020 and $1,456,829 for the six months ended June 30, 2020 and excludes income attributable to shares subject to possible redemption of $358,023 for the three months ended June 30, 2019 and for the period from February 13, 2019 (inception) through June 30, 2019.

See accompanying notes to condensed financial statements.

HAYMAKER ACQUISITION CORP. II

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

For the Six Months Ended June 30, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2020	1,883,597	$188	10,00,000	$1,000	$2,000,832	$2,997,981	$5,000,001

Common stock subject to possible redemption	16,223	1	—	—	(1,173,849)	—	(1,173,848)

Net income	—	—	—	—	—	1,173,848	1,173,848

Balance – March 31, 2020 (unaudited)	1,899,820	$189	10,000,000	$1,000	$826,983	$4,171,829	$5,000,001

Common stock subject to redemption	19,957	3	—	—	110,236	—	110,239

Net loss	—	—	—	—	—	(110,239)	(110,239)

Balance – June 30, 2020 (unaudited)	1,919,777	192	10,000,000	1,000	$937,219	$4,061,590	$5,000,001

For the period from February 13, 2019 (inception) through June 30, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – February 13, 2019 (inception)	—	$—	—	$—	$—	$—	$—

Sale of Class B common stock to Sponsor	—	—	8,625,000	863	24,137	—	25,000

Balance – March 31, 2019 (unaudited)	—	—	8,625,000	863	$24,137	$—	$25,000

Class B Stock Split, less forfeiture from over-allotment			1,375,000	137	(323)	—	(186)

Sale of 40,000,000 Units, net of underwriters discount and offering costs	40,000,000	4,000	—	—	377,437,970	—	377,441,970

Sale of 6,000,000 Private Placement Warrants	—	—	—	—	9,000,000	—	9,000,000

Common stock subject to redemption	(38,135,881)	(3,814)	—	—	(381,803,016)	—	(381,806,830)

Net income	—	—	—	—	—	340,047	340,047

Balance – June 30, 2019 (unaudited)	1,864,119	186	10,000,000	1,000	$4,658,768	$340,047	$5,000,001

See accompanying notes to condensed financial statements.

HAYMAKER ACQUISITION CORP. II

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30, 2020	For the period from February 13, 2019 (inception) through June 30, 2019
Cash Flows from Operating Activities:

Net income	$1,063,609	$340,047
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(2,023,008)	(432,440)
Unrealized loss (gain) on marketable securities held in Trust Account	39,612	(50,143)
Deferred tax (asset) liability	(29,761)	10,530
Changes in operating assets and liabilities:
Prepaid expenses	64,785	(179,783)
Accounts payable and accrued expenses	39,938	20,469
Income tax payable	(859,817)	79,862

Net cash used in operating activities	(1,704,642)	(211,458)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(400,000,000)
Cash withdraw from Trust Account to pay income and franchise taxes	1,359,327	—

Net cash provided by investing activities	1,359,327	(400,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to initial stockholder	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	393,000,000
Proceeds from sale of Private Placement Warrants	—	9,000,000
Proceeds from promissory notes – related parties		270,000
Repayment of promissory notes – related parties	—	(270,000)
Payment of offering costs	—	(562,030)

Net cash provided by financing activities	—	401,462,970

Net Change in Cash	(345,315)	1,251,512
Cash – Beginning	816,926	—

Cash – Ending	$471,611	$1,251,512

Non-Cash investing and financing activities:
Deferred underwriting fees	$15,000,000	$15,000,000

Cash paid for income taxes	$1,182,839	$—

Initial classification of common stock subject to redemption	$381,458,796	$381,458,796

Change in value of common stock subject to possible redemption	$1,063,609	$344,227

See accompanying notes to condensed financial statements.

HAYMAKER ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Description of Organization and Business Operations

Organization and General

Haymaker Acquisition Corp. II (the “Company”) was incorporated in Delaware on February 13, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). The Company intends to acquire and operate a business in the consumer and consumer-related products and services industries. However, the Company is not limited to these industries and may pursue a business combination opportunity in any business or industry it chooses and may pursue a company with operations or opportunities outside of the United States.

At June 30, 2020, the Company had not yet commenced operations. All activity through June 30, 2020 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below and since the Initial Public Offering, the search for a target business to acquire. The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents and permitted investments from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on June 6, 2019. On June 11, 2019, the Company consummated the Initial Public Offering of 40,000,000 units (“Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), generating gross proceeds of $400,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 warrants at a price of $1.50 per warrant (“Placement Warrants”) in a private placement, generating gross proceeds of $9,000,000. Of this amount, Haymaker Sponsor II, LLC (the “Sponsor”) purchased 5,550,000 Placement Warrants for $8,325,000, Cantor Fitzgerald & Co. (“Cantor”) purchased 383,333 Placement Warrants for $575,000 and Stifel, Nicolaus & Company, Incorporated (“Stifel”) purchased 66,667 Placement Warrants for $100,000. Each Placement Warrant is exercisable to purchase one whole share of the Company’s Class A common stock at $11.50 per share. The Placement Warrants are identical to the warrants sold in the Initial Public Offering subject to limited exceptions, which are described in Note 4.

Following the closing of the Initial Public Offering on June 11, 2019, an amount of $400,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Placement Warrants was placed in a trust account (the “Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

Transaction costs amounted to $22,562,030, consisting of $7,000,000 of underwriting fees, $15,000,000 of deferred underwriting fees and $562,030 of Initial Public Offering costs. In addition, $1,444,570 of cash was held outside of the Trust Account on June 11, 2019 and was available for working capital purposes.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the remaining net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under NASDAQ rules. If the Company seeks stockholder approval, it will complete its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 either immediately prior to or upon consummation of the Initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of the Initial Business Combination and the Company does not conduct redemptions in connection with the Initial Business Combination pursuant to the tender offer rules, the Company’s amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares or more of the Public Shares, without the prior consent of the Company.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. As a result, such shares of Class A common stock will be recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the

Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay the Company’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within 24 months of the closing of the Initial Public Offering. However, if the Sponsor or any of the Company’s directors, officers or affiliates acquire shares of Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

The Trust Account

The proceeds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of one hundred eighty-five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the Initial Business Combination; (ii) the redemption of any Public Shares sold in the Initial Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of the Public Shares if it does not complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering; and (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within 24 months from the closing of the Initial Public Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Indemnity

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust

Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the U.S. Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The unaudited interim condensed financial statements should be read in conjunction with the audited financial statements included in the Form 10-K filed by the Company with the SEC on March 19, 2020.

Liquidity and Going Concern

As of June 30, 2020, the Company had a balance of cash of $471,611.

The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable and deferred underwriting commissions) to complete its Initial Business Combination.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern through June 11, 2021 which is the date the Company is required cease all operations except for the purpose of winding up if it has not completed a Business Combination. The Company has incurred significant losses and may require additional funds to meet its obligations and sustain its operations.

The Company cannot provide any assurance that additional financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2020 and December 31, 2019.

Investments and Cash Held in Trust Account

At June 30, 2020 and December 31, 2019, the assets held in the Trust Account were held in cash and U.S. Treasury Bills. For the six months ended June 30, 2020, the Company had withdrawn $1,359,327 from the Trust Account to pay franchise and income taxes.

Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at June 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

On March 27, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain net operating losses (“NOL) and allow businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspend the excess business loss rules, accelerate refunds of previously generated corporate alternative minimum tax credits, generally loosen the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions. The Company does not believe that the CARES Act will have a significant impact on Company’s financial position or statement of operations.

Any difference between the effective tax rate and statutory tax rate is the result of deferred tax asset or liability balances related to unrealized gains or losses on marketable securities.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period, less common shares that were subject to forfeiture or redemption. At June 30, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company under the treasury stock method. The Company has not considered the effect of warrants sold in the Public Offering and Private Placement to purchase 19,333,333 shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for the period.

Reconciliation of Net Loss per Common Share

The Company’s net income is adjusted for the portion of income that is attributable to common stock subject to redemption, as these shares only participate in the income of the Trust Account and not the losses of the Company. Accordingly, basic and diluted loss per common share is calculated as follows:

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Six Months Ended June 30, 2020	For the period from February 13, 2019 (inception) through June 30, 2019
Net income (loss)	$(110,239)	$340,047	$1,063,609	$340,047
Less: Income attributable to common stock subject to redemption	(143,129)	(358,023)	(1,456,829)	(358,023)

Adjusted net loss	$(253,368)	$(17,976)	$(393,220)	$(17,976)
Weighted average shares outstanding, basic and diluted	11,899,820	9,386,565	11,891,709	7,236,612

Basic and diluted net loss per common share	$(0.02)	$(0.00)	$(0.03)	$(0.00)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At June 30, 2020, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 40,000,000 Units at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Redeemable Warrant”). Each whole Redeemable Warrant is exercisable to purchase one share of Class A common stock and only whole warrants are exercisable. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Redeemable Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. Each whole Redeemable Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 Placement Warrants at a price of $1.50 per warrant in a private placement, generating gross proceeds of $9,000,000. Of this amount, the Sponsor purchased 5,550,000 Placement Warrants for $8,325,000, Cantor purchased 383,333 Placement Warrants for $575,000 and Stifel purchased 66,667 Placement Warrants for $100,000. Each Placement Warrant is exercisable to purchase one whole share of the Company’s Class A common stock at $11.50 per share. The Placement Warrants are identical to the warrants sold as part of the units in the Initial Public Offering, except that the Placement Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, Cantor, Stifel or their permitted transferees. In addition, the Placement Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. The proceeds from the Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering, the proceeds from the sale of the Placement Warrants held in the Trust Account will be used to fund the redemption of the Company’s Public Shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless.

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Placement Warrants until 30 days after the completion of the Initial Business Combination. Additionally, for so long as the Placement Warrants are held by Cantor, Stifel or their designees or affiliates, they may not be exercised after five years from the effective date of the registration statement for the Company’s Initial Public Offering.

5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 15, 2019, the Company issued an aggregate of 8,625,000 shares of Class B common stock to the Sponsor (“Founder Shares”) for an aggregate purchase price of $25,000. On June 6, 2019, the Company effected a 1.16666667 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 10,062,500 Founder Shares (up to 1,312,500 shares of which were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised). The Sponsor has forfeited, as the result of the partial exercise of the over-allotment option of the underwriter, 62,500 of these Founder Shares, resulting in the Sponsor holding 10,000,000 Founder Shares, which is 20% of the Company’s issued and outstanding shares. The Founder Shares will automatically convert into Class A common stock upon the consummation of the Initial Business Combination on a one-for-one basis, subject to adjustments as described in Note 7. Holders of Founder Shares may also elect to convert their shares of Class B convertible common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

The Initial Stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Pursuant to the letter agreement, the Sponsor, officers and directors have agreed to vote any Founder Shares held by them and any Public Shares purchased during or after this offering (including in open market and privately negotiated transactions) in favor of the Initial Business Combination.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on June 7, 2019 through the earlier of the consummation of the Initial Business Combination or the Company’s liquidation, the Company will pay the

Sponsor a monthly fee of $20,000 for office space, utilities and administrative support. For the three months ended June 30, 2020, the Company incurred and paid $60,000 of expenses.

Related Party Loans

On March 15, 2019, the Sponsor loaned the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. The Company repaid the full $270,000 borrowed under the Note on June 11, 2019 and has no borrowings from the Note as of June 30, 2020.

In order to finance transaction costs in connection with the Initial Business Combination, the Sponsor, the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (the “Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of the Initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.50 per warrant that would be identical to Placement Warrants, including as to exercise price, exercisability and exercise period.

6. COMMITMENTS

Registration Rights

The holders of Founder Shares, Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock) pursuant to a registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. Notwithstanding the foregoing, Cantor, Stifel and their designees may not exercise their demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the registration statement and may not exercise their demand rights on more than one occasion.

The holders of Founder Shares, Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans will not be able to sell these securities until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of two percent (2.0%) of the gross proceeds of the Initial Public Offering of $350,000,000, or $7,000,000. In addition, the underwriters have earned an additional 3.5% on $350,000,000 of the gross proceeds of the Initial Public Offering, or $12,250,000, plus an additional 5.5% of the gross proceeds from the over-allotment, or $2,750,000 (“Deferred Underwriting Commission”) that will be paid upon consummation of the Company’s Initial Business Combination. This commitment of $15,000,000 has been recorded as Deferred Underwriter Compensation in the balance sheet as of June 30, 2020. The underwriting agreement provides that the deferred underwriting discount will be waived by the underwriter if the Company does not complete its Initial Business Combination.

A portion of the Deferred Underwriter Compensation (up to a maximum $3,243,750) may be paid to Stifel or other third parties that did not participate in the Initial Public Offering (but who are members of FINRA) that assist the Company in consummating an Initial Business Combination. The election to make such payments to third parties will be solely at the discretion of the Company’s management team, and such third parties will be selected by the Company’s management team in their sole and absolute discretion; provided, that no single third party (together with its affiliates) may be paid an amount in excess of the portion of the aggregate Deferred Underwriting Commission paid to the underwriter unless the parties otherwise agree.

7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At June 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. At June 30, 2020, there were 1,919,777 shares of Class A common stock issued and outstanding (excluding 38,080,223 shares of Class A common stock subject to possible redemption). At December 31, 2019, there were 1,883,597 shares issued and outstanding (excluding 38,116,403 shares subject to redemption).

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class common stock with a par value of $0.0001 per share. The Company’s initial stockholders currently own an aggregate of 10,000,000 shares of the Company’s Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Company’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as described herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of the Initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Initial Business Combination and any private placement-equivalent warrants issued to the Company’s Sponsor or its affiliates upon conversion of loans made to us)

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

Warrants —

Redeemable Warrants

Each whole Redeemable Warrant is exercisable to purchase one share of Class A common stock and only whole warrants are exercisable. The Redeemable Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. Each whole Redeemable Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50.

Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade requiring a purchase at least three units to receive or trade a whole warrant. The warrants will expire five years after the completion of the Initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

If the shares issuable upon exercise of the warrants are not registered under the Securities Act within 60 business days following the Initial Business Combination, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. In the event that the conditions in the immediately preceding sentence are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Initial Business Combination, the Company will use its reasonable best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its reasonable best efforts to cause the same to become effective within 60 business days following its Initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, inclusive of interest earned on equity held in trust, available for the funding of the Initial Business Combination on the date of the consummation of the Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Initial Business Combination is consummated (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Placement Warrants

The Sponsor, Cantor, and Stifel purchased an aggregate of 6,000,000 Placement Warrants at a price of $1.50 per whole warrant in a private placement that occurred simultaneously with the closing of the Initial Public Offering. Each whole Placement Warrant is exercisable for one whole share of the Company’s Class A common stock at a price of $11.50 per share. These Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, Cantor, Stifel or their or their permitted transferees. The Placement Warrants (including the Class A common stock issuable upon exercise of the Placement Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the Initial Business Combination and they will not be redeemable so long as they are held by the Company’s Sponsor or its permitted transferees. Otherwise, the Placement Warrants have terms and provisions that are identical to those of the Redeemable Warrants, including as to exercise price, exercisability and exercise period. If the Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis the Redeemable Warrants.

If holders of the Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that the Company has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor, or its permitted transferees is because it is not known at this time whether they will be affiliated with us following the Initial Business Combination. If they remain affiliated with the Company, their ability to sell the Company’s securities in the open market will be significantly limited. The Company expects to have policies in place that prohibit insiders from selling the Company’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell the Company’s securities, an insider cannot trade in the Company’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of Class A common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, the Company believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The Company’s Sponsor has agreed not to transfer, assign or sell any of the Placement Warrants (including the Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date the Company completes its Initial Business Combination.

8. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2020 and December 31, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	June 30, 2020	December 31, 2019
Assets:
Cash and marketable securities held in Trust Account	1	$404,986,790	$404,362,721

9. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Other than as described in these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On July 13, 2020, the Company, ARKO Holdings Ltd. (“Arko”) and GPM Investments, LLC (“GPM”) issued a joint press release, announcing that the Company, Arko and GPM had entered into a non-binding letter of intent (the “Letter of Intent”) for a business combination. Arko is an Israeli holding company which, through its indirect U.S. subsidiary, GPM, is a leading convenience store operator with 1,272 company-operated stores and 128 additional sites as of December 31, 2019 to which it delivers fuel in the United States (excluding pending acquisitions).

Under the terms of the Letter of Intent, the Company and Arko intend to enter into a definitive agreement pursuant to which the Company and Arko would combine, with the former equity holders of both entities and the minority equity holders of GPM holding equity in the combined public company listed on Nasdaq (the “Surviving Company”) and with Arko’s existing equity holders owning a majority of the equity in the Surviving Company. The final terms of the definitive agreement are subject to the completion of due diligence to the Company’s satisfaction.

Under the terms of the Letter of Intent, the enterprise value of the combined company is approximately $1.5 billion. It is expected that there will be a substantial rollover of equity by the existing equity holders GPM and Arko.

The completion of the business combination is subject to the negotiation and execution of definitive documentation and satisfaction of the conditions therein, including (i) completion of any required stock exchange and regulatory review, (ii) approval of the transaction by the Company’s and Arko’s stockholders, (iii) receipt by Arko and GPM of any required third-party approvals, and (iv) the Company’s common stock being listed on the Tel Aviv Stock Exchange. Accordingly, no assurances can be made that the parties will successfully negotiate and enter into a definitive agreement, or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Haymaker Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Haymaker Acquisition Corp. II (the “Company”) as of December 31, 2019, the related statements of operations, stockholders’ equity and cash flows for the period from February 13, 2019 (inception) through December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from February 13, 2019 (inception) through December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2019 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2019.

New York, NY

March 19, 2020

HAYMAKER ACQUISITION CORP. II

BALANCE SHEET

DECEMBER 31, 2019

ASSETS
Current assets
Cash	$816,926
Prepaid expenses	194,902

Total current assets	1,011,828
Investments and cash held in trust account	404,362,721

Total assets	$405,374,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$116,666
Income tax payable	786,210

Total current liabilities	902,876
Deferred tax liability	10,721
Deferred underwriter compensation	15,000,000

Total liabilities	15,913,597

Commitments
Common stock subject to possible redemption, 38,116,403 shares at redemption value	384,460,951

Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,883,597 shares issued and outstanding (excluding 38,116,403 shares subject to possible redemption)	188
Class B convertible common stock, $0.0001 par value; 20,000,000 shares authorized; 10,000,000 shares issued and outstanding	1,000
Additional paid-in capital	2,000,832
Retained earnings	2,997,891

Total stockholders’ equity	5,000,001

Total liabilities and stockholders’ equity	$405,374,549

See accompanying notes to financial statements

HAYMAKER ACQUISITION CORP. II

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM FEBRUARY 13, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019

Formation and operating costs	$567,808

Loss from operations	(567,808)
Other income:
Interest income	4,311,667
Unrealized gain on securities held in Trust Account	51,053

Other income	4,362,720

Income before provision for income taxes	3,794,912
Provision for income taxes	(796,931)

Net income	$2,997,981

Weighted average shares outstanding, basic and diluted (1)	9,551,583

Basic and diluted net loss per common share (2)	$(0.03)

(1)	Excludes an aggregate of up to 38,116,403 shares subject to possible redemption.
(2)

Net loss per common share – basic and diluted excludes income attributable to shares subject to possible redemption of $3,286,697 for the period from February 13, 2019 (inception) through December 31, 2019.

See accompanying notes to financial statements.

HAYMAKER ACQUISITION CORP. II

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM FEBRUARY 13, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – February 13, 2019 (inception)	—	$—	—	$—	$—	$—	$—
Sale of Class B common stock to Sponsor	—	—	8,625,000	863	24,137	—	25,000
Class B Stock Dividend, less forfeiture of 62,500 shares from over-allotment			1,375,000	137	(323)		(186)
Sale of 40,000,000 Units, net of underwriters discount and offering costs	40,000,000	4,000	—	—	377,437,970	—	377,441,970
Sale of 6,000,000 Private Placement Warrants	—	—	—	—	9,000,000	—	9,000,000
Common stock subject to redemption	(38,116,403)	(3,812)	—	—	(384,460,951)	—	(384,464,763)
Net income	—	—	—	—	—	2,997,981	2,997,981

Balance – December 31, 2019	1,883,597	$188	10,000,000	$1,000	$2,000,832	$2,997,981	$5,000,001

See accompanying notes to financial statements.

HAYMAKER ACQUISITION CORP. II

STATEMENT OF CASH FLOWS

PERIOD FROM FEBRUARY 13, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019

Cash Flows from Operating Activities:
Net income	$2,997,981
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(4,311,667)
Unrealized gain on marketable securities held in Trust Account	(51,053)
Deferred tax liability	10,721
Changes in operating assets and liabilities:
Prepaid expenses	(194,902)
Accounts payable and accrued expenses	116,666
Income tax payable	786,210

Net cash used in operating activities	(646,044)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(400,000,000)

Net cash used in investing activities	(400,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to initial stockholders	25,000
Proceeds from sale of Units, net of underwriting discounts paid	393,000,000
Proceeds from sale of Placement Warrants	9,000,000
Proceeds from promissory notes – related parties	270,000
Repayment of promissory notes – related parties	(270,000)
Payment of offering costs	(562,030)

Net cash provided by financing activities	401,462,970

Net Change in Cash	816,926
Cash – February 13, 2019 (inception)	—

Cash – Ending	$816,926

Non-Cash investing and financing activities:
Deferred underwriting fees	$15,000,000

Initial classification of common stock subject to redemption	$381,458,796

Change in value of common stock subject to redemption	$3,002,155

See accompanying notes to financial statements.

HAYMAKER ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

1. DESCRIPTION OF ORGANIZTION AND BUSINESS OPERATIONS

Organization and General

Haymaker Acquisition Corp. II (the “Company”) was incorporated in Delaware on February 13, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). The Company intends to acquire and operate a business in the consumer and consumer-related products and services industries. However, the Company is not limited to these industries and may pursue a business combination opportunity in any business or industry it chooses and may pursue a company with operations or opportunities outside of the United States.

At December 31, 2019, the Company had not yet commenced operations. All activity through December 31, 2019 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below and since the Initial Public Offering, the search for a target business to acquire. The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents and permitted investments from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on June 6, 2019. On June 11, 2019, the Company consummated the Initial Public Offering of 40,000,000 units (“Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), generating gross proceeds of $400,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 warrants at a price of $1.50 per warrant (“Placement Warrants”) in a private placement, generating gross proceeds of $9,000,000. Of this amount, Haymaker Sponsor II, LLC (the “Sponsor”) purchased 5,550,000 Placement Warrants for $8,325,000, Cantor Fitzgerald & Co. (“Cantor”) purchased 383,333 Placement Warrants for $575,000 and Stifel, Nicolaus & Company, Incorporated (“Stifel”) purchased 66,667 Placement Warrants for $100,000. Each Placement Warrant is exercisable to purchase one whole share of the Company’s Class A common stock at $11.50 per share. The Placement Warrants are identical to the warrants sold in the Initial Public Offering subject to limited exceptions, which are described in Note 4.

Following the closing of the Initial Public Offering on June 11, 2019, an amount of $400,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Placement Warrants was placed in a trust account (the “Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

Transaction costs amounted to $22,562,030, consisting of $7,000,000 of underwriting fees, $15,000,000 of deferred underwriting fees and $562,030 of Initial Public Offering costs. In addition, $1,444,570 of cash was held outside of the Trust Account on June 11, 2019 and was available for working capital purposes.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the remaining net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under NASDAQ rules. If the Company seeks stockholder approval, it will complete its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 either immediately prior to or upon consummation of the Initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of the Initial Business Combination and the Company does not conduct redemptions in connection with the Initial Business Combination pursuant to the tender offer rules, the Company’s amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares or more of the Public Shares, without the prior consent of the Company.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. As a result, such shares of Class A common stock will be recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the

Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay the Company’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within 24 months of the closing of the Initial Public Offering. However, if the Sponsor or any of the Company’s directors, officers or affiliates acquire shares of Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

The Trust Account

The proceeds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of one hundred eighty-five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the Initial Business Combination; (ii) the redemption of any Public Shares sold in the Initial Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of the Public Shares if it does not complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering; and (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within 24 months from the closing of the Initial Public Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Indemnity

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Liquidity and Going Concern

As of December 31, 2019, the Company had a balance of cash and cash equivalents of $816,926.

The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable and deferred underwriting commissions) to complete its Initial Business Combination.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses and may require additional funds to meet its obligations and sustain its operations.

The Company cannot provide any assurance that additional financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2019.

Investments and Cash Held in Trust Account

At December 31, 2019, the assets held in the Trust Account were held in cash and U.S. Treasury Bills.

Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2019. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period, less common shares that were subject to forfeiture or redemption. At December 31, 2019, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company under the treasury stock method. The Company has not considered the effect of warrants sold in the Public Offering and Private Placement to purchase 19,333,333 shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for the period.

Reconciliation of Net Income (Loss) per Common Share

The Company’s net income is adjusted for the portion of income that is attributable to common stock subject to redemption, as these shares only participate in the income of the Trust Account and not the losses of the Company. Accordingly, basic and diluted loss per common share is calculated as follows:

For the Period from February 13, 2019 (inception) through December 31, 2019
Net Income	$2,997,981
Less: Income attributable to common stock subject to possible redemption	(3,286,697)

Adjusted net loss	$(288,716)

Weighted average shares outstanding, basic and diluted	9,551,583

Basic and diluted net loss per common share	$(0.03)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2019, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 40,000,000 Units at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant

(“Redeemable Warrant”). Each whole Redeemable Warrant is exercisable to purchase one share of Class A common stock and only whole warrants are exercisable. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Redeemable Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. Each whole Redeemable Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 Placement Warrants at a price of $1.50 per warrant in a private placement, generating gross proceeds of $9,000,000. Of this amount, the Sponsor purchased 5,550,000 Placement Warrants for $8,325,000, Cantor purchased 383,333 Placement Warrants for $575,000 and Stifel purchased 66,667 Placement Warrants for $100,000. Each Placement Warrant is exercisable to purchase one whole share of the Company’s Class A common stock at $11.50 per share. The Placement Warrants are identical to the warrants sold as part of the units in the Initial Public Offering, except that the Placement Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, Cantor, Stifel or their permitted transferees. In addition, the Placement Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. The proceeds from the Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering, the proceeds from the sale of the Placement Warrants held in the Trust Account will be used to fund the redemption of the Company’s Public Shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless.

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Placement Warrants until 30 days after the completion of the Initial Business Combination. Additionally, for so long as the Placement Warrants are held by Cantor, Stifel or their designees or affiliates, they may not be exercised after five years from the effective date of the registration statement for the Company’s Initial Public Offering.

5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 15, 2019, the Company issued an aggregate of 8,625,000 shares of Class B common stock to the Sponsor (“Founder Shares”) for an aggregate purchase price of $25,000. On June 6, 2019, the Company effected a 1.16666667 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 10,062,500 Founder Shares (up to 1,312,500 shares of which were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised). The Sponsor has forfeited, as the result of the partial exercise of the over-allotment option of the underwriter, 62,500 of these Founder Shares, resulting in the Sponsor holding 10,000,000 Founder Shares, which is 20% of the Company’s issued and outstanding shares. The Founder Shares will automatically convert into Class A common stock upon the consummation of the Initial Business Combination on a one-for-one basis, subject to adjustments as described in Note 7. Holders of Founder Shares may also elect to convert their shares of Class B convertible common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

The Initial Stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Pursuant to the letter agreement, the Sponsor, officers and directors have agreed to vote any Founder Shares held by them and any Public Shares purchased during or after this offering (including in open market and privately negotiated transactions) in favor of the Initial Business Combination.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on June 7, 2019 through the earlier of the consummation of the Initial Business Combination or the Company’s liquidation, the Company will pay the Sponsor a monthly fee of $20,000 for office space, utilities and administrative support. For the period from February 13, 2019 (inception) through December 31, 2019, the Company had incurred and paid $136,000 of expenses.

Related Party Loans

On March 15, 2019, the Sponsor loaned the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. The Company repaid the full $270,000 borrowed under the Note on June 11, 2019 and has no borrowings from the Note as of December 31, 2019.

In order to finance transaction costs in connection with the Initial Business Combination, the Sponsor, the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (the “Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of the Initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.50 per warrant that would be identical to Placement Warrants, including as to exercise price, exercisability and exercise period.

6. COMMITMENTS

Registration Rights

The holders of Founder Shares, Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock) pursuant to a registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. Notwithstanding the foregoing, Cantor, Stifel and their designees may not exercise their demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the registration statement and may not exercise their demand rights on more than one occasion.

The holders of Founder Shares, Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans will not be able to sell these securities until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of two percent (2.0%) of the gross proceeds of the Initial Public Offering of $350,000,000, or $7,000,000. In addition, the underwriters have earned an additional

3.5% on $350,000,000 of the gross proceeds of the Initial Public Offering, or $12,250,000, plus an additional 5.5% of the gross proceeds from the $50,000,000 over-allotment, or $2,750,000 (“Deferred Underwriting Commission”) that will be paid upon consummation of the Company’s Initial Business Combination. This commitment of $15,000,000 has been recorded as Deferred Underwriter Compensation in the balance sheet as of December 31, 2019. The underwriting agreement provides that the deferred underwriting discount will be waived by the underwriter if the Company does not complete its Initial Business Combination.

A portion of the Deferred Underwriter Compensation (up to a maximum $3,243,750) may be paid to Stifel or other third parties that did not participate in the Initial Public Offering (but who are members of FINRA) that assist the Company in consummating an Initial Business Combination. The election to make such payments to third parties will be solely at the discretion of the Company’s management team, and such third parties will be selected by the Company’s management team in their sole and absolute discretion; provided, that no single third party (together with its affiliates) may be paid an amount in excess of the portion of the aggregate Deferred Underwriting Commission paid to the underwriter unless the parties otherwise agree.

7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2019, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. At December 31, 2019, there were 1,883,597 shares of Class A common stock issued and outstanding (excluding 38,116,403 shares of Class A common stock subject to possible redemption).

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class common stock with a par value of $0.0001 per share. The Company’s initial stockholders currently own an aggregate of 10,000,000 shares of the Company’s Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Company’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as described herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this prospectus and related to the closing of the Initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Initial Business Combination and any private placement-equivalent warrants issued to the Company’s Sponsor or its affiliates upon conversion of loans made to us)

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

Warrants —

Redeemable Warrants

Each whole Redeemable Warrant is exercisable to purchase one share of Class A common stock and only whole warrants are exercisable. The Redeemable Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. Each whole Redeemable Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50.

Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade requiring a purchase at least three units to receive or trade a whole warrant. The warrants will expire five years after the completion of the Initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

If the shares issuable upon exercise of the warrants are not registered under the Securities Act within 60 business days following the Initial Business Combination, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. In the event that the conditions in the immediately preceding sentence are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Initial Business Combination, the Company will use its reasonable best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its reasonable best efforts to cause the same to become effective within 60 business days following its Initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, inclusive of interest earned on equity held in trust, available for the funding of the Initial Business Combination on the date of the consummation of the Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Initial Business Combination is consummated (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Placement Warrants

The Sponsor, Cantor, and Stifel purchased an aggregate of 6,000,000 Placement Warrants at a price of $1.50 per whole warrant in a private placement that occurred simultaneously with the closing of the Initial Public Offering. Each whole Placement Warrant is exercisable for one whole share of the Company’s Class A common stock at a price of $11.50 per share. These Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, Cantor, Stifel or their or their permitted transferees. The Placement Warrants (including the Class A common stock issuable upon exercise of the Placement Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the Initial Business Combination and they will not be redeemable so long as they are held by the Company’s Sponsor or its permitted transferees. Otherwise, the Placement Warrants have terms and provisions that are identical to those of the Redeemable Warrants, including as to exercise price, exercisability and exercise period. If the Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis the Redeemable Warrants.

If holders of the Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that the Company has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor, or its permitted transferees is because it is not known at this time whether they will be affiliated with us following the Initial Business Combination. If they remain affiliated with the Company, their ability to sell the Company’s securities in the open market will be significantly limited. The Company expects to have policies in place that prohibit insiders from selling the Company’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell the Company’s securities, an insider cannot trade in the Company’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of Class A common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, the Company believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The Company’s Sponsor has agreed not to transfer, assign or sell any of the Placement Warrants (including the Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date the Company completes its Initial Business Combination.

8. INCOME TAX

The Company’s net deferred tax liability is as follows:

December 31, 2019
Deferred tax asset (liability)
Unrealized gains on marketable securities	$(10,721)

Deferred tax liability	$(10,721)

The income tax provision consists of the following:

For the Period from February 13, 2019 (inception) through December 31, 2019
Federal
Current	$786,210
Deferred	10,721
State
Current	$—
Deferred	—
Change in valuation allowance	—

Income tax provision	$796,931

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2019 as follows:

2019
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Deferred tax rate change	0.0%

Income tax provision	21.0%

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions and is subject to examination by the various taxing authorities. The Company considers New York to be a significant state tax jurisdiction. Our income tax returns are open for audit for tax years 2019 and forward.

9. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2019
Assets:
Cash and marketable securities held in Trust Account	1	$404,362,721

10. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

HAYMAKER ACQUISITION CORP. II,

ARKO CORP.,

PUNCH US SUB, INC.,

PUNCH SUB LTD.,

and

ARKO HOLDINGS LTD.

Dated as of September 8, 2020

A-i

A-ii

EXHIBIT A	Registration Rights and Lock-Up Agreement
EXHIBIT B	Amended and Restated Parentco Certificate of Incorporation
EXHIBIT C	Warrant Assignment, Assumption and Amendment Agreement
EXHIBIT D	Directors and Officers of Parentco

A-iii

BUSINESS COMBINATION AGREEMENT, dated as of September 8, 2020 (this “Agreement”), by and among Haymaker Acquisition Corp. II, a Delaware corporation (“Haymaker”), ARKO Corp., a Delaware corporation (“Parentco”), Punch US Sub, Inc., a Delaware corporation (“Merger Sub I”), Punch Sub Ltd., a company organized under the Laws of the State of Israel (“Merger Sub II”), and ARKO Holdings Ltd., a company organized under the Laws of the State of Israel (the “Company”).

WHEREAS, each of Parentco, Merger Sub I and Merger Sub II is an entity newly formed for the purposes of the Transactions;

WHEREAS, Parentco is a wholly-owned direct Subsidiary of Haymaker and each of Merger Sub I and Merger Sub II is a wholly-owned direct Subsidiary of Parentco;

WHEREAS, on the Closing Date, upon the terms and subject to the conditions of this Agreement and in accordance with Section 251 of the Delaware General Corporation Law (“DGCL”), Merger Sub I will merge with and into Haymaker (the “First Merger”), with Haymaker surviving the First Merger as a wholly-owned Subsidiary of Parentco;

WHEREAS, on the Closing Date, immediately following the First Merger, upon the terms and subject to the conditions of this Agreement and in accordance with Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”), Merger Sub II will merge with and into the Company (the “Second Merger”), with the Company surviving the Second Merger as a wholly-owned Subsidiary of Parentco;

WHEREAS, after completion of the Second Merger, Parentco shall organize a new corporation or limited liability company in the State of Delaware (“Newco”) and transfer all of the shares of capital stock in the Company that it holds to Newco in exchange for all of the shares of capital stock or equity interests of Newco, as shall be determined by Parentco;

WHEREAS, the board of directors of Haymaker (the “Haymaker Board”) has unanimously (a) approved and adopted this Agreement, the First Merger and the other Transactions and (b) recommended the approval and adoption of this Agreement, the First Merger and the other Transactions by the stockholders of Haymaker (the “Haymaker Board Recommendation”);

WHEREAS, the board of directors of Parentco (the “Parentco Board”) has unanimously (a) approved and adopted this Agreement, the Amended and Restated Parentco Certificate of Incorporation and the Transactions and (b) recommended the approval and adoption of this Agreement, the Amended and Restated Parentco Certificate of Incorporation and the Transactions by Haymaker, as the sole stockholder of Parentco;

WHEREAS, the board of directors of Merger Sub I has unanimously (a) approved and adopted this Agreement, the First Merger and the other Transactions and (b) recommended the approval and adoption of this Agreement, the First Merger and the other Transactions by Parentco, as the sole stockholder of Merger Sub I;

WHEREAS, the board of directors of Merger Sub II has unanimously (a) approved and adopted this Agreement, the Second Merger and the other Transactions and (b) recommended the approval and adoption of this Agreement, the Second Merger and the other Transactions by Parentco, as the sole shareholder of Merger Sub II;

WHEREAS, the audit committee of the board of directors of the Company (the “Company Audit Committee”) and the board of directors of the Company (the “Company Board”) each have unanimously: (a) authorized and approved this Agreement, the Second Merger and the other Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the ICL and the Company’s Organizational Documents; and (b) determined that this Agreement, the Second Merger and the other Transactions, are fair to and in the best interests of the Company and the Company Shareholders (the “Company Board Approval”);

WHEREAS, Haymaker, Sponsor, the Company Key Shareholders and the GPM Minority Investors will enter into a registration rights and lock-up agreement, substantially in the form attached hereto as Exhibit A (the “Registration Rights and Lock-Up Agreement”), at the Closing;

WHEREAS, contemporaneously with the execution of this Agreement, Parentco, Haymaker and the GPM Minority Investors have entered into an equity purchase agreement (the “GPM EPA”), pursuant to which, at Closing, Parentco shall purchase, directly or indirectly, from the GPM Minority Investors their equity interests in GPM Investments, and exchange the warrants issued by GPM Investments, upon the terms and subject to the conditions set forth therein;

WHEREAS, contemporaneously with the execution of this Agreement, the Company Key Shareholders have entered into voting and support agreements (each a “Voting Support Agreement” and collectively, the “Voting Support Agreements”), pursuant to which each Company Key Shareholder has agreed, among other things and subject to certain exceptions, (i) to vote in favor of the approval of this Agreement, the Second Merger and the other Transactions and (ii) to terminate the Related Party Agreements to which such Company Key Shareholder is a party, effective as of the Second Effective Time;

WHEREAS, contemporaneously with the execution of this Agreement, the Chief Executive Officer of the Company has entered into an employment agreement with Parentco (the “Employment Agreement”), to be effective as of the Closing; and

WHEREAS, contemporaneously with the execution of this Agreement, the Sponsor has entered into a letter agreement with the Company (the “Sponsor Letter Agreement”) pursuant to which the Sponsor has agreed, among other things, to waive the provisions of Section 4.3(b)(ii) of the amended and restated certificate of incorporation of Haymaker, dated June 6, 2019, to vote all its shares of Haymaker Common Stock in favor of this Agreement and the Transactions, and to forfeit certain shares of Parentco Common Stock and Parentco Warrants that it otherwise would be entitled to pursuant to this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Haymaker, Parentco, Merger Sub I, Merger Sub II and the Company hereby agree as follows.

ARTICLE I

THE MERGERS AND OTHER TRANSACTIONS

SECTION 1.01 The Mergers.

(a) On the Closing Date, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, Merger Sub I shall be merged with and into Haymaker. As a result of the First Merger, Merger Sub I shall cease to exist and Haymaker shall continue as the surviving company of the First Merger (the “First Surviving Company”) and shall become a wholly-owned Subsidiary of Parentco.

(b) On the Closing Date, immediately following the First Merger, upon the terms and subject to the conditions of this Agreement, and in accordance with the ICL, Merger Sub II (as the target company (Chevrat Ha’Ya’ad) in the Second Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Second Merger), whereupon the separate existence of Merger Sub II shall cease, and the Company shall continue as the surviving company of the Second Merger (the “Second Surviving Company”) and shall (i) become a wholly-owned Subsidiary of Parentco, (ii) continue to be governed by the Laws of the State of Israel, (iii) continue to be a Reporting Corporation for the purposes of the ISL, (iv) maintain a registered office in the State of Israel and (v) succeed to and assume all of the rights, properties and obligations of Merger Sub II and the Company in accordance with the ICL.

SECTION 1.02 Closing. Unless this Agreement is terminated earlier pursuant to Article VIII, the closing of the First Merger and the Second Merger (the “Closing”) shall take place at such time and on a date to be mutually agreed by Haymaker and the Company, in coordination with the Exchange Agent, which date (the “Closing Date”) shall be as soon as practicable, but in no event later than three (3) Business Days, following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, unless another date, time or place is agreed to in writing by Haymaker and the Company.

SECTION 1.03 First Effective Time; Second Effective Time.

(a) Upon the terms and subject to the conditions of this Agreement, as soon as practicable after the determination of the date on which the Closing is to take place, the parties hereto shall cause the First Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “First Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the First Merger. The First Merger shall become effective at the time that the properly executed and certified copy of the First Certificate of Merger is filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such other time as is agreed to by the parties hereto prior to the filing of such First Certificate of Merger and specified in the First Certificate of Merger (the time at which the First Merger becomes effective is herein referred to as the “First Effective Time”).

(b) Upon the terms and subject to the conditions of this Agreement, the parties hereto shall cause the Second Merger to be consummated following the First Merger by delivering to the Registrar of Companies of the State of Israel (the “Companies Registrar”) notice of the contemplated Second Merger, which shall inform the Companies Registrar that all conditions to the Second Merger under the ICL and this Agreement have been met (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) and set forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Second Merger in accordance with Section 323(5) of the ICL (the “Second Certificate of Merger”) after another notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Second Merger shall become effective upon the issuance by the Companies Registrar of the Second Certificate of Merger in accordance with Section 323(5) of the ICL (such date and time being hereinafter referred to as the “Second Effective Time”).

(c) Promptly following the receipt of the Second Certificate of Merger, the Second Surviving Company shall publish an immediate report in which it shall notify that it received the Second Certificate of Merger. The parties shall use their reasonable commercial efforts to cause trading in the Company Shares to cease two (2) TASE Trading Days prior to Closing, or such other time period as agreed between the parties.

SECTION 1.04 Effect of the Mergers.

(a) The First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, by virtue of, and simultaneously with, the First Merger and without any further action on the part of Haymaker, any stockholder of Haymaker, Parentco, or Merger Sub I, (i) Merger Sub I shall be merged with and into Haymaker, the separate corporate existence of Merger Sub I shall cease and Haymaker shall continue as the First Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of Haymaker and Merger Sub I shall vest in the First Surviving Company, (iii) all debts, liabilities and duties of Haymaker and Merger Sub I shall become the debts, liabilities and duties of the First Surviving Company and (iv) all the rights, privileges, immunities, powers and franchises of Haymaker (as the First Surviving Company) shall continue unaffected by the First Merger in accordance with the DGCL.

(b) The Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, by virtue of, and simultaneously with, the Second Merger and without any further action on the part of Haymaker, Parentco, Merger Sub II, the Company or any Company Shareholder, (i) Merger Sub II shall be merged with and into the Company, the separate corporate existence of Merger Sub II shall cease and the Company shall continue as the Second Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub II shall vest in the Second Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub II shall become the debts, liabilities and duties of the Second Surviving Company and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Second Surviving Company) shall continue unaffected by the Second Merger in accordance with the ICL.

SECTION 1.05 Organizational Documents.

(a) The certificate of incorporation of Haymaker in effect at the First Effective Time shall be the certificate of incorporation of the First Surviving Company, except such certificate of incorporation shall be amended and restated in its entirety, other than its name, to read like the certificate of incorporation of Merger Sub I, until amended in accordance with applicable Law. The bylaws of Merger Sub I in effect at the Second Effective Time shall be the bylaws of the First Surviving Company until amended in accordance with the provisions of such bylaws.

(b) The articles of association of the Company, as in effect immediately prior to the Second Effective Time, shall be the articles of association of the Second Surviving Company, until thereafter amended as provided by Law.

(c) Immediately prior to the First Effective Time, the certificate of incorporation of Parentco shall be, and the parties shall take or cause to be taken all action required to cause the certificate of incorporation of Parentco to be, amended and restated to be in the form attached hereto as Exhibit B (the “Amended and Restated Parentco Certificate of Incorporation”), until thereafter amended as provided by Law and such certificate of incorporation.

SECTION 1.06 Directors and Officers.

(a) Immediately following the First Effective Time, the directors and officers of the First Surviving Company and its Subsidiaries shall be the individuals determined by the Chief Executive Officer of the Company prior to Closing. Immediately following the Second Effective Time, the directors and officers of the Second Surviving Company and its Subsidiaries shall be the individuals determined by the Chief Executive Officer of the Company prior to Closing. Any such appointed directors shall be officers or employees of Parentco or any of its Subsidiaries after the Closing except for (i) any external directors of the Second Surviving Company that may be required by the ICL and up to one other director of the Second Surviving Company that may be required under the ICL (ii) a director of GPM Petroleum GP, LLC which shall be appointed by Invesco Advisers, Inc. from time to time.

(b) The parties shall cause the Parentco Board and the officers of Parentco, as of immediately following the First Effective Time, to be comprised of the individuals set forth on Exhibit D, each to hold office until their successors are duly elected and qualified. At the Closing, the Parentco Board shall initially have seven (7) members, with four (4) designated by the Company (one of which shall be Arie Kotler, who shall serve as Chairman), two (2) initially designated by Haymaker and one (1) member to be mutually agreed upon by the Company and Haymaker. Parentco shall have a classified board, and the Haymaker designees will be included in the “class” of directors with the longest initial term after the Closing. The Parentco Board shall comply with Nasdaq Stock Market requirements, including with respect to independence and committee composition.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF SECURITIES

SECTION 2.01 Conversion of Securities at First Merger. At the First Effective Time, by virtue of the First Merger and without any action on the part of Haymaker, Parentco, Merger Sub I, Merger Sub II, the Company or the holders of any of the following securities:

(a) Each share of Haymaker Common Stock issued and outstanding immediately prior to the First Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of Parentco Common Stock; provided that the issued and outstanding shares of Haymaker Class B Common Stock shall be converted into the right to receive, in the aggregate, (x) 6,000,000 shares of Parentco Common Stock (1,000,000 of which shall be transferred and forfeited in accordance with the Sponsor Letter Agreement) and (y) 4,000,000 Deferred Shares.

(b) Each share of Haymaker Preferred Stock issued and outstanding immediately prior to the First Effective Time shall automatically be cancelled and shall cease to exist as of the First Effective Time.

(c) Each share of Haymaker Common Stock and Haymaker Preferred Stock held in the treasury of Haymaker immediately prior to the First Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(d) Each share of Merger Sub I Common Stock issued and outstanding as of immediately prior to the First Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the First Surviving Company.

(e) Each share of Parentco Common Stock held by Haymaker issued and outstanding immediately prior to the First Effective Time shall automatically be cancelled and shall cease to exist as of the First Effective Time.

SECTION 2.02 Conversion of Securities at Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Haymaker, Parentco, Merger Sub I, Merger Sub II, the Company or the holders of any of the following securities:

(a) Each Company Share (all issued and outstanding Company Shares (including those to be issued in respect of Company RSUs pursuant to Section 2.06) being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Second Effective Time (other than any Shares to be canceled pursuant to Section 2.02(b)) shall be canceled and, subject to Section 2.03, each Company Shareholder shall receive the following consideration, in each case subject to applicable withholding Tax to the extent required by applicable Law (the “Merger Consideration”):

(i) If such Company Shareholder selects or is deemed to have selected Option A in accordance with Section 2.03, the Merger Consideration payable to such Company Shareholder shall be the number of shares of validly issued, fully paid and nonassessable shares of common stock of Parentco, par value $0.0001 per share (“Parentco Common Stock”) equal to the quotient of (a) such Company Shareholder’s Consideration Value divided by (b) $10.00.

(ii) If such Company Shareholder selects Option B in accordance with Section 2.03, the Merger Consideration payable to such Company Shareholder shall be: (A) a cash amount equal to 10% of such Company Shareholder’s Consideration Value (the “Cash Option B Amount”); plus, (B) the number of validly issued, fully paid and nonassessable shares of Parentco Common Stock equal to (I) such Company Shareholder’s Consideration Value divided by $10.00, minus (II) such Company Shareholder’s Cash Option B Amount divided by $8.50 (the “Option B Share Consideration”).

(iii) If such Company Shareholder selects Option C in accordance with Section 2.03, the Merger Consideration payable to such Company Shareholder shall be: (A) a cash amount equal to 20.913% of such Company Shareholder’s Consideration Value (the “Cash Option C Amount”); plus, (B) the number of validly issued, fully paid and nonassessable shares of Parentco Common Stock equal to (I) such Company Shareholder’s Consideration Value divided by $10.00, minus (II) such Company Shareholder’s Cash Option C Amount divided by $8.50 (the “Option C Share Consideration”).

The parties agree that, pursuant to the foregoing, $150,000,000 of Cash Consideration would be available to the Company Shareholders if they all were to select Option C. Notwithstanding the foregoing or anything else in this Agreement to the contrary, after giving effect to the Key Shareholders’ obligations under the Voting Support Agreements (in which they have agreed to elect either Option A or Option B), under no circumstance shall the actual aggregate (x) Cash Consideration exceed $100,045,000 nor (y) shares of Parentco Common Stock to be issued as Merger Consideration exceed 59,957,382 (if the aggregate Cash Consideration is $100,045,000) or 71,727,340 (if the aggregate Cash Consideration is $0).

(b) Each Share held in the treasury of the Company and each Share owned by Merger Sub I, Merger Sub II, Haymaker or any direct or indirect wholly-owned subsidiary of Haymaker or of the Company immediately prior to the Second Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c) Each Merger Sub II Ordinary Share issued and outstanding as of immediately prior to the Second Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share of the Second Surviving Company.

SECTION 2.03 Consideration Election Procedure. Each Company Shareholder shall have the right, subject to the limitations set forth in this Article II, to select such Company Shareholder’s Merger Consideration in accordance with the following procedures.

(a) Each Company Shareholder shall be entitled to select one of the following for such Company Shareholder’s Merger Consideration: (i) 100% of such Company Shareholder’s Consideration Value payable in shares of Parentco Common Stock (“Option A”), (ii) such Company Shareholder’s Cash Option B Amount plus such Company Shareholder’s Option B Share Consideration (“Option B”) or (iii) such Company Shareholder’s Cash Option C Amount plus such Company Shareholder’s Option C Share Consideration (“Option C”). If a Company Shareholder wishes to select Option A, Option B or Option C (a “Consideration Election”), such Company Shareholder shall make such selection by completing, signing and sending the Form of Election in accordance with this Section 2.03. If a Form of Election (i) is not submitted prior to the Election Deadline, (ii) is not properly submitted or (iii) is properly revoked by a Company Shareholder in accordance with this Section 2.03, such Company Shareholder shall automatically be deemed to have selected Option A for such Company Shareholder’s Merger Consideration.

(b) Parentco shall select, after consultation with the Company, (i) an Israeli exchange agent (the “Israeli Exchange Agent”), and (ii) a U.S. exchange agent, which shall be Continental Stock Transfer and Trust Company, or such other bank or trust company selected by Parentco (the “U.S. Exchange Agent”, and as referred to jointly and severally with the Israeli Exchange Agent, the “Exchange Agent”), pursuant to one or more agreements (collectively, the “Exchange Agent Agreement”) entered into with the Israeli Exchange Agent and the U.S. Exchange Agent prior to the public filing of the Form of Election, to act as exchange agent for the exchange of the Merger Consideration following the Second Effective Time, upon surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.04(j)) or Book-Entry Shares.

(c) Parentco and the Company shall agree upon the election mechanism in coordination with the Exchange Agent, which shall include, inter alia, the preparation of a mutually agreed form (the “Form of Election”) which shall be publicly filed in such time and manner as shall be mutually agreed by the Company and

Parentco so as to permit the Company Shareholders to make a Consideration Election prior to the Election Deadline. As used herein, “Election Deadline” means the deadline for making the Consideration Election at such time and such date as shall be agreed by the parties in consultation with the TASE and the Exchange Agent.

(d) Any Company Shareholder may, at any time prior to the Election Deadline and subject to the requirements and limitations as determined by the applicable TASE member, change or revoke his, her or its Consideration Election. Subject to the terms of the Exchange Agent Agreement, if the Exchange Agent shall determine in its reasonable discretion that any Consideration Election provided to it is not properly made then (i) neither Haymaker, Parentco nor the Company nor the Exchange Agent will be under any duty to notify any Company Shareholder of any such defect and (ii) such Consideration Election shall be deemed to be not in effect.

(e) All Consideration Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Parentco or the Company that this Agreement has been terminated in accordance with Article VIII.

(f) The Exchange Agent shall, in their sole discretion, resolve any ambiguities about or in connection with any Form of Election in favor of deeming that such Company Shareholder selected Option A for such Company Shareholder’s Merger Consideration.

(g) If any Company Shareholder shall transfer any Shares following the submission of such Company Shareholder’s Consideration Election, then such Consideration Election shall be deemed revoked and shall no longer be in effect with respect to any Shares which shall have been so transferred and the provisions of the last sentence of Section 2.03(a) shall apply. Subject to the terms of the Exchange Agent Agreement, the Exchange Agent, in the exercise of its reasonable discretion and in consultation with the Company and Parentco, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Company Shareholder with the Consideration Election procedures set forth herein and (ii) the manner and extent to which Consideration Elections are to be taken into account in making the determinations prescribed by Section  2.02.

SECTION 2.04 Exchange of Certificates

(a) Exchange Agent. Prior to or concurrently with the Closing, Parentco shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares, for exchange in accordance with this Article II through the Exchange Agent, (i) cash sufficient to make payments of the aggregate Cash Consideration payable pursuant to this Agreement, (ii) book-entry shares representing shares of Parentco Common Stock sufficient to deliver the aggregate Stock Consideration payable pursuant to this Agreement and (iii) cash, from time to time, as required to make payments in lieu of any fractional shares pursuant to Section 2.04(e) (such cash and certificates for shares of Parentco Common Stock or book-entry shares representing shares of Parentco Common Stock described in the foregoing clauses (i), (ii) and (iii), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, pay the Cash Consideration and deliver the Stock Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 2.04(g) hereof, the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. As promptly as practicable after the Second Effective Time, Parentco shall, in coordination with the TASE, cause the Exchange Agent to (i) transfer to each person who was, at the Second Effective Time, a holder of book-entry shares of the Company (i.e., shares of the Company held via TASE members via the Hevra LeRishumim of United Mizrahi Bank Ltd.) (“Book-Entry Shares” and the “Nominee Company”, respectively) the Merger Consideration that such holder has elected or been deemed to have elected to receive pursuant to, and in accordance with, the provisions of Section 2.03, including, book-entry shares representing that number of whole shares of Parentco Common Stock which such holder has the right to receive pursuant to the provisions of Section 2.02(a) (after taking into account all Shares held by such holder), cash in lieu of any fractional shares of Parentco Common Stock to which such holder is entitled pursuant to Section 2.04(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.04(c), and all such transfers to be made through the TASE members and (ii) mail to each person who was, at the Second Effective Time, a holder of record of Shares represented by Certificate entitled to receive the Merger Consideration pursuant to Section 2.02(a): (x) a letter of transmittal which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares shall pass only upon proper delivery of the Certificates to the Exchange Agent or Parentco as specified in the letter of transmittal and (y) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, the Merger Consideration that such holder has elected or been deemed to have elected to receive pursuant to, and in accordance with, the provisions of Sections 2.03, after giving effect to any required Tax withholdings and including, book-entry shares representing that number of whole shares of Parentco Common Stock which such holder has the right to receive pursuant to the provisions of Section 2.02(a) in respect of the Shares formerly represented by such Certificate (after taking into account all Shares then held by such holder), cash in lieu of any fractional shares of Parentco Common Stock to which such holder is entitled pursuant to Section 2.04(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.04(c), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares represented by Certificates that is not registered in the transfer records of the Company, the proper amount of Merger Consideration that such holder has elected or been deemed to have elected to receive pursuant to, and in accordance with, the provisions of Section 2.03, including, if applicable, a certificate or book-entry shares representing the proper number of shares of Parentco Common Stock that such holder has the right to receive pursuant to the provisions of Section 2.02(a), cash in lieu of any fractional shares of Parentco Common Stock to which such holder is entitled pursuant to Section 2.04(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.04(c) may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.04, each Certificate shall be deemed at all times after the Second Effective Time to represent only the right to receive upon such surrender the Merger Consideration that such holder has elected or been deemed to have elected to receive pursuant to, and in accordance with, the provisions of Section 2.03, including, if applicable, the certificate or book-entry shares representing shares of Parentco Common Stock that such holder has the right to receive pursuant to the provisions of Section 2.02(a), cash in lieu of any fractional shares of Parentco Common Stock to which such holder is entitled pursuant to Section 2.04(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.04(c).

(c) Distributions with Respect to Unexchanged Shares of Parentco Common Stock. No dividends or other distributions declared or made after the Second Effective Time with respect to the Parentco Common Stock with a record date after the Second Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parentco Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 2.04(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parentco Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parentco Common Stock to which such holder is entitled pursuant to Section 2.04(e) and the amount of dividends or other distributions with a record date after the Second Effective Time and theretofore paid with respect to such whole shares of Parentco Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Second Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parentco Common Stock.

(d) No Further Rights in Shares. From and after the Second Effective Time, all issued and outstanding Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a certificate theretofore representing any Shares or holder whose name is included in the Company’s shareholder register (other than the Nominee Company) (in each case, a “Certificate”) or Book-Entry Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.02 and Section 2.04(b). All Merger Consideration payable upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Sections 2.04(c) or (e)) shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Shares.

(e) No Fractional Shares. No fractional shares of Parentco Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parentco. Each holder of a fractional share interest shall be paid an amount in cash (without interest and subject to the amount of any withholding taxes as contemplated in Section 2.04(i)) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) $10.00.

(f) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Company Shares or securities convertible into Company Shares), cash dividends (excluding dividends that will be paid to the Company Shareholders pursuant to Section 5.02 of the Company Disclosure Schedule), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares for six (6) months after the Second Effective Time shall be delivered to Parentco, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parentco for the Cash Consideration, the Stock Consideration, any cash in lieu of fractional shares of Parentco Common Stock to which they are entitled pursuant to Section 2.04(e) and any dividends or other distributions with respect to the Parentco Common Stock to which they are entitled pursuant to Section 2.04(c). Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of Parentco free and clear of any claims or interest of any person previously entitled thereto.

(h) No Liability. None of the Exchange Agent, Parentco, the First Surviving Company or the Second Surviving Company shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i) Withholding Rights.

(i) Each of the First Surviving Company, Parentco, Haymaker and the Exchange Agent (each, a “Payor”) shall be entitled to deduct and withhold from the consideration or any amount otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, the Ordinance or any provision of applicable state, local or foreign tax Law, provided that, with respect to the withholding of Israeli Tax, Sections 2.04(i)(ii) or (iii) shall apply.

(ii) If, prior to the Closing Date, the Israeli Tax Ruling is obtained, then the Merger Consideration payable to each holder of Shares shall be paid, subject to the terms of the Israeli Tax Ruling, as follows: (A) to any holder of Book-Entry Shares, through the facilities of the TASE and the applicable TASE member, and the withholding of any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement shall be made by the applicable TASE member, unless otherwise provided for in the Israeli Tax Ruling or, with respect to any holder of Book-Entry Shares that is not subject to the Israeli Tax Ruling, if such holder of Book-Entry Shares shall provide a Valid Tax Certificate regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable to such holder of Shares in accordance with this Article II or such other documentation in form and substance satisfactory to Parentco and Payor, in their sole discretion, then such withholding shall be made by Payor in accordance with the provisions of such Valid Tax Certificate (or such other documentation, if applicable); and (B) to any holder of record of Shares represented by Certificate (or, if provided in the Israeli Tax Ruling, holders of Book-Entry Shares, and subject to the terms of the Israeli Tax Ruling) to the Israeli Exchange Agent for the benefit of each such holder of Shares after submission by such holder of Shares of a duly executed letter of transmittal to the Israeli Exchange Agent, provided that if any such holder of Shares under this clause (B) shall provide a Valid Tax Certificate regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable to such holder of Shares in accordance with this Article II, or, with respect to any such aforementioned holder of Book-Entry Shares, such other documentation in form and substance satisfactory to Parentco and Payor, in their sole discretion, then the deduction and withholding of any amounts shall be made by the Exchange Agent only in accordance with the provisions of such Valid Tax Certificate or such other documentation, if applicable, unless such holder of Shares instructs the Exchange Agent to deduct and withhold in accordance with the maximum amounts provided under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration payable to such holder of Shares.

(iii) Notwithstanding the provisions of Section 2.04(i)(ii), if the Israeli Tax Ruling is not obtained prior to the Closing Date, then with respect to Israeli Taxes, the consideration payable to all holders of Shares shall be paid at the Closing Date to the Israeli Exchange Agent and the Payor shall be entitled to withhold Tax in accordance with Section 2.04(i)(i) above. The Exchange Agent may retain for the benefit of holders of record of Shares represented by Certificate only, for a period of up to one hundred eighty (180) days from the Closing (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any such holder of Shares or withhold any amounts for Israeli Taxes from the payments deliverable to such holders of Shares pursuant to this Agreement thereto). If no later than five (5) Business Days prior to the Withholding Drop Date, a Valid Tax Certificate (or, with respect to any such aforementioned holder of Book-Entry Shares, such other documentation in form and substance satisfactory to Parentco and Payor, in their sole discretion) is delivered to Payor by such holder of Shares, then, with respect to such holder of Shares, the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate (or such other documentation, if applicable) and the balance of the payment that is not withheld shall be paid to such holder of Shares concurrently therewith, subject to any non-Israeli withholding which is applicable to the payment (if any). If such holder of Shares (i) does not provide Payor with or is not the subject of a Valid Tax Certificate (or such other documentation, if applicable), by no later than five (5) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate (or such other documentation, if applicable) at or before such time, the amount to be withheld from such shareholder’s portion of the Merger Consideration shall be calculated according to the applicable withholding rate in accordance with applicable Law (increased by interest plus linkage differences, as defined in Section 159A of the Ordinance, for the period between the fifteenth (15th) day of the calendar month following the month during which the Closing occurs and the time the relevant payment is made, and calculated in NIS based on a US$:NIS exchange rate not lower than the effective exchange rate at the Closing Date) as reasonably determined by Parentco and the Exchange Agent.

(iv) To the extent that amounts are withheld by the Payor (or an applicable TASE member), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made. Payor shall be permitted to satisfy any Tax withholding requirement with respect to the Merger Consideration by (A) deducting and withholding the appropriate cash amount from the Cash Consideration or (B) if such Cash Consideration is not sufficient to satisfy such deduction or withholding or if only Stock Consideration is being delivered to any holder of Shares, the Payor may sell or otherwise dispose of a sufficient number of shares out of the Stock Consideration which will satisfy any deduction or withholding requirements without any claims to the Payor for such sell or disposition. To the extent amounts are withheld by the Payor, they shall be paid over to the appropriate Governmental Authority prior to the last day on which such payment is required. To the extent any Payor withholds any amounts, such Payor shall provide the affected Person, as soon as practicable (but no later than within thirty (30) Business Days), with sufficient evidence regarding such withholding. The parties shall reasonably cooperate with each other to reduce or eliminate applicable withholding amounts in accordance with applicable Law.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Second Surviving Company, the posting by such person of a bond, in such reasonable amount as the Second Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration that such holder has elected or been deemed to have elected to receive pursuant to, and in accordance with, the provisions of Section 2.03, including, if applicable, the shares of Parentco Common Stock to which the holders thereof have the right to receive pursuant to the provisions of Section 2.02(a), any cash in lieu of fractional shares of Parentco Common Stock to which the holders thereof are entitled pursuant to Section 2.04(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.04(c).

SECTION 2.05 Stock Transfer Books. Two (2) TASE Trading Days prior to the Closing Date, or such other time as shall be agreed by the Company and Parentco in coordination with the Israeli Exchange Agent and the TASE, the stock transfer books of the Company shall be closed, trading of the Shares in TASE shall cease, and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Second Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Second Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Second Effective Time, any Certificates presented to the Exchange Agent or Parentco for any reason shall be cancelled against the right to receive the Merger Consideration that such holder has elected or been deemed to have elected to receive pursuant to, and in accordance with, the provisions of Section 2.02(a), including, if applicable, the shares of Parentco Common Stock to which the holders thereof have the right to receive pursuant to the provisions of Section 2.02(a), any cash in lieu of fractional shares of Parentco Common Stock to which the holders thereof are entitled pursuant to Section 2.04(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.04(c), for each Share formerly represented by such Certificate.

SECTION 2.06 Company Restricted Stock Units. The Company shall cause each restricted stock unit of the Company (each, a “Company RSU”) that is outstanding to become fully vested and converted into the number of Shares subject to such Company RSU, prior to the Second Effective Time and such converted Shares shall be canceled and converted into the right to receive the Merger Consideration pursuant to the provisions of Section 2.02(a).

SECTION 2.07 Warrant Amendment. At the First Effective Time, each Haymaker Warrant that is outstanding immediately prior to the First Effective Time shall, pursuant to the Haymaker Warrant Instrument, cease to represent a right to acquire one (1) share of Haymaker Class A Common Stock and shall be converted in accordance with the terms of such Haymaker Warrant Instrument, at the First Effective Time, into a right to acquire one (1) share of Parentco Common Stock (a “Parentco Warrant” and collectively, the “Parentco Warrants”) on substantially the same terms as were in effect immediately prior to the First Effective Time under the terms of the Haymaker Warrant Instrument. The parties shall take all lawful action to effect the aforesaid provisions of this Section 2.07, including causing the Haymaker Warrant Instrument to be amended or amended and restated to the extent necessary to give effect to this Section 2.07, including adding Parentco as a party thereto, such amendment to be in substantially the form attached hereto as Exhibit C or such other form reasonably acceptable to the Company and the parties thereto (the “Warrant Amendment”).

SECTION 2.08 Deferred Shares.

(a) As used in this Agreement, the following terms have the respective meanings set forth below:

(i) “Change in Control” means a transaction with a Person or group of Persons acting in concert, pursuant to which such Person or Persons acquire, directly or indirectly, in any single transaction or series of related transactions, more than 50% of the total voting power or economic rights of the equity securities of Parentco (excluding, for the avoidance of doubt, any Deferred Shares to be issued or to become vested in connection with such transaction(s) pursuant to this Section 2.08 in connection with such Change in Control, as applicable) (whether by merger, consolidation, sale, exchange, issuance, transfer or redemption of equity securities or otherwise). For purposes of a Change in Control, the “price per share” of Parentco Common Stock means (a) the amount of cash proceeds and (b) the value of any non-cash consideration that a holder of one share of Parentco Common Stock would be entitled to receive or receives, directly or indirectly, in such transaction ((x) assuming that any earn-out or similar payments, escrows, holdbacks and similar items are included as part of the consideration received as of the closing of such transaction and (y) calculated as if the equity securities, directly or indirectly, acquired in such transaction are all of the equity securities then outstanding). For purposes of clause (b) of the immediately preceding sentence, the value of any non-cash consideration shall be (i) if the underlying transaction agreement sets forth a value thereof as agreed between the parties thereto, such value set forth in such transaction agreement, (ii) if any such non-cash consideration is an equity security for which a public market exists, the weighted average of the prices of such equity security quoted on the primary securities exchange on which such equity security is listed for the 10 trading day period ending immediately prior to the date of the determination of value or (iii) in any other case, the value reasonably determined in good faith by the Parentco Board.

(ii) “Deferred Shares” shall mean 4 million shares of Parentco Common Stock that would otherwise be issuable to the Sponsor pursuant to the First Merger that shall be issued by Parentco to the Deferred Share Holders as provided in this Section 2.08.

(iii) “Parentco Common Stock 5-Day VWAP” means, on any date after the Closing, the volume weighted average price per share of Parentco Common Stock for the five consecutive trading days ending on such determination date (calculated as a single period) on Nasdaq or another stock exchange or, if not then listed, Parentco’s principal trading market, in any such case, as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar.

(iv) “Parentco Common Stock 20-Day VWAP” means, on any date after the Closing, the volume weighted average price per share of Parentco Common Stock for the twenty consecutive trading days ending on such determination date (calculated as a single period) on Nasdaq or another stock exchange or, if not then listed, Parentco’s principal trading market, in any such case, as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar.

(v) “Parentco Common Stock Minimum Volume” means, the average daily trading volume, as reported on Nasdaq, of the Parentco Common Stock for the 180-day period immediately following the Closing Date.

(vi) “Required VWAP” means either (A) the Parentco Common Stock 5-Day VWAP, if the average daily trading volume (as reported on Nasdaq or another stock exchange or, if not then listed, Parentco’s principal trading market, in any such case, as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar) during such five trading day period equals or exceeds the Parentco Common Stock Minimum Volume or (B) the Parentco Common Stock 20-Day VWAP.

(vii) “Trigger Event” means Trigger Event 1 or Trigger Event 2.

(viii) “Trigger Event 1” means any of the following: (A) the first day on which the Required VWAP is equal to greater than $13.00 (such share price as adjusted pursuant to this Section 2.08, the “Price Target 1”) or (B) in the case of a Change in Control, if the price per share of Parentco Common Stock paid or payable in connection with such Change in Control is equal to or greater than Price Target 1; provided that in either case (clause (A) or (B)), such Trigger Event 1 occurs on or prior to the fifth anniversary of the Closing Date.

(ix) “Trigger Event 2” means any of the following: (A) the first day on which the Required VWAP is equal to greater than $15.00 (such share price as adjusted pursuant to this Section 2.08, the “Price Target 2”) or (B) in the case of a Change in Control, if the price per share of Parentco Common Stock paid or payable in connection with such Change in Control is equal to or greater than Price Target 2 provided that in either case (clause (A) or (B)), such Trigger Event 2 occurs on or prior to the seventh anniversary of the Closing Date.

(b) Promptly (but in any event within five (5) Business Days) after the occurrence of a Trigger Event, Parentco shall issue to the Deferred Share Holders: (x) in the case of Trigger Event 1, 2,000,000 Deferred Shares and (y) in the case of Trigger Event 2, 2,000,000 Deferred Shares. Each Deferred Share Holder acknowledges and agrees that the Deferred Shares are intended to be treated as equity for accounting purposes.

(c) Notwithstanding anything to the contrary, upon the occurrence of a Change in Control that is a Trigger Event, Parentco shall issue to the Deferred Share Holders the Deferred Shares that would be issuable pursuant to Section 2.08(b) no later than immediately prior to the consummation of such Change in Control. For the avoidance of doubt, if the price per share of Parentco Common Stock paid or payable in connection with such Change in Control is (i) less than Price Target 1, then no Deferred Shares shall be issued pursuant to this Section 2.08 in respect of Trigger Event 1 or (ii) less than Price Target 2, then no Deferred Shares shall be issued pursuant to this Section 2.08 in respect of Trigger Event 2, in each case (clauses (i) and (ii)), from and after the occurrence of or otherwise in connection with such Change in Control, and all rights to receive such Deferred Shares shall automatically, without any further action of any person, terminate and be forfeited for no consideration.

(d) The Deferred Shares and/or Price Target 1 and Price Target 2, as applicable, shall be adjusted appropriately and in good faith by the Parentco Board to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Parentco Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parentco Common Stock or Parentco Warrants at any time prior to the issuance of the Deferred Shares pursuant to this Section 2.08 so as to provide the holders of Deferred Shares with the same economic effect as contemplated by this Section 2.08 and the other applicable provisions of this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Deferred Shares, Price Target 1, and Price Target 2, as applicable.

(e) If Parentco, at any time prior to the issuance of all of the Deferred Shares or a forfeiture pursuant to Section 2.08(c), shall pay a dividend or make a distribution in cash, securities or other assets to the holders of Parentco Common Stock on account of such Parentco Common Stock (or other shares of Parentco’s capital stock into which the Deferred Shares are convertible), other than as described in Section 2.08(d) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then Price Target 1 and Price Target 2 shall each be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Parentco Board, in good faith) of any securities or other assets paid on each share of Parentco Common Stock in respect of such Extraordinary Dividend.

(f) Parentco shall take all necessary actions and use commercially reasonable efforts to remain listed as a public company on, and for the Deferred Shares to be tradable over, Nasdaq; provided, however, the foregoing shall not limit Parentco from consummating a Change in Control or entering into a Contract that contemplates a Change in Control. Upon the consummation of any Change in Control, other than as set forth in Section 2.08(c) above, Parentco shall have no further obligations pursuant to this Section 2.08(f).

(g) For purposes of this Section 2.08, Sponsor, together with any Person who hereafter becomes a party to an agreement to be bound by this Section 2.08 as provided in this Section 2.08, is referred to as a “Deferred Share Holder”. Each Deferred Share Holder hereby agrees that during the Lock-Up Period (as defined in the Registration Rights and Lock-Up Agreement) the Deferred Shares, and the right to receive the Deferred Shares, shall be subject to the transfer restrictions applicable to Restricted Securities pursuant to Section 11 of the Registration Rights and Lock-Up Agreement.

(h) Parentco agrees that the Deferred Shares, when issued in accordance with the terms hereof, will be duly authorized and validly issued, fully paid and nonassessable, will not be issued in violation of any preemptive or similar rights and will be free and clear of any Liens (other than Liens arising under applicable securities Laws or the Governing Documents of Parentco, or Liens granted, or that result from any action, or the failure to take any action, by the Person to whom such Deferred Shares are issued pursuant to this Agreement). At all times prior to the issuance or forfeiture of all of the Deferred Shares pursuant to this Section 2.08, Parentco shall keep available for issuance a sufficient number of unissued Parentco Common Stock to permit Parentco to satisfy its issuance obligations set forth in this Section 2.08, shall take all actions required to increase the authorized number of shares of Parentco Common Stock if at any time there shall be insufficient unissued shares of Parentco Common Stock to permit such reservation and shall not enter into any contract or agreement that is in conflict with or would cause Parentco to violate its obligations under this sentence. Each Deferred Share Holder that is not party to this Agreement is an intended third party beneficiary of this Section 2.08.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company Reporting Documents filed with the ISA by the Company on or after January 1, 2017 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained in a “risk factors” section (other than any factual information contained therein) or in any “forward-looking statements” legend or other similar disclosures included therein to the extent they are similarly predictive or forward-looking in nature), to the extent publicly available on the ISA’s Internet-based “MAGNA” system and the TASE website or (ii) the Company’s disclosure schedule to this Agreement delivered by the Company to Haymaker concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Haymaker, Parentco, Merger Sub I and Merger Sub II as follows:

SECTION 3.01 Organization and Qualification; Subsidiaries.

(a) Each of the Company and each Subsidiary of the Company (each a “Company Subsidiary”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, formation or organization. The Company and each Company Subsidiary has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals has not had, and would not have, a Company Material Adverse Effect. Each of the Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing has not had, and would not have, a Company Material Adverse Effect.

(b) A true and complete list of all of the Company Subsidiaries, together with the jurisdiction of organization, formation or incorporation of each Company Subsidiary and the percentage of the outstanding ownership interest of each Company Subsidiary owned by the Company and each other Company Subsidiary, in each case, as of the date hereof, is set forth in Section 3.01(b) of the Company Disclosure Schedule. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or business association or other entity.

SECTION 3.02 Organizational Documents. An accurate and complete copy of the Company’s memorandum of association and articles of association, currently in effect and as amended through the date of this Agreement, has been made available to Haymaker prior to the date of this Agreement. Such articles of association of the Company are currently in effect, and the Company is not in violation in any material respect of any of the provisions thereof.

SECTION 3.03 Capitalization.

(a) The equity interests of the Company and each Company Subsidiary: (i) have been duly authorized and validly issued and are fully paid, free and clear of all Liens (other than Permitted Liens), and nonassessable; (ii) were issued in compliance in all material respects with applicable Law; and (iii) were not issued in breach or violation of any Contract or preemptive rights, rights of first refusal or other similar rights.

(b) As of the date hereof, the authorized capital stock of the Company consists of 5,135,152,771 Company Shares, 828,248,789 of which were issued and outstanding and none of which were held by the Company as treasury stock (dormant shares) and 1,117,750 Company RSUs. There are no other classes of share capital of the Company and, other than the Class H Bonds, there are no bonds, debentures, notes or other indebtedness or securities of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of share capital of the Company may vote are authorized, issued or outstanding.

(c) Except as set forth on Section 3.03(c) of the Company Disclosure Schedule, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character that the Company or any Company Subsidiary is a party to relating to any equity interests in the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any equity interests, or any other interest, in the Company or any Company Subsidiary. Other than the Organizational Documents of the Company, there are no voting trusts, proxies or other agreements or understandings in effect that the Company is a party to with respect to the voting or transfer of any of the equity interests of the Company or any Company Subsidiary.

(d) Section 3.03(d) of the Company Disclosure Schedule contains a true and correct statement of the number and class or series (as applicable) of the capital stock (or percentage), limited liability company interests, shares, warrants and other equity interests of each of the Company Subsidiaries and the identity of the Persons that are the record owners thereof (including the percentage interests of the Company Subsidiaries held thereby), in each case, as of the date hereof and immediately prior to giving effect to the Transactions occurring on the Closing Date. There are no other classes of the capital stock, limited liability company interests, shares, warrants and other equity interests of any Company Subsidiary and no bonds, debentures, notes or other indebtedness or securities of the Company Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of any Company Subsidiary may vote are authorized, issued or outstanding.

SECTION 3.04 Authority Relative to This Agreement.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder in accordance with and upon the terms and conditions set forth herein.

The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, to which the Company is a party, have been duly and validly authorized by all members of Company Audit Committee, all members of the Company Board and, subject to (i) obtaining the Company Shareholder Approval and (ii) the filing and recordation of appropriate documents related to the Second Merger as required by the ICL, no other proceedings on the part of the Company or its shareholders are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Haymaker, Parentco, Merger Sub I and Merger Sub II, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; provided, that the enforceability hereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity affecting the availability of specific performance and other equitable remedies (the “Enforceability Exceptions”).

(b) The Company Board has, by resolutions unanimously adopted thereby, (i) determined that this Agreement and the Transactions are advisable and in the best interests of the Company and the Company Shareholders and that, considering the financial position of the merging companies (including the representations and warranties set forth in Article IV), no reasonable concern exists that the Second Surviving Company will be unable to fulfill the obligations of the Company to its creditors as a result of the Transactions and (ii) approved this Agreement, the First Merger, the Second Merger and the Transactions. None of the aforesaid actions by the Company Board has been amended, rescinded or modified.

SECTION 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the Transactions by the Company will not: (i) conflict with or violate the Organizational Documents of the Company or any Company Subsidiary; (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) of the Company Disclosure Schedule have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any United States, Israel, or other non-United States federal, state, city and local statute, law, ordinance, regulation, rule, guidelines, code, restriction, executive order, injunction, judgment, directive, decree or other order issued by a Governmental Authority, or the rules and regulations by any applicable securities exchange, including the TASE (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected; or (iii) result in any breach of, or constitute a default (or an event which, with or without notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, require an additional payment (other than reimbursement of legal fees for reviewing such consent) to or the consent of any third party, or result in the creation of a Lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any Material Contract except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, consent requirements, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, (ii) compliance with and filings or notifications under any applicable United States, Israeli or other foreign competition, antitrust, merger control or investment Laws, including the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) applicable requirements of and filings under the ISL or any other similar Laws, (iv) the filing of the Merger Proposals with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Second Merger and the issuance of the Second Certificate of Merger by the Companies Registrar, (v) compliance with, and filings or notifications required under, the applicable rules and regulations of the TASE and any other applicable securities exchanges, (vi) the consents, approvals, authorizations and other actions described in Section 3.05(b) of the Company Disclosure Schedule and (vii) such other consents, approvals, authorizations, permissions, filings or notifications which, if not made or obtained would not have a Company Material Adverse Effect.

SECTION 3.06 Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, Permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances, Orders and any other authorizations by a Governmental Authority necessary for the lawful conduct by each of the Company or the Company Subsidiaries to lawfully own, lease and operate its properties or to carry on its business as it is now being conducted, including, without limitation, all necessary and appropriate licenses, certificates and authorizations required under applicable Laws of any state relating to the sale and distribution of motor fuels, lottery, alcoholic beverage control and tobacco (the “Company Permits”), except where the failure to have any Company Permits would not have a Company Material Adverse Effect. The Company Permits held by the Company and the Company Subsidiaries are valid and in full force and effect in all material respects, and, except as would not have a Company Material Adverse Effect, (i) will not be terminated or (ii) except as set forth on Section 3.06 of the Company Disclosure Schedule, require any filings, approvals or consents to be sought from any Governmental Authority or third party as a result of this Agreement and the Transactions. No suspension, revocation, involuntary termination or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries is, and since January 1, 2017, has been, in compliance with all applicable Laws of applicable Governmental Authorities. Except as would not have a Company Material Adverse Effect, since January 1, 2017, the Company has not received notice (whether verbally or in writing) of any warning letter, investigation, inquiry, penalty, fine, sanction, assessment, request for corrective or remedial action, or other compliance or enforcement notice, communication, or correspondence from a Governmental Authority that has not been remediated, terminated or otherwise corrected to the satisfaction of such Governmental Authority.

SECTION 3.07 Company Reporting Documents; Financial Statements.

(a) Since January 1, 2017, the Company has timely filed with (or furnished to) the ISA, and TASE all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statement and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the ISL or the rules and regulations of the TASE, as the case may be (collectively, the “Company Reporting Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company Reporting Document complied in all material respects with the applicable requirements of the ISL and TASE, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company Reporting Document filed did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) All of the audited financial statements and unaudited interim financial statements of the Company included in the Company Reporting Documents (i) comply in all material respects with the applicable accounting requirements and with the applicable published rules and regulations of the ISA and TASE, as the case may be, with respect thereto, (ii) have been prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by the ISA or IFRS or under the ISL or the rules and regulations of the TASE, as the case may be) and (iii) fairly present in all material respects the financial position, the results of comprehensive income, the shareholders’ equity and cash flows of the Company and its consolidated Company Subsidiaries as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(c) The Company is in compliance in all material respects with the applicable provisions of the ISL and the applicable listing and governance rules and regulations of the TASE. As of the date of this Agreement, there are no outstanding unresolved comments with respect to any of the Company Reporting Documents received by the Company in any written communication from the ISA or TASE.

(d) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company Reporting Documents (including any audited or unaudited financial statements of the Company included therein).

(e) The Company and the Company Subsidiaries maintain a system of internal control over financial reporting designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with IFRS. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law and ISA rules, presented in any applicable Company Reporting Document or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation.

(f) The Company maintains disclosure controls and procedures designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the ISL or the rules and regulations of the TASE, as the case may be, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the ISA and TASE, as the case may be.

(g) As of the date hereof, there are no outstanding material inquiries from the ISA to the Company and to the knowledge of the Company, the Company is not subject to any overt investigations pending or threatened by the ISA and the Company has not received written notice from the ISA of any malfeasance by any director or executive officer of the Company or any of the Company Subsidiaries. Since January 1, 2017 through the date of this Agreement, the Company has not received from its independent auditors any written notification of a material weakness in the Company’s internal controls over financial reporting and there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or, to the knowledge of the Company, the Company Board or any committee thereof.

(h) Since January 1, 2017, neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, external auditor, internal auditor or accountant of the Company has received any material complaint, allegation, assertion or claim, in writing, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal controls over financial reporting, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices.

SECTION 3.08 Absence of Certain Changes or Events. Since December 31, 2019, except for actions and omissions taken as a result of COVID-19 and COVID-19 Measures, or as expressly contemplated by this Agreement (a) the Company and the Company Subsidiaries have conducted in all material respects their respective businesses in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect and (c) except as expressly contemplated by this Agreement and the other Transaction Documents, neither the Company nor any Company Subsidiary has taken any action that would require the consent of Haymaker under Section 5.02 if such action had been taken after the execution of this Agreement.

SECTION 3.09 No Undisclosed Liabilities; Transaction Expenses.

(a) Except for liabilities or obligations (i) as reflected, disclosed or reserved against in the Company’s balance sheets (or the notes thereto) included in the Company Reporting Documents and publicly available prior to the date of this Agreement, (ii) incurred in connection with the Transactions, including as set forth in Section 3.09(b) of the Company Disclosure Schedule or (iii) that would not have a Company Material Adverse Effect, none of the Company or any Company Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise (whether or not required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) prepared in accordance with IFRS).

(b) Section 3.09(b) of the Company Disclosure Schedule sets forth the Company’s good faith estimate, as of the date of this Agreement, of the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses expected to be incurred by the Company and the Company Subsidiaries, as of the Closing, incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents and the Transactions.

SECTION 3.10 Absence of Litigation. There is no litigation, suit, action, hearing, legal, arbitral, judicial, administrative or other proceeding or, to the knowledge of the Company, investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, at Law or in equity by or before any Governmental Authority (other than routine claims for benefits pursuant to a plan), except for those Actions that would not have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is subject to any continuing Order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would not cause a Company Material Adverse Effect.

SECTION 3.11 Board Approval; Vote Required.

(a) The Company Audit Committee, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions, including the Second Merger, are fair to and in the best interests of the Company and the Company Shareholders, (ii) approved this Agreement and the Transactions to which the Company is a party, and (iii) recommended that the Company Board approve and adopt this Agreement, the Second Merger and the other Transactions as contemplated by this Agreement; provided, however that any change, modification or rescission of such approval by the Company Audit Committee pursuant to Section 6.06 of this Agreement shall not be deemed a breach of this Section 3.11.

(b) The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions, including the Second Merger, are fair to and in the best interests of the Company and the Company Shareholders, (ii) approved this Agreement and the Transactions to which the Company is a party and (iii) recommended that the Company Shareholders approve and adopt this Agreement, the Second Merger and the other Transactions as contemplated by this Agreement and directed that this Agreement and the Transactions be submitted for consideration by the Company Shareholders at the Company Shareholders’ Meeting; provided; however that any change, modification or rescission of the Company Board Approval pursuant to Section 6.06 of this Agreement shall not be deemed a breach of this Section 3.11.

SECTION 3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Company Employee Benefit Plan, other than any such Company Employee Benefit Plan that may be established or entered into after the date hereof in compliance with this Agreement. The Company has made available to Haymaker, as applicable: (i) current, accurate and complete copies of each such Company Employee Benefit Plan and trust agreements and insurance contracts relating thereto; (ii) copies of the most recent Internal Revenue Service determination letter or opinion letter; (iii) copies of the non-discrimination testing results for each Company Employee Benefit Plan for the three (3) most recent plan years; (iv) copies of the three (3) most recent Forms 5500 annual report and accompanying schedules, (v) the most recent summary plan descriptions and any summaries of material modifications thereto; and (vi) all material non-routine correspondence received from any Governmental Authority with respect to any Company Employee Benefit Plan within the past three (3) years.

(b) Except as would not have a Company Material Adverse Effect, (i) each of the Company Employee Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, (ii) all payments and contributions required to be made under the terms of any Company Employee Benefit Plan and applicable Laws have been timely made or, to the extent required by applicable accounting policies, accrued in accordance with such policies, (iii) all material reports, returns and similar documents required to be filed with any Governmental Authority have been duly and timely filed and (iv) no “prohibited transaction” nor “reportable event” has occurred within the meanings of the applicable provisions of ERISA or the Code.

(c) Except as would not have a Company Material Adverse Effect, neither the execution or delivery by the Company of this Agreement nor the consummation of the Transactions will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former employee of the Company or any of the Company Subsidiaries, except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former employee, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in any funding obligation under any Company Employee Benefit Plan or (v) result in any amount being nondeductible under Section 280G of the Code or subject to the excise tax under Section 4999 of the Code. No current or former employee of the Company or any of the Company Subsidiaries is entitled to receive any Tax gross-up payment from the Company or any of the Company Subsidiaries in respect of the excise taxes imposed under Section 409A or 4999 of the Code.

(d) Except as would not have a Company Material Adverse Effect, each Company Employee Benefit Plan (i) that is intended to qualify for special Tax treatment (including under Section 401(a) of the Code) has met all requirements for such Tax treatment, and (ii) if intended or required to be qualified, approved or registered with a Governmental Authority, is so qualified, approved or registered and nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

(e) No Company Employee Benefit Plan is, and none of the Company nor any of its ERISA Affiliates has within the past six (6) years incurred any liability with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a multiple employer plan, as defined in Section 4063 or 4064 of ERISA, or (iii) a plan that is subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

(f) (i) All amounts that the Company or any of the Company Subsidiaries is legally or contractually required either (A) to deduct from the employees’ salaries and/or to transfer to an employees’ pension, pension fund, pension insurance fund, managers’ insurance, severance fund, insurance and other funds for or in lieu of severance or provident fund, life insurance, incapacity insurance, continuing education fund or other similar funds or insurance, or (B) to withhold from the current employees’ salaries and benefits and to pay to any Governmental Authority as required by the Code, the Ordinance or any other Law have, in each case, been duly deducted, transferred, withheld and paid, and the Company’s or the Company Subsidiaries’ liability towards its employees regarding salary, remuneration, benefit in kind, severance pay, accrued vacation, Section 14 arrangements under the Israeli Severance Pay Law, 1963-5723 (“Section 14 Arrangement”) and contributions to all Company Employee Benefit Plans governed by Israeli Law, and all contributions required to be made by the

Company or any of the Company Subsidiaries to any arrangement that would be a Company Employee Benefit Plan governed by Israeli Law, but for the fact that such arrangement is sponsored or maintained by a Governmental Authority, are fully funded to the extent required by applicable Law or if not required by any applicable Law to be funded, are accrued on the financial statements to the extent required by applicable accounting policies, except, in the case of each of clauses (A) and (B), as would not have a Company Material Adverse Effect.

(g) Except as would not have a Company Material Adverse Effect, (i) there are no pending, or, to the knowledge of the Company, threatened proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Company Employee Benefit Plan, by any employee or beneficiary covered under such Company Employee Benefit Plan, as applicable, or otherwise involving such Company Employee Benefit Plan, and (ii) there are no material charges, complaints or proceedings by any Governmental Authority pertaining to the employment practices of the Company or any of the Company Subsidiaries pending or, to the Company’s knowledge, threatened against the Company or any of the Company Subsidiaries.

(h) Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is obligated under any Company Employee Benefit Plan or otherwise to provide medical or death benefits with respect to any employee or former employee of the Company or its Company Subsidiaries after termination of employment, except as required under Section 4980B of the Code or Part 6 of Title I of ERISA or other applicable Law, and (ii) the Company and each Company Subsidiary has complied with both (x) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (y) the minimum essential coverage and affordability requirements of the Patient Protection and Affordable Care Act of 2010, as amended, in each case, with respect to each Company Employee Benefit Plan that is a group health plan.

(i) Except as would not have a Company Material Adverse Effect, each Company Employee Benefit Plan that provides deferred compensation subject to Section 409A of the Code satisfies, in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder.

SECTION 3.13 Labor and Employment Matters.

(a) Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries is a party to or otherwise bound by any Labor Agreement, (ii) no Labor Agreement is presently being negotiated, (iii) there are no labor union organizing activities or representation campaigns pending or, to the knowledge of the Company, threatened by or with respect to any of the employees of the Company or any of the Company Subsidiaries, and (iv) from the Look-Back Date, there have not been any, and there are no, pending strikes, walkouts, lockouts, slowdowns or other labor stoppages against or affecting the Company or the Company Subsidiaries.

(b) The Company and the Company Subsidiaries are, and since the Look-Back Date have been, in compliance with all applicable Laws, policies, procedures, agreements and collective agreements and expansion orders (tzavei harchava), if any, respecting or relating to recruitment, employment of labor, employment practices, and other employment-related obligations on employees, consultants and independent contractors, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, worker classification, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, collective bargaining, employee leave issues and unemployment insurance, except where failure to comply would not have a Company Material Adverse Effect.

(c) There are no controversies pending or, to the knowledge of the Company, threatened between the Company or any of the Company Subsidiaries and any of its respective current or former personnel or other service providers, which controversies, individually or in the aggregate, would be reasonably expected to have a Company Material Adverse Effect.

(d) Since the enactment of the WARN Act, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; and neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.

SECTION 3.14 Real Property.

(a) Except as would not have a Company Material Adverse Effect, the Company or the Company Subsidiaries (as applicable) have: (i) good and marketable title (or equivalent title in jurisdictions outside of the United States) to all of the Company Owned Real Property, free and clear of all Liens other than Permitted Liens; and (ii) valid leasehold interests in all of the Company Leased Real Property, free and clear of all Liens other than Permitted Liens.

(b) Except as would not have a Company Material Adverse Effect: (i) each lease, sublease, license or similar occupancy agreement relating to a Company Leased Real Property (as amended, each a “Real Property Lease”) is in full force and effect and is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and, to the knowledge of the Company, the other parties thereto (provided that (x) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (y) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought); (ii) neither the Company nor any of the Company Subsidiaries nor, as of the date of this Agreement, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any Real Property Lease; and (iii) as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received written notice of any actual or potential violation of, or failure to comply with, any term of any Real Property Lease which remains uncured. Each Real Property Lease that was furnished to Haymaker is, to the knowledge of the Company, a true, correct and materially complete copy of such lease, sublease, license or similar occupancy agreement relating to a Company Leased Real Property in effect on the date hereof, together with all material amendments and supplements relating thereto.

(c) Except as would not have a Company Material Adverse Effect: (i) the Company Owned Real Property and the Company Leased Real Property are in good operating condition (subject to normal wear and tear) and are suitable and adequate for the purposes for which they are currently being used, in compliance with all regulatory or legislative requirements applicable to them; and (ii) to the knowledge of the Company, there are no existing, pending or threatened condemnation proceedings or similar actions relating to any part of the Company Owned Real Property or Company Leased Real Property, taken as a whole.

SECTION 3.15 Intellectual Property.

(a) Except as would not have a Company Material Adverse Effect, the Company and/or a Company Subsidiary owns or duly licenses, free and clear of all Liens, other than Permitted Liens, all material Intellectual Property used in or otherwise necessary for the business of the Company and Company Subsidiaries as now conducted or is otherwise entitled to use such material Intellectual Property by operation of Law. Section 3.15(a) of the Company Disclosure Schedule contains a complete list of the registered patents, trademarks, copyrights and domain names and pending patent, trademark and copyright applications owned by the Company and/or the Company Subsidiaries. The Company IP Rights shall, in all material respects, be available for use by the Company and the applicable Company Subsidiaries immediately after the Closing Date on materially the same terms and conditions to those under which each such entity owned or used such Intellectual Property immediately prior to the Closing Date. The Company-Owned Intellectual Property Rights are subsisting and to the knowledge of the Company, valid and enforceable. Except as would not have a Company Material Adverse Effect, each employee of the Company or any Company Subsidiary, and each contractor, consultant or other person who has engaged with the Company or any Company Subsidiary and, in each of the foregoing instances, contributed to the conception, development or reduction to practice of any material Company-Owned Intellectual Property Rights has assigned to one of the Company or the Company Subsidiaries all of his or her rights to such Intellectual Property, pursuant to a written agreement containing present, affirmative assignment language. Except for off-the-shelf software and other similar items licensed on a non-exclusive basis and used in the ordinary course of its business and royalties paid to franchisors of food service brands, none of the Company or the Company Subsidiaries is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution or provision of any Products or other Company IP Rights. To the knowledge of the Company, the conduct of and operation of the Company’s and the Company Subsidiaries’ businesses does not infringe or misappropriate, and has not since the Look-Back Date infringed or misappropriated, or otherwise violated any Intellectual Property of other persons and, to the knowledge of the Company, there is no current or ongoing infringement or violation by a third party of any of the Company-Owned Intellectual Property Rights. As of the date of this Agreement, none of the Company or the Company Subsidiaries has received any written claim or threat alleging that it has violated or, by conducting its business, would violate any of the Intellectual Property of any other person. Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all trade secrets and proprietary information used in conducting the business (“Company Proprietary Information”), including, without limitation, requiring all current non-store level Company employees and consultants and all other persons that have been provided with access to such Company Proprietary Information to execute a binding confidentiality agreement and, to the knowledge of the Company, there has not been any breach by any party to such confidentiality agreements. Except as would not have a Company Material Adverse Effect, the Company and/or one of the Company Subsidiaries owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate needs of the business of the Company or any of the Company Subsidiaries as currently conducted by the Company and/or the Company Subsidiaries. The Company and each of the Company Subsidiaries maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and such plans and procedures have been effective upon testing in all material respects, and since the Look-Back Date, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects.

(b) Except as would not have a Company Material Adverse Effect, none of the software owned by the Company or the Company Subsidiaries or licensed by the Company or the Company Subsidiaries and incorporated into and licensed, sold or distributed with the Products includes or incorporates any software, including “open source” or similar software, in such a manner as to require the Company or any Company Subsidiary to (i) disclose or distribute in source code form, license for making derivative works, or redistribute at no or de minimis charge any such Product of the Company or the Company Subsidiaries (other than the applicable open source or similar software) or (ii) give third parties free rights in or to use any such Product or any of the source code related thereto (other than the applicable open source or similar software). To the knowledge of the Company, no products contain any material “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other software code designed or intended to have any of the following functions: (1) disrupting, disabling, harming, or otherwise impeding in any material manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (2) damaging or destroying any data or file without the user’s consent.

(c) The information technology systems of the Company and the Company Subsidiaries (the “IT Systems”) are owned by, or validly licensed, leased or supplied under contracts to the Company or any of the Company Subsidiaries. The IT Systems are adequate and sufficient, in all material respects, for the respective operations of the Company and the Company Subsidiaries as currently conducted. The Company and the Company Subsidiaries have taken measures reasonable in the industry to preserve and maintain the performance, security and integrity of such respective systems and all software, information or data stored thereon, including disaster data recovery technology.

(d) At all times since the Look-Back Date, the Company and the Company Subsidiaries have taken all reasonable steps (including by implementing reasonable administrative, technical and physical security measures) to ensure that all Company Data and Business Systems are protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse. There has been no unauthorized access or damage to, or use, modification, acquisition or disclosure of, Company Data that would cause a Company Material Adverse Effect. There have been no unauthorized intrusions into, breaches of the security of, or ransomware attacks on, the Business Systems that would cause a Company Material Adverse Effect.

(e) Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and at all times since the Look-Back Date have been, in compliance with, as applicable, the PCI Security Standards Council’s Payment Card Industry Data Security Standard (PCI-DSS) and all other applicable security rules and requirements as promulgated by the PCI Security Standards Council, by any member thereof, or by any entity that functions as a card brand, card association, card network, payment processor, acquiring bank, payment services provider, merchant bank or issuing bank.

SECTION 3.16 Taxes.

(a) The Company and each of its Company Subsidiaries: (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate and in compliance with all applicable Laws in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company or any of its Company Subsidiaries are otherwise obligated to pay (whether or not such Taxes have been reported on any Tax Returns), except with respect to Taxes that are being contested in good faith and for which adequate reserves have been established in accordance with IFRS, or GAAP, as applicable; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b) The charges, accruals, and reserves with respect to Taxes on the financial statements of the Company and each of its Company Subsidiaries are adequate, were calculated in accordance with IFRS, or GAAP, as applicable, and were properly recorded in their books and records.

(c) Neither the Company nor any Company Subsidiary is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses, whether or not written).

(d) Neither the Company nor any Company Subsidiary has entered into a closing agreement that is currently in force pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to the Company or a Company Subsidiary.

(e) The Company and each of its Company Subsidiaries have not requested or received a revenue ruling, private letter ruling, or other similar tax ruling or arrangement or related correspondence from any Governmental Authority, including any application for or receipt of a Tax ruling or arrangement from any Governmental Authority on such company’s behalf or on behalf on any of its shareholders, whether or not in connection with this Agreement or applied for any tax ruling with respect to Company’s or Company’s Subsidiaries Tax Returns.

(f) Each of the Company and its Company Subsidiaries has collected or withheld and paid to the appropriate Tax authority all material Taxes required to have been collected or withheld and paid in connection with amounts received from or paid or owing to any customer, current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable Law, rules and regulations relating to the collection, payment and withholding of Taxes, including all material reporting and record keeping requirements related thereto.

(g) Neither the Company nor any of its Company Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary United States federal, state, local or foreign income Tax Return (other than a group consisting only of the Company and/or Company Subsidiaries).

(h) Neither the Company nor any of its Company Subsidiaries has any material liability for the Taxes of any person (other than the Company and/or Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(i) Except as contemplated in this Agreement, neither the Company nor any of its Company Subsidiaries has in place or has requested a ruling, transfer pricing agreement or similar agreement in respect of Taxes pending between the Company or any Company Subsidiary and any Tax authority which will have any effect after the Closing Date.

(j) Neither the Company nor a Company Subsidiary has made, nor is it or will it be required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method from a taxable period ending on or before the Closing Date or otherwise.

(k) Neither the Company nor any of the Company Subsidiaries has within the past three years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) Neither the Company nor any of its Company Subsidiaries is, or has been a party to a reportable transaction, as described in Section 6707A(c) and Treasury Regulations Section 1.6011-4(b)(2), or any corresponding or similar provision of state, local or non-United States Law.

(m) Neither the Company nor a Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (B) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (C) installment sale or open transaction disposition made on or prior to the Closing Date or (D) prepaid amount received on or prior to the Closing Date.

(n) Except with regard to the Transactions, since December 31, 2019 and until the Closing Date, there has not been any material change, amendment or revocation of any Tax election, material amendment to a Tax Return, a request for or surrender of a right to claim a material Tax refund, or material change of any method of Tax accounting by the Company or any of its Company Subsidiaries.

(o) There are no Tax Liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(p) Each of the Company and the Company Subsidiaries has not taken or agreed to take any action, and does not intend or plan to take any action, or have knowledge of any agreement, plan or intention to take any action, including any distribution of cash or other property, that is reasonably likely to prevent the First Merger and the Second Merger, taken together, from qualifying as an exchange described in Section 351 of the Code.

(q) Each of the Company and the Company Subsidiaries is and has always been tax resident solely in the countries of its incorporation or formation. Neither the Company nor any of the Company Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which such company is incorporated and organized.

(r) Each of the Company and the Company Subsidiaries has duly and timely collected all material amounts on account of any sales or Transfer Taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by them and has duly and timely remitted to the appropriate Governmental Authority any such material amounts required by Law to be remitted by the Company and/or its Company Subsidiaries.

(s) Each of the Company and the Company Subsidiaries is in material compliance with all applicable Israeli transfer pricing Laws, including Section 85A to the Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006 including to the extent required, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company Subsidiary under such Israeli transfer pricing Laws.

(t) Except as contemplated in this Agreement, neither the Company, its shareholders nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Israeli tax ruling made with reference to the provisions of Part E2.

(u) Neither the Company nor any of the Company Subsidiaries has entered into any transaction likely to be disqualified or recharacterized by the competent authorities on the grounds that they are designed to circumvent a Tax obligation. Neither the Company nor any of the Company Subsidiaries has undertaken any transaction which will require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 5767-2006 (or of any equivalent Law in any other jurisdiction).

(v) The Company and/or its Israeli Company Subsidiaries or any other Company Subsidiary who is required to register in Israel as a “dealer” for the purposes of Israel Value Added Tax Law of 1975 are duly registered for the purposes of Israeli value added tax and have complied in all material respects with all requirements concerning value added Taxes (“VAT”). The Company and/or its Israeli Company Subsidiaries or any other Company’s Subsidiary who is required to register in Israel as a “dealer” (i) have not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) regarding to which input VAT was reclaimed; (ii) have properly deducted input VAT and in line with past VAT arrangements, which set the entitlement to input VAT recovery on inputs, supplies, and other transactions and imports made by them according to their business activity; (iii) have collected and timely remitted to the relevant Governmental Authority all output VAT which they are required to collect and remit under any applicable Law; and (iv) have not received a refund or credit for input VAT for which they are not entitled under any applicable Law.

(w) Each of the Company Employee Benefit Plans that is intended to qualify as a capital gains route plan under Section 102(b)(2) or Section 102(b)(3) of the Israel Income Tax Ordinance has received a favorable determination or approval letter from the relevant Governmental Authority or is otherwise deemed approved by passage of time without objection by such relevant Governmental Authority. All Company RSUs held by the Company Trustee were and are currently in compliance with the applicable requirements of Section 102 of the Ordinance (including the relevant sub-section of Section 102), any rules or regulations thereunder and any written requirements and guidance of the ITA.

Notwithstanding anything in this Agreement to the contrary, the Company makes no representations or warranties regarding the amount, value or condition of, or any limitations on, any Tax asset or attribute (each, a “Tax Attribute”) of the Company and the Company Subsidiaries arising on or before the Closing Date, or the ability of any Person to utilize such Tax Attributes after the Closing.

SECTION 3.17 Environmental Matters.

(a) The Company and the Company Subsidiaries are currently and for the past three years, have been, in possession of all licenses and Permits material to the Company and the Company Subsidiaries taken as a whole and required under Laws and regulations both as in effect as of the date of this Agreement concerning pollution or protection of employee health, safety and the environment that are in effect on the date hereof, including all such Laws and regulations both as in effect as of the date of this Agreement relating to the presence, handling, emission, discharge, release or threatened release of any chemicals, petroleum, pollutants, contaminants or hazardous or toxic materials, substances or wastes into ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any chemicals, petroleum, pollutants, contaminants or Hazardous Substances, hazardous or toxic materials, substances or waste (as was in effect on the Closing Date, “Environmental and Safety Requirements”).

(b) Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries currently, and since the Look-Back Date have been, in compliance in all material respects with all terms and conditions of such licenses and Permits and are and were also in compliance in all material respects with all other Environmental and Safety Requirements or any written notice or demand letter issued, entered, promulgated or approved thereunder.

(c) Except as would not have a Company Material Adverse Effect, to the Company’s and the Company Subsidiaries’ knowledge, none of the properties currently (or formerly, at the time of the Company’s or the Company’s Subsidiaries’ ownership, leasing or operation at any such properties) owned, leased or operated by the Company or any Company Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated in any material respect with any Hazardous Substance which requires reporting, investigation, or remediation by the Company or any Company Subsidiary pursuant to applicable Environmental and Safety Requirements.

(d) Except as would not have a Company Material Adverse Effect, to the Company’s and the Company’s Subsidiaries’ knowledge, none of the Company nor any Company Subsidiary is subject to any material claim, liability, investigation or suit based upon any Hazardous Substance or material violation of or liability or obligation under any Environmental and Safety Requirements.

SECTION 3.18 Material Contracts.

(a) Subsections (i) through (xvii) of Section 3.18(a) of the Company Disclosure Schedule list, as of the date of this Agreement, the following types of contracts and agreements (including any material amendments thereto) currently in effect to which the Company or any Company Subsidiary is a party, or by which it or their assets or properties are bound, (such contracts and agreements as are required to be set forth in Section 3.18 of the Company Disclosure Schedule being the “Material Contracts”):

(i) each contract or agreement that involves consideration payable to the Company or any of the Company Subsidiaries reasonably expected to exceed $30,000,000, in the aggregate, in the current fiscal year or the next fiscal year, or which exceeded such amount in the year ended December 31, 2019 (excluding any fuel supply contracts of the Company or any of the Company Subsidiaries);

(ii) each contract or agreement for the purchase of inventory, other materials or personal property, with any contract manufacturing organization, with any supplier or for the furnishing of services to the Company or any Company Subsidiary or otherwise related to their respective businesses to which the Company or any Company Subsidiary is a party, in each case, that involves consideration payable by the Company or any of the Company Subsidiaries that is reasonably expected to exceed $15,000,000, in the aggregate, in the current fiscal year or the next fiscal year, or which exceeded such amount in the year ended December 31, 2019 (excluding any fuel supply contracts of the Company or any of the Company Subsidiaries);

(iii) fuel supply contracts of the Company or any of the Company Subsidiaries which account for more than 15% of the aggregate gallons of fuel supplied to the Company and the Company Subsidiaries during the 12-month period prior to the date hereof;

(iv) all contracts or agreements evidencing (A) outstanding indebtedness for borrowed money of the Company or any Company Subsidiary, or commitments therefor, except for indebtedness and commitments in an amount not exceeding $5,000,000 individually or in the aggregate or (B) any publicly-traded indebtedness;

(v) all employment or consulting agreements with the Company or a Company Subsidiary that provide for annual compensation in excess of $250,000 or payments due and owing in the event of, or otherwise relating to, a change in control transaction or the consummation of the Transactions, other than at will agreements that can be terminated at any time for any reason without severance or similar liability to the Company or any Company Subsidiary;

(vi) all partnership or joint venture agreements with a third party, including any agreement involving the sharing of the Company’s and/or the Company Subsidiaries’ profits with such third party, other than the Organizational Documents of the Company or the Company Subsidiaries;

(vii) all contracts that involve the acquisition or disposition, or future acquisition or disposition, directly or indirectly (by merger, asset sale, sale of stock or otherwise), of material assets, properties, business, or capital stock or other equity interests by the Company or a Company Subsidiary which has been entered into since the Look-Back Date and involves the acquisition of any person or any assets of a person in excess of $10,000,000 (excluding any assets or inventories acquired in the ordinary course of business and excluding the inventory portion of any purchase price with respect to dispositions of a store location);

(viii) all contracts that contain a put, call, right of first refusal, right of first negotiation, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any Company Subsidiary is or would be required to purchase or sell, as applicable, any material equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other material assets (except for rights of first refusal, rights of first offer or option rights contained in any Real Property Leases for an amount not exceeding $1,000,000 individually or $3,000,000 in the aggregate);

(ix) all contracts and agreements that (A) limit, or purport to limit, in any material respect the ability of the Company or any of the Company Subsidiaries to compete in any material line of business or with any person or entity or in any geographic area or during any period of time or (B) contains any “most favored nation” pricing terms that the Company or any Company Subsidiary must provide to a third party;

(x) any agreement with any Governmental Authorities (other than Permits);

(xi) any agreement requiring the Company or any of the Company Subsidiaries to guarantee the indebtedness of any Person (other than the Company or any other Company Subsidiary) or pursuant to which any Person (other than the Company or any of the Company Subsidiaries) has guaranteed the indebtedness of the Company or any of the Company Subsidiaries, except agreements in relation to indebtedness for an amount not exceeding $1,000,000 individually or in the aggregate;

(xii) any agreement under which the Company or any of the Company Subsidiaries has, directly or indirectly, (1) made any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person (other than the Company or any of the Company Subsidiaries), or (2) agreed to make after the date hereof any loan, advance or assignment or payment to any Person (other than the Company or any of the Company Subsidiaries) or any capital contribution to or investment in, any Person (other than the Company or any of the Company Subsidiaries), in each case in the foregoing clauses (1) and (2), in an amount exceeding $2,000,000 individually or in the aggregate;

(xiii) any agreement licensing by or to the Company or any of the Company Subsidiaries of any Intellectual Property that are material to the business of the Company and the Company Subsidiaries, other than licenses for generally commercially available software and hardware and non-exclusive licenses by the Company or any of the Company Subsidiaries to a customer in the ordinary course of business;

(xiv) all collective bargaining agreements or other agreements with any labor organization, labor union or other employee representative;

(xv) any agreement that provides for, or is related to, the settlement or compromise of any Action settled or compromised since December 31, 2018 pursuant to which the cash amount paid or to be paid by or on behalf of the Company or any of the Company Subsidiaries exceeds $500,000 (such cash amount shall exclude any payments made by insurance carriers pursuant to any insurance policies of the Company or any of the Company Subsidiaries) or which imposed any material ongoing non-monetary obligations upon the Company or any of the Company Subsidiaries that will survive the Closing;

(xvi) all contracts that provide for the Company or any Company Subsidiary to indemnify (other than the Company or any of the Company Subsidiaries) or hold harmless any other Person entered into outside of the ordinary course of business, that would reasonably be expected to impose on the Company or any Company Subsidiary a liability in excess of $1,000,000; and

(xvii) any agreement required to be disclosed on Section 3.25 of the Company Disclosure Schedule (Interested Party Transactions).

(b) Except as would not have a Company Material Adverse Effect: each Material Contract is in full force and effect and is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto; the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; and to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; the Company and the Company Subsidiaries have not received any written claim of default under any such agreement. Since the Look-Back Date, neither the Company nor any Company Subsidiary has received written notice of (i) any material default under any Material Contract or (ii) the intention of any third party under any Material Contract to cancel, terminate or materially modify the terms of any such Material Contract, or materially accelerate the obligations of the Company or any Company Subsidiary thereunder. The Company has furnished or made available to Haymaker true and complete copies of all Material Contracts, including any and all material amendments thereto (excluding statements of work, orders for additional licenses or renewal letters, and similar supplements thereunder).

SECTION 3.19 CARES Act. The Company has not (a) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act, (b) applied for loan forgiveness pursuant to Section 1106 of the CARES Act, (c) except as set forth on Section 3.19 of the Company Disclosure Schedule, deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, (d) claimed the employee retention credit pursuant to Section 2301 of the CARES Act or (e) during the COVID-19 Quarantine Period, had employees teleworking from a state other than their regular work location on a regular and consistent basis. For purposes of this representation, “COVID-19 Quarantine Period” means, with respect to each regular work location, the period during which the state or local Governmental Authority restricted nonessential work at such location.

SECTION 3.20 Anti-Corruption Laws.

(a) Since January 1, 2017, none of the Company, the Company Subsidiaries, any of its or their directors or officers, nor, to the knowledge of the Company, any other employees, agents or other Persons while acting for or on behalf of the Company or any of its Subsidiaries, has violated the U.S. Foreign Corrupt Practices Act of 1977, as amended, Title 5 of the Israeli Penal Law, 5737-1977, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”).

(b) To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries, as of the date of this Agreement, (i) is under external or internal investigation for any violation of the Anti-

Corruption Laws, (ii) has received any written notice from any Governmental Authority regarding any violation of, or failure to comply with, any Anti-Corruption Laws or (iii) is the subject of any internal complaint, audit or review process regarding a violation of the Anti-Corruption Laws.

SECTION 3.21 Export Controls and Import Laws. Except as would not have a Company Material Adverse Effect:

(a) Since December 31, 2017, the Company and each of the Company Subsidiaries have conducted their import and export transactions in accordance with applicable provisions of Israeli, U.S. and other trade Laws of the countries where they conduct business.

(b) The Company and each of the Company Subsidiaries have obtained all export licenses and other approvals required for their exports of products, software and technologies from Israel, the U.S. or any other country from which the Company or any of the Company Subsidiaries exports products, software or technologies.

(c) The Company and each of the Company Subsidiaries are in compliance with the terms of such applicable export licenses or other approvals, and, to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in any liability to the Company or the Company Subsidiaries for violation of any export controls or import restrictions.

SECTION 3.22 Takeover Statutes. No “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute applies to this Agreement or the Transactions, except as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation, or any of the Transactions.

SECTION 3.23 Insurance. Except as would not have a Company Material Adverse Effect, there have not been any claims pending against the insurance policies where the Company or any Company Subsidiary is named as an insured party currently in effect. All premiums due and payable with respect to such policies have been fully paid. To the knowledge of the Company, as of the date of this Agreement the Company has not received any threatened termination of any such insurance policies. All such insurance policies are in full force and effect, and, the Company has not received from any of its insurance carriers any notice of cancellation or nonrenewal, or refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies of any such insurance policies where the Company or any Company Subsidiary is named as an insured party. With respect to each such insurance policy to which the Company is a beneficiary, the policy is legal, valid, binding and enforceable against the Company or the applicable Company Subsidiary in accordance with its terms and, except for policies that have expired under their terms in the ordinary course. There have been no gaps (historical or otherwise) or lapses in any insurance coverage within the last three (3) years.

SECTION 3.24 Certain Business Practices. None of the Company, any Company Subsidiary or, to the Company’s knowledge, any directors, managers or officers, agents or employees of the Company or any Company Subsidiary (on or behalf of the Company or any Company Subsidiary), has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any payment in the nature of criminal bribery.

SECTION 3.25 Interested Party Transactions. No director, manager, officer or Affiliate of the Company or any Company Subsidiary is a party to any Contract with the Company or any Company Subsidiary (other than (a) the payment of compensation and provision of benefits to, and the entering into of compensatory arrangements, benefit plans and similar transactions, agreements or contracts with, or with respect to, officers, managers, employees and independent contractors of the Company or any Company Subsidiary, including equity compensation, including the Related Party Agreements, which shall be terminated as of the Closing, (b) agreements and transactions in connection with any such manager’s, officer’s or Affiliate’s direct or indirect ownership of equity interests in the Company or any Company Subsidiary (or any securities that are convertible into, or exercisable or exchangeable for, any such equity interests), including distributions by the Company upon its equity interests or (c) as otherwise contemplated by this Agreement).

SECTION 3.26 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

SECTION 3.27 Indebtedness. Immediately after giving effect to the Transactions, there will be no “Default,” “Event of Default” or similar event that has occurred and is continuing with respect to the material indebtedness for borrowed money of the Company and the Company Subsidiaries, provided that the applicable third-party consents, approvals and authorizations set forth in Section 7.01(g) of the Company Disclosure Schedule shall have been obtained.

SECTION 3.28 Information Supplied. None of the information supplied or to be supplied by the Company and the Company Subsidiaries expressly for inclusion prior to the Closing: (a) in the Haymaker Proxy Statement/Prospectus and Registration Statement will, when the Haymaker Proxy Statement/Prospectus and Registration Statement is declared effective or when the Haymaker Proxy Statement/Prospectus and Registration Statement is mailed to stockholders of Haymaker or at the time of the meeting of such stockholders to be held in connection with the Transactions, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; or (b) in the current report on Form 8-K filed after the Closing will contain any false or misleading statement in light of the circumstances under which they were made.

SECTION 3.29 HIPAA Compliance. Except as would not have a Company Material Adverse Effect:

(a) The Company and each of the Company Subsidiaries that maintain a self-funded group health plan have been in compliance with (i) all applicable group health plan requirements set forth at 45 C.F.R. § 164.504(f); (ii) the requirements to obtain and maintain business associate agreements as set forth at 45 C.F.R. § 164.504(e); (iii) requirements to maintain appropriate access to protected health information (as that term is defined under HIPAA) by individuals who are not authorized to receive it; (iv) requirements to provide each employee with a notice of the group health plan’s privacy practices which explains the allowable uses and disclosures of protected health information; and (v) training on HIPAA privacy and security policies and procedures and breach reporting for each staff member with access to protected health information by virtue of their administrative responsibilities for the applicable group health plan;

(b) No Company or any Company Subsidiary group health plan creates or receives protected health information for any purposes other than: (i) for enrollment and disenrollment information or (ii) limited summary health information for the purpose of obtaining premium bids or modifying, amending, or terminating the plan;

(c) No Company or any Company Subsidiary group health plan have, at any time, used or disclosed protected health information for employment-related actions and decisions or in connection with any other benefit or employee benefit plan of the Company;

(d) No Company or any Company Subsidiary has experienced a Breach, as defined under HIPAA, with respect to any employee’s protected health information; and

(e) There is no pending, nor has there ever been any, material complaint, audit, proceeding, investigation, or claim against the Company or Company Subsidiaries initiated by (i) any Person or entity, (ii) the

United States Department of Health and Human Services Office for Civil Rights or (iii) any state attorney general or similar state official alleging that the Company or Company Subsidiaries violated HIPAA with respect to its group health plan activities.

SECTION 3.30 NO OTHER REPRESENTATIONS OR WARRANTIES.

(a) NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY OR OTHERWISE CONTAINED IN THE COMPANY DISCLOSURE SCHEDULES, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III, NONE OF THE COMPANY OR ANY COMPANY SUBSIDIARY OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY AND THE COMPANY SUBSIDIARIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO HAYMAKER, PARENTCO, MERGER SUB I, MERGER SUB II OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY.

(b) WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NONE OF THE COMPANY OR ANY COMPANY SUBSIDIARY, THE SHAREHOLDERS OF THE COMPANY NOR THEIR RESPECTIVE AFFILIATES, NOR ANY REPRESENTATIVE OF THE FOREGOING, HAS MADE, AND NONE OF THEM SHALL BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES IN THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY AND THE COMPANY SUBSIDIARIES THAT HAVE BEEN MADE AVAILABLE TO HAYMAKER, PARENTCO, MERGER SUB I OR MERGER SUB II, INCLUDING DUE DILIGENCE MATERIALS, OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY AND THE COMPANY SUBSIDIARIES BY THE MANAGEMENT OF THE COMPANY AND THE COMPANY SUBSIDIARIES OR OTHERS IN CONNECTION WITH THE TRANSACTIONS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY HAYMAKER, PARENTCO, MERGER SUB I OR MERGER SUB II IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS. IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY THE COMPANY OR THE COMPANY SUBSIDIARIES AND THEIR REPRESENTATIVES, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY HAYMAKER, PARENTCO, MERGER SUB I OR MERGER SUB II IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HAYMAKER, PARENTCO, MERGER SUB I AND MERGER SUB II

Except as disclosed in (i) Haymaker SEC Reports filed with the SEC by the Company on or after January 1, 2019 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained in a “risk factors” section (other than any factual information contained therein) or in any “forward-looking statements” legend or other similar disclosures included therein to the extent they are similarly predictive or forward-looking in nature) or (ii) Haymaker’s disclosure schedule to this Agreement delivered by Haymaker to the Company concurrently with the execution of this Agreement (the “Haymaker Disclosure Schedule”), Haymaker, Parentco, Merger Sub I and Merger Sub II hereby, jointly and severally, represent and warrant to the Company as follows:

SECTION 4.01 Corporate Organization. Each of Haymaker, Parentco, Merger Sub I and Merger Sub II is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have a Haymaker Material Adverse Effect. Each of Haymaker, Parentco, Merger Sub I and Merger Sub II is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Haymaker Material Adverse Effect.

SECTION 4.02 Certificate of Incorporation and By-laws. Haymaker has heretofore furnished to the Company a complete and correct copy of the certificate of incorporation and the by-laws of Haymaker. Parentco has heretofore furnished to the Company a complete and correct copy of the certificate of incorporation and the by-laws of Parentco. Merger Sub I has heretofore furnished to the Company a complete and correct copy of the certificate of incorporation and the by-laws of Merger Sub I. Merger Sub II has heretofore furnished to the Company a complete and correct copy of the memorandum of association and articles of association of Merger Sub II. Such Organizational Documents of Haymaker, Parentco, Merger Sub I and Merger Sub II are in full force and effect. Each of Haymaker, Parentco, Merger Sub I and Merger Sub II is not in violation in any material respect of any of the provisions of its respective Organizational Documents.

SECTION 4.03 Capitalization.

(a) The authorized capital stock of Haymaker consists of (i) 200,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Haymaker Class A Common Stock”), (ii) 20,000,000 shares of Class B Common Stock, par value $0.0001 per share (“Haymaker Class B Common Stock”), and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Haymaker Preferred Stock”). As of the date of the Agreement, (A) 40,000,000 shares of Haymaker Class A Common Stock and 10,000,000 shares of Haymaker Class B Common Stock are issued and outstanding (which includes 40,000,000 shares subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable (collectively, the “Outstanding Haymaker Shares”), (B) 0 shares of Haymaker Class A Common Stock or Haymaker Class B Common Stock are held in the treasury of Haymaker, and (C) 19,333,333 shares of Haymaker Class A Common Stock are reserved for future issuance pursuant to Haymaker Warrants. As of the date of the Agreement, there are 19,333,333 Haymaker Warrants issued and outstanding, of which 6,000,000 Haymaker Warrants are Haymaker Private Warrants (collectively, the “Outstanding Haymaker Warrants”). There are no shares of Haymaker Preferred Stock issued and outstanding. Other than the 19,333,333 Haymaker Warrants, there are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Haymaker or obligating Haymaker to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, Haymaker or any of its Affiliates (including following the Closing, the Company or any Company Subsidiary). All outstanding shares of Haymaker Class A Common Stock and Haymaker Class B Common Stock are duly authorized, validly issued, fully paid and non-assessable. Haymaker is not a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights whether direct or indirect. Other than the Sponsor Letter Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Haymaker Class A Common

Stock, Haymaker Class B Common Stock or any of the equity interests or other securities of Haymaker. Other than the Redemption Rights, there are no outstanding contractual obligations of Haymaker to repurchase, redeem or otherwise acquire any shares of Haymaker Class A Common Stock or Haymaker Class B Common Stock. There are no outstanding contractual obligations of Haymaker, Parentco, Merger Sub I or Merger Sub II to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(b) The authorized capital stock of Parentco consists of 1,000 shares of Parentco Common Stock. One share of Parentco Common Stock is issued and outstanding. The outstanding share of Parentco Common Stock has been duly authorized, validly issued, fully paid and is non-assessable and is not subject to preemptive rights, and is held by Haymaker free and clear of all Liens, other than transfer restrictions under applicable securities Laws and Haymaker’s and Parentco’s respective Organizational Documents. Parentco is a wholly-owned Subsidiary of Haymaker. Other than the Transaction Documents and the Transaction, there are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parentco or obligating Parentco to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, Parentco or any of its controlled Affiliates (including following the Closing, the Company or any Company Subsidiary (solely with respect to any Contract entered into by Haymaker or its controlled Affiliates prior to the First Effective Time)). There are no voting trusts, proxies or other agreements or understandings in effect that Haymaker, Parentco, Merger Sub I or Merger Sub II is a party to with respect to the voting or transfer of any of the equity interests of Parentco.

(c) The shares of Parentco Common Stock to be issued in accordance with Section 2.01 and Section 2.02 will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(d) The authorized capital stock of Merger Sub I consists of 1,000 shares of common stock of Merger Sub I (“Merger Sub I Common Stock”). One Hundred (100) shares of Merger Sub I Common Stock are issued and outstanding (the “Outstanding Merger Sub I Shares”). All Outstanding Merger Sub I Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parentco free and clear of all Liens, other than transfer restrictions under applicable securities Laws and Parentco’s and Merger Sub I’s respective Organizational Documents. Merger Sub I is a wholly-owned Subsidiary of Parentco. There are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Merger Sub I or obligating Merger Sub I to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, Merger Sub I or any of its Affiliates (including following the Closing, the Company or any Company Subsidiary). There are no voting trusts, proxies or other agreements or understandings in effect that Haymaker, Parentco, Merger Sub I or Merger Sub II is a party to with respect to the voting or transfer of any of the equity interests of Merger Sub I.

(e) The authorized capital stock of Merger Sub II consists of 100,000 Ordinary Shares (“Merger Sub II Ordinary Shares”), 1,000 of which were issued and outstanding (the “Outstanding Merger Sub II Shares”). All Outstanding Merger Sub II Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights, and are held by Parentco free and clear of all Liens, other than transfer restrictions under applicable securities Laws and Parentco’s and Merger Sub II’s respective Organizational Documents. Merger Sub II is a wholly-owned subsidiary of Parentco. There are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Merger Sub II or obligating Merger Sub II to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, Merger Sub II or any of its Affiliates. There are no voting trusts, proxies or other agreements or understandings in effect that Haymaker, Parentco, Merger Sub I or Merger Sub II is a party to with respect to the voting or transfer of any of the equity interests of Merger Sub II.

(f) Except for Parentco, Merger Sub I and Merger Sub II, Haymaker does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in any corporation, partnership, joint venture, business association or other person.

(g) (i) Other than the Outstanding Haymaker Shares, the Outstanding Haymaker Warrants, the one outstanding share of Parentco Common Stock, the Outstanding Merger Sub I Shares, and the Outstanding Merger Sub II Shares, there are no outstanding Equity Interests of Haymaker or any of its controlled Affiliates; and (ii) other than the Transaction Documents, neither Haymaker nor any of its controlled Affiliates is bound by any Contract involving any Equity Interest of Haymaker, Parentco, or any of their respective controlled Affiliates (including, following the First Effective Time, Company or any Company Subsidiary (solely with respect to any Contract entered into by Haymaker or its controlled Affiliates prior to the First Effective Time)).

SECTION 4.04 Authority Relative to This Agreement. Haymaker, Parentco, Merger Sub I and Merger Sub II have all necessary power and authority to execute and deliver this Agreement and subject to obtaining the approval of the stockholders of Haymaker, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Haymaker, Parentco, Merger Sub I and Merger Sub II, and the consummation by Haymaker, Parentco, Merger Sub I and Merger Sub II of the Transactions, have been duly and validly authorized by all necessary action, and no other proceedings on the part of Haymaker, Parentco, Merger Sub I or Merger Sub II are necessary to authorize this Agreement or to consummate the Transactions (other than the approval and adoption of this Agreement by (a) the holders of a majority of the then-outstanding shares of Haymaker Class A Common Stock and Haymaker Class B Common Stock, (b) the sole stockholder of Parentco, (c) the sole stockholder of Merger Sub I and (d) the sole shareholder of Merger Sub II). This Agreement has been duly and validly executed and delivered by Haymaker, Parentco, Merger Sub I and Merger Sub II and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Haymaker, Parentco, Merger Sub I and Merger Sub II, enforceable against Haymaker, Parentco, Merger Sub I and Merger Sub II in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

SECTION 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Haymaker, Parentco, Merger Sub I and Merger Sub II do not, and the performance of this Agreement by Haymaker, Parentco, Merger Sub I and Merger Sub II will not, (i) conflict with or violate the Organizational Documents of Haymaker, Parentco, Merger Sub I or Merger Sub II; (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been satisfied, conflict with or violate any Law applicable to Haymaker, Parentco, Merger Sub I or Merger Sub II or by which any of their property or assets is bound or affected; or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any capital stock or other interest, property or asset of Haymaker, Parentco, Merger Sub I or Merger Sub II pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation binding on Haymaker, Parentco, Merger Sub I or Merger Sub II, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Haymaker Material Adverse Effect.

(b) The execution and delivery of this Agreement by Haymaker, Parentco, Merger Sub I and Merger Sub II do not, and the performance of this Agreement by Haymaker, Parentco, Merger Sub I and Merger Sub II will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover Laws, (ii) compliance with and filings or notifications under any applicable United States, Israeli or other foreign competition, antitrust, merger control or investment Laws, including the pre-merger notification requirements of the HSR Act, (iii) applicable requirements of and filings under the ISL or any other similar

Laws, (iv) the filing of the Merger Proposals with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Second Merger and the issuance of the Second Certificate of Merger by the Companies Registrar, (v) compliance with, and filings or notifications required under, the applicable rules and regulations of the TASE and any other applicable stock exchanges, (vi) those required in respect of any Company Permits or otherwise required because of the business or operations of the Company or any of the Company Subsidiaries, or (vii) such other consents, approvals, authorizations, permissions, filings or notifications which, if not made or obtained, would not, individually or in the aggregate, materially impair or delay the Haymaker’s, Parentco’s, Merger Sub I’s or Merger Sub II’s ability to consummate the Transactions.

SECTION 4.06 Compliance. None of Haymaker, Parentco, Merger Sub I or Merger Sub II is in conflict with, or in default, breach or violation of, (a) any Law applicable to Haymaker, Parentco, Merger Sub I or Merger Sub II or by which any property or asset of Haymaker, Parentco, Merger Sub I or Merger Sub II is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which Haymaker, Parentco, Merger Sub I or Merger Sub II is a party or by which Haymaker, Parentco, Merger Sub I or Merger Sub II or any property or asset of Haymaker, Parentco, Merger Sub I or Merger Sub II is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Haymaker Material Adverse Effect. Each of Haymaker, Parentco, Merger Sub I and Merger Sub II is in possession of all material franchises, grants, authorizations, licenses, Permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Authority necessary for Haymaker, Parentco, Merger Sub I and Merger Sub II to own, lease and operate their respective properties or to carry on its business as it is now being conducted. None of Haymaker, Parentco, Merger Sub I or Merger Sub II has received notice (whether verbally or in writing) of any warning letter, investigation, inquiry, penalty, fine, sanction, assessment, request for corrective or remedial action, or other compliance or enforcement notice, communication, or correspondence from a Governmental Authority, and, to the knowledge of Haymaker, no Governmental Authority is considering such action nor do circumstances exist that would reasonably be expected to lead to any such action.

SECTION 4.07 SEC Filings; Financial Statements.

(a) Haymaker has filed all forms, reports and documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”), together with any amendments, restatements or supplements thereto (collectively, the “Haymaker SEC Reports”). Haymaker has furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Haymaker with the SEC to all agreements, documents and other instruments that previously had been filed by Haymaker with the SEC and are currently in effect. The Haymaker SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of Haymaker has filed with the SEC on a timely basis all statements required with respect to Haymaker by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 4.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq Stock Market.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Haymaker SEC Reports was prepared in accordance with United States generally accepted accounting principles, as in effect on the date of this Agreement (“GAAP”) and Regulation S-X or Regulation S-K, as applicable, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of Haymaker as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which would not have a Haymaker Material Adverse Effect). Haymaker has no off-balance sheet arrangements that are not disclosed in the Haymaker SEC Reports. No financial statements other than those of Haymaker are required by GAAP to be included in the consolidated financial statements of Haymaker.

(c) Haymaker does not have any liabilities or obligations of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Haymaker’s business.

(d) Haymaker is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market.

SECTION 4.08 Absence of Certain Changes or Events. Since December 31, 2019, or as expressly contemplated by this Agreement, (a) Haymaker has conducted its business in the ordinary course and in a manner consistent with past practice, and (b) there has not been a Haymaker Material Adverse Effect.

SECTION 4.09 Absence of Litigation. There is no Action pending or, to the knowledge of the Haymaker, threatened against Haymaker, Parentco, Merger Sub I or Merger Sub II, or any property or asset of Haymaker, Parentco, Merger Sub I or Merger Sub II before any Governmental Authority. Neither Haymaker, Parentco, Merger Sub I or Merger Sub II nor any of their respective material properties or assets is subject to any continuing Order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Haymaker, continuing investigation by, any Governmental Authority, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 4.10 Board Approval; Vote Required.

(a) The Haymaker Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions, including the First Merger, are fair to and in the best interests of Haymaker and its stockholders, (ii) approved this Agreement and the Transactions, and (iii) recommended that the stockholders of Haymaker approve and adopt this Agreement, the First Merger, the other Transactions and the Amended and Restated Parentco Certificate of Incorporation as contemplated by this Agreement and directed that this Agreement, the Amended and Restated Parentco Certificate of Incorporation and the Transactions be submitted for consideration by the stockholders of Haymaker at the Haymaker Stockholders’ Meeting.

(b) The Parentco Board, by resolutions duly adopted by unanimous written consent or unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of Parentco and Haymaker, as the sole stockholder of Parentco, (ii) approved and adopted this Agreement and the Transactions and (iii) recommended the approval and adoption of this Agreement and the Transactions by Haymaker, as the sole stockholder of Parentco

(c) The board of directors of Merger Sub I, by resolutions duly adopted by unanimous written consent or unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has unanimously (i) approved and adopted this Agreement, the First Merger and the other Transactions and (ii) recommended the approval and adoption of this Agreement, the First Merger and the other Transactions by Parentco, as the sole stockholder of Merger Sub I.

(d) The board of directors of Merger Sub II has, by resolutions unanimously adopted thereby, approved this Agreement and the Transactions. The board of directors of Merger Sub II has (i) determined that this Agreement and the Transactions are advisable and in the best interests of Merger Sub II and its shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Second Surviving Company will be unable to fulfill the obligations of Merger Sub II to its creditors as a result of the Second Merger, (ii) approved this Agreement, the Second Merger and the other Transactions contemplated by this Agreement and (iii) resolved to recommend that, Parentco, the sole shareholder of Merger Sub II, approve this Agreement, the Second Merger and the other Transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained prior to or simultaneously with the execution of this Agreement).

SECTION 4.11 Taxes.

(a) Haymaker and each of its Subsidiaries: (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate and in compliance with all applicable Laws in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that Haymaker or any of its Subsidiaries are otherwise obligated to pay (whether or not such Taxes have been reported on any Tax Returns), except with respect to Taxes that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b) The charges, accruals and reserves with respect to Taxes on the financial statements of Haymaker and each of its Subsidiaries are adequate, were calculated in accordance with GAAP and were properly recorded in their books.

(c) Neither Haymaker nor any of its Subsidiaries has entered into a closing agreement that is currently in force pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to Haymaker or any of its Subsidiaries.

(d) Haymaker and each of its Subsidiaries have not requested or received a revenue ruling, private letter ruling, or other similar Tax ruling or arrangement or related correspondence from any Governmental Authority, including any application for or receipt of a Tax ruling or arrangement from any Governmental Authority on such entity’s behalf or on behalf of any of its shareholders, whether or not in connection with this Agreement or applied to for any Tax ruling with respect to Haymakers’ or its Subsidiaries’ Tax Returns.

(e) Neither Haymaker nor any of its Subsidiaries is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses).

(f) Each of Haymaker and its Subsidiaries has collected or withheld and paid to the appropriate Tax authority all material Taxes required to have been collected or withheld and paid in connection with amounts received from or paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable Law, rules and regulations relating to the collection, payment and withholding of Taxes, including all reporting and record keeping requirements related thereto.

(g) Neither Haymaker nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary United States federal, state, local or foreign income Tax Return (other than a group consisting only of Haymaker and/or its Subsidiaries).

(h) Neither Haymaker nor any of its Subsidiaries has any material liability for the Taxes of any person (other than Haymaker and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(i) Neither Haymaker nor any of its Subsidiaries has in place or has requested a ruling, transfer pricing agreement or similar agreement in respect of Taxes pending between Haymaker or any of its Subsidiaries and any Tax authority which will have any effect after the Closing Date.

(j) Neither Haymaker nor any of its Subsidiaries has made, nor is it or will it be required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method from a taxable period ending on or before the Closing Date or otherwise.

(k) Neither Haymaker nor any of its Subsidiaries has within the past three years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) Neither Haymaker nor any of its Subsidiaries is, or has been a party to a reportable transaction, as described in Section 6707A(c) and Treasury Regulations Section 1.6011-4(b)(2), or any corresponding or similar provision of state, local or non-United States Law.

(m) Neither Haymaker not any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (B) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (C) installment sale or open transaction disposition made on or prior to the Closing Date or (D) prepaid amount received on or prior to the Closing Date.

(n) There are no Tax Liens upon any assets of Haymaker or any of its Subsidiaries except for Permitted Liens.

(o) Each of Haymaker and its Subsidiaries has not taken or agreed to take any action, and does not intend or plan to take any action, or have knowledge of any agreement, plan or intention to take any action, including any distribution of cash or other property, that is reasonably likely to prevent the First Merger and the Second Merger, taken together, from qualifying as an exchange described in Section 351 of the Code.

(p) Each of Haymaker and its Subsidiaries is and has always been tax resident solely in the countries of its incorporation. Neither Haymaker nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which such entity is incorporate or organized.

(q) At all times through and including the consummation of the First Merger, Merger Sub I is wholly-owned by Parentco and does not have any other shareholders or owners. For United States federal Tax purposes Merger Sub I is classified as an association (and thus as a corporation) pursuant to Treasury Regulations Sections 301.7701-2 and 301.7701-3, and such classification shall remain in effect at all times through and including the consummation of the First Merger. At all times through the consummation of the Second Merger, Merger Sub II is wholly-owned by Parentco and does not have any other shareholders or owners. For United States federal Tax purposes Merger Sub II is classified as an association (and thus a corporation) pursuant to Treasury Regulations Sections 301.7701-2 and 301.7701-3, and such classification shall remain in effect at all times through the consummation of the Second Merger. Except for Merger Sub I and Merger Sub II, Parentco does not have any Subsidiaries. Except for Parentco, Merger Sub I and Merger Sub II, Haymaker does not have any Subsidiaries.

(r) Since December 31, 2019 and until the Closing Date, there has not been any material change, amendment or revocation of any Tax election, material amendment to a Tax Return, a request for or surrender of a right to claim a material Tax refund, or material change of any method of Tax accounting, by Haymaker or any of its Subsidiaries.

(s) Haymaker has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Notwithstanding anything in this Agreement to the contrary, Haymaker makes no representations or warranties regarding the amount, value or condition of, or any limitations on, any Tax Attribute of Haymaker and its Subsidiaries arising on or before the Closing Date or the ability of any Person to utilize such Tax Attributes after the Closing.

SECTION 4.12 No Other Activities. Each of Parentco, Merger Sub I and Merger Sub II (a) were formed solely for the purpose of the Transactions, (b) have not conducted any business or engaged in any activities other than those directly related to the Transactions, (c) have no liabilities other than those incurred in connection with the Transactions, this Agreement, or any other Transaction Documents, and (d) are not a party to any Contract other than their respective Organizational Documents and the other Transaction Documents to which it is a party.

SECTION 4.13 Brokers. Except as set forth on Section 4.13 of the Haymaker Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Haymaker, Parentco, Merger Sub I or Merger Sub II.

SECTION 4.14 Trust Account. There is at least $404,986,790 (less, as of the Closing, payments required to be paid to Redeeming Stockholders) invested in the Trust Fund, pursuant to the Investment Management Trust Agreement, dated as of June 6, 2019, between Continental Stock Transfer & Trust Company (“SPAC Trustee”) and Haymaker (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Haymaker SEC Reports to be inaccurate in any material respect and/or that would entitle any person (other than (i) stockholders of Haymaker holding shares of Haymaker Class A Common Stock sold in Haymaker’s initial public offering who shall have elected to redeem their shares of Haymaker Class A Common Stock pursuant to the Organizational Documents of Haymaker and the Trust Agreement and (ii) the payment of deferred underwriting commissions upon Closing) to any portion of the proceeds in the Trust Fund. Prior to the Closing, none of the funds held in the Trust Fund may be released except in accordance with the Trust Agreement and Haymaker’s Organizational Documents. Amounts in the Trust Fund are invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Haymaker has performed all material obligations required to be performed by it under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of Haymaker, no event has occurred which, with due notice or lapse of time or both, would constitute a default thereunder. There are no claims or proceedings pending with respect to the Trust Fund. Haymaker has not released any money from the Trust Fund (other than interest income earned on the principal held in the Trust Fund as permitted by the Trust Agreement). As of the First Effective Time, the obligations of Haymaker to dissolve or liquidate pursuant to Haymaker’s Organizational Documents shall terminate, and as of the First Effective Time, Haymaker shall have no obligation whatsoever pursuant to Haymaker’s Organizational Documents to dissolve and liquidate the assets of Haymaker by reason of the consummation of the Transactions, and following the First Effective Time, no Haymaker stockholder shall be entitled to receive any amount from the Trust Fund except to the extent such Haymaker stockholder is a Redeeming Stockholder. Haymaker has no reason to believe that, as of the First Effective Time, any of the conditions to the use of funds in the Trust Fund will not be satisfied or funds available in the Trust Fund will not be available to Haymaker on the Closing Date, other than with respect to funds required to satisfy any redemption payments owed to Redeeming Stockholders.

SECTION 4.15 Employees. None of Haymaker, Parentco, Merger Sub I or Merger Sub II has ever had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Haymaker’s officers and directors in connection with activities on Haymaker’s behalf, none of Haymaker, Parentco, Merger Sub I or Merger Sub II has any unsatisfied liability with respect to any employee.

SECTION 4.16 Liabilities; Transaction Expenses.

(a) As of the date of this Agreement, except for liabilities incurred in connection with the Transactions, this Agreement and any other Transaction Documents, or reflected in the latest balance sheet included in the Haymaker SEC Reports, none of Haymaker, Parentco, Merger Sub I or Merger Sub II has any indebtedness, debts or other liabilities, commitments or obligations, whether asserted or unasserted, billed or unbilled, known or unknown, absolute or contingent or matured or unmatured, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

(b) Section 4.16(b) of the Haymaker Disclosure Schedule sets forth Haymaker’s good faith estimate, as of the date of this Agreement, of the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses expected to be incurred by Haymaker, as of the Closing, incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents and the Transactions.

SECTION 4.17 Listing. The issued and outstanding shares of Haymaker Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq Stock Market. There is no Action pending or threatened in writing against Haymaker by Nasdaq Stock Market or the SEC with respect to any intention by such entity to deregister the Haymaker Class A Common Stock or prohibit or terminate the listing of Haymaker Class A Common Stock on Nasdaq Stock Market. Except as contemplated by the Transaction Documents, neither Haymaker nor any of its Representatives has taken any action that is designed to terminate the registration of Haymaker Class A Common Stock under the Exchange Act.

SECTION 4.18 Affiliate Transactions. Other than (a) for payment of salary and benefits for services rendered, (b) reimbursement for expenses incurred on behalf of Haymaker, or (c) with respect to any person’s ownership of equity interests of Haymaker, there are no Contracts between Haymaker, Parentco, Merger Sub I or Merger Sub II, on the one hand, and, on the other hand, any (i) any present or former manager, employee, officer or director of Haymaker, Parentco, Merger Sub I or Merger Sub II, or (ii) any record or beneficial owner of the outstanding equity interests of the Sponsor.

SECTION 4.19 NO OTHER REPRESENTATIONS OR WARRANTIES.

(a) NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY OR OTHERWISE CONTAINED IN THE HAYMAKER DISCLOSURE SCHEDULES, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY HAYMAKER, PARENTCO, MERGER SUB I OR MERGER SUB II IN THIS ARTICLE IV, NONE OF HAYMAKER, PARENTCO, MERGER SUB I, MERGER SUB II OR ANY AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO HAYMAKER, PARENTCO, MERGER SUB I, MERGER SUB II OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY HAYMAKER, PARENTCO, MERGER SUB I AND MERGER SUB II IN THIS ARTICLE IV, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY HAYMAKER, PARENTCO, MERGER SUB I AND MERGER SUB II.

(b) WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NONE OF HAYMAKER, PARENTCO, MERGER SUB I OR MERGER SUB II NOR THEIR RESPECTIVE AFFILIATES, NOR ANY

REPRESENTATIVE OF THE FOREGOING, HAS MADE, AND NONE OF THEM SHALL BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES IN THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF HAYMAKER, PARENTCO, MERGER SUB I OR MERGER SUB II THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY, INCLUDING DUE DILIGENCE MATERIALS, OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF HAYMAKER, PARENTCO, MERGER SUB I OR MERGER SUB II BY THE MANAGEMENT OF HAYMAKER, PARENTCO, MERGER SUB I OR MERGER SUB II OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY HAYMAKER, PARENTCO, MERGER SUB I OR MERGER SUB II AND THEIR REPRESENTATIVES, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF HAYMAKER, PARENTCO, MERGER SUB I OR MERGER SUB II, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE SECOND EFFECTIVE TIME

SECTION 5.01 Conduct of Business by Haymaker, Parentco, Merger Sub I or Merger Sub II Pending the First Effective Time.

(a) From and after the date of this Agreement until the First Effective Time or the earlier termination of this Agreement in accordance with its terms, except (A) as expressly contemplated by this Agreement or any other Transaction Document, (B) as required by applicable Law, or (C) as consented to in writing by the Company (such consent not to be unreasonably conditioned, withheld or delayed): (i) Haymaker, shall conduct its business, in the ordinary course of business and in a manner consistent with past practice, (ii) Parentco, Merger Sub I and Merger Sub II shall not engage in any activities of any nature except as provided in or contemplated by this Agreement or any other Transaction Document and (iii) Haymaker shall not, and shall cause its Subsidiaries not to, directly or indirectly (a) incur or suffer any indebtedness, debts or other liabilities, commitments and obligations, except any fees and expenses incurred in connection with this Agreement, any other Transaction Document, or consummating the Transactions; or (b) take any action that would violate Section 5.02(b) if such actions were taken by the Company or any Company Subsidiary.

(b) Notwithstanding the foregoing, Parentco may issue up to $100,000,000 in shares of Parentco Common Stock in a private placement pursuant to subscription agreements in a customary form agreed to by Parentco and the Company (the “Private Placement”), provided that the price per share of Parentco Common Stock is equal to or greater than $10.00 per share. For the avoidance of doubt, neither Haymaker, Parentco nor any of their respective Affiliates or Representatives shall enter into any Contract with respect to the Private Placement without the Company’s prior written consent, which may be granted or withheld in the Company’s sole discretion.

SECTION 5.02 Conduct of Business by the Company Pending the Second Effective Time.

(a) The Company agrees that, from and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, except as expressly contemplated by any other provision of this Agreement, any other Transaction Document, as required by Law (including COVID-19 Measures) or any Governmental Authority, or as set forth in Section 5.02 of the Company Disclosure Schedule, unless Haymaker shall otherwise consent in writing (such consent not to be unreasonably conditioned, withheld or delayed), (i) the businesses of the Company and the Company Subsidiaries shall be conducted in, and the Company and the Company Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; provided that, in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19 or legal requirements related to COVID-19, the Company and the Company Subsidiaries shall not be deemed to be acting outside of the ordinary course of business, so long as such actions or omissions are reasonably designed to protect the health or welfare of the Company’s employees, directors, officers or agents or to meet legal requirements and (ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees and key consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with material customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations.

(b) Except as expressly contemplated by any other provision of this Agreement or any other Transaction Documents, as required by Law (including COVID-19 Measures) or any Governmental Authority, or as set forth in Section 5.02 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Second Effective Time or the earlier termination of this Agreement in accordance with Section 8.01, directly or indirectly, take any of the following without the prior written consent of Haymaker (such consent not to be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change its Organizational Documents;

(ii) issue, sell, pledge, dispose of, transfer, grant or encumber, or authorize the issuance, sale, pledge, disposition, transfer, grant or encumbrance of, any equity or voting interests of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any equity or voting interests, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary;

(iii) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its membership interests or capital stock, other than (A) tax distributions from GPM Investments to its members in accordance with its Organizational Documents, (B) distributions by GPM Petroleum LP to its limited partners and general partner and (C) payments made by GPM Investments to the Company under existing Contracts, in each case as described in Section 5.02(b)(iii) of the Company Disclosure Schedule;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity interests or debt securities;

(v) sell, pledge, dispose of, transfer, abandon, allow to lapse, dedicate to the public, lease, license, mortgage, grant any Lien (other than Permitted Liens) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights of the Company or any of its Subsidiaries having a fair market value in excess of $2,000,000 in the aggregate, except (A) sales in the ordinary course of business, including sales of low-EBITDA stores and dealerizations of stores (B) transfers solely among the Company and the Company Subsidiaries, (C) disposition of obsolete tangible assets or expired or stale inventory, (D) with respect to leases, licenses or other similar grants of real property, any grant, amendment, extension, modification, renewal or non-renewal in the ordinary course of business, or (E) non-exclusive licenses of Intellectual Property to customers or suppliers in their capacities as such in the ordinary course of business;

(vi) forgive any loans or advances to any officers, employees or directors of the Company or its Subsidiaries, or any of their respective Affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise, except in the ordinary course of business;

(vii) redeem, pay, discharge or satisfy any indebtedness that has a material repayment cost, “make whole” amount or prepayment penalty (other than indebtedness incurred by the Company or its Subsidiaries and owed to the Company or its Subsidiaries), except as required by the terms of any Contract existing as of the date hereof;

(viii) acquire (including, without limitation, by merger, consolidation, or acquisition of equity or assets or any other business combination) any corporation, limited liability company, partnership, joint venture, other business organization or any division thereof or any material amount of assets for consideration in excess of $20,000,000 for any such acquisition or group of related acquisitions;

(ix) incur any indebtedness for borrowed money or issue or sell any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets, except for (A) borrowings under existing credit facilities or (B) loans to acquire real estate in an amount not exceeding $1,000,000 individually or $3,000,000 in the aggregate;

(x) discontinue any material line of business;

(xi) liquidate, dissolve, or reorganize;

(xii) (A) other than as required by Law, the terms of a written employment agreement or routine raises in the ordinary course of business consistent with past practice, increase the annual level of base compensation, wages, bonuses, incentive compensation, pension, severance or termination pay or any other compensation or benefits, payable or to become payable to any current or former director, officer, employee or independent contractor of the Company or any of the Company Subsidiaries, (B) hire any individual to be employed by the Company or any of the Company Subsidiaries or with annual base salary and/or guaranteed compensation in excess of $250,000, other than those for whom an offer of employment has already been extended prior to the date hereof; (C) enter into any new employment, loan, retention, consulting, indemnification, change-in-control, termination or similar agreement or contract with, or amend the terms of existing agreements or contracts with any current director, officer or employee with an annual base salary or guaranteed compensation in excess of $250,000, or any independent contractor with either annualized compensation or the total value of the contract is in excess of $250,000, of any of the Company and the Company Subsidiaries; or (D) except to the extent required pursuant to any Company Employee Benefit Plan or Labor Agreement as in effect on the date of this Agreement, establish, adopt, enter into any new, amend, terminate, or take any action to accelerate rights under, any Company Employee Benefit Plan or plan, program, policy, practice, agreement or arrangement that would be a Company Employee Benefit Plan if it had been in effect on the date of this Agreement (except that the Company and its Subsidiaries may enter into offer letters and employment agreements with newly hired employees in the ordinary course of business in compliance with clause (B) hereof);

(xiii) (A) terminate, materially amend or modify, or waive any material rights under, any Material Contract or material Real Property Lease or (B) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, in each case other than in the ordinary course of business (including letting Material Contracts and material Real Property Leases expire or be replaced in the ordinary course of business consistent with past practice and purchasing real estate pursuant to a right of first refusal or right of first offer contained in Real Property Leases for an amount not exceeding $1,000,000 individually or $3,000,000 in the aggregate);

(xiv) terminate, cancel or let lapse, in each case voluntarily, a material existing insurance policy covering the Company and its Subsidiaries and their respective properties, assets and businesses, unless substantially concurrently with such termination, cancellation or lapse, replacement policies underwritten by reputable insurance companies providing coverage at least substantially equal in all material respects to the coverage under the terminated, canceled or lapsed policies, as applicable, are entered into;

(xv) amend, modify or extend, in each case in any material respect, any existing Labor Agreement, or enter into any new agreement or arrangement that would be a Labor Agreement if it had been in effect on the date of this Agreement, except (A) as required by Law or as required pursuant to an applicable Contract in effect as of the date of this Agreement or (B) where such actions are made in the ordinary course of business on terms that do not impose any additional material obligations;

(xvi) make any material change to its methods of financial accounting, except as required by IFRS or GAAP (or any interpretation thereof) or a Governmental Authority or quasi-Governmental Authority;

(xvii) without the consent of Haymaker, which consent shall not be unreasonably withheld, conditioned or delayed, (A) change any material aspect of its method of Tax accounting, (B) file any material amendment to a material Tax Return, (C) settle or compromise any audit or proceeding with respect to material Tax matters, or (D) surrender any right to claim a material Tax refund;

(xviii) merge or consolidate the Company or any of its Subsidiaries with any person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than solely among Subsidiaries of the Company and so long as such transaction would not be adverse in any material respect to Haymaker, Parentco, Merger Sub I or Merger Sub II and would not reasonably be expected to prevent, impede or delay the consummation of any of the First Merger, Second Merger or the other Transactions;

(xix) commit or authorize any capital commitment or capital expenditure (or series of capital commitments or capital expenditures), other than capital expenditures contemplated by the Company and the Company Subsidiaries’ capital expenditure budget delivered to Haymaker on or prior to the date hereof and the purchase of real estate pursuant to a right of first refusal or right of first offer contained in a Real Property Leases for an amount not exceeding $1,000,000 individually or $3,000,000 in the aggregate;

(xx) enter into, engage in or amend any transaction or Contract with any Affiliates, or current or former director or officer of the Company or any of his or her immediate family member, or any holder of five percent (5%) or more of the outstanding Company Shares (“Related Party”) or any interested parties (in Hebrew: ‘Ba’aley Inyan’), except for transactions between the Company and its Subsidiaries on arm’s length terms;

(xxi) release, compromise, assign, settle or agree to settle any proceeding, disputes or claims other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by Parentco, Haymaker, First Surviving Company or any of their respective Subsidiaries) of an amount not greater than $1,000,000 in the aggregate; or

(xxii) enter into any binding agreement or otherwise make a binding commitment, to do any of the foregoing.

SECTION 5.03 Claims Against Trust Fund.

(a) The Company understands that, except for a portion of the interest earned on the amounts held in the trust fund established by Haymaker for the benefit of its stockholders (the “Trust Fund”), Haymaker may disburse or cause to be disbursed monies from the Trust Fund only: (i) to Redeeming Stockholders who exercise their Redemption Rights or in the event of the dissolution and liquidation of Haymaker; (ii) to Haymaker (less Haymaker’s deferred underwriting compensation only) after Haymaker consummates a business combination; or (iii) as consideration to the sellers of a target business with which Haymaker completes a business combination.

(b) The Company agrees that, notwithstanding any other provision contained in this Agreement or any other Transaction Document, the Company does not now have, and shall not at any time prior to the First Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and Haymaker on the other hand, this Agreement, any other Transaction Document, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 5.03(b) as the “Claims”). Notwithstanding any other provision contained in this Agreement or any other Transaction Document, the Company hereby irrevocably waives any Claim it may have, now or in the future (in each case, however, prior to the First Effective Time), and will not seek recourse against the Trust Fund (including any distributions therefrom) for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit or limit the Company from (i) pursuing a claim against Haymaker or the stockholders of Haymaker pursuant to Section 9.06 of this Agreement for specific performance or other equitable relief (but not any monetary relief) in connection with the Transactions or (ii) pursuing any claims that the Company may have against Haymaker’s assets or funds that are not held in the Trust Fund. In the event that the Company commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Haymaker or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Fund (including any distribution therefrom) or Haymaker’s public shareholders, whether in the form of money damages or injunctive relief, Haymaker and its Representatives, as applicable, shall be entitled to recover from the Company the associated legal fees and costs in connection with any such action, in the event Haymaker or its Representatives, as applicable, prevails in such action or proceeding.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable, after the date of this Agreement (i) Haymaker shall prepare and file with the SEC the proxy statement/prospectus (as amended or supplemented from time to time, the “Haymaker Proxy Statement/Prospectus”) to be sent to the stockholders of Haymaker soliciting proxies from such stockholders to obtain the Haymaker Stockholder Approval at the meeting of Haymaker’s stockholders (the “Haymaker Stockholders’ Meeting”) and (ii) Parentco and Haymaker shall prepare and file with the SEC a registration statement on Form S-4 or such other applicable form (as amended or supplemented from time to time, the “Registration Statement”), in which the Haymaker Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parentco Common Stock issuable in connection with the Transactions. The Company shall furnish all information concerning the Company, as Haymaker or Parentco may reasonably request in connection with such actions and the preparation, filing and distribution of the Haymaker Proxy Statement/Prospectus and Registration Statement. Haymaker, Parentco and the Company each shall use their reasonable best efforts to cause the Haymaker Proxy Statement/Prospectus and Registration Statement to become effective as promptly as practicable and to keep the Haymaker Proxy Statement/Prospectus and Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, Haymaker and Parentco shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of shares of Parentco Common Stock, in each case to be issued or issuable to the shareholders of the Company pursuant to this Agreement. As promptly as practicable after the Registration Statement is declared effective by the SEC, Haymaker shall use its reasonable commercial efforts to cause the Haymaker Proxy Statement/Prospectus to be mailed to its stockholders. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Haymaker Proxy Statement/Prospectus and Registration Statement prior to the filing thereof with the SEC and Haymaker and Parentco shall give reasonable consideration to any such comments. Haymaker and Parentco shall promptly notify the Company and its legal counsel upon the receipt of any comments received by Haymaker or Parentco or their legal counsel from the SEC or its staff with respect to the Haymaker Proxy Statement/Prospectus and Registration Statement, or any request from the SEC for amendments or supplements to the Haymaker Proxy Statement/Prospectus or Registration Statement, and shall promptly provide the Company and its legal counsel with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, or, if not in writing, a description of such communication. Haymaker and Parentco shall give the Company and its legal counsel a reasonable opportunity to participate in preparing Haymaker’s or Parentco’s proposed response to comments received from the SEC or its staff and to promptly provide comments on any proposed response thereto, and Haymaker and Parentco shall give reasonable consideration to any such comments. Each of Haymaker, Parentco and the Company: (A) shall use its reasonable best efforts to respond promptly to any comments of the SEC or its staff with respect to the Haymaker Proxy Statement/Prospectus and Registration Statement; and (B) to the extent required by the applicable requirements of United States securities Laws and the rules and regulations of the SEC promulgated thereunder, shall use its reasonable best efforts to promptly correct any information provided by it for use in the Haymaker Proxy Statement/Prospectus and Registration Statement to the extent such information shall be or shall have become false or misleading in any material respect, and Haymaker and Parentco shall take all steps necessary to cause the Haymaker Proxy Statement/Prospectus and Registration Statement, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by the United States securities Laws and the rules and regulations of the SEC promulgated thereunder, to be disseminated to Haymaker’s or Parentco’s stockholders.

(b) No amendment or supplement to the Haymaker Proxy Statement/Prospectus or the Registration Statement will be made by Haymaker or Parentco, without the approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed). Haymaker/Parentco and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Haymaker Proxy Statement/Prospectus, the Registration Statement and/or the Company Proxy Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the shares of Parentco Common Stock to be issued or issuable to the shareholders of the Company in connection with this Agreement for offering or sale in any jurisdiction.

(c) No later than fourteen (14) days following the date of the approval of this Agreement by the Company Board, the Company shall prepare the proxy statement to be publicly filed with the ISA and TASE in order to obtain the Company Shareholder Approval at the Company Shareholders’ Meeting (as amended or supplemented from time to time, the “Company Proxy Statement”). Haymaker shall furnish all information concerning Haymaker, Parentco, Merger Sub I and Merger Sub II, as the Company may reasonably request in connection with the preparation and distribution of the Company Proxy Statement and any other Company Reporting Documents filed or required to be filed in connection with the Transactions and their consummation. Haymaker and its legal counsel shall be given reasonable opportunity to review and comment on the Company Proxy Statement and/or any other Company Reporting Documents filed or required to be filed in connection with the Transactions and their consummation, prior to the filing thereof with the ISA and/or TASE and the Company shall give reasonable consideration to any such comments.

(d) No amendment or supplement to the Company Proxy Statement and any other Company Reporting Documents filed or required to be filed in connection with the Transactions and their consummation will be made by the Company without the approval of Haymaker (such approval not to be unreasonably withheld, conditioned or delayed). Haymaker/Parentco and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Company Proxy Statement or any other Company Reporting Documents filed or required to be filed in connection with the Transactions and their consummation has been filed.

(e) Without derogating the foregoing, the Company shall not enter into any discussion with ISA, TASE, ITA or any other Governmental Authority with respect to the Transactions and their consummation, including with respect to the Company Proxy Statement and any other Company Reporting Documents filed or required to be filed in connection therewith without giving Haymaker and its legal counsel a reasonable opportunity to participate in such discussions. The Company shall promptly provide Haymaker and its legal counsel with copies of all written correspondence between the Company and its Representatives, on the one hand, and the ISA, TASE, ITA or any other Governmental Authority on the other hand with respect to the Transactions and their consummation, or, if not in writing, a description of such communication.

(f) Haymaker represents that the information supplied by Haymaker for inclusion in the Registration Statement, the Haymaker Proxy Statement/Prospectus and the Company Proxy Statement and any other Company Reporting Documents filed or required to be filed in connection with the Transactions and their consummation shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Haymaker Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Haymaker, (iii) the time the Company Proxy Statement (or any amendment thereof or supplement thereto) or any other Company Reporting Documents filed or required to be filed in connection with the Transactions and their consummation is first filed with TASE and ISA, (iv) the time of the Haymaker Stockholders’ Meeting or the Company Shareholders’ Meeting and (v) the First Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the First Effective Time, any event or circumstance should be discovered by Haymaker which is required to be set forth in an amendment or a supplement to the Registration Statement or the Haymaker Proxy Statement/Prospectus by the applicable requirements of the Securities Act and the rules and regulations thereunder or the Exchange Act and the rules and regulations thereunder, Haymaker shall promptly inform the Company. All documents that Haymaker or Parentco are responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(g) The Company represents that the information supplied by the Company for inclusion in the Registration Statement, the Haymaker Proxy Statement/Prospectus and the Company Proxy Statement and any other Company Reporting Documents filed or required to be filed in connection with the Transactions and their consummation shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Haymaker Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) or any other Company Reporting Documents filed or required to be filed in connection with the Transactions and their consummation is first mailed to the stockholders of Haymaker, (iii) the time the Company Proxy Statement or any other Company Reporting Document (or any amendment thereof or supplement thereto) is first filed with TASE and ISA, (iv) the time of the Haymaker Stockholders’ Meeting or the Company Shareholders’ Meeting and (v) the First Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the First Effective Time, any event or circumstance, should be discovered by the Company which is required to be set forth in an amendment or a supplement to the Registration Statement or the Haymaker Proxy Statement/Prospectus by the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder, or an amendment or a supplement to the Company Proxy Statement by the applicable requirements of the ISL, the Company shall promptly inform Haymaker. All documents that the Company is responsible for filing with the TASE or ISA in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the ISL, and any rules and regulations of the TASE, as applicable.

SECTION 6.02 Haymaker Stockholders’ Meetings; Company Shareholders’ Meeting.

(a) Haymaker shall, as promptly as practicable, establish a record date for, duly call, give notice of, convene and hold the Haymaker Stockholders’ Meeting for the purpose of voting upon (i) the approval and adoption of this Agreement, the First Merger and the other Transactions; (ii) any other proposals Haymaker shall deem necessary to effectuate the Transactions; and (iii) a proposal to adjourn the Haymaker Stockholders’ Meeting, as necessary, to solicit additional proxies if there are not sufficient votes at the time of the Haymaker Stockholders’ Meeting to approve the foregoing proposals (the “Haymaker Stockholder Approval”), and Haymaker shall hold the Haymaker Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective, but no later than fourteen (14) days prior to the Election Deadline, unless otherwise agreed by the parties hereto. Haymaker shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of the Haymaker Stockholder Approval and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders with respect to the Haymaker Stockholder Approval. Haymaker covenants that none of the Haymaker Board or any committee thereof shall withdraw or modify, or propose publicly or by formal action of the Haymaker Board to withdraw or modify, in a manner adverse to the Company, the Haymaker Board Recommendation or any other recommendation by the Haymaker Board of the proposals set forth in the Haymaker Proxy Statement/Prospectus and the Haymaker Proxy Statement/Prospectus shall include the recommendation of the Haymaker Board to the stockholders of Haymaker in favor of the proposals set forth in the Haymaker Proxy Statement/Prospectus, including the Haymaker Board Recommendation.

(b) Unless there has been a Company Adverse Approval Change in accordance with Section 6.06(a), the Company shall, as promptly as practicable, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Company Shareholders (together with any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) for the purpose of voting upon: (i) the approval and adoption of this Agreement, the Second Merger and the other Transactions; (ii) any other proposals the Company shall deem necessary to effectuate the Transactions; (iii) to the extent required under Israeli Law, a proposal to approve the D&O Tail Policy (which shall not be a condition to effectuate the Transactions); and (iv) a proposal to adjourn the Company Shareholders’ Meeting, as necessary, to solicit additional proxies if there are not sufficient votes at the time of the Company Shareholders’ Meeting to approve the foregoing proposals as set forth in (i) and (ii) (the “Company Shareholder Approval”). The Company shall hold the Company Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective. If the Company Board has not made a Company Adverse Approval Change in accordance with Section 6.06(a), the Company shall include such Company Board Approval in the Company Proxy Statement, and use its reasonable best efforts to (I) solicit from its shareholders proxies in favor of the approval of this Agreement, the Second Merger and the other Transactions in accordance with Israeli Law and (II) otherwise seek to obtain the Company Shareholder Approval at the Company Shareholders’ Meeting. If there has been a Company Adverse Approval Change in accordance with Section 6.06(a), then the Company shall not be required to call, give notice of, convene or hold a special meeting of the Company Shareholders in accordance with this Section  6.02(b).

SECTION 6.03 Merger Proposal; Second Certificate of Merger. Subject to the ICL and the regulations promulgated thereunder, as soon as reasonably practicable following the date of this Agreement, the Company and Merger Sub II shall (and Haymaker and Parentco shall cause Merger Sub II to), as applicable, take the following actions within the timeframes set forth in this Section 6.03; provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.03 accordingly): (i) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) with respect to the Second Merger in a form reasonably acceptable to the parties hereto (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (ii) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders’ Meeting, (iii) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal are delivered to the Companies Registrar, (iv) (A) publish a notice to its creditors, stating that the Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub II’s registered office, as applicable, and at such other locations as the Company or Merger Sub II, as applicable, may determine, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar and (y) in a popular newspaper outside of Israel as may be required by applicable Law; and (B) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub II, as applicable, is aware of, in which it shall state that the Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A), (v) promptly after the Company and Merger Sub II, as applicable, shall have complied with the preceding clauses (iii) and (iv) of this Section 6.03, but in any event no more than three (3) days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval, and (vii) in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the Second Merger effective and issue the Second Certificate of Merger upon such date, that in no event shall be prior to the lapse of fifty (50) days from the filing of the Merger Proposal with the Companies Registrar and thirty (30) days from the date the Company Shareholder Approval is received, as the Company, Haymaker, Parentco and Merger Sub II shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Second Merger shall be declared effective and the Second Certificate of Merger shall be issued on the Closing Date. For purposes of this Section 6.03, “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

SECTION 6.04 Haymaker, Parentco, Merger Sub I and Merger Sub II Shareholder Approval. Immediately following the execution of this Agreement, Haymaker shall approve and adopt this Agreement, the Amended and Restated Parentco Certificate of Incorporation and the Transactions, as the sole stockholder of Parentco. Immediately following the execution of this Agreement, Parentco shall approve and adopt this Agreement, the First Merger and the other Transactions, in its capacity as the sole shareholder of Merger Sub I. No later than the date of the Company Shareholder Approval, Parentco shall approve and adopt this Agreement, the Second Merger and the other Transactions, in its capacity as the sole shareholder of Merger Sub II. No later than three (3) days after the date of such approval, Merger Sub II shall (in accordance with Section  317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approvals.

SECTION 6.05 Access to Information; Confidentiality.

(a) From the date of this Agreement until the Second Effective Time, the Company and Haymaker shall (and shall cause their respective Subsidiaries to): (i) provide to the other party (and the other party’s officers, managers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request; provided, however, that (A) the Company and Haymaker and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the other party; and (B) nothing herein shall require the Company and Haymaker to provide access to, or to disclose any information to, the other party or any of its Representatives if such access or disclosure, in the good faith reasonable belief of such party, (x) would waive any legal privilege or (y) would be in violation of applicable Laws or regulations of any Governmental Authority or the provisions of any agreement to which such party is a party (taking into account the confidential nature of the disclosure); provided, that, in each case, the Company and Haymaker shall use their respective reasonable best efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without violating such privilege, contract or Law.

(b) All information obtained by the parties pursuant to this Section 6.05 shall be kept confidential in accordance with the confidentiality agreement, dated June 12, 2020 (the “Confidentiality Agreement”), between Haymaker and the Company.

(c) No investigation pursuant to this Section 6.05 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(d) Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to its Representatives, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure.

SECTION 6.06 No Solicitation.

(a) Company Non-Solicitation.

(i) From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 8.01, except as provided in this Section 6.06(a), (A) the Company shall, and shall cause the Company Subsidiaries and its and their respective officers and directors to, immediately cease, and shall instruct and cause its and their respective other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to any Company Acquisition Proposal, (B) the Company shall not, and shall cause the Company Subsidiaries and its and their respective officers and directors not to, and shall instruct and cause its other Representatives not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making or submission of, a Company Acquisition Proposal, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of the Company or any of the Company Subsidiaries to, any Person (other than Haymaker or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (3) amend or grant any waiver or release under any standstill or similar agreement (except that if the Company Board determines in good faith that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under Israeli Law, the Company may waive any such standstill provision in order to permit a third party to make and pursue a Company Acquisition Proposal) (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action, (C) the Company shall not provide any third party and shall on the date of this Agreement, terminate access of any third party who has made or indicated an interest in making a Company Acquisition Proposal to any data room (virtual or actual) containing any nonpublic information of the Company or any of the Company Subsidiaries and (D) within two (2) Business Days of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal with the Company or any of the Company Subsidiaries.

(ii) Notwithstanding Section 6.06(a)(i), at any time prior to obtaining the Company Shareholder Approval (and in no event after receipt of the Company Shareholder Approval), if the Company receives a bona fide Company Acquisition Proposal from a third party made after the date of this Agreement that did not result from a material breach of Section 6.06(a)(i) (it being understood that any breach of Section 6.06(a)(i) that results in a third party (or any of its Representatives) making a Company Acquisition Proposal shall be deemed to be a material breach), then the Company may (A) contact the Person or any of its Representatives who has made such Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal, (B) afford access to, or furnish information concerning, itself and its business, properties or assets, or provide access to a data room (virtual or actual) to such Person or any of its Representatives pursuant to a confidentiality agreement (which the Company and its Representatives shall be permitted to negotiate) with confidentiality terms that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality Agreement and (C) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Company Acquisition Proposal, in the case of clauses (B) and (C), only if the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Company Superior Proposal. The Company shall (1) promptly (and in any case within twenty-four (24) hours) provide Haymaker notice of (a) the receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, draft agreements relating to, and/or other written materials that describe any such Company Acquisition Proposal, and (b) any inquiries, proposals or offers by third parties received by, any requests by third parties for nonpublic information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) by third parties with, the Company or any of its Representatives concerning a Company Acquisition Proposal, and disclose the material terms of such offer, proposal or request, (2) make available to Haymaker, substantially concurrently with the time it is provided or made available to such party, all material nonpublic information, including copies of all material written materials, made available by the Company to such party but not previously made available to Haymaker and (3) keep Haymaker informed on a reasonably prompt basis of the status and material events (including amendments and proposed amendments to any material terms) regarding any such Company Acquisition Proposal or other inquiry, offer, proposal or request, providing to Haymaker unredacted copies of any additional or revised written proposals or draft agreements relating to such Company Acquisition Proposal or other inquiry, offer, proposal or request. The Company agrees that it and the Company Subsidiaries will not enter into any agreement with any Person that prohibits the Company from providing any information to Haymaker in accordance with this Section 6.06(a).

(iii) Except as permitted by this Section 6.06(a) the Company Board shall not (A) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Board Approval, in each case in a manner adverse to Haymaker, (B) fail to include the Company Board Approval in the Company Proxy Statement, (C) adopt, approve, recommend, declare advisable or endorse a Company Acquisition Proposal, or publicly announce an intention to adopt, approve, recommend, declare advisable or endorse any Company Acquisition Proposal, or (D) adopt, authorize or approve any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, business combination agreement, or other similar agreement providing for any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 6.06(a)(ii)) (any action described in the foregoing clauses (A) through (D) of this sentence being referred to as a “Company Adverse Approval Change”).

(iv) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to the receipt of the Company Shareholder Approval (and in no event after receipt of the Company Shareholder Approval), the Company Board receives a Company Acquisition Proposal that did not result from a material breach of Section 6.06(a)(i) (it being understood that any breach of Section 6.06(a)(i) that results in a third party (or any of its Representatives) making a Company Acquisition Proposal shall be deemed to be a material breach), and that the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, constitutes a Company Superior Proposal, the Company Board may (A) effect a Company Adverse Approval Change or (B) cause the Company to terminate this Agreement pursuant to Section 8.01(i) in order to enter into a definitive agreement providing for such Company Superior Proposal if, in each case, (1) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Israeli Law, (2) the Company has notified Haymaker in writing at least four (4) Business Days before taking such action that it intends to effect a Company Adverse Approval Change pursuant to this Section 6.06(a)(iv) or terminate this Agreement pursuant to Section 8.01(i), (3) the Company’s notice delivered pursuant to the foregoing clause (2) attaches the proposed definitive agreement or the most current version of any proposed agreements, commitment letters, and other documentation (and schedules and exhibits thereto) between the Company and the Person making such Company Superior

Proposal, if any, or a reasonably detailed summary of all material terms of such Company Superior Proposal and the identity of the offeror, if no such agreement exists, (4) for a period of four (4) Business Days following the notice delivered pursuant to clause (2) of this Section 6.06(a)(iv), the Company and the Company’s relevant Representatives shall have discussed and negotiated in good faith (to the extent Haymaker desires to negotiate) with Haymaker and Haymaker’s relevant Representatives any proposed modifications to the terms and conditions of this Agreement in response to such Company Superior Proposal, and (5) no earlier than the end of such four (4) Business Day period, the Company Board shall have determined in good faith, after consultation with its outside financial advisor and outside legal counsel, and after taking into account any proposal by Haymaker to amend or modify the terms of this Agreement that the Company Acquisition Proposal that is the subject of the notice described in clause (2) above still constitutes a Company Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Company Superior Proposal, a new written notification from the Company to Haymaker consistent with that described clause (2) of this Section 6.06(a)(iv) shall be required and a new notice period under clause (2) of this Section 6.06(a)(iv) shall commence, during which notice period the Company shall be required to comply with the requirements of this Section 6.06(a)(iv) anew, except that such new notice period shall be for two (2) Business Days (as opposed to four (4) Business Days)).

(v) Notwithstanding anything in this Agreement to the contrary, other than in connection with a Company Superior Proposal (which shall be subject to Section 6.06(a)(iv) and shall not be subject to this Section 6.06(a)(v)), prior to obtaining the Company Shareholder Approval (and in no event after receipt of the Company Shareholder Approval), the Company Board may, in response to or as a result of a Company Intervening Event, take any action prohibited by clauses (A) or (B) of Section 6.06(a)(iii), if (A) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Israeli Law, (B) the Company has notified Haymaker in writing that it intends to effect such a Company Adverse Approval Change pursuant to this Section 6.06(a)(v) (which notice shall specify the facts and circumstances providing the basis of the Company Intervening Event in reasonable detail), (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 6.06(a)(v), the Company and the Company’s relevant Representatives shall have discussed and negotiated in good faith (to the extent Haymaker desires to negotiate) with Haymaker and Haymaker’s relevant Representatives any proposed modifications to the terms and conditions of this Agreement, and (D) no earlier than the end of such four (4) Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel, and after taking into account any proposal by Haymaker to amend or modify the terms of this Agreement irrevocably offered by Haymaker in writing, that the failure to take such action would still be inconsistent with its fiduciary duties under Israeli Law.

(vi) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (A) disclosing to its shareholders a position or opinion contemplated by Section 329 of the ICL or issuing a “stop, look and listen” or similar statement to its shareholders, or (B) making any disclosure to its shareholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under Israeli Law or would reasonably likely conflict with or violate any applicable Law or the rules or requirements of the TASE; provided, however, that (1) in no event shall this Section 6.06(a)(vi) affect or modify the definition of Company Adverse Approval Change and (2) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or by the ICL) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Approval Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed.

(vii) References in this Section 6.06(a) to the Company Board shall include any committee thereof.

(b) Haymaker Non-Solicitation.

(i) From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 8.01, (i) Haymaker shall, and shall cause Parentco, Merger Sub I and Merger Sub II and its and their respective officers and directors to, immediately cease, and shall instruct and cause its and their respective other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to a Haymaker Acquisition Proposal, (ii) Haymaker shall not, and shall cause Parentco, Merger Sub I and Merger Sub II and its and their respective officers and directors not to, and shall instruct and cause its other Representatives not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making or submission of a Haymaker Acquisition Proposal, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of Haymaker or Parentco, Merger Sub I and Merger Sub II to, any Person (other than the Company or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Haymaker Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussion), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of Haymaker, Parentco, Merger Sub I or Merger Sub II, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Haymaker Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Haymaker Acquisition Proposal, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action, and (iii) within two (2) Business Days of the date of this Agreement, Haymaker shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Haymaker Acquisition Proposal with Haymaker. Haymaker shall promptly notify the Company (and in any event within twenty-four (24) hours) of the receipt of any Haymaker Acquisition Proposal after the date hereof. Notwithstanding anything to the contrary contained herein, nothing in this Agreement (including this Section 6.06(b)) shall limit or restrict the ability of any Representative of Haymaker to take any action or engage in any activity in respect of, or on behalf of, any Person (including any current or future special purpose acquisition company) other than Haymaker or its Subsidiaries.

(ii) Notwithstanding the foregoing, Haymaker may undertake the Private Placement, without the consent of the Company, in accordance with Section 5.01(b).

SECTION 6.07 Employee Benefits Matters. The parties shall cooperate to establish the New Stock Incentive Plan to be effective in connection with the Closing, which shall provide for an aggregate share reserve thereunder (the “Equity Pool”) equal to ten percent (10%) of the shares of Parentco Common Stock on a Fully Diluted Basis. The New Stock Incentive Plan shall incorporate (by way of an Israeli appendix) the applicable provisions required pursuant to Section 102 of the Ordinance and Parentco and the Company shall cause such New Stock Incentive Plan to be filed with the ITA (together with any auxiliary documents related thereto) as required under the Ordinance, not later than the Closing. Subject to receipt of a ruling or other written approval from the ITA, the shares of Parentco Common Stock that will be issued as Merger Consideration to the holders of Shares issued in respect of the Company RSUs pursuant to Section 2.06 shall be governed upon the Closing by the New Stock Incentive Plan, including the Israeli appendix and, to the extent applicable, any ruling or other instructions from the ITA.

SECTION 6.08 Notification of Certain Matters. The Company shall give prompt notice to Haymaker, and Haymaker shall give prompt notice to the Company, of (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such third party is or may be required in connection with the Transactions or (b) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which could reasonably be expected to cause the conditions set forth in Article VII to not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.09 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) at the request of the other party hereto, execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the First Merger, the Second Merger and the other Transactions and (ii) use its reasonable best efforts to take promptly, or cause to be taken, all appropriate action, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, to satisfy the conditions to the obligations to consummate the First Merger and the Second Merger, to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the Transactions for the purpose of securing to the parties hereto the benefits contemplated by this Agreement, including, without limitation, using its reasonable best efforts to obtain all Permits, consents, waivers, approvals, authorizations, qualifications and Orders of Governmental Authorities and third parties as are necessary for the consummation of the Transactions and to fulfill the conditions to the First Merger and the Second Merger, including, (A) all necessary pre-Closing and post-Closing filing or notification requirements applicable under any state or federal alcoholic beverage control, lottery, tobacco Laws and regulations, including change in control approval requirements under Laws and (B) the third-party consents, approvals and authorizations as set forth on Section 7.01(g) of the Company Disclosure Schedule. If, at any time after the Second Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers, managers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b) In furtherance and not in limitation of Section 6.09(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable. The applicable filing fees with respect to any and all notifications required under the HSR Act in order to consummate the Transactions shall be paid by the Company. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act. Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws.

SECTION 6.10 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Haymaker and the Company. Thereafter, between the date of this Agreement and the Closing Date or the earlier termination of this Agreement in accordance with Section 8.01, unless otherwise required by applicable Law or the requirements of the Nasdaq Stock Market or TASE (in which case Haymaker and the Company shall each use their reasonable best efforts to consult with each other before making any required public statement or communication and coordinate such required public statement or communication with the other party, prior to announcement or issuance), no party to this Agreement shall make any other public statement or issue any other public communication regarding this Agreement or the Transactions without the prior written consent of Haymaker and the Company, in each case, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, each party hereto and its Affiliates may make internal announcements regarding this Agreement and the Transactions to their respective directors, officers, managers and employees without the consent of any other party hereto and may make public statements regarding this Agreement and the Transactions containing information or events already publicly known other than as a result of a breach of this Section 6.10 provided, further, that nothing in this Section 6.10 shall prohibit the Company or any of its Representatives from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent required to affect the Transactions.

SECTION 6.11 Stock Exchange Listings.

(a) Each of Haymaker and Parentco shall use its reasonable best efforts as promptly as practicable after the date of this Agreement, but in no event later than the Closing Date, to: (i) have Parentco satisfy all applicable initial and continuing listing requirements of the Nasdaq Stock Market, (ii) have the shares of Parentco Common Stock and Parentco Warrants approved for listing on the Nasdaq Stock Market, subject to official notice of issuance, and no later than a date coordinated in advance with TASE (A) take all actions necessary in order to list the shares of Parentco Common Stock on the TASE, effective as of the Closing Date, and (B) obtain the agreement of the TASE to list the shares of Parentco Common Stock to be issued in connection with the First Merger and the Second Merger on the TASE.

(b) The Company shall maintain its status as a “Reporting Corporation” (as such term is defined in the ICL and ISL, as applicable) with respect to the Class C Bonds outstanding as of the Second Effective Time, including (i) maintaining the listing of the Class C Bonds on the TASE and (ii) obtaining all required approvals for the foregoing or otherwise in connection with the Transactions, in each case to the extent required.

SECTION 6.12 Stock Exchange Delisting. Prior to the First Effective Time, the Company shall cooperate with Parentco and Haymaker and use its reasonable best efforts, in accordance with applicable rules and policies of the TASE, to facilitate delisting of the Company Shares from the TASE, as promptly as practicable after the Second Effective Time.

SECTION 6.13 Takeover Laws. If any takeover statute becomes or is deemed to become applicable to the Company or the First Merger, the Second Merger or the other Transactions, the Company, Haymaker, Parentco, Merger Sub I and Merger Sub II shall use their respective reasonable best efforts to take any and all actions within their respective control as are permitted under applicable Law and necessary to eliminate or, if it is not possible to eliminate, then to minimize the effects of such statutes on the foregoing.

SECTION 6.14 GPM Investments Equity Purchase. Haymaker shall consummate the transactions contemplated by the GPM EPA as of the Closing (upon the terms and subject to the conditions set forth in the GPM EPA). The Company shall use reasonable best efforts to cause the GPM Minority Investors to consummate the transactions contemplated by the GPM EPA as of the Closing (upon the terms and subject to the conditions set forth in the GPM EPA).

SECTION 6.15    Directors’ and Officers’ Indemnification.

(a) Parentco, Haymaker and the Company agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Second Effective Time now existing in favor of the current or former directors, managers, officers or employees of the Company or GPM Investments (in the case of employees, only such persons who are covered by the Company’s or GPM Investments’ (respectively) existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance as of the date hereof) (the “D&O Indemnified Parties”) as provided in the Organizational Documents of the Company or GPM Investments, respectively, or any indemnification Contract between such Person and the Company or GPM Investments, respectively (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Haymaker prior to, the date of this Agreement) shall survive the Second Merger and shall continue in full force and effect. For a period of seven (7) years from the Second Effective Time, Parentco, the Second Surviving Company and GPM Investments shall maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Organizational Documents of the Company or GPM Investments, respectively, as in effect immediately prior to the Second Effective Time with respect to acts or omissions occurring prior to the Second Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the final disposition of such action or final resolution of such claim.

(b) Notwithstanding anything to the contrary set forth in this Section 6.15 or elsewhere in this Agreement, without the prior written consent of the applicable D&O Indemnified Party, neither Parentco, Haymaker nor any of their Subsidiaries (including, after the Second Effective Time, the Second Surviving Company and any of its respective Subsidiaries) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification is sought by a D&O Indemnified Party under or as contemplated by this Agreement unless such settlement, compromise, consent or termination does not include any admission of wrongdoing by such D&O Indemnified Party and includes an unconditional release of such D&O Indemnified Party from all liability arising out of such claim, proceeding, investigation or inquiry.

(c) The Company may obtain and maintain prior to the Closing a fully-paid, non-cancellable “tail” insurance policy for a term of seven (7) years from the Closing Date in respect of the Company and GPM Investments (the “D&O Tail Policy”), with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s and GPM Investment’s respective existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Closing (including in connection with this Agreement and the Transactions). If a D&O Tail Policy is obtained, Parentco, the Second Surviving Company, and GPM Investments shall maintain the D&O Tail Policy in full force and effect, for its full term, and cause all obligations thereunder to be honored by Parentco, the Second Surviving Company, and GPM Investments. Parentco, the Second Surviving Company, and GPM Investments will instruct the insurer and broker that they may communicate directly with the D&O Indemnified Party(ies) regarding claims under the D&O Tail Policy, and Parentco, the Second Surviving Company, and GPM Investments will provide the D&O Indemnified Party(ies) a copy of all insurance policies and coverage correspondence relating to any proceeding involving any D&O Indemnified Party upon request.

(d) In the event Parentco, the Second Surviving Company, or GPM Investments or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then and in any such case proper provision shall be made so that the successors and assigns of Parentco, the Second Surviving Company, GPM Investments, or any of their respective successors or assigns, as the case may be, shall assume the obligations set forth in this Section 6.15.

(e) The D&O Indemnified Parties are express and intended third-party beneficiaries of the provisions of this Section 6.15 and shall be entitled to independently enforce the terms hereof as if they were each a party to this Agreement. The covenants contained in this Section 6.15 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, contract or otherwise.

SECTION 6.16 Certain Tax Matters.

(a) For United States federal income tax purposes, the First Merger, the Second Merger and the GPM EPA, taken together, are intended to be treated as an integrated transaction qualifying as an exchange described in Section 351 of the Code. From and after the date of this Agreement and until the Second Effective Time, each party hereto shall use its reasonable best efforts to cause the First Merger, the Second Merger and the GPM EPA to qualify, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken (in each case other than any action provided for or prohibited by this Agreement), which action or failure to act could reasonably be expected to prevent the First Merger, the Second Merger and the GPM EPA, taken together, from qualifying as an exchange described in Section 351 of the Code. Following the Second Effective Time, each party hereto shall not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken (in each case other than any action provided for or prohibited by this Agreement), which action or failure to act could reasonably be expected to cause the First Merger, the Second Merger and the GPM EPA, taken together, to fail to qualify as an exchange described in Section 351 of the Code. To the extent any party hereto has a United States federal income tax reporting obligation with respect to the First Merger, the Second Merger and the GPM EPA, such party shall report the First Merger, the Second Merger and the GPM EPA, taken together, as an exchange described in Section 351 of the Code unless otherwise required by Law, and comply with the requirements of Treasury Regulations Section 1.351-3.

(b) All Transfer Taxes incurred in connection with the Transactions shall be borne and paid by Haymaker.

SECTION 6.17 Tax Ruling.

(a) As soon as reasonably practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application or applications for a ruling or rulings (which shall be confirmed by Haymaker prior to its submission, such confirmation not to be unreasonably withheld, conditioned or delayed) to determine the Tax implications of the Transactions on the holders of Shares (A) (i) exempting the applicable Payor from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (ii) instructing such Payor how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied, (B) permitting to defer any applicable Israeli Tax with respect to the Stock Consideration that such holders of Shares will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such Share Consideration by the holders of Shares or such other date set forth in Section 104H of the Ordinance, and (C) (x) confirming that the treatment of the Company RSU and any Share allocated pursuant thereto in accordance with Section 2.06 shall not be regarded as a violation of Section 102 of the Ordinance so long as the Merger Consideration for the Company RSU is deposited with the

Company Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling); and (y) exempt Payor from any obligation to withhold Israeli Tax from any Merger Consideration payable or otherwise deliverable pursuant to this Agreement, or clarifies that no such obligation exists, or instructs Payor on how such withholding is to be executed, with respect to Company RSU and any Share allocated pursuant thereto from which Tax is to be withheld (if any), and the rate or rates of withholding to be applied (collectively the “Israeli Tax Ruling”).

(b) Without limiting the generality of the foregoing, each of the Company and Haymaker shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Ruling. The final text of the Israeli Tax Ruling shall be subject to the prior written confirmation of Haymaker or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Israeli Tax Ruling, as promptly as practicable. In the event that the Israeli Tax Ruling has not been received in accordance with the terms of this Section 6.17, Payor may make such payments and withhold any applicable Taxes in accordance with Article II.

SECTION 6.18 Transaction Litigation. Each party hereto shall promptly notify the other parties hereto of any shareholder demands or other shareholder Actions (including derivative claims) commenced against it, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement, any other Transaction Document or the Transactions or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep the other parties hereto informed regarding any Transaction Litigation. Each of the parties hereto shall reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, and each of the parties hereto shall give the other parties hereto the opportunity to consult with it regarding the defense and settlement of such Transaction Litigation, shall consider in good faith the advice of the other parties hereto with respect to such Transaction Litigation and shall give the other parties hereto the opportunity to participate in the defense and settlement of such Transaction Litigation; provided, that, notwithstanding the foregoing, in no event shall any party hereto or any of its Affiliates be required to incur any out-of-pocket costs or expenses in connection with any Transaction Litigation in which it or its Affiliates is not also a defendant.

SECTION 6.19 Company Cash Surplus. The Company may, in its sole discretion (i) pay (at, or promptly following, the Closing) the Company Cash Surplus as dividends to the Company Shareholders following receipt of all necessary approvals pursuant to Section 5.01 of the Company Disclosure Schedule (the “Authorized Company Dividend”) or (ii) provide written notice to Haymaker at least ten (10) Business Days prior to the Closing Date that each Company Shareholder shall receive, as additional Merger Consideration, a cash amount equal to such Company Shareholder’s pro rata portion of the Company Cash Surplus (based on the number of Shares held by such Company Shareholder as of the Second Effective Time), in which case, the Authorized Company Dividend shall not be paid. Such additional Merger Consideration shall not be subject to the Consideration Election pursuant to Article II. If the Company obtains the necessary approvals pursuant to Section 5.01 of the Company Disclosure Schedule and decides to pay the Authorized Company Dividend, at the Closing, Haymaker shall purchase from the Company and the Company shall transfer to Haymaker that certain debt of $25,000,000 and any accrued interest thereof owed by GPM Investments and certain of its Subsidiaries to the Company as evidenced by that certain Promissory Note. The purchase price for the transfer of such debt shall be the outstanding principal amount with all accrued interest, which will be payable by Haymaker to the Company at Closing. In the event of such a purchase, Haymaker and the Company shall enter into an agreement in a form mutually agreed upon by Haymaker and the Company to effect such purchase at Closing. Any such purchase shall be subject to withholding tax according to any applicable Law and may be exempt if presented with an applicable withholding tax certificate by the Company. For purposes of this section, a Services and Assets Certificate under the Income Tax Regulations (Withholding of Tax for Services and Assets), 5737-1977, provided that such certificate is valid at the date of such payment, will be considered a valid withholding tax certificate.

SECTION 6.20 First Surviving Company. From the date of the purchase of the equity interests of GPM Investments by Parentco and Parentco’s contribution of such equity interests to Haymaker pursuant to the GPM EPA, the First Surviving Company shall continue to own GPM Investments until such time as the Parentco Board determines otherwise.

SECTION 6.21 Class H Bonds. As promptly as practicable after the date hereof, the Company shall use its reasonable best efforts to, prior to the Closing, either (a) obtain the approval of the holders of the Class H Bonds as is required to amend the deed of trust of the Class H Bonds to provide that all outstanding Class H Bonds shall no longer be convertible into Company Shares or (b) take such other action as shall be designed to obtain such result. Notwithstanding anything to the contrary, except for the conversion of Class H Bonds into Company Shares in accordance with the existing terms governing the Class H Bonds, the Company shall not take any action, or permit any action to be taken, that would result in the Class H Bonds becoming convertible or exchangeable for any securities of Parentco (including Parentco Common Stock) without the prior written consent of Haymaker.

SECTION 6.22 Trust Fund. Haymaker shall take such actions as shall be required to cause the SPAC Trustee, as of the Closing, to liquidate the Trust Fund and to make such payments from the Trust Fund as the parties shall agree.

ARTICLE VII

CONDITIONS TO THE MERGERS

SECTION 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Haymaker, Parentco, Merger Sub I and Merger Sub II to consummate the Transactions are subject to the satisfaction or waiver (where permissible) by Haymaker and the Company of the following conditions:

(a) Haymaker Stockholder Approval. Haymaker Stockholder Approval shall have been received by Haymaker.

(b) Company Shareholder Approval. The Company Shareholder Approval shall have been received by the Company.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, writ, injunction, determination, Order or award which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(d) U.S. Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the First Merger and the Second Merger under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

(e) Merger Proposal. Fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Second Merger by the shareholders of each of the Company and Merger Sub II.

(f) Governmental Consents. The consents, approvals and authorizations legally required to be obtained to consummate the Transactions set forth in Section 7.01(f) of the Company Disclosure Schedule shall have been obtained from and made with all Governmental Authorities.

(g) Third Party Consents. The third-party consents, approvals and authorizations required to be obtained to consummate the Transactions set forth in Section 7.01(g) of the Company Disclosure Schedule shall have been obtained.

(h) Authorization and Listing Requirements. The shares of Parentco Common Stock issuable in connection with the Transactions shall be duly authorized by the Parentco Board and Parentco’s Organizational Documents. Parentco shall satisfy any applicable initial and continuing listing requirements of the Nasdaq Stock Market and TASE and Parentco shall not have received any notice of non-compliance therewith, and the shares of Parentco Common Stock shall have been approved for listing on the Nasdaq Stock Market and TASE.

(i) GPM Investments Equity Purchase. The transactions contemplated by the GPM EPA shall be consummated by the parties thereto substantially concurrently.

(j) Haymaker Proxy Statement/Prospectus and Registration Statement. The Haymaker Proxy Statement/Prospectus and Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Haymaker Proxy Statement/Prospectus and Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending.

SECTION 7.02 Conditions to the Obligations of Haymaker, Parentco, Merger Sub I and Merger Sub II. The obligations of Haymaker, Parentco, Merger Sub I and Merger Sub II to consummate the First Merger, the Second Merger and the other Transactions are subject to the satisfaction or waiver by Haymaker (where permissible) of the following additional conditions:

(a) Representations and Warranties of the Company. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, would not cause a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Second Effective Time.

(c) Company Officer Certificate. The Company shall have delivered to Haymaker a certificate, dated the Closing Date, signed by an authorized officer of the Company certifying (i) as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b) and (ii) the calculation of the Company Per Share Value as of the Second Effective Time (with such supporting materials and calculations thereof as Haymaker may reasonably request).

(d) Company Secretary’s Certificate The Company shall have delivered to Haymaker a certificate, dated the Closing Date, signed by the Secretary of the Company certifying as to the Company Shareholder Approval and to the resolutions of the Company Audit Committee and the Company Board authorizing and approving this Agreement, the Second Merger and the other Transactions.

(e) Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred.

(f) Registration Rights and Lock-Up Agreement. The Company shall have delivered, or caused to be delivered, to Haymaker a counterpart signature of the Registration Rights and Lock-Up Agreement executed by the Company Key Shareholders and the GPM Minority Investors.

(g) Empire Closing. The closing of the transactions contemplated by that certain Asset Purchase Agreement by and between GPM Southeast, LLC, GPM Petroleum, LLC, Empire Petroleum Partners, LLC, and the entities listed on Schedule I thereto, dated as of December 17, 2019 (the “Empire Agreement”), shall have been consummated without any amendment or waiver of the Empire Agreement that is adverse to the Company and the Company Subsidiaries in any material respect.

SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Second Merger and the other Transactions are subject to the satisfaction or waiver (where permissible) by the Company of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Haymaker, Parentco, Merger Sub I and Merger Sub II contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Haymaker Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Haymaker Material Adverse Effect.

(b) Agreements and Covenants. Each of Haymaker, Parentco, Merger Sub I and Merger Sub II, respectively, shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Second Effective Time.

(c) Officer Certificate. Haymaker shall have delivered to the Company a certificate, dated the Closing Date, signed by an authorized officer of Haymaker, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

(d) Secretary’s Certificate. Haymaker shall have delivered to the Company a certificate, dated the Closing Date, signed by the Secretary of Haymaker certifying as to the resolutions of Haymaker’s, Parentco’s, Merger Sub I’s and Merger Sub II’s respective board of directors unanimously authorizing and approving this Agreement and the other Transactions and respective stockholders, as applicable, authorizing and approving this Agreement and the other Transactions.

(e) Appointment to the Parentco Board. The individuals set forth on Exhibit D shall have been appointed to the Parentco Board effective as of the First Effective Time.

(f) Registration Rights and Lock-Up Agreement. Haymaker shall have delivered, or cause to be delivered, to the Company a counterpart signature of the Registration Rights and Lock-Up Agreement executed by Haymaker.

(g) Warrant Amendment. Haymaker and Parentco shall have delivered, or cause to be delivered, to the Company a fully executed Warrant Amendment.

(h) Available Cash. The Available Cash shall be equal to or greater than the $275,000,000.

(i) FIRPTA Tax Certificate. On or prior to the First Merger, Haymaker shall deliver to Parentco a properly executed certification that shares of capital stock of Haymaker and warrants to acquire such capital stock are not “U.S. real property interests” in accordance with the Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), together with a notice to the IRS (which shall be filed by Haymaker with the IRS following the First Merger within the time period provided by applicable Treasury Regulations) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be terminated and the First Merger and the Second Merger and the other Transactions may be abandoned at any time prior to the First Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholder and the stockholders of the Company or Haymaker, respectively, as follows:

(a) by mutual written consent of Haymaker and the Company; or

(b) by either Haymaker or the Company if the First Effective Time shall not have occurred on or before January 31, 2021 (the “Outside Date”); provided that the Outside Date shall automatically be extended without any further action by any party hereto until March 31, 2021 if the Registration Statement has not been declared effective by the SEC prior to November 12, 2020; provided, further, that this Agreement may not be terminated under this Section 8.01(b) by or on behalf of any party that is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the primary cause of the failure of a condition set forth in Article VII to be satisfied on or prior to the Outside Date; or

(c) by either Haymaker or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, Order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, including the First Merger or the Second Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, including the First Merger or the Second Merger; or

(d) by either Haymaker or the Company if the Haymaker Stockholder Approval is not adopted and approved by the requisite Haymaker stockholders at the Haymaker Stockholders’ Meeting duly convened or any adjournment or postponement thereof; or

(e) by either Haymaker or the Company if the Company Shareholder Approval is not adopted and approved by the requisite Company Shareholders at the Company Shareholders’ Meeting duly convened or any adjournment or postponement thereof; or

(f) by Haymaker upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied (“Terminating Company Breach”); provided, that Haymaker has not waived such Terminating Company Breach and Haymaker, Parentco, Merger Sub I or Merger Sub II is not then in breach of any representation, warranty, covenant or agreement on the part of Haymaker, Parentco, Merger Sub I or Merger Sub II set forth in this Agreement such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied; provided, however, that, if such Terminating Company Breach is curable by the Company, Haymaker may not terminate this Agreement under this Section 8.01(f) unless such breach is not cured by the earlier of (i) thirty (30) days after notice of such breach is provided by Haymaker to the Company; and (ii) five (5) Business Days prior to the Outside Date or

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Haymaker, Parentco, Merger Sub I and Merger Sub II, set forth in this Agreement, or if any representation or warranty of Haymaker, Parentco, Merger Sub I and Merger Sub II shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied (“Terminating Haymaker Breach”); provided, that the Company has not waived such Terminating Haymaker Breach and the Company is not then in breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 7.02(a) and Section 7.02(b)

would not be satisfied; provided, however, that, if such Terminating Haymaker Breach is curable by Haymaker, Parentco, Merger Sub I and Merger Sub II, the Company may not terminate this Agreement under this Section 8.01(g) unless such breach is not cured by the earlier of (i) thirty (30) days after notice of such breach is provided by the Company to Haymaker; and (ii) five (5) Business Days prior to the Outside Date; or

(h) by Haymaker at any time prior to the receipt of the Company Shareholder Approval, if (A) the Company Board shall have made a Company Adverse Approval Change or (B) at any time after a Company Acquisition Proposal is publicly announced or becomes generally known to the public, the Company shall have failed to publicly reaffirm the Company Board Approval within ten (10) Business Days after receipt of a written request from Haymaker to do so; or

(i) by the Company at any time prior to receipt of the Company Shareholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal as contemplated by Section 6.06(a)(iv); provided that prior to, or concurrently with such termination, and as a condition to the effectiveness of such termination, the Company pays or causes to be paid to Haymaker the Company Termination Fee.

SECTION 8.02 Effect of Termination. Subject to Section 8.03, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto.

SECTION 8.03 Termination Fee.

(a) In the event that:

(i)	this Agreement is terminated by Haymaker pursuant to Section 8.01(h);

(ii)	this Agreement is terminated by the Company pursuant to Section 8.01(i);

(iii)

this Agreement is terminated pursuant to Section 8.01(b) or Section 8.01(f) and (A) a Company Acquisition Proposal shall have been received by the Company or its Representatives or any Person shall have publicly proposed or publicly announced an intention (whether or not conditional) to make a Company Acquisition Proposal prior to the termination of this Agreement, (B) within 6 months after the date of such termination, the Company enters into a definitive agreement in respect of any Company Acquisition Proposal, and (C) within 12 months after the date of such termination, the Company consummates any Company Acquisition Proposal (provided that for purposes of clauses (B) and (C), each reference to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%”);

then, in the case of each of (i), (ii) and (iii), the Company shall pay, or cause to be paid, to Haymaker the Company Termination Fee.

(b) Any payment required to be made under this Section 8.03 shall be made by wire transfer of same-day funds to the account or accounts designated by Haymaker, (i) in the case of Section 8.03(a)(i), within two (2) Business Days after the date of such termination, (ii) in the case of Section 8.03(a)(ii), immediately prior to or substantially concurrently with such termination, and (iii) in the case of Section 8.03(a)(iii), immediately prior to or substantially concurrently with the consummation of the Company Acquisition Proposal described in Section 8.03(a)(iii)(C). Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(c) Notwithstanding anything to the contrary set forth in this Agreement, except in the case of fraud, if Haymaker receives payment from the Company of the Company Termination Fee pursuant to Section 8.03(a), such payment shall constitute the sole and exclusive remedy of Haymaker, Parentco, Merger Sub I and Merger Sub II against the Company and the Company Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, Representatives or assignees (together with the Company, collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.03 are an integral part of the Transactions, (ii) without these agreements, the parties would not enter into this Agreement and (iii) the Company Termination Fee does not constitute a penalty, but rather is liquidated damages in a reasonable amount that will compensate Haymaker for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company fails to timely pay the Company Termination Fee pursuant to this Section 8.03 and, in order to obtain such payment, Haymaker commences an Action that results in a judgment against the Company for the payment of the Company Termination Fee set forth in this Section 8.03, the Company shall pay Haymaker its costs and expenses in connection with such an Action (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

SECTION 8.04 Fees and Expenses. Except as otherwise set forth in this Agreement or any Transaction Document, if the Transactions are not consummated, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses; provided that the Company shall pay any filing or similar fees with respect to any regulatory or governmental approval (including any fees with respect to notifications required under the HSR Act). Notwithstanding the foregoing, since the fees and expenses are incurred as part of the registration of the securities of Parentco in Nasdaq, if the Transactions are consummated, all fees and expenses of the parties incurred prior to or as of the Closing will be fully charged to Parentco or Haymaker and will be fully assumed and paid by Parentco or Haymaker at Closing.

SECTION 8.05 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the First Effective Time; provided, however, and subject to adjustments expressly set forth herein, that, after the approval and adoption of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Company Share shall be converted upon consummation of the Second Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.06 Waiver. At any time prior to the First Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, agreements and covenants in this Agreement shall terminate at the Second Effective Time, except that this Section 9.01 shall not limit any covenant or agreement of the parties that by its terms requires performance after the Closing. Effective as of the Closing, there are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement, except, with respect to those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing, the remedies that may be available under Section 9.06.

SECTION 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Haymaker, Parentco, Merger Sub I or Merger Sub II:

Haymaker Acquisition Corp. II

650 Fifth Avenue, 10th Floor

New York, NY 10019

Attention: Christopher Bradley

Email: cbradley@mistralequity.com

with a copy (which shall not constitute effective notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

Attention: Sidney Burke

Email: sidney.burke@dlapiper.com

and

Gornitzky & Co.

Vitania Tel-Aviv Tower

20 HaHarash St.

Tel Aviv, Israel 6761310

Attention: Chaim Friedland, Adv.

Email: friedland@gornitzky.com

if to the Company:

ARKO Holdings Ltd.

3 Hanechushet Street, Building B, 3rd Floor

Tel Aviv 6971068, Israel

Attention: Irit Aviram, Adv.

Email: irita@arko-holdings.com

with a copy (which shall not constitute effective notice) to:

GPM Investments, LLC

8565 Magellan Pkwy Suite 400

Richmond, VA 23227-1150

Attention: Maury Bricks

Email: mbricks@gpminvestments.com

and

Greenberg Traurig, P.A.

333 SE 2nd Ave., Suite 4400

Miami, FL 33131

Attention: Alan I. Annex, Esq.

Email: annexa@gtlaw.com

and

S. Friedman & Co.

2 Weizmann Street

Tel Aviv 6423902, Israel

Attention: Arnon Mainfeld

                 Sarit Molcho

Email: arnonm@friedman.co.il

           saritm@friedman.co.il,

SECTION 9.03 Certain Definitions.

(a) For purposes of this Agreement:

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Available Cash” means the amount equal to, as of immediately prior to the Closing: (a) the amount of immediately available funds contained in the Trust Fund available for release to Haymaker, plus (b) any funds to be received by Haymaker pursuant to the Private Placement, plus (c) all funds held by Haymaker outside of the Trust Fund and immediately available to Haymaker.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York, the State of Delaware, or Israel are required by Law to be closed.

“Business Systems” means all software, computer hardware (whether general or special purpose), devices, electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals and computer systems, including any outsourced systems and processes that are owned or used by or for the Company or any Company Subsidiary in the conduct of its business.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

“Cash Consideration” means the portion of the Merger Consideration that is payable in cash as set forth in Section 2.02.

“Class C Bonds” means the Class C Bonds initially issued by the Company on June 26, 2016.

“Class H Bonds” means the Class H Bonds issued by the Company in November 2014 and November 2015.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means a proposal or offer from any Person (other than Haymaker, Parentco, Merger Sub I, Merger Sub II or their respective Subsidiaries or Representatives) providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s direct or indirect shareholders immediately prior to such transaction) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company immediately following such transaction, (ii) sale or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of the Company Subsidiaries) and/or any Company Subsidiary representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or (v) any related combination of the foregoing.

“Company Bonds” means the Class C Bonds and the Class H Bonds.

“Company Cash Surplus” means an aggregate amount not exceeding the amount of the Company’s cash and cash equivalents (including restricted cash with respect to the Company Bonds) as of a date that is not less than 5 Business Days before Closing (such date, the “Company Cash Surplus Date”) (i) in excess of the outstanding indebtedness (including the Company Bonds) of the Company and any accrued interest thereon as of the Company Cash Surplus Date plus (ii) the principal amount of any Company loans to GPM Investments and any of the other Company Subsidiaries and any accrued interest with respect to such loans as of the Company Cash Surplus Date.

“Company Data” means all Personal Data, Intellectual Property, Company Product Data, confidential information or customer or employee data in the possession or control of the Company, a Company Subsidiary, or any of its or their contractors or services providers with regard to any Company Data obtained from or on behalf of the Company or any Company Subsidiary.

“Company Employee Benefit Plan” means each employee benefit plan, program, policy, practice, Contract or other agreement or arrangement providing for employment, compensation, severance, pension arrangement, profit-sharing, provident fund (Keren Hishtalmut), termination pay, deferred compensation, retirement benefits, performance awards, bonus, stock or stock-related awards or other equity based benefit, health, welfare, disability, insurance, vacation, options, retention, change of control, golden parachute, education or tuition assistance, fringe benefits, perquisites or other benefits or remuneration sponsored or maintained by the Company or any of the Company Subsidiaries or to which the Company or any of the Company Subsidiaries contributes or could otherwise reasonably be expected to have any liability, in each case, excluding plans or other arrangements sponsored or maintained solely by any Governmental Authority.

“Company Intervening Event” means any event, occurrence or circumstance that materially improves the financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole and that was not known or reasonably foreseeable to the Company Board or the Chief Executive Officer of the Company on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board or the Chief Executive Officer of the Company on the date of this Agreement), which event, occurrence or circumstance, or the consequences thereof, becomes known to the Company Board prior to the Company Shareholder Approval and does not result from a breach of this Agreement; provided that no Change relating to any Company Acquisition Proposal, Company Superior Proposal, or the market price or trading of Company Shares or Haymaker Common Stock shall constitute a Company Intervening Event.

“Company IP Rights” means, collectively, the Company-Owned Intellectual Property Rights and the Company-Licensed IP that is material to the business of the Company and the Company Subsidiaries as currently conducted.

“Company Key Shareholders” means Arie Kotler and Morris Willner and/or entities controlled by such individuals which currently own shares in the Company or are parties to the Related Party Agreements, as applicable.

“Company Leased Real Property” means any real property which the Company or any of the Company Subsidiaries leases, subleases, licenses an interest in real property from any other third-party Person or otherwise occupies pursuant to a similar occupancy agreement (whether as a tenant, subtenant or pursuant to other occupancy arrangements).

“Company-Licensed IP” means all Intellectual Property owned by a third party and licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a right to use.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts, condition or development (each a “Change,” and collectively, “Changes”) that, individually or in the aggregate with all other Changes, has had or would reasonably be expected to have a material adverse effect on (a) the business, condition (financial or otherwise) or results of operation of the Company or the Company Subsidiaries, taken as a whole or (b) the ability of the Company and the Company Subsidiaries to perform their respective obligations under this Agreement and the other Transaction Documents and to consummate the Transactions; provided, however, that, for the purposes of the foregoing clause (a), in no event will any of the following be deemed, either alone or in combination, to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any adverse Change attributable to: (i) operating, business, regulatory or other conditions (financial or otherwise) generally effecting the industries in which the Company or the Company Subsidiaries operate; (ii) general economic conditions, including changes in the credit, securities, currency, banking, exchange, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or Israel, including any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or Israel; (iii) any stoppage or shutdown of any Governmental Authority (including any default by a Governmental Authority or delays in payments or delays or failures to act by any Governmental Authority), or any continuation of any such stoppage or shutdown; (iv) the announcement or pendency or consummation of the Transactions (including the identity of Haymaker, Parentco, Merger Sub I, Merger Sub II or any communication by Haymaker, Parentco, Merger Sub I, Merger Sub II or any of their respective Affiliates regarding its plans or intentions with respect to the business of the Company or any Company Subsidiary, and in each case, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees or others having relationships with the Company or any Company Subsidiary) or the taking of any action required by this Agreement and the other agreements contemplated hereby, including the completion of the Transactions (provided that this clause (iv) shall not apply to any representation and warranty contained in Section 3.05 or Section 4.05 to the extent that it purports to address the effect of this Agreement and/or any other Transaction Documents or the Transactions (or the condition to Closing contained in Section 7.02(a) to the extent it relates to such representations and warranties)) or any action taken at the written request of Haymaker and not otherwise required to have been taken by this Agreement or any other Transaction Document; (v) changes in IFRS, GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof or other legal or regulatory conditions; (vi) the failure of the Company or any Company Subsidiary to meet or achieve the results set forth in any internal or budget, plan, projection, prediction or forecast (although the underlying facts and circumstances resulting in such failure shall be taken into account unless otherwise excluded under clauses (i) through (v) or (vii) through (ix) of this definition); (vii) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; (viii) effects arising from or relating to epidemics, pandemics, or disease outbreaks, including COVID-19 or any COVID-19 Measures; (ix) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires, or other natural disasters and other force majeure events in the United States or any other country or region in the world, in each case with respect to any of the foregoing clauses (i), (ii), (iii), (v), (vi), (vii), (viii), (ix), to the extent such change does not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and the Company Subsidiaries operate.

“Company-Owned Intellectual Property Rights” means all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary and used in its business as currently conducted.

“Company Owned Real Property” means any material real property owned by the Company or any of the Company Subsidiaries.

“Company Per Share Value” means an amount equal to the quotient of $717,273,400 divided by the total number of Shares issued and outstanding plus the number of any issuable Shares (including any Shares to be issued pursuant to Section 2.06), in each case, as of the Second Effective Time.

“Company Product Data” means all data and information, whether in electronic or any other form or medium, that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Products.

“Company Shareholders” means the holders of Shares.

“Company Shares” means the ordinary shares, par value 0.01 New Israeli Shekel (NIS 0.01) per share, of the Company, including the Company RSUs.

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (provided that, for purposes of this definition, references to “twenty percent (20%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”), which the Company Board determines in good faith would result in a transaction (i) that, if consummated, is more favorable to the Company Shareholders than the Transactions, including from a financial point of view (taking into account, at the time of determination (A) all relevant circumstances the Company Board deems proper, including the various legal, financial and regulatory aspects of such proposal, (B) all the terms and conditions of such proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions, potential time delays or other risks to consummation), (C) this Agreement and the other Transaction Documents, (D) and any changes to the terms of this Agreement offered by Haymaker in writing in response to such Company Acquisition Proposal), and (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the Person making the Company Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such proposal.

“Company Termination Fee” means $21,518,202.

“Company Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company RSUs.

“Consideration Value” for a Company Shareholder means an amount equal to the product of (a) the number of Shares held by such Company Shareholder immediately prior to the Second Effective Time multiplied by (b) the Company Per Share Value.

“Contract” means any legally binding written or oral agreement, contract, arrangement, lease, sublease, loan agreement, security agreement, license, indenture or other similar instrument or obligation to which the party in question is a party.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, face covering, personal protective equipment, social distancing, delay, shut down (including, the shutdown of air cargo routes, shut down of foodservice or certain business activities), closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including with respect to the United States, the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, Families First Act, the Israeli Public Health Orders and Regulations and Emergency Regulations, and any future Law, directive, guidelines or recommendations promulgated by any Governmental Authority in connection with or in response to COVID-19.

“Equity Interest” means, with respect to the Company, Haymaker or any of their respective Affiliates (including following the Second Effective Time, the Second Surviving Company and any Company Subsidiary), any capital stock of, or other ownership, membership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights in, such person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or give any person any right or entitlement to acquire any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested, of such person or any of its Affiliates or any similar security or right that is derivative or provides any economic benefit based, directly or indirectly, on the value or price of any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that together with the Company is deemed to be a “single employer” for purposes of Section 4001(b)(i) of ERISA or part of the same “controlled group” as the Company for purposes of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as they may be amended from time to time.

“Families First Act” means the Families First Coronavirus Response Act, as signed into Law by the President of the United States on March 18, 2020.

“Fully Diluted Basis” means the number of shares of Haymaker Common Stock issued and outstanding at Closing, including any shares reserved for issuance under the New Stock Incentive Plan.

“Governmental Authority” means any United States, Israel or other non-United States federal, state, city, county or local government, governmental, regulatory, administrative authority, agency, department, board, bureau, instrumentality, division or commission thereof or any court, tribunal, judicial or arbitral body or a securities exchange.

“GPM Investments” means GPM Investments, LLC, a Delaware limited liability company.

“GPM Minority Investors” means GPM Owner, LLC, GPM HP SCF Investor, LLC, ARCC Blocker II LLC, CADC Blocker Corp., Ares Centre Street Partnership, L.P., Ares Private Credit Solutions, L.P., Ares PCS Holdings Inc., Ares ND Credit Strategies Fund LLC, Ares Credit Strategies Insurance Dedicated Fund Series Interests of SALI Multi-Series Fund, L.P., Ares SDL Blocker Holdings LLC, Ares SFERS Credit Strategies Fund LLC, Ares Direct Finance I LP and Ares Capital Corporation.

“Haymaker Acquisition Proposal” means a proposal, inquiry or offer from any Person (other than the Company or its respective Subsidiaries or Representatives) to Haymaker or by Haymaker to any Person (other than the Company or its respective Subsidiaries or Representatives) providing for any merger, purchase of a material portion of the ownership interests or assets of, recapitalization or similar business combination transaction involving Haymaker and any Person that is not the Company.

“Haymaker Common Stock” means the Haymaker Class A Common Stock and the Haymaker Class B Common Stock.

“Haymaker Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, is or is reasonably likely to (i) be materially adverse to the business, condition (financial or otherwise), assets, liabilities, business plans or results of operations of Haymaker and its Subsidiaries taken as a whole or (ii) prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parentco or Haymaker from performing its obligations under this Agreement; provided, however, that clause (i) shall not include any Change resulting from changes in general economic conditions or changes in securities markets in general that do not have a materially disproportionate effect (relative to other industry participants) on Haymaker or its Subsidiaries.

“Haymaker Private Warrants” means the “Private Placement Warrants” as defined in the Haymaker Warrant Instrument.

“Haymaker Warrant Instrument” means that certain warrant agreement, dated June 6, 2019, by and between Haymaker and Continental Stock Transfer & Trust Company.

“Haymaker Warrants” means the issued and outstanding warrants to purchase shares of Haymaker Class A Common Stock.

“Hazardous Substances” means (a) those substances defined as hazardous in or regulated as hazardous under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including by-products, breakdown products, crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, per- and poly-fluoroalkyl substances, toxic mold and asbestos.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, P.L. 104-191, and all amendments thereto, including the Health Information Technology for Economic and Clinical Health Act, part of the American Recovery and Reinvestment Act of 2009, and all regulations promulgated thereunder (including the Standards for Privacy of Individually Identifiable Health Information, 45 CFR Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information, 45 CFR Parts 160 and 164, Subparts A and C, the Standards for Electronic Transactions and Code Sets, 45 CFR Parts 160 and 162, and the Breach Notification for Unsecured Protected Health Information Rules, 45 CFR Parts 164, Subpart D).

“IFRS” means the International Financial Reporting Standards.

“Intellectual Property” means (a) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (b) trademarks and service marks, trade dress, trade names, Internet domain names and other source identifiers together all applications, registrations and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (c) copyrights and other works of authorship, moral rights, and registrations and applications for registration thereof, (d) trade secrets (including know how, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases and database rights, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects and related information, in each case, to the extent constituting a trade secret under applicable Law); and (e) all other intellectual property or proprietary rights of any kind or description.

“ISA” means the Israeli Securities Authority.

“ISL” means the Securities Law, 5728-1968, of the State of Israel, and the rules and regulations thereunder.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of Arie Kotler, Irit Aviram, Efrat Hybloom-Klein and Don Bassell after taking into account the reasonable inquiry of the actual knowledge of any employee who primarily and directly reports to such individual (and shall in no event encompass constructive, imputed or similar concept of knowledge beyond the standard described earlier in this sentence), and in the case of Haymaker the actual knowledge of Andrew Heyer, Steven Heyer, Christopher Bradley and Joseph Tonnos after taking into account the reasonable inquiry of the actual knowledge of any employee who primarily and directly reports to such individual (and shall in no event encompass constructive, imputed or similar concept of knowledge beyond the standard described earlier in this sentence).

“Labor Agreement” means (i) any collective bargaining agreement (ii) any industry-wide or nation-wide agreement governing labor or (iii) any other labor-related agreement, arrangement or understanding to which the Company or any of the Company Subsidiaries, are subject or bound.

“Liens” means any mortgage, lien, hypothecation, pledge, charge, encumbrance or any other security interest of third parties or any agreement to create any of the foregoing.

“Look-Back Date” means January 1, 2018.

“Nasdaq Stock Market” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

“New Stock Incentive Plan” means an equity incentive plan mutually agreeable to the Company and Haymaker.

“Order” means any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961 and any regulations or orders promulgated thereunder.

“Organizational Documents” means: (i) in the case of a person that is a corporation or a company, its articles or certificate of incorporation and its bylaws, memorandum of association, articles of association, regulations or similar governing instruments required by the Laws of its jurisdiction of formation or organization; (ii) in the case of a person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (iii) in the case of a person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (iv) in the case of a person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the Laws of its jurisdiction of organization.

“Permit” means any franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority.

“Permitted Liens” means (a) warehousemen’s, mechanic’s, materialmen’s, carriers’, repairers’, builders’, suppliers’, construction and other Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith, (b) Liens for Taxes, assessments, utilities or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith and for which adequate reserves have been established in accordance with IFRS or GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way, servitudes, restrictive covenants, reciprocal agreements, cost-sharing agreements and similar restrictions affecting title to the real property and other title defects) that do not materially interfere with the Company or the Company Subsidiaries’ present uses or occupancy of such real property, (d) Liens securing the obligations of the Company or the Company Subsidiaries under any existing credit or other finance agreement, (e) Liens granted to any lender at the Closing in connection with any financing by Haymaker, Parentco, Merger Sub I or Merger Sub II of the Transactions, (f) zoning, building codes and other land use Laws, by-laws, regulations and ordinances regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property, (g) any right, interest, Lien or title of a lessor or sublessor under any lease or other similar agreement or in the property being leased, (h) development agreements, subdivision agreements, site plan control agreements, servicing agreements and other similar agreements with any Governmental Authority or utility company affecting the development, servicing use or operation of any real property and any Liens in respect of security given to any Governmental Authority or utility company in connection therewith, (i) non-exclusive licenses of Intellectual Property entered in the ordinary course of business, (j) purchase money Liens and Liens securing rental payments under capital lease arrangements, (k) restrictions in joint venture agreements on the applicable joint venture granting Liens on its assets or the equity interests of such joint venture, (l) Liens incurred or pledges or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other forms of governmental insurance or benefit (m) Liens in favor of customs and revenue authorities arising as a matter of Law to secure payments of customs duties in connection with the importation of goods and (n) such other Liens which arise in the ordinary course of business that are not, individually or in the aggregate, material in amount or that, in the aggregate, do not materially impair the value or the continued use and operation of the business of the Company or the Company Subsidiaries.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Data” means all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Company or a Company Subsidiary, is capable of identifying an individual) or capable of identifying a specific device or non-personally identifying, including, without limitation, aggregate or de-identified data and data collected automatically, including data collected through a mobile or other electronic device.

“Products” mean any products or services that are developed by, offered for sale, distributed, or otherwise provided by the Company or the Company Subsidiaries to purchasers, whether directly or through multiple tiers of distribution.

“Promissory Note” means the Secured Promissory Note issued by GPM Investments, LLC, together with Mountain Empire Oil Company, Admiral Real Estate I, LLC, Admiral Petroleum II, LLC, GPM2, LLC, GPM3, LLC, GPM Midwest 18, GPM RE, LLC and GPM Southeast, LLC to ARKO Holdings, Ltd., dated June 30, 2020, in the aggregate amount of $25,000,000.

“Redeeming Stockholder” means each Haymaker stockholder who properly exercises its Redemption Rights.

“Redemption Rights” means the redemption rights provided for in Section 9.2 of the Certificate of Incorporation of Haymaker.

“Related Party Agreements” means the following agreements; (i) the Management Services Agreement, effective as of January 4, 2015, by and between WRDC Enterprises, LLC and GPM Investments, LLC, as amended by the First Amendment to the Managements Services Agreement, effective as of December 31, 2017, by and between WRDC Enterprises, LLC and GPM Investments, LLC; (ii) the Second Amended and Restated Management Services Agreement, effective as of January 1, 2020, by and between KMG Realty, LLC and GPM Investments, LLC; (iii) the Letter, dated December 17, 2019, by and between KMG Realty, LLC and GPM Investments, LLC; (iv) the Amended and Restated Partner Profits Participation Agreement, effective as of January 1, 2020, by and among Arko Convenience Stores, LLC,

GPM Member, LLC, GPM HP SCF Investor, LLC and KMG Realty, LLC; and (v) the Consolidated and Amended Management Agreement, dated October 17, 2017 (effective as of November 1, 2017) by and between Arko Holdings Ltd and KMG Realty, LLC and any amendment or extension of the period of such agreement effective after October 31, 2020.

“Sponsor” means Haymaker Sponsor II LLC.

“Stock Consideration” means the portion of the Merger Consideration that is payable in shares of Parentco Common Stock as set forth in Section 2.02.

“Subsidiary” or “Subsidiaries” of the Company, the First Surviving Company, the Second Surviving Company, Parentco, Haymaker or any other person means any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such person or one or more Subsidiaries of such person or a combination thereof. For purposes of this definition, a “person” is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business entity. Notwithstanding anything to the contrary in this Agreement, GPM Investments and all of its Subsidiaries, including GPM Petroleum LP, shall be considered a “Company Subsidiary.”

“TASE” means the Tel Aviv Stock Exchange.

“TASE Trading Day” means any day on which the TASE is open for regular trading of shares.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other similar tax, including any interest, penalties or additions to tax in respect of the foregoing.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Transaction Documents” means this Agreement, including all schedules and exhibits hereto, the Company Disclosure Schedule, the Haymaker Disclosure Schedule, the Amended and Restated Parentco Certificate of Incorporation, the Voting Support Agreements, the Registration Rights and Lock-up Agreement, the Employment Agreement, the Sponsor Letter Agreement and all other agreements, certificates and instruments executed and delivered by Haymaker, Parentco, Merger Sub I, Merger Sub II or the Company in connection with the Transactions.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents, including the First Merger and the Second Merger.

“Transfer Taxes” means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar Tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar Tax or expense or any recording fee, in each case that is imposed as a result of the Transactions, together with any penalty, interest and addition to any such item with respect to such item.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in a form and substance reasonably satisfactory to Parentco and Haymaker, that is applicable to the payments to be made to any Company Shareholder and the Exchange Agent pursuant to this Agreement, stating that no withholding, or reduced withholding, of Tax is required under Israeli Law with respect to such payment or providing other instructions regarding such payment or withholding. For purposes hereof, the Israeli Tax Ruling will be considered a Valid Tax Certificate; provided that it includes such instructions, and provided further that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling and satisfy any other requirements thereof.

“WARN Act” means the Worker Adjustment and Retraining Notification Act (29 USC § 2101 et seq.) and the regulations promulgated thereunder or any similar state, local or foreign Law.

(b)    The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	§ 3.10
Agreement	Preamble
Amended and Restated Haymaker Certificate of Incorporation	§ 1.05(c)
Anti-Corruption Laws	§ 3.20(a)
Antitrust Laws	§ 6.09(b)
Blue Sky Laws	§ 3.05(b)
Book-Entry Shares	§ 2.04(b)
Cash Option B Amount	§ 2.02(a)(ii)
Cash Option C Amount	§ 2.02(a)(iii)
Certificate	§ 2.04(d)
Change	Definition of Company Material Adverse Effect
Change in Control	§ 2.08(a)(i)
Claims	§ 5.03(b)
Closing	§ 1.02
Closing Date	§ 1.02
Companies Registrar	§ 1.03(b)
Company	Preamble
Company Adverse Approval Change	§ 6.06(a)(iii)
Company Audit Committee	Recitals
Company Board	Recitals
Company Board Approval	Recitals
Company Disclosure Schedule	Article III
Company Permits	§ 3.06
Company Proprietary Information	§ 3.15(a)
Company Proxy Statement	§ 6.01(c)
Company Related Parties	§ 8.03(c)
Company Reporting Documents	§ 3.07(a)
Company RSU	§ 2.06
Company Subsidiary	§ 3.01(a)
Company Shareholder Approval	§ 6.02(b)
Company Shareholders’ Meeting	§ 6.02(b)
Confidentiality Agreement	§ 6.05(b)
Consideration Election	§ 2.03(a)
COVID-19 Quarantine Period	§ 3.19

Defined Term	Location of Definition
D&O Indemnified Parties	§ 6.15(a)
D&O Tail Policy	§ 6.15(c)
Deferred Shares	§ 2.08(a)(ii)
Deferred Share Holder	§ 2.08(g)
DGCL	Recitals
Election Deadline	§ 2.03(c)
Empire Agreement	§ 7.02(g)
Employment Agreement	Recitals
Enforceability Exceptions	§ 3.04(a)
Environmental and Safety Requirements	§ 3.17(a)
Equity Pool	§ 6.07
Exchange Agent	§ 2.03(b)
Exchange Agent Agreement	§ 2.03(b)
Exchange Fund	§ 2.04(a)
First Certificate of Merger	§ 1.03(a)
First Effective Time	§ 1.03(a)
First Merger	Recitals
First Surviving Company	§ 1.01(a)
Form of Election	§ 2.03(c)
GAAP	§ 4.07(b)
GPM EPA	Recitals
Haymaker	Preamble
Haymaker Board	Recitals
Haymaker Board Recommendation	Recitals
Haymaker Class A Common Stock	§ 4.03(a)
Haymaker Class B Common Stock	§ 4.03(a)
Haymaker Disclosure Schedule	Article IV
Haymaker Preferred Stock	§ 4.03(a)
Haymaker Proxy Statement/Prospectus	§ 6.01(a)
Haymaker SEC Reports	§ 4.07(a)
Haymaker Stockholder Approval	§ 6.02(a)
Haymaker Stockholders’ Meeting	§ 6.01(a)
HSR Act	§ 3.05(b)
ICL	Recitals
Israeli Exchange Agent	§ 2.03(b)
Israeli Tax Ruling	§ 6.17(a)
IT Systems	§ 3.15(c)
ITA	§ 2.04(i)(i)
Law	§ 3.05(a)
Material Contracts	§ 3.18(a)
Merger Consideration	§ 2.02(a)
Merger Proposal	§ 6.03
Merger Sub I	Preamble
Merger Sub I Common Stock	§ 4.03(d)
Merger Sub II	Preamble
Merger Sub II Ordinary Shares	§ 4.03(e)
Option A	§ 2.03(a)
Option B	§ 2.03(a)
Option B Share Consideration	§ 2.02(a)(ii)
Option C	§ 2.03(a)
Option C Share Consideration	§ 2.02(a)(iii)

Defined Term	Location of Definition
Outside Date	§ 8.01(b)
Outstanding Haymaker Shares	§ 4.03(a)
Outstanding Haymaker Warrants	§ 4.03(a)
Outstanding Merger Sub I Shares	§ 4.03(d)
Outstanding Merger Sub II Shares	§ 4.03(e)
Parentco	Preamble
Parentco Board	Recitals
Parentco Common Stock	§ 2.02(a)(i)
Parentco Common Stock 5-Day VWAP	§ 2.08(a)(iii)
Parentco Common Stock 20-Day VWAP	§ 2.08(a)(iv)
Parentco Common Stock Minimum Volume	§ 2.08(a)(v)
Parentco Warrant	§ 2.07
Payor	§ 2.04(i)(i)
Private Placement	§ 5.01(b)
Real Property Lease	§ 3.14(b)
Registration Rights and Lock-Up Agreement	Recitals
Registration Statement	§ 6.01(a)
Related Party	§ 5.02(b)(xx)
Representatives	§ 6.05(a)
Required VWAP	§ 2.08(a)(vi)
SEC	§ 4.07(a)
Second Certificate of Merger	§ 1.03(b)
Second Effective Time	§ 1.03(b)
Second Merger	Recitals
Second Surviving Company	§ 1.01(b)
Section 14 Arrangement	§ 3.12(f)
Securities Act	§ 4.07(a)
Shares	§ 2.02(a)
SPAC Trustee	§ 4.14
Sponsor Letter Agreement	Recitals
Tax Attribute	§ 3.16
Terminating Company Breach	§ 8.01(f)
Terminating Haymaker Breach	§ 8.01(g)
Transaction Litigation	§ 6.18
Trigger Event	§ 2.08(a)(vii)
Trigger Event 1	§ 2.08(a)(viii)
Trigger Event 2	§ 2.08(a)(ix)
Trust Agreement	§ 4.14
Trust Fund	§ 5.03(a)
U.S. Exchange Agent	§ 2.03(b)
VAT	§ 3.16(v)
Voting Support Agreement	Recitals
Warrant Amendment	§ 2.07
Withholding Drop Date	§ 2.04(i)(ii)

SECTION 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05 Entire Agreement; Assignment. This Agreement and the other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise); provided, however, that the Company may assign its rights (in whole or in part) under this Agreement to any lender or financing source, but in no event shall any such assignment release the Company from any of its obligations under this Agreement.

SECTION 9.06 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Transactions) in the Delaware Chancery Court or, if that court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

SECTION 9.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than Section 6.15 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 9.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that state, provided that the Second Merger, and such other provisions of this Agreement expressly required by the terms of this Agreement to be governed by the ICL, shall be governed by the ICL and its regulations. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court, or if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Chancery Court (or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware) for the purpose of any Action arising out of or relating to this Agreement or any other Transaction Document brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

SECTION 9.09 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, the Transaction Documents or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, Transaction Documents and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.09.

SECTION 9.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11 Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.12 Construction. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all.”

(d) Unless otherwise specified, any reference to any reference to a statute or other Law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time.

(e) Any reference to a numbered schedule means the same-numbered section of the Company Disclosure Schedule. Any reference in a schedule contained in the Company Disclosure Schedules shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the section or subsection of this Agreement that corresponds to such schedule and any other representations and warranties (or applicable covenants) contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in a schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty (or applicable covenants) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

(f) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(g) References to “$” or Dollars means United States Dollars.

(h) Captions are not a part of this Agreement, but are included for convenience, only.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HAYMAKER ACQUISITION CORP. II

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

ARKO CORP.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

PUNCH US SUB, INC.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

PUNCH SUB LTD.

By:	/s/ Joseph Tonnos
Name:	Joseph Tonnos
Title:	Director

ARKO HOLDINGS LTD.

By:	/s/ Irit Aviram
Name:	Irit Aviram
Title:	VP, General Counsel

By:	/s/ Efrat Hybloom-Klein
Name:	Efrat Hybloom-Klein
Title:	CFO

[Signature Page to Business Combination Agreement]

Annex B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ARKO CORP.

[                ], 2020

ARKO Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “ARKO Corp.”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 26, 2020 (the “Original Certificate”).

2. This Amended and Restated Certificate of Incorporation (this “Amended and Restated Certificate”), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3. This Amended and Restated Certificate shall become effective on the date of filing with Secretary of State of Delaware.

4. The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

NAME

The name of the corporation is ARKO Corp. (the “Corporation”).

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE III

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE IV

CAPITALIZATION

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is four hundred five million (405,000,000) shares, consisting of (a) four hundred million (400,000,000) shares of common stock (the “Common Stock”), and (b) five million (5,000,000) shares of preferred stock (the “Preferred Stock”).

Section 4.2 Preferred Stock. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3 Common Stock.

(a) Voting.

(i) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the Common Stock are entitled to vote.

(iii) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders, and no holder of any series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(b) Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Section 4.4 Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the By-Laws of the Corporation (“By-Laws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate, and any By-Laws adopted by the stockholders of the Corporation; provided, however, that no By-Laws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such By-Laws had not been adopted.

Section 5.2 Number, Election and Term.

(a) The number of directors of the Corporation shall be not less than [three], with at least [one] director in each of Class I, Class II and Class III. The exact number of directors shall be fixed from time to time by the action of a majority of the entire Board, provided that no decrease in the number of directors shall shorten the term of any incumbent director.

(b) Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors that constitute the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL.

(c) Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d) Unless and except to the extent that the By-Laws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights with regard to election of directors.

Section 5.3 Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4 Removal. Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5 Preferred Stock—Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the By-Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By-Laws. The By-Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law, by this Amended and Restated Certificate (including any Preferred Stock Designation), or by the By-Laws, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By-Laws; and provided further, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such By-Laws had not been adopted.

ARTICLE VII

SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1 Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-Laws.

Section 7.3 Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1 Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the By-Laws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this

Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX

CORPORATE OPPORTUNITY

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Amended and Restated Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.

ARTICLE X

AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article X.

ARTICLE XI

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 11.1 Forum.

(a) Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the By-Laws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.1(a).

(b) Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States situated in the State of Delaware shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933 and the Securities Exchange Act of 1934. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 11.1(b).

Section 11.2 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 11.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and/or federal courts (as applicable) located within the State of Delaware in connection with any action brought in any such court to enforce Section 11.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 11.3 Severability. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

[Signature Page Follows]

IN WITNESS WHEREOF, ARKO Corp. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

ARKO CORP.

By:
Name:
Title:

[Signature Page to Amended and Restated Certificate of Incorporation]

Annex C

BY-LAWS

OF

ARKO CORP.

(THE “CORPORATION”)

ARTICLE I

OFFICES

Section 1.1. Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2. Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS MEETINGS

Section 2.1. Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2. Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3. Notices. Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these By Laws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5. Voting of Shares.

(a) Voting Lists. The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these By Laws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e) Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6. Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7. Advance Notice for Business.

(a) Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.

(i) In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii) To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these By Laws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii) The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv) In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.

(c) Public Announcement. For purposes of these By Laws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8. Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these By Laws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9. Consents in Lieu of Meeting.

(a) Unless otherwise provided by the Certificate of Incorporation, until the Corporation consummates the transactions pursuant to the business combination agreement between the Company, Haymaker Acquisition Corp. II, a Delaware corporation, Punch US Sub, Inc., a Delaware corporation, Punch Sub Ltd., a company organized under the Laws of the State of Israel and ARKO Holdings Ltd., a company organized under the Laws of the State of Israel, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and the DGCL to the Corporation, written consents signed by a sufficient number of holders entitled to vote to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

ARTICLE III

DIRECTORS

Section 3.1. Powers; Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By Laws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution of the Board.

Section 3.2. Advance Notice for Nomination of Directors.

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.

(b) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.

(c) Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d) To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e) If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f) In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.3. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these By Laws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV

BOARD MEETINGS

Section 4.1. Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2. Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

Section 4.3. Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these By Laws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4. Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these By Laws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.5. Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6. Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

Section 5.1. Establishment. The Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2. Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3. Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4. Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these By Laws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these By Laws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these By Laws.

ARTICLE VI

OFFICERS

Section 6.1. Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chairman of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these By Laws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a) Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person.

(b) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.

(c) President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(e) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(h) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2. Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3. Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4. Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these By Laws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII

SHARES

Section 7.1. Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2. Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3. Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4. Consideration and Payment for Shares.

(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5. Lost, Destroyed or Wrongfully Taken Certificates.

(a) If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b) If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 7.6. Transfer of Stock.

(a) If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i) in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii) (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii) the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

(iv) the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v) such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7. Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.8. Effect of the Corporation’s Restriction on Transfer.

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

Section 7.9. Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.3. Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these By Laws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.6. Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

Section 8.7. Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these By Laws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

Section 8.8. Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9. Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.10. Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these By Laws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3. Means of Giving Notice.

(a) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By Laws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these By Laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these By Laws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4. Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these By Laws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5. Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these By Laws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7. Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8. Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these By Laws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10. Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11. Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12. Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13. Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14. Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15. Amendments. The Board shall have the power to adopt, amend, alter or repeal the By Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By Laws. The By Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power (except as otherwise provided in Section 8.7) of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By Laws.

Annex D

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

This REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”) is made as of [●], 2020, by and among (i) ARKO Corp., a Delaware corporation (“Pubco”), (ii) each of the Persons listed on Schedule A attached hereto (the “Schedule of Holders”) as of the date hereof, and (iii) each of the other Persons set forth from time to time on the Schedule of Holders who, at any time, own securities of Pubco and enter into a joinder to this Agreement agreeing to be bound by the terms hereof (each Person identified in the foregoing (ii) and (iii), a “Holder” and, collectively, the “Holders”). Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in Section 12 hereof.

WHEREAS, Haymaker Acquisition Corp. II (“Haymaker”) and certain of the Holders (the “Original Holders”) are parties to that certain Registration Rights Agreement, dated as of June 6, 2019 (the “Original Haymaker RRA”);

WHEREAS, the Original Holders currently hold an aggregate of 5,000,000 shares of Common Stock and the right to receive 4,000,000 Deferred Shares (as defined in the BCA (as defined below)) (collectively, the “Founder Shares”);

WHEREAS, Haymaker, the officers and directors of Haymaker (such officers and directors, collectively, the “Insiders”), and Haymaker Sponsor II, LLC (the “Sponsor”) entered into that certain letter agreement, dated as of June 6, 2019 (the “Original Lock-Up Agreement”), pursuant to which, the Insiders and the Sponsor agreed to, among other things, certain restrictions on their ability to transfer securities of Haymaker;

WHEREAS, certain of the Holders currently hold an aggregate of 4,000,000 warrants (the “Private Placement Warrants”) to purchase, at an exercise price of $11.50 per share (subject to adjustment), shares of Common Stock;

WHEREAS, GPM Investments, LLC (“GPM”), Arko Convenience Stores, LLC, and the other parties thereto entered into that certain Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2020 (the “Original GPM RRA,” and together with the Original Haymaker RRA and the Original Lock-Up Agreement, the “Original Agreements”), pursuant to which GPM granted certain registration rights to certain of its members;

WHEREAS, Haymaker, Pubco, Punch US Sub, Inc., a Delaware corporation (“Merger Sub I”), Punch Sub Ltd., a company organized under laws of the State of Israel (“Merger Sub II”), and ARKO Holdings Ltd. (“ARKO”) have entered into that certain Business Combination Agreement, dated as of [●], 2020 (as amended or supplemented from time to time, the “BCA”), pursuant to which, among other things, Merger Sub I shall merge with and into Haymaker (the “Haymaker Merger”), with Haymaker surviving the Haymaker Merger as a wholly-owned subsidiary of Pubco, and Merger Sub II shall merge with and into ARKO (the “ARKO Merger”), with ARKO surviving the ARKO Merger as a wholly-owned subsidiary of Pubco; and

WHEREAS, each of the parties to the Original Agreements desire to terminate the Original Agreements and to provide for the terms and conditions included herein and to include the recipients of the other Registrable Securities identified herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Resale Shelf Registration Rights.

(a) Registration Statement Covering Resale of Registrable Securities. Pubco shall prepare and file or cause to be prepared and filed with the Commission, no later than thirty (30) days following the date of this Agreement (the “Filing Deadline”), a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holders of all of the Registrable Securities held by the Holders (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form S-3 (“Form S-3”) or, if Form S-3 is not then available to Pubco, on Form S-1 or such other appropriate form permitting Registration of such Registrable Securities for resale by such Holders. Pubco shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, but in no event later than the earlier of (i) sixty (60) days following the Filing Deadline or (ii) ten (10) Business Days after the Commission notifies Pubco that it will not review the Resale Shelf Registration Statement, if applicable (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended by no more than ninety (90) days after the Filing Deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. Once effective, Pubco shall use reasonable best efforts to keep the Resale Shelf Registration Statement continuously effective and shall cause the Resale Shelf Registration Statement to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until such date as all Registrable Securities covered by the Resale Shelf Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”). The Resale Shelf Registration Statement shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement (subject to lock-up restrictions provided in this Agreement), and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, the Holders.

(b) Notification and Distribution of Materials. Pubco shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement as soon as practicable, and in any event within one (1) Business Day after the Resale Shelf Registration Statement becomes effective, and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

(c) Amendments and Supplements. Subject to the provisions of Section 1(a) above, Pubco shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period. If any Resale Shelf Registration Statement filed pursuant to Section 1(a) is filed on Form S-3 and thereafter Pubco becomes ineligible to use Form S-3 for secondary sales, Pubco shall promptly notify the Holders of such ineligibility and shall file a shelf registration on Form S-1 or other appropriate form as promptly as practicable to replace the shelf registration statement on Form S-3 and use its reasonable best efforts to have such replacement Resale Shelf Registration Statement declared effective as promptly as practicable and to cause such replacement Resale Shelf Registration Statement to remain effective, and shall cause the Resale Shelf Registration Statement to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, that another Resale Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time Pubco once again becomes eligible to use Form S-3, Pubco shall cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is once again on Form S-3.

(d) Notwithstanding the registration obligations set forth in this Section 1, in the event the Commission informs Pubco that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, Pubco agrees to promptly (i) inform each of the holders thereof and shall file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to Pubco for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, Pubco shall advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that Pubco used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event Pubco amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, Pubco shall file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to Pubco or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

(e) Registrations effected pursuant to this Section 1 shall not be counted as Demand Registrations effected pursuant to Section 2.

2. Demand Registrations.

(a) Requests for Registration. Subject to the terms and conditions of this Agreement, at any time or from time to time, the holders of Registrable Securities may request registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form registration statement (“Long-Form Registrations”) or, if available, on Form S-3 (including a shelf registration pursuant to Rule 415 under the Securities Act) or any similar short-form registration statement, including an automatic shelf registration statement (as defined in Rule 405) (an “Automatic Shelf Registration Statement”), if available to Pubco (“Short-Form Registrations”) in accordance with Section 2(b) and Section 2(c) below (such holders being referred to herein as the “Initiating Holders” and all registrations requested by the Initiating Holders being referred to herein as “Demand Registrations”). Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the intended method of distribution. Within five (5) Business Days after receipt of any such request, Pubco shall give written notice of such requested registration to all other holders of Registrable Securities and, subject to the terms and conditions set forth herein, shall include in such registration (and in all related registrations and qualifications under state blue sky laws or in compliance with other registration requirements and in any related underwriting) all such Registrable Securities with respect to which Pubco has received written requests for inclusion therein within five (5) Business Days after the receipt of Pubco’s notice. Each holder of Registrable Securities agrees that such holder shall treat as confidential the receipt of the notice of Demand Registration and shall not disclose or use the information contained in such notice of Demand Registration without the prior written consent of Pubco until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the holder in breach of the terms of this Agreement.

(b) Long-Form Registrations. (i) The Holders holding a majority of the Registrable Securities may request two (2) Long-Form Registrations, (ii) GPM HP SCF Investor, LLC, GPM Owner LLC, and the Ares Entities holding in the aggregate at least two-thirds of the Registrable Securities held by such Holders may request one (1) Long-Form Registration, and (iii) Arie Kotler (including Holders affiliated with Mr. Kotler) and Morris Willner (including Holders affiliated with Mr. Willner) holding in the aggregate at least two-thirds of the Registrable Securities held by such Holders may request one (1) Long-Form Registration, in each case of the foregoing subclauses (i) – (iii), in which Pubco shall pay all Registration Expenses whether or not any such Long-Form Registration has become effective; provided that, Pubco shall not be obligated to effect, or to take any action to effect, any Long-Form Registration unless the aggregate market price of the Registrable Securities requested to be registered in such Long-Form Registration exceeds $25,000,000 at the time of request. A registration shall not count as the sole permitted Long-Form Registration until it has become effective and unless the holders of Registrable Securities are able to register and sell at least 90% of the Registrable Securities requested to be included in such registration; provided that in any event Pubco shall pay all Registration Expenses in connection with any registration initiated as a Long-Form Registration whether or not it has become effective and whether or not such registration has counted as one of the permitted Long-Form Registrations hereunder.

(c) Short-Form Registrations. In addition to the Long-Form Registrations provided pursuant to Section 2(b), (i) (A) each of the Holders holding a majority of the Registrable Securities (other than the Holders holding the Founder Shares) and (B) the Holders holding a majority of the Founder Shares shall be entitled to request an unlimited number of Short-Form Registrations, and (ii) each of (A) GPM HP SCF Investor, LLC, (B) Arie Kotler (including Holders affiliated with Mr. Kotler), (C) Morris Willner (including Holders affiliated with Mr. Willner), and (D) GPM Owner LLC, shall be entitled to one (1) Short-Form Registration per year, in each case of the foregoing clauses (i) and (ii), in which Pubco shall pay all Registration Expenses whether or not any such Short-Form Registration has become effective; provided, however, that Pubco shall not be obligated to effect any such Short-Form Registration: (i) if the holders of Registrable Securities, together with the holders of any other securities of Pubco entitled to inclusion in such Short-Form Registration, propose to sell Registrable Securities with an aggregate market price at the time of request of less than $5,000,000, or (ii) if Pubco has, within the twelve (12) month period preceding the date of such request, already effected two (2) Short-Form Registrations for the holders of Registrable Securities requesting a Short-Form Registration pursuant to this Section 2(c). Demand Registrations shall be Short-Form Registrations whenever Pubco is permitted to use any applicable short form registration and if the managing underwriters (if any) agree to the use of a Short-Form Registration. For so long as Pubco is subject to the reporting requirements of the Exchange Act, Pubco shall use its reasonable best efforts to make Short-Form Registrations available for the offer and sale of Registrable Securities. If Pubco is qualified to and, pursuant to the request of the holders of a majority of the Registrable Securities or the Initiating Holder(s), as applicable, has filed with the Commission a registration statement under the Securities Act on Form S-3 pursuant to Rule 415 (a “Shelf Registration”), then Pubco shall use its reasonable best efforts to cause the Shelf Registration to be declared effective under the Securities Act as soon as practicable after filing, and, if Pubco is a WKSI at the time of any such request, to cause such Shelf Registration to be an Automatic Shelf Registration Statement, and once effective, Pubco shall cause such Shelf Registration to remain effective (including by filing a new Shelf Registration, if necessary) for a period ending on the earlier of (i) the date on which all Registrable Securities included in such registration have been sold or distributed pursuant to the Shelf Registration or (ii) the date as of which all of the Registrable Securities included in such registration are able to be sold within a 90-day period in compliance with Rule 144 under the Securities Act. If for any reason Pubco ceases to be a WKSI or becomes ineligible to utilize Form S-3, Pubco shall prepare and file with the

Commission a registration statement or registration statements on such form that is available for the sale of Registrable Securities.

(d) Shelf Takedowns. At any time when the Resale Shelf Registration Statement or a Shelf Registration for the sale or distribution by holders of Registrable Securities on a delayed or continuous basis pursuant to Rule 415, including by way of an underwritten offering, block sale or other distribution plan (each, a “Resale Shelf Registration”) is effective and its use has not been otherwise suspended by Pubco in accordance with the terms of Section 2(f) below, upon a written demand (a “Takedown Demand”) by any Holder that is, in either case, a Shelf Participant holding Registrable Securities at such time (the “Initiating Holder”), Pubco will facilitate in the manner described in this Agreement a “takedown” of Registrable Securities off of such Resale Shelf Registration (a “takedown offering”) and Pubco shall pay all Registration Expenses in connection therewith; provided that Pubco will provide in connection with any marketed underwritten takedown offering, at least five (5) Business Days’ notice of such Takedown Demand to each holder of Registrable Securities (other than the Initiating Holder) that is a Shelf Participant. In connection with any marketed underwritten takedown offering, if any Shelf Participants entitled to receive a notice pursuant to the preceding sentence request inclusion of their Registrable Securities (by notice to Pubco, which notice must be received by Pubco no later than three (3) Business Days following the date notice is given to such participant), the Initiating Holder and the other Shelf Participants that request inclusion of their Registrable Securities shall be entitled to sell their Registrable Securities in such offering. Each holder of Registrable Securities that is a Shelf Participant agrees that such holder shall treat as confidential the receipt of the notice of a Takedown Demand and shall not disclose or use the information contained in such notice without the prior written consent of Pubco until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the holder in breach of the terms of this Agreement.

(e) Priority on Demand Registrations and Takedown Offerings. Pubco shall not include in any Demand Registration that is an underwritten offering any securities that are not Registrable Securities without the prior written consent of the managing underwriters and the holders of a majority of the Registrable Securities then outstanding. If a Demand Registration or a takedown offering is an underwritten offering and the managing underwriters advise Pubco in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities held by Initiating Holders, Pubco shall include in such offering prior to the inclusion of any securities which are not Registrable Securities the maximum number of Registrable Securities requested to be included in such registration (if necessary, allocated pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder).

(f) Restrictions on Demand Registrations and Takedown Offerings. Any demand for the filing of a registration statement or for a registered offering (including a takedown offering) hereunder will be subject to the constraints of any applicable lock-up arrangements, and any such demand must be deferred until such lock-up arrangements no longer apply.

(i) Pubco shall not be obligated to effect any Demand Registration within 30 days prior to Pubco’s good faith estimate of the date of filing of an underwritten public offering of Pubco’s securities and for such a period of time after such a filing as the managing underwriters request, provided that such period shall not exceed 90 days from the effective date of any such underwritten public offering. Pubco may postpone, for up to 60 days from the date of the request (the “Suspension Period”), the filing or the effectiveness of a registration statement for a Demand Registration or suspend the use of a prospectus that is part of any Resale Shelf Registration (and therefore suspend sales of the Registrable Securities included therein) by providing written notice to the holders of Registrable Securities if the board of directors of Pubco reasonably determines in good faith that the offer or sale of Registrable Securities would be expected to have a material adverse effect on any proposal or plan by Pubco or any subsidiary thereof to engage in any material acquisition or disposition of assets or stock (other than in the ordinary course of business) or any material merger, consolidation, tender offer, recapitalization, reorganization or similar transaction or would require Pubco to disclose any material nonpublic information which would reasonably be likely to be detrimental to Pubco and its subsidiaries; provided that in such event, the holders of Registrable Securities initially requesting such Demand Registration or Takedown Demand shall be entitled to withdraw such request. Pubco may delay or suspend the effectiveness of a Demand Registration or takedown offering pursuant to this Section 2(f)(i) only twice in any consecutive twelve-month period; provided that, for the avoidance of doubt, Pubco may in any event delay or suspend the effectiveness of any Demand Registration or takedown offering in the case of an event described under Section 5(g) to enable it to comply with its obligations set forth in Section 5(g). Pubco may extend the Suspension Period for an additional consecutive 30 days with the consent of the Applicable Approving Party; provided further that under no circumstances shall the aggregate Suspension Periods during any consecutive twelve-month period exceed 90 days.

(ii) In the case of an event that causes Pubco to suspend the use of any Resale Shelf Registration as set forth in Section 2(f)(i) or pursuant to Section 5(g) (a “Suspension Event”), Pubco shall give a notice to the holders of Registrable Securities registered pursuant to such Shelf Registration (a “Suspension Notice”) to suspend sales of the Registrable Securities and such notice shall state generally the basis for the notice and that such suspension shall continue only for so long as the Suspension Event or its effect is continuing. A holder of Registrable Securities shall not effect any sales of the Registrable Securities pursuant to such Resale Shelf Registration (or such filings) at any time after it has received a Suspension Notice from Pubco and prior to receipt of an End of Suspension Notice (as defined below). Each holder of Registrable Securities agrees that such holder shall treat as confidential the receipt of the Suspension Notice and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of Pubco until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by such holder in breach of the terms of this Agreement. The holders of Registrable Securities may recommence effecting sales of the Registrable Securities pursuant to the Resale Shelf Registration (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from Pubco, which End of Suspension Notice shall be given by Pubco to the holders of Registrable Securities and to such holders’ counsel, if any, promptly following the conclusion of any Suspension Event (it being understood that, in the case of a Suspension Event pursuant to Section 2(f)(i), such Suspension Event shall automatically end, with or without delivery of an End of Suspension Notice, if the Suspension Period thereof pursuant to such Section 2(f)(i) shall have expired).

(iii) Notwithstanding any provision herein to the contrary, if Pubco shall give a Suspension Notice with respect to any Resale Shelf Registration pursuant to this Section 2(f), Pubco agrees that it shall extend the period of time during which such Resale Shelf Registration shall be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the holders of the Suspension Notice to and including the date of receipt by the holders of the End of Suspension Notice and provide copies of the supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event; provided that such period of time shall not be extended beyond the date that Common Stock covered by such Resale Shelf Registration are no longer Registrable Securities.

(g) Selection of Underwriters. In connection with any Demand Registration, the Applicable Approving Party shall have the right to select the investment banker(s) and manager(s) to administer the offering; provided that such selection shall be subject to the written consent of Pubco, which consent will not be unreasonably withheld, conditioned or delayed. If any takedown offering is an underwritten offering, the Applicable Approving Party shall have the right to select the investment banker(s) and manager(s) to administer such takedown offering. In each case, the Applicable Approving Party shall have the right to approve the underwriting arrangements with such investment banker(s) and manager(s) on behalf of all holders of Registrable Securities participating in such offering. All Holders proposing to distribute their securities through underwriting shall (together with Pubco) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting.

(h) Other Registration Rights. Pubco represents and warrants to each holder of Registrable Securities that the registration rights granted in this Agreement do not conflict with any other registration rights granted by Pubco. Except as provided in this Agreement, Pubco shall not grant to any Persons the right to request Pubco to register any equity securities of Pubco, or any securities, options or rights convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of a majority of the Registrable Securities then outstanding.

(i) Revocation of Demand Notice or Takedown Notice. At any time prior to the effective date of the registration statement relating to a Demand Registration or the “pricing” of any offering relating to a Takedown Demand, the holders of a majority of the Registrable Securities or the Initiating Holder(s), as applicable, that requested such Demand Registration or takedown offering may revoke such request for a Demand Registration or takedown offering on behalf of all holders of Registrable Securities participating in such Demand Registration or takedown offering without liability to such holders of Registrable Securities, in each case by providing written notice to Pubco.

3. Piggyback Registrations.

(a) Right to Piggyback. Whenever Pubco proposes to register any of its securities under the Securities Act (other than (i) pursuant to the Resale Shelf Registration Statement, (ii) pursuant to a Demand Registration, (iii) pursuant to a Takedown Demand, (iv) in connection with registrations on Form S-4 or S-8 promulgated by the Commission or any successor forms, (v) a registration relating solely to employment benefit plans, (vi) in connection with a registration the primary purpose of which is to register debt securities, or (vii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), Pubco shall give prompt written notice to all holders of Registrable Securities of its intention to effect such a Piggyback Registration and, subject to the terms of Sections 3(c) and 3(d) hereof, shall include in such Piggyback Registration (and in all related registrations or qualifications under blue sky laws or in compliance with other registration requirements and in any related underwriting) all Registrable Securities with respect to which Pubco has received written requests for inclusion therein within 10 business days after the delivery of Pubco’s notice; provided that any such other holder may withdraw its request for inclusion at any time prior to executing the underwriting agreement or, if none, prior to the applicable registration statement becoming effective.

(b) Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by Pubco in all Piggyback Registrations, whether or not any such registration became effective.

(c) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of Pubco, and the managing underwriters advise Pubco in writing that in their opinion the number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, Pubco shall include in such registration (i) first, the securities Pubco proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration by the Holders which, in the opinion of such underwriters, can be sold, without any such adverse effect (pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder), and (iii) third, other securities requested to be included in such registration which, in the opinion of such underwriters, can be sold, without any such adverse effect.

(d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of Pubco’s securities other than holders of Registrable Securities, and the managing underwriters advise Pubco in writing that in their opinion the number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering,

Pubco shall include in such registration (i) first, the securities requested to be included therein by the holders initially requesting such registration, (ii) second, the Registrable Securities requested to be included in such registration by the Holders which, in the opinion of such underwriters, can be sold, without any such adverse effect (pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder), and (iii) third, other securities requested to be included in such registration which, in the opinion of such underwriters, can be sold, without any such adverse effect.

(e) Other Registrations. If Pubco has previously filed a registration statement with respect to Registrable Securities pursuant to Section 2 or pursuant to this Section 3, and if such previous registration has not been withdrawn or abandoned, then Pubco shall not be required to file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form) at the request of any holder or holders of such securities until a period of at least 90 days has elapsed from the effective date of such previous registration.

(f) Right to Terminate Registration. Pubco shall have the right to terminate or withdraw any registration initiated by it under this Section 3 whether or not any holder of Registrable Securities has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by Pubco in accordance with Section 7.

4. Agreements of Holders.

(a) Reserved.

(b) The holders of Registrable Securities shall use reasonable best efforts to provide such information as may reasonably be requested by Pubco, or the managing underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the Registration Statement, including amendments and supplements thereto, in order to effect the Registration of any Registrable Securities under the Securities Act pursuant to Section 3 and in connection with Pubco’s obligation to comply with federal and applicable state securities laws.

5. Registration Procedures. In connection with the Registration to be effected pursuant to the Resale Shelf Registration Statement, and whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement or have initiated a takedown offering, Pubco shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto Pubco shall as expeditiously as reasonably possible:

(a) prepare in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder and file with the Commission a registration statement, and all amendments and supplements thereto and related prospectuses as may be necessary to comply with applicable securities laws, with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective (provided that at least five (5) Business Days before filing a registration statement or prospectus or any amendments or supplements thereto, Pubco shall furnish to counsel selected by the Applicable Approving Party copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel);

(b) notify each holder of Registrable Securities of (A) the issuance by the Commission of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose, (B) the receipt by Pubco or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (C) the effectiveness of each registration statement filed hereunder;

(c) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period ending when all of the securities covered by such registration statement have been disposed of in accordance with the intended methods of distribution by the sellers thereof set forth in such registration statement (but not in any event before the expiration of any longer period required under the Securities Act or, if such registration statement relates to an underwritten Public Offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sale of Registrable Securities by an underwriter or dealer) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(d) furnish to each seller of Registrable Securities thereunder such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), each Free-Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(e) during any period in which a prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission, including pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Act;

(f) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the lead underwriter or the Applicable Approving Party reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that Pubco shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(f), (ii) consent to general service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction);

(g) promptly notify in writing each seller of such Registrable Securities (i) after it receives notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to a registration statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (ii) after receipt thereof, of any request by the Commission for the amendment or supplementing of such registration statement or prospectus or for additional information, and (iii) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, Pubco promptly shall prepare, file with the Commission and furnish to each such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(h) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by Pubco are then listed and, if not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with FINRA;

(i) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(j) enter into and perform such customary agreements (including underwriting agreements in customary form) and take all such other actions as the Applicable Approving Party or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a stock split or a combination of shares and preparing for and participating in such number of “road shows”, investor presentations and marketing events as the underwriters managing such offering may reasonably request);

(k) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of Pubco as shall be necessary to enable them to exercise their due diligence responsibility, and cause Pubco’s officers, managers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(l) take all reasonable actions to ensure that any Free-Writing Prospectus utilized in connection with any Demand Registration (including any Shelf Registration) or Piggyback Registration hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(m) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission;

(n) permit any holder of Registrable Securities who, in its good faith judgment (based on the advice of counsel), could reasonably be expected to be deemed to be an underwriter or a controlling Person of Pubco to participate in the preparation of such registration or comparable statement and to require the insertion therein of material furnished to Pubco in writing, which in the reasonable judgment of such holder and its counsel should be included;

(o) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Stock included in such registration statement for sale in any jurisdiction, Pubco shall use its reasonable best efforts promptly to obtain the withdrawal of such order;

(p) use its reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(q) cooperate with the holders of Registrable Securities covered by the registration statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement and enable such securities to be in such denominations and registered in such names as the managing underwriter, or agent, if any, or such holders may request;

(r) cooperate with each holder of Registrable Securities covered by the registration statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(s) if such registration includes an underwritten public offering, use its reasonable best efforts to obtain a cold comfort letter from Pubco’s independent public accountants and addressed to the underwriters, in customary form and covering such matters of the type customarily covered by cold comfort letters as the underwriters in such registration reasonably request;

(t) provide a legal opinion of Pubco’s outside counsel, dated the effective date of such registration statement (and, if such registration includes an underwritten Public Offering, dated the date of the closing under the underwriting agreement), with respect to the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature, which opinion shall be addressed to the underwriters;

(u) if Pubco files an Automatic Shelf Registration Statement covering any Registrable Securities, use its reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405)) during the period during which such Automatic Shelf Registration Statement is required to remain effective;

(v) if Pubco does not pay the filing fee covering the Registrable Securities at the time an Automatic Shelf Registration Statement is filed, pay such fee at such time or times as the Registrable Securities are to be sold; and

(w) subject to the terms of Section 2(c) and Section 2(d), if an Automatic Shelf Registration Statement has been outstanding for at least three (3) years, at the end of the third year, refile a new Automatic Shelf Registration Statement covering the Registrable Securities, and, if at any time when Pubco is required to re-evaluate its WKSI status Pubco determines that it is not a WKSI, use its reasonable best efforts to refile the registration statement on Form S-3 and keep such registration statement effective (including by filing a new Resale Shelf Registration or Shelf Registration, if necessary) during the period throughout which such registration statement is required to be kept effective.

6. Termination of Rights. Notwithstanding anything contained herein to the contrary, the right of any Holder to include Registrable Securities in any Demand Registration or any Piggyback Registration shall terminate on such date that such Holder may sell all of the Registrable Securities owned by such Holder pursuant to Rule 144 of the Securities Act without any restrictions as to volume or the manner of sale or otherwise; provided, however, that with respect to any Holder whose rights have terminated pursuant to this Section 6, if following such a termination, such Holder loses the ability to sell all of its Registrable Securities pursuant to Rule 144 of the Securities Act without any restrictions as to volume or the manner of sale or otherwise due to a change in interpretive guidance by the Commission, then such Holder’s right to include Registrable Securities in any Demand Registration or any Piggyback Registration shall be reinstated until such time as the Holder is once again able to sell all of its Registrable Securities pursuant to Rule 144 of the Securities Act without any restrictions as to volume or the manner of sale or otherwise; provided, further, that if after such termination, a Holder is issued Deferred Shares in accordance with the terms of the BCA, such Deferred Shares shall be treated as Registrable Securities under this Agreement and such Holder shall be entitled to all of the rights under this Agreement with respect to such Deferred Shares.

7. Registration Expenses.

(a) All expenses incident to Pubco’s performance of or compliance with this Agreement, including, without limitation, all registration, qualification and filing fees, listing fees, fees and expenses of compliance with securities or blue sky laws, stock exchange rules and filings, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for Pubco and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by Pubco (all such expenses being herein called “Registration Expenses”), shall be borne by Pubco as provided in this Agreement and, for the avoidance of doubt, Pubco also shall pay all of its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by Pubco are then listed. Each Person that sells securities pursuant to a Demand Registration, a Takedown Demand or Piggyback Registration hereunder shall bear and pay all underwriting discounts and commissions and transfer taxes applicable to the securities sold for such Person’s account.

(b) Pubco shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel and one local counsel (if necessary) chosen by the Applicable Approving Party for the purpose of rendering a legal opinion on behalf of such holders in connection with any underwritten Demand Registration, takedown offering or Piggyback Registration.

(c) To the extent Registration Expenses are not required to be paid by Pubco, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder’s securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

8. Indemnification.

(a) Pubco agrees to (i) indemnify and hold harmless, to the fullest extent permitted by law, each Holder and their respective officers, directors, members, partners, agents, affiliates and employees and each Person who controls such Holder (within the meaning of the Securities Act or the Exchange Act) against all losses, claims, actions, damages, liabilities and expenses caused by (A) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) any violation or alleged violation by Pubco of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to Pubco and relating to action or inaction required of Pubco in connection with any such registration, qualification or compliance, and (ii) pay to each Holder and their respective officers, directors, members, partners, agents, affiliates and employees and each Person who controls such Holder (within the meaning of the Securities Act or the Exchange Act), as incurred, any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, except insofar as the same are caused by or contained in any information furnished in writing to Pubco or any managing underwriter by such Holder expressly for use therein; provided, however, that the indemnity agreement contained in this Section 9 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of Pubco (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall Pubco be liable in any such case for any such claim, loss, damage, liability or action to the extent that it solely arises out of or is based upon an untrue statement of any material fact contained in the registration statement or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in the registration statement, in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration statement. In connection with an underwritten offering, Pubco shall indemnify any underwriters or deemed underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act or the Exchange Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

(b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to Pubco in writing such information as Pubco reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify Pubco, its officers, directors, employees, agents and representatives and each Person who controls Pubco (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such holder; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds actually received by such holder from the sale of Registrable Securities pursuant to such registration statement.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (as well as one local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Securities included in the registration, at the expense of the indemnifying party. No indemnifying party, in the defense of such claim or litigation, shall, except with the consent of each indemnified party, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) Each party hereto agrees that, if for any reason the indemnification provisions contemplated by Sections 8(a) or 8(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation (even if the holders or any underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 8(c), defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The sellers’ obligations in this Section 8(d) to contribute shall be several in proportion to the amount of securities registered by them and not joint and shall be limited to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration.

(e) The indemnification and contribution provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and the termination or expiration of this Agreement.

9. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to any over-allotment or “green shoe” option requested by the underwriters; provided that no holder of Registrable Securities shall be required to sell more than the number of Registrable Securities such holder has requested to include) and (b) completes and executes all questionnaires, powers of attorney, custody agreements, stock powers, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to Pubco or the underwriters (other than representations and warranties regarding such holder, such holder’s title to the securities, such Person’s authority to sell such securities and such holder’s intended method of distribution) or to undertake any indemnification obligations to Pubco or the underwriters with respect thereto that are materially more burdensome than those provided in Section 8. Each holder of Registrable Securities shall execute and deliver such other agreements as may be reasonably requested by Pubco and the lead managing underwriter(s) that are consistent with such holder’s obligations under Section 4, Section 5 and this Section 9 or that are necessary to give further effect thereto. To the extent that any such agreement is entered into pursuant to, and consistent with, Section 4 and this Section 9, the respective rights and obligations created under such agreement shall supersede the respective rights and obligations of the holders, Pubco and the underwriters created pursuant to this Section 9.

10. Other Agreements; Certain Limitations on Registration Rights.

(a) Pubco shall file all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder and shall take such further action as the Holders may reasonably request, all to the extent required to enable such Persons to sell securities pursuant to (a) Rule 144 adopted by the Commission under the Securities Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the Commission or (b) a registration statement on Form S-3 or any similar registration form hereafter adopted by the Commission. Upon request, Pubco shall deliver to the Holders a written statement as to whether it has complied with such requirements. Pubco shall at all times use its reasonable best efforts to cause the securities so registered to continue to be listed on one or more of the New York Stock Exchange, the New York Stock Exchange American and the Nasdaq Stock Market. Pubco shall use its best efforts to facilitate and expedite transfers of Registrable Securities pursuant to Rule 144, which efforts shall include timely notice to its transfer agent to expedite such transfers of Registrable Securities and delivery of any opinions requested by the transfer agent.

(b) Notwithstanding anything herein to the contrary, Cantor and Stifel may not exercise their rights under Section 3 hereunder after five (5) and seven (7) years, respectively, after the effective date of the registration statement relating to Haymaker’s initial public offering.

11. Lock-Up Provisions.

(a) Each Holder hereby agrees not to, during the period commencing on the Closing Date (as defined in the BCA) and through the earlier of (x) the one hundred and eightieth (180th) day anniversary of the date of the Closing Date and (y) the date after the Closing Date on which Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Pubco’s stockholders having the right to exchange their equity holdings in Pubco for cash, securities or other property (“Change in Control Transaction”) (the “Lock-Up Period”): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any Common Stock (other than (x) any securities convertible or exercisable into Common Stock or (y) any Common Stock issuable upon the conversion or exercise of the securities described in clause (x)) (the “Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing (other than the filing of a registration statement with the Commission which contemplates such a transaction), whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The foregoing sentence shall not apply: (a) to the transfer of any or all of the Restricted Securities owned by a Holder by a bona fide gift or charitable contribution; (b) to the transfer of any or all of the Restricted Securities owned by a Holder by will or intestate succession upon the death of such Holder; (c) to the transfer of any or all of the Restricted Securities owned by a Holder to any Permitted Transferee; (d) to the transfer of any or all of the Restricted Securities owned by a Holder pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; (e) to the pledge of the Restricted Securities owned by a Holder to a nationally recognized financial institution to secure a bona fide debt financing and any foreclosure by such financial institution or transfer to such financial institution in lieu of foreclosure; (f) to the transfer of any or all of the Restricted Securities owned by a Holder to Pubco in connection with the repurchase by Pubco from the undersigned of any Restricted Securities pursuant to a repurchase right arising upon the termination of the undersigned’s employment or service with Pubco; provided, that such repurchase right is pursuant to contractual agreements with Pubco; (g) to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Stock; provided, that such plan does not provide for the transfer of Common Stock during the Lock-Up Period; or (h) with respect to voting rights pursuant to the execution and delivery of a support, voting or similar agreement in connection with a Change in Control Transaction that is approved by Pubco’s board of directors; provided, however, that in any of cases (a), (b), (c), (d) or (e), it shall be a condition to such transfer that the transferee executes and delivers to Pubco an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Section 11 applicable to such Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Section 11; and provided further, that in any of the of cases (a), (b) or (c) such transfer or distribution shall not involve a disposition for value. Each Holder further agrees to execute such agreements as may be reasonably requested by Pubco that are consistent with the foregoing or that are necessary to give further effect thereto. For the avoidance of doubt, (i) the provisions of this Section 11(a) shall not apply to shares of Common Stock held by a Holder resulting from purchases in open market transactions prior to and after the date of this Agreement, and (ii) with respect to the GPM Minority Investors (as defined in the BCA) and their Permitted Transferees, the provisions of this Section 11(a) shall only apply to Restricted Securities issued to such GPM Minority Investor as consideration for the consummation of the transactions contemplated by the GPM EPA (as defined in the BCA).

(b) If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 11(b), Pubco may impose stop-transfer instructions with respect to the Restricted Securities of a Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(c) During the Lock-Up Period, each certificate or book-entry position evidencing any Restricted Securities shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A REGISTRATION RIGHTS AND LOCK-UP AGREEMENT, DATED AS OF [●], 2020, BY AND AMONG THE ISSUER OF SUCH SECURITIES AND THE REGISTERED HOLDER OF THE SHARES. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) For the avoidance of doubt, each Holder shall retain all of its rights as a shareholder of Pubco with respect to the Restricted Securities during the Lock-Up Period, including the right to vote any Restricted Securities that are entitled to vote. Pubco agrees to (i) instruct its transfer agent to remove the legends in Section 11(c) upon the expiration of the Lock-Up Period and (ii) cause its legal counsel, at Pubco’s expense, to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i).

(e) The Private Placement Warrants shall be subject to the restrictions on transfer set forth in Section 2.6 of the Warrant Agreement, dated June 6, 2019, by and between Haymaker and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”).

12. Definitions.

(a) “Applicable Approving Party” means the holders of a majority of the Registrable Securities participating in the applicable offering or, if applicable, in the case of a Long-Form Registration or Short-Form Registration effected pursuant to Section 2.3(b) or Section 2.3(c), respectively, the holders of a majority of the type of Registrable Securities that initiated such Short-Form Registration.

(b) “Ares Entities” means the collective reference to the entities listed on Schedule I hereto.

(c) “Block Trade” means any non-marketed underwritten takedown offering taking the form of a bought deal or block sale to a financial institution.

(d) “Business Day” means any day that is not a Saturday or Sunday or a legal holiday in the state in which Pubco’s chief executive office is located or in New York, NY.

(e) “Cantor” means Cantor Fitzgerald & Co.

(f) “Commission” means the U.S. Securities and Exchange Commission.

(g) “Common Stock” means the Common Stock of Pubco, par value $0.0001 per share.

(h) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(i) “FINRA” means the Financial Industry Regulatory Authority.

(j) “Free-Writing Prospectus” means a free-writing prospectus, as defined in Rule 405 of the Securities Act.

(k) “Permitted Transferee” means: (a) the members of a Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (b) any trust for the direct or indirect benefit of a Holder or the immediate family of a Holder; (c) if a Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (d) as a distribution to the direct or indirect: general partners, limited partners, shareholders, members of, or owners of similar equity interests in a Holder; or (e) to any affiliate of a Holder or any fund, investment vehicle or other entity controlled, managed or advised by a Holder or an affiliate of a Holder.

(l) “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

(m) “Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

(n) “Public Offering” means any sale or distribution by Pubco and/or holders of Registrable Securities to the public of Common Stock pursuant to an offering registered under the Securities Act.

(o) “Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

(p) “Registrable Securities” means (i) any shares of Common Stock held by the Holders, (ii) any Founder Shares held by the Holders, (iii) any Private Placement Warrants (or underlying securities) held by the Holders, or (iv) any Common Stock issued or issuable with respect to the securities referred to in the preceding clauses (i) through (iii) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been sold or distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 following the Closing Date or repurchased by Pubco or any of its subsidiaries. For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder; provided a holder of Registrable Securities may only request that Registrable Securities in the form of Common Stock and Private Placement Warrants be registered pursuant to this Agreement.

(q) “Registration Statement” means any registration statement filed by Pubco with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of Common Stock or Registrable Securities, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement (other than a registration statement on Form S-4 or Form S-8, or their successors).

(r) “Rule 144”, “Rule 405”, and “Rule 415” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the Commission, as the same shall be amended from time to time, or any successor rule then in force.

(s) “Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(t) “Shelf Participant” means any holder of Registrable Securities listed as a potential selling stockholder in connection with the Resale Shelf Registration Statement or the Shelf Registration or any such holder that could be added to such Resale Shelf Registration Statement or Shelf Registration without the need for a post-effective amendment thereto or added by means of an automatic post-effective amendment thereto.

(u) “Stifel” means Stifel, Nicolaus & Company Incorporated.

(v) “WKSI” means a “well-known seasoned issuer” as defined under Rule 405.

13. Miscellaneous.

(a) No Inconsistent Agreements. Pubco shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates or in any way impairs the rights granted to the Holders in this Agreement.

(b) Entire Agreement. This Agreement and the Warrant Agreement (to the extent applicable to holders of Private Placement Warrants) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions among the parties hereto, written or oral, with respect to the subject matter hereof, including without limitation the Original Agreements.

(c) Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that, in addition to any other rights and remedies existing in its favor, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

(d) Other Registration Rights. Pubco represents and warrants that no person, other than a Holder of Registrable Securities pursuant to this Agreement, has any right to require Pubco to register any securities of Pubco for sale or to include such securities of Pubco in any Registration Statement filed by Pubco for the sale of securities for its own account or for the account of any other person. Further, Pubco represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

(e) Termination of Other Agreements. Upon the closing of the transactions contemplated by the BCA, the Original Agreements shall terminate and no longer have any force or effect.

(f) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only with the prior written consent of Pubco and each holder that holds at least 3% of the Registrable Securities at such date as any such amendment or waiver is requested; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of Pubco, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. Any amendment or waiver effected in accordance with this Section 13(f) shall be binding upon each Holder and Pubco. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

(g) Successors and Assigns; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of Pubco hereunder may not be assigned or delegated by Pubco in whole or in part. A Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to (a) a Permitted Transferee of such Holder, (b) direct and/or indirect equity holders of the Sponsor or (c) any person with the prior written consent of Pubco. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders. This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate Pubco unless and until Pubco shall have received (i) written notice of such assignment as provided in this Section 13(g) and (ii) the written agreement of the assignee, in the form attached hereto as Exhibit A, to be bound by the terms and provisions of this Agreement. Any transfer or assignment made other than as provided in this Section 13(g) shall be null and void.

(h) All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.

(i) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid, illegal or unenforceable in any respect under any applicable law, such provision shall be ineffective only to the extent of such prohibition, invalidity, illegality or unenforceability, without invalidating the remainder of this Agreement.

(j) Counterparts. This Agreement may be executed simultaneously in counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(k) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” herein shall mean “including without limitation.”

(l) Governing Law; Jurisdiction. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any Delaware Chancery Court, or if such court does not have subject matter jurisdiction, any court of the United States located in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(m) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested) to each Holder at the address indicated on the Schedule of Holders attached hereto and to Pubco at the address indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13(m)):

if to Pubco:

ARKO Corp.

8565 Magellan Pkwy Suite 400

Richmond, VA 23227

Attention: Maury Bricks, Esq.

Email: mbricks@gpminvestments.com

with a copy to:

ARKO Holdings Ltd.

3 Hanechushet Street, Building B, 3rd Floor

Tel Aviv 6971068, Israel

Attention: Irit Aviram, Adv.

Email: irita@arko-holdings.com

with a copy to:

Greenberg Traurig, P.A.

333 SE 2nd Ave., Suite 4400

Miami, FL 33131

Attention: Alan I. Annex, Esq.

Email: annexa@gtlaw.com

(n) Mutual Waiver of Jury Trial. As a specifically bargained inducement for each of the parties to enter into this Agreement (with each party having had opportunity to consult counsel), each party hereto expressly and irrevocably waives the right to trial by jury in any lawsuit or legal proceeding relating to or arising in any way from this Agreement or the transactions contemplated herein, and any lawsuit or legal proceeding relating to or arising in any way to this Agreement or the transactions contemplated herein shall be tried in a court of competent jurisdiction by a judge sitting without a jury.

(o) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

* * * * *

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ARKO Corp.

By:
Name:
Title:

HAYMAKER SPONSOR II LLC

By:
Name:
Title:

ANDREW R. HEYER

STEVEN J. HEYER

CHRISTOPHER BRADLEY

JOSEPH M. TONNOS

WALTER F. MCLALLEN

MICHAEL J. DOLAN

STEPHEN W. POWELL

CANTOR FITZGERALD & CO.

By:
Name:
Title:

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:
Name:
Title:

ARIE KOTLER

VILNA HOLDINGS

By:
Name:
Title:

MORRIS WILLNER

GPM INVESTMENTS, LLC

By:
Name:
Title:

By:
Name:
Title:

[GPM OWNER LLC]

By:
Name:
Title:

[GPM HP SCF INVESTOR, LLC

By:	GPM HP SCF MEMBER, LLC
Its Sole Member

By:	Harvest Partners Structured Capital Fund, L.P.
Its Managing Member

By:	Harvest Associates SCF, L.P.,
Its General Partner

By:
Name:
Title:

ARCC BLOCKER II LLC

By:
Name:
Title:

CADC Blocker Corp.

By:
Name:
Title:

ARES CENTRE STREET PARTNERSHIP, L.P.

By:	Ares Centre Street GP, Inc., as general partner

By:
Name:
Title:

ARES PRIVATE CREDIT SOLUTIONS, L.P.

By:	Ares Capital Management LLC, its investment manager

By:
Name:
Title:

ARES PCS HOLDINGS INC.

By:	Ares Capital Management LLC, its investment manager

By:
Name:
Title:

ARES ND CREDIT STRATEGIES FUND LLC

By:	Ares Capital Management LLC, its account manager

By:
Name:
Title:

ARES CREDIT STRATEGIES INSURANCE DEDICATED FUND SERIES INTERESTS OF SALI MULTI-SERIES FUND, L.P.

By:	Ares Management LLC, its investment subadvisor

By:	Ares Capital Management LLC, as subadvisor

By:
Name:
Title:

ARES SDL BLOCKER HOLDINGS LLC

By:
Name:
Title:

ARES SFERS CREDIT STRATEGIES FUND LLC

By:	Ares Capital Management LLC, its investment manager

By:
Name:
Title:

ARES DIRECT FINANCE I LP

By:	Ares Capital Management LLC, its investment manager

By:
Name:
Title:

ARES CAPITAL CORPORATION

By:
Name:
Title:

Annex E

Haymaker Sponsor II LLC

650 Fifth Avenue, Floor 10

New York, NY 10019

ARKO Holdings Ltd. 3 Hanechushet Street Building B, 3rd Floor Tel Aviv 6971068, Israel Attn: Irit Aviram (irita@arko-holdings.com)	September 8, 2020

Re:     Voting Support and Waiver

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered to you in connection with that certain Business Combination Agreement (the “BCA”), entered into on the date hereof, by and among Haymaker Acquisition Corp. II, a Delaware corporation (“HYAC”), ARKO Corp. (“Parentco”), ARKO Holdings Ltd., a company organized under the Laws of the State of Israel (the “Company”), Punch US Sub, Inc., a Delaware corporation, and Punch Sub Ltd., a company organized under the Laws of the State of Israel, relating to the proposed business combination between the Company and HYAC. Unless otherwise defined herein, capitalized terms are used herein as defined in the BCA.

In order to induce the Company and HYAC to enter into the BCA and to proceed with the consummation of the transactions contemplated by the BCA (the “Transactions”), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Haymaker Sponsor II LLC (the “Sponsor”) hereby agrees as follows:

1. The Sponsor hereby agrees (and agrees to execute such documents or certificates evidencing such agreement as Company or HYAC may reasonably request in connection therewith), at any meeting of the shareholders of HYAC, and in any action by written consent of the shareholders of the HYAC, to vote all of the Sponsor’s shares of Haymaker Common Stock (a) in favor of the approval and adoption of the BCA, the Transaction Documents, and the transactions contemplated by the BCA and the Transaction Documents, (b) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the BCA and considered and voted upon by the shareholders of HYAC, and (c) against any action, agreement or transaction (other than the BCA or the transactions contemplated thereby) or proposal that would reasonably be expected to (i) prevent or materially delay the transactions contemplated by the BCA or any Transaction Document or (ii) result in the failure of the transactions contemplated by the BCA to be consummated. The Sponsor acknowledges receipt and review of a copy of the BCA.

2. From the date hereof until the earlier of the Closing and the termination of the BCA in accordance with its terms, the Sponsor hereby agrees that it shall not, directly or indirectly, without the prior written consent of the Company (other than the transfer to any of Sponsor’s direct or indirect equityholders; provided that such transferee agrees, with respect to the shares of Haymaker Common Stock transferred to it, to be bound by the Sponsor’s voting obligation pursuant to Section 1 as if it were a party hereto), (a) sell, assign, transfer (including by operation of law), permit the creation of any lien, pledge, dispose of or otherwise encumber any of its shares of Haymaker Common Stock or otherwise agree to do any of the foregoing, (b) deposit any of its shares of Haymaker Common Stock into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Letter Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of its shares of Haymaker Common Stock, or (d) take any action that would have the effect of preventing or disabling the Sponsor from performing its obligations hereunder.

3. The Sponsor agrees that it shall not, directly or indirectly, including through any Representative, take any action in violation of Section 6.06(b) of the BCA.

4. The Sponsor hereby waives (for itself, for its successors, heirs and assigns and for all holders of Haymaker Class B Common Stock), the provisions of Section 4.3(b)(ii) of the Amended and Restated Certificate of Incorporation of HYAC, dated June 6, 2019, to have the shares of Haymaker Class B Common Stock convert to shares of Haymaker Class A Common Stock at a ratio of greater than one-for-one. The waiver specified in this paragraph 4 shall be applicable only in connection with the Transactions (and any issuances of shares of Haymaker Class A Common Stock, or equity linked securities issued by HYAC, in connection with the Transactions) and shall be void and of no force and effect if the BCA shall be terminated for any reason.

5. The Sponsor hereby agrees that it shall not convert any Sponsor loans to HYAC (“Working Capital Loans”) into Working Capital Warrants (as defined in the Haymaker Warrant Instrument). Instead, the Sponsor hereby agrees that any outstanding Working Capital Loans shall be repaid in cash.

6. Each of the Sponsor, Andrew R. Heyer, and Steven J. Heyer (each, a “Specified Holder”) hereby agrees, severally and not jointly, to vote, or cause to be voted, either directly or through any trust, limited liability company or other entity formed for estate planning purposes for the direct or indirect benefit of such Specified Holder or the immediate family of such Specified Holder, all shares of Parentco Common Stock owned beneficially or of record by such Specified Holder, or over which such Specified Holder maintains or has voting control, directly or indirectly, at any annual or special meeting of the stockholders of Parentco (including, if applicable, through the execution of one or more written consents if the stockholders of Parentco are requested to act through the execution of written consents), in favor of Arie Kotler in the event that he is a nominee for election to the board of directors of Parentco from the Closing until the seventh anniversary of the Closing. Notwithstanding the foregoing, with respect to each of Andrew R. Heyer and Steven J. Heyer, such Specified Holder’s obligations under this Section 6 (if they have not already terminated in accordance with the preceding provisions of this Section 6) shall terminate on the earlier of (a) such Specified Holder’s death or (b) first anniversary of the date that such Specified Holder ceases to be a member of the board of directors of Parentco (the “Parentco Board”); provided that, notwithstanding clause (b) of the preceding sentence, if the Extension Conditions are satisfied, Arie Kotler may, by written notice to such Specified Holder after such Specified Holder ceases to be a member of the Parentco Board but prior to the first anniversary of the date that such Specified Holder ceases to be a member of the Parentco Board, extend the obligations of such Specified Holder under this Section 6 until the seventh anniversary of the Closing; provided that any such extension shall terminate if the Extension Conditions cease to be satisfied. “Extension Conditions” means that the Company has an effective shelf registration statement available for use pursuant to which such Specified Holder is permitted to sell his shares of Parentco Common Stock.

7. The Sponsor hereby agrees that, immediately following the First Effective Time, the Sponsor shall automatically be deemed to irrevocably transfer to Parentco, surrender and forfeit for no consideration 1,000,000 shares of Parentco Common Stock and 2,000,000 Parentco Warrants (such shares of Parentco Common Stock and Parentco Warrants, collectively, the “Forfeited Securities”) and that from and after such time such Parentco Common Stock and Parentco Warrants shall be deemed to be cancelled and no longer outstanding. The Sponsor hereby acknowledges and agrees that pursuant to the First Merger, at the First Effective Time, the Haymaker Class B Common Stock shall be converted into the right to receive, in the aggregate, (x) 6,000,000 shares of Parentco Common Stock (a portion of which shall be transferred and forfeited in accordance with this Agreement) and (y) 4,000,000 Deferred Shares. The Sponsor further acknowledges and agrees that the terms and conditions of the Founder Deferred Shares (including the restrictions on transfer of any such Deferred Shares provided therein) are governed by Section 2.08 of the Business Combination Agreement and the Sponsor acknowledges and agrees to be bound by such terms and conditions.

8. This Letter Agreement and the obligations of the Sponsor and each other Specified Holder under this Letter Agreement shall automatically terminate upon the termination of the BCA in accordance with its terms. Upon termination, no party shall have any further obligations or liabilities under this Letter Agreement; provided, however, such termination shall not relieve any party from liability for any willful breach of this Letter Agreement occurring prior to termination.

9. This Letter Agreement and the other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Letter Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise).

10. This Letter Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Letter Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Letter Agreement. Except as otherwise provided herein or in any Transaction Document, all costs and expenses incurred in connection with this Letter Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

11. This Letter Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that state. All actions and proceedings arising out of or relating to this Letter Agreement shall be heard and determined exclusively in any Delaware Chancery Court, or if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Letter Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Letter Agreement or the Transactions may not be enforced in or by any of the above-named courts.

12. Without further consideration, each party shall use commercially reasonable efforts to execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Letter Agreement.

13. This Letter Agreement may be executed and delivered (including by facsimile or electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Signature Pages Follow

HAYMAKER SPONSOR II LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer
Title: Managing Partner

Acknowledged and Agreed:

ARKO HOLDINGS LTD.

By:	/s/ Irit Aviram
Name: Irit Aviram
Title: VP, General Counsel

By:	/s/ Efrat Hybloom-Klein
Name: Efrat Hybloom-Klein
Title: CFO

Acknowledged and agreed, solely with respect to Section 6 through Section 12 hereof:

/s/ Andrew R. Heyer
Andrew R. Heyer

/s/ Steven J. Heyer
Steven J. Heyer

[Signature Page to Sponsor Support and Waiver Letter]

Annex F

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 8, 2020 (“Effective Date”), by and among ARKO Corp. (“Buyer”), Haymaker Acquisition Corp. II (“Haymaker”) and each of the entities that are parties hereto and listed on Exhibit B attached hereto (collectively, including the holders of Existing Ares Warrants and DK Blocker Seller, the “Sellers” and each, individually, a “Seller”). Buyer, Haymaker and Sellers are each referred to herein individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used herein without definition herein shall have the meanings ascribed to such term in the Business Combination Agreement, dated as of the date hereof, by and among Buyer, Haymaker, Punch US Sub, Inc., Punch Sub Ltd. and ARKO Holdings Ltd. (“Arko”), as amended, restated, or otherwise modified from time to time (the “BCA”).

RECITALS

A.

Each Seller (other than DK Blocker Seller) owns the membership interests in GPM Investments, LLC (the “Company”) set forth on Exhibit A attached hereto under the heading “Membership Interests” (the “Membership Interests”) opposite such Seller’s name;

B.	GPM Owner, LLC (“DK Blocker Seller”) owns 100% of the equity securities of GPM Holdings, Inc. (“DK Blocker”) set forth on Exhibit A attached hereto opposite DK Blocker’s name;

C.

As of the date hereof, DK Blocker owns all of the outstanding equity securities of GPM Member, LLC (“GPM Member”), and GPM Member owns the Membership Interests set forth on Exhibit A. Prior to the Closing, GPM Member will be merged with and into DK Blocker with DK Blocker as the surviving entity such that DK Blocker shall directly own the Membership Interests set forth on Exhibit A identified as being owned by GPM Member;

D.

Buyer desires to purchase from each Seller, and each Seller desires to sell to Buyer, all of such Seller’s (a) Member Units (as defined in the Sixth Amendment and Restatement of the Limited Liability Company Agreement of the Company dated February 28, 2020, as amended, restated, or otherwise modified from time to time (the “LLC Agreement”)), (b) warrants, options or other rights to purchase or otherwise acquire securities described in clause (a), (c) equity appreciation rights or profits interests relating to the Company, (d) obligations, evidences of indebtedness or other securities or interests, but only to the extent convertible or exchangeable into securities described in clauses (a), (b) or (c), including its Membership Interests, and (e) with respect to DK Blocker Seller equity securities in DK Blocker, in each case, whether now owned or hereafter acquired (clauses (a) through (e), collectively, are referred to as “Equity Securities”); provided that the Existing Ares Warrants shall be exchanged for the New Ares Warrants; and

E.

Buyer and each Seller intend that the transfers to Buyer contemplated by this Agreement, taken together with the transactions contemplated by the BCA, constitute an exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the mutual covenants, conditions, representations, warranties and agreements contained herein, the Parties agree as follows:

ARTICLE 1

PURCHASE, SALE AND CONTRIBUTION OF EQUITY SECURITIES

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing (as hereinafter defined), each Seller agrees to contribute, sell and transfer to Buyer, and Buyer agrees to purchase from each Seller such Seller’s right, title and interest in and to its Equity Securities.

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Section 1.2 Consideration. The consideration to be paid by Buyer to each Seller at Closing for such Seller’s Equity Securities shall be equal to the number of shares of Parentco Common Stock set forth on Exhibit B attached hereto, and (iii) in the case of the holders of Existing Ares Warrants, the number of New Ares Warrants set forth on Exhibit B attached hereto, in each case, opposite such Seller’s name on Exhibit B attached hereto.

Section 1.3 Transfer Taxes. Buyer shall pay, and shall reimburse each Seller for, any sales, use, stamp, registration or transfer Taxes, documentary charges, recording fees or similar Taxes, charges, fees or expenses, if any, that become due and payable as a result of the sale of such Seller’s Equity Securities as contemplated by this Agreement (“Transfer Taxes”); provided that, for the avoidance of doubt the term Transfer Taxes does not include any income Taxes of any party. Buyer and Sellers agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any such Transfer Taxes.

Section 1.4 Payment Procedures. Buyer shall make arrangements with the Exchange Agent in accordance with Section 2.2(a) with respect to the payment by the Exchange Agent of the consideration due to each Seller pursuant to Section 1.2. Buyer shall include provisions in the Exchange Agent Agreement to provide for such payments in accordance with Section 2.2(a).

Section 1.5 Contribution. Immediately following the Closing, without any further action on the part of Buyer, Haymaker, or any other person or entity, the Equity Interests purchased at the Closing shall be contributed by Buyer to Haymaker in a transfer intended to be governed by Section 351 of the Code. Buyer and Haymaker shall report the transaction in all Tax Returns consistent with the foregoing and shall take no position contrary to the foregoing in any Tax audit or other Action except to the extent required by a final determination of a taxing authority.

ARTICLE 2

CLOSING

Section 2.1 Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the purchase and sale of all Equity Securities (the “Closing”, and the date on which the Closing happens, the “Closing Date”) shall take place at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166 on the Closing Date (as defined in the BCA). All transactions to be effectuated at the Closing, including but not limited to the transactions contemplated by the BCA, shall be deemed to have taken place simultaneously, and no such transaction shall be deemed to have been completed until all transactions are completed and all documents delivered for each transaction; provided that, notwithstanding the foregoing, the contribution pursuant to Section 1.5 shall occur immediately following the Closing.

Section 2.2 Transactions to be Effected at Closing. At Closing, the following shall occur:

(a) Buyer shall instruct the Exchange Agent to issue the shares of Parentco Common Stock due to each Seller pursuant to Section 1.2;

(b) DK Blocker and each Seller (other than DK Blocker Seller) shall deliver to Buyer all certificates representing its Equity Securities in the Company, which Buyer shall deliver to the Company for cancellation and (in the case of the Membership Interests) reissuance to Haymaker;

(c) DK Blocker Seller shall deliver to Buyer evidence reasonably satisfactory to Buyer of the transfer of the Equity Securities of DK Blocker;

(d) each Seller shall deliver to Buyer either (i) an IRS Form W-9 or (ii) an affidavit and certification of non-foreign status complying with the requirements of Section 1446(f) of the Code and Treasury Regulation section 1.1445-2(b)(2)(iv) in form and substance satisfactory to Buyer;

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(e) conditioned upon DK Blocker receiving an affidavit and certification from the Company that equity interests in the Company are not U.S. real property interests, complying with the requirements of Sections 1.1445-2(c)(3) and 1.897-2(h) of the Code (a “US Real Property Certificate”), DK Blocker shall deliver to Buyer a US Real Property Certificate that the shares of capital stock in DK Blocker are not U.S. real property interests, in form and substance satisfactory to Buyer (and within the time frames required by applicable Treasury Regulations Section 1.897-2(h)(2) DK Blocker shall mail to the Internal Revenue Service the information relating thereto required by such Treasury Regulation);

(f) Buyer shall deliver to Sellers a fully executed counterpart of the Registration Rights Agreement and Lock-Up Agreement;

(g) each Seller shall deliver to Buyer a fully executed counterpart of the Registration Rights Agreement and Lock-Up Agreement;

(h) all Sellers who have the right to designate managers of the Company will deliver the designee’s resignation (or cause the removal of the designee from the board of managers of the Company);

(i) Ares shall deliver to Buyer all the Existing Ares Warrants, which Buyer shall deliver to the Company for cancellation;

(j) Buyer shall issue to Ares the New Ares Warrants; and

(k) the Company shall issue to Haymaker one or more certificates representing the Membership Interests acquired by Buyer pursuant to this Agreement and contributed to Haymaker pursuant to Section 1.5.

Section 2.3 Withholding Tax. Buyer shall be entitled to deduct and withhold from the consideration to be paid to each Seller pursuant to this Agreement all U.S. federal income Taxes that Buyer may be required to deduct and withhold under applicable Tax law with respect to making any such payment to such Seller (it being agreed that Buyer shall be permitted to satisfy any Tax withholding requirement with respect to the consideration hereunder by selling or otherwise disposing of a sufficient number of such shares out of the consideration due to such Seller hereunder which will satisfy any deduction or withholding requirements with respect to the consideration hereunder, which may be required under any applicable Law). Buyer shall use commercially reasonable efforts to provide each Seller with reasonable advance notice of it is intention to make such deduction or withholding (except that such notice provisions shall not apply in the event that withholding results from the failure of a Seller or DK Blocker to deliver the forms required to be delivered in Section 2.2(d) or Section 2.2(e)) and shall cooperate in good faith with each applicable Seller to accept properly executed documentation that establishes such Seller’s right to a reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld and paid to the appropriate governmental authority, all such withheld amounts shall be treated as having been delivered to the applicable Seller in respect of whom such deduction and withholding was made.

ARTICLE 3

ASSIGNMENT OF RIGHTS AND OBLIGATIONS; JOINDER; CERTAIN ARES PROVISIONS

Section 3.1 Assignment of Rights and Obligations. Each Seller assigns to Buyer, effective upon the Closing, all of such Seller’s rights, title and interest (a) in its Equity Securities and (b) under the LLC Agreement and any other Organizational Documents of the Company or DK Blocker, to the extent that such rights pertain to its Equity Securities (including any Capital Contributions and Capital Account associated therewith (as such terms are defined in the LLC Agreement)).

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Section 3.2 Joinder. Buyer hereby agrees, effective upon the Closing, to be bound by, and to assume all obligations under, the LLC Agreement, to the extent such obligations pertain to any Membership Interests, in the same manner as if Buyer were an original signatory to the LLC Agreement. If Buyer is not already a party to the LLC Agreement, its signature page to this Agreement shall constitute a counterpart signature page to the LLC Agreement. Buyer and Sellers hereby authorize the Company to update the Register to reflect the transfer of the Equity Securities.

Section 3.3 Certain Ares Provisions.

(a) Ares Put Right. Within the 30 day period (the “Election Period”) following February 28, 2023 (the “Trigger Date”), Ares (as defined in the LLC Agreement) shall be entitled to require Buyer to purchase the shares of Parentco Common Stock received by Ares pursuant to this Agreement (the “Ares Shares”) at the Put Price (as defined below) (such right, the “Ares Right”). The Ares Right may be exercised by delivering irrevocable written notice to Buyer during the Election Period. Upon receipt of such notice, Buyer shall be entitled, at its option (by written notice from the Buyer within 5 business days following receipt of Ares’ exercise notice), to either purchase the Ares Shares for cash, or in lieu of such purchase, Buyer may issue additional shares of Parentco Common Stock (the “Additional Shares”) to Ares in an amount sufficient so that the value of the Ares Shares and the Additional Shares (both with a value based on the Buyer VWAP), and all dividends, distributions, or other payments received by Ares in respect of the Ares Shares or Ares’ Member Units (the “Dividend Payments”), collectively equal $27,294,053. The Ares Right will automatically expire upon the earliest of (i) if during the period between the Closing Date and the Trigger Date (the “Holding Period”), the shares of Parentco Common Stock trade at a sale price of at least 105% of the Put Price on any 20 trading days within any 30 trading day period (such 30 trading day period, the “Sale Window”); provided that (a) during such 20 trading days the average number of shares of Parentco Common Stock traded per trading day is at least 1.25 million and (b) the Ares Shares are freely tradable during the entirety of the Sale Window, which, for the avoidance of doubt, shall mean that the Ares Shares are free from any contractual, legal or other restrictions on selling such shares during each day of the Sale Window, (ii) if Ares (or any direct or indirect Ares Permitted Transferee) sells or otherwise Transfers any of the Ares Shares during the Holding Period to a party that is not an Ares Permitted Transferee, or (iii) Ares does not provide the notice of exercise of the Ares Right within the Election Period. “Ares Permitted Transferee” means a Person that is (and remains, for so long as such Person holds any Ares Shares) an Affiliate of Ares or a fund, investment vehicle or other entity that is (and remains, for so long as such Person holds any Ares Shares) controlled, managed or advised by Ares or any of its Affiliates.

(b) Certain Definitions.

(i) “Buyer Securities” means: (A) Parentco Common Stock; (B) Parentco preferred stock; and (C) warrants, rights or options to acquire capital described in clauses (A) or (B) and “Buyer Security” shall have a corresponding meaning.

(ii) “Buyer VWAP” means the volume weighted average price of Parentco Common Stock for a 30 trading day period ending on the Trigger Date (or, if the Trigger Date is not a trading day, ending on the trading day immediately preceding the Trigger Date), on Nasdaq or other stock exchange or, if not then listed, Buyer’s principal trading market, in any such case, as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar.

(iii) “Put Price” means a price per share equal to $12.935 and such price shall be reduced each time Ares receives a Dividend Payment by the amount that is equal to the amount of the Dividend Payment per share. The Put Price shall be adjusted proportionately to reflect any stock split, reverse stock split, or other similar adjustment in respect of the Parentco Common Stock during the Holding Period.

(iv) “Transfer” means the transfer, directly or indirectly and including by operation of law, of ownership of Buyer Securities by any means, including, without limitation: (A) the acquisition or issuance of any option, warrant, convertible security, pledge or other security interest or similar right to acquire

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Buyer Securities or the exercise of such an existing right that results in a transfer of Buyer Securities; (B) the entering into of any swap, hedge or other arrangement that results in the transfer of any of the economic benefits of ownership of Buyer Securities from the owner of such Buyer Securities; or (C) any other direct or indirect transfer of Buyer Securities.

(c) Termination. Notwithstanding anything to the contrary, Ares’ rights pursuant to Article 18 of the LLC Agreement shall terminate upon the Closing.

(d) Ares Notification Obligation. Ares shall promptly, and in any event within 5 business days, provide Buyer with written notice of any sale or other Transfer of Ares Shares during the Holding Period. Upon request by Buyer, Ares shall promptly, and in any event within 5 business days, provide Buyer with a written certification that it has not sold or otherwise Transferred any Ares Shares during the Holding Period (or, if it cannot provide such certification, then Ares shall provide written notice of such sale or other Transfer within 5 business days following such a Buyer request).

(e) Ares Warrants. At the Closing, Ares shall exchange its warrants to acquire Member Units (the “Existing Ares Warrants”) for warrants to purchase 1.1 million shares of Parentco Common Stock for an exercise price of $10 per share, with an exercise period of 5 years from the date of the Closing, in the form attached as Exhibit C hereto (the “New Ares Warrants”).

ARTICLE 4

REPRESENTATION AND WARRANTIES

Section 4.1 Representation and Warranties of Each Seller. Each Seller hereby represents and warrants to Buyer, severally and not jointly, solely on behalf of such Seller, as of the date hereof and as of the Closing, as follows (except that DK Blocker Seller does not make the representations and warranties contained in Section 4.1(c)):

(a) Such Seller has the full right, power and authority to enter into and perform such Seller’s obligations under this Agreement and to transfer (or exchange, in the case of the Existing Ares Warrants) its Equity Securities under this Agreement. Such Seller has been duly organized and is validly existing and in good standing under the laws of its organization as the type of entity it purports to be and all corporate or other entity actions necessary for the execution of this Agreement and the performance of such Seller’s obligations hereunder has been taken or will be taken prior to the Closing. The person(s) executing and delivering this Agreement on behalf of such Seller are duly authorized to do so. This Agreement constitutes the valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

(b) No consent, approval or authorization of or designation, declaration or filing with any third party or any governmental authority is required on the part of such Seller in connection with the valid execution and delivery of this Agreement or the performance of such Seller’s obligations hereunder, other than consents, approvals or authorizations that have been obtained or will have been obtained prior to the Closing.

(c) Such Seller is the sole record and beneficial owner of its Equity Securities (including the Membership Interests and the Existing Ares Warrants set forth opposite its name on Exhibit A attached hereto) and has, and at the Closing will have, the full right, power and authority to sell and transfer (or exchange, in the case of the Existing Ares Warrants) its Equity Securities (including such Membership Interests) hereunder, free and clear of any lien, encumbrance, option, charge, equitable interest or restriction; provided, however, that its Equity Securities are and will remain subject to (i) the terms and conditions of the LLC Agreement for so long as the LLC Agreement is in full force and effect, (ii) restrictions on transfer under applicable state and federal securities laws, and (iii) the pledge of such Equity Securities in favor of (1) Ares Capital Corporation (in its capacity as the collateral agent acting for the benefit of the secured parties) pursuant to the Security Pledge Agreement dated as of February 28, 2020 (as amended or otherwise modified from time to time) by and among

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the grantors party thereto, the Company, and Ares Capital Corporation (in its capacity as the collateral agent acting for the benefit of the secured parties) and (2) PNC Bank, National Association (in its capacity as agent acting for the benefit of the lenders) pursuant to the Amended, Restated and Consolidated Collateral Pledge Agreement dated as of February 28, 2020 (as amended or otherwise modified from time to time) by the pledgors party thereto in favor of PNC Bank, National Association (in its capacity as agent acting for the benefit of the lenders) (the pledge described in clause (iii), the “Ares and PNC Pledge”).

(d) There is no claim, action, suit, proceeding or governmental investigation (“Action”) of any nature pending or, to such Seller’s knowledge, threatened against or by such Seller (a) relating to or affecting its Equity Securities; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(e) The shares of Parentco Common Stock to be acquired by such Seller hereunder (or upon exercise of the New Ares Warrants) will be acquired by such Seller for such Seller’s own account, for investment, and not for resale or with a view to distribution thereof in violation of the Securities Act of 1933, as amended (the “Securities Act”).

(f) At no time has such Seller presented Buyer or any other party with, or solicited Buyer or any other party through, any publicly issued or circulated newspaper, mail, radio, television or other form of general advertisement or solicitation in connection with the transfer of the Equity Securities.

(g) Such Seller understands that the shares of Parentco Common Stock to be issued to them under this Agreement (or upon exercise of the New Ares Warrants) and the New Ares Warrants will be issued in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of such Parentco Common Stock and the New Ares Warrants will not have been, as of the Closing, registered under the Securities Act. Such Seller understands that his or its shares of Parentco Common Stock and the New Ares Warrants (it being understood that the New Ares Warrants are also subject to the transfer restrictions contained in such New Ares Warrants) may not be resold, transferred, pledged or otherwise disposed of by him or it absent an effective registration statement under the Securities Act, except (i) to Parentco or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and that any book-entry position or certificates representing such shares of Parentco Common Stock or the New Ares Warrants shall contain a legend to such effect. Such Seller is “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and is able to bear any economic risks associated with the transactions contemplated by the Transaction Documents. Such Seller is acquiring any New Ares Warrants and the shares of Parentco Common Stock as provided in the Transaction Documents (or upon exercise of the New Ares Warrants) solely for investment for its own account, and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable state and federal securities Laws. Such Seller has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of his or its investment in Parentco Common Stock and the New Ares Warrants, and is capable of bearing the economic risks of such investment, including a complete loss of his or its investment in Parentco Common Stock and the New Ares Warrants.

(h) Such Seller is not bound by any agreement, and does not have any current plan or intention, to sell, transfer or dispose of any shares of Parentco Common Stock or New Ares Warrants received as consideration pursuant to this Agreement, in each case, for resale or with a view to distribution thereof in violation of Securities Act.

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Section 4.2 Representations and Warranties of Buyer. Buyer hereby represents and warrants to Sellers, on the date hereof and as of the Closing, as follows:

(a) Buyer has the full right, power and authority to enter into and perform Buyer’s obligations under this Agreement and to purchase the Equity Securities under this Agreement. Buyer has been duly organized and is validly existing and in good standing under the laws of its organization as the type of entity it purports to be and all corporate or other entity actions necessary for the execution of this Agreement and the performance of Buyer’s obligations hereunder have been taken or will be taken prior to the Closing. The person(s) executing and delivering this Agreement on behalf of Buyer are duly authorized to do so. This Agreement constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

(b) No consent, approval or authorization of or designation, declaration or filing with any third party or any governmental authority is required on the part of Buyer in connection with the valid execution and delivery of this Agreement or the performance of Buyer’s obligations hereunder.

(c) There is no Action pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(d) All Equity Securities to be acquired by Buyer hereunder will be acquired by Buyer for Buyer’s own account, for investment, and not for resale or with a view to distribution thereof in violation of the Securities Act.

(e) Buyer understands that the Equity Securities have not been registered under the Securities Act by reason of the exemption from the registration requirements of the Securities Act contained in Section 4(a)(1) thereof, and that the availability of such exemption depends upon, among other things, the bona fide nature of Buyer’s investment intent as expressed herein.

(f) Buyer acknowledges and understands that the Equity Securities acquired by it hereunder must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Buyer understands that any certificate representing the Equity Securities will be imprinted with a legend which prohibits the transfer of the Equity Securities unless they are registered or, in the opinion of counsel satisfactory to the Company, such registration is not required.

(g) Buyer further acknowledges and confirms that (i) Buyer is capable of bearing the economic risk and burden of its investment in the Equity Securities and the possibility of a complete loss of all of such investment, (ii) at no time was Buyer presented with or solicited by any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement, or any other form of general advertising, (iii) Buyer has substantial experience in investing in securities and therefore has the ability to “fend for itself” in connection with its investment in the Equity Securities, and (iv) Buyer has obtained sufficient information concerning the Company, its business, financial condition and prospects to reach an informed and knowledgeable decision to acquire the Equity Securities.

Section 4.3 Representations and Warranties of DK Blocker and DK Blocker Seller. Each of DK Blocker Seller and DK Blocker hereby jointly and severally, as of the date hereof and as of the Closing, represent and warrant to Buyer as follows:

(a) DK Blocker is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Other than the membership interests in GPM Member, LLC held directly by DK Blocker, and the Membership Interests in the Company owned indirectly by DK Blocker (and, subsequent to the merger of GPM

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Member, LLC and DK Blocker, the Membership Interests in the Company held directly by DK Blocker), DK Blocker does not own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, limited liability company, partnership, joint venture or business association or other entity.

(b) DK Blocker has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder in accordance with and upon the terms and conditions set forth herein. The execution and delivery of this Agreement by DK Blocker, and the consummation by DK Blocker of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary action, and no other proceedings on the part of DK Blocker are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by DK Blocker and the person(s) executing and delivering this Agreement on behalf of DK Blocker are duly authorized to do so. This Agreement constitutes the valid and binding obligation of DK Blocker, enforceable against DK Blocker in accordance with its terms.

(c) The authorized capital stock of DK Blocker consists of 100 shares of common stock (the “DK Blocker Shares”), all of which, as of the date hereof, are issued and outstanding and held (beneficially and of record) by DK Blocker Seller. All outstanding DK Blocker Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by DK Blocker Seller free and clear of all liens, other than transfer restrictions under applicable federal and state securities laws and the Organizational Documents of DK Blocker. As of the date hereof, other than the Participation Agreements, there are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of DK Blocker or obligating DK Blocker to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, DK Blocker. As of the Closing Date, there shall be no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of DK Blocker or obligating DK Blocker to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, DK Blocker. “Participation Agreements” means (i) that certain Participation Agreement, made as of January 1, 2017, by and between GPM Member LLC and Davidson Kempner Long-Term Distressed Opportunities Fund II LP and (ii) that certain Participation Agreement, made as of October 2, 2015, by and between GPM Owner LLC and Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP, in each case, as such agreement may be amended, restated, modified, supplemented, and/or replaced from time to time. From and after the Closing Date, neither Buyer, DK Blocker, nor the Company shall have any obligations under or relating to any Participation Agreement. As of the Closing Date, DK Blocker Seller will be the sole record and beneficial owner of DK Blocker, and no other person or entity will have any economic or other rights (including any participation with respect to the equity of, distributions from, or other economic interests in DK Blocker, GPM Member, or the Membership Interests owned by DK Blocker or GPM Member) with respect to DK Blocker, GPM Member, or the Membership Interests owned by DK Blocker or GPM Member (it being agreed and acknowledged that, as of the Closing Date, the Participation Agreements shall entitle the beneficiaries thereunder to a portion of the consideration to be paid to DK Blocker Seller under this Agreement).

(d) (1) As of the date hereof, GPM Member, LLC is the sole record and beneficial owner of the Membership Interests set forth opposite its name on Exhibit A attached hereto, free and clear of any lien, encumbrance, option, charge, equitable interest or restriction other than as set forth in the Participation Agreements, and (2) as of the Closing Date, DK Blocker shall be the sole record and beneficial owner of the Membership Interests set forth opposite its name on Exhibit A attached hereto, free and clear of any lien, encumbrance, option, charge, equitable interest or restriction; provided, however, that as of the date hereof and as of the Closing Date, the Membership Interests held by GPM Member, LLC and, subsequently following the merger of GPM Member, LLC and DK Blocker, by DK Blocker are and will remain subject to (i) the terms and conditions of the LLC Agreement for so long as the LLC Agreement is in full force and effect, (ii) restrictions on transfer under applicable state and federal securities laws, and (iii) the Ares and PNC Pledge.

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(e) The execution and delivery of this Agreement by DK Blocker does not, and the performance of this Agreement by DK Blocker will not, (i) materially conflict with or violate the Organizational Documents of DK Blocker; (ii) materially conflict with or violate any Law applicable to DK Blocker or by which any of its property or assets is bound or affected; or (iii) result in any material breach of, or constitute a material default (or an event which, with or without notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of DK Blocker pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation binding on DK Blocker.

(f) No consent, approval or authorization of or designation, declaration or filing with any third party or any governmental authority is required on the part of DK Blocker Seller or DK Blocker in connection with the valid execution and delivery of this Agreement or the performance of DK Blocker Seller’s and DK Blocker’s obligations hereunder, other than consents, approvals or authorizations that have been obtained or will have been obtained prior to the Closing.

(g) DK Blocker is in compliance in all material respects with all applicable Laws of applicable Governmental Authorities.

(h) There is no Action pending or, to the knowledge of DK Blocker, threatened in writing against DK Blocker, or any property or asset of DK Blocker (including the Membership Interests directly or indirectly held by it), before any Governmental Authority. Neither DK Blocker nor any material property or asset of DK Blocker is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of DK Blocker, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

(i) To the knowledge of DK Blocker Seller, DK Blocker (i) was formed solely for the purpose of holding the Membership Interests held by it, (ii) has not conducted any business or engaged in any activities other than those related to holding the Membership Interests held by it, (iii) has no assets other than the Membership Interests held by it and (iv) has no liabilities.

(j) DK Blocker does not currently have any employees and, to the knowledge of DK Blocker Seller, DK Blocker has never had any employees.

(k) No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of DK Blocker.

(l) Taxes

(i) DK Blocker is currently, and, to the knowledge of DK Blocker Seller, has been at all times since formation, been treated as a corporation for U.S. federal and state income tax purposes.

(ii) To the knowledge of DK Blocker Seller, DK Blocker (A) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it as of the date hereof and all such filed Tax Returns have been filed in a manner consistent with the information (including IRS Form 1065, Schedule K-1) provided to GPM Member by the Company and by GPM Member and the Company to DK Blocker by the Company; (B) has timely paid all material Taxes (whether or not shown as due on such filed Tax Returns) that DK Blocker is otherwise obligated to pay; (C) has duly and timely paid all material Taxes required to be withheld from any payment to a shareholder, partner, employee or any other person; (D) with respect to all Tax Returns filed by or with respect to DK Blocker, has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (E) does not have any deficiency, audit, examination,

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investigation or other proceeding in respect of Taxes or Tax matters pending or, as of the date of this Agreement, proposed or threatened in writing which, if resolved in the favor of the Taxing authority, would result in a material Tax deficiency; and (F) does not and has not (except for its interest in GPM Member, cash and marketable securities) legally or beneficially own any interests in any other entities or other assets.

(iii) To the knowledge of DK Blocker Seller, DK Blocker does not have any liability for the Taxes of any other person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or by contract.

(iv) To the knowledge of DK Blocker Seller, there are no liens on the assets of DK Blocker as a result of unpaid Taxes.

(v) DK Blocker is not, and to the knowledge of DK Blocker Seller has not been, a party to, or a promoter of, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011- 4(b).

(vi) DK Blocker is not and has not been a U.S. real property holding corporation during five (5) year period ending on the Closing Date as contemplated by Treasury Regulations Section 1.897-2(h).

(vii) References in this Section 4.3(l) to DK Blocker include references to GPM Member, except for clauses 4.3(l)(i) and 4.3(l)(vi) hereof. Prior to the merger of GPM Member into DK Blocker, GPM Member had been at all times since its formation and through the date of the foregoing merger, been treated either as a disregarded entity or a partnership for U.S. federal and state income tax purposes.

(m) DK Blocker Seller has provided Buyer with a true and correct copy of (i) all of the Organizational Documents of DK Blocker and GPM Member and (ii) the Participation Agreements.

ARTICLE 5

CONSENTS, WAIVER, AND RELEASE

Section 5.1 Consent and Waiver. Each Seller, by its execution and delivery hereof, (i) unconditionally and irrevocably consents to all direct or indirect transfers of Equity Securities pursuant to this Agreement or the BCA and (ii) unconditionally and irrevocably waives any right of first offer or other similar right it may enjoy with respect to any Equity Securities (in each case, including with respect to any transfer of Equity Securities pursuant to this Agreement or pursuant to the BCA), whether any of the foregoing rights arise pursuant to the LLC Agreement, any other documents related to such Seller’s rights as a member of the Company, any other Organizational Documents of the Company or DK Blocker, or otherwise.

Section 5.2 Release.

(a) Each Seller acknowledges and agrees, for itself and for its Affiliates or its or their respective administrators, successors, legatees or assigns (“Releasors”), that (i) it has reviewed this Agreement, including Exhibit A and Exhibit B attached hereto, (ii) the consideration payable to such Seller set forth on Exhibit B attached hereto was determined in accordance with the LLC Agreement and represents the total amount of consideration that such Seller is entitled to under the LLC Agreement as a result of the transactions contemplated hereby and by the BCA, and (iii) such Seller has been afforded the opportunity to discuss the foregoing with the Company and outside legal counsel.

(b) Each Seller hereby irrevocably and unconditionally releases and discharges the Company and Buyer, and each of their respective Affiliates, present and former stockholders, members, directors, officers, employees, attorneys and agents, Affiliates of any of the foregoing, and any of their respective successors and assigns, and their heirs, executors, administrators, successors, legatees and assigns (each a “Released Party”) of and from any and all Claims, other than Excluded Claims.

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(c) As used herein:

(i) “Claims” shall mean any and all claims, demands, agreements, contracts, covenants, actions, suits, causes of action, obligations, controversies, debts, costs, expenses, accounts, damages (whether actual, compensatory, direct, consequential or punitive), judgments, losses, liabilities of whatever kind or nature, in Law, equity or otherwise, whether known or unknown, whether or not concealed or hidden, arising from the beginning of time up to immediately prior to the Closing, which such Seller or its Releasors had, may have had, now have or can, shall or may have, for or by reason of any matter, cause, or thing whatsoever, in all cases, arising from or related to such Seller’s Equity Securities, such Seller’s rights and obligations under the LLC Agreement or any claim that the number of shares of Parentco Common Stock to be received by such Seller pursuant to this Agreement shall not have been determined in accordance with the LLC Agreement or otherwise represents inadequate consideration for such Seller’s Equity Securities, against any Released Party, whether asserted, unasserted, absolute, or contingent, known or unknown; and

(ii) “Excluded Claims” shall mean any Claims relating to the gross negligence, willful misconduct, criminal action, or fraud of any Released Party arising on or before the Closing. Each Seller represents and warrants to the Company and Buyer that, as of the date hereof, such Seller has no knowledge of the existence of any Excluded Claim.

ARTICLE 6

COVENANTS

Section 6.1 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement, each of the Parties hereto shall (i) at the request of any other Party hereto, execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting the consummation of the transaction contemplated hereby and (ii) use its reasonable best efforts to take promptly, or cause to be taken, all appropriate actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated hereby, to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated hereby for the purpose of securing for the Parties hereto, the benefits contemplated by this Agreement, including, without limitation, using its reasonable best efforts to obtain all Permits, consents, waivers, approvals, authorizations, qualifications and Orders of Governmental Authorities as are necessary for the consummation of the transactions contemplated hereby.

Section 6.2 Non-Solicitation. Each Seller agrees that such Seller shall (i) be deemed a Representative of the Company for purposes of Section 6.06(a) of the BCA, (ii) not, directly or indirectly, including through any Representative of such Seller, take any action in violation of Section 6.06(a) of the BCA (including any action which the Company is obligated pursuant to Section 6.06(a) of the BCA to instruct its Representatives to cease or not to take), and (iii) if such Seller receives a Company Acquisition Proposal or other offer, proposal, or request described in clause (1) of Section 6.06(a)(ii) of the BCA, provide to Arko notice of such proposal in order for Arko to be able to provide the notice required to be made by it pursuant to such section of the BCA within the timeframe required by such section of the BCA (unless notice has already been provided to Haymaker pursuant to such section of the BCA).

Section 6.3 Confidentiality. Each Seller agrees to continue to be bound by Section 6.3 of the Company’s LLC Agreement as in effect on February 28, 2020, as if such Seller continued to be a “Member” thereunder and such restrictions will continue to apply for a period of five (5) years from and after the Closing Date.

Section 6.4 Transfer Restrictions. During the period beginning on the date hereof through the Closing, each Seller, severally and not jointly, agrees that it shall not, and it shall cause it Affiliates not to, directly or indirectly, (a) sell, assign, transfer (including by operation of law), permit the creation of any lien, pledge,

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dispose of or otherwise encumber any Equity Securities, any Company Shares, or any shares of Haymaker Class A Common Stock, or otherwise agree to do any of the foregoing, (b) deposit any Equity Securities, any Company Shares, or any shares of Haymaker Class A Common Stock into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Equity Securities, any Company Shares, or any shares of Haymaker Class A Common Stock, (d) exercise any warrant or option to acquire an Equity Security, or convert or exchange any convertible or exchangeable Equity Security, or (e) take any action that would have the effect of preventing or disabling such Seller from performing its obligations hereunder, except for, in each case, (i) the completion of the anticipated merger between GPM Member, LLC and DK Blocker with DK Blocker as the surviving entity and (ii) such other arrangements made between a Seller and an Affiliate of such Seller which, in each case, do not cause any representations or warranties of such Seller to be untrue as of the date hereof or as of the Closing and would not have the effect of preventing or disabling such Seller from performing its obligations hereunder. Notwithstanding the foregoing, the provisions of this Section 6.4 will not apply to DK Blocker Seller and its Affiliates with respect to shares of Haymaker Class A Common Stock.

Section 6.5 Tax Matters.

(a) The parties hereto intend that the transfers to Buyer contemplated hereby, together with the transactions contemplated by the BCA, be treated as an exchange under Section 351 of the Code. Buyer, each Seller and their affiliates shall report the transaction in all Tax Returns consistent with the foregoing and shall take no position contrary to the foregoing in any Tax audit or other Action except to the extent required by a final determination of a taxing authority. Sellers are not subject to any agreement to sell or otherwise dispose of any shares of capital stock of Buyer received in the transactions contemplated hereby and do not have any current plan or intention to sell or otherwise dispose of such shares (other than distributions contemplated by Section 351(c) of the Code). The parties will not take any action (other than actions contemplated by this Agreement or the BCA) that is reasonably likely to cause the transactions contemplated hereby and in the BCA, taken together, not to qualify as an exchange under Code Section 351.

(b) Not later than one hundred twenty (120) days following Closing, Buyer shall prepare or cause to be prepared and shall provide to Sellers a draft statement allocating among the assets of the Company, its subsidiaries (i.e., GPM WOC Holdco, LLC as parent to WOC Southeast Holding Corp, Admiral Petroleum Company, Mountain Empire Oil Company, and GPM Petroleum, LLC) and, to the extent applicable, their assets, the consideration provided under this Agreement (including all assumed Liabilities of the Company and its subsidiaries) for purposes of determining the portion of the gain or loss recognized upon the transfer of the Equity Securities pursuant to this Agreement that is attributable to the Company’s “unrealized receivables” and “inventory items” (as such terms are defined in Section 751 of the Code) (the “Allocation Statement”) for each Seller’s review and approval, which shall not be unreasonably be withheld. Buyer and Sellers shall cooperate in good faith to resolve any disagreements regarding the Allocation Statement. In the event any such disagreements cannot be resolved within thirty (30) days, such dispute shall be referred to an independent nationally recognized public accounting firm mutually acceptable to Buyer and Sellers, the costs of which shall be borne fifty percent (50%) by Sellers and fifty percent (50%) by Buyer. Buyer and Sellers shall not take any position on any Tax Return or in the course of any Tax audit or other Action inconsistent with the allocation provided in the Allocation Statement, except as required pursuant to a final determination of a Tax authority.

(c) Buyer shall prepare or cause to be prepared all Tax Returns of the Company and its subsidiaries, DK Blocker and GPM Member for periods ending on or before or including the Closing Date, in each case, the due date of which (taking into account extensions of time to file) is after the Closing Date (the “Buyer Returns”). Buyer shall submit each such Buyer Return that is an income Tax Return of DK Blocker or GPM Member to DK Blocker Seller at least thirty days prior to the due date (taking into account any extensions) of such Buyer Return for Sellers’ review, comment, and approval, which approval shall not be

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unreasonably withheld, conditioned or delayed. All Tax Returns prepared under this Section 6.5(c) shall be prepared and filed in a manner consistent with the past procedures and practices and accounting methods of the Company and its subsidiaries, DK Blocker and GPM Member.

(d) With respect to the preparation of any income Tax Return of the Company and any Company subsidiary that is a partnership for U.S. federal income tax purposes for any taxable period that includes the Closing Date, the allocation of items with respect to such income Tax Return shall be prepared using such allocation methods and conventions as are determined by Buyer and are consistent with Treasury Regulations Section 1.706-4.

(e) Buyer shall cause the Company and any Company subsidiary treated on the Closing Date as a partnership for federal income tax purposes to file an election under Section 754 of the Code, to the extent the Company or such Company subsidiary has not already done so, to apply the provisions of Section 743(b) of the Code to adjust the basis of their assets to the extent permitted in connection with the transactions contemplated by this Agreement.

(f) For purposes of this Agreement, (i) “Code” shall mean the United States Internal Revenue Code of 1986, as amended, (ii) “Pre-Closing Tax Period” means any taxable periods ending on or before or including the Closing Date, (iii) “Tax” and “Taxes” means all federal, state, local, provincial, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties and (iv) “Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement of any kind relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Tax authority.

(g) After the Closing, the Buyer and its Affiliates (including the Company and the Company subsidiaries) shall not (i) amend or otherwise modify any income Tax Return of the Company or any Company subsidiary relating to a Pre-Closing Tax Period, (ii) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect with respect to, income Taxes of the Company and its subsidiaries for any Pre-Closing Tax Period, or (iii) take any other action with respect to a Pre-Closing Tax Period of the Company or any Company subsidiary, unless and to the extent that any such actions described in clause (i) through (iii), individually or in the aggregate, would not cause any Seller to have more than an immaterial amount of additional liability for Taxes with respect to any Pre-Closing Tax Period.

(h) Notwithstanding any other provision of this Agreement, after the Closing, the Company shall comply with, and shall cause the Tax Matters Member thereunder to comply with, the provisions of Section 10.3.2 of the LLC Agreement in effect as of the date hereof. Notwithstanding anything to the contrary herein, the parties hereto agree that this Agreement incorporates the provisions of Section 10.3.2 of the LLC Agreement in effect as of the date hereof and such provisions shall remain effective with respect to the parties hereto without regard as to whether the LLC Agreement is amended, terminated or otherwise rendered ineffective for any other purpose.

(i) Buyer, the Company and the Company subsidiaries, DK Blocker, Sellers, and each of their Affiliates shall cooperate fully, as and to the extent reasonably requested by any of them, in connection with the preparation and filing of Tax Returns pursuant to Section 6.5(b) and any audit, litigation or other proceeding with respect to Taxes of DK Blocker, the Company and the Company subsidiaries. Such cooperation shall include the retention and the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company shall, and shall cause the

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Company subsidiaries to, retain all books and records with respect to Tax matters pertinent to the Company or its subsidiaries relating to any Pre-Closing Tax Period until the expiration of the applicable statute of limitations and shall abide by all record retention agreements entered into with any Tax authority.

(j) Tax Distributions.

(i) With respect to Membership Interests other than Membership Interests previously held by GPM Member, after the Closing, the Company shall pay Tax Distributions under Section 5.7 of the LLC Agreement to the Sellers of such Membership Interests with respect to their respective unpaid Tax Liability Amounts under the LLC Agreement as determined through the Closing Date.

(ii) (A) Subject to subclause (B) below, with respect to Membership Interests previously held by GPM Member, after the Closing, the Company shall pay Tax Distributions under Section 5.7 of the LLC Agreement to DK Blocker with respect to GPM Member’s unpaid Tax Liability Amount under the LLC Agreement as determined through the Closing Date. (B) Notwithstanding subclause (A) above, the amount of the Tax Distribution paid to DK Blocker pursuant to subclause (A) above shall not exceed DK Blocker’s share of GPM Member’s unpaid Tax Liability Amount, taking into account the provisions of GPM Member’s governing documents and as determined by DK Blocker. (C) After the Closing the Company shall pay to Davidson Kempner Long-Term Distressed Opportunities Fund II LP, a Delaware limited partnership (“DKLT”) as a Tax Distribution the excess, if any, of the amount determined under subclause (A) above, over the amount determined under subclause (B) above. Tax Distributions under this paragraph (ii) shall be treated as if they were made by the Company to GPM Member, and then by GPM Member to DK Blocker and DKLT for their respective amounts.

(iii) Estimates of Tax Distributions under this Section 6.5(i) as determined by the Company shall be paid no later than the dates provided for in the LLC Agreement and thereafter no later than April 15, 2021 (or if the due date for making final tax payments for individuals with respect to calendar year 2020 is postponed by a change in applicable law, such later date as may apply pursuant to such change). Final Tax Distributions under this Section 6.5(i) shall be determined and paid by the Company no later than the extended due date of the Company’s federal partnership income Tax return for 2020. If the final amount of Tax Distributions payable to a payee hereunder as determined by the Company is greater than the estimated amounts previously paid to the payee hereunder, then the Company shall pay the difference to the payee. If the final amount of Tax Distributions payable to a payee hereunder as determined by the Company is less than the estimated amounts previously paid to the payee hereunder, the payee shall promptly reimburse the difference to the Company upon the Company’s written demand for such payment.

(iv) Tax Distributions paid to DK Blocker under this Section 6.5(i) shall be retained by DK Blocker and shall not be distributed to DK Blocker Seller. The amount of Taxes owed by DK Blocker under Section 6.6(ii) shall be calculated net of the net Tax Distribution paid to DK Blocker under paragraphs (ii) and (iii) above.

Section 6.6 Indemnification by DK Blocker Seller. DK Blocker Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (which shall include Buyer, the Company, DK Blocker and their respective Affiliates after the Closing) and their respective partners, members, directors, officers, managers, shareholders, employees, successors and assigns (collectively, the “Indemnified Parties”) from and against any and all Losses arising out of or resulting from (i) the failure of any of the representations or warranties made by DK Blocker Seller or DK Blocker in Section 4.3 to be true and correct as of the date of this Agreement and as of the Closing (except to the extent such representations or warranties speak to a different date, in which case as of such specified date) and (ii) any Taxes of DK Blocker (including Taxes of GPM Member for which DK Blocker is liable) that have been incurred or are accrued (or should have been accrued) but are unpaid as of the Closing Date, based on a closing of the books method at the end of the Closing Date including Taxes attributable to allocation of items of the Company, GPM Member and their direct and indirect subsidiaries for periods or portions of periods ending before or on the Closing Date (with allocations by the Company and its direct and indirect subsidiaries being determined pursuant to Section 6.5(d) above), and including costs and expenses

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incurred in connection with the defense of any Tax audit or other Tax proceeding relating to Taxes that would be indemnifiable Taxes under this clause. “Losses” means, collectively, any loss, liability, damages, diminution of value, cost or expense (including reasonable legal fees and expenses), including any costs incurred to enforce the obligations under this Section 6.6. For purposes of this Section 6.6, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality or knowledge qualification contained in or otherwise applicable to such representation or warranty (except for the knowledge qualifier in Section 4.3(h) as it relates to threatened Actions). Notwithstanding the foregoing, and for the avoidance of doubt, the indemnification set forth in this Section 6.6 shall not include indemnification for corporate Taxes on the unrealized gain (whether accrued or unaccrued) in DK Blocker at the Closing.

Section 6.7 Support Obligations. Each Seller, by this Agreement, with respect to any equity securities held by such Seller or its Affiliates in Arko and/or Haymaker, to the extent applicable, severally and not jointly, hereby agrees (and agrees to execute such documents or certificates evidencing such agreement as Haymaker may reasonably request in connection therewith), if (and only if) each of the Approval Conditions shall have been met, to vote, and to cause its Affiliates to vote, in person, by proxy or voting card (and to be counted as present thereat for purposes of calculating a quorum), at any meeting of the shareholders of Arko and/or Haymaker (including any adjournment or postponement thereof), and in any action by written consent of the shareholders of Arko and/or Haymaker, all of such Seller’s Equity Securities and any equity securities held by such Seller or its Affiliates in Arko and/or Haymaker, to the extent applicable, (a) in favor of the approval and adoption of the BCA, the Transaction Documents, and the transactions contemplated by the BCA and the Transaction Documents, including the First Merger and the Second Merger, (b) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the BCA and considered and voted upon by the shareholders of Arko and/or Haymaker, (c) in favor of any proposal to adjourn or postpone to a later date any meeting of the shareholders of Arko and/or Haymaker at which any of the foregoing matters are submitted for consideration and vote of the shareholders of Arko or Haymaker (as the case may be) if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (d) against any action, agreement or transaction (other than the BCA or the transactions contemplated thereby) or proposal that would reasonably be expected to (i) prevent, impede, delay, or adversely affect in any material respect the transactions contemplated by the BCA or any Transaction Document or (ii) result in the failure of the transactions contemplated by the BCA to be consummated. Each Seller acknowledges receipt and review of a copy of the BCA. For purposes of this Agreement, “Approval Conditions” shall mean the Board of Directors of ARKO did not, in compliance with the provisions of the BCA, effect a Company Adverse Approval Change.

Section 6.8 Information. DK Blocker, GPM Member, and each Seller shall, severally and not jointly, furnish all information concerning itself (and (a) DK Blocker Seller shall provide such information with respect to DK Blocker and (b) DK Blocker shall provide such information with respect to GPM Member) as Haymaker or Arko may reasonably request in connection with the preparation, filing and distribution of the Haymaker Proxy Statement/Prospectus, the Registration Statement, and/or the Company Proxy Statement, and any other Company Reporting Documents or Haymaker SEC Reports filed or required to be filed in connection with the Transactions and their consummation (collectively, the “Transaction Filings”). DK Blocker, GPM Member, and each Seller agrees, severally and not jointly, that the information supplied by it (it being understood that information provided with respect to DK Blocker shall be deemed to have been provided by DK Blocker Seller and information provided with respect to GPM Member shall be deemed to have been provided by DK Blocker Seller) for inclusion in any of the Transaction Filings shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Haymaker Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Haymaker, (iii) the time the Company Proxy Statement (or any amendment thereof or supplement thereto) or any other Company Reporting Documents filed or required to be filed in connection with the Transaction and their consummation is first filed with TASE and ISA, (iv) the time of the Haymaker Stockholders’ Meeting or the Company Shareholders’ Meeting, (v) the time any other Haymaker SEC Report is filed or required to be filed in connection with the Transaction and their consummation is first filed with the SEC, and/or (vi) the First Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in

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light of the circumstances under which they were made, not misleading. If, at any time prior to the First Effective Time, any event or circumstance should be discovered by DK Blocker or any Seller as to itself (or discovered with respect to DK Blocker by DK Blocker Seller) which is required to be set forth in an amendment or a supplement to the applicable Transaction Filing by the applicable requirements of the ISL, the TASE, the Securities Act and the rules and regulations thereunder, or the Exchange Act and the rules and regulations thereunder, DK Blocker or such Seller shall promptly inform Haymaker.

Section 6.9 GPM Member Merger. Prior to the Closing Date, DK Blocker Seller shall cause GPM Member to merger with and into DK Blocker, with DK Seller as the surviving entity in such merger (the “GPM Member Merger”). All documentation with respect to the GPM Member Merger shall be in form and substance reasonably acceptable to Buyer.

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.1 Conditions of Each Party. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a) the applicable conditions to closing under ARTICLE VII of the BCA shall have been satisfied (as determined by the parties to the BCA) or waived by the applicable parties to the BCA, in each case prior to the Outside Date (as defined in the BCA and including any extensions provided for in the BCA) (other than, in each case, (A) those conditions that by their nature are to be satisfied at the closing under the BCA (provided that such conditions are capable of being satisfied at such closing or are waived at or prior to such closing) and (B) the condition pursuant to Section 7.01(i) of the BCA), and the transactions contemplated by the BCA shall be consummated substantially concurrently herewith;

(b) all representations and warranties of Buyer (solely as a condition to Sellers’ obligations) and each Seller (solely as a condition to Buyer’s obligations) contained in this Agreement shall be true and correct in all material respects as of the Closing, and consummation of the Closing shall constitute a reaffirmation by each of Buyer and each Seller of each of the representations, warranties and agreements of each such Party contained in this Agreement as of the Closing; and

(c) the Buyer shall pay and reimburse each Seller for its reasonable and documented expenses (including without limitation, reasonable and documented costs and expenses of counsel, accountants, consultants and other advisors) incurred by such Seller or its Affiliates in connection with the negotiation, preparation and consummation of this Agreement and any of the transactions or documents contemplated hereby; provided that reasonable documentation of such expenses has been provided to the Buyer at least three business days prior to the Closing.

ARTICLE 8

TERMINATION

Section 8.1 Termination. This Agreement shall be immediately terminated without further force or effect in the event the BCA is terminated.

Section 8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of any Party or their respective officers, directors, equityholders or Affiliates, except (i) as expressly set forth in the BCA, (ii) that nothing in this Section 8.2 shall relieve any Party from any liability or obligation for any

F-16

knowing and intentional breach of this Agreement prior to such termination (including the right of one Party to compel specific performance by another Party of its obligations under this Agreement), and (iii) that the covenants and agreements set forth in this Section 8.2 and ARTICLE 10 shall survive such termination of this Agreement indefinitely and shall remain in full force and effect.

ARTICLE 9

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 9.1 Survival of Representations and Warranties. The representations and warranties contained in Section 4.1(a), (c), (e), and (g), Section 4.2(a), Section 4.3(a), (b), (c), (d), (e), (f), (g), (i), (j), (k), (l), and (m), and Section 5.2(c)(ii) of this Agreement shall survive the Closing thorough the expiration of the statute of limitations applicable thereto. The representations and warranties contained in the other sections of this Agreement shall survive the Closing for a period of 36 months. The covenants contained in this Agreement shall survive the Closing in accordance with their terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the indemnified party to the indemnifying party prior to the expiration date of the applicable survival period shall not be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

ARTICLE 10

MISCELLANEOUS

Section 10.1 No Reliance. In making its decision to sell its Equity Securities, each Seller is relying solely on its own knowledge and experience and the representations, warranties and agreements of Buyer (and not on any information provided by the Company or its agents). In making its decision to purchase the Equity Securities, Buyer is relying solely on its own knowledge and experience and the representations, warranties and agreements of Sellers and the representations, warranties, and agreements contained in the BCA and the other Transaction Documents.

Section 10.2 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that state.

Section 10.3 Jurisdiction and Venue. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court, or if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware. The Parties hereto hereby (a) submit to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

Section 10.4 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS

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CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4.

Section 10.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.5):

If to Buyer or Haymaker, to it at:

Haymaker Acquisition Corp. II

650 Fifth Avenue, 10th Floor

New York, NY 10019

Attention: Christopher Bradley

Email: cbradley@mistralequity.com

with a copy (which shall not constitute effective notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

Attention: Sidney Burke

Email: sidney.burke@dlapiper.com

If to a Seller, to the address set forth for such Seller on the signature page hereof.

Section 10.6 Amendments. No amendment or modification of the terms and conditions of this Agreement shall be valid unless in writing and signed by Buyer and Sellers entitled to receive a majority of the shares of Parentco Common Stock under this Agreement; provided that no such amendment may, without the consent of such affected Seller, adversely affect the economic rights of a Seller in a manner that is disproportionate (based on the implied enterprise value of the Company) relative to the other Sellers. Any amendment effected in accordance with this Section 10.6 shall be binding upon all Parties and each of their respective successors and assigns.

Section 10.7 Entire Agreement. This Agreement, the BCA, and any confidentiality agreements between any of the Parties constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

Section 10.8 Parties in Interest; Assigns. This Agreement, shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Buyer may assign any of its rights and obligations under this Agreement to its Affiliate. The rights and obligations of Sellers under this Agreement may only be assigned with the prior written consent of Buyer.

Section 10.9 Waiver. No delay or failure to enforce any provision of this Agreement shall be construed as a waiver of any such provision as to that or any other instance. No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

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Section 10.10 Severable Provisions. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.11 Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.12 Expenses. The Buyer shall pay and reimburse each Seller for its reasonable and documented expenses (including without limitation, reasonable and documented costs and expenses of counsel, accountants, consultants and other advisors) incurred by such Seller or its Affiliates in connection with the negotiation, preparation and consummation of this Agreement and any of the transactions or documents contemplated hereby as well as any amendments to this Agreement requested or agreed to by Buyer.

Section 10.13 Claims Against Trust Fund.

(a) Each party hereto understands that, except for a portion of the interest earned on the amounts held in the Trust Fund, Haymaker may disburse or cause to be disbursed monies from the Trust Fund only: (i) to Redeeming Stockholders who exercise their Redemption Rights or in the event of the dissolution and liquidation of Haymaker; (ii) to Haymaker (less Haymaker’s deferred underwriting compensation only) after Haymaker consummates a business combination; or (iii) as consideration to the sellers of a target business with which Haymaker completes a business combination.

(b) Each party hereto agrees that, notwithstanding any other provision contained in this Agreement or any other Transaction Document, such party does not now have, and shall not at any time prior to the First Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between such party on the one hand, and Haymaker on the other hand, this Agreement, any other Transaction Document, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 10.13(b) as the “Claims”). Notwithstanding any other provision contained in this Agreement or any other Transaction Document, each party hereto hereby irrevocably waives any Claim it may have, now or in the future (in each case, however, prior to the First Effective Time), and will not seek recourse against the Trust Fund (including any distributions therefrom) for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit or limit such party from (i) pursuing a claim against Haymaker or the stockholders of Haymaker pursuant to Section 10.14 of this Agreement for specific performance or other equitable relief (but not any monetary relief) in connection with the transactions contemplated by this Agreement or (ii) pursuing any claims that such party may have against Haymaker’s assets or funds that are not held in the Trust Fund. In the event that a party hereto commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Haymaker or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Fund (including any distribution therefrom) or Haymaker’s public stockholders, whether in the form of money damages or injunctive relief, Haymaker and its Representatives, as applicable, shall be entitled to recover from such party (or (A) in the case of DK Blocker, from DK Blocker Seller and (B) in the case of GPM Member, from GPM Member Seller, DK Blocker, and/or DK Blocker Seller) the associated legal fees and costs in connection with any such action, in the event Haymaker or its Representatives, as applicable, prevails in such action or proceeding.

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Section 10.14 Remedies. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Delaware Chancery Court or, if that court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 10.15 Several Obligations. The Parties acknowledge and agree that the obligations of each Seller under this Agreement are several, not joint, and no Seller shall have any responsibility or obligation whatsoever for any other Seller.

Remainder of page intentionally left blank

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

Buyer:

ARKO Corp.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

Haymaker:

Haymaker Acquisition Corp. II

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

[Signature Page to the Equity Purchase Agreement]

Sellers:

GPM HP SCF Investor, LLC

By:	/s/ Sean Murphy
Name: Sean Murphy
Title: Authorized Person

Notice information:

Address:

c/o Harvest Partners Structured Capital Fund, L.P.

280 Park Avenue, 26th Floor West

New York, NY 10017

Attention:	Sean Murphy

Email:	SMurphy@HarvestPartners.com

[Signature Page to the Equity Purchase Agreement]

ARCC Blocker II LLC

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

CADC Blocker Corp.

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

Ares Centre Street Partnership, L.P.

By:	Ares Centre Street GP, Inc., as general partner

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

Ares Private Credit Solutions, L.P.

By:	General Partner

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

Ares PCS Holdings Inc.

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

Ares ND Credit Strategies Fund LLC

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

Ares Credit Strategies Insurance Dedicated Fund Series Interests of SALI Multi-Series Fund, L.P.

By:	General Partner

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

Ares SDL Blocker Holdings LLC

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

Ares SFERS Credit Strategies Fund LLC

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

Ares Direct Finance I LP

By: General Partner

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

Ares Capital Corporation

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: Authorized Signatory

Notice information:

Address:

c/o Ares Capital Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Attention:	Brian Goldman

Email:	goldman@aresmgmt.com

[Signature Page to the Equity Purchase Agreement]

DK Blocker Seller:

GPM Owner, LLC

By:	/s/ Avram Z. Friedman
Name: Avram Z. Friedman
Title: Authorized Person

DK Blocker:

GPM Holdings, Inc.

By:	/s/ Avram Z. Friedman
Name: Avram Z. Friedman
Title: Authorized Person

GPM Member:

GPM Member, LLC

By:	/s/ Avram Z. Friedman
Name: Avram Z. Friedman
Title: Authorized Person

Notice information:

Address:

c/o Davidson Kempner Capital Management

520 Madison Avenue, 30th Floor

New York, New York 10022

Attention:	Avram Z. Friedman and Kevin Dibble

Email:	afriedman@dkp.com; kdibble@dkp.com

[Signature Page to the Equity Purchase Agreement]

Annex G

ARKO CORP.

2020 INCENTIVE COMPENSATION PLAN

ARKO CORP.

2020 INCENTIVE COMPENSATION PLAN

G-i

ARKO CORP.

2020 INCENTIVE COMPENSATION PLAN

1.    Purpose. The purpose of this ARKO CORP. 2020 INCENTIVE COMPENSATION PLAN, as may be amended from time to time (the “Plan”) is to assist ARKO CORP., a Delaware corporation (the “Company”), and its Related Entities (as hereinafter defined) in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its Related Entities by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s shareholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value.

2.    Definitions. For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof and elsewhere herein.

(a)    Arko Ordinary Shares” shall mean those ordinary shares of ARKO Holdings Ltd., a company organized under the laws of the State of Israel.

(b)    “Award” shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Share granted as a bonus or in lieu of another Award, Dividend Equivalent, Other Stock-Based Award or Performance Award, together with any other right or interest relating to Shares or other property (including cash), granted to a Participant under the Plan.

(c)    “Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder.

(d)    “Beneficiary” shall mean the person, persons, trust or trusts that have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof. If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the Participant’s estate.

(e)    “Beneficial Owner” and “Beneficial Ownership” shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(f)    “Board” shall mean the Board of Directors of the Company.

(g)    “Business Combination” shall mean those transactions consummated in accordance with that certain Business Combination Agreement, dated September 8, 2020, by and among the Company, Haymaker Acquisition Corp. II, a Delaware corporation, Punch US Sub, Inc., a Delaware corporation, Punch Sub Ltd., a company organized under the laws of the State of Israel, and ARKO Holdings Ltd., a company organized under the laws of the State of Israel, as amended, restated, and/or modified from time to time.

(h)    “Cause” shall have the equivalent meaning or the same meaning as “cause” or “for cause” set forth in any employment, consulting, or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the failure by the Participant to perform, in a reasonable manner, his or her duties as assigned by the Company or a Related Entity, (ii) any violation or breach by the Participant of his or her employment, consulting or other similar agreement with the Company or a Related Entity, if any, (iii) any violation or breach by the Participant of any non-competition, non-solicitation, non-disclosure and/or other similar agreement with the Company or a Related Entity which, if there is a cure right in the applicable agreement, is not cured in accordance with such agreement, (iv) any act by the Participant of dishonesty or bad faith with respect to the Company or a Related Entity, (v) use of alcohol, drugs or other similar substances in a manner that adversely affects the Participant’s work performance, or (vi) the commission by the Participant of any act, misdemeanor, or crime reflecting unfavorably upon the Participant or the Company or any Related Entity. The good faith determination by the Committee of whether the Participant’s Continuous Service was terminated by the Company for “Cause” shall be final and binding for all purposes hereunder.

(i)    “Change in Control” shall mean a Change in Control as defined in Section 9(b) of the Plan.

(j)    “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(k)    “Committee” shall mean a committee designated by the Board to administer the Plan; provided, however, that if the Board fails to designate a committee or if there are no longer any members on the committee so designated by the Board, or for any other reason determined by the Board, then the Board shall serve as the Committee. While it is intended that the Committee shall consist of at least two directors, each of whom shall be (i) a “non-employee director” within the meaning of Rule 16b-3 (or any successor rule) under the Exchange Act, unless administration of the Plan by “non-employee directors” is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan and (ii) “Independent”, the failure of the Committee to be so comprised shall not invalidate any Award that otherwise satisfies the terms of the Plan.

(l)     “Consultant” shall mean any consultant or advisor who provides services to the Company or any Related Entity, so long as (i) such person renders bona fide services that are not in connection with the offer and sale of the Company’s securities in a capital-raising transaction, (ii) such person does not directly or indirectly promote or maintain a market for the Company’s securities, and (iii) the identity of such person would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act of 1933 or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933.

(m)    “Continuous Service” shall “mean the uninterrupted provision of services to the Company or any Related Entity in any capacity of Employee, Director, Consultant or other service provider. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence (including, without limitation, sick leave, military leave, or any other authorized personal leave), (ii) transfers among the Company, any Related Entities, or any successor entities, in any capacity of Employee, Director, Consultant or other service provider, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director, Consultant or other service provider (except as otherwise provided in the Award Agreement).

(n)     “Director” shall mean a member of the Board or the board of directors of any Related Entity.

(o)    “Disability” shall mean, unless otherwise defined in an Award Agreement, for purposes of the exercise of an Incentive Stock Option, a permanent and total disability, within the meaning of Code Section 22(e)(3), and for all other purposes, the Participant’s inability to perform the duties of his or her position with the Company or any Related Entity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(p)     “Dividend Equivalent” shall mean a right, granted to a Participant under Section 6(g) hereof, to receive cash, Shares, other Awards or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

(q)     “Effective Date” shall mean the effective date of the Plan, which shall be                     , 2020.

(r)    “Eligible Person” shall mean each Director, Employee, Consultant and other person who provides services to the Company or any Related Entity. The foregoing notwithstanding, only Employees of the Company, or any parent corporation or subsidiary corporation of the Company (as those terms are defined in Sections 424(e) and (f) of the Code, respectively), shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An Employee on leave of absence may, in the discretion of the Committee, be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

(s)    “Employee” shall mean any person, including an officer or Director, who is an employee of the Company or any Related Entity, or is a prospective employee of the Company or any Related Entity (conditioned upon and effective not earlier than, such person becoming an employee of the Company or any Related Entity). The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(t)    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(u)    “Fair Market Value” shall mean the fair market value of Shares, Awards or other property on the date as of which the value is being determined, as determined by the Committee, or under procedures established by the Committee, subject to the following:

(i)    If, on such date, the Shares are listed on an international, national or regional securities exchange or market system, the Fair Market Value of a Share shall be the closing price of a Share (or the mean of the closing bid and asked prices of a Share if the Share is so quoted instead) as quoted on the applicable exchange or system, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Share has traded on such exchange or system, the date on which the Fair Market Value shall be established shall be the last day on which the Share was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its discretion

(ii)    If, on such date, the Shares are not listed on an international, national or regional securities exchange or market system but is traded on an over-the-counter market, the Fair Market Value of a Share shall be the average of the closing bid and asked prices for Shares or, if no closing bid and asked prices, the last closing price, in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market.

(iii)    If, on such date, the Shares are not listed on an international, national or regional securities exchange or market system and are not traded on an over-the-counter market, the Fair Market Value of a Share shall be as determined by the Board in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

(v)    “Good Reason” shall, with respect to any Participant, have the equivalent meaning or the same meaning as “good reason” or “for good reason” set forth in any employment, consulting or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the assignment to the Participant of any duties inconsistent in any material respect with the Participant’s duties or responsibilities as assigned by the Company or a Related Entity, or any other action by the Company or a Related Entity which results in a material diminution in such duties or responsibilities, excluding for this purpose an action which is remedied by the Company or a Related Entity promptly after receipt of notice thereof given by the Participant; (ii) any material failure by the Company or a Related Entity to comply with its obligations to the Participant as agreed upon, other than a failure which is remedied by the Company or a Related Entity promptly after receipt of notice thereof given by the Participant; (iii) the Company’s or Related Entity’s requiring the Participant to be based at any office or location outside of one hundred (100) miles from the location of employment or service as of the date of Award, except for travel reasonably required in the performance of the Participant’s responsibilities; or (iv) a material breach by the Company or any Related Entity of any employment, consulting or other agreement under which the Participant provides services to the Company or any Related Entity. For purposes of this Plan, upon termination of a Participant’s Continuous Service, Good Reason shall not be deemed to exist unless the Participant’s termination of Continuous Service for Good Reason occurs within sixty (60) days following the initial existence of one of the conditions specified in clauses (i) through (iv) above, the Participant provides the Company or the Related Entity for which the Participant provides services with written notice of the existence of such condition with thirty (30) days after the initial existence of the condition, and the Company fails to remedy the condition within thirty (30) days after its receipt of notice.

(w)    “Incentive Stock Option” shall mean any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(x)    “Independent” when referring to either the Board or members of the Committee, shall have the same meaning as used in the rules of the Listing Market.

(y)    “Incumbent Board” shall mean the Incumbent Board as defined in Section 9(b)(ii) hereof.

(z)    “Listing Market” shall mean the international or national securities exchange on which any securities of the Company are listed for trading, and if not listed for trading, by the rules of the NASDAQ Stock Market.

(aa)    “Option” shall mean a right granted to a Participant under Section 6(b) hereof, to purchase Shares or other Awards at a specified price during specified time periods.

(bb)    “Optionee” shall mean a person to whom an Option is granted under this Plan or any person who succeeds to the rights of such person under this Plan.

(cc)    “Other Stock-Based Awards” shall mean Awards granted to a Participant under Section 6(i) hereof.

(dd)    “Parent” shall mean any corporation (other than the Company), whether now or hereafter existing, in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns stock possessing 50% or more of the combined voting power of all classes of stock in one of the other corporations in the chain.

(ee)    “Participant” shall mean a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(ff)    “Performance Award” shall mean any Award granted pursuant to Section 6(h) hereof.

(gg)    “Performance Period” shall mean that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

(hh)    “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof and shall include a “group” as defined in Section 13(d) thereof.

(ii)    “Related Entity” shall mean any Parent or Subsidiary, and any business, corporation, partnership, limited liability company or other entity designated by the Committee in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly and with respect to which the Company may offer or sell securities pursuant to the Plan in reliance upon either Rule 701 under the Securities Act of 1933 or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933.

(jj)    “Restricted Stock” shall mean any Share issued with such risks of forfeiture and other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(kk)    “Restricted Stock Award” shall mean an Award granted to a Participant under Section 6(d) hereof.

(ll)    “Restricted Stock Unit” shall mean a right to receive Shares, including Restricted Stock, cash measured based upon the value of Shares, or a combination thereof, at the end of a specified deferral period.

(kk)    “Restricted Stock Unit Award” shall mean an Award of Restricted Stock Units granted to a Participant under Section 6(e) hereof.

(ll)    “Restriction Period” shall mean the period of time specified by the Committee that Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose.

(mm)    “Rule 16b-3” shall mean Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(nn)     “Shares” shall mean the shares of common stock of the Company, in each case, and such other securities as may be substituted (or resubstituted) for Shares pursuant to Section 10(c) hereof.

(oo)    “Stock Appreciation Right” shall mean a right granted to a Participant under Section 6(c) hereof.

(rr)    “Subsidiary” shall mean any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% or more of the assets on liquidation or dissolution.

(ss)    “Substitute Awards” shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, Awards previously granted, or the right or obligation to make future Awards, by a company (i) acquired by the Company or any Related Entity, (ii) which becomes a Related Entity after the date hereof, or (iii) with which the Company or any Related Entity combines.

3.    Administration.

(a)    Authority of the Committee. The Plan shall be administered by the Committee except to the extent (and subject to the limitations imposed by Section 3(b) hereof) the Board elects to administer the Plan, in which case the Plan shall be administered by only those members of the Board who are Independent members of the Board, in which case references herein to the “Committee” shall be deemed to include references to the Independent members of the Board. The Committee shall have full and final authority, subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein, and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. In exercising any discretion granted to the Committee under the Plan or pursuant to any Award, the Committee shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person or Participant in a manner consistent with the treatment of any other Eligible Persons or Participants. Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Related Entity or any Participant or Beneficiary, or any transferee under Section 10(b) hereof or any other person claiming rights from or through any of the foregoing persons or entities.

(b)    Manner of Exercise of Committee Authority. The Committee, and not the Board, shall exercise sole and exclusive discretion (i) on any matter relating to a Participant then subject to Section 16 of the Exchange Act with respect to the Company to the extent necessary in order that transactions by such Participant shall be exempt under Rule 16b-3 under the Exchange Ac, and (ii) with respect to any Award to an Independent Director. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to members of the Board, or officers or managers of the Company or any Related Entity, or committees thereof, the authority, subject to such terms and limitations as the Committee shall determine, to perform such functions, including administrative functions as the Committee may determine to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company. The Committee may appoint agents to assist it in administering the Plan, including, without limitation, appointing one or more members of the Company’s management, with the power or authority otherwise granted to the Committee under this Plan with respect to a number of Shares reserved and available for delivery under the Plan, subject to the terms and limitations of such power or authority as determined by the Committee in its sole and absolute discretion. In no event, however, may an agent appointed by the Committee to assist it in administering the Plan be permitted to grant Awards to, or exercise any discretion with respect to any and all other matters relating to Awards previously granted to, himself or herself.

(c)    Limitation of Liability. The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee, the Company’s independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Committee or the Board, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4.    Shares Subject to Plan.

(a)    Limitation on Overall Number of Shares Available for Delivery Under Plan. Subject to adjustment as provided in Section 10(c) hereof, the total number of Shares reserved and available for delivery under the Plan shall be equal to                     1, plus the number of Shares that are issued in connection with the Business Combination in exchange of ARKO Ordinary Shares (including Arko Ordinary Shares issued pursuant to restricted shares units that were outstanding immediately prior to the consummation of the Business Combination) that are held by a trustee in order to receive favorable tax treatment under Israel laws in accordance with and subject to the terms and conditions set forth in the Israeli Appendix attached to the 2020 Plan. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

(b)    Application of Limitation to Grants of Awards. No Award may be granted if the number of Shares to be delivered in connection with such an Award exceeds the number of Shares remaining available for delivery under the Plan, minus the number of Shares that would be counted against the limit upon settlement of then outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate

[1]	NTD: Insert number equal to 10% of the issued and outstanding shares of the Company as of the Effective Date.

counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of Shares previously counted in connection with an Award.

(c)    Availability of Shares Not Delivered under Awards and Adjustments to Limits.

(i)    If any Shares subject to an Award are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares to which those Awards were subject, shall, to the extent of such forfeiture, expiration, termination, non-issuance or cash settlement, again be available for delivery with respect to Awards under the Plan.

(ii)    The full number of Shares subject to an Option granted under this Plan shall count against the number of Shares remaining available for issuance pursuant to Awards granted under the Plan, even if the exercise price of the Option is satisfied through net-settlement or by delivering Shares to the Company (by either actual delivery or attestation). Upon exercise of Stock Appreciation Rights granted under the Plan that are settled in Shares, the full number of Stock Appreciation Rights (rather than the net number of Shares actually delivered upon exercise) shall count against the maximum number of Shares remaining available for issuance pursuant to Awards granted under the Plan.

(iii)    Shares withheld from an Award granted under this Plan to satisfy tax withholding requirements shall count against the maximum number of Shares remaining available for issuance pursuant to Awards granted under the Plan, and Shares delivered by a participant to satisfy tax withholding requirements shall not be added back to the Plan Share pool.

(iv)    Substitute Awards shall not reduce the Shares authorized for delivery under the Plan or authorized for delivery to a Participant in any period. Additionally, in the event that an entity acquired by the Company or any Related Entity or with which the Company or any Related Entity combines has shares available under a pre-existing plan approved by its shareholders and not adopted in contemplation of such acquisition or combination, the shares available for delivery pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for delivery under the Plan if and to the extent that the use of such Shares would not require approval of the Company’s shareholders under the rules of the Listing Market. Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

(v)    Any Share that again becomes available for delivery pursuant to this Section 4(c) shall be added back as one (1) Share.

(vi)    Notwithstanding anything in this Section 4(c) to the contrary but subject to adjustment as provided in Section 10(c) hereof, the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of the Incentive Stock Options shall be                     2 Shares. In no event shall any Incentive Stock Options be granted under the Plan after the tenth anniversary of the date on which the Board adopts the Plan.

(vii)    Notwithstanding anything in this Section 4 to the contrary, but subject to adjustment as provided in Section 10(c) hereof, in any fiscal year of the Company during any part of which the Plan is in effect, no Participant who is a Director but is not also an Employee or Consultant may be granted any Awards that have

[2]	NTD: Insert the same number as set forth in Section 4(a).

a “fair value” as of the date of grant, as determined in accordance with FASB ASC Topic 718 (or any other applicable accounting guidance), that exceeds $350,000 in the aggregate.

5.    Eligibility. Awards may be granted under the Plan only to Eligible Persons.

6.    Specific Terms of Awards.

(a)    General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(e) hereof), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of the Participant’s Continuous Service and terms permitting a Participant to make elections relating to his or her Award. Except as otherwise expressly provided herein, the Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan. Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of the laws of the State of Delaware, no consideration other than services may be required for the grant (as opposed to the exercise) of any Award.

(b)    Options. The Committee is authorized to grant Options to any Eligible Person on the following terms and conditions:

(i)    Exercise Price. Other than in connection with Substitute Awards, the exercise price per Share purchasable under an Option shall be determined by the Committee, provided that such exercise price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of the Option and shall not, in any event, be less than the par value of a Share on the date of grant of the Option. If an Employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no less than 110% of the Fair Market Value of a Share on the date such Incentive Stock Option is granted. Other than pursuant to Section 10(c)(i) and (ii) of this Plan, the Committee shall not be permitted to (A) lower the exercise price per Share of an Option after it is granted, (B) cancel an Option when the exercise price per Share exceeds the Fair Market Value of the underlying Shares in exchange for cash or another Award (other than in connection with Substitute Awards), (C) cancel an outstanding Option in exchange for an Option with an exercise price that is less than the exercise price of the original Options or (D) take any other action with respect to an Option that may be treated as a repricing pursuant to the applicable rules of the Listing Market, without approval of the Company’s shareholders.

(ii)    Time and Method of Exercise. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method by which notice of exercise is to be given and the form of exercise notice to be used, the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the methods by which the exercise price may be paid or deemed to be paid (including in the discretion of the Committee a cashless exercise procedure), the form of such payment, including, without limitation, cash, Shares (including without limitation the withholding of Shares otherwise deliverable pursuant to the Award), other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis provided that such deferred payments are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law), and the methods by or forms in which Shares will be delivered or deemed to be delivered to Participants.

(iii)    Form of Settlement. The Committee may, in its sole discretion, provide that the Shares to be issued upon exercise of an Option shall be in the form of Restricted Stock or other similar securities.

(iv)    Incentive Stock Options. The Committee shall only grant Incentive Stock Options if (y) with respect to the initial Share pools set forth in Section 4(a) and 4(c)(vi), within 12 months of the Effective Date, and/or (z) with respect to any increase in the Share pools set forth in Sections 4(a) and 4(c)(iv) by an amendment to this Plan, within 12 months of the effective date of any such amendment the Plan or amendment, whichever applicable, is approved by shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Section 422, applicable requirements under the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, and other laws, regulations, and obligations of the Company applicable to the Plan. Incentive Stock Options may be granted subject to shareholder approval but may not be exercised or otherwise settled in the event the shareholder approval is not obtained. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Right issued in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has first requested, or consents to, the change that will result in such disqualification. Thus, if and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

(A)    the Option shall not be exercisable for more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant;

(B)    the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company (and any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) that become exercisable for the first time by the Participant during any calendar year shall not (to the extent required by the Code at the time of the grant) exceed $100,000; and

(C)    if Shares acquired by exercise of an Incentive Stock Option are disposed of within two years following the date the Incentive Stock Option is granted or one year following the transfer of such Shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Committee may reasonably require.

(c)    Stock Appreciation Rights. The Committee may grant Stock Appreciation Rights to any Eligible Person in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option (a “Tandem Stock Appreciation Right”), or without regard to any Option (a “Freestanding Stock Appreciation Right”), in each case upon such terms and conditions as the Committee may establish in its sole discretion, not inconsistent with the provisions of the Plan, including the following:

(i)    Right to Payment. A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Committee. The grant price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of a Share on the date of grant, in the case of a Freestanding Stock Appreciation Right, or less than the associated Option exercise price, in the case of a Tandem Stock Appreciation Right. Other than pursuant to Section 10(c)(i) and (ii) of the Plan, the Committee shall not be permitted to (A) lower the grant price per Share of a Stock Appreciation Right after it is granted, (B) cancel a Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award (other than in connection with Substitute Awards), (C) cancel an outstanding Stock Appreciation Right in exchange for a Stock Appreciation Right with a grant price that is less than the grant price of the original Stock Appreciation Right, or (D) take any other action with respect to a Stock Appreciation Right that may be treated as a repricing pursuant to the applicable rules of the Listing Market, without shareholder approval.

(ii)    Other Terms. The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Shares will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right.

(iii)    Tandem Stock Appreciation Rights. Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or, for Options that are not Incentive Stock Options, at any time thereafter before exercise or expiration of such Option. Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the exercise price at which Shares can be acquired pursuant to the Option. In addition, if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies. Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised, and any Tandem Stock Appreciation Right shall no longer be exercisable to the extent the related Option has been exercised.

(d)    Restricted Stock Awards. The Committee is authorized to grant Restricted Stock Awards to any Eligible Person on the following terms and conditions:

(i)    Grant and Restrictions. Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, or as otherwise provided in this Plan during the Restriction Period. The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to a Restricted Stock Award, a Participant granted Restricted Stock shall have all of the rights of a shareholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). During the period that the Restricted Stock Award is subject to a risk of forfeiture, subject to Section 10(b) below and except as otherwise provided in the Award Agreement, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant or Beneficiary.

(ii)    Forfeiture. Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable Restriction Period, the Participant’s Restricted Stock that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited and reacquired by the Company; provided that, subject to the limitations set forth in Section 6(j) hereof, the Committee may provide, by resolution or other action or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to Restricted Stock Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii)    Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv)    Dividends and Splits. As a condition to the grant of a Restricted Stock Award, the Committee shall either (A) require that any cash dividends paid on a Share of Restricted Stock be automatically reinvested in additional Shares of Restricted Stock, or (B) require that payment be delayed (with or without interest at such rate, if any, as the Committee shall determine) and remain subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such cash dividend is payable, in each case in a manner that does not violate the requirements of Section 409A of the Code. Unless otherwise determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Shares or other property have been distributed.

(e)    Restricted Stock Unit Award. The Committee is authorized to grant Restricted Stock Unit Awards to any Eligible Person on the following terms and conditions:

(i)    Award and Restrictions. Satisfaction of a Restricted Stock Unit Award shall occur upon expiration of the deferral period specified for such Restricted Stock Unit Award by the Committee (or, if permitted by the Committee, as elected by the Participant in a manner that does not violate the requirements of Section 409A of the Code). In addition, a Restricted Stock Unit Award shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. A Restricted Stock Unit Award may be satisfied by delivery of Shares, cash equal to the Fair Market Value of the specified number of Shares covered by the Restricted Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter. Prior to satisfaction of a Restricted Stock Unit Award, a Restricted Stock Unit Award carries no voting or dividend or other rights associated with Share ownership. Prior to satisfaction of a Restricted Stock Unit Award, except as otherwise provided in an Award Agreement and as permitted under Section 409A of the Code, a Restricted Stock Unit Award may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant or any Beneficiary.

(ii)    Forfeiture. Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Stock Unit Award), the Participant’s Restricted Stock Unit Award that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited; provided that, subject to the limitations set forth in Section 6(j)(ii) hereof, the Committee may provide, by resolution or other action or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to a Restricted Stock Unit Award shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of any Restricted Stock Unit Award.

(iii)    Dividend Equivalents. As a condition to the grant of a Restricted Stock Unit, the Committee shall require that any cash dividends paid on a Share attributable to such Restricted Stock Unit be delayed (with or without interest at such rate, if any, as the Committee shall determine) and remain subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Unit with respect to which such cash dividend is payable, in a manner that does not violate the requirements of Section 409A of the Code. Unless otherwise determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Unit with respect to which such Shares or other property have been distributed.

(f)    Bonus Stock and Awards in Lieu of Obligations. The Committee is authorized to grant Shares to any Eligible Persons as a bonus, or to grant Shares or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Eligible Persons subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Shares or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Shares or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

(g)    Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to any Eligible Person entitling the Eligible Person to receive cash, Shares, other Awards, or other property equal in value to the dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued, or whether such Dividend Equivalents shall be deemed to have been reinvested in additional Shares, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify; provided, that in no event shall such Dividend Equivalents be paid out to Participants prior to vesting of the corresponding Shares underlying the Award. Any such determination by the Committee shall be made at the grant date of the applicable Award. Notwithstanding the foregoing, Dividend Equivalents credited in connection with an Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Award with respect to which such Dividend Equivalents have been credited.

(h)    Performance Awards. The Committee is authorized to grant Performance Awards to any Eligible Person payable in cash, Shares, or other Awards, on terms and conditions established by the Committee, subject to the provisions of Section 8 if and to the extent that the Committee shall, in its sole discretion, determine that an Award shall be subject to those provisions. The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. Except as provided in Section 9 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 8(b), or in the case of an Award that the Committee determines shall not be subject to Section 8 hereof, any other criteria that the Committee, in its sole discretion, shall determine should be used for that purpose. The amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis in a manner that does not violate the requirements of Section 409A of the Code.

(i)    Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to any Eligible Person such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan. Other Stock-Based Awards may be granted to Participants either alone or in addition to other Awards granted under the Plan, and such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. Except as otherwise provided in the last sentence of Section 6(h) hereof, the Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this

Section 6(i) shall be purchased for such consideration (including without limitation loans from the Company or a Related Entity provided that such loans are not in violation of Section 13(k) of the Exchange Act or any rule or regulation adopted thereunder or any other applicable law), paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards or other property, as the Committee shall determine.

(j)    Minimum Vesting Conditions. Except for certain limited situations (including death, disability, a Change in Control referred to in Section 9, grants to new hires to replace forfeited compensation, grants representing payment of earned Performance Awards or other incentive compensation, Substitute Awards or grants to Directors), all Awards granted under this Plan shall be subject to a minimum vesting period of one (1) year (the “Minimum Vesting Condition”); provided, that such Minimum Vesting Condition will not be required on Awards covering, in the aggregate, a number of Shares not to exceed 5% of the maximum Share pool limit set forth in Section 4(a) hereof (subject to adjustment as provided in Section 10(c) hereof).

7.    Certain Provisions Applicable to Awards.

(a)    Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity, in which the value of Shares subject to the Award is equivalent in value to the cash compensation (for example, Restricted Stock or Restricted Stock Units), or in which the exercise price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Shares minus the value of the cash compensation surrendered (for example, Options or Stock Appreciation Right granted with an exercise price or grant price “discounted” by the amount of the cash compensation surrendered), provided that any such determination to grant an Award in lieu of cash compensation must be made in a manner intended to be exempt from or comply with Section 409A of the Code.

(b)    Term of Awards. The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years (or in the case of an Incentive Stock Option such shorter term as may be required under Section 422 of the Code); provided, however, that in the event that on the last day of the term of an Option or a Stock Appreciation Right, other than an Incentive Stock Option, (i) the exercise of the Option or Stock Appreciation Right is prohibited by applicable law, or (ii) Shares may not be purchased, or sold by certain employees or directors of the Company due to the “black-out period” of a Company policy or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right may be extended by the Committee for a period of up to thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement, provided that such extension of the term of the Option or Stock Appreciation Right would not cause the Option or Stock Appreciation Right to violate the requirements of Section 409A of the Code.

(c)    Form and Timing of Payment Under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Shares, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis, provided that any determination to pay in installments or on a deferred basis shall be made by the Committee at the date of grant. Any installment or deferral provided for in the preceding sentence shall, however, subject to the terms of the Plan, be subject to the Company’s compliance with the provisions of the Sarbanes-Oxley Act of 2002, as amended, the rules and regulations adopted by the Securities and Exchange Commission thereunder, all applicable rules of the Listing Market and any other applicable law, and in a manner intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code. Subject to Section 7(e) of this Plan, the settlement of any Award may be accelerated, and cash paid in lieu of Shares in connection with such settlement, in the sole discretion of the Committee or upon occurrence of one or more specified events (in addition to a Change in Control). Any such settlement shall be at a value determined by the Committee in its sole discretion, which, without limitation, may in the case of an Option or Stock Appreciation Right be limited to the amount if any by which the Fair Market Value of a Share on the settlement date exceeds the exercise or grant price. Installment or deferred payments may be required by the Committee (subject to Section 7(e) of this Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award Agreement) or permitted at the election of the Participant on terms and conditions established by the Committee. The acceleration of the settlement of any Award, and the payment of any Award in installments or on an deferred basis, all shall be done in a manner that is intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code. The Committee may, without limitation, make provision for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Shares.

(d)    Exemptions from Section 16(b) Liability. It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16 pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

(e)    Code Section 409A.

(i)    The Award Agreement for any Award that the Committee reasonably determines to constitute a “nonqualified deferred compensation plan” under Section 409A of the Code (a “Section 409A Plan”), and the provisions of the Section 409A Plan applicable to that Award, shall be construed in a manner consistent with the applicable requirements of Section 409A of the Code, and the Committee, in its sole discretion and without the consent of any Participant, may amend any Award Agreement (and the provisions of the Plan applicable thereto) if and to the extent that the Committee determines that such amendment is necessary or appropriate to comply with the requirements of Section 409A of the Code.

(ii)    If any Award constitutes a Section 409A Plan, then the Award shall be subject to the following additional requirements, if and to the extent required to comply with Section 409A of the Code:

(A)    Payments under the Section 409A Plan may be made only upon (u) the Participant’s “separation from service,” (v) the date the Participant becomes “disabled,” (w) the Participant’s death, (x) a “specified time (or pursuant to a fixed schedule)” specified in the Award Agreement at the date of the deferral of such compensation, (y) a “change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets” of the Company, or (z) the occurrence of an “unforeseeable emergency”;

(B)    The time or schedule for any payment of the deferred compensation may not be accelerated, except to the extent provided in applicable Treasury Regulations or other applicable guidance issued by the Internal Revenue Service;

(C)    Any elections with respect to the deferral of such compensation or the time and form of distribution of such deferred compensation shall comply with the requirements of Section 409A(a)(4) of the Code; and

(D)    In the case of any Participant who is “specified employee,” a distribution on account of a “separation from service” may not be made before the date which is six months after the date of the Participant’s “separation from service” (or, if earlier, the date of the Participant’s death).

For purposes of the foregoing, the terms in quotations shall have the same meanings as those terms have for purposes of Section 409A of the Code, and the limitations set forth herein shall be applied in such manner (and only to the extent) as shall be necessary to comply with any requirements of Section 409A of the Code that are applicable to the Award.

(iii)    Notwithstanding the foregoing, or any provision of this Plan or any Award Agreement, the Company does not make any representation to any Participant or Beneficiary that any Awards made pursuant to this Plan are exempt from, or satisfy, the requirements of, Section 409A of the Code, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any Beneficiary for any tax, additional tax, interest or penalties that the Participant or any Beneficiary may incur in the event that any provision of this Plan, or any Award Agreement, or any amendment or modification thereof, or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A of the Code.

8.    Reserved.

9.    Change in Control.

(a)    Effect of “Change in Control”. If and only to the extent provided in any employment or other agreement between the Participant and the Company or any Related Entity, or in any Award Agreement, or to the extent otherwise determined by the Committee in its sole discretion and without any requirement that each Participant be treated consistently, and except as otherwise provided in Section 9(a)(iv) hereof, upon the occurrence of a “Change in Control,” as defined in Section 9(b):

(i)    Any Option or Stock Appreciation Right that was not previously vested and exercisable as of the time of the Change in Control, shall become immediately vested and exercisable, subject to applicable restrictions set forth in Section 10(a) hereof.

(ii)    Any restrictions, deferral of settlement, and forfeiture conditions applicable to a Restricted Stock Award, Restricted Stock Unit Award or an Other Stock-Based Award subject only to future service requirements granted under the Plan shall lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 10(a) hereof.

(iii)    With respect to any outstanding Award subject to achievement of performance goals and conditions under the Plan, the Committee may, in its discretion, consider such Awards to have been earned and payable based on achievement of performance goals or based upon target performance (either in full or pro-rata based on the portion of the Performance Period completed as of the Change in Control), except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 10(a).

(iv)    Except as otherwise provided in any employment or other agreement for services between the Participant and the Company or any Subsidiary, and unless the Committee otherwise determines in a specific instance, each outstanding Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award shall not be accelerated as described in Sections 9(a)(i), (ii) and (iii), if either (A) the Company is the surviving entity in the Change in Control and the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award continues to be outstanding after the Change in Control on substantially the same terms and conditions as were applicable immediately prior to the Change in Control or (B) the successor company or its parent company assumes or substitutes for the applicable Award, as determined in accordance with Section 10(c)(ii) of this Plan.

(b)    Definition of “Change in Control.” Unless otherwise specified in any employment or other agreement for services between the Participant and the Company or any Related Entity, or in an Award Agreement, a “Change in Control” shall mean the occurrence of any of the following:

(i)    The acquisition by any Person of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that for purposes of this Section 9(b), the following acquisitions shall not constitute or result in a Change in Control: (v) any acquisition directly from the Company; (w) any acquisition by the Company; (x) any acquisition by any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (z) any acquisition by any entity pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) below; or

(ii)    During any period of two (2) consecutive years (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)    Consummation of (A) a reorganization, merger, statutory share exchange or consolidation or similar transaction involving (x) the Company or (y) any one or more Subsidiaries whose combined revenues for the prior fiscal year represented more than 50% of the consolidated revenues of the Company and its Subsidiaries for the prior fiscal year (the “Major Subsidiaries”), or (B) a sale or other disposition of all or substantially all of the assets of the Company or the Major Subsidiaries, or the acquisition of assets or equity of another entity by the Company or any of its Subsidiaries (each of the events referred to in clauses (A) and (B) sometimes hereinafter being referred to a “Business Combination”), unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) (the “Continuing Entity”) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Voting Securities, (excluding any outstanding voting securities of the Continuing Entity that such Beneficial Owners hold immediately following the consummation of the Business Combination as a result of their ownership, prior to such consummation, of voting securities of any company or other entity involved in or forming part of such Business Combination other than the Company), (2) no Person (excluding any employee benefit plan (or related trust) of the Company or any Continuing Entity or any entity controlled by the Continuing Entity or any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Continuing Entity except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the Board of Directors or other governing body of the Continuing Entity were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv)    Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding anything to the contrary herein, the term “Change in Control” shall not include any sale of assets, a merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

10.    General Provisions.

(a)    Compliance With Legal and Other Requirements. The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Shares or payment of other benefits under any Award until completion of such registration or qualification of such Shares or other required action under any federal or state law, rule or regulation, listing or other required action with respect to the Listing Market, or compliance with any other obligation of the Company, as the Committee, may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Shares or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

(b)    Limits on Transferability; Beneficiaries. No Award or other right or interest granted under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party, or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon), are by gift or pursuant to a domestic relations order, and are to a “Permitted Assignee” that is a permissible transferee under the applicable rules of the Securities and Exchange Commission for registration of securities on a Form S-8 registration statement. For this purpose, a Permitted Assignee shall mean (i) the Participant’s spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) a trust for the benefit of one or more of the Participant or the persons referred to in clause (i), (iii) a partnership, limited liability company or corporation in which the Participant or the persons referred to in clauses (i) and (ii) are the only partners, members or shareholders, or (iv) a foundation in which any person or entity designated in clauses (i), (ii) or (iii) above control the management of assets. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c)    Adjustments.

(i)    Adjustments to Awards. In the event that any extraordinary dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Shares and/or such other securities of the Company or any other issuer, then the Committee shall, in such manner as it may deem appropriate and equitable, substitute, exchange or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under Section 4 hereof, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Committee determines to be appropriate in order to prevent the reduction or enlargement of benefits under any Award.

(ii)    Adjustments in Case of Certain Transactions. In the event of any merger, consolidation or other reorganization in which the Company does not survive, or in the event of any Change in Control (and subject to the provisions of Section 9 of this Plan relating to the vesting of Awards in the event of any Change in Control), any outstanding Awards may be dealt with in accordance with any of the following approaches, without the requirement of obtaining any consent or agreement of a Participant as such, as determined by the agreement effectuating the transaction or, if and to the extent not so determined, as determined by the Committee: (A) the continuation of the outstanding Awards by the Company, if the Company is a surviving entity, (B) the assumption or substitution for, as those terms are defined below, the outstanding Awards by the surviving entity or its parent or subsidiary, (C) full exercisability or vesting and accelerated expiration of the outstanding Awards, or (D) settlement of the value of the outstanding Awards, to the extent vested, in cash or cash equivalents or other property followed by cancellation of such Awards in their entirety (which value, in the case of Options or Stock Appreciation Rights, shall be measured by the amount, if any, by which the Fair Market Value of a vested Share exceeds the exercise or grant price of the Option or Stock Appreciation Right as of the effective date of the transaction) and cancellation of underwater Awards for no consideration. For the purposes of this Plan, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award shall be considered assumed or substituted for if following the applicable transaction the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award immediately prior to the applicable transaction, on substantially the same vesting and other terms and conditions as were applicable to the Award immediately prior to the applicable transaction, the consideration (whether stock, cash or other securities or property) received in the applicable transaction by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the applicable transaction is not solely common stock of the successor company or its parent or subsidiary, the Committee may, with the consent of the successor company or its parent or subsidiary, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award, for each Share subject thereto, will be solely common stock of the successor company or its parent or subsidiary substantially equal in fair market value to the per share consideration received by holders of Shares in the applicable transaction. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding.

(iii)    Other Adjustments. The Committee or the Board is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Awards subject to satisfaction of performance goals, or performance goals and conditions relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant.

(d)    Award Agreements. Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee consistent with the provisions of the Plan.

(e)    Taxes. The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company or any Related Entity and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations, either on a mandatory or elective basis in the discretion of the Committee. The amount of withholding tax paid with respect to an Award by the withholding of Shares otherwise deliverable pursuant to the Award or by delivering Shares already owned shall not exceed the maximum statutory withholding required with respect to that Award (or such other limit as the Committee shall impose, including without limitation, any limit imposed to avoid or limit any financial accounting expense relating to the Award).

(f)    Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue or terminate the Plan, or the Committee’s authority to grant Awards under the Plan, without the consent of shareholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3) or the rules of the Listing Market, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareholders for approval; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under the terms of any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, except as otherwise provided in the Plan; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Committee or the Board action may materially and adversely affect the rights of such Participant under terms of such Award.

(g)    Clawback of Benefits.

(i)    The Company may (A) cause the cancellation of any Award, (B) require reimbursement of any Award by a Participant or Beneficiary, and (C) effect any other right of recoupment of equity or other compensation provided under this Plan or otherwise in accordance with any Company policies that currently exist or that may from time to time be adopted or modified in the future by the Company and/or applicable law (each, a “Clawback Policy”). In addition, a Participant may be required to repay to the Company certain previously paid compensation, whether provided under this Plan or an Award Agreement or otherwise, in accordance with any Clawback Policy. By accepting an Award, a Participant is also agreeing to be bound by any existing or future Clawback Policy adopted by the Company, or any amendments that may from time to time be made to the Clawback Policy in the future by the Company in its discretion (including without limitation any Clawback Policy adopted or amended to comply with applicable laws or stock exchange requirements) and is further agreeing that all of the Participant’s Award Agreements may be unilaterally amended by the Company, without the Participant’s consent, to the extent that the Company in its discretion determines to be necessary or appropriate to comply with any Clawback Policy.

(ii)    If the Participant, without the consent of the Company, while employed by or providing services to the Company or any Related Entity or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Related Entity, as determined by the

Committee in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of the Award may, at the Committee’s discretion, be canceled and (ii) the Committee, in its discretion, may require the Participant or other person to whom any payment has been made or Shares or other property have been transferred in connection with the Award to forfeit and pay over to the Company, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any Option or Stock Appreciation Right and the value realized (whether or not taxable) on the vesting or payment of any other Award during the time period specified in the Award Agreement or otherwise specified by the Committee.

(g)    Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder or under any Award shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person’s or Participant’s Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a shareholder of the Company or any Related Entity including, without limitation, any right to receive dividends or distributions, any right to vote or act by written consent, any right to attend meetings of shareholders or any right to receive any information concerning the Company’s or any Related Entity’s business, financial condition, results of operation or prospects, unless and until such time as the Participant is duly issued Shares on the stock books of the Company or any Related Entity in accordance with the terms of an Award. None of the Company, its officers or its directors shall have any fiduciary obligation to the Participant with respect to any Awards unless and until the Participant is duly issued Shares pursuant to the Award on the stock books of the Company in accordance with the terms of an Award. Neither the Company, nor any Related Entity, nor any of their respective officers, directors, representatives or agents is granting any rights under the Plan to the Participant whatsoever, oral or written, express or implied, other than those rights expressly set forth in this Plan or the Award Agreement.

(h)    Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligation to deliver Shares pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give any such Participant any rights that are greater than those of a general creditor of the Company or Related Entity that issues the Award; provided that the Committee may authorize the creation of trusts and deposit therein cash, Shares, other Awards or other property, or make other arrangements to meet the obligations of the Company or Related Entity under the Plan. Such trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(i)    Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable.

(j)    Payments in the Event of Forfeitures; Fractional Shares. Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(k)    Governing Law. Except as otherwise provided in any Award Agreement, the validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to principles of conflict of laws, and applicable federal law.

(l)    Foreign Laws. The Committee shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Related Entities may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

(m)    Plan Effective Date; Termination of Plan. The Plan shall become effective on the Effective Date. The Plan shall terminate at the earliest of (a) such time as no Shares remain available for issuance under the Plan, (b) termination of this Plan by the Board, or (c) the tenth anniversary of the Effective Date. Awards outstanding upon expiration of the Plan shall remain in effect until they have been exercised or terminated or have expired.

(n)    Construction and Interpretation. Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender. Headings of Articles and Sections hereof are inserted for convenience and reference and constitute no part of the Plan.

(o)    Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

ISRAEL APPENDIX—EMPLOYEES IN ISRAEL

TO THE

ARKO CORP.

2020 INCENTIVE COMPENSATION PLAN

1. Special Provisions for Employees and Other Service Providers in Israel

1.1 This Israel Appendix (the “Appendix”) to the ARKO CORP. 2020 INCENTIVE COMPENSATION PLAN (the “Plan”) is effective as of the Effective Date of the Plan and has been adopted pursuant to section 10(l) of the Plan.

1.2 The provisions specified hereunder apply only to persons who are Israeli Participants (as such term is defined below).

1.3 This Appendix applies with respect to grants of Awards under the Plan. The purpose of this Appendix is to establish certain rules and limitations applicable to Awards that may be granted or issued under the Plan from time to time, in compliance with the securities and other applicable laws currently in force in the State of Israel. Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the Plan. This Appendix is applicable only to grants made after the Effective Date. This Appendix complies with and is subject to the Section 102 of the ITO.

1.4 The Plan and this Appendix shall be read together. In any case of contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions of this Appendix shall govern.

2. Definitions

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Appendix:

“3(i) Option” means an Award which is subject to taxation pursuant to Section 3(i) of the ITO which has been granted to an Israeli Participant who is not an Eligible 102 Participant.

“102 Capital Gains Route” means the tax route set forth in Sections 102(b)(2) and 102(b)(3) of the ITO.

“102 Capital Gains Route Grant” means a 102 Trustee Grant qualifying for the special tax treatment under the 102 Capital Gains Route.

“102 Ordinary Income Route” means the tax route set forth in Section 102(b)(1) of the ITO.

“102 Ordinary Income Route Grant” means a 102 Trustee Grant qualifying for the ordinary income tax treatment under the 102 Ordinary Income Route.

“102 Trustee Grant” means an Award granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the Israeli Participant. 102 Trustee Grant may include both 102 Capital Gains Route Grants and 102 Ordinary Income Route Grants.

“Affiliate” any “employing company” within the meaning of Section 102(a) of the Ordinance.

“Award Agreement” means a document to be signed between the Company and an Israeli Participant, specifying the terms and conditions of the grant of an Award under the Plan and this Appendix to such Israeli Participants and including any document attached to such agreement. Without derogating from the above, with respect to 102 Trustee Grant, such Award Agreement shall be deposited with the Trustee in accordance with the provisions of Section 102 and the Rules. “Controlling Shareholder” as defined under Section 32(9) of the ITO means an Israeli Participant who, prior to the grant, or as a result of the grant or vesting of the Award, holds or would hold, directly or indirectly, in his name or together with a relative (as defined in the ITO) (i) 10% or more of the outstanding shares of the Company, (ii) 10% of the voting power of the Company, (iii) the right to hold or purchase 10% of the outstanding equity or voting power, (iv) the right to obtain 10% of the “profit” of the Company (as defined in the ITO), or (v) the right to appoint a director of the Company.

“Company” Arko Corp., a Delaware corporation.

“Election” means the Company’s choice of the type (as between 102 Capital Gains Route Grant or 102 Ordinary Income Route) of 102 Trustee Grants it will make under the Plan, as filed with the ITA.

“Eligible 102 Participant” means an individual employed by an Israeli Affiliate or an individual who is serving as a Nose Misra—Office Holder (as such term is defined in the Israeli Companies’ Law, 5759-1999, including directors) of an Israeli Affiliate, who is not a Controlling Shareholder prior to the issuance of the relevant Award or as a result thereof.

“Fair Market Value” with respect to 102 Capital Gains Route Grants only, for the sole purpose of determining tax liability pursuant to Section 102(b)(3) of the ITO, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

“Israeli Non-Employee Participant” means a person who is not an Israeli Employee Participant, and inter alia, shall include a consultant, adviser or service provider of an Israeli Affiliates and a Controlling Shareholder (whether or not an employee of the Company or its Affiliates) of an Israeli Affiliate.

“Israeli Participant” means Eligible 102 Participant and Israeli Non-Employee Participants.

“ITA” means the Israel Tax Authorities.

“ITO” means the Israeli Income Tax Ordinance (New Version), 1961-5721 and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the Rules, all as may be amended from time to time.

“Non-Trustee Grant” means an Award granted to an Eligible 102 Participant pursuant to Section 102(c) of the ITO and not held in trust by a Trustee.

“Required Holding Period” means the requisite period prescribed by the ITO and the Rules, or such other period as may be required by the ITA, with respect to 102 Trustee Grants, during which Awards or Shares granted or issued by the Company must be held by the Trustee for the benefit of the Israeli Participant. Currently, the Required Holding Period for (i)102 Capital Gains Route Grants is 24 months from the date of grant of the Awards and (ii) the 102 Ordinary Income Route Grants is 12 months from the date of grant of the Awards.

“Rules” means the Income Tax Rules (Tax Benefits related to Stock Issuance to Employees) 5763-2003, as may be amended or replaced from time to time.

“Section 102” shall mean the provisions of Section 102 of the ITO, as amended from time to time.

“TASE” means Tel Aviv Stock Exchange.

“Trust Agreement” the trust agreement between the Company and the Trustee pursuant to the requirements of Section 102 and the ITO.

“Trustee” means IBI Trust Management or any person or entity designated by the Board of the Company or its Affiliate to serve as a trustee and who is approved by the ITA in accordance with the provisions of Section 102(a) of the ITO, as may be replaced from time to time in accordance with the provisions of the ITO.

3. Types of Awards and Section 102 Election

3.1 102 Trustee Grants shall be made pursuant to either (a) the 102 Capital Gains Route Grants or (b) the 102 Ordinary Income Route Grants. The Company’s Election regarding the type of 102 Trustee Grant shall be filed with the ITA. Once the Company has filed such Election, it may change its election only after the elapse of at least 12 months from the end of the calendar year in which the first grant was made in under the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Grants to Eligible 102 Participants at any time.

3.2 Eligible 102 Participants may receive only 102 Trustee Grants or Non- Trustee Grants under this Appendix. Participants who are Israeli Non-Employee Participant may be granted only 3(i) Options under this Appendix.

3.3 No 102 Trustee Grants may be made effective pursuant to this Appendix until 30 days after the requisite filings required by the ITO and the Rules have been made with the ITA.

3.4 The Award Agreement, or other documents evidencing the Awards granted pursuant to the Plan and this Appendix shall indicate whether the grant is a 102 Trustee Grant, a Non-Trustee Grant or a 3(i) Grant; and, if the grant is a 102 Trustee Grant, whether it is a 102 Capital Gains Route Grant or a 102 Ordinary Income Route Grant.

4. Terms and Conditions of 102 Trustee Grants

4.1 Each 102 Trustee Grant will be deemed granted on the date stated in a written notice by the Company and shall be subject to compliance with the requirements of Section 102 and the execution by the Israeli Participant of any document required pursuant to this Section 4.

4.2 Notwithstanding the provisions of the Plan, each 102 Trustee Grant granted to an Eligible 102 Participant and each certificate for shares of Stock acquired pursuant to the exercise or vesting of an Award or issued subsequently following any realization of rights derived from the Awards, shall be issued to the Trustee and shall be held in trust for the benefit of the Israeli Participant for the Required Holding Period.

4.3 Each 102 Trustee Grant (whether a 102 Capital Gains Route Grant or a 102 Ordinary Income Route Grant, as applicable) shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the 102 Trustee Grant and shall prevail over any term contained in the Plan, this Appendix or any agreement that are not consistent therewith. Any provision of the ITO and any additional terms required by the ITA not expressly specified in this Appendix or the Award Agreement, as applicable, which are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Eligible 102 Participant. The Trustee and the Eligible 102 Participant granted a 102 Trustee Grant shall comply with the ITO, and the terms and conditions of the Trust Agreement entered into between the Company and/or the Trustee. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the Rules. Further, each

Eligible 102 Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law, and, particularly, Section 102.

4.4 During the Required Holding Period, the Eligible 102 Participant shall not require the Trustee to release or sell the Shares including any Shares received subsequently following any realization of rights derived from the Awards (including stock dividends) to the Eligible 102 Participant or to any third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer such Shares to a designated third party or to the Eligible 102 Participant, provided that both of the following conditions have been satisfied prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the Shares have been withheld for transfer to the tax authorities and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer according to the terms of the Company’s corporate documents, the Plan, any applicable agreement and any applicable law have been satisfied. It is hereby acknowledged that such sale or release during the Required Holding Period will result in different tax ramifications to the Eligible 102 Participant under Section 102 of the ITO and the Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Participant.

4.5 In the event a stock dividend is declared and/or additional rights are granted with respect to Shares which are subject to 102 Trustee Grants or the realization thereof, such dividend and/or rights shall also be subject to the provisions of this Section 4 and the Required Holding Period for such shares and/or rights shall be measured from the commencement of the Required Holding Period for the Awards with respect to which the dividend was declared and/or rights granted. In the event of a cash dividend on Shares, the Trustee shall transfer the dividend proceeds to the Eligible 102 Participant after deduction of taxes and mandatory payments in compliance with applicable withholding requirements.

Without derogating from the generality of the above, and from the provisions of the Plan, the following adjustments shall apply to the following circumstances:

(A)    Share Dividend/Bonus Shares. If the Company shall distribute Shares as share dividend or bonus shares then the number of Shares resulting from the exercise of any Award shall be increased or decreased (as applicable) by such number of Shares of the same type that the Israeli Participants is entitled to receive had such Israeli Participant exercised the Award until the last trading date prior to the EX Date (as such term is defined in TASE rules) of such distribution. In such event the applicable exercise price shall not be changed. This adjustment method may not be amended, restated or otherwise changed.

(B)    Rights Offering. If the Company offers shares of any class of stock to its stockholders by way of rights offering then the exercise price of any Award shall not be adjusted. However, in such event the number of Shares to be issued pursuant to any exercise of an Award, that were not issued prior to the record date of such rights offering shall be adjusted in accordance with the benefit component of the rights so offered as reflected by the ratio between the closing price of the Shares in TASE of the last trading date prior to the Ex-Date of such rights offering and the base price “Ex- Rights” (as such term is defined in TASE rules).

(C)    Cash Dividends. If the Company distributes cash dividends and the record date of such distribution falls prior to the exercise of an Award (including unvested Awards), then the exercise price of each Share that is subject to such Award shall be reduced by the gross amount of the cash dividend per share that was paid to the Company’s stockholders pursuant to such distribution provided that the exercise price of any Share shall not be lower than the nominal value thereof. The mechanism for adjustment of exercise price in cases of payment of a cash dividend may be amended by the Board in accordance with the requirements or customary mechanism implemented on any applicable stock exchange.

4.6 Upon receipt of any 102 Trustee Grant, the Eligible 102 Participant will consent to the grant of the Award under Section 102 and undertake to comply with the terms of Section 102 and the Trust Agreement.

5. Assignability

As long as Awards and Shares are held by the Trustee on behalf of the Eligible 102 Participant, all rights of the Eligible 102 Participant over the Awards and Shares are personal, cannot be transferred, assigned, pledged, given as collateral or mortgaged, other than by will or laws of descent and distribution.

6. Tax Consequences

6.1 Any tax consequences arising from the grant, vesting or exercise of any Award, from the issuance or sale of Shares covered thereby or subject thereto, or from any other event or act (of the Company, and/or its affiliates, and/or the Trustee, and/or the Israeli Participant), hereunder, shall be borne solely by the Israeli Participant. The Company and/or its affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations. Furthermore, the Israeli Participant shall agree to indemnify the Company and/or its affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Israeli Participant. The Company and/or any of its affiliates and/or the Trustee may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to grants under the Plan and the exercise and/or sale or other disposition thereof, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount (or Shares issuable) then or thereafter to be provided to the Israeli Participant, including by deducting any such amount from an Israeli Participant’s salary or other amounts payable to the Israeli Participant, to the maximum extent permitted under law and/or (ii) requiring the Israeli Participant to pay to the Company or any of its affiliates the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Shares and/or (iii) by causing the exercise and sale or disposition of any Award or Shares held by or on behalf of the Israeli Participant to cover such liability. In addition, the Israeli Participant will be required to pay any amount due in excess of the tax withheld and transferred to the tax authorities, pursuant to applicable tax laws, regulations and rules.

6.2 The Company and/or, when applicable, the Trustee shall not be required to release any Award or Share to an Israeli Participant until all required Tax payments have been fully made.

6.3 With respect to Non-Trustee Grants, if the Israeli Participant ceases to be employed by the Company or any Subsidiary or Parent thereof, the Eligible 102 Participant shall extend to the Company and/or the applicable affiliate a security or guarantee for the payment of tax due at the time of sale of Shares to the satisfaction of the Company, all in accordance with the provisions of Section 102 of the ITO and the Rules.

7. Governing Law and Jurisdiction

Notwithstanding any other provision of the Plan, with respect to Israeli Participants subject to this Appendix, this Appendix shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

* * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

In connection with the business combination, New Parent will enter into indemnification agreements with each of its directors and executive officers. These agreements will provide that New Parent will indemnify each of its directors and such officers to the fullest extent permitted by law and its charter and its bylaws.

New Parent will also maintain a general liability insurance policy, which will cover certain liabilities of directors and officers of New Parent arising out of claims based on acts or omissions in their capacities as directors or officers.

Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description

1.1*	Underwriting Agreement, dated June 6, 2018, among Haymaker Acquisition Corp II and Cantor Fitzgerald & Co. (1)

2.1†	Business Combination Agreement, dated as of September 8, 2020, by and among Haymaker Acquisition Corp. II, ARKO Corp., Punch US Sub, Inc., Punch Sub Ltd. and ARKO Holdings Ltd. (included as Annex A to this proxy statement/prospectus).

2.2†	Equity Purchase Agreement, dated as of September 8, 2020, by and among ARKO Corp. and each of the persons or entities listed on Exhibit B thereto (included as Annex F to this proxy statement/prospectus)

3.1*	Certificate of Incorporation of ARKO Corp.

3.2	Bylaws of ARKO Corp. (included as Annex C to this proxy statement/prospectus).

3.3	Form of Amended and Restated Certificate of Incorporation of ARKO Corp. (included as Annex B to this proxy statement/prospectus).

4.1*	Warrant Agreement, dated June 6, 2019, between the Haymaker Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent. (1)

4.2*	Form of Warrant Assignment, Assumption and Amendment Agreement, by and among between Haymaker Acquisition Corp. II, ARKO Corp., and Continental Stock & Trust Company, as warrant agent.

4.3	Form of Registration Rights and Lock-up Agreement by and among ARKO Corp. and each of the persons or entities listed on Schedule A thereto (included as Annex D to this proxy statement/prospectus).

4.4*	Form of New Ares Warrant.

5.1*	Opinion of DLA Piper LLP (US) with respect to the legality of the securities being registered.

8.1	Opinion of DLA Piper LLP (US) regarding tax matters.

10.1	[Reserved]

10.2*	Registration Rights Agreement, dated June 6, 2019, by and among Haymaker Acquisition Corp. II and certain securityholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Commission by Haymaker Acquisition Corp. II on June 12, 2019).

10.3*	Letter Agreement, dated June 6, 2019, by and among Haymaker Acquisition Corp. II, the Sponsor, and Haymaker Acquisition Corp. II’s officers and directors. (1)

10.4*	Investment Management Trust Agreement, dated June 6, 2019, by and between Haymaker Acquisition Corp. II and Continental Stock Transfer & Trust Company. (1)

10.5*	Administrative Support Agreement, dated June 6, 2019, by and between Haymaker Acquisition Corp. II and the Sponsor. (1)

10.6*	Private Placement Warrants Purchase Agreement, dated June 6, 2019, by and between Haymaker Acquisition Corp. II and the Sponsor. (1)

10.7*	Private Placement Warrants Purchase Agreement, dated June 6, 2019, by and among Haymaker Acquisition Corp. II, Cantor Fitzgerald & Co. and Stifel, Nicolaus & Company, Incorporated. (1)

Exhibit	Description

10.8*	Voting Letter Agreement, dated as of September 8, 2020, by and among Arie Kotler, Morris Willner and Vilna Holdings (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Commission by Haymaker Acquisition Corp. II on September 9, 2020).

10.9*	Voting Support Agreement, dated as of September 8, 2020, by and among Haymaker Acquisition Corp. II and Arie Kotler, KMG Realty LLC, and Yahli Group Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission by Haymaker Acquisition Corp. II on September 9, 2020)

10.10*	Voting Support Agreement, dated as of September 8, 2020, by and among Haymaker Acquisition Corp. II and Vilna Holdings, WRDC Enterprises and Morris Willner (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission by Haymaker Acquisition Corp. II on September 9, 2020).

10.11#*	Employment Agreement, dated as of September 8, 2020, by and between ARKO Corp. and Arie Kotler.

10.12*	Sponsor Support and Waiver Letter Agreement, dated as of September 8, 2020, by and among Haymaker Sponsor II LLC, ARKO Holdings Ltd, and for purposes of Section 6 and Section 12 therein, Andrew R. Heyer and Steven J. Heyer (included as Annex E to this proxy statement/prospectus).

10.13*	Termination Fee Letter Agreement, dated as of September 8, 2020 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Commission by Haymaker Acquisition Corp. II on September 9, 2020).

10.14#*	ARKO Corp. 2020 Incentive Compensation Plan (included as Annex G to this proxy statement/prospectus).

10.15*	Trust Deed for the Series C Bonds, dated June 20, 2016, by and between Arko Holdings Ltd. and Hermetic Trust (1975) Ltd.

10.16*	Second Amendment to Credit Agreement, dated May 27, 2020, by and among GPM Investments, LLC, the lenders party thereto, the guarantors party thereto, and Ares Capital Corporation.

10.17*	Third Amendment to Credit Agreement, dated August 27, 2020, by and among GPM Investments, LLC, the lenders party thereto, the guarantors party thereto, and Ares Capital Corporation.

10.18*	Amended and Restated Credit Agreement, dated July 15, 2019, by and among GPM Petroleum LP, the guarantors party thereto, Capital one, National Association, Keybank National Association, Santander Bank, N.A., and the lenders party thereto.

10.19*	Increase Agreement and Amendment, dated March 31, 2020, by and among the incremental lenders party thereto, the lenders party thereto, GPM Petroleum LP, the guarantors party thereto, and Capital One, National Association.

10.20=*	Second Amendment to Third Amended, Restated and Consolidated Revolving Credit and Security Agreement, dated October 6, 2020, by and among the GPM Investments, LLC and the other borrowers party thereto, the lenders party thereto, and PNC Bank, National Association.

10.21*	Term Loan and Security Agreement, dated January 12, 2016, by and among GPM Petroleum LP, the borrowers party thereto, the lenders party thereto, and PNC Bank, National Association.

10.22*	First Amendment to Term Loan and Security Agreement, dated November 17, 2017, by and among GPM Petroleum LP, the borrowers party thereto, the lenders party thereto, and PNC Bank, National Association.

10.23*	Second Amendment to Term Loan and Security Agreement, dated December 22, 2017, by and among GPM Petroleum LP, the borrowers party thereto, the lenders party thereto, and PNC Bank, National Association.

Exhibit	Description

10.24*	Third Amendment to Term Loan and Security Agreement, dated July 15, 2019, by and among GPM Petroleum LP, the borrowers party thereto, the lenders party thereto, and PNC Bank, National Association.

10.25*	Fourth Amendment to Term Loan and Security Agreement, dated April 1, 2020, by and among GPM Petroleum LP, the borrowers party thereto, the lenders party thereto, and PNC Bank, National Association.

10.26*	Amended and Restated Master Covenant Agreement, dated May 7, 2020, by and between GPM Investments, LLC and M&T Bank.

10.27*	Amendment to Amended and Restated Master Covenant Agreement, dated July 30, 2020, by and between GPM Investments, LLC and M&T Bank.

10.28†*	Amended, Restated and Consolidated Credit Agreement, dated December 21, 2016, by and between GPM Investments, LLC and the other borrowers party thereto and M&T Bank.

10.29*	First Amendment to Amended, Restated and Consolidated Credit Agreement, dated November 16, 2017, by and among GPM Investments, LLC and the other borrowers party thereto, Village Pantry, LLC and M&T Bank.

10.30*	Second Amendment to Amended, Restated and Consolidated Credit Agreement, dated November 25, 2019, by and among GPM Investments, LLC and the other borrowers party thereto, Village Pantry, LLC and M&T Bank.

10.31*	Third Amendment to Amended, Restated and Consolidated Credit Agreement, dated March 16, 2020, by and among GPM Investments, LLC and the other borrowers party thereto, Village Pantry, LLC and M&T Bank.

10.32=*	Primary Supplier Distribution Agreement (Mountain Empire Oil Company), dated February 1, 2019, by and between Core-Mark International, Inc. and Mountain Empire Oil Company.

10.33=*	Amendment No. 1 to Primary Supplier Distribution Agreement (Mountain Empire Oil Company), dated February 10, 2020, by and between Mountain Empire Oil Company and Core-Mark International, Inc.

10.34†=*	Master Distribution Agreement, dated October 1, 2016, by and between Core-Mark International, Inc. and Admiral Petroleum Company.

10.35=*	Amendment No. 1 to Master Distribution Agreement, dated January 1, 2017, by and between Admiral Petroleum Company and Core-Mark International, Inc.

10.36=*	Amendment No. 2 to Master Distribution Agreement, dated December 1, 2017, by and between Admiral Petroleum Company and Core-Mark International, Inc.

10.37=*	Amendment No. 3 to Primary Supplier Distribution Agreement (Admiral Petroleum Company), dated February 10, 2020, by and between Admiral Petroleum Company and Core-Mark International, Inc.

10.38=*	Primary Supplier Distribution Agreement (Southeast and Midwest), dated January 1, 2016, by and among Core-Mark International, Inc., GPM Southeast, LLC, and GPM Midwest, LLC.

10.39=*	Amendment No. 2 to Primary Supplier Distribution Agreement (Southeast and Midwest), dated December 1, 2017, by and among GPM Investments, LLC, GPM Southeast, LLC, GPM Midwest, LLC, and Core-Mark International, Inc.

10.40†*	Amendment No. 3 to Primary Supplier Distribution Agreement (Southeast and Midwest), dated March 31, 2018, by and among Core-Mark International, Inc. and GPM Investments, LLC, GPM Southeast, LLC, GPM Midwest, LLC, and GPM Apple, LLC.

Exhibit	Description

10.41=*	Amendment No. 4 to Primary Supplier Distribution Agreement (Southeast and Midwest), dated February 10, 2020, by and among Core-Mark International, Inc. and GPM Investments, LLC, GPM Southeast, LLC, GPM Midwest, LLC, and GPM Apple, LLC.

10.42=*	Primary Supplier Distribution Agreement (WOC Southeast Holding Corp.), dated January 1, 2016, by and between Core-Mark International, Inc. and WOC Southeast Holding Corp.

10.43=*	Amendment No. 1 to Primary Supplier Distribution Agreement (WOC Southeast Holding Corp.), dated December 1, 2017, by and between Core-Mark International, Inc. and WOC Southeast Holding Corp.

10.44=*	Amendment No. 3 to Primary Supplier Distribution Agreement (WOC Southeast Holding Corp.), dated February 10, 2020, by and between Core-Mark International, Inc. and WOC Southeast Holding Corp.

10.45=*	Letter Agreement dated June 15, 2018, by and between Grocery Supply Company and GPM Southeast, LLC.

10.46=*	Master Incentive Agreement, dated effective April 1, 2016, by and between Valero Marketing and Supply Company and GPM Petroleum, LLC.

10.47=*	This First Amendment to Master Incentive Agreement, dated effective July 1, 2019, by and between Valero Marketing and Supply Company and GPM Petroleum, LLC.

10.48†=*	Branded Product Supply and Trademark License Agreement, dated effective July 1, 2020, by and between Marathon Petroleum Company LP and GPM Petroleum, LLC.

10.49†=*	Rollover and Master Branding Agreement, dated January 4, 2019, by and between GPM Petroleum, LLC and Marathon Petroleum Company LP.

10.50†=*	First Amendment to Rollover and Master Branding Agreement, dated April 1, 2019, by and between GPM Petroleum, LLC and Marathon Petroleum Company LP.

10.51*	Second Amendment to Rollover and Master Branding Agreement, dated effective April 1, 2019, by and between GPM Petroleum, LLC and Marathon Petroleum Company LP.

10.52=*	Branded Jobber Agreement, dated January 31, 2020, by and between BP Products North America Inc. and GPM Petroleum LLC.

10.53†=*	Master Incentive Agreement, dated December 1, 2016, by and between BP Products North America Inc. and GPM Petroleum, LLC.

10.54†*	Second Amended, Restated and Consolidated Fuel Distribution Agreement, dated September 30, 2020, by and between GPM Petroleum, LLC and GPM Investments, LLC.

10.55†*	Third Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP, dated December 3, 2019 by and among GPM Petroleum GP, LLC and the limited partners party thereto.

23.1	Consent of Marcum LLP.

23.2	Consent of Grant Thornton LLP.

24.1*	Power of Attorney (included on signature page to the initial filing of the Registration Statement Filed on September 10, 2020).

99.1*	Consent of Steven J. Heyer to be named as a director.

99.2*	Consent of Arie Kotler to be named as director.

99.3	Form of Proxy Card.

*	Previously Filed
+	To be filed by amendment.
#	Indicates management contract or compensatory plan or arrangement.

†	Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.
=

Certain information in this exhibit has been omitted in accordance with the rules of the Securities and Exchange Commission by means of redacting a portion of the text and replacing it with “[***]”. The Registrant has determined that such omitted information (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

(1)	Incorporated by reference to an exhibit to Haymaker Acquisition Corp. II’s current report on Form 8-K filed with the SEC on June 12, 2019.
(2)	Incorporated by reference to an exhibit to Haymaker Acquisition Corp. II’s Form S-1, filed with the SEC on May 20, 2019.
(3)	Incorporated by reference to an exhibit to Haymaker Acquisition Corp. II’s Form S-1/A, filed with the SEC on May 28, 2019.

Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on November 5, 2020.

ARKO CORP.

By:	/s/ Christopher Bradley
Name: Christopher Bradley
Title: Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated:

Signature	Title	Date

* Steven J. Heyer	Chief Executive Officer and Executive Chairman (Principal Executive Officer)	November 5, 2020

/s/ Christopher Bradley Christopher Bradley	Chief Financial Officer, Secretary, and Director (Principal Financial and Accounting Officer)	November 5, 2020

* Joseph Tonnos	Senior Vice President, Business Development, and Director (Principal Financial and Accounting Officer)	November 5, 2020

* By:	/s/ Christopher Bradley
Christopher Bradley.
Attorney-in-fact